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05008000

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Credit Agricole SA

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

MAY 18 2005

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34771 FISCAL YEAR 12-31-04

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DAT : 5/17/05

ARIS
12-31-04

Crédit Agricole S.A.
File No. 82-34771

INFORMATION MADE PUBLIC, FILED OR DISTRIBUTED BY CREDIT AGRICOLE SA THROUGH APRIL 30, 2005

1. ANNUAL REPORTS PUBLISHED BY CREDIT AGRICOLE

1.1 2004 Annual Report.

1.2 Update of the 2004 *Document de reference*, registered with the AMF on April 20, 2005.

2. MATERIALS PUBLISHED IN CONNECTION WITH A PUBLIC OFFERING OF SECURITIES

2.1 Prospectus relating to the issuance of (A) €130 million EONIA linked notes, (B) €70 million EONIA linked notes and (C) €50 million three month Euribor linked notes, all due April 2008, registered with the AMF on April 12, 2005.

2.2 Materials relating to the U.S.$20,000,000,000 Euro Medium Term Note Program.

A. Pricing Supplement relating to the issuance of €300,000,000 Floating Rate Notes due October 2006, dated April 22, 2005.

B. Pricing Supplement relating to the issuance of GBP150,000,000 Floating Rate Notes due April 2009, dated April 22, 2005, and Supplement thereto dated April 28, 2005.

3. MATERIALS PUBLISHED, DISTRIBUTED OR MADE AVAILABLE TO SECURITYHOLDERS IN CONNECTION WITH SECURITYHOLDERS' MEETINGS

3.1 Notice convening an ordinary and extraordinary shareholders' meeting on May 18, 2005, published in the BALO on April 29, 2005.

4. FINANCIAL ANNOUNCEMENTS IN THE BULLETIN OF LEGAL ANNOUNCEMENTS (the "BALO")

4.1 Publication relating to the issuance of €504 million fixed rate bonds, dated April 6, 2005.

4.2 Publication relating to the issuance of (A) €130 million EONIA linked notes, (B) €70 million EONIA linked notes and (C) €50 million three month Euribor linked notes, dated April 15, 2005.

4.3 Publication relating to 2004 annual results, dated April 22, 2005.

5. OTHER PUBLIC DISCLOSURE

5.1 Press releases through April 30, 2005.

5.2 Presentation given by Jean Laurent, CEO, at the European Banks Conference on April 7, 2005.

5.3 Presentation on the conversion to IAS/IFRS standards, dated April 22, 2005.

5.4 Declaration listing transactions by Crédit Agricole in its own shares during March 2005, published by the AMF on April 18, 2005.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.1

2004 Annual Report

April 2005

Please see attached.

Crédit Agricole S.A. 2004 business review

12-31-04
AR/S

Our strengths united

2004 business review

CRÉDIT AGRICOLE S

A powerful group: leader in France with a European dimension and global ambitions

Crédit Agricole is the largest high street banking group in France, with 43 Regional Banks all strongly anchored in their respective geographical areas. The acquisition of Crédit Lyonnais in 2003 has strengthened the Group's positions in all its business activities. It is now among the European leaders in terms of domestic market position, and among the largest in the world in terms of capital.

As a result of the Group's desire to embrace the market while strengthening its mutual identity, Crédit Agricole S.A. was floated on the stock market in December 2001. Crédit Agricole S.A. represents all Group business lines and entities, and serves the entire spectrum of customers from personal customers right through to large international groups. With operations in 60 countries, it has a targeted international expansion strategy.

Foremost high street bank in France

- Over 21 million customers managed by the Crédit Agricole Regional Banks and Crédit Lyonnais
- 9,060 branches
- Over 24% of the personal banking market in France

Leader in asset management

- Number one in France with €400 billion in assets managed by the asset management, insurance and private banking divisions
- French number two in life insurance and number three all insurance activities combined

Leader in specialised financial services

- French number one in consumer finance
- Number one in factoring
- Number two in lease finance

Front-ranking European player in corporate and investment banking

- Among the world leaders in aircraft and ship finance
- Among the leading brokers in Europe and number one in Asia for research

Drawing on its powerful financial base and true to its founding principle of decentralisation, the Group is built on a pillar of common values: responsibility, a strong local presence and a winning spirit.

Crédit Agricole S.A. employs over 62,000 people
Market capitalisation: €33.9 billion at 8 March 2005

Credit ratings

Rating agency	Short-term	Long-term
Moody's	P1	Aa2
Standard and Poor's	A1+	AA-
FitchRatings	F1+	AA

Message from the Chairman and the Chief Executive Officer

2004 was an exceptionally eventful year for Crédit Agricole S.A. The Crédit Lyonnais integration was completed in record time in line with our strategic and organisational targets. We have radically restructured all our business lines. Despite that, most of them delivered some excellent performances. Our 2004 results are a genuine reflection of this exceptional period which is now nearing an end. They reveal strong growth momentum, the initial benefits of reorganisation driven by the Crédit Lyonnais integration, and synergies ahead of our initial forecasts.

Sharp increase in 2004 results

Amid this radical restructuring and an increasingly sluggish economic environment, all business lines delivered sustained growth.

In French retail banking, both the Regional Banks and Crédit Lyonnais strengthened their relationships with customers. Growth at the Regional Banks was driven by a continued strong performance in mortgage lending and an innovative policy for attracting new customers. At Crédit Lyonnais, strong commercial momentum led to a sharp increase in the customer base, with the number of accounts reaching a seven-year high.

Specialised financial services expanded rapidly in Europe, especially in consumer finance, driven by continued strong organic growth coupled with acquisitions in Denmark and, at the year end, in Portugal. Rationalisation of the lease finance business and the acquisition of 50% of Eurofactor in factoring will support the division's future development.

Asset management posted sustained growth. International expansion continued apace and assets under management outside France rose by 42.7%. Our insurance subsidiaries consolidated on their strong positions. Predica delivered an excellent performance in pension savings and death & disability insurance, where it consolidated on its leading position. Pacifica stepped up its growth momentum, with premium income topping the €1 billion mark for the first time.

Calyon, the Group's corporate and investment banking subsidiary, produced the most contrasting performances, as might have been expected. Business volumes were affected by restructuring and a less buoyant environment than in 2003, but results improved substantially towards the year end on the back of a much reduced cost base and a significant fall in risk-related costs.

Lastly, Banca Intesa doubled its contribution to results, reflecting the success of its strategic plan pursued over the past two years.

ROE amounted to 13.6% at the year end, compared with 10.6% a year earlier. Our financial structure remains robust, with an overall solvency ratio of 8.6%.

Successful integration of Crédit Lyonnais

The integration of Crédit Lyonnais went according to plan during 2004. We merged our specialist subsidiaries with identical business activities, created Calyon, our new corporate and investment banking subsidiary, and maintained and developed the Crédit Lyonnais network.

We opted for decentralised integration, a demanding choice which meant that the overall process consisted of a series of projects undertaken in parallel. We successfully completed over 40 legal mergers in France and abroad, reorganised our business lines, relocated over 10,000 employees, and adapted or redesigned our information systems and processes.


Jean Laurent
Chief Executive
Officer

Thanks to the strong involvement and commitment of everyone concerned, we were able to complete these operations faster than initially forecast. Most of the legal mergers took place within the space of six months and synergies were therefore achieved ahead of schedule.

Crédit Agricole S.A.'s new structure is now in place. Our achievements in the past few months show that we are fully on track with the ambitious targets we set ourselves in terms of both return on invested capital and timing.

Strong growth momentum

All our business lines began the new year on a solid and stable footing, with new growth and development targets.
As early as July 2004, Crédit Lyonnais presented its new business plan based on a unique retail-only model, developed at country level. In October, the Regional Banks held their annual congress in Tours, making a strong commitment to strengthening their business franchise yet further and setting ambitious new growth targets.

All our business lines are taking a similar approach. They are setting new targets and guidelines designed to further the Group's overall strategic objective, which is to consolidate on our leading position in France and to strengthen our European dimension through targeted acquisitions and partnership agreements.



René Carron
Chairman



Sustained, profitable growth

The excellent fit between Crédit Lyonnais and the Regional Banks, in terms of both customer profile and geographical location, bears out our strategic choices. It has given us a solid retail banking business in France, supported by our subsidiaries in specialised financial services, asset management and corporate and investment banking.

The transformation undergone by Crédit Agricole as a whole and by Crédit Agricole S.A. since its flotation in December 2001 bears witness to the Group's exceptional ability to act. However, throughout all of this, we have remained true to our basic underlying principles and values: decentralisation and respect for individual identities, with an unwavering focus on Group unity and cohesion. In the months ahead, we will work to strengthen the sense of belonging among our employees and unite them around a bedrock of shared values.

Alongside this radical reorganisation, we have made progress in areas that are crucial to responsible long-term development. A legacy of our mutual roots, responsibility and a strong commitment to the future guide the Group in everything it does. In this spirit, we have continued to improve our corporate governance system, which reflects and guarantees our transparency. We have drawn up a formal Board charter and created a fourth special Board committee in charge of appointments. We have also strengthened the sustainable development function around an approach common to the Regional Banks, Crédit Agricole S.A. and its subsidiaries, with a special focus on compliance issues.

The support and confidence of our shareholders are crucial to our success. We therefore intend to propose a 20% increase in dividend at Crédit Agricole S.A.'s next annual general meeting.

In 2004, Crédit Agricole demonstrated its ability to harness its resources and rely upon its strong foundations to pursue its development.

Jean Laurent
Chief Executive Officer

René Carron
Chairman

2004: radical restructuring of the Group

The integration of Crédit Lyonnais was all but complete by the end of 2004. Despite its unprecedented scale, this project has taken little more than a year to achieve, thanks to the strong commitment and involvement of everyone concerned. It has radically changed the shape of Crédit Agricole S.A.

Clear organisational choices

The Group has been structured around six business lines organised into separate subsidiaries. This decentralisation, which is one of the Group's founding principles, dictated the organisational choices made:

- The Crédit Lyonnais branch network has kept its independence and brand name to meet the expectations of its customers, who are not the same as those of the Regional Banks;
- Corporate and investment banking is housed within Calyon, a subsidiary comprising CAI and the transferred corresponding activities of Crédit Lyonnais. This technically complex operation was completed in the second quarter of 2004;
- Specialist subsidiaries in the same business areas have been combined. These mergers were organised in a way that enabled the retail banking business to continue without disruption;
- General management and the group's central support functions are responsible for the Group's overall unity and co-ordination.

A large-scale implementation process

A large number of human resources, legal and logistical projects were carried out in parallel to ensure a successful outcome to this radical reorganisation.
In line with the Crédit Agricole Group's strong tradition of social dialogue, several months of intense discussions resulted in a number of agreements designed to facilitate business transfers and geographical mobility.
A special unit was set up to support employees seeking a job change, whether internally or outside the Group. The unit has received more than 3,000 people, conducted 8,500 interviews and helped find a solution for 1,400 employees.
The Group's expansion and the integration of subsidiaries governed by the AFB rules (Association of French Banks) required the implementation of a new Crédit Agricole S.A. collective bargaining agreement, which became effective on 1 January 2005.
During 2004, preparations for and implementation of the reorganisation involved all the Group's business activities, with the exception of retail banking.

Integration required some forty legal transactions, including asset transfers, share sales or mergers. More than 3,000 employees were involved in the integration work. Lastly, in terms of logistics, over 10,000 people were relocated in order to combine the various teams as quickly as possible and launch a new Group momentum.

Intense social dialogue

The Consultation Committee, launched in September 2003, met 13 times in 2004. Management and the staff representative bodies met to discuss the merger operations in France and to explain the strategic choices made and their financial, business, legal and employment implications.

Over 25 works councils were consulted in more than 350 meetings.

Key employment agreements:
17 March: agreement to facilitate business transfers and provide staff with support measures for geographical mobility
26 March: agreement on employment policy setting out support measures for internal and external mobility
16 September: agreement on the new Crédit Agricole S.A. collective bargaining agreement
27 October: agreement on renewal of the composition of the Crédit Agricole Group Works Council.

Swift implementation

Almost all the new legal structures were created during 2004. Most of these operations were completed ahead of schedule during the first six months of the year.
The first legal merger took place in March in the consumer finance business, with Sofinco's absorption of Finalion. Calyon, the Group's corporate and investment banking subsidiary was created on 30 April, a gigantic venture which involved transferring €140 billion of assets from Crédit Lyonnais to CAI within very tight deadlines.
The lease finance mergers were completed in May, the insurance mergers in June and the asset management mergers in early July.
Also in early July, Crédit Lyonnais, which is now refocused entirely on retail banking, launched its 2004-2007 business plan.

Information systems integration, which affected many business activities, progressed swiftly. This project culminated in the creation of an economic interest grouping in January 2005 to house shared systems.

Meanwhile, the central support functions have been also been reorganised to meet the new requirements imposed by the Group's expansion. Alongside general management, the central support functions are responsible for overall co-ordination and consistency of the Group's business lines and subsidiaries.

Six central support functions within Crédit Agricole S.A., supported by decentralised departments within the business lines

- Group Finance
- Group Risk Management
- Group Internal Control and Audit
- Group Human Resources
- Group Corporate Secretary
- Operations and Logistics

The targets set at the time of the offer for Crédit Lyonnais, which seemed ambitious in December 2002, have been achieved ahead of schedule. During 2005, therefore, the Group will focus on strengthening and developing its first-class business franchise.

An eventful year

2004: most mergers completed within six months
31 March: Sofinco-Finalion merger
30 April: Transfer of Crédit Lyonnais (C.I.B.) assets to CAI to create Calyon
27 May: Ucabail-Lixxbail merger
30 June: Predica-UAF merger
1 July: CAAM-CLAM merger
2 July: CPR AM-ABF CM merger
2 July: CFM-CLSA Monaco merger (international private banking)
2 July: Crédit Lyonnais Luxembourg made a subsidiary of CAI Luxembourg (international private banking)
17 September: Eurofactor: agreement to acquire Eulers Hermes's 49% holding
30 September: Afcalia-Pacifica merger
26 November: Integration of all cash and settlements activity into Cedicam
17 December: Agreement to merge securities activities with those of the Caisses d'Epargne
22 December: Eurofactor 98%-owned after acquisition of Euler Hermes' stake
30 December: Signature of the takeover to 100% of Finaref after acquisition of 10% from PPR

In 2005

- Private Equity: reorganisation around three business lines
- Merger of CAI Switzerland – Crédit Lyonnais Switzerland (international private banking)
- Reorganisation of commercial real estate management business (CLAM Immobilier + Uniger)
- Merger of factoring activities



2004 key figures

Trends in earnings

Condensed income statement

in millions of euros	2002 pro forma	2003 pro forma	2004
Net banking income	11,659	12,721	**12,513**
Gross operating income	2,959	3,832	**3,761**
Pre-tax income	2,539	3,518	**4,376**
Integration-related costs	-	(513)	**(349)**
Goodwill amortisation	(622)	(900)	**(729)**
Net income	1,421	1,493	**2,507**
Net income-Group share	1,246	1,140	**2,203**

Net income-Group share

before goodwill and integration-related costs, in millions of euros



3,157
2,401
1,868
2002 pro forma
2003 pro forma
2004

Business operations

in billions of euros	31/12/2002	31/12/2003	31/12/2004
Total assets	756.5	786.0	**815.3**
Gross customer loans	171.1	167.5	**174.5**
Customer deposits	374.7	388.3	**406.2**
Assets under management (asset management, insurance and private banking)	343.5	379.8	**405.8**

Return on Equity

	2002 pro forma	2003 pro forma	2004
Return on Equity	8.7%	10.6%	**13.6%**

Business segment profitability

Contribution to 2004 net income

Before goodwill amortisation and integration-related costs (in millions of euros)



2,754
3,461
Regional Banks
589
658
Crédit Lyonnais
501
529
Specialised financial services
371
412
Asset management, insurance and private banking
870
960
Corporate and investment banking
782
1,053
International retail banking
223
335
Proprietary asset management and other activities
(582)
(486)
2003 pro forma
2004

Retail banking account for 72% of total business segment net income

As a % of business lines net income (excluding Proprietary asset management and other activities), before goodwill amortisation and integration-related costs.



8%
International retail banking
17%
Regional Banks
13%
Crédit Lyonnais
10%
Specialised financial services
24%
Asset management, insurance and private banking
28%
Corporate and investment banking

Financial structure

Shareholders' equity

in millions of euros – from published accounts



17,432
1,618
383
15,431
29,958
1,944
4,443
23,571
30,814
1,833
4,041
24,940
31/12/2002
31/12/2003
31/12/2004
FGBR
Minority interests
Group share

International solvency ratio



9.0%
8.8%
8.9%
7.9%
8.6%
8%
31/12/2002
31/12/2003
31/12/2004
of which Tier 1

Ratings

Short-term

Moody's	P1
Standard and Poor's	A1+
FitchRatings	F1+

Long-term

Moody's	Aa2
Standard and Poor's	AA-
FitchRatings	AA

Headcount

(in full time equivalents)



64,384
44,556
19,828
2003
62,001
43,329
18,672
2004
France
International

2004 stock market data

Share data

Earnings per share

Before goodwill amortisation and integration-related costs in euros. Based on the average number of shares in issue during the period

2002 pro forma	2003 pro forma	2004
1.41	1.79	2.14

Net dividend

(excluding tax credit, in euros)

2002	2003	2004*
0.55	0.55	0.66

* Subject to approval at the AGM on 18 May 2005. An interim dividend of €0.30 was paid on 16 December 2004.

Market capitalisation up 2.3 in 2 years

in billions of euros, at 31 December

2002	2003	2004
14	28	32.7

Ownership structure at 31 December 2004

- 54% SAS Rue la Boétie
- 26.5% Institutional investors
- 10.4% Individual shareholders
- 4.5% Employee share ownership plan
- 2.6% AGF
- 2% Treasury shares held to cover stock options and buyback commitments

Share price performance



In euros
Trading volume
30
20
10
0
30,000
25,000
20,000
15,000
10,000
5,000
0
Dec. 2001
Dec. 2002
Dec. 2003
Dec. 2004
8 March 2005
Indexes recalculated on the basis of Crédit Agricole S.A.'s IPO price
Crédit Agricole S.A.
DJ Euro Stoxx Bank
CAC 40
Trading volume

The markets were relatively sluggish in 2004, rising by 5% in the first half and by only 2% in the second. Crédit Agricole S.A. shares outperformed the CAC 40, gaining 17.3% during the year to close at €22.20. This was the twelfth best performance among CAC 40 stocks and compared with a gain of 7.4% for the CAC 40. Average daily trading volumes amounted to 3.3 million with a peak in mid-September when Crédit Agricole S.A. shares joined the DJ Euro Stoxx 50 index on 20 September 2004. At the year end, market capitalisation amounted to €32.7 billion. Since the beginning of 2005, the shares have continued to gain, closing at €23.01 on 8 March 2005.

Share data

	31/12/2002	31/12/2003	31/12/2004
Number of shares in issue	972,209,899	1,473,522,437	**1,473,522,437**
Market capitalisation (in € billions)	13.98	27.89	**32.71**
EPS in euros[1]	1.41	1.79	**2.14**
BVPS en euros	15.12	15.45	**16.27**
P/BV	0.95	1.22	**1.36**
P/E	10.35	11.61	**10.37**
Year's high and low (in euros)			
High	24.70	18.95	**23.80**
Low	14.24	12.65	**18.98**
Close	14.38	18.93	**22.20**

(1) Pro forma net income Group share before goodwill and integration-related costs divided by the average weighted number of shares in issue

Total shareholder return

The table below shows total shareholder return for retail investors in Crédit Agricole S.A. shares. The calculation is based on the closing share price on the day of investment (initial public offering on 14 December 2001 or beginning of the period in other cases), with gross dividends (inclusive of tax credit) reinvested, including the interim dividend paid on 16 December 2004. It also assumes that investors took up the rights issue at the end of October 2003 on the basis of one new share at a price of €16.07 for every eleven shares held. All figures are before tax.

By way of example, a shareholder who invested in Crédit Agricole S.A. shares at the time of the IPO and reinvested all dividends received would have achieved an average annualised return of 15.09% at the end of 2004.

Holding period	Cumulative gross return	Average annualised return
1 year (2004)	23.35%	23.35%
2 years (2003-2004)	64.56%	28.28%
3 years (2002-2004)	44.68%	13.10%
Since 14 December 2001*	53.43%	15.09%

* IPO at €16,60

2005 financial calendar

9 March	Publication of 2004 annual results
22 April	Presentation of pro forma 2004 financial statements on IFRS
18 May	Annual general meeting in Lyon, France
2 June	Publication of 2005 first-quarter results
7 September	Publication of 2005 half-year results
16 November	Publication of 2005 nine-month results

Contacts

Group Financial Communications
Denis Kleiber - Tel. +33 (0)1 43 23 26 78

Institutional Investor Relations
Claude Rosenfeld - Tel. +33 (0)1 43 23 23 81

Retail Shareholder Relations
Marie-Agnès Huguenin - Tel. +33 (0)1 43 23 15 99

www.credit-agricole-sa.fr

Board of Directors

At 8 March 2005, the Board of Directors comprises 18 members elected by the AGM, including:
- 12 Chairmen or Chief Executives of the Regional Banks
- 1 Regional Bank Chairman representing SAS Rue La Boétie
- 4 outside Directors
- 1 Regional Bank employee

The Board of Directors also comprises:
- 1 Director appointed by joint decree of the Ministry of Finance and the Ministry of Agriculture
- 2 Directors elected by the employees of Crédit Agricole S.A.
- 1 outside non-voting Director appointed by the Board of Directors.

Directors are elected for three years.
They may not serve for more than four consecutive terms and must be aged under 65.
The Board of Directors of Crédit Agricole S.A. met 10 times during 2004. Average attendance was 87.3% in 2004 (92% excluding extraordinary meetings).

For more information, see the 'Corporate Governance' chapter, page 97 of this document, and the 'Chairman report', pages 86 to 98 of the 2004 shelf-registration document.

Members elected by the AGM

René Carron [1] *Chairman*
First elected on 20 May 1999
Appointed Chairman on 2 December 2002
Chairman, Caisse régionale des Savoie
Deputy Chairman, FNCA



Jean-Marie Sander *Deputy Chairman*
First elected on 20 May 1999
Representing SAS Rue La Boétie
Chairman, Caisse régionale Alsace-Vosges
Chairman, FNCA and SAS Rue La Boétie



Yves Couturier *Deputy Chairman*
First elected on 29 November 2001
Chief Executive Officer, Caisse régionale Sud Rhône-Alpes
General Secretary, FNCA
Deputy Chairman, SAS Rue La Boétie



Noël Dupuy *Deputy Chairman*
First elected on 21 May 2003
Chairman, Caisse régionale de la Touraine et du Poitou
Deputy Chairman, FNCA



Pierre Bru
First elected on 25 May 2000
Chairman, Caisse régionale Nord Midi-Pyrénées



Roger Gobin
First elected on 25 May 2000
Chairman, Caisse régionale Atlantique-Vendée



Alain Diéval [1]
First elected on 19 May 2004
Chief Executive Officer, Caisse régionale Nord de France



Pierre Kerfriden
First elected on 17 December 1999
Chief Executive Officer, Caisse régionale du Finistère



Xavier Fontanet [1]
First elected on 29 November 2001
Chairman and Chief Executive Officer, Essilor International



Daniel Lebègue [1]
First elected on 19 May 2004
Chairman, Institut Français des Administrateurs



Carole Giraud
First elected on 29 November 2001
Director representing the Regional Bank employees



Jean Le Brun
First elected on 27 May 1998
Chairman, Caisse régionale Normand



Bernard Mary
First elected on 29 November 2001
Chief Executive Officer,
Caisse régionale du Nord Est



Gérard Mestrallet
First elected on 29 November 2001
Chairman and CEO, Suez



Michel Michaut [1]
First elected on 19 May 2004
Chairman, Caisse régionale
de Champagne-Bourgogne



Jean-Pierre Pargade
First elected on 23 May 1996
Chairman, Caisse régionale d'Aquitaine



Corrado Passera [1]
First elected on 22 May 2002
Chief Executive Officer, Banca Intesa



Jean-Claude Pichon [1]
First elected on 25 May 2000
Chief Executive Officer,
Caisse régionale du Midi



[1] Standing for re-election of the annual general meeting of 18 May 2005.

Director representing professional farming organisations

Jean-Michel Lemétayer
Elected in November 2001
Chairman, FNSEA
(French national farmers' union)



Non-voting Director

Henri Moulard
First elected as Director: 22 May 2003;
as Non-voting Director in May 2003
Chairman, Truffle Venture
(Invest in Europe)



Directors elected by the employees

Henri Corbel
First elected in June 2000
Head of property administration, Unipar



Michel Guermeur
First elected in June 2003
Leasing assistant, Ucabail



Representative of the Works' Council

Daniel Coussens
Appointed in February 2004



Statutory Auditors

Barbier Frinault et Autres, Ernst & Young, PricewaterhouseCoopers Audit

Management

The General Management Committee comprises the Chief Executive Officer, Jean Laurent, and the Deputy Chief Executive Officers, Edouard Esparbès and Georges Pauget.
In addition to Crédit Agricole S.A.'s General Management Committee, the Executive Committee also comprises Jacques Baudouin, Aline Bec, Jérôme Brunel, Thierry Coste, Ariberto Fassati, Marc Ghinsberg, Jérôme Grivet, Gilles Guitton, Jean-Frédéric de Leusse, Marc Litzler, Gilles de Margerie, Bernard Michel, Yves Perrier, Patrick Valroff.





Jean Laurent
Chief Executive Officer

Edouard Esparbès
Deputy Chief Executive Officer, Crédit Agricole S.A.
Chief Executive Officer, Calyon

Georges Pauget
Deputy Chief Executive Officer, Crédit Agricole S.A.
Chief Executive Officer, Crédit Lyonnais



Ariberto Fassati
General Manager, Crédit Agricole S.A. in Italy

Jérôme Grivet
Calyon's Corporate Secretary and Head of Strategy and Organisation

Gilles Guitton
Head of General Secretariat

Jean-Frédéric de Leusse
Head of International Retail Banking and Investment Capital

Marc Litzler
Deputy Chief Executive Officer, Calyon

Executive Committee



Jacques Baudoin
Deputy Chief Executive Officer, Crédit Lyonnais



Aline Bec
Head of Bank Operations Information Systems



Jérôme Brunel
Head of Group Human Resources



Thierry Coste
Head of Asset Management



Gilles de Margerie
Group Chief Financial Officer and Group Chief Risk Management Officer



Bernard Michel
Head of Operations and Logistics



Yves Perrier
Deputy Chief Executive Officer, Calyon



Patrick Valroff
Head of Specialised Financial Services, Chairman and Chief Executive Officer, Sofinco



Secretary of the Executive Committee
Marc Ghinsberg
Head of Management Control and Planning, Subsidiaries and Affiliates, Head of Strategy and Development

Crédit Agricole S.A. - 2004 Shelf-registration document



2004 Shelf-registration document

CRÉDIT AGRICOLE S.A.

contents

2004 Shelf-registration document



AMF

Only the French version of the shelf-registration document has been submitted to the AMF. It is therefore the only version that is binding in law. The original French version of this shelf-registration document was registered with the *Autorité des Marchés Financiers* (AMF) on 17 March 2005 under number D.05-0233, in accordance with articles 211-1 to 211-42 of the AMF's Internal Regulations. It may not be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.



1 Presentation of Crédit Agricole S.A.

PROFILE

A powerful group: leader in France with a European dimension and global ambitions

Crédit Agricole is the largest high street banking group in France, with 43 Regional Banks all strongly anchored in their respective geographical areas. The acquisition of Crédit Lyonnais in 2003 has strengthened the Group's positions in all its business activities. It is now among the European leaders in terms of domestic market position, and among the largest in the world in terms of capital.

As a result of the Group's desire to embrace the market while strengthening its mutual identity, Crédit Agricole S.A. was floated on the stock market in December 2001. Crédit Agricole S.A. represents all Group business lines and entities, and serves the entire spectrum of customers from personal customers right through to large international groups. With operations in 60 countries, it has a targeted international expansion strategy.

FOREMOST HIGH STREET BANK IN FRANCE

- Over 21 million customers managed by the Crédit Agricole Regional Banks and Crédit Lyonnais;
- 9,060 branches;
- Over 24% of the personal banking market in France.

LEADER IN ASSET MANAGEMENT

- Number one in France with over €400 billion in assets managed by the asset management, insurance and private banking divisions;
- French number two in life insurance and number three all insurance activities combined.

LEADER IN SPECIALISED FINANCIAL SERVICES

- French number one in consumer finance;
- Number one in factoring;
- Number two in lease finance.

FRONT-RANKING EUROPEAN PLAYER IN CORPORATE AND INVESTMENT BANKING

- Among the world leaders in aircraft and ship finance;
- Among the leading brokers in Europe and number one in Asia for research.

Drawing on its powerful financial base and true to its founding principle of decentralisation, the Group is built on a pillar of common values: responsibility, a strong local presence and a winning spirit.

Crédit Agricole S.A. employs 62,000 people.

Market capitalisation: €33.9 billion at 08 March 2005.

CREDIT RATINGS

Short-term

Moody's	P1
Standard & Poor's	A1+
FitchRatings	F1+

Long-term

Moody's	Aa2
Standard & Poor's	AA -
FitchRatings	AA

MESSAGE FROM THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

2004 was an exceptionally eventful year for Crédit Agricole S.A. The Crédit Lyonnais integration was completed in record time in line with our strategic and organisational targets. We have radically restructured all our business lines. Despite that, most of them delivered some excellent performances. Our 2004 results are a genuine reflection of this exceptional period which is now nearing an end. They reveal strong growth momentum, the initial benefits of reorganisation driven by the Crédit Lyonnais integration, and synergies ahead of our initial forecasts.

Sharp increase in 2004 results

Amid this radical restructuring and an increasingly sluggish economic environment, all business lines delivered sustained growth.

In French retail banking, both the Regional Banks and Crédit Lyonnais strengthened their relationships with customers. Growth at the Regional Banks was driven by a continued strong performance in mortgage lending and an innovative policy for attracting new customers. At Crédit Lyonnais, strong commercial momentum led to a sharp increase in the customer base, with the number of accounts reaching a seven-year high.

Specialised financial services expanded rapidly in Europe, especially in consumer finance, driven by continued strong organic growth coupled with acquisitions in Denmark and, at the year end, in Portugal. Rationalisation of the lease finance business and the acquisition of 50% of Eurofactor in factoring will support the division's future development.

Asset management posted sustained growth. International expansion continued apace and assets under management outside France rose by 42.7%. Our insurance subsidiaries consolidated on their strong positions. Predica delivered an excellent performance in pension savings and death & disability insurance, where it consolidated on its leading position. Pacifica stepped up its growth momentum, with premium income topping the €1 billion mark for the first time.

Calyon, the Group's corporate and investment banking subsidiary, produced the most contrasting performances, as might have been expected. Business volumes were affected by restructuring and a less buoyant environment than in 2003, but results improved substantially towards the year end on the back of a much reduced cost base and a significant fall in risk-related costs.

Lastly, Banca Intesa doubled its contribution to results, reflecting the success of its strategic plan pursued over the past two years.

ROE amounted to 13.6% at the year end, compared with 10.6% a year earlier. Our financial structure remains robust, with an overall solvency ratio of 8.6%.

Successful integration of Crédit Lyonnais

The integration of Crédit Lyonnais went according to plan during 2004. We merged our specialist subsidiaries with identical business activities, created Calyon, our new corporate and investment banking subsidiary, and maintained and developed the Crédit Lyonnais network.

We opted for decentralised integration, a demanding choice which meant that the overall process consisted of a series of projects undertaken in parallel. We successfully completed over 40 legal mergers in France and abroad, reorganised our business lines, relocated over 10,000 employees, and adapted or redesigned our information systems and processes.

Thanks to the strong involvement and commitment of everyone concerned, we were able to complete these operations faster than initially forecast. Most of the legal mergers took place within the space of six months and synergies were therefore achieved ahead of schedule.

Crédit Agricole S.A.'s new structure is now in place. Our achievements in the past few months show that we are fully on track with the ambitious targets we set ourselves in terms of both return on invested capital and timing.

Strong growth momentum

All our business lines began the new year on a solid and stable footing, with new growth and development targets. As early as July 2004, Crédit Lyonnais presented its new business plan based on a unique retail-only model, developed at country level. In October, the Regional Banks held their annual congress in Tours, making a strong commitment to strengthening their business franchise yet further and setting ambitious new growth targets.

All our business lines are taking a similar approach. They are setting new targets and guidelines designed to further the Group's overall strategic objective, which is to consolidate on our leading position in France and to strengthen our European dimension through targeted acquisitions and partnership agreements.

Sustained, profitable growth

The excellent fit between Crédit Lyonnais and the Regional Banks, in terms of both customer profile and geographical location, bears out our strategic choices. It has given us a solid retail banking business in France, supported by our subsidiaries in specialised financial services, asset management and corporate and investment banking.

The transformation undergone by Crédit Agricole as a whole and by Crédit Agricole S.A. since its flotation in December 2001 bears witness to the Group's exceptional ability to act. However, throughout all of this, we have remained true to our basic underlying principles and values: decentralisation and respect for individual identities, with an unwavering focus on Group unity and cohesion. In the months ahead, we will work to strengthen the sense of belonging among our employees and unite them around a bedrock of shared values.

Alongside this radical reorganisation, we have made progress in areas that are crucial to responsible long-term development. A legacy of our mutual roots, responsibility and a strong commitment to the future guide the Group in everything it does. In this spirit, we have continued to improve our corporate governance system, which reflects and guarantees our transparency. We have drawn up a formal Board charter and created a fourth special Board committee in charge of appointments. We have also strengthened the sustainable development function around an approach common to the Regional Banks, Crédit Agricole S.A. and its subsidiaries, with a special focus on compliance issues.

The support and confidence of our shareholders are crucial to our success. We therefore intend to propose a 20% increase in dividend at Crédit Agricole S.A.'s next annual general meeting.

In 2004, Crédit Agricole demonstrated its ability to harness its resources and rely upon its strong foundations to pursue its development.

René Carron   Jean Laurent

2004 KEY FIGURES

Trends in earnings

Condensed income statement

In € millions	2002 Pro forma	2003 Pro forma	2004
Net banking income	11,659	12,721	12,513
Gross operating income	2,959	3,832	3,761
Operating income	2,189	2,711	3,185
Pre-tax income on ordinary activities	2,539	3,518	4,376
Integration-related costs	-	(513)	(349)
Goodwill amortisation	(622)	(900)	(729)
Net income before minorities	1,421	1,493	2,507
Net income, Group share	1,246	1,140	2,203

Net income, Group share

before goodwill amortisation and integration-related costs.
(in € millions)


3,157
2,401
1,868
2002 Pro forma
2003 Pro forma
2004

Business operations

In € billions	31/12/2002	31/12/2003	31/12/2004
Total assets	756.5	786.0	815.3
Gross customer loans	171.1	167.5	171.6
Customer asset	374.7	388.3	406.2
Assets under management (asset management, life insurance and private banking)	343.5	379.8	405.8

Return on Equity


13.6%
10.6%
8.7%
2002 Pro forma
2003 Pro forma
2004

Business segment profitability

Contribution to 2004 net income

before goodwill amortisation and integration-related costs
(in € millions)

- 658 Regional Banks
- 529 Crédit Lyonnais
- 412 Specialised financial services
- 960 Asset management, insurance and private banking
- 1,053 Corporate and investment banking
- 335 International retail banking
- -486 Proprietary asset management and other

Retail banking related activities account for 72% of total business segment net income


8%
International retail banking
17%
Regional Banks
13%
Crédit Lyonnais
28%
Corporate and investment banking
10%
Specialised financial services
24%
Asset management, insurance and private banking

As a percentage of total business segment net income (excluding proprietary asset management and other), before goodwill amortisation and integration-related costs

Financial structure


Shareholders' equity
(in € millions) - published figures
17,432
1,618
383
15,431
31/12/2002
29,958
1,944
4,443
23,571
31/12/2003
30,814
1,833
4,041
24,940
31/12/2004
FGBR
Minority interests
Group share
International solvency ratio
9.0%
8.8%
31/12/2002
8.9%
7.9%
31/12/2003
8.6%
8.0%
31/12/2004
Tier 1

Ratings

Short-term

Moody's	P1
Standard & Poor's	A1+
FitchRatings	F1+

Long-term

Moody's	Aa2
Standard & Poor's	AA -
FitchRatings	AA

Headcount

(full-time equivalents)


64,384
44,556
19,828
31/12/2003
62,001
43,329
18,672
31/12/2004
France
International



2004 STOCK MARKET DATA

Share data


Earnings per share
before goodwill amortisation and
integration-related costs,
based on the average number of shares in issue
during the period (in €)
1.41
1.79
2.14
2002 Pro forma
2003 Pro forma
2004
Net dividend per share
(in €, excluding tax credit)
0.55
0.55
0.66
2002
2003
2004*
* Subject to approval at the AGM on 18 May 2005.
An interim dividend of €0.30 was paid on 16 December 2004.
Market capitalisation
up 2.3 times in 2 years
(in € billions, at 31 December)
14.0
27.9
32.7
2002
2003
2004

Ownership structure at 31 December 2004

To the best of Crédit Agricole S.A.'s knowledge, ownership of the share capital and voting rights as of 31 December 2004 was as follows:

Shareholder	Number of shares	% of share capital	% of voting rights
SAS Rue la Boétie	794,929,524	53.95%	55.04%
Treasury shares held to cover stock options and buyback commitments	29,324,633	1.99%	-
Employee share ownership plan	66,482,278	4.51%	4.60%
AGF	39,097,066	2.65%	2.71%
Institutional investors	389,848,355	26.46%	27.00%
Retail shareholders	153,840,581	10.44%	10.65%
Total	**1,473,522,437**	**100.00%**	**100.00%**

To the company's knowledge, no other shareholder owns 5% or more of the share capital or voting rights either directly, indirectly or in concert.

There are no shareholders' agreements.

Crédit Agricole S.A. shares

SHARE PRICE PERFORMANCE


Share price performance since 14 December 2001
Comparison with the DJ Euro Stoxx Bank and CAC 40 (indexes recalculated on the basis of Crédit Agricole S.A.'s IPO price)
in €
25
20
15
10
5
0
14/12/01
14/12/02
14/12/03
14/12/04
DJ Euro Stoxx Bank
CAC 40
Crédit Agricole S.A.
Trends in share price and trading volumes
since flotation on 14 December 2001
in €
Volume
40000
30000
20000
10000
0
Volume Crédit Agricole S.A.
Crédit Agricole S.A.

(Source: Traderforce)

BACKGROUND

Crédit Agricole S.A. shares made their stock market debut on 14 December 2001, at a price of €16.60. On the first day of trading, they gained 4.7% to close at €17.39, with 42 million shares traded. The shares ended the year at €17.79.

2002 was a particularly bad year for the economy and the financial markets. Against this background, Crédit Agricole S.A. shares had a very satisfactory first half, outperforming the CAC 40 index and making strong gains in March 2002. During the financial markets crisis in the second half, the shares followed the general downward trend but proved relatively resilient to the difficult conditions. They ended the year at €14.38, shedding only 18.7% compared with 33.7% for the CAC 40. The shares joined the CAC 40 on 6 August, less than eight months after their initial public offering, triggering brisk trading on 5 August, with 26.7 million shares changing hands. On 16 December 2002, Crédit Agricole S.A. made an offer for Crédit Lyonnais.

2003 was a better year for the markets generally. Crédit Agricole S.A. shares gained 31.6%, ending the year at €18.93. This was the ninth best performance among CAC 40 stocks and compares with a gain of 16.1% for the CAC 40, which closed at 3,557.9 on 31 December 2003. This performance is all the more creditable in that it was achieved during an eventful period for the Group, which could have put pressure on the share price: the offer for Crédit Lyonnais, two new share issues representing a capital increase of just over 10%, and the CAC 40's move to free-float weightings which slightly reduced Crédit Agricole S.A.'s weighting in the index. During the year, the number of shares increased by 51% and market capitalisation doubled, rising from €14 billion on 31 December 2002 to €28 billion one year later.

The markets were relatively sluggish in 2004, rising by 5% in the first half and by only 2% in the second, after a low point in mid-August. Crédit Agricole S.A. shares outperformed the CAC 40, gaining 17.3% during the year to close at €22.20. This was the twelfth best performance among CAC 40 stocks and compared with a gain of 7.4% for the CAC 40. Average daily trading volumes amounted to 3.3 million with a peak in mid-September when Crédit Agricole S.A. shares joined the DJ Euro Stoxx 50 index on 20 September 2004. At the year end, market capitalisation amounted to €32.7 billion.

Since the beginning of 2005, the shares have continued to gain, closing at €23.01 on 8 March 2005.



SHARE DATA

	31 December 2004	31 December 2003	31/12/2002
Number of shares in issue	1,473,522,437	1,473,522,437	972,209,899
Market capitalisation (in € billions)	32.71	27.89	13.98
EPS (in €)	2.14[1]	1.79[1]	1.41[2]
BVPS (in €)	16.27	15.45	15.12
P/BV	1.36	1.22	0.95
P/E	10.37	11.61	10.35
Year's high and low (in €)			
High	23.80	18.95	24.70
Low	18.98	12.65	14.24
Latest	22.20	18.93	14.38

(1) Pro forma net income Group share before goodwill amortisation and integration-related costs divided by the average weighted number of shares in issue.
(2) Net income Group share before goodwill amortisation divided by the weighted average number of shares in issue.

TRADING IN CRÉDIT AGRICOLE S.A. SHARES

A total of 853.6 million shares were traded during 2004 for a value of €18 billion.

Monthly trading volumes ranged from 52.7 million to 102.3 million shares.

(in €)

2004	High	Date	Low	Date	Average closing price	Average daily trading volume
Q1	21.60	11/03/2004	18.98	05/01/2004	20.24	3,382,279
Q2	21.72	08/04/2004	19.53	12/05/2004	20.61	3,064,965
Q3	22.12	21/09/2004	19.24	15/07/2004	20.37	3,156,889
Q4	23.80	11/11/2004	21.83	19/11/2004	22.69	3,571,897

(Source: Traderforce)

DIVIDENDS

Crédit Agricole S.A. paid a dividend per share of €0.55 for 2001, 2002 and 2003. The Board of Directors of Crédit Agricole S.A. will propose a dividend for 2004 of €0.66*; an interim dividend of €0.30 was paid on 16 December 2004.

** Subject to approval at the AGM.*

Amount (in €)	2004	2003	2002
Net dividend per share	0,66[1]	0.55	0.55
Gross dividend per share	0,81	0.825	0.825

(1) Interim dividend of €0.30 paid on 16 December 2004, €0.45 inclusive a tax credit.

TOTAL SHAREHOLDER RETURN

The table below shows total shareholder return for retail investors in Crédit Agricole S.A. shares. The calculation is based on the closing share price on the day of investment (initial public offering on 14 December 2001 or beginning of the period in other cases), with gross dividends (inclusive of tax credit) reinvested, including the interim dividend paid on 16 December 2004. It also assumes that investors took up the rights issue at the end of October 2003 on the basis of one new share at a price of €16.07 for every eleven shares held. All figures are before tax.

By way of example, a shareholder who invested in Crédit Agricole S.A. shares at the time of the IPO and reinvested all dividends received would have achieved an average annualised return of 15.09% at the end of 2004.

Holding period	Cumulative gross return	Average annualised return
1 year (2004)	23.35%	23.35%
2 years (2003-2004)	64.56%	28.28%
3 years (2002-2004)	44.68%	13.10%
Since 14 December 2001[1]	53.43%	15.09%

(1) IPO at €16.60.

TREASURY SHARES

The table below summarises movements in treasury shares held by Crédit Agricole S.A.

	Quantity	Book value *(in €)*		Trading fees	Percentage of share capital
Opening balance	2,310,599	16.63	38,420,508.73		0.157%
Purchased during the year	27,531,378	19.74	543,454,332.16	511,426.21	
Divested during the year	517,344	18.14	9,384,620.16	64.10	
Closing balance	**29,324,633**	**19.52**	**572,490,220.73**		**1.99%**

At 31 December 2004, all treasury shares purchased under the share buyback programme were allocated to cover stock option commitments.

All treasury shares divested during the year were used for this purpose.

2005 financial calendar

9 March	**Publication of 2004 annual results**
22 April	**Presentation of pro forma 2004 financial statements on IFRS**
18 May	**Annual general meeting in Lyon, France**
2 June	**Publication of 2005 first quarter results**
7 September	**Publication of 2005 half-year results**
16 November	**Publication of 2005 nine-month results**

Contacts

Group Financial Communications

Denis Kleiber

Tel. +33 (0)1.43.23.26.78

Institutional Investor Relations

Claude Rosenfeld

Tel. +33 (0)1.43.23.23.81

Retail Shareholder Relations

Marie-Agnès Huguenin

Tel. +33 (0)1.43.23.15.99

www.credit-agricole-sa.fr



CRÉDIT AGRICOLE S.A. IN 2004

2004: radical restructuring of the Group

The integration of Crédit Lyonnais was all but complete by the end of 2004. Despite its unprecedented scale, this project has taken little more than a year to achieve, thanks to the strong commitment and involvement of everyone concerned. It has radically changed the shape of Crédit Agricole S.A.

CLEAR ORGANISATIONAL CHOICES

The Group has been structured around six business lines organised into separate subsidiaries. This decentralisation, which is one of the Group's founding principles, dictated the organisational choices made:

- The Crédit Lyonnais branch network has kept its independence and brand name to meet the expectations of its customers, who are not the same as those of the Regional Banks;
- Corporate and investment banking is housed within Calyon, a subsidiary comprising CAI and the transferred corresponding activities of Crédit Lyonnais. This technically complex operation was completed in the second quarter of 2004;
- Specialist subsidiaries in the same business areas have been combined. These mergers were organised in a way that enabled the retail banking business to continue without disruption;
- General management and the group's central support functions are responsible for the Group's overall unity and co-ordination.

A LARGE-SCALE IMPLEMENTATION PROCESS

A large number of human resources, legal and logistical projects were carried out in parallel to ensure a successful outcome to this radical reorganisation.

In line with the Crédit Agricole Group's strong tradition of social dialogue, several months of intense discussions resulted in a number of agreements designed to facilitate business transfers and geographical mobility.

A special unit was set up to support employees seeking a job change, whether internally or outside the Group. The unit has received more than 3,000 people, conducted 8,500 interviews and helped find a solution for 1,400 employees.

The Group's expansion and the integration of subsidiaries governed by the AFB rules (Association of French Banks) required the implementation of a new Crédit Agricole S.A. collective bargaining agreement, which became effective on 1 January 2005.

During 2004, preparations for and implementation of the reorganisation involved all the Group's business activities, with the exception of retail banking.

Integration required some forty legal transactions, including asset transfers, share sales or mergers. More than 3,000 employees were involved in the integration work. Lastly, in terms of logistics, over 10,000 people were relocated in order to combine the various teams as quickly as possible and launch a new Group momentum.

INTENSE SOCIAL DIALOGUE

The Consultation Committee, launched in September 2003, met 13 times in 2004.

Management and the staff representative bodies met to discuss the merger operations in France and to explain the strategic choices made and their financial, business, legal and employment implications.

Over 25 works councils were consulted in more than 350 meetings.

Key employment agreements:

- 17 March: agreement to facilitate business transfers and provide staff with support measures for geographical mobility;
- 26 March: agreement on employment policy setting out support measures for internal and external mobility;
- 16 September: agreement on the new Crédit Agricole S.A. collective bargaining agreement;
- 27 October: agreement on renewal of the composition of the Crédit Agricole Group Works Council.

SWIFT IMPLEMENTATION

Almost all the new legal structures were created during 2004. Most of these operations were completed ahead of schedule during the first six months of the year.

The first legal merger took place in March in the consumer finance business, with Sofinco's absorption of Finalion. Calyon, the Group's corporate and investment banking subsidiary was created on 30 April, a gigantic venture which involved transferring €140 billion of assets from Crédit Lyonnais to CAI within very tight deadlines. The lease finance mergers were completed in May, the insurance mergers in June and the asset management mergers in early July. Also in early July, Crédit Lyonnais, which is now refocused entirely on retail banking, launched its 2004-2007 business plan.

Information systems integration, which affected many business activities, progressed swiftly. This project culminated in the creation of an economic interest grouping in January 2005 to house shared systems.

AN EVENTFUL YEAR

2004: most mergers completed within six months.

- 31 March: Sofinco-Finalion merger,
- 30 April: Transfer of Crédit Lyonnais (C.I.B.) assets to CAI to create Calyon,
- 27 May: Ucabail-Lixxbail merger,
- 30 June: Predica-UAF merger,
- 1 July: CAAM-CLAM merger,
- 2 July: CPR AM-ABF CM merger,
- 2 July: CFM-CLSA Monaco merger (international private banking),
- 2 July: Crédit Lyonnais Luxembourg made a subsidiary of CAI Luxembourg (international private banking),
- 17 September: Eurofactor: agreement to acquire Euler Hermes's 49% holding,
- 30 September: Afcalia-Pacifica merger,
- 26 November: Integration of all cash and settlements activity into Cedicam,
- 17 December: Agreement to merge securities activities with those of the Caisses d'Épargne,
- 22 December: Eurofactor 98%-owned after acquisition of Euler Hermes' stake,
- 30 December: Signature of the takeover to 100% of Finaref after acquisition of 10% from PPR.

In 2005:

- Private Equity: reorganisation around three business lines,
- Merger of CAI Switzerland - Crédit Lyonnais Switzerland (international private banking),
- Reorganisation of commercial real estate management business (CLAM Immobilier + Uniger),
- Merger of factoring activities.

Meanwhile, the central support functions have been also been reorganised to meet the new requirements imposed by the Group's expansion. Alongside general management, the central support functions are responsible for overall co-ordination and consistency of the Group's business lines and subsidiaries.

Six central support functions within Crédit Agricole S.A., supported by decentralised departments within the business lines:

- Group Finance,
- Group Risk Management,
- Group Internal Control and Audit,
- Group Human Resources,

Six business segments

French retail banking – Regional Banks *

Contribution to net income*: €658 million

Banking services for personal customers, farmers, corporate customers and local authorities, with a very strong regional presence.

The Regional Banks provide a full range of banking and financial products and services, including mutual funds (money market, bonds, equities), life insurance, lending (particularly mortgage loans and consumer finance), and payment systems. In addition to life insurance, they also provide a broad range of property & casualty and death & disability insurance, making Crédit Agricole France's third biggest insurer.

These services are available through the local branch network and a range of alternative channels (interactive voice server, Internet, interactive television, mobile telephone).

- **16 million personal customers**
- **7,162 branches**
- **Market leader in:**
  - bank savings (20.5%)
  - personal, small business and corporate lending (16.7%)
  - farming sector: 85%
  - small businesses: 26%

* 42 Regional Banks are accounted for by the equity method (25%) in Crédit Agricole S.A.'s consolidated financial statements. The "Caisse régionale de la Corse" is not consolidated.

French retail banking – Crédit Lyonnais

Net banking income: €3.4 billion

Personal, small business and middle-market banking, with a strong focus on urban areas and a segmented customer approach.
Crédit Lyonnais offers a full range of banking products and services, together with asset management, insurance and private banking services.
These services are available through multiple distribution channels, including branches, ATMs, telephone, mobile phone and Internet.
Middle-market customers have their own dedicated network of commercial advisers, together with a corporate finance advisory service specifically geared to their needs.

- **6 million personal customers**
- **1,895 branches, including 50% in towns with over 200,000 inhabitants.**

Specialised financial services

Net banking income: €2.4 billion

Consumer finance: number one in France
Total consumer finance outstanding: €32 billion

Sofinco: A specialist in consumer finance, distributed through retail outlets (cars, household equipment), a direct network of around one hundred branches, Regional Bank and Crédit Lyonnais branches, and partnerships with major retailers. Sofinco also has operations in seven European countries and Morocco.

- **3.5 million customers in France**
- **4.2 million abroad (of whom 1.5 million in Poland customers of Lukas)**

Finaref: A specialist in remote provision of financial products, (consumer finance and insurance) distributed through partnerships with mail order retail companies and leading retail groups. Finaref also has operations in Scandinavia.

- **6.5 million private label cards**

Lease finance:
French number two with Ucabail
A specialist in lease finance, financing with services and long-term rental for small business and corporate customers of the Regional Banks and Crédit Lyonnais.
Leader in property financing.

- **Total lease finance outstanding: €12.6 billion**

Factoring: number one in France with Eurofactor and Transfact

- **Factored receivables: €28 billion**

Asset management, insurance and private banking

Net banking income: €2.8 billion

Asset management: leader in mutual funds in France
The Group's asset management division comprises Segespar Group with its subsidiaries, including CAAM, and also BFT Gestion. It offers mutual funds for retail, corporate and institutional investors, and discretionary management services for corporate and institutional investors.
- Assets under management: €347 billion

Insurance: third largest insurer in France
Life *insurance:* French number two with Predica, offering investment and death & disability products to Regional Bank and Crédit Lyonnais customers.
- Assets under management: €129 billion

P&C insurance: Pacifica offers a very broad range of property & casualty insurance products, which are sold through the Regional Banks.
- 2004 premium income: €1,022 million

Private banking
- Assets under management: €68 billion

Calyon: corporate and investment banking

Net banking income: €3.9 billion

Calyon has operations in sixty countries. For all product lines combined, it ranks among the top three players in France and the top fifteen in Europe.

Financing activities: Calyon is a major player in loan syndication ranking eighth mandated lead arranger in Europe, Middle-East and Africa, and number two in France. It has first-class positions in structured finance, including project finance and aircraft and ship finance.

Investment and capital markets banking: Calyon has a prominent position in France and is one of the top ten European players in primary bond markets, securitisation and public securities transactions.
In brokerage, Cheuvreux is a leading player in Europe while CLSA is number one in Asia for the quality of its research.
Calyon Financial, Calyon's futures broker, is among the world's top players in its markets.

International retail banking

Net banking income of consolidated subsidiaries: €352 million

Contribution from companies accounted for by the equity method: €305 million

Crédit Agricole S.A.'s international banking operations are based principally in Europe and, to a lesser extent, in Africa/Middle-East and Latin America.

In Europe, Crédit Agricole S.A. has forged partnerships with major banks in the key southern European countries: Italy (Banca Intesa), Portugal (Banco Espírito Santo) and Greece (Emporiki Bank).

French retail banking – Crédit Agricole Regional Banks

A confirmed leadership position and continued growth momentum.

An innovative marketing strategy.

A dedicated organisation for businesses.



7,162 branches

16 million customers

23.9% market share in mortgage lending



The Regional Banks are France's leading retail banking network. In 2004, they benefited from robust business volumes and a sharp improvement in operating income due to tightly-controlled expenses.

Loans outstanding to local authorities **up 11.2%**

390,000 PERPs (personal pension plans) sold

2.2 million death and disability policies in force

The Crédit Agricole Regional Banks are France's leading retail banking network, with 16 million personal customers and almost 7,200 branches.

Crédit Agricole takes 28% of the personal banking market. It also has a dominant position in the farming and small business segments and ranks third in local authority lending. In middle-market banking, Crédit Agricole is the leader in terms of penetration rate. **A strong commercial drive** designed to consolidate this outstanding position led to some excellent performances in 2004.

The Regional Banks continue to merge with the aim of improving customer service by strengthening their financial robustness and competitiveness. The number of Regional Banks has been reduced from 94 to 43 between 1988 and the end of 2004. Each merger is carefully planned to ensure that Crédit Agricole preserves its regional roots and ability to provide a real local service. The information systems platforms used by the Regional Banks have also been rationalised to improve quality and efficiency. There are now only seven different systems, compared with thirty in 2000 and this figure will fall to five after the integration of three further systems in Western France.

Crédit Agricole, market leader in personal banking

An innovative and dynamic commercial policy

During 2004, the Regional Banks focused on strengthening their business franchise, particularly in the young segment, and on increasing the number of products sold per customer, with a strong emphasis on pension and insurance products.

Strategy for attracting young and high net worth customers

Young people are a core strategic segment for the Regional Banks as they provide a natural source of renewal for the group's business franchise. During 2004, Crédit Agricole continued to strengthen its position in this segment. It now has 4,150,000 customers in the under-25 bracket, representing a penetration rate of 21.3%, an increase of 0.7 percentage points over one year (end December 2003).

Students were a particular focus of attention, with two innovative initiatives in 2004: as part of the government's drive to equip all students with a laptop computer, Crédit Agricole launched 'Mozaïc Micro' designed to finance the purchase of a laptop for 1 euro a day; Crédit Agricole also signed a partnership agreement with student mutual insurance company SMEREP to complete its agreements with other mutuals, which now cover about 60% of all French students.

No. 1 in personal pension plans with 30% market share

1 young person in every 5 a customer of Crédit Agricole (21.3% share of the under-25 bracket)

No. 1 bancassurer in the personal banking segment

Crédit Agricole, **France's most popular insurer** (Ifop survey, February 2004)

1 home purchase in 4 financed by a Crédit Agricole mortgage

The high net worth segment is another key focus for developing the business franchise. BGPI and CAICG have merged to form a new private banking arm that provides support for the Regional Banks' customer advisers. It also provides wealth management services directly to some high net worth customers.


Trends in penetration of the "young" market (%)
1999
2000
2001
2002
2003
9.2%
11.0%
12.8%
14.9%
16.3%
0-11 years
15.6%
16.4%
16.6%
17.8%
18.0%
12-17 years
26.7%
28.7%
29.0%
30.2%
30.5%
18-25 years
16.3%
18.1%
19.0%
20.6%
21.3%
0-25 years

An innovative offering, particularly in pension savings

As the leading retail bank in France, Crédit Agricole places great importance on high-quality innovation across its entire offering, from conventional commercial banking products and services through to insurance.

Crédit Agricole is now the benchmark institution for pension savings, thanks to an innovative combination of regular income and lump sum products to satisfy all customer needs.
Regular income products are increasingly attractive to consumers who are becoming more aware of the need to make private provision for their retirement. According to a TNS Sofres-Le Figaro survey (September 2004), 68% of employees would prefer to have a pension product that pays out a regular income rather than a lump sum benefit. And according to a DAFSA survey, consumers see having an income for life as the second most important advantage of the new tax-efficient personal pension plan, after the initial tax benefits. It is mainly the younger age brackets who are seeking to protect themselves against a drop in income after retirement, as the average age of customers taking out a plan is 40.



More than a million regular contribution plans were taken out for pension purposes in 2004 (including personal pension plans, Confluence life insurance policies, the Atout Vert Horizon mutual fund and Capital Vert Croissance).

With 390,000 personal pension plans sold in 2004, Crédit Agricole has 30% of this market and is the benchmark institution for pension savings in France. The option to have a guaranteed income has proved particularly attractive to customers. Furthermore, the Confluence retirement saving scheme, which provides a lump sum benefit, is now the leading life insurance policy in France with over 2 million policyholders.

To encourage customers to move back into the stock markets, Crédit Agricole has created an innovative investment fund called Atout Vert Horizon, which gradually locks in gains made by the CAC 40. This product brought in more than €243 million in funds during 2004, with about 125,000 investors, winning the Agefi award for best-selling fund under one year old, all categories combined, and the *Le Figaro* & *Le Journal des Finances* Creativity Award.

In daily banking services, Crédit Agricole pursued its policy of encouraging new current account customers to subscribe to 'Compte Service Crédit Agricole', a package that combines all essential daily banking services, such as overdraft facilities, cheque book and bank card insurance and online banking services, in a single contract.
This package contributes significantly to customer loyalty. By September 2004, the Regional Banks had sold over 8,1 million Compte Service packages, an increase of 400,000 over the year.

Crédit Agricole has kept its number one position in bank cards with 12.2 million cards in issue, including 10.9 million payment cards. This represents a market share of 24,6%.
In 2004, issuance of Gold cards rose by a sharp 13% over one year.

In insurance, Crédit Agricole delivered some excellent performances in 2004, not just in motor and household but also in death and disability insurance.

To promote its insurance offering, the Regional Banks systematically propose insurance products when customers take out a consumer finance loan, a mortgage loan or a package designed for young people.
In a highly competitive market, almost 720,000 new property & casualty policies were sold in 2004 with a particularly good performance in household and motor insurance.

Crédit Agricole is taking an increasing share of the death & disability market. It is focusing on providing the products required to meet new needs, such as long-term care insurance, a segment in which it has taken the leading place with over 50% of new business, and health insurance with 64,000 new policies subscribed in 2004 and nearly 130,000 policies in force at year end... With over 376,000 accidental death policies taken out in 2004, an increase of 5.9%, insurance policies in force now amount to almost €2,2 million.

Sustained commercial activity in 2004

Loan book up 8.8% in 2004

In mortgage lending, Crédit Agricole has kept its number one position in the French market, with 23.9% share. New lending was buoyant during the year, rising by 24.3% to €29 billion. Total loans outstanding rose by 12.9% to €117billion.
Investment in rental properties accounted for 28% of new lending, a rise of 4% over the year.

Consumer finance outstanding up 4% over the year
At the year end, the Regional Banks' total consumer finance book amounted to €38billion, an increase of 4% over the year. In October 2004, an aggressive marketing campaign was launched for a new car financing package, combining a loan at a highly attractive rate (3.80% APR) with a new type of insurance policy, called 'Capital Décôte'. This innovative product, which is available as an optional item of the motor insurance contract, guarantees repayment of the vehicle's purchase price in case of theft or total write-off.

New mortgage lending
in billion of euros


16.3
18.9
23.3
29
2001
2002
2003
2004

Strong growth in customer assets: up €28 billion in 2004

Activity in bank deposits and savings was buoyant, with new inflows up 4.3% over the year, to €233 billion. This has increased Crédit Agricole's market share by 0.3 percentage points over the year to 23.1%. Growth was driven chiefly by passbook accounts and sight deposits. Despite an unfavourable regulatory climate, net new inflows to home purchase savings plans rose by 4.5% over the year.
After an exceptional year for life insurance in 2003, activity remained robust in 2004.

Assets under management reached €100 billion by the year end, up 11.7% over the year. Investments in mutual funds and REIT rose by 8.7% over the year.

Uni-Éditions launches its fourth magazine

At the end of September 2004, Uni-Éditions, a subsidiary of Crédit Agricole S.A., launched Régal, a new 132-page gourmet food and drink magazine published bi-monthly. Sold in newsagents and by direct subscription, its circulation had reached 80,000 by the third issue. The target is 200,000 by 2007.
As regards the other three publications, Dossier Familial has maintained its leading position as France's best-selling monthly magazine, with a circulation of 1,300,000. Détente Jardin and Maison Créative now have the second biggest circulation in their categories, with 260,000 and 250,000 respectively.

Farming and small business banking: leading positions in two major markets

In 2004, Crédit Agricole kept its dominant position in the farming and small business segment, thanks to a strong commercial drive and an innovative policy in its product and service offering.

The Regional Banks now have commercial advisers to manage the overall banking relationship with farmers and small business customers, catering for both their personal and business needs. These advisers are supported by specialists in specific areas such as lending, insurance, estate planning, futures markets, etc.
Many of the Regional Banks also have dedicated experts to help young farmers setting up in business. Similarly, in areas where market size warrants, new branches devoted to specific segments such as the professions are gradually being opened.

Farmers

Crédit Agricole is by far and away the leading bank to the farming industry, covering about three quarters of all financing needs.
The farming sector is a core component of Crédit Agricole's retail banking activities.
Its 450,000 farming customers account for about 3% of the total customer base, but 14% of the total loan book.
Since 2002, Crédit Agricole has also offered a compre-hensive range of life and property & casualty insurance solutions specifically tailored to this sector.

2004: an active year in the farming market

2004 saw strong demand for medium and long term loans, with new lending amounting to €6.3 billion at end October 2004, a rise of 12% compared with 2003, which was already an extremely good year.
Two thirds of this growth came from loans granted to help farmers hit by the drought in summer 2003, along with subsidised investment loans.

Crédit Agricole is also the leading bank for financing agricultural machinery.
Through its partnerships with 150 manufacturers and dealerships, it offers a package combining equipment purchase with financing facilities.
The total farming loan book increased by 3.8% in 2004.
Crédit Agricole offers a full range of pension products tailored to the specific needs of the farming community.
Its 'Retraite Verte' personal pension plan launched in early 2004 has proved popular with customers, winning Crédit Agricole over 52% market share. It has also developed a group pension plan (PERCO) for farming industry employees.
In 2002, Crédit Agricole embarked on an ambitious policy of developing a comprehensive range of insurance products specially tailored to the farming community, covering both property & casualty and life insurance.

In less than three years, its market share has risen to over 6.2% (against 3% at end 2003), with about 200,000 policies in force. These products are now distributed by 300 specialist salespeople across 37 Regional Banks.
In 2005, Crédit Agricole will launch a new harvest protection policy designed to cover damage caused by bad weather.

Pleinchamp: leading website for the farming community

Pleinchamp.com, which first came online in April 2001, is now used by three in every four web-enabled farmers and by 21% of the entire farming sector.
The site's content has been expanded to include expert advice on major crops, the forward markets and the winegrowing sector, in addition to its existing local weather reports, market reports and online purchasing service.

Main banker to the farming industry:
Market shares: 72% of total financing over 60% of savings

Leading banker to the agrifoods industry:
Market share: 31% including 58% of the agricultural co-operatives segment

Small business banking

The small business segment is Crédit Agricole's second largest retail market after personal banking, with 750,000 customers. This segment comprises sole traders, the professions, associations and businesses with less than €1.5 million in sales.

Crédit Agricole is the leader in market share for both business needs (26%) and personal needs (28%). The segment accounts for almost one third of all new mortgage loans and a significant proportion of high net worth customers.

Sustained activity in 2004

Equipment loans were up sharply, driven by strong demand from all segments of the market. New lending rose by 4.2% after an already highly active year in 2003.

A comprehensive range of pension products

Crédit Agricole already has a strong presence in employee savings plans tailored to small business needs, with 15,000 plans (PEES) in force. As part of its 'Retraite Verte' pension range, it has now created a group pension plan (PERCO) covering the entire spectrum of needs in this highly diverse market. At the end of 2003, Crédit Agricole won a tender to provide an intercompany savings plan for the notary profession.
Crédit Agricole has also developed an insurance offering tailored specifically to the needs of associations, a segment in which it has a flagship position, with 35% of the market.

Many partnerships forged or extended in buoyant markets

Healthcare professions: 10,000 practitioners are now members of Santefi, a service combining electronic transmission of health insurance claims with payment by bank card.
Pharmacies: 17,000 pharmacies (representing 73% of the market) can now subscribe to services combining financing, banking services and dedicated employee savings and pension products.
In the highly dynamic franchise sector, 45 new agreements have been added to the 300 existing ones.



Remote banking services: 275 million contacts in 2004

Crédit Agricole's remote banking services provide its customers with a number of alternative channels alongside their branch, including Internet, interactive voice server, contact centre, mobile phone, Minitel and interactive television. The number of multimedia contacts reached 275 million in 2004. The most used media are Mobile WAP and i-Mode (up 300%), SMS with Fil Mobile (up 100%) and Internet (up 34%), which alone totalled almost 170 million log-ons.
In 2004, one customer in four used Crédit Agricole's remote banking services for transactions or account look-up.

Crédit Agricole, number three in local authority lending

Crédit Agricole has consolidated its position as number three in local authority lending, thanks to an innovative and diversified offering.

Dedicated commercial staff

140 public sector specialists look after the commercial relationships with local authorities, supported where necessary by the Group's specialised subsidiaries for specific local authority financing, leasing, electronic payment systems, insurance and investments.

Intense commercial activity in 2004

2004 was a particularly buoyant year in the local authority market, which remains in good financial health. New lending topped the €3.5 billion mark for the first time ever, an increase of 8% over the year, despite two years of already robust growth. Crédit Agricole thus consolidated on its position as third biggest lender to the local authority sector, with market share of 17% at end June 2004.

To handle larger financing requirements, the Regional Banks have developed a policy of syndicating major long-term lending deals between themselves, such as a recent €280 million loan to a French regional authority.



An innovative and broadened offering to capitalise on legislative developments

Changes in legislation governing local authority financing and investment have enabled Crédit Agricole to successfully develop an innovative offering.

For example, in public-private partnerships, Crédit Agricole is the market leader in financing local police stations and has been chosen by several local authorities to invest their extraordinary revenues.

Major contracts have also been won for equipping some large cities with electronic payment systems: Montpellier, Nantes, Clermont-Ferrand and Toulouse.

Lastly, the insurance offering for small local authorities, which was pilot tested in 2003, was extremely well received. It was sold by one third of the Regional Banks during the year and will be rolled out to a further third during 2005.

Middle-market banking: new progress in 2004

Despite a downturn in the economic climate during 2004, the Regional Banks had a very satisfying year in middle-market banking, supported by an effective organisation structure which is highly appreciated by its customers.

Tailored commercial structure

To meet the needs of this demanding clientele, the Regional Banks have built up a commercial structure based on branches dedicated exclusively to companies with over €1.5 million in sales. Each relationship is managed by a single account manager responsible for drawing together the necessary expertise from across the group, supported by specialists who are increasingly based within the business branches to bring them closer to the customers.

To round out this structure, a number of services have been developed at national level, which are available to all the Regional Banks: a private banking service for company directors in association with the Regional Bank's private banking adviser; a middle-market investment banking platform, enabling the Regional Banks to position themselves as true partners for all strategic deals in their region such as divestments, family successions or initial public offerings. This platform keeps a centralised list of about 350 divestment and acquisition opportunities for deals under €4.5 million and is used by three quarters of the Regional Banks; domestic and inter-national cash management solutions.

This clear, transparent structure is much appreciated by Crédit Agricole's middle-market customers, winning it top marks in customer satisfaction surveys. Its best performance was in international banking activities, where Crédit Agricole ranked second among French banks, appreciated more particularly for its excellent co-ordination of the various players involved and the reliability of its transaction processing. Crédit Agricole also significantly improved its position with companies employing less than 100 people – its traditional customer base – by providing them with international capability gained through its relationships with major corporates.

In domestic business, Crédit Agricole continues to rank well thanks to a solid performance with companies employing more than 50 people.


A dedicated network for business customers
Regional Banks (43)
153 business branches
145 Branch managers
670 Business account managers
475 Assistants
200 Business line experts
12 Crédit Agricole S.A. business line subsidiaries + Calyon
16 regional divisions in France
Operations in 60 countries
12 partners banks abroad
190 business line experts in the subsidiaries

Steady growth in business

Significant growth in customer assets

Customer assets rose by 5.5% in 2004, to €25 billion, bank deposits (up 7%) growing quicker than mutual fund investments (up 3%).

Long-term loans up sharply in a declining market

New long-term lending rose to a record €6.3 billion in 2004, an increase of 7.8% over one year. The Regional Banks continued to syndicate major financing deals with Calyon and in 2004, this activity accounted for almost 12% of the Regional Banks' direct business. All in all, the total loan book amounted to €38 billion at end September 2004, an increase of 4%.
Specialised financing delivered satisfactory growth, driven mainly by the Regional Banks' closer working relationship with the group's specialist leasing and factoring subsidiaries.
Growing faster than its main French competitors, Credit Agricole strengthened, at end 2004, its position as first lender to the corporates.

Cash management and services

Supported by central information systems developed at national level, the Regional Banks have stepped up their domestic and international cash management offering. The number of contracts managed has risen by 70% over one year to 356.
In employee savings, the strong inflow recorded over the first nine months 2004 (+ 20%) almost completely compensated for the outflow generated by to the governmental measures aimed at supporting consumption, implemented in the second half-year.

Lastly, Crédit Agricole has created a network of representative offices abroad to provide its middle-market customers with continuity of service and effective support for their international banking needs. These dedicated commercial teams draw on the Group's international operations in some sixty countries and on partnerships with first-class local commercial banks.



Cedicam: a leading player in payments

First created in 1972, Cedicam, a partnership between the Regional Banks and Crédit Agricole S.A., is the Group's payment systems subsidiary.

Its main functions are collecting non-cash assets, electronic funds transfers between the Regional Banks and other banks, and managing the networks that handle the Crédit Agricole Group's payments.

In November 2004, OBS, Crédit Agricole S.A.'s large and international payments department, was taken over by and merged into Cedicam, which thus became the Group's specialist subsidiary for all domestic and international payments.

This reorganisation was designed to rationalise these business activities and improve Cedicam's quality of service and service offering. With its increased scale, Cedicam is a more powerful and influential player in the European payments industry.

Cedicam: key figures

560 employees
28 million payments handled daily, with a total value of € 58 billion.

In 2004, the Crédit Agricole Group (including Crédit Lyonnais) had:
- **15.6** million interbank cards (31.7% market share)
- **14,223** cash machines/ATMs (33.3% market share)
- **267,378** POS electronic terminals/retailer contracts (26.7% market share)
- **17.3** million Swift messages (worldwide interbank payments and messaging system) (including Crédit Agricole S.A. and Calyon but excluding Crédit Lyonnais).





Ambitious projects.

A performance-driven business plan.

An enhanced multi-channel delivery system.

1,895 branches

6 million personal customers

No.1 branch bank for share placements (initial public offerings)



Crédit Lyonnais continued its drive to win new customers and retain existing accounts. Gross operating income rose sharply, driven by strong commercial performances and a firm grip on operating expenses.

Number of online banking customers
up 30%

Outstanding mortgage loans
up 9.7%

During 2004, Crédit Lyonnais' business scope was redefined to focus on personal, small business and middle-market banking in France.

This change was accompanied by an ambitious business plan which aims to make Crédit Lyonnais a national benchmark for performance by 2007.

Meanwhile, commercial momentum remained strong, despite a more difficult environment during the second half.

Multi-channel delivery systems continue to progress, with steady growth in the number of branches and means of accessing alternative channels (ATMs, Internet, fixed and mobile telephony, etc.).

Crédit Lyonnais defines its new business scope and launches an ambitious business plan.

The new Crédit Lyonnais: a unique innovative banking model

In line with the integration plan presented in 2003, Crédit Lyonnais was reorganised during 2004 to refocus on personal, small business and middle-market banking in France. The new Crédit Lyonnais retail bank aims to build a unique innovative banking model that stands apart from its domestic multi-business rivals and the regional mutual banking organisations.

To accompany this radical change, Crédit Lyonnais launched a new business plan in July 2004.



An ambitious business plan, already in its operational phase

Crédit Lyonnais has drawn up an ambitious business plan based on sustained revenue growth of at least 3% a year. It plans to achieve this target by developing its business franchise and increasing the number of banking and other financial products and services sold per customer. Against this background, the distribution of property & casualty and death & disability insurance should become the bank's second core business.

In parallel, Crédit Lyonnais has introduced a plan to reduce costs in line with best market practices and its new business scope.

The combined effect of revenue growth and cost reduction should bring the cost-to-income ratio[1] down to a targeted 65% by 2007/08.
By the year end, the business plan had already entered its active phase. Over 300 operational projects are now underway, involving all the bank's business segments.

[1] *Cost-to-income ratio: operating costs as a percentage of net banking income*

Personal banking: sustained commercial activity

Multi-channel delivery systems continue to progress:

Plan to open new branches reinforced

In 2004, 50 new branches were opened, bringing the cumulative total openings to almost one hundred since 2001.
New, highly innovative branch formats have been introduced to round out the network, designed to increase market share in specifically targeted customer segments.
For example, ten new branches catering exclusively for students were opened in 2004, bringing the total to about twenty, while other branches have set aside an area devoted to the estate agency business.
The business plan also aims to strengthen Crédit Lyonnais' presence in high-potential cities and towns by opening a further 150 new branches through to 2007.

New commercial approach now fully operational

The new segmented commercial approach launched in 2003 became completely operational as of January 2005.
Initial results are in line with expectations. There has been a significant increase in the number of meetings with customers and a satisfactory rise in sales volumes of about 10% over one year. Trends were particularly positive in the private banking and wealth management segments, where Crédit Lyonnais has been developing the concept of theme meetings on specific topics such as preparation for retirement, analysis of insurance/protection needs, and personal wealth analysis. This approach has led to an increase of more than 25% in the number of products sold.

Dedicated structure to accelerate growth in high net worth segment

Crédit Lyonnais has created a dedicated structure for its wealthy clients, by establishing a series of private banking centres together with a wealth management unit devoted to major private investors. These centres offer clients personally tailored advice in the most complex wealth management and planning techniques.
During 2004, Crédit Lyonnais completed its plan to create private banking centres in each region. These centres are dedicated to clients with sophisticated needs and aim to attract new customers notably by drawing on the expertise of the bank's wealth management and planning teams to develop their business.

The bank has also completed its project to set up portfolio management centres throughout the branch network. With their proximity to the banking advisers, these specialist centres will now provide the entire commercial structure with the benefit of their expertise, strengthening the quality of service offered to customers through greater specialisation of commercial and management functions.



Building scale in new delivery channels

Internet again proved to be the most popular channel for daily banking needs for both personal and business customers. The number of users has grown by over 30% over twelve months. Growth has been accompanied by a sharp increase in the number of website visits and a 80% increase in the number of log-ons.
Crédit Lyonnais also offers a Mobile Internet service using Gallery, the inter-operator portal. Customers with a compatible mobile phone can look up their accounts and make transfers directly by phone.

The SMS account tracking service, Crédit Lyonnais Avertis, consolidated on its success and had over 210,000 subscribers at the year end. The bank's website attracts more than 600,000 different visitors every month. Supported by reports and articles on various topics, the site presents the bank's entire offering and directs requests for information, meetings and purchases of simple products (opening passbook accounts) or more sophisticated products (mortgage loan applications) towards the branch network.

The number of customers using e.creditlyonnais, Crédit Lyonnais' e-bank, rose by over 40% in 2004, reflecting its popularity with customers who want an entirely remote banking relationship with a dedicated adviser.

Call centres

Crédit Lyonnais continued with its programme to divert customer calls to dedicated call centres. This approach covered more than 57% of customers in 2004 compared with 35% one year earlier. The infrastructure is now complete, with a total of six centres in the main urban areas, but all running on a single information systems platform.

By the end of 2007, the system is expected to handle calls from the vast majority of Crédit Lyonnais customers. At present, it handles about 730,000 calls a month and the teleadvisers sell about 30,000 products or services a month.



Strong commercial momentum

Sharp increase in new customers

Momentum in attracting new customers accelerated during 2004, with the number of current accounts nearing 4.3 million at the year end, representing a seven-year high. The number of new accounts rose by over 10%, driven by the opening of new branches, a strong commercial drive throughout the branch network and a number of very specifically targeted marketing campaigns, such as young active people, the new student year, Tour de France sponsorship, tender for Bank of France customers, etc. Moreover, the number of members of Fidélisation Avantage, Crédit Lyonnais' customer loyalty scheme, topped the 2 million mark at the end of 2004.

Crédit Lyonnais wins Bank of France tender:

Thanks to the motivation of its entire network, in 2004 Crédit Lyonnais won the tender launched by the Bank of France to take over its personal customers. This led to the opening of almost 18,000 new deposit accounts and 8,000 securities account with very high-quality customers.

Market share gains in customer deposits

Customer deposits grew by 6.7% in 2004, outperforming the market and confirming a new momentum in market share gains.

This performance was driven by the launch early in the year of the new Cerise passbook account, which made a significant contribution to the 17.2% increase in passbook account deposits across the year. Amid less attractive market conditions, home purchase savings grew by 0.6% while time deposits decreased by 7.6%.

Strong business in life insurance and securities

Life insurance business was sustained in 2004, with in-force business growing by 11.1%. Policies aimed at high net worth customers, sold through the wealth management unit, proved extremely popular. In pension savings, Crédit Lyonnais sold almost 60,000 'Velours' tax-efficient personal pension plans (known as PERPs in France) in 2004, demonstrating its ability to promote new offerings. In mutual funds, gross new inflows stood at €12.4 billion. 2004 also saw the launch of Stratem, an investment plan designed to encourage gradual investment in the financial markets through diversified equity and fixed-income funds.

The wealth management unit for major private investors enjoyed sustained growth in assets under management, with a significant increase in funds attracted away from the competition, and a rise in brokerage fees despite the persistently difficult stock market conditions.



Number one branch bank for share placements:

Crédit Lyonnais delivered yet another excellent performance in placing public offerings made in 2004 (bioMérieux, Snecma, Pages Jaunes and APRR), systematically taking top position among the branch banks in placing shares with retail investors.

Continued growth in the loan book

Amid a highly competitive environment, the total loan book grew by almost 7%.

Mortgage loans were up 9.7%, driven by the development of floating-rate loans, which limit the downward pressure on margins.

Trends in consumer finance loans were more contrasting. Personal loans enjoyed strong growth following some highly targeted marketing campaigns such as young active people, the Paris car show, student packages, etc. Revolving credit facilities and overdrafts declined during the second half, in line with the rest of the market.

Property & casualty, death & disability insurance: a source of new growth and innovation

P&C insurance was buoyant in 2004, with 187,000 new policies written compared with 166,000 in 2003.
Although all products contributed, the main growth drivers were motor insurance (up 25%) and personal accident cover (up 10%).
Crédit Lyonnais once again demonstrated its capacity for innovation with the launch of 'Antidote', an extended warranty for household electrical and audiovisual goods, which has already attracted around 20,000 customers.
At the end of 2004, there were almost 425,000 comprehensive household, motor, health and personal accident policies in force, a rise of 7% compared with the previous year.



Innovation, a major differentiating factor:

Innovation is a major differentiating factor for the new Crédit Lyonnais. To reflect its commitment as the bank that supports its customers at the most important times of their lives, Crédit Lyonnais launched three innovative offerings during 2004, for marriage (Happy List), preparing your children's future (Gulliver) and separation (Séparément).
Furthermore, this innovation strategy was acknowledged in 2004 by both the banking industry (with Antidote winning a gold award for product innovation) and the bank's customers, with their strong interest in new savings products (Cerise passbook).



Leading position in premium cards

Crédit Lyonnais consolidated on its leading position in premium cards in 2004, with the launch of a new premium international card called 'Visa Infinite', and some excellent results from its marketing campaigns.
The number of premium card holders had risen to over 420,000 by the year end.

Business banking: continued growth in the customer base

Further targeted growth in the customer base

Amid a persistently tough competitive climate, Crédit Lyonnais opened 40,000 new business accounts during 2004, an increase of 10% on the previous year, following a strong commercial drive on the part of the branch network and Interfimo (Crédit Lyonnais subsidiary specialising in the professions).

This, combined with a more selective approach, has helped renew the customer base and strengthen its weighting to the higher-potential segments.

A constant focus on providing solutions that meet customer needs and on understanding their expectations has contributed to steady growth in the number of banking and other financial services sold per customer.

The most notable performances in 2004 were:
- 22% growth in sales of the Multi-Prévoyance Pro comprehensive business insurance policy;
- 15% growth in subscribers to the Crédit Lyonnais Access online banking service;
- One customer in three now has a Convention Pro current account package.
The penetration rate is 40% in the high-potential segment.



Good results from the dual business/personal banking relationship

Crédit Lyonnais has always taken a global approach to its relationships with business customers, catering for both their business and personal needs. Today, eight business customers in ten are also personal customers of the bank.

To enhance the appeal of this dual relationship, Crédit Lyonnais periodically launches specific initiatives. For example, a campaign for pension products was successfully launched in late 2004.

This initiative aims to provide customers with a combination of business expertise in employee savings plans and wealth management expertise for their own personal needs.

Lending: a core component of the banking relationship

Crédit Lyonnais firmly believes that lending is a core component of the business banking relationship, and has therefore invested continuously over the past few years in improving its financing offering. It has not only reduced loan turnaround and set-up times but has also improved the reliability of its credit analysis process and taken steps to preserve lending margins and tighten control over risks.

Almost 29,000 new medium and long term loans and 8,000 leasing contracts were granted during 2004, representing a 14% increase in new lending and 9% in the loan book.

Under the 2005-2007 business plan, lending is a core component of the bank's strategy for growth and customer loyalty in the business banking market. Further investment will be made in improving information systems and refining risk prevention and monitoring systems.

Medium and long-term loans
millions of euros


1,457
1,624
1,868
5,140
5,427
5,815
2002
2003
2004
2002
2003
2004
New lending
Loans outstanding
including Interfimo

Middle-market banking: acknowledged expertise in structured financing

A dynamic approach to this key target customer segment

During 2004, Crédit Lyonnais reorganised its middle-market banking structure following its integration with the Crédit Agricole group. Major corporate relationships were transferred to Calyon during the first half, and the branch network now focuses on developing its presence with small and middle market companies, including those with international business activities.

Middle-market banking is now organised into 16 regional divisions and 39 local business centres, which draw on the expertise of specialist subsidiaries and the Crédit Agricole group's global network, with operations in 60 countries throughout the world.

This organisation structure aims to reinforce Crédit Lyonnais' position in all segments of this market in France.



Sustained corporate finance activity

Crédit Lyonnais achieved an excellent performance in this area during the year, despite the relatively poor market conditions and exceptionally tough comparatives in 2003. The number of deals rose by 31%, thanks to a drive to step up origination on the part of both the regional corporate finance specialists and the head office teams that structure the deals.

More than 210 deals were completed in 2004, for a value of €1.1 billion (up 22%). Among them, structured acquisition financing and LBOs had a record year with 155 deals and a significant increase in the average deal value.

Crédit Lyonnais took part in 29 new syndicated loans, the same number as in 2003, but this year it acted as arranger for one deal in every two, thereby strengthening its position in this activity.

Commercial banking remains buoyant

Slight growth in customer assets

Customer assets amounted to €5.9 billion, an increase of 3.1%, driven chiefly by the quality of mutual fund performances (up 3.5%).

Long-term lending stable despite sluggish market conditions

In a persistently sluggish and highly competitive market, long-term lending held steady at €6.6 billion despite a more selective approach to borrowers.

Strong growth in payments and services

Payment volumes grew by a satisfactory 5.4%, driven by an aggressive approach by the network, particularly in international payments, which were up 12.1%. Meanwhile, there was sharp increase in the number of companies using electronic banking systems, thanks to the success of the new Internet range.

First bank to obtain certification for payment systems

Crédit Lyonnais is the first bank in France to obtain ISO 9001 certification for its business payments activity. ISO certification guarantees a quality of processing in line with international standards.





Specialised financial services

A year devoted to both business development and mergers.

A growing international presence.

Leveraging synergies between businesses.



€32 billion
in consumer finance

Consumer finance outstanding
up 38%
outside France



The specialised financial services division encompasses consumer finance, lease finance and factoring. All three business segments enjoy leading positions in France and Europe.

18% market share in property leasing

No.1 integrated factoring network in Europe

Specialised financial services encompasses consumer finance, lease finance and factoring, predominantly in France but increasingly in the international markets as part of the Group's targeted expansion strategy.

2004 was devoted both to merging the Crédit Agricole and Crédit Lyonnais specialised subsidiaries and to business development.
In consumer finance, Sofinco absorbed Finalion and synergies between Sofinco and Finaref are gradually being harnessed.
Meanwhile, Crédit Agricole S.A. expanded its international consumer finance operations to Denmark and strengthened its operations in Portugal and Morocco. In lease finance, Ucabail merged with the Lixxbail Group, the first step towards full integration. In factoring, the Group acquired almost all the share capital of Eurofactor in December 2004 to pave the way for its integration with Transfact.

Despite their diversity, these three business activities offer potential synergies for the future, which will lead to cost savings, skills sharing and improved competitiveness in their respective markets.

Consumer finance

Sofinco

Sofinco has consumer finance operations in France and eight other countries, principally in Europe.
In France, it provides a full range of consumer finance products: repayable instalment credit, either for specific purchases or non-specific personal loans; revolving credit facilities; hire purchase and long-term rental, particularly for car financing.

Several distribution channels

Sofinco distributes its products through four channels:

Point of sale instalment credit, sold through business referral agents, principally covering: auto: Sofinco is independent from the car manufacturers and is a major partner to multi-marque dealerships, providing car loans under the Viaxel brand. It also provides finance for leisure vehicles (camper vans, caravans, mobile homes) under the Finalion brand; household: through retailers of furniture, white and brown goods, and home improvements.

There are two dedicated agent networks for this business.

Direct credit for retail customers, under the Sofinco brand. Products are sold through direct marketing (media, mail shots, telephone), supported by a network of 65 Sofinco branches and a website providing facilities for online loan applications;

Partnerships, with or without shareholdings, with car manufacturers, major retail groups and financial institutions. Main partners include Fiat, Honda, Darty, Castorama, Cora, Décathlon, GMF, AGF, Azur, Crédit Immobilier de France, Crédit Social des Fonctionnaires, SNCF, France Télécom, etc.;

Group business: Sofinco manages revolving credit facilities on behalf of the Regional Banks together with car loans for some of them.
It also manages Crédit Lyonnais' entire consumer finance book.

In the international markets, Sofinco works in partnership with local players and its business activities and products are similar to those in France. At present, Sofinco has operations in eight countries: Germany (Creditplus), Spain (Finconsum), Greece (Emporiki Credicom), Hungary (Credigen), Italy (Agos Itafinco), Netherlands (Ribank), Portugal (Credibom) and Morocco (Wafasalaf). It also provides Crédit Agricole's Polish subsidiary, Lukas, with support and assistance in developing its consumer finance business.



The merger between Sofinco and Finalion, Crédit Lyonnais' consumer finance subsidiary, was completed on 30 March 2004.

In mid-April, the sales networks were integrated, strengthening the Group's capability in car, leisure and household equipment financing. Finalion's consumer finance book was transferred to Sofinco's information systems in November 2004, thereby completing their operational integration within the space of a few months and with minimum disruption to business.

Buoyant activity in 2004, especially in the international markets

France

Although the market was relatively subdued during the second half, Sofinco's direct credit business achieved a highly satisfactory performance, particularly in revolving credit facilities. Its online business was strengthened by making financing facilities available directly through merchant sites. In addition, to capitalise on the government's measures to encourage consumer spending, Sofinco introduced some highly operational local campaigns in its markets (marketing campaigns, support tools, etc.). Lastly, Sofinco strengthened its role as partner to the major retail groups by providing them with an online loan application and acceptance system (Canal Viaxel & Sofinco Networks). All in all, business activity was satisfactory during 2004.

New financing rose by about 2% in France, while consumer finance origination within the Crédit Agricole group (Regional Banks and Crédit Lyonnais) rose significantly following organisational improvements introduced in 2004.

International

2004 was mainly devoted to strengthening Sofinco's international operations, particularly in Morocco, Greece and Portugal. In Morocco, Sofinco consolidated on its dominant position through Wafasalaf's acquisition of Credor, the country's fourth largest consumer finance company. In Greece, the new management team has helped strengthen relations with Emporiki Bank, and Credicom has become its centre of expertise in consumer finance. In Portugal, Sofinco acquired Banco Espírito Santo's holding in Credibom in July 2004, raising its stake from 85% to 100%. At the end of December 2004, Sofinco also agreed to acquire the household equipment financing business of Banco Comercial Português, and is now the Portuguese market leader in this segment. Business was robust, with new financing up by an estimated 33%, despite the difficult economic conditions, particularly in Germany and Holland. Sofinco entered into a major partnership with Carrefour in Italy, creating a joint venture between Carrefour and Agos-Itafinco.


Geographical breakdown of total consumer finance book
(pro forma in € billions)
Legal, commercial and operational merger with Finalion successfully completed within the space of a few months
International
France
19.5
5.2
14.3
28.1
6.7
21.4
31.9
9.3
22.6
2002
2003
2004

Lukas, Poland's leading consumer finance company

Lukas had a good year in an increasingly competitive environment. New financing and consumer finance outstandings both rose by 30%, driven mainly by a more diversified offering. Lukas continued to develop its retail banking business during 2004, drawing on its excellent brand image to strengthen its market presence. It opened 150,000 new accounts compared with 80,000 in 2003, an increase of 30%, and distributed new products developed in 2003 (life insurance, mutual funds, mortgage loans). Lukas has also embarked on a complete upgrade of its information systems.

Finaref

Finaref specialises in private label cards and remote sales of financial and insurance products. It was first founded in 1970 by La Redoute, a subsidiary of the Pinault-Printemps-Redoute (PPR) Group since 1992. In 2002, Crédit Agricole S.A. agreed to acquire Finaref from the PPR Group in three stages and by the first quarter of 2004, owned 90%. Finaref became a wholly-owned subsidiary of Crédit Agricole S.A. on 1 February 2005.

Finaref has two core business activities, consumer finance and insurance

Its broad range of consumer finance products encompasses: private label cards; revolving credit facilities such as 'Mistral' or 'Challenger' which are not restricted to a particular retail chain; 'Espace' instalment loans. The insurance business represents the second strategic development area.

Developed since 1978, it is mostly consumer finance related, including loan insurance, products related to goods sold by the retail stores (extended warranty, replacement value) and death and disability insurance.

Finaref sells its products through several complementary distribution channels:
- a network of 250 sales outlets within PPR Group retail stores which are leaders in their markets (Printemps, Fnac, Surcouf, La Redoute, Vert Baudet, etc.) and Club Méditerranée, its first non-PPR partnership;
- call centres which take 7 million calls a year;
- direct marketing campaigns, with almost 24 million annual mailshots;
- e-commerce.





Outside France, Finaref has a structured network in Belgium and Scandinavia (Sweden, Finland and Norway). Its operations were extended to Denmark in April 2004, with the acquisition of Dan'Aktiv, subsidiary of a retail group for which Finaref managed its customer loans.

Lastly, in September 2004 Finaref acquired Jotex, a consumer finance company, from a Swedish group specialising in remote sales of household linen. Jotex has operations in Sweden, Norway and Finland, and a database of 400,000 prospective customers.

Insurance products are distributed by Finaref and consumer finance companies, including Sofinco, in France and Europe. In France, Finaref won a contract to provide loan insurance for Sofinco's instalment credit business, which was previously sub-contracted outside the group. Since the end of 2003, Finaref has also provided theft and breakage cover for Apple loans financed by Sofinco. Finaref also entered into partnerships with Credit Plus AG in Germany in January 2004, Finconsum in Spain in May 2004 and Agos in Italy in May 2004. Other agreements are being finalised in Holland, Poland and Portugal.

2004: innovation and commercial dynamism

2004 saw the launch of several commercial innovations:
- introduction of a confidential PIN code for private label cards in some PPR retail store chains, to improve security. The Printemps department store in Lille successfully launched the first cards in September 2004;
- new segmentation of Finaref's customer database for a more targeted commercial approach;
- launch of the Loyalty project, designed to speed up reaction to account closure requests in order to improve customer loyalty.

Business was buoyant in 2004. During the year, 816,000 new credit accounts were opened, an year-on-year increase of 8%. New financing rose by 8% to €3.1 billion, driven by 20% growth in international business. Consumer finance outstandings amounted to €5 billion, a year-on-year rise of 5.1%. Insurance continued to perform well, with 846,000 new policies sold in 2004, an increase of 12%. Insurance premiums managed were up 22%, chiefly due to the new Sofinco contracts.



Lease finance

Ucabail Group: a leading player in the lease finance market

The Ucabail Group provides major corporates, small businesses, farmers and local authorities with lease finance solutions and associated services (maintenance, upgrade, insurance, etc.) to finance their investment in new assets.

The new unit has five distribution channels:
- Regional Bank branches
- Crédit Lyonnais branches
- HSBC/CCF branches including several regional banks
- 63 Ucabail branches
- Manufacturers and distributors: the Ucabail group has 1,100 partnership agreements.

Business in 2004

In 2004, under the combined effect of fierce competition and persistently weak fixed investment, new financing was down by 4% compared with 2003, to €3.6 billion. Equipment and property leasing were most affected, while financing with services enjoyed strong commercial momentum, long-term rental and computer leasing rising by 33% and 6% respectively.

The merger between Ucabail, LixxBail and CBIF has given rise to a powerful new player in the French market with some very strong positions:
- **number 2 in equipment leasing and rental (15% market share);**
- **number 1 in property leasing (18% market share);**
- **number 1 in Sofergie financing (about 50% market share);**
- **number 8 in long-term vehicle rental;**
- **number 5 in upgradable computer leasing.**

Focus on lease finance merger

Deadlines respected:
merger of LixxBail and Ucabail at end May 2004 to create the new lease finance group.

Carefully paced implementation
with new organisation structure implemented by October:
- head office teams located in the same premises since April;
- integration of equipment leasing management teams, with no impact on the sales function;
- accounting systems switched to a single platform at end 2004.

Intense social dialogue:
Over 100 meetings with the staff representative bodies during the year.

Redefinition of business activities:
- risk policy harmonised
- brand architecture redefined.

Integration process continues in 2005:
- harmonisation of equipment leasing information systems at the beginning of the year
- property leasing to switch to a single information systems platform in Autumn.

EFL: Polish leader in lease finance, particularly vehicle leasing

EFL is Poland's leading lease finance company. Business was flat in 2004 in a market that has become highly competitive due to a weaker automobile market and new VAT regulations following Poland's entry into the European Union.

However, EFL continued to diversify into the equipment leasing sector and significantly improved its positions in the transport and truck markets.

Factoring

In 2004, the Group has two factoring companies: Transfact, a subsidiary of Crédit Agricole S.A., and Eurofactor, which was 49.09% owned by Crédit Lyonnais. At the end of 2004, Crédit Agricole S.A. acquired almost all the share capital of Eurofactor, paving the way for a merger between the two companies, which will give rise to France's foremost factoring group and to the first European integrated network.



Eurofactor

In five years Eurofactor has become a major player in factoring, with almost 20% of the French market. Drawing on its first-class position in France, it has also built up the leading integrated factoring network in Europe, with operations in Germany, Benelux, Spain, France, Portugal and the United Kingdom.

Eurofactor focuses on developing an innovative offering and providing high-quality services. As part of this strategy, automatic top-up facilities and chasing, collection and recovery services were added to its standard offering in factoring, short-term receivables management and credit risk insurance during 2004.

The website launched in 2002 has become an essential marketing tool. Eurofactor-online® provides customers with a secure transactional site for operations such as financing applications, tracking disputes pending, etc. In France, the site is used by almost 2,000 customers every month and over 5,000 financing applications are made online. During the year, more than €6 billion of financing was made available via the web.

Service quality is improving regularly. The overall customer satisfaction index rose to 74% in 2004 from 72% in 2003 and 65% in 2002. Eurofactor also won several European awards in 2004.

International Factors Group 2004 awards

- ***Eurofactor Spain: top import factor for growth in factored receivables;***
- **Eurofactor UK: second import factor for quality of service;**
- **Eurofactor Germany: second export factor and third import factor for quality of service.**

A range of European services:

Eurofactor provides a multi-local service for all customers that are subsidiaries of a European group, giving them a direct relationship with the Eurofactor company in their country and access to all their customer accounts. This service accounts for 15% of Eurofactor Group's revenues. *European Pass*, Eurofactor's pan-European approach launched in 2004, provides* a global solution encompassing a single relationship manager, financing facilities and centralised receivables management. This offering covers France, Germany, Spain, Benelux, Portugal, the UK and Switzerland.

* Registered trade mark pending



A pick-up in business activity

Eurofactor enjoyed significant growth in business despite the difficult economic climate. 900 new contracts were signed in 2004, an overall increase of 19% in contracts managed. Outside France, new business grew by 45%.

Receivables factored during the year rose by 6.1% to €22.3 billion. In France, factored receivables rose by 4.3%, with 42% growth in the very small business segment and 32% in medium and large corporates, driven chiefly by the new Rechargement de balance® automatic top-up facility.

In Europe, growth was more sustained at 9.4%, particularly in Germany where Eurofactor has moved up from fourth to third position in the domestic market with 8% share, and in Portugal, where revenues were up 40%.

2004 also saw some excellent performances in securitised receivables management, with over €4 billion in assets under management, representing a 40% increase in financing over one year.

Transfact

Innovation

True to its tradition and image, Transfact continued to innovate during 2004, notably by developing new financing related services for its customers. For example, financing in under 24 hours, automatic financing, simplified electronic data interchange (EDI) and electronic promissory notes have been added to its product range.

Service quality

In 2004, Transfact began to reap the rewards of its continuous progress policy in service quality, first introduced several years ago. In a survey conducted in Spring 2004, customers said they were highly satisfied with the service provided and had every confidence in Transfact. Lastly, new tools have been developed to improve Transfact's knowledge of its customers and to make it more pro-active.

Business operations

Business was sustained in 2004. Receivables factored during the year amounted to €5.3 billion, a rise of 15% compared with 2003, outperforming the market. These results reflect the close partnership with the Crédit Agricole Regional Banks, which has brought some major commercial successes. Transfact's export factoring service, which is unique in the market, now extends to thirteen countries, with business volumes doubling in 2004.

Asset management, insurance and private banking

Robust growth in 2004.

Leadership position maintained despite a series of mergers.

Performance driven by commercial innovations.

€406 billion in assets under management
(asset management business)

42%
growth in assets under management outside France


The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half.

12 million
life insurance
policies in force

€129 billion
in assets under
management
(life insurance business)

Property & casualty
insurance premium income
up 17.6%

In 2004, asset management, insurance and private banking delivered strong growth despite the sluggish markets and the work involved in integrating the specialist subsidiaries of the Crédit Agricole and Crédit Lyonnais groups. Amid these exceptional circumstances, business momentum remained strong, driven by a continued focus on new product development, a dynamic commercial approach across all units, and a slight recovery in the stock markets.

Crédit Agricole kept its leading positions during the year, ranking top in mutual funds in France and third in Europe.
It is also number three in the French insurance market, and has consolidated on its number two position in life insurance.



Asset management

Number one in the French mutual funds market and among the European leaders in asset management.

The asset management division comprises Segespar and its subsidiaries, including Crédit Agricole Asset Management, together with BFT Gestion.
For Segespar, the key event of the year was the merger between the main asset management subsidiaries of Crédit Agricole and Crédit Lyonnais.
- Crédit Agricole Asset Management (CAAM) is the result of the merger between CA-AM and CLAM, the two general asset management subsidiaries;
- CPR Asset Management (CPR AM) has absorbed ABF CM, consolidating on its specialisation in quantitative investment.

With its increased scale, the new asset management arm now has a leading position in the French mutual funds market; it is a major European player in asset management, with a confirmed multi-expertise approach covering quantitative investment, alternative multi-manager investment, absolute return and property investment funds. It has a strong international capability through its network of nine management centres in Paris, London, Madrid, Milan, Chicago, Hong Kong, Singapore, Tokyo and Seoul, and representative offices in ten other countries.
BFT Gestion, which was not affected by the merger, delivered further growth in assets under management.



Fitch-AMR ratings

International credit rating agency Fitch-AMR placed the Asset Manager ratings of both Crédit Agricole Asset Management (aa+) and Crédit Lyonnais Asset Management (aa) on credit watch pending their merger. The merged company should be assigned a new rating in the first half of 2005. CPR AM's AM-2 rating remains unchanged.

Segespar Group – growth and innovation

A year of further growth

Assets managed by Segespar Group (Crédit Agricole Asset Management and its consolidated subsidiaries, CPR AM, UNIGER) amounted to €333.3 billion at the year end, an increase of 16% over the year. Positive market effect contributed €13 billion, while €20.6 billion came from the general mandate granted by Predica on 1 July following the merger between Predica and UAF. The figure also includes an outflow of €1.2 billion in employee savings following the new Sarkozy law permitting early withdrawal of funds from employee savings schemes. In terms of asset class, inflows came mostly from fixed-income, alternative and absolute return funds.

Continued innovation: new product launches in 2004

Amid preparations for rationalising the product offerings in 2005, sales and marketing activity focused on new product launches for the various client segments:
- For the retail banking networks, launch and development of structured product ranges such as Pulpea/Pulpavie and Magnesium for the Crédit Agricole Regional Banks, and Talisman and Drakkar for Crédit Lyonnais;
- For institutional clients, development of alternative investment funds, including direct investment with the Dynarbitrage VaR range and multi-manager investment with the Greenway range;
- Lastly, for international clients, particularly in Asia, launch of the Chersy range of Japanese-law funds in Japan and a large number of Korean-law funds for retail investors in South Korea.

In addition, CAAM is regularly asked to submit bids for new institutional business and has won some major contracts including mandates from European pension funds.

Continued international expansion

There are three key components to CAAM's international expansion strategy:
- rationalising its European operations;
- establishing local agreements to gain a foothold in more distant markets;
- growth within the framework of a more global approach by the Crédit Agricole Group.

International expansion continued apace in 2004, with €28.8 billion of assets sold by the international subsidiaries, accounting for 9% of total assets. There were some particularly satisfying commercial successes in Europe, particularly in Spain and the United Kingdom.
In Asia, the strengthened partnerships in Japan and South Korea led to substantial new inflows.

An ambitious employee savings strategy

CAAM is number two in employee savings with €9.4 billion in assets, representing 17.2% market share at 30 June 2004 (source AFG). Its ambition is to take the top spot by drawing on the distribution capability of both retail banking networks to make the most of opportunities created by the new Fillon law (creation of personal and corporate pension plans).
CAAM will continue the strategic approach developed by CA-ELS over the past few years, which is to provide a global 'employee savings and pension' offering. This approach is already operational within the Regional Banks and is gradually being extended to the Crédit Lyonnais network.
CAAM maintains dedicated sales and marketing teams dealing with the Regional Banks and Crédit Lyonnais. This makes it possible to keep a close working relationship while preserving their commercial identity in terms of offering, organisation and distribution. The account administration back offices of CLEE and CA-ELS will be merged during the first quarter of 2005 using the Pacteo platform.

Continued sustained growth in alternative investment

Two subsidiaries specialise in this investment approach based on decorrelation with the traditional financial markets: Crédit Agricole Alternative Investment Products Group (CAAIPG) for alternative multi-manager investment, and Systeia for direct alternative investment.

Alternative multi-manager investment with CAAIPG
CAAIPG is one of the world's leaders in alternative multi-manager investment, with €8.8 billion in assets managed at the year end, an increase of €3.7 billion over one year, and a track record dating back more than twelve years. Its teams are based in Chicago, London and Paris.
During 2004, CAAM's alternative multi-manager arm strengthened its business in private equity funds of funds by acquiring the entire share capital of CPR Private Equity from other Crédit Agricole Group subsidiaries (UI and Calyon). CAAIPG intends to expand its offering in this asset class and make it a major source of growth among French and foreign clients.

Direct alternative investment with Systeia
Amid a sharp decline in market volatility, the cornerstone of direct alternative investment, Systeia Capital Management increased its assets under management by 7% to €1 billion at the end of 2004.
A relatively recently-created company, Systeia Capital Management has now completed the first part of its development plan, having launched the six products initially scheduled. In line with its plan, the product range was extended during the summer to include a true multi-strategy fund to meet growing demand for this type of product.

Socially responsible investment: continued growth at I.D.E.A.M

Integral Development Asset Management (I.DE.A.M), a joint subsidiary of CAAM and CPR AM, is the Group's socially responsible investment arm. It has its own dedicated analysts and fund managers, who combine expertise in non-financial fundamental analysis with capability in portfolio construction techniques. Assets under management amounted to almost €0.8 billion at the year end. I.DE.A.M is a leading player in the French SRI market.

Real estate investment funds, highly sought after by investors

The real estate investment fund offering has made a real breakthrough since the decline in the financial markets in the early 2000s. These products have been much used by investors to offset the deterioration in their equity portfolios. Against this backdrop, Uniger and Clam Immobilier will be merged during 2005. Their combined strengths and dynamic approach will give the enlarged unit a leading position in this market.
The property market has undergone a series of reforms in the past few years designed to increase its appeal to investors, such as the extension of the Robien tax incentives to SCPIs (French equivalent of REITS). In line with this trend, Uniger is developing a 'Robien SCPI' product for Regional Bank customers. Real estate is striving to become an asset class in its own right, and this innovative challenge can only be achieved by the creation of true real estate mutual funds.

Success of the Atout Vert Horizon fund, which won the *Le Journal des Finances /Le Figaro* creativity award. Sold by the Regional Banks, Atout Vert Horizon is an innovative product that has attracted over 125,000 customers with its clever combination of equity investment and gradual lock-in mechanism.

Awards

The new Crédit Agricole Asset Management won over forty awards in 2004 in France and abroad, including:

- Two Innovation Awards from *La Tribune*, one for CLAM for its 'CLAM Multi Obli Garanti 3 ans' bond fund, and a special innovation award for CAAM for its 'CA-AM Dynarbitrage VAR 8' alternative investment fund;

- *Le Figaro/Le Journal des Finances* creativity award for Atout Vert Horizon (2004 mutual fund awards).

- For the second year running, *Le Revenu magazine*'s gold award for CAAM and silver award for CLAM for three-year performance in the international bond category;

- *Investir* magazine's silver award for Crédit Agricole and bronze award for Crédit Lyonnais for overall five-year performance in the retail banks category;

- In Hong Kong, Crédit Agricole Asset Management was named best performing fund house by *Benchmark* magazine.

CPR Asset Management strengthens its position

CPR Asset Management, a specialist in active and quantitative investment techniques, became the Crédit Agricole group's second asset management brand in late 2001.
In July 2004, it merged with ABF Capital Management, Crédit Lyonnais' active quant specialist, rounding out its offering in this area.
CPR Asset Management now manages almost €16 billion of assets for institutional and corporate investors and financial distributors, with an additional €2 billion coming from ABF Capital Management and €0.6 billion from new business in 2004. During the year, business with the Group's institutional subsidiaries (insurance companies and Regional Banks) and partners of the Group's international asset management arm began to pick up speed.
Performances achieved by CPR Asset Management in equities (Europe, Japan, World), fixed-income (inflation-linked bonds and credit) and diversified funds (flexible investment) will provide a solid basis for growth in 2005.

Key expertise

Fixed-income: among the European leaders with over €201.1 billion in assets under management;
Source: Global Fund Analysis (Lipper)

European equities: historical core business in active equity and stock index investment;

Asian equities: a local presence and steady track record for more than 20 years;

Structured products: €20 billion in assets managed for distributors in France, Japan (leading player in the Japanese market) and Hong Kong;

Absolute return: an innovative investment approach, which has already attracted over €8.7 billion in assets;

Alternative multi-manager: over 12 years' experience and €8.8 billion in assets (Crédit Agricole Alternative Investment Product Group (CAAIPG), a wholly-owned subsidiary of CAAM);

Employee savings: a well-established player in this market (active since 1967), now French number two with €9.4 billion of assets (Source: AFG statistics at 30 June 2004).

Securities and Institutional Financial Services

Since 2002, Crédit Agricole Investor Services has housed the Group's European depositary, global custody, fund administration, and issuer and investor services for institutional clients. These activities enjoyed a second consecutive year of strong growth with assets under custody amounting to €648 billion and assets under administration to €458 billion. This represents an increase of more than 34% over 2003, due partly to the integration of Crédit Lyonnais and partly to strong commercial growth.
In December 2004, Crédit Agricole and Caisse Nationale des Caisses d'Epargne announced their plans to merge Crédit Agricole Investor Services and Ixis Investor Services, to create the leading fund custodian and administration bank in France and number three in Europe, with over €1,290 billion in funds under custody for institutional clients alone, €580 billion in funds under administration and €600 billion in transfer agent services.



Insurance

Crédit Agricole S.A.'s insurance arm ranks number 3 in France on premium income, all activities combined. Its goal is to continue developing the bancassurance model that has proved its effectiveness in the market.
Developing the insurance business is one of the Group's key priorities, both in life and property & casualty, with a special focus on diversifying further into death and disability, long-term care and pensions.

Life insurance

Predica, a major player in the insurance market

The merger between Predica and Union des Assurances Fédérales (UAF) in June 2004 has strengthened the Crédit Agricole Group's positions in the French life insurance market and increased its growth potential. Its products are now sold through more than 9,000 outlets. Predica now ranks top among bank insurance subsidiaries and second among life insurance companies, with 15.4% market share in terms of assets managed.
In a highly buoyant market in 2004, Predica delivered some excellent commercial performances. Assets under management grew by 10% to €129 billion at the year end, outperforming the market, while premium income amounted to €16.2 billion.

Successful launch of personal pension plans in 2004

For the Regional Banks, Predica has developed both a standard plan (Vert Avenir) and a unit-linked plan (Vert Vitalité), which have been launched under the 'Retraite Verte' label. A massive marketing campaign for Retraite Verte has positioned Crédit Agricole as a leading player in private pension provision. Crédit Lyonnais launched its 'Velours' plan at the end of April 2004.
At the end of 2004, Predica had 35% of the personal pension plan market, with 450,000 plans in force.

New business was extremely buoyant across all ranges in both networks:
- Demand for unit-linked plans was strong among Regional Bank customers, with 40% growth in inflows driven largely by the success of the 'Opportunités' fund range, which alone brought in over €750 million;
Unit-linked business grew by 30% in the Crédit Lyonnais network. Lionvie Rouge Corinthe, the flagship product in its range of multi-fund plans, grew by almost 50%.
Predica is a front-runner in death and disability insurance, with 3.3 million policies in force. The 'Valeur Prévoyance' range enjoyed strong growth, with 376,000 new policies sold during the year, bringing the total to 2.2 million at the year end. Crédit Lyonnais' funeral expenses plan grew by 31% with 51,000 new policies sold.
Predica also ranks among the major player in new long-term care business, with 141,000 policies in stock at the year end.



Key figures at 31 December 2004

Employees: 750
Assets under management: €129 billion
Policies in force: 12 million
Policyholders: 7 million

Continued growth at La Médicale de France and UAF Patrimoine

La Médicale de France
La Médicale de France, an insurance company in its own right, has a strong position in insurance for the healthcare professions, with a portfolio of 180,000 customers. It has an exclusive distribution network comprising 100 general agents in 40 branches across the country, plus a network of life insurance advisers since 2001.

It offers a full range of life and property & casualty products and has developed offerings specifically tailored to the needs of the healthcare professions, such as comprehensive business and professional indemnity insurance. In 2004, premium income totalled €226 million, an increase of 15% compared with 2003.

UAF Patrimoine
Created in June 2000, UAF Patrimoine is a commercial brand sold through a network of independent financial advisers. The offering comprises life insurance planning services for high net worth clients, as part of a global approach.

Premium income amounted to €170 million in 2004, an increase of 37%. Unit-linked plans accounted for over 45% of new business.

International business continues apace

In Lebanon, Bancassurance SAL, a subsidiary created in 2000 with Fransabank and Banque Libano-Française, continued to grow, with both premium income and earnings rising by over 25%.

In Greece, life insurance is sold by Emporiki Life through the Emporiki Bank branch network, which has 350 operational branches and over 800 trained salespeople. New business was strong in 2004, with 28,500 new policies written.

In Portugal, the Tranquilidade group successfully pursued its selective policy in terms of risk and products, first introduced in 2002, focusing on profitable business rather than market share.

In Luxembourg, Federlux (founded by UAF in 1998) and Predicai Europe (subsidiary of Predica and CAI Luxembourg founded in 2000) will be merged in 2005 to create one of Luxembourg's leading insurance companies.

Four large brands for multi-channel distribution

Predica designs and develops insurance products for four distribution channels under different brand names:
- Crédit Agricole Assurances de Personnes for the Regional Banks;
- Crédit Lyonnais Assurances de Personnes for the Crédit Lyonnais network;
- La Médicale de France for the healthcare professions;
- UAF Patrimoine for independent financial advisers.

Life Insurance Retraite Verte

Crédit Agricole's Retraite Verte range is designed to cover the entire spectrum of customer needs in pension provision. For example, it provides solutions that frequently combine a life insurance policy with a personal pension plan. As a result, the Confluence standard life insurance policy enjoyed exceptional growth in 2004, with over 730,000 policies written, twice the 2003 level.

Property & casualty insurance: continued growth

Property & casualty insurance comprises Pacifica and Finaref's consumer finance related insurance business.

Pacifica, a large player in the P&C market

During 2004, Pacifica merged with Afcalia, Crédit Lyonnais' P&C subsidiary. It is now a much strengthened player in the French market, with over 4 million policies in force, including 1 million motor and almost 1.5 million household policies.

Pacifica ranks among the top fifteen P&C insurance companies, second in bancassurance and top in the personal accident market. At the end of December 2004, Pacifica announced its agreement to acquire 35% of the share capital of Assurances Fédérales IARD, a subsidiary of AGF, as part of its drive to develop the Group's P&C business.

An excellent commercial performance

2004 was an exceptional year for products sold through the Crédit Agricole Regional Banks, with two major achievements: a total of over 1 million new policies were sold during the year, a 9.3% increase on the previous year, while policies in force topped the 4 million mark (4,155,920), an increase of 14.1%.

In motor insurance, new business was buoyant, chiefly following the launch of a new product called 'capital décote'. This product is offered as part of a financing package and insures the vehicle's replacement value in case of theft or total write-off for a period of three years. Policies in force rose by 7.8%;

In comprehensive household insurance, policies in force rose by 8.4%, driven by policy improvements (increase in the number of rooms insured, the area of outbuildings insured, and the value of furnishings insured), together with the launch of a new offering for rental property;

In insurance for the farming sector, a more recent business, policies in force almost doubled to reach 200,000;

Other products (personal accident, legal protection and health) were also buoyant with policies in force up 17.4%.


Assurance auto
option Capital Décote.
En cas de vol, votre voiture
de moins de 3 ans
remboursée
au prix d'achat.


Au départ c'était drôle.

Business in the Crédit Lyonnais network rose driven chiefly by its two flagship products:
- Securilion (cheque book and bank card insurance for Crédit Lyonnais customers), with new policies up 21% to 305,540;
- Comptes Parrainés (payment of an amount equal to the balance on the insured's current account in case of accidental death), with new policies up 16%, representing a total of 49,869 policies sold in 2004.

Crédit Lyonnais demonstrated its innovative capability by launching Antidote, an extended warranty for household electrical and audiovisual goods, which attracted near 15,000 customers.

Motor insurance business was exceptionally strong with sales up 20%.

The claims ratio reached a historically low level across all lines due mainly to a continued decline in the number of road accidents and the absence of any major natural disasters or storms in France during 2004.

Focus on the Mozaïc household insurance offering

Pacifica's Mozaïc household insurance offering is aimed at the under-26 age bracket. It provides extensive cover at an affordable price, including third party liability, fire, flooding, window breakage, natural disasters, theft and assistance. There are two options to suit more specific needs:

- **Special Student option, which insures the replacement value of computer equipment under three years old, repayment of student loans and rent in case of 'severe difficulty' (hospitalisation for more than 30 days), and cover for housing-related disputes.**

- **Special Young Active option, which insures the replacement value of computer equipment under three years old, plus household appliances, TV, hi-fi, etc., repayment of consumer finance and student loan instalments in case of severe difficulty, and cover for housing-related and work-related disputes, including recourse to the courts where necessary.**





Private Banking

2004 was devoted to both business development and reorganisation. The structure dedicated to very high net worth clients in France made a promising commercial start, while continued unification and rationalisation of the international private banking activities following the integration of Crédit Lyonnais has put the Group among the leading players in its markets.

Acceleration in commercial activity in France

A high-end structure was established in 2003 to speed up business growth by strengthening co-operation between the Group's various centres of expertise: the Regional banks, the specialised investment product and service subsidiaries and the new private banking arm based around Banque de Gestion Privée Indosuez (BGPI) and its asset management company Gestion Privée Indosuez (GPI). During 2004, substantial progress was made towards achieving the targets set for the new private banking platform, which are to assist the Regional Banks in devising their client approach, to ensure that its offering is consistent with that of the specialised subsidiaries, and to provide expertise in wealth management and planning.

This progress was reflected in the launch of some specific products (Sinesio mutual fund management mandate, 'Espace Liberté' life insurance policy) and a sharp increase in assets managed as part of this co-operation.

Consequently, BGPI's €12.5 billion of managed assets now account for only a portion of Crédit Agricole's private banking assets in France, yet it is still a leading player in this market.

Drawing value from international private banking

The merger between Crédit Agricole and Crédit Lyonnais has strengthened the Group's positions in the major international marketplaces and has made it a leading player in international private banking. 2004 was devoted to drawing full value from this potential, by merging the two Group's units in each separate marketplace. The process will be completed by the end of June 2005. Meanwhile, the Group has seized a number of attractive opportunities for strategic repositioning or reinforcement, and now manages almost €42 billion of assets in international private banking.

In Luxembourg, Crédit Lyonnais Luxembourg has become a subsidiary of Crédit Agricole Indosuez Luxembourg. The two companies will merge in early July 2005 and will use the IT platform developed by CAI Suisse to make best use of synergies between the Group's units. The new unit, which will be renamed Crédit Agricole Luxembourg, will be one of Luxembourg's leading local banks.

In Monaco, Crédit Foncier de Monaco absorbed Crédit Lyonnais' Monaco-based private banking arm in July 2004. The process took place smoothly and rapidly, to the extent that in November 2004 the new unit was able to acquire Citibank Monaco's private banking business. These developments have consolidated CFM Monaco's position as leader in the Monaco market.

In Switzerland, efforts focused on preparing for the merger between Crédit Lyonnais (Suisse) S.A. and Crédit Agricole Indosuez (Suisse) S.A., scheduled to take place in March 2005. The new unit, which will be renamed Crédit Agricole Suisse, will be among the top three foreign banks in Switzerland.

In the USA, CL Miami focuses exclusively on non-resident clients who are active in the dollar area.

Lastly, **in Brazil and Spain,** Calyon's private banking departments cater for a domestic client base. They generated strong new inflows during 2004, consolidating on their local positions.

International private banking operates through a network of subsidiaries or branches in eight international financial centres: Switzerland, Luxembourg, Monaco, Spain, Singapore, Brazil, the Bahamas and Miami (USA).

Corporate and investment banking



Creation of Calyon,
a powerful new player.

Motivated and committed staff.

High-profile commercial successes.

Catering for major
corporate and
institutional clients

Operations in
60 countries

The technical integration process was concluded very swiftly and successfully. Most IT migration towards selected systems (mainly for capital markets activities) was completed in early 2005.

Robust positions in brokerage

A strong global presence in structured finance

A major player in French equity capital markets

On 1 May 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez to create Calyon, Corporate and Investment Bank. This large-scale merger, which involved several hundred employees in France and abroad, owes its success to the strong commitment and professional approach of all those concerned.

Calyon is a powerful new player player in the French and European corporate and investment banking market.

A year devoted to creating Calyon

Despite the extent of the work involved in this venture, Calyon nonetheless delivered a satisfactory financial performance and achieved some major commercial successes.
In investment banking, Calyon had some high-profile successes in the primary equity markets, with the major initial public offerings made in France.

In capital markets, Calyon moved up in the world bond rankings while equity brokerage returned to profitability.
In financing activities, Calyon leapt up the rankings in syndicated loans. In acquisition finance, it is now the leader in the investment fund segment.

Creation of Calyon on 1 May 2004

A crucial preparatory phase
- projects with a high technical content;
- close co-ordination of the overall project, given Calyon's international dimension;
- strict compliance with deadlines in record time: 7 months of preparation.

A major challenge at stake: €140 billion of assets transferred

Smooth execution in the capital markets
- migration and merger of front and back office systems;
- continued control over market and counterparty risk;
- heavy investment in equipment and people.

Reorganisation of equity brokerage business in Europe
- CLSE sold in February 2004;
- Cheuvreux refocused on brokerage only;
- Crédit Lyonnais retail orders redirected to Cheuvreux.

All countries in the global network affected by the merger
- preparatory phase: each country handled individually in terms of supervisory authority formalities, validation of regulatory, financial and tax issues, etc.;
- relocations of teams;
- change of name

The **new brand** and its logo rolled out in France and abroad.

Over 7,000 people relocated during 2004, both in France and abroad.

Extended commercial and geographical reach

The corporate and investment banking activities employed over 12,000 people in France and internationally at the end of 2004.

Capital markets and investment banking encompasses all capital markets, equity and futures brokerage, equity origination and mergers & acquisitions.

Financing activities encompass traditional commercial lending, structured finance, acquisition finance and various banking services for customers.

A global network for major European customers

2004 was devoted to creating Calyon and defining the broad principles for its commercial structure.
Calyon provides its clients – predominantly major French and European corporates and their subsidiaries, but also large US and Asian groups – with a comprehensive range of products and an extensive international network.
Financial institutions are also a core target for capital markets and investment banking. Calyon intends to develop this segment further, drawing on its excellent rankings and the Crédit Agricole Group's financial strength to give it a competitive edge.

Calyon is organised by business line to ensure effective management of its client relationships:

- 50 banking advisers manage relationships with major corporate clients in Europe and 44 advisers look after institutional clients;
- major business sectors such as aviation, defence, automotive and telecoms/media are managed on a global basis;
- Calyon's branches in the French regional cities provide Regional Bank customers and Crédit Lyonnais' middle-market customers with expertise in capital markets and investment banking.

The banking advisers draw on a strengthened capability in financing (loan syndication, leveraged finance, etc.) and commercial banking (domestic cash management and payments, and international cash management).

In the international markets, which account for two thirds of Calyon's business, the global network provides an essential foothold for the business lines, enabling them to offer products and services tailored to local client needs.
Apart from its strong presence in the major financial centres (London, New York, Tokyo, and Hong Kong), Calyon has substantial operations in both Western Europe (Germany, Spain, Italy, Luxembourg, Scandinavia and Switzerland) and Eastern Europe (Russia, Czech Republic, Slovakia, Hungary and Poland).
In the Middle-East, Calyon has a 31% holding in Al Bank Al Saudi Al Fransi, one of the leading banking groups in Saudi Arabia.

During 2004, as part of the Group's reorganisation, Calyon sold its holding in Banque Libano Française, and sold CAI Private Banking Italy to Banca Intesa. Lastly, Calyon no longer has operations in non-strategic countries such as Pakistan or Kenya.

Corporate and investment banking activities

Capital markets and investment banking

Calyon operates in thirty trading and distribution centres throughout the world.
Its main activities are:
- treasury
- forex, commodities and fixed-income
- equity derivatives
- global credit (credit derivatives and securitisation).

2004 saw growth in Calyon's credit activities and a good contribution from bond issuance and futures brokerage. Some major deals were completed in securitisation (Korea First Bank and Fraikin) and structured lending. Calyon took part in some large euro issues, moving up several places in the rankings, from 15th in 2003 to 12th in 2004. Activity in the Frankfurt, Milan and Hong Kong markets is growing rapidly.

Capital markets

Capital markets research
FX Week Currency Forecasts Index, 30 August 2004
No.1 for one-month forecasts

Medium Term Note Range Accruals dealers, since the beginning of the year MTN-i.com -
No.1 in the top 20 dealers league table

2004 inter-dealer rankings, Risk magazine:

Interest rate derivatives
No.2 in euro forward rate agreements

Futures
No.3 in currency futures, US$/yen



Brokerage: Cheuvreux, CLSA and Calyon Financial

The merger has given rise to a well-known, robust and profitable brokerage business based around three first-class subsidiaries, Cheuvreux in Europe and CLSA in Asia, after the disposal of Crédit Lyonnais Securities Europe (CLSE) in February 2004, and Calyon Financial.

Both subsidiaries provide high-quality independent research, an innovative product offering and a multi-local approach, giving them a strong competitive edge in all their markets.

Cheuvreux is one of Europe's leading brokers, known more particularly for its expertise in order execution and its research capability comprising 110 analysts in eight countries covering 800 continental European and British stocks. Cheuvreux is also well-known for its midcaps research. The sales team can therefore meet the needs of a broad international clientele comprising 1,000 institutional investors. In order execution, the European trading platform offers solutions tailored to client needs: electronic execution and direct market access. Cheuvreux also continues to develop its retail business, and now handles both Crédit Agricole and Crédit Lyonnais retail customers.

CLSA is number one for the quality of its research and of its sales teams in the Asia Pacific markets. It has 1,200 clients and a team of 750 professionals based in thirteen Asian markets, principally Hong Kong, Singapore and Tokyo, as well as London and New York.

CLSA owes its success to its unrivalled research capability in Asia, the result of a balanced approach between country and sector research, and a real in-depth analysis of the markets.

Calyon Financial is Calyon's futures broker (equity, interest-rate and commodities). It ranks among the world's top players in these activities. Calyon Financial offers direct execution services on the main futures, options and commodities electronic exchanges and open outcry markets throughout the world. It provides global clearing systems in almost all markets. Lastly, it also offers a range of advisory services including daily hedging and strategies, technical and fundamental analysis, and quantitative risk management.



Brokerage

Cheuvreux

No.1 in France
(Global Investor, September 2004)

Second best European small and mid caps research house
(Agefi, December 2004)

No.3 in Continental Europe
(Reuters Institutional Investor, Feb 2004)

CLSA

No.1 among Asian brokers
(Asiamoney's Brokers Poll 2004)

Calyon Financial

Second foreign broker in the United States





Investment banking

Investment banking covers all corporate finance activities for the public and private sector, including:
• mergers & acquisitions, principally in France;
• equity capital markets (ECM), French and international, covering both primary and secondary markets: IPOs, rights issues, convertible/exchangeable bond issues and other hybrid issues.
It also structures and sells equity derivatives for corporate clients.

Calyon is also active in advising investment funds and in private placements.

In 2004, investment banking activity was driven by a buoyant primary market.
Calyon arranged a large number of rights issues, including Alstom, Rhodia and Club Med. A new surge of IPO activity led to Calyon lead managing a number of deals such as bioMérieux and Nexity. It also took part in several major privatisations in France (Snecma and Pages Jaunes) and in major deals in Europe (Postbank in Germany and Terna in Italy).

Amid a continuing wave of financial or industrial restructuring in several business sectors, Calyon won some high profile advisory mandates, including CDC's divestment of Eulia to Caisses d'Épargne, and PPR's divestment of Rexel.
Calyon is also advising on a number of deals scheduled for 2005 or 2006, including Aéroports de Paris, Areva, EDF and GDF.

Investment banking

Calyon ranked third behind Morgan Stanley and Goldman Sachs with three deals totalling €1.7 billion, representing 8% market share.

Calyon ranked top in France, with over 50% of the market.
(Source: *Thomson Financial league tables for initial public offerings in the first nine months of 2004*)

Financing activities

Structured finance

Calyon has some first-class positions in project finance, international trade finance, aircraft and ship finance, and property and hotel finance, global business lines that combine financing with high value-added advisory services.

Project finance

Calyon has long been among the world's front-runners in project finance, in sectors such as electricity, oil, gas, transport and infrastructure. Despite a highly competitive environment and sluggish activity levels, Calyon completed a number of deals in 2004. Among the more high-profile ones, it acted as mandated arranger for Autovia del Camino (motorways), EHN and Biovent (wind farms) in Spain, and Al Ezzel in Bahrain (power station).

International trade finance

Calyon is among the world's top ten in export finance, with excellent positions in the French and Italian export credit guarantee markets: number two in France for Coface business and one of the two leaders in Italy.
Calyon is also involved in trade finance, commodity trading finance and structured commodity finance.

Asset finance: aircraft and ships

Calyon is among the world leaders in aircraft and ship finance.
The ship market was particularly buoyant in 2004, with 90 deals as arranger and agent. Activity was also sustained in the aircraft market, with deals for about forty aircraft, three quarters as agent.

Property and hotel finance

Calyon is a front-runner in property development finance in the world's major markets. A team of 170 professionals provide financial solutions for corporate, institutional and public sector clients in the property and hotel industry.

In France, Calyon advised SFL on its capital restructuring, and the Intermarché group on the overall financial structuring of its property assets.

Energy

2004 saw a definite improvement in risk profile, particularly in the US electricity sector. The oil & gas sector was driven by high prices, which, coupled with a sharp recovery in major investment projects, also supported the oil & gas services sector.
A strong commercial drive led to some notable successes in the LNG production and transport chain.

Asia was a particular area of focus, as the region with the highest growing energy consumption in the world.

In Asia, Calyon is involved in structured finance, capital markets and commercial banking, particularly for the major Chinese oil groups.



Structured finance

Awards

"Americas Bond Deal of the Year" for the Tenaska Oklahoma deal *(International project finance)*

"Europe Middle East and Africa Oil and Gas Deal of the Year" for the Qatargas 2 deal *(International project finance)*

"Power Advisor of the Year" notably for refinancing the Shandong power station in China *(Infrastructure Journal)*

"Power Arranger of the Year" for a large number of deals and more particularly the acquisition by International Power and Mitsui of Edison Mission Energy's assets *(Infrastructure Journal)*

And the particularly coveted "Global Arranger of the Year" award *(Infrastructure Journal)*

Aircraft finance / JOL

Calyon maintained its place as world leader in JOL financing *(Airfinance Journal, June 2004)*

Acquisition finance

Acquisition finance

Calyon is **second** biggest lender in France behind RBS (source: *Capital Finance*) with 11 deals totalling €2.27 billion.

During 2004, Calyon was involved in the entire spectrum of deal size, from €50 million up to over €1 billion. It was mandated arranger for the two biggest deals in France: Vivarte, with an enterprise value of €1.5 billion including €1.2 billion in debt, and Picard, which was sold for €1.3 billion. Calyon also completed several high-profile deals in Europe, including lead managing Galbani's refinancing in Italy, and the divestments of Vendex in the Netherlands and Itelevisa in Spain.



Syndicated loans

Calyon is among the top players in this business, thanks to the Crédit Agricole Group's backing. It was named '*most improved market profile*' in 2002 and 2003. In 2004, Calyon moved up to eighth place in the mandated lead arranger league tables in Europe, Middle-East and Africa (EMEA) and seventh place in the bookrunner league tables, the best rankings ever obtained. In France, Calyon comes second in the rankings.

Syndication

2004 12-month rankings

Calyon ranked **no.2** by Déalogic on the French market both as mandated lead arranger (€22.6 billion) and bookrunner (€20.6 billion), just behind BNPP.

In EMEA, Calyon ranked 8th MLA and 7th bookrunner with US$34.1 billion, 82 deals and 4.7% market share.

2004 was devoted to preparing for integration between the private equity activities of Crédit Agricole S.A. and Crédit Lyonnais, scheduled for the first half of 2005.

The two private equity arms have a total of €1.5 billion in assets managed or advised and 134 employees. Their combined and complementary strengths will create the market leader in direct private equity investment, midcap mergers & acquisitions, and private equity for the agriculture and agrifoods industries.
Activity was buoyant in 2004, both in new investment and divestment of mature holdings.

Private equity has three business lines with three flagship brands:
- direct investment in unlisted companies through Crédit Agricole Private Equity;
- agricapital for the agriculture and agrifoods business through IDIA;
- midcap mergers & acquisitions through Sodica.

Crédit Agricole Private Equity: the Group's private equity arm

In 2005, the activities of Crédit Lyonnais Private Equity and the direct private equity interests of Union d'Études et d'Investissements (UI) will be transferred to Crédit Lyonnais Private Equity, which will then be renamed Crédit Agricole Private Equity. Assets managed or advised through various investment vehicles will exceed €1 billion.

Crédit Agricole Private Equity has four business lines:

1) Expansion capital and LBOs/MBOs (excluding majority LBOs) in the major and midcap markets, which constitutes its core business. This activity was buoyant in 2004 in a highly competitive market.
Ten deals were completed, including Dirickx, the French leader in fencing, and the capital restructuring for Maisons France Confort.
Large capital gains were realised during the year following some major divestments, principally Poincaré Participations (Bureau Veritas's holding company) and the Salins group. The Group also restructured its investments, selling a portfolio of holdings to Axa.

2) Venture capital, which was an active market in 2004. Crédit Agricole Private Equity is among the top five players in France, with seven new investments made during the year and some twenty follow-on investments in existing investee companies.

3) Direct secondary market activities, designed to meet the growing liquidity needs of private equity funds.

In a market where IPOs and trade divestments were thin on the ground, several portfolios were examined, leading to two investments.

4) Mezzanine financing advisory services, through a specialised subsidiary called Mezzanis. In 2004, Mezzanis consolidated on its position as a leading player in the middle-market segment in France, having advised on six deals in 2004 including Pomme de Pain, Doucet, Vivarte and Outre Mer Télécom.







IDIA: agricapital

IDIA is an acknowledged partner to agricultural and agrifoods companies and agricultural co-operative groups, providing the following services:
- expansion capital and LBOs/MBOs;
- long-term investments in agriculture, chiefly through majority interests in wine-growing operations and the management of 330 land and forestry groups. IDIA manages €490 million in assets and plays a central role within the Crédit Agricole group in these activities.

Business was sustained in 2004. IDIA's major deal of the year was its involvement in the creation of Agrial, France's leading cider producer and distributor.

Sofipar also took part in refinancing €65 million of subordinated bonds issued upon the acquisition of Beghin Say, and arranged the financing for Epis-Centre's acquisition of Belgian maltster Boortmalt.

IDIA also sold almost 300 hectares of forest land owned by Uniforêt, a group of forestry companies that owns a total of almost 3,000 hectares.

A major operator in France

Crédit Agricole is a major operator in the private equity market in France and in mid-cap mergers and acquisitions:
- IDIA is one of the French leaders in investment capital in the farm and agribusiness sectors;
- Number five in venture capital (*indicateur Chausson Finance*);
- Sodica is one of the ten largest M&A firms in France (*according to Les Echos*).

Sodica: midcap mergers & acquisitions

Sodica is involved in deals ranging from €5 million to €200 million.
It is one of the front-runners in the French midcap market, through its five regional divisions and active partnerships abroad. It won some thirty new mandates in 2004 and completed about fifteen deals.

International retail banking

Successful partnerships.
Highly satisfactory results.



16.9% stake in Banca Intesa, the leading Italian bank

22% stake in Banco Espírito Santo, Portugal's third largest banking group



In International retail banking, Crédit Agricole S.A. has operations in Europe and, to a lesser extent, in Africa, the Middle-East and Latin America.

In Europe, Crédit Agricole S.A. has shareholdings in some first-class domestic banking groups, with which it has forged partnerships and created subsidiaries in specific areas, such as consumer finance and life insurance. This development strategy brought some highly satisfactory results in 2004.

The Crédit Agricole group has also strengthened its position in high-growth banking organisations for which it has management responsibility.





Europe

In Italy, Crédit Agricole S.A. is the main shareholder in Banca Intesa, the leading Italian bank, with 16.9% of the share capital and 18.0% of the voting rights. In 2002, Banca Intesa embarked on a strategy of refocusing on the Italian market and cutting costs, which has led to a recovery in results and a positive contribution of €245 million to Crédit Agricole S.A.'s results in 2004.

In Portugal, Crédit Agricole S.A. has a 22% shareholding in Banco Espírito Santo (BES), the country's third largest banking group. At €275 million, earnings continued to progress in 2004.

In Greece, Crédit Agricole S.A. has a 9% shareholding in Emporiki Bank, the country's fourth largest banking group, with which it has partnerships in specialised financial services.

In Poland, Crédit Agricole S.A. together with its specialised financial services division is developing its retail banking business within Lukas Bank. It now has over 500,000 customers, thanks to an expanding network and an increasingly professional approach.

In Belgium, the Crédit Agricole Group, led by the Nord de France and Nord-Est Regional Banks, is the leading share-holder in Crédit Agricole (Belgium) and Europabank.

Africa/Middle-East

The Group continued to develop its universal banking activities during 2004. Already well established in the corporate market, and particularly subsidiaries of multi-national groups, Crédit Agricole is now looking to strengthen its presence in the personal, small business and middle-market segments. This greater focus on retail customer groups, and more particularly high net worth clients, is part of the Group's overall strategy of broadening its financial services offering and diversifying its sources of revenue through electronic payment systems and payments. Despite unfavourable operating conditions in many countries and the crisis in Ivory Coast, the region delivered a satisfactory level of business and profitability.

Crédit du Maroc, in which the Group has a 51% shareholding, continues to expand its network and now has 141 branches. Since the Group reduced its holding in Attijariwafa Bank to 1.4%, Crédit du Maroc has become its spearhead in Morocco. The two banks have entered into partnership agreements in consumer finance, insurance and asset management, with a view to harnessing synergies and speeding up growth in these activities.

In Madagascar, B.N.I. has consolidated on its leading position, with 27% market share. The improved economic conditions in this country should lead to continued growth.

In Lebanon, the Group sold 42% of its shareholding in Banque Libano-Française S.A.L. and has a option to sell its remaining 9%.



Latin America

In Uruguay, Credit Uruguay Banco (formerly Banco Acac) is now a wholly-owned subsidiary of Crédit Agricole S.A. Having acquired Banco Sudameris, Credit Uruguay Banco is now Uruguay's fourth largest private bank with 11% market share (excluding state-owned banks). This change of scale, coupled with productivity gains made over the past two years, led to a recovery in results in 2004 with a positive contribution of €7 million.

In Chile, Crédit Agricole S.A. owns almost 24% of Banco del Desarrollo, a bank specialising in financing for middle-market corporates and personal customers. It continues to grow and increase its profitability, with ROE in excess of 15% in 2004.

Sustainable development

"Crédit Agricole has always adhered to principles of mutual cooperation. Relations with customers and partners are based on loyalty, trust and mutual commitment. This is how the Group secures its long-term growth."
Article 1 - Code of Conduct of the Crédit Agricole group



The word from management



"Responsibility, solidarity and proximity – values that embody the mutualist ideal – are alive and well at Crédit Agricole. The Group in the broad sense has a duty to itself to continue making these key values a priority over time: we are committed to offering our customers, our partners and our members the opportunity to work with us in order to create value over the long term. It is our duty to share this time to build a comfortable future for our children and grandchildren."

René Carron



"At the end 2004, we had nearly completed the largest bank merger ever in France. This could not have happened without the active participation and involvement of our entire staff. Our Group's configuration has undergone profound change. Our different business lines are now organised so that each one can actively participate in a meaningful development plan. This will keep our Group on the leading edge of innovation and enable us to meet the needs of a changing world."

Jean Laurent



"The vast merger that was successfully completed at Calyon has enabled us to adopt each entity's best practices in different areas. Since its inception, the Group's new corporate and investment bank – a major international operator – has been intent on showing that it is socially and environmentally responsible by making a commitment to abide by the Equator Principles applicable to project financing. In this way, Calyon is helping to make the United Nations Global Compact a part of the Group's life."

Edouard Esparbès



"Our Group has become France's largest retail bank; using our strength to promote development is our way of fully expressing our specificity. This means that we will rely on this unique partnership, and, for the Regional Banks, on our traditional mutualist spirit, to work towards people-oriented, effective mutual cooperation to strengthen our position as a profitable bank that is committed to fostering development in the regions where it operates."

Georges Pauget

Principles of action

Since its inception, Crédit Agricole has made mutualist values, which are set out in its Code of Conduct, the core of its development policy. This corporate culture fosters assimilation of the fundamental principles of sustainable development and thus brings these traditional values up to date.

2004: the new organisation

After strengthening its positions in 2003 with the acquisition of Finaref and Crédit Lyonnais in two friendly takeover bids, in 2004, the Group focused on setting up the new organisation. This encompassed all of Crédit Agricole S.A.'s business lines and a high proportion of its employees. Acting in a socially responsible manner was a core concern for the Group and a key aspect of its sustainable development policy during the year. In reorganising the functional business lines, at the beginning of 2004, the Group decided to retain and strengthen a function dedicated to sustainable development within Crédit Agricole S.A.

The aim of this function is to recommend goals, together with the resources needed to implement them and to monitor their implementation, that are consistent with the Group's values and with the commitments that it made when it signed the United Nations Global Compact in March 2003.

At the same time, the new business units took advantage of the merger of Crédit Agricole and Crédit Lyonnais business units to take over each others' best practices in many areas, including social and environmental responsibility (for example, Calyon and the Equator Principles). The rating agency Vigeo[1] duly noted these accomplishments and, on 17 September 2004, it included Crédit Agricole S.A. in the universe of the 120 companies that make up the Aspi Eurozone index.



Guidelines for 2005

In keeping with its corporate culture and organisation, for 2005, Crédit Agricole has defined guidelines for implementing decentralised, independent socially and environmentally responsible actions.

Each Regional Bank and Group subsidiary will carry out these actions, with a view of making them part of the core business. The main focuses will be:
- further to cement the bond of trust between the bank and its customers by providing support in good times and in bad, by offering useful, innovative products, for example with an environmental dimension, and by maintaining the retail banking network in rural areas while also serving as a neighbourhood bank in urban areas;
- to deploy the Fides compliance training and awareness programme;
- to step up efforts to enhance awareness of sustainable development throughout the Group and, more particularly, of the need to take social and environmental risks into account;
- to continue to provide long-term help to the needy in France and abroad, as recently illustrated by the support marshalled by many units to help victims of the December tsunami in Southeast Asia;
- to implement reporting tools, particularly environmental reporting systems.

These actions are expected further to enhance public awareness of the relevance of Crédit Agricole's sustainable development policy.

61% of French people believe that Crédit Agricole's sustainable development actions are well-founded, making the Group one of the leading banks in this area.
Source: IFOP - L'Observatoire du Développement Durable - October 2004

[1] As of 31 December 2004, Crédit Agricole Asset Management owned 3.05% of Vigeo and Crédit Lyonnais owned 1.01%.

Managing sustainable development

"Crédit Agricole companies act for the common good of the Group, respecting its decentralised structure while pursuing their own corporate goals. Each entity is guided by a spirit of mutual help and joint action."
Article 5 - Code of Conduct of the Crédit Agricole group

In 2004, the management of the social and environmental responsibility unit was strengthened, with the appointment of a three-person team responsible for steering and coordinating sustainable development actions within the Crédit Agricole group.
In addition, a Sustainable Development Committee was created. It meets quarterly and consists of the Chief Executive Officer, Deputy Chief Executive Officer, Corporate Secretary, Head of Regional Development, and Group Sustainable Development Mission Manager. The Committee agrees on the strategy to be implemented and reports on ongoing actions.

Following the recent mergers, the Sustainable Development Mission reorganised its correspondent network. All Group subsidiaries and the Crédit Agricole Regional Banks now interact directly with Mission members, to whom they disseminate the good practices adopted by their business units along with suggestions for improvement. A team of 79 staff members is now assigned to sustainable development within the business units.
This team met twice during the fourth quarter of 2004 and actively participated in drafting this Annual Report.

The Sustainable Development Mission uses the Group's in-house communication tools to raise awareness within the Group. It publishes articles in the bi-monthly En-Tête (30,000 copies printed) on a regular basis, it has created an intranet site where employees can find publications, news and reports of events related to social responsibility, and it participated in *Sustainable Development Week* (16-27 June 2004) by publishing information to educate staff on the Group's sustainable development policy in the *Daily Flash*[1].
Different business units took part in this awareness-raising effort through various initiatives. The Legal Affairs Division dedicated its 19 October seminar to corporate governance, sustainable development, and ethics. The *Fédération Nationale du Crédit Agricole* Convention, held in Tours on 25 and 26 October 2004, served as a forum where Regional Bank chairman and directors shared their experiences and exchanged information on sustainable development during two workshops dedicated to this topic. The Economic Studies Department published a document on the banking and finance sector's role in sustainable development, which was distributed throughout the Group and the Regional Banks and to certain customers.

[1] Crédit Agricole S.A.'s in-house online daily newsletter

Correspondents

Correspondents	%
Marketing - Communications	26.6%
Deputy Management, Management	21.5%
Commitment - Financial - Risk	13.9%
Organisation, Corporate Secretary	13.9%
Regional Banks Relations	13.9%
Human Resources	6.3%
Customer Relations, compliance	3.8%

Responsibility to employees

"Crédit Agricole places a premium on fostering the personal development of each staff member. Accordingly, member-companies and their employees must use and manage the Group's resources sensibly and economically."
Article 8 - Code of Conduct of the Crédit Agricole group



Human resources policy of the Crédit Agricole S.A. group

Broad consensus-building efforts between staff and management, increased internal coordination and shared good human resources practices were instrumental in structuring the new Group, which had 62,000 employees at the end of 2004[1]. HR policies, including those aimed at achieving an in-depth staff/management dialogue and actions to promote career mobility, proved to be essential to making the Crédit Agricole /Crédit Lyonnais link-up a success.

HR policies were also instrumental in sustaining and strengthening one of the cornerstones underlying the new Group, which is both 'united and decentralised'. The business units and subsidiaries instituted their own actions within the framework of policies defined by the HR line. One of HR's ongoing responsibilities is to promote and uphold the Group's highly-valued fundamental human resources principles, including non-discriminatory hiring practices, gender equality, hiring the handicapped, helping and retaining older workers, and responsiveness to employee input.

[1] Crédit Agricole S.A. group, not including the Regional Bank staff of 71,920, for a total of 133,920 employees at Crédit Agricole group (Full-time equivalents).

Social dialogue within the Group

Crédit Agricole S.A. confirmed its strong tradition of social dialogue at all levels in 2004

At the Group level, on 9 February 2004, management and staff entered into an agreement laying the groundwork for merger-related procedures for informing and consulting employee representative organisations. This was followed by an agreement signed on 17 March aiming to facilitate business transfers and to provide support to personnel for geographical mobility. The employment policy agreement of 26 March defined the internal and external mobility support measures needed to achieve the target synergies. Lastly, the Crédit Agricole group Central Works Council was reappointed under an agreement signed on 27 October.

The Joint Consultation Committee created in September 2003 stepped up its efforts throughout the year. This unique body, which brings together all business unit management and staff representatives, addressed integration-related matters in France as the projects unfolded. It explained the strategy adopted and the major financial, economic, legal, and social considerations associated with its implementation. The Committee met 13 times in 2004.

Integration-related operations also significantly influenced employee/management relations within the merged companies. Many meetings were held to provide information to and consult with the works councils on the target structures of the business units and their economic and social impact.

Some companies engaged in special negotiations to address business transfers. The implementation of a global framework applicable to all employees was achieved through adjustment agreements negotiated with the unions. These agreements were prepared up the line and were signed promptly, within three months following the employees' effective arrival date. Separately, Calyon entered into an agreement to provide subsidies for employees relocated to the Saint-Quentin-en-Yvelines site.

Geographical breakdown of headcount

As of 31 december 2004 (Full-time equivalents)


Central and Eastern Europe **5.8%**
Middle East **0.4%**
Africa **6.2%**
North America **2.2%**
South America **0.8%**
Asia – Pacific **4.1%**
Western Europe **80.4%**

Crédit Agricole S.A.'s labour relations environment was particularly eventful. Lengthy negotiations culminated in a new collective bargaining agreement applicable to all employees of companies belonging to the *Unité économique et sociale* (UES) as of 1 January 2005.
The agreement updates the employee relations framework to take into account the AFB (Association of French Banks) agreement (Crédit Lyonnais, Calyon, Sofinco), while preserving the attributes specific to Crédit Agricole S.A. The application of the new collective agreement was associated with a complete overhaul of the pay system. Discussions were also held to redefine the scope of UES Crédit Agricole S.A. so as to adjust trade union and staff representation to the Group's new organisation (withdrawal of CAAM, Uniger, and Segespar). In October 2004 these talks culminated in the signature of an agreement that defined the UES's new configuration. Furthermore, agreements on profit-sharing, part-time/ reduced working time and the time savings plan were renewed.

Group-wide staff/management negotiations also addressed matters not directly related to the merger. In November 2004, at Crédit Lyonnais, an agreement was signed by all the trade unions to arrange for withdrawal from the special work time reduction system set up in 1997 under the Robien Act in order to save 782 jobs in the back-office units. Under this unique agreement, nearly 5,000 employees were given an alternative to full-time employment (35 hours a week) by allowing them to choose from two options to work part time over four days together with a financial subsidy.

The social dialogue will continue at the same pace throughout 2005, which will be a very busy year, with the completion of integration-related operations (activation of Joint Committee to monitor equitable application of the Group Employment Agreement), and Group agreements in several areas, mainly on hiring more workers disabled, creating a European Committee, repositioning the Joint Consultation Committee, renegotiating master profit-sharing and incentive agreements, Group negotiations on group retirement plans, and setting up and coordinating a Jobs and Skills Planning and Forecasting system. Company-specific negotiations will also be conducted.
At Crédit Agricole S.A., these will cover electoral procedures for the March/April 2005 employee representative election, renewal of part-time and time savings account agreements, and professional training, among other matters.



Managing jobs and mobility

Support for employees impacted by the merger and the role of the Mobility Unit

Developing mobility was a prerequisite to the merger's success. The reorganisations and job cuts resulting from the tie-up were carried out in accordance with Management's commitments at the Group level not to lay off any employees in France, systematically to give priority to internal mobility and to dedicate all necessary economic, financial and human resources to meet these obligations.

The Crédit Agricole S.A. Mobility Unit, a special-purpose unit with an exceptionally broad scope, began operating in April 2004. It offers a unique employees relation framework, based on voluntary action and a wide array of support measures. Employees affected by integration may confidentially contact Mobility Unit advisers to obtain information on the measures proposed by the Group employment agreement and, if they wish, obtain individual help in finding another job within the Group or outside the Group. Staff members were given access to a wide variety of tools, including Group job banks, a database of upcoming vacancies created by the Mobility Unit, workshops, retraining programmes, career inventories, outplacement services, and help in starting a business, along with a personalised follow-up provided by a dedicated adviser.

During 2004, the Mobility Unit met with over 3,000 employees and conducted 8,500 interviews. 1,400 employees found a solution after consulting the Mobility Unit. The Unit has nearly 50 full-time advisers drawn from the Group's various business lines and from the consulting firm BPI. It is scheduled to discontinue its activities in March 2006, once the target synergies have been achieved.

However, since mobility is a priority for the Group's Human Resources management, the Mobility Unit will probably continue to provide the following services even after integration has been completed:
- general, up-to-date information on the Group's business activities on an ongoing basis; business line forums;
- support to employees who are making a career transition or changing jobs in-house;
- retraining programmes (e.g. for a job transfer from the head office to the marketing network);
- managing mobility committees and the Group Job Bank.

In addition to the Mobility Unit, efforts to support employees affected by the reductions in force under the terms of the Employment Agreement include early retirement incentives (from the age of 57 or even 56 for some activities), subsidised part-time working with lump-sum compensation for transitioning to part time and an allowance partially to offset the loss of income, and extended leave (sabbatical leave and full-time parental leave, with compensation based on length of leave).


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CRÉDIT AGRICOLE S.A.

Group mobility

During 2004, over 800 employees used the various mobility management facilities, including the Mobility Unit, to transfer from one Group entity to another. The Group will continue its efforts in this area over the long term. In 2005, the Job Bank (@tout.job) on the intranet will be expanded and gradually be made available to all business units, thereby providing faster, unified information channels to existing job exchanges. All HR managers and employees have access to @tout.job, where they can look at job openings in the Group and confidentially apply for them from their computer terminal.

All business lines and central functions have set up Mobility Committees. These serve as clearing houses where HR managers can fill vacancies within the Group from the pool of available employees.

All Group companies also have agreed to abide by the 'Mobility Charter' to harmonise practices. When an employee transfers from one company to another, he signs a mobility agreement guaranteeing that he retains his seniority, job classification and pay level, with an exemption from completing a trial period.

HR management: Job and Skills Planning and Forecasting

In addition to Group HR career management efforts geared to executives or high-potential managers, for the past several years, many Group entities have been conducting staff analyses – at least for managerial staff – to identify key resources and to adopt appropriate management methods for different profiles by preparing professional career paths. The process is being generalised across the Group.

Work on Group job mapping will also be conducted with a medium term view, based on the analyses carried out as part of the integration process or for individual business lines. Lastly, a number of job and skills projects will be initiated in the near future.

Looking beyond the short term in human resources management is a key focus for Crédit Agricole S.A. for 2005. It will follow in the footsteps of Crédit Lyonnais, which in July 2003 signed an agreement on job and skills planning and forecasting. This will entail:
- anticipating major trends in the Group's various business lines, based on external factors such as competition, technologies and customer expectations, and internal factors, such as strategy and reorganisation plans;
- defining whenever appropriate hiring, training, mobility and job planning policies so as to match resources to staffing needs and skills requirements on an ongoing basis.

This process will require maintaining a close dialogue between staff and management through shared diagnosis, joint planning reviews and following up on existing policies.
Since it entails planning over the three- to five-year term, the process is a real step forward in human resources management, which requires taking a long-term view.


Breakdown of active permanent employees by age
60 and over
55-59
50-54
45-49
40-44
35-39
30-34
25-29
24-20
under 20
Women
Men
6,000
4,000
2,000
0
2,000
4,000
Headcount

Training

The Group took special action in four areas: fighting corruption and money laundering; incorporating compliance in sales staff training curricula; security and safety; and application of the Equator Principles, which Calyon has adopted (see page 111).

Crédit Agricole S.A.'s training programme for 2004-2005 focuses on:
- integrating new staff (*Sésame programme*, 300 staff members in 2004);
- managerial skills development (*Perspective* curriculum, junior managers, seasoned managers);
- professional skills development (Audit, Risks, Finance, Compliance and Ethics, Human Resources, etc.);
- incorporating sustainable development into the product/service design strategy (special actions in 2004 for Agriculture and Agrifood Department staff);
- providing internal mobility support to employees (*Passerelle* career path development for assistantships);
- accommodating the workplace (office systems and language training, special actions for handicapped employees);
- helping employees to obtain diplomas or certification in view of making a career change.

Crédit Lyonnais, for example, is continuing its efforts to develop skills through professional training. Fifteen to twenty percent of Training Plan time will be dedicated to training in General Banking. This will allow staff members to resume their studies and thereby to improve their prospects for in-house promotion.
Over 2003-2004, over 1,100 employees took advantage of this strategic initiative.

In 2004, Finaref set up a process for identifying and training non-managerial staff in order to prepare them to move into junior-level supervisory jobs at its call centres. The purpose of this programme is to develop a pool of qualified managers to fill future needs and to offer career advancement opportunities to employees who show potential. The dual challenge is to cultivate staff loyalty by helping employees to advance and to capitalise on their knowledge of the business and in the field.



2004 training in France

Topics	2003 No. of hours	2003 % share	2004 No. of hours	2004 % share
Business specific training	829,150	74.9	845,337	76.9
IT, office systems, new technology	105,798	9.6	81,045	7.4
Languages	56,308	5.1	45,904	4.2
Knowledge of the Group	16,877	1.5	34,754	3.2
Management	50,793	4.6	46,579	4.2
Methodology, organisation, quality, security	26,743	2.4	21,081	1.9
Other	20,859	1.9	25,038	2.3
Total	1,106,528	100	1,099,738	100





Non-discrimination policies

An equal opportunity employer

Non-discriminatory hiring is a basic principle that is firmly rooted in the Crédit Agricole S.A.'s hiring practices. Each new personnel recruitment officer receives special written guidelines stating that the Group's Code of Conduct requires that each individual's behaviour be "governed by good faith, honesty, moral integrity, and a spirit of cooperation, stringency and professionalism".

The hiring process

These provisions naturally apply to the hiring process and are set out in detail in the personnel recruitment officer's job description.
The evaluation process is designed to gather the information needed to make a decision about a job applicant and, more generally, to determine whether the applicant fits the job requirements. It includes industrial psychology tests, a personality inventory and an interview with a psychologist who works for a consultancy firm not affiliated with the Group and who has the requisite qualifications and expertise to provide this type of service. The personnel officer draws up an independent assessment of the applicant and provides a reasoned explanation of the factors underlying his final recommendation. The review must cover certain points, such as the applicant's potential, personality, motivation, and ambitions. It may also provide useful inside by giving a general impression, as long as no reference is made to any personal or physical characteristics. All personnel officers receive the same training in interviewing tools and techniques to be used in assessing this set of factors.

Gender equality in the workplace

On 10 July 2003, Crédit Lyonnais signed a company-wide agreement on gender equality with four of the five trade unions represented in the company, reflecting its commitment to provide equal opportunity for men and women.

Under the terms of this agreement, the Job Equality Observatory held its first meeting in 2004. This equal rights organisation reviewed all indicators used to measure the results of the company's policy in four main areas – hiring, training, compensation, and career advancement.

The review showed that the number of women promoted, particularly at the higher echelons, had continued to rise, and that the percentage of female managers had increased. This was due to women moving into managerial positions at an earlier age and to the fact that more women are being hired because the percentage of women receiving higher education has risen. In addition, while women account for a relatively high proportion of workers in certain technician jobs, they are now rapidly moving into jobs that were not previously as available to them, such as corporate account manager, investment adviser or sales outlet manager. Lastly, analyses of men's and women's pay showed that the gap was very small (approximately 2%-3%) and was due mainly to differences in length of service. These analyses clearly show the impact of the company's recurrent efforts to achieve job equality for men and women. Significant progress has already been made in this area, despite the influence of the past, and these efforts will be stepped up in 2005, thus reflecting the Company's strong commitment to gender equality.



Integrating handicapped workers

In 2004, Crédit Agricole S.A. entered into its second company-wide agreement. Crédit Lyonnais' third agreement with AGEFIPH, the French agency responsible for facilitating the employment and retention of workers with disabilities, will expire at the end of 2004, and Finaref is extending its company-wide agreement based on the creation of a call centre in partnership with a protected-sector company.

Crédit Agricole S.A. is also negotiating a Group-wide agreement that will encompass all Group companies in 2005 except Finaref, which will develop its own company-wide agreement. This is part of the Group's general policy of assuming its responsibility to society and promoting sustainable development for around 1,700 employees who are classified as handicapped (ie 4% of the reference staff).
The Group-wide agreement will mainly include:
- efforts to hire people covered by the law of 10 July 1987 on the employment of handicapped and other disadvantaged workers, mainly through partnerships with special-purpose organisations, associations, training centres, and universities;
- measures to retain workers with disabilities, such as adapting workstations and improving working conditions; training; personalised support;
- developing relationships with companies in the protected sector (protected workshops and work-assistance centres);
- raising awareness among all employees, which is vital to the success of a real policy of integration.

Finaref intends to meet its legal obligations gradually to integrate handicapped workers over the long term by continuing to invest funds earmarked for this purpose in an expanded recruitment and subcontracting programme.
Finaref has made the following commitments for the period 2004-2006:
- to capitalise on know-how acquired during the first agreement, i.e. a successful partnership with Afeji and an Afeji-Finaref platform where the handicapped receive training that will enable them to work for Finaref either directly or through subcontractors;
- to step up efforts to hire and assimilate handicapped workers recruited via direct employment organisations such as ANPE, AFPA or CAP EMPLOI or from protected workshops;
- to increase and expand the supply of services provided through the centre;
- to develop integration of handicapped workers to fill in on an as-needed basis (reception staff during the summer, back-office jobs during overload periods, etc.).





Policy in favour of older workers

For the past several years, Crédit Lyonnais has applied a special policy that gives priority to employees over age 45, who make up 58% of the total staff, and those who cannot or do not want to opt for early retirement. The aim of this policy is to offer these employees real job and career development prospects through management, training and any necessary retraining and adjustment actions.
The Company systematically conducts in-depth management interviews *(Rendez-vous Carrière)* for employees aged 45 to 48. Now that the retirement age has increased, these people have only half or two-thirds of their career behind them. Staff members between the ages of 49 and 52 may also take advantage of these interviews.

The interviews are designed to achieve several goals: to make the most of employees' experience and to motivate them during the second half of their career, to ensure that the personnel pool is a large enough to meet medium-term staffing needs, and, more generally, to make each individual more employable.
Substantial resources have been dedicated to implementing this policy, which was initiated at the end of 2002. For example, all human resources managers attend a three-day training programme on how to conduct these special interviews (two days in the classroom followed by one day of practical training).

At the end of 2004, nearly 3,000 *Rendez-vous Carrière* had been conducted. Following these interviews, nearly 300 employees took new jobs in a field that was a potential career path.
Employees are actively participating in *Rendez-vous Carrière* and, on the whole, the programme is showing positive results.
In addition to these interviews, the agreement of 12 December 2001 contains special provisions for older employees, including training (especially for those over age 45), geographical mobility and compensation.

In 2005, Crédit Agricole S.A. will work with the trade unions to institute a similar policy for older employees at the Group level.



Pay policy

Group compensation policy

Each subsidiary defines its own policy within the guidelines established by the Group HR Division and that are extended to each business line. The Group HR Division also plays a role in disseminating and promoting best practices.

This function entails coordinating or conducting cross-functional studies on compensation, promoting common principles relating to pay policy by providing guidelines for general and individual measurements, mainly in annual salary negotiations, and participating in special projects such as instituting or reviewing individual variable compensation at the business units' request.

The Group's pay policy is part of a global view of compensation, which includes a fixed component and a variable component:
- the fixed component, which is the base salary plus, in some cases, a fixed bonus for certain skills, remunerates the employee's responsibility level and job performance;
- an individual variable component, which rewards individual performance in terms of meeting goals;
- a collective incentive scheme, associated with the business unit's achieving certain results.

Collective incentive schemes

Almost all Crédit Agricole S.A. group business units in France have a profit-sharing agreement and an incentive scheme, which give employees the opportunity to share in the results and growth of their business units.
The largest subsidiaries have their own agreements defining the calculation rules. Crédit Agricole S.A., together with some of its subsidiaries, has adopted an original two-tier collective incentive scheme:
- the first remunerates employees on the basis of a common group measurement, ROE (Return on Equity);
- the second, which is specific to each entity, is based on measurements specific to the business unit's activities.



Collective incentive schemes in 2004

	Total amount	Number of beneficiaries	Average amount
Profit-sharing[1]	**€52,449,808**	**13,945**	**€3,761**
Incentive scheme[1]	**€69,494,299**	**49,744**	**€1,397**
Employee savings plan top-up	**€53,670,829**	**33,544**	**€1,600**

93% of business scope in France

(1) Amount paid in 2004 in respect of 2003.

Employee savings plans

Most Crédit Agricole S.A. group employees belong to plans that allow them to build up savings in the form of securities under fiscally and financially advantageous conditions. As of 31 December 2004, the value of Group employee savings plans totalled €1.5 billion (€2.9 billion for the whole Crédit Agricole group).

Employee share ownership is a large component of employee savings. At 31 December 2004, Crédit Agricole S.A. employees (including Regional Bank employees) owned 4.5% of the Group's share capital, through mutual funds in France or, for staff members working abroad, directly.

In 2004, Crédit Agricole S.A., which has strong commitment to developing attractive compensation systems, reviewed implementation of the schemes created under the Fillon Act and designed to enable employees to build up retirement savings.

In addition to the benefits provided under collective agreements, all Group business units offer provident schemes (death/disability and loss of time cover) and healthcare plans that are topped up by the employer. In 2004, while implementing integration-related changes and business transfers, the Group undertook a project systematically to harmonise cover within the Group, for example within the Asset Management business line.

Likewise, whenever there is a transfer or change in status, special attention is paid to employees on therapeutic part-time work or partial disability, in order to maintain the same level of benefits or even to improve it.



Responsiveness to employees and satisfaction surveys

Integration-related surveys and communication

Crédit Agricole S.A. set up special-purpose tools to allow it to receive and respond employee input during the merger period. From September 2003 to April 2004, four surveys were conducted on a population of 2,400 managers and participants in the task forces that were created as part of the integration process. These surveys measured how well the process was understood as well as managers' state of mind during various stages of the work.

At the same time, certain companies or business lines decided to undertake more targeted surveys. For example, during the months that followed the Sofinco-Finalion merger, Sofinco decided to conduct a survey to determine how the employees of both entities perceived the challenges of integration.

In addition, many guides and brochures were published and distributed at local briefings to explain to employees the changes affecting their day-to-day working environment, such as changes in status, transfer of employment agreement, new collective agreement, and office relocation.

These information exchanges, which were conducted by the Human Resources business line, provided more personalised support to employees facing changes in their job situation. The merger forum on the intranet, designed to answer employees questions directly, remained in operation until September 2004.

Ad hoc surveys

Satisfaction surveys of target populations were also conducted in 2004 and more are scheduled in 2005. Topics include surveys of available tools and in-house publications (system for applying for leave online over the intranet at Crédit Lyonnais, upcoming survey on use of the Group's online job bank, reader surveys of Group HR Department publications).

Certain subsidiaries also conduct employee surveys. Pacifica has carried out a survey every two to three years and the last one was completed in 2004. And at the end of 2003, Eurofactor set up a system for measuring employee satisfaction.

Please refer to the section entitled "Information on Employees and Environmental Matters" in the shelf-registration document for further information on human resources data as of 31 December 2004.



Human resources policy of the Regional Banks

Staff

The Regional Banks are staffed by 66,775 permanent employees (full-time equivalents). Over the past four years, they have hired 16,500 new employees, most of them recruited in the regional job market (local market). Of these, two-thirds were women and four-fifths were recent graduates.

Training

The Regional Banks spend just over 6% of their payroll on training. They invest particularly heavily in work-study programs, with a total of 1,470 contracts in 2004 (1,020 apprentices, 250 adjustment agreements and 200 qualification contracts).

New, young employees and all Regional Bank staff receive most of their training from the Group's training institute, IFCAM. Over 2004-2005, just over 17,000 staff members were registered with the training programmes leading to a diploma offered by CETCA (Crédit Agricole Technical Education Centre).

These programmes culminate in three diplomas:
- CS-CAM (Crédit Agricole Speciality Certificate: First Degree, Level V), designed mainly for new employees and for staff members who are seeking a career change;
- Insurance Banking Bachelor's degree (Baccalaureate +3 years, Level II) delivered by CNAM, with two specialisations: Marketing Consultant and Banking and Insurance Manager for the functional business lines;
- Banking Finance Master's degree (Baccalaureate +5 years, Level I) delivered by CNAM, with a 'Specialised Customer Account Management' option.

All employees may opt to take any of the proposed modules individually.





Social dialogue

The Regional Banks engage in social dialogue at two levels: locally, within each entity, to provide solutions to employees at the grass-roots level, and nationally, via the *Fédération Nationale du Crédit Agricole* (FNCA), which is empowered by the Regional Banks to conduct the social dialogue on their behalf and to help build a uniform framework.

The National Collective Bargaining Agreement applies to all Regional Bank employees. It defines the overall employee relation framework for addressing issues related to compensation, employment, working conditions and work time, among other things. This framework comprises a job management system that uses highly sophisticated tools and also provides support in job and skills planning and forecasting for the Regional Banks.

At the national level, social dialogue is conducted through several bodies consisting of representatives appointed by Regional Bank employer representatives and trade unions:
- the national negotiating commission, which reviews and negotiates changes to the Crédit Agricole collective bargaining agreement, salaries and all industry-wide agreements, mainly those relating to professional training, work time, training under work-study programmes and apprenticeships;
- the technical commission;
- the national employment and professional training commission, which serves as a job and training observatory;
- the plenary joint action commission.

In 2004, these commissions were instrumental in concluding six industry-wide agreements:
- a human resources management agreement designed to provide professional development opportunities for employees over their entire career;
- an agreement on tutoring missions and resources designed to promote knowledge transfers, through work-study programs and other means;
- a wage agreement;
- an agreement on gender equality in the workplace, reiterating the principles of 'equal opportunities for equal skills' in hiring, training, pay, and career development. It aims to raise the awareness of all parties in the company to ensure that these practices will remain consistent with ambitions over the long term. It also institutes measures designed to minimise the impact of extended leave on careers by offering employees opportunities to get training and information while on leave, arranging for interviews before and after the extended leave period, and providing support after returning to work;
- an agreement on apprentice-ship and work-study programme financing;
- an agreement on the Central Works Council.



Corporate governance and compliance

"Each director and employee must conform to the duty of confidentiality, and will not improperly divulge or use confidential information, whether for their own benefit or for that of others. They will fulfil their duties without taking personal considerations into account."

Article 4 - Code of Conduct of the Crédit Agricole group



Crédit Agricole S.A. corporate governance

The Crédit Agricole Regional Banks (cooperative entities under private law) took Crédit Agricole S.A. public in 2001 because they wanted to embrace the market and give investors an opportunity to participate in the Group's long-term expansion. Since its inception, Crédit Agricole S.A., which is majority-controlled by the Regional Banks via SAS Rue La Boétie, has continued to develop its own corporate governance system, drawing upon the legacy of the mutualist values that for many years have been put in practice by the entities that form the Crédit Agricole group.

Corporate governance: a longstanding, natural practice

The practice of corporate governance at Crédit Agricole is inseparable from the ambition that guided the actions of the first cooperative bank founders: to offer people an original financing structure that closely matches their needs and concerns, and to enable them to become long-term partners in a structure build on the values of proximity, responsibility and solidarity.

Over the past century, this ambition and these shared values have underpinned the development of the Local credit cooperative and Regional Banks, with an ongoing concern for adapting their rules of operation and action by making transparency and effectiveness a priority.

The corporate governance principles and rules adopted by Crédit Agricole S.A. are a natural extension of the values and practices that have inspired the actions of all companies within the Group.
Their key points are the following:
- a significant involvement by the Directors in the Group's corporate life and in overseeing its operations, as illustrated by the frequency of Board and Committee meetings and by the Directors' high level of attendance at these meetings;
- an ongoing commitment to achieve an open, even balance of power in the organisation and in the composition of management bodies, as reflected for example by the separation of powers between the Chairman and Chief Executive since the Group's inception and by the fact that outside directors, personnel representatives and farm industry representatives sit on the Crédit Agricole S.A. Board;
- a concern for allowing each individual effectively to perform his duties by promoting quality of dialogue and transparency of information within the Board.

The various Directors' Committees of Crédit Agricole S.A. and its major subsidiaries contribute to this goal. In the same spirit, Crédit Agricole S.A.'s decentralised organisation helps to ensure that decisions by the Boards of the different subsidiaries are made at a more local level, while applying certain common rules at the Group level to ensure that the information is consistent and transparent.

Further progress in 2004

In keeping with its commitment to improve its governance system on an ongoing basis, during 2004, Crédit Agricole S.A. took action to implement several facets of reviews that were initiated during previous years:
- it created a Strategy Committee, which met three times in 2004;
- it updated the Board of Directors' rules of procedure;
- it decided to create an Appointments and Corporate Governance Committee, to be chaired by an independent director. The Committee's role will be to ensure that the rules of governance are applied and to make recommendations to the Board. More specifically, it will be responsible for conducting an assessment of the Board's work in 2005.



Please refer to the section entitled "Corporate Governance and Internal Control" in the shelf-registration document for further information on corporate governance.

Retail shareholders: a close relationship

> "The Crédit Agricole group is committed to communicating openly with stakeholders and customers. All member-companies and their employees are responsible for upholding the Group's reputation and projecting its corporate image and brands."
>
> Article 6 - Code of Conduct of the Crédit Agricole group

Crédit Agricole S.A. has 1.8 million retail shareholders, more than any other listed french company. It aims to maintain a relationship of trust with these investors, underpinned by two fundamentals: proximity and recognition.

Immediately upon its flotation on the stock market in December 2001, Crédit Agricole S.A. set up a system for maintaining ongoing communications with all of its retail shareholders, based on a freephone number and a website that provides financial and investor information.

Ongoing communication

By calling the freephone number (0 800 000 777), shareholders can contact a Shareholder Relations staff member from 9:00 a.m. until 7:00 p.m. from Monday to Friday. They can also obtain a variety of information, including real-time share price quotes, news, Club News, and the schedule of meetings, by dialling into a voice server that operates around the clock. In 2004, this service was enhanced with the creation of a weekly economic news feature written by Crédit Agricole S.A. specialists. In 2004, over 114,000 calls were received and 7,600 callers spoke to a staff member.

Second prize for best retail shareholder relations

For the second year running, Crédit Agricole S.A. won the second prize for retail shareholder relations awarded to major French companies by *La Vie Financière* magazine. These awards are designed to assess the effectiveness of communications between listed companies and their retail shareholders, based on criteria such as speed, reliability and user-friendliness. Crédit Agricole S.A. also won recognition from *Journal des Finances*, which ranked it among its "Top 5" CAC40 companies for outstanding retail shareholder relations.

The www.credit-agricole-sa.fr website, which carries comprehensive financial information on Crédit Agricole S.A., has been improved to make it easier to navigate and to access documents. In January 2005, a new version of the Shareholder Pages was completed and brought on line.

The Shareholders' Club

In June 2002, Crédit Agricole S.A. created a Shareholders' Club to forge closer ties with its shareholders and provide a forum for exchanging information and views. The Club is open to holders of just 50 bearer shares or one registered share. It now has over 125,000 members. The Crédit Agricole S.A. Shareholders' Club aims to be both informative and educational.

It helps members to learn more about the company, its organisation and its businesses, to familiarise themselves with the workings of the stock market, and it offers economic analyses. Members can also participate in sports or cultural events sponsored by Crédit Agricole.

Club members receive a quarterly Shareholders' Newsletter and, on request, the Shareholder's Guide, which is updated on a regular basis. The Newsletter gives publication dates for documents such as the annual report and its abridged version and a calendar of financial information showing the dates when results are to be released or on how to attend the Annual General Meeting. All shareholders may access these documents by visiting the website or by calling the freephone number.



A full schedule of meetings and events

Shareholders also are invited to attend a wide variety of meetings and events in Paris and in the provinces, some of which are open only to Club members. These include stock market training sessions organised in association with IFCAM, the Crédit Agricole group's business school, conferences on the state of the economy given by Crédit Agricole S.A.'s economists, presentations on more specific topics such as estate inheritance or gifts, given by the Group's private banking specialists, and visits to the Group's premises, particularly its dealing rooms. In 2004, as in previous years, Crédit Agricole S.A. participated in Actionaria, a trade fair held on 19 and 20 November in Paris.

In 2004, the Group focused on developing new topics of interest to retail shareholders, such as retirement planning, warrants or changes in the Budget Act. Crédit Agricole S.A. also held more events in the provinces, where it jointly organised seven meetings with the Regional Banks between June 2004 and January 2005. Two briefings on the Group and its strategy, held in Lille and Toulouse, gave over 1,200 shareholders the opportunity to talk to the top management of Crédit Agricole S.A.
Five other meetings addressing topical issues took place in Nice, Orleans, Montpellier, Toulon, and Manosque.

Annual General Meeting in Lyon, 18 May 2005

Crédit Agricole is a decentralised group and staying close to its shareholders is one of its founding principles. In an effort to reach out to its entire base of individual shareholders, 87% of whom live outside the Paris area, Crédit Agricole S.A. has decided to hold its next annual meeting in another city. This is an exceptional initiative for a listed company. The meeting will take place in Lyon, France's second largest city and the historical seat of Crédit Lyonnais, on 18 May 2005.

The retail shareholders' Consultative Committee

Created in the summer of 2003, the committee continued to fulfil its mission, which is to help improve communications between the company and its retail shareholders by contributing to a better understanding of their expectations and to ongoing improvements in all communication channels and in financial reporting. The Committee comprises 13 shareholders from across France who are representative of Crédit Agricole S.A.'s retail shareholder base. It met three times in 2004. Two of these meetings were dedicated to written information channels i.e. the Shareholders' Newsletter, and the Annual Report together with the abridged version of the Annual Report intended mainly for retail investors.
A third meeting held after the Annual Meeting focused on assessing the Committee's work at the end of its first year of existence and on an analysis of the AGM. Committee members are appointed for a term of four years, which is renewable once. The terms of the first members will come up for renewal in mid-2005.
At that time, a call for candidates will be issued via the Shareholders' Club's various information channels.



Members of the Consultative Committee

Front row:
Francisco Cruz
Pierre Laguilhon
Anne-Marie Martin
Martine Fouache
René Carron, Chairman
Evelyne Guilhem
Bernard Leseur
Didier Lignon
Christophe Féral

Back row:
Jean-Claude Bonetti
Jean Beaujouan
Roger Chinaud
Michel Maréchal
Alexandre Essayan

Institutional investors

In 2004, the dominant issue for the Institutional Investor Relations team was the Crédit Agricole S.A. - Crédit Lyonnais link-up and the resulting mergers and asset transfers. The team dedicated a substantial share of its work to presenting the integration model, synergy targets, and ways to meet them.

The team's financial information strategy was designed to broaden the geographical diversity of its institutional investor base and the distribution of financial information to existing institutional shareholders through a variety of channels, such as roadshows, conferences, visit of groups of investors, and meetings with analysts or investors at Crédit Agricole S.A., to promote widespread dissemination of public information to the market.

The team organised roadshows, in Japan and Australia for the first time. It held four in the United States (including the West Coast and Chicago), and two in Canada. It also made presentations at least every six months in all the major European marketplaces.

Crédit Agricole S.A. participated in several major international conferences aimed at institutional investors, held in France and in other countries. These addressed general topics or more specific themes, such as retail banking in France or bancassurance. With the help of the Regional Banks, Crédit Agricole S.A. arranged for institutional investors and financial analysts to travel to meetings hosted by certain Regional Banks (Centre-Est, Brie, Paris et Ile de France, Aquitaine, Alpes-Provence, Touraine-Poitou).

1st prize for the European bank that has made the most progress in institutional investor relations

In May 2004, Institutional Investor magazine ranked Crédit Agricole S.A.'s Institutional Investor Relations team as the European bank team that showed the most improvement. This award is based on an in-depth survey of major European institutional investors and institutional investors outside Europe that also have bases in Europe.

This gave investors and analysts an opportunity to gain awareness of the strength of the Regional Banks' business franchise and fundamentals, the solidity of their base in their markets, and, lastly, the organic and strategic unity of the Crédit Agricole Group as a whole.

The efforts initiated in 2004, which are to be continued in 2005, have contributed significantly to increasing the market's familiarity with Crédit Agricole S.A., its organisation and its workings.



Compliance, security, and safety

Fides: launching a reinforced compliance programme

> "Employees have a duty to know the rules and regulations governing their activities and to implement them responsibly. Any employee can, where necessary, draw on the Group's skills and experience in this regard."
>
> Article 7 - Code of Conduct of the Crédit Agricole group

The Crédit Agricole S.A. group's compliance programme, called Fides, rests on three pillars: an organisation based on a Compliance Management Committee, a manual of procedures and an awareness-raising and training plan.

Fides is a Latin word that covers all ideas relating to trust. The programme is designed to reiterate certain values contained in the Group's code of conduct while taking into account all key parties involved – customers, investors, regulators, employees, and the company, and to achieve this by ensuring strict compliance with laws and regulations applying to the Group's business operations, professional standards and practices, and internal instructions and codes of conduct.

The organisation is based on the three functions (Compliance, Legal and Financial Security) that make up the compliance system, and a Compliance Management Committee, whose work is regularly reported to the Audit and Risks Committee of Crédit Agricole S.A.'s Board of Directors. This committee is chaired by Crédit Agricole S.A.'s Corporate Secretary. It ensures the deployment and implementation of the compliance programme and makes the necessary decisions, both for the prevention of compliance risk and the correction of any dysfunctions.

The manual of procedures consists of a series of procedural memos disseminated within the Group on 2 July 2004. These memos were then adopted by all Crédit Agricole S.A. entities, which adapted them to their own operating environments. These procedures aim to:

- set out the operating methods of the three compliance functions and ensure their co-ordination;
- reiterate the principles and operating procedures that must be followed as regards both customer activities (Know Your Customer, new product launches etc.) and investment and divestment transactions affecting the capital of Crédit Agricole S.A.;
- organise the system for reporting dysfunctions and establish reliable audit trails.

The awareness-raising and training plan is intended to enable staff to:

- become fully acquainted with the entire compliance system, in terms of its issues, concepts, directives and procedures;
- adopt the appropriate responses to working situations;
- develop new practices.

This training effort will continue throughout 2005, and will involve around 50,000 staff. Interactive training techniques are being used. There are 11 modules covering each of the major business lines and illustrating, through videos, everyday situations raising compliance issues. This training will be backed up by the distribution of a brochure containing press articles and cartoons.


Fides
Renforçons ensemble la confiance

Crédit Lyonnais is of course a part of the Fides programme and is now conducting an in-depth review of its code of conduct to bring it into line with the Group's. During the year, Crédit Lyonnais also renewed its ISO 9001 certification of its internal control self-assessment system and signed a charter governing relations between the Customer Relations Division and the Compliance Division.

In 2004, Sofinco adopted a charter that was distributed to all employees with a cover letter from the Chairman designed to raise awareness of the importance of compliance. Lastly, Predica created a Compliance Division that reports directly to general management. This Division is responsible for developing an Insurance focus dealing with principles associated with products and customer relations, in addition to those set forth by the Group's Compliance business line. It reviews legal rules with an ethics connotation, such as patient's rights to confidentiality, special procedures for policyholders presenting aggravated health risks, etc.

This process is also underway at Calyon, where the number of employees working in Compliance has risen from 176 to 235 in one year and will be increased to 254 in 2005. The staff assigned to the Corporate Secretary alone more than doubled from 12 to 25. The Calyon Risk Management and Control Department acts as a filter for identifying transactions that are likely to raise a compliance problem and has a duty to warn the Compliance Department.

During a meeting held by the Department to raise staff awareness, the primary emphasis was placed on 'Know Your Customer' and detecting complex transactions.
In the asset management business, where compliance is a core concern, the database containing reports on employees' personal transactions set up by CAAM in 2002 is being deployed across the entire business line.

Protecting personal safety

Crédit Agricole S.A. is responsible for the physical safety of its employees and customers. It has undertaken to define the relevant procedures within the Group Safety Committee, which is supervised by an Executive Committee member and comprises representatives from Internal Control, the Risks Department and the Corporate Secretary's office. A set of procedures was issued in November 2004 and a directive entitled Organisation and governance of safety within Crédit Agricole S.A. is now available from the Corporate Secretary's office.

This directive, which is based partly on the Safety of Property and People aspect, lists the responsibilities of each party, sets up the attendant reporting system and defines the workings and missions of the Group Safety Committee. On 2 June 2004, Crédit Agricole S.A. received the French National Fire-fighting Equipment Federation's Fire Safety Award in recognition of the high quality of the safety system it has installed in 24 buildings with a total floor area of 297,000 square metres in Paris and the greater Paris area.

Lastly, in keeping with its responsibilities, when the events in Ivory Coast broke out last autumn, the Group reacted quickly to protect the safety of its expatriate employees by repatriating them or temporarily evacuating them to neighbouring countries.



Financial security

During 2004, the money-laundering prevention system was significantly strengthened with the institution of a 'Financial Security' business line consisting of a Group Central Unit, whose staff was increased from two to eight, and a network of officers in all Group business units.
The main business units' existing money-laundering prevention procedures were reviewed. Each unit's best practices, particularly in the Know Your Customer area, were extracted and generalised throughout Crédit Agricole S.A. and its subsidiaries.
While the Crédit Agricole Regional Banks are independent, as the Crédit Agricole network's central body, Crédit Agricole S.A. is responsible for overseeing internal control. This entails leading and coordinating money-laundering prevention and anti-corruption actions throughout the network.

The Group and its subsidiaries also work with professional associations that are active in this area. For example, since June 2001, Predica has chaired the French Insurance Company Federation's Anti-Money Laundering Commission.

Financial security training programmes were instituted in 2004 and will continue across the Crédit Agricole S.A. group in 2005. These are primarily aimed at employees who are most directly concerned by financial security, i.e. those who work in customer relations, capital market activities, back-office operations. They also involve the Crédit Agricole Regional Banks.

One of the goals for 2005 is to achieve uniform financial security reporting within the business line by compiling data such as the number of new accounts approved and rejected by Financial Security, the number of suspected money-laundering reports, the number of officers in full-time equivalents, etc.

During the first half of 2004, the Africa Region Department focused on two compliance-related issues with respect to Board of Directors which include representatives of the local governments: providing information on and enhancing awareness of the subsidiaries' anti-money laundering system and reviewing the text of an undertaking to fight corruption by the subsidiaries.

Crédit Agricole's compliance obligations also encompass fighting corruption and promoting transparency in the countries where it is active. Created in 2004, Crédit Agricole S.A.'s Strategy and Development Division provides support in the international development decision-making process.
In choosing countries where the Group may decide to invest, it looks at indicators reflecting outside organisations' opinions on the transparency of these countries' activities, in addition to economic, financial health and local market indicators.
The Strategy Division consistently monitors the Transparency Index, which ranks countries based on perceived level of corruption, and the Opacity Index, which assigns risks scores to a given country based on several dimensions (corruption, legal and regulatory aspects, governance).

Please refer to the section entitled "Corporate Governance and Internal Control" in the shelf-registration document for further information .

45,575 employees have attended money-laundering prevention and terrorism financing training programs.
(As of 31/12/2004; perimeter: Banking Branch of Credit Agricole group)



Customers: building a lasting relationship of trust

"Crédit Agricole employees apply their skills to provide the highest possible standards of service. They are attentive to customers' needs and respond thoroughly to their expectations, while exercising the care and attention appropriate to the Group's business activities."
Article 2 - Code of Conduct of the Crédit Agricole group

"All customers are treated with equal consideration. They receive unbiased information, clear explanations and straightforward advice."
Article 3 - Code of Conduct of the Crédit Agricole group







Enhancing the quality of customer relations

The quality of customer relations, responsiveness to new customer expectations, especially in the area of socially responsible investment, incorporating environmental and social considerations in lending decisions, and exercising responsibility as a shareholder all have an economic impact on the bank's sustainable development

During 2004, as part of the integration process, the Group and the Regional Banks made customer satisfaction one of their main priorities. Maintaining and strengthening the relationship of trust - a fundamental value in the Crédit Agricole's relationship with its partners - is a key consideration.

Knowing customers and listening to them

The Group continued to monitor customer satisfaction in 2004 through surveys conducted independently by each subsidiary or coordinated and supervised by Crédit Agricole S.A., for example on behalf of the Regional Banks. The Group uses the results of these surveys to make any necessary improvements and to raise employee awareness of changes that need to be made. Complaint handling and access to mediation are part of the bond of trust between the Group and its customers.

For the past several years, the Crédit Agricole Regional Banks and the Crédit Lyonnais retail banking network have been monitoring customer satisfaction on an ongoing basis. Each branch network has developed its own set of indicators and uses different methodologies.

The results of these surveys, which are not comparable between the networks, allow the banks to track customer satisfaction trends over time.

Crédit Agricole instituted a customer satisfaction monitoring system in 1987. Every two years, it conducts surveys of individuals, farmers, businesses, and local authorities on behalf of the Regional Banks. The 2004 surveys of individuals showed that 85% of customers were satisfied or very satisfied. At the 39th Congress of the *Fédération Nationale du Crédit Agricole* in October 2004, Crédit Agricole set a target to increase its customer satisfaction rate to 90% by 2010. It has already reached this goal in the commercial segment: at the beginning of 2004, 91% of the Regional Banks' business customers said they were satisfied or very satisfied with their services. Each Regional Bank can determine the satisfaction rate of its individual, professional, farmer or business customers at the branch level on a regular basis, via standardised quality tests. It can also further investigate the 'individual customer relationship' aspect, which accounts for over 60% of the satisfaction level, via a special *Météo Régionale* survey. In 2004, over 300,000 customers were surveyed.


CRÉDIT AGRICOLE
ASSET MANAGEMENT
CREDIT LYONNAIS
SOFINCO
PACIFICA
ASSURANCES DOMMAGES
PREDICA
ASSURANCES DE PERSONNES

Crédit Lyonnais has retained its own methodology for measuring individual customer satisfaction, especially in the most sensitive segment – seniors – and for the new distribution channels (call centres and websites). The September 2004 ratings shows that satisfaction was a bit higher than in the previous year: 90.5% of Crédit Lyonnais customers said they were satisfied; 90.1% want to continue or expand their relationship with their advisor; 80.3% said they were prepared to recommend their branch. Crédit Lyonnais also has a Commercial Customer satisfaction indicator, used to develop action plans needed to close any gaps. In April 2004, the overall satisfaction level was high in all business lines and customer categories, with more than eight out of every ten customers saying they were satisfied or very satisfied.

The annual customer survey programme conducted by Crédit Agricole Asset Management (CAAM) encompasses 10 indicators and 15 specific surveys of French and international customers. Pacifica uses an outside polling firm to conduct an annual survey of policyholders who have filed claims in the Auto, Household Comprehensive and Farm insurance segments, and for a bi-yearly survey of Health and Legal Protection insurance claims. The Claims and Products Departments analyse the results, which serve as a basis for improving management processes or product content. Overall customer satisfaction is one of the criteria used to determine employee incentive-based compensation.

In addition to satisfaction surveys, Crédit Agricole uses other tools to enhance the quality of customer services. It identifies customer expectations through direct contact with trade association representatives and reinforced Know Your Customer (KYC) and similar policies, which are reviewed during Fides training (p. 101). In Private Banking, the key KYC consideration is applied at the very inception of the relationship, when a report containing a detailed customer profile is drawn up. In addition to ascertaining the customer's integrity and the origin of his funds, the report aims to determine and lay out his intentions and goals so that the account manager can offer the customer the products best suited to his profile.

During the merger process, CAAM ensured that at least 80% of its direct customers (institutional and corporate investors) retained the same account representative.

Complaint monitoring and response system

Each Crédit Agricole group business unit has its own organisation for handling customer complaints and requests for information.

Eighty-eight percent of the Regional Banks have set up a customer quality department to handle complaints. Information on where to send complaints is provided on bank statements and in marketing brochures. In addition, nearly half the Regional Banks have set up a phone number that gives access to the customer quality department. Lastly, as part of the marketing action plan, a 'complaint handling' project has been initiated to promote the exchange of best practices among the Regional Banks. The goal is further to improve customer satisfaction for all the banks and to consolidate complaints over an enlarged scope. All the Regional Banks now have an ombudsman, as required by the Murcef Act. Some of them have opted to share an ombudsman with several other Regional Banks, others have decided to accept an ombudsman appointed by the French Banking Federation.

At Crédit Lyonnais, the number of complaints forwarded to the ombudsman edged down in 2004 after rising sharply in 2003. In accordance with the Charter, complaints are sent to the Customer Relations Department, which is ISO 9001-certified, for tentative settlement before they are referred to the ombudsman. Between January and December 2004, the ombudsman made recommendations on 50 cases, many of them in connection with securities and loans.

In the Insurance business line, Pacifica offers its customers several channels for filing complaints, which go first to the Regional Banks and Claims Management Units initially, then to the Consumer Affairs Department, whose address appears on documents sent to customers, and, as a last resort, to the French Insurance Company Federation (FFSA) ombudsman. The number of complaints received from Pacifica customers has declined steadily from 539 in 2002 to 515 in 2003 and 464 in 2004. Most of these are handled during the initial stages, and fewer than five complaints were referred to the ombudsman during the past year.

The quest for quality: a shared goal

Approach

The former Crédit Lyonnais Quality Institute has been integrated into the central functions of the Crédit Agricole group with a view to developing quality-based management practices. It comprises three staff members whose role is to promote exchanges of experience and best practices internally and to provide advice and assistance in quality-based management to the business units and subsidiaries.

The Quality Institute is underpinned by a network of 55 Quality Coordinators who are appointed by Group business unit managers. The approach aims to achieve three key goals within each unit: customer satisfaction, development of a quality-oriented culture among employees, and lasting improvements in performance.

IFCAM, the Crédit Agricole training institute, continues to run the quality function for the Regional Banks through the Quality Club created in 1985. Thirty-three Regional Banks and eight Group business units belong to the Club. The participants, who share a common concern for improving quality of service as perceived by the customer within their company, share their experience and good practices, pool their efforts and jointly examine innovative quality approaches





The results: standards and certifications

Following the July 2004 merger of CAAM and CLAM, both certified to GIPS (Global Investment Performance Standards) Crédit Agricole Asset Management decided to secure certification of compliance with these international standards for an enlarged scope covering CAAM Paris, London, Hong Kong, Singapore, Tokyo, CA-AIPG and I.DE.A.M. The certification will cover a track record of performance for the 10 years ended 31 December 2004.

The Group has now obtained 26 ISO 9001 certifications for a wide variety of business activities in France and in other countries. It secured three new certifications in 2004 in the following areas:
- Crédit Lyonnais: Corporate Payment Systems Processing in France;
- Crédit Lyonnais: Distributed Computing System for the Branch Network;
- Crédit Agricole de la Martinique: Electronic Payment System for Retail Merchants;
- Unibiens – Crédit Agricole Immobilier Group: Home Rental Management.

Other certification projects were underway in early 2005, together with plans to renew certifications obtained by the Crédit Lyonnais Group and extend them to the Crédit Agricole Group.

Lastly, in 2004, Creelia, created by the merger of CLEE and CAELS, developed a set of service commitment standards for Custody and Administration of Shares Held in Employee Savings and Retirement Savings Accounts This work is underpinned by Creelia's competitive advantages and is designed to gain recognition for the quality commitments it has made to its customers. These standards, which call for processing transactions on the same day the instructions are received while ensuring transaction reliability, were validated by a commission created under the oversight of the French Association for Quality Management and Improvement and was published in the French Official Gazette *(Journal Officiel)* on 31 October 2004. Creelia obtained the corresponding certification on 9 December 2004. This quality approach meets the expectation of corporate clients and employees, as expressed on a regular basis, particularly during tender offers.

Meeting new expectations

Innovating to achieve a higher level service

To provide better service to its customers on a day-to-day basis, Crédit Agricole is rising to the challenge of innovation to provide coverage for families and individuals in difficult circumstances.

Over the past several years, Crédit Lyonnais has expanded its range of Provident insurance significantly to provide cover for financial, material and psychological hardships brought about by life's major traumas. These policies help to stabilise the family unit through the benefits they provide together with their integrated support and assistance services. They relieve the policyholder's spouse and family from having to bear the burden of a major and sometimes irreversible risk.

The *Séparément* range, launched in November 2004, offers people facing divorce and the associated legal, tax and property considerations a guide, a call centre and appropriate banking solutions. To enhance the quality of advice and services provided in these new areas, *'Points Prévoyance'* and other assistance tools were set up in the branch network in 2004 to enable advisers to identify, analyse and select the product best suited to each customer's situation.

As an insurer, Predica has developed a system to help people who need long-term care to address the issue of long-term care. in addition to financial services, the Predica range now includes a package of services, some of which are available immediately upon taking out a policy. They are designed to help keep the policyholder at home under optimum conditions or to help families find a place in an appropriate facility when there is no other option. Predica has decided to take this a step further and has entered into a partnership with SUREN, a nursing-home operator, to offer its policyholders priority access to SUREN facilities. Predica's involvement in long-term care coverage is growing. When defining its long-term care insurance strategy, it decided to offer Regional Bank customers dependent-care solutions, primarily so as not to exclude the 66% of individuals who are only partially dependent (source: DREES studies).

The range offered by La Médicale de France, a subsidiary specialising in products for healthcare professionals, stands out by its longevity and continuity. La Médicale de France play a key role in society in the public health sector by contributing to healthcare professionals' peace of mind and offering them insurance cover that constantly evolves to keep up with changing laws.

In 2004, Sofinco deployed an innovative system – a hand-held calculator that allows advisers in the branch networks to give customers a highly accurate estimate of tax deductions for 2004 and 2005, based on their plans and on the 'Sarkozy measures' designed to stimulate consumer spending. It supplemented this system by extending the measure to the Household Equipment market and through the use of special rate books for cars. This system, which is unrivalled in scale, was widely praised by the trade press.



Through two funds offering a combination of financial performance and support to sustainable development, *Dynalion Développement Durable and Oblilion Développement Durable*, Crédit Lyonnais has forged a partnership with UNICEF France that will last until 2008: customers can watch their savings grow and Crédit Lyonnais gives 10% of the two funds' management fees to UNICEF France. The proceeds will be used to promote two causes: education for girls and a programme to demobilise child soldiers and send them back to school.

Socially responsible investment (SRI): a growing market

Crédit Agricole is meeting the market's rising expectations for SRI by structuring and enhancing its range of such products.

To promote a strong business line dedicated entirely to SRI, Crédit Agricole has decided gradually to refocus management of SRI funds, which were previously handled by Crédit Agricole, CLAM and CAAM, on I.DE.A.M., which exclusively manages third-party SRI assets. Crédit Lyonnais has transferred responsibility for four SRI funds that it previously managed to I.DE.A.M: *CLAM Euro Développement Durable, Dynalion Développement Durable, Oblilion Développement Durable*, and Hymnos, an ethical fund designed for church congregations. In addition, during 2004, I.DE.A.M complemented its range for institutional and corporate investors by offering diversification into bonds, with Oblideam Eurospreads.

At 31 December 2004, assets under management totalled €820 million. Of this, €300 million was covered by management mandates with a Dutch and a Swiss group.

With €520 million in public investment, I.DE.A.M ranks fourth in the French SRI market, with a market share of about 8%.

Performance is reported to market standards, providing customers a guarantee of quality and transparency. I.DE.A.M. meets international standards and in 2004, it received a certificate of conformity to Global Investment Performance Standards. Its fund management system was assigned a rating of aa on a scale of b to aaa from the rating agency Novethic.

With this view, I.DE.A.M. has developed specific purchasing practices by turning to several non-financial rating agencies. It is the leading company within the small circle of asset managers that practice this type of diversification, and in the second half of 2004, it began to receive research coverage by CoreRatings and European Corporate Governance Service, in addition to the three initial partners, Vigeo, Innovest Strategic Value Advisors and Siri Company.


Source: Novethic
8%
8%
12%
47%
27%
1 agency
2
3 and more
not available
0

Breakdown of asset managers by the number of rating agencies used

I.DE.A.M. will expand its special range in 2005, with plans to take over five shared return funds.

In 2004, CAAM also launched *Sévéa Garanti* and *Sévéa 2 Garanti*. These two funds, which are intended for Regional Banks farm sector and business customers, are indexed to the performance of the FTSE4Good Europe 50 SRI index. They were marketed in the spring and autumn and raised €15 million and €43.7 million respectively.

International Private Banking is developing environmentally or socially responsible investment instruments that are meeting with success among customers. Crédit Foncier de Monaco created two special equity funds-of-funds, *Monaco Environnement Développement Durable* and *CFM Environnement Développement Durable*, co-managed by Monaco Gestion and CAAM and consisting of mutual funds that invest in companies that are picked by applying social and environmental criteria. These funds have raised €24 million since mid-2003.

FUND	BRANCH NETWORK	DIVIDEND RECIPIENT
Epargne Solidarité Habitat	Crédit Lyonnais	Association Habitat et Humanisme
Eurco Solidarité	Crédit Lyonnais	Comité Catholique contre la Faim et pour le Développement
Actions-Sud	Crédit Lyonnais	Action contre la Faim
Pacte Solidarité Logement	Crédit Agricole	Fondation Solidarité Mutualiste
Pacte Vert Tiers Monde	Crédit Agricole	Fondation Solidarité Mutualiste

Socially responsible risk and asset management

Changing the way social and environmental risk is taken into account

To guarantee reliable, high-quality service to its customers, Crédit Agricole is instituting an operational risk management system designed to reduce the occurrence of risks and to minimise the impact of risks on customers. In its lending policy, Crédit Agricole will use customer conduct in the area of sustainable development as one of its criteria in defining risk policy and developing its marketing strategy.

The Group Legal Affairs Department seminar held on 19 October 2004, entitled 'Crédit Agricole, a Responsible Operator – Towards a New Corporate Ethic', was dedicated to issues of governance and ethics and to bridging the gap between sustainable development and risk management.

A professional development session subsequently held for Risk Managers included training on environmental and social considerations.

Exercising responsibility as a shareholder

Since 1996, CAAM has exercised the voting rights attached to the shares held by the mutual funds it manages. Its voting policy, which is based on equitable treatment of minority shareholders and on opposing anti-takeover measures to safeguard the interests of mutual fund shareholders, is disclosed on its website. It monitors the independence of directors, cumulative mandates, management compensation, and the transparency of reported information. In 2004, CAAM expanded its field of action to encompass all countries in which it invests, casting votes at over 800 annual meetings held by 760 companies throughout the world.

In 2004, CAAM voted against 680 resolutions submitted by management (150 to elect new directors or to renew the terms of incumbent directors, 65 on stock option plans, 52 on management compensation plans, and 120 on rights issues). It voted for 132 resolutions out of 277 submitted by shareholders against management (governance: 97; employee matters: 20; environmental matters: 15) and instituted a pre-meeting shareholders' dialogue within 120 listed French companies to alert them to items on the agenda that were likely to be voted down, thus inducing certain companies to withdraw their proposals. Warnings were issued on 56 resolutions.


In 2004, CAAM casted votes
at over 800 annual meetings.

The Equator Principles: Calyon is committed to responsible development

Calyon's commitment to the Equator Principles means that it applies environmentally and socially responsible risk management practices.

Recognising that large-scale projects play a key role in the quality of a country's development and that banks have substantial influence in such projects, Calyon renewed the commitment made to the Equator Principles in 2003 by Crédit Lyonnais, which co-founded the charter along with nine other international financial institutions.

The Equator Principles, established by the World Bank and International Finance Corporation (IFC), have become the world standard applicable to structured loans and project finance deals. Twenty-eight banks accounting for 80% of project financing have adopted these principles. Calyon, the only French 'Equator' bank, has made a commitment to finance only those projects where the borrower is able to and undertakes to comply with socially responsible and environmentally sound practices. This commitment is fully consistent with the spirit of the United Nations Global Compact, which Crédit Agricole signed in March 2003.

Calyon is dedicated to implementing the Equator Principles as soon as possible. Four months after ratifying the charter, it instituted a procedure defining the methods for applying the principles, using a matrix to rank projects into three categories of environmental and social risk. Every new project is subject to the Equator procedure. Furthermore, Calyon has exceeded its obligations under the charter and has undertaken to review its entire portfolio of projects. As of 31 December 2004, it had examined some 40% of its projects. The breakdown by category of the 135 projects rated by the officers assigned to this task is the following: Category A (high risk): 5%; Category B (average risk): 81%; Category C (low risk): 14%.

In 2005, the goal is to review and classify the entire portfolio of existing loans, which covers over 300 projects, by involving project managers everywhere in the world and making them more accountable, with the support of a supervisory team of six regional correspondents. This network also plays a key role in sharing information and reporting up the line. Substantial efforts have been dedicated to special training, which has been dispensed with the IFC's assistance to over 140 employees from all business lines everywhere in the world. Calyon now ranks among the most advanced 'Equator banks' in this area. The target is to expand the number of trained staff to 200 by 31 December 2005.

During the first half of 2005, another aid to classification developed with IFC consultants will be applied to determine the key criteria for classifying projects in each industry sector.

As an Equator bank, Calyon is also committed to initiating a dialogue with all parties involved in a given project: customers, non-governmental organisations, the World Bank, and other banks. This dialogue will be reinforced in the years ahead.





Sustainable environmental action

Over the past two years, a cross-functional task force that brings together Crédit Agricole S.A.'s markets departments and certain subsidiaries has been conducting a review of environmental actions. It has identified three priority areas: raising awareness, managing resources and environmental considerations in customer relations.

Awareness-raising and oversight

An Environmental unit comprising 12 employees of the Group and its subsidiaries is responsible for Crédit Agricole's environmental and agricultural strategy. Its mission is to examine options for developing a range of 'green' products for the Group's different business units and to raise awareness internally, mainly through the quarterly publication *Tendances Environnement*, which is sent to all sustainable development officers and to the managers of the Regional Banks' different markets. The publication, which provides information on changes in environmental regulations and helps to disseminate good practices among the Regional Banks, is sent out with a two-page report on the technical and banking aspects associated with an environmental topic, such as renewable resources, rational farming, biofuels, or SRI. The Environmental unit has also set up a special programme to raise awareness of environmental risk, which was initiated in 2004.

In 2004, Calyon renewed its membership in the French Fund for Nature and the Environment. Crédit Agricole is the only bank that belongs to this association.



Resource management

Crédit Agricole S.A. is aware of its direct environmental impact and is committed to minimising it by focusing on three areas: paper, waste management and energy consumption. The Group's business units are gradually following this general impetus and some have already instituted advanced programmes in this area.

Paper consumption

Crédit Lyonnais' Organisation Division has initiated a programme to promote and track computer printout elimination operations. Efforts undertaken by the branch network over the past several years are starting to pay off: 88 million pages were printed in 2004, or 20% fewer than in 2002.
A more ambitious project aims to eliminate the print versions of certain publications 2006 by giving users direct access to paperless versions on their computer terminals.

The Oxygen project
The project to eliminate paper printouts within data processing units began in late 2003 and is to be completed in 2005, after being gradually deployed from centre to centre. Curtailing document production and printing is expected to cut paper consumption by 100 tonnes for computer printouts and 150 tonnes for photocopies (the equivalent of 60,000 reams) and to reduce the amount of paperboard used for file folders by 5 tonnes.

Waste treatment

In 2004, the Saint-Quentin-en-Yvelines site (3,000 employees) adopted a generalised battery and ink cartridge recycling system. This is gradually being implemented at Crédit Agricole S.A. headquarters, which also has a staff of 3,000. The Group has instituted an action plan to ensure that, by the end of 2005, all office waste (ink cartridges, batteries, paper, office equipment) is handled in an environmentally-friendly manner at all sites in the Paris Region, covering a total of 26,000 employees.
Each Crédit Agricole S.A. subsidiary is responsible for its own recycling programme, which sometimes goes beyond strictly environmental considerations. For example, in 2004, Pacifica continued to donate its obsolete PCs to charitable organisations.

Increased energy savings

Cutting energy consumption is a major challenge for Crédit Agricole, which uses most of its energy for electricity, heating and passenger transport. In 2004, initiatives were taken to save energy in each of these areas.

Pacifica's Claims Management Units now meet RT2000 standards. All sites are equipped with timers to turn off lights and motion detectors have been installed in most offices to curb electricity use.

The asset management subsidiary CAAM invested €450,000 between 2003 and 2004 to replace 1,500 cathode-ray tube screens with flat screens, thus reducing each terminal's consumption from 120 to 50 watts, generating daily savings of some 1MWh. This has considerably cut down on heat generation, thereby leading to substantial savings on air-conditioning, especially in the operations centres.

Lastly some subsidiaries offer minibus service to carry passengers over long distances or free shuttle service, such as the one provided by Sofinco to its buildings in Evry.



Nautical Center of Montmélian. The installation of thermal sensors allowed to save Greenhouse gaz.

Environmental considerations and customer relations

The Group decided it was essential to enhance corporate account managers' awareness of environmental issues so as better to take these risks into account in financing manufacturing, farming or small businesses. A document was drawn up with an environmental law firm lay down the rules to be followed in this area. Data sheets describing the most commonly encountered potential risks were prepared for each of the main manufacturing and agricultural sectors.
A questionnaire was developed to enable the account manager clearly to assess environmental risks with the customer. If this risk appears to be high or inadequately assessed, the customer may be asked to undergo an environmental audit. This tool has been undergoing continuous testing with account managers at two Regional Banks since the end of 2004 and funds to update it have been earmarked in the 2005 budget.

During 2004, Crédit Agricole created an 'environment loan' aimed at companies, farmers and professionals, regardless of their business sector or size. The loans are designed to finance investment projects focusing on energy conservation, waste management or water resource conservation. The notion of project financing applied to the 'environment loan' incorporates covering expenditure on tangible and intangible assets. Special products to enable homeowners to finance thermal insulation projects or to install renewable energy systems are under review and will be proposed to the Regional Banks during 2005.

Lastly, the Group continues to expand its range of lease finance products targeting projects with an environmental focus, especially renewable energy (windmills, cogeneration plants, biomass) and waste treatment (incineration, wastewater treatment, avian and porcine effluent treatment plants).

In partnership with EDF Nouvelles Energies, Crédit Lyonnais distributes Environmental Credits targeting Private Banking customers and designed to finance shares in companies that invest in windmill farms.

The Plein Vent offering launched in 2003 collected €9 million and the first windmill farms were inaugurated in September 2004 in Saint-Simon (Aisne) and Réols (Hérault). Two others are being constructed in Aumelas (Hérault) and Clitourps (Manche).



Supporting eco-friendly, economically vibrant farming

In 2004, Crédit Agricole renewed its partnership with FARRE (the Forum for Responsible, Environmentally-friendly Agriculture) and organised its second *Espoirs de l'agriculture raisonnée* competition, which aims to promote and disseminate innovative, ecologically responsible farming initiatives. Twenty-six Regional Banks participated in the competition. Media publicity campaigns were launched and 200 candidates applied.

The national jury, chaired by Allain Bougrain Dubourg, Chairman of the Bird Conservation League, will meet at the 2005 Salon de l'Agriculture fair to choose the winners, who will be rewarded at the regional level by the Crédit Agricole Regional Banks.

In addition, to provide support to developing responsible agriculture under optimum conditions, Crédit Agricole assumes 20% of farmers' cost of obtaining 'Responsible Farming' certification. Twenty-six Regional Banks have agreed to provide this kind of direct support to eco-friendly farmers. The initiative is expected to be renewed in 2005 and extended to organic farming.

Supplier relations

During 2004, Crédit Agricole S.A. set up a central Purchasing Department to implement the two groups' best purchasing practices. Its purpose is to find the best services at the lowest cost while complying with regulations and safeguarding the Group's independence vis-à-vis its suppliers.

The Group pools a large part of its €3.3 billion in purchases. Purchases that are highly specific by nature are handled by the subsidiaries, which must apply the Group's rules of conduct. Purchasing standards and procedures are designed to ensure the transparency of transactions as well as the quality and integrity of dealings with suppliers, so as to maintain long-term relationships built on trust. Suppliers' obligations to comply with certain environmental, safety and employment practices are set out in general conditions and master agreements set out. Special attention is paid to compliance with ILO rules governing forced labour and child labour. The agreements contain requirements for waste sorting, disposing of pollutants and compliance with environmental standards for property programmes.



And, as part of the Group's Quality approach, during the tender process, the Purchasing Department checks to ensure that the supplier is ISO 14001-certified. The Department's goal for 2005 is to finalise a Group Purchasing reporting tool and to examine possibilities for instituting an auditing process within the subsidiaries.

Crédit Agricole: helping to build a better society

"While Crédit Agricole is a major player in the global finance world, it remains strongly attached to its local roots. Its management fully endorse both commitments."

Article 9 - Code of Conduct of the Crédit Agricole group

Crédit Agricole plays an active role in society and the regions through its patronage programme, and by raising the awareness of relevant parties, taking initiatives at the local authority level, sponsoring local sports and cultural events, and supporting charities.



The Regional Banks' commitment to proximity

As the French leader in retail banking and bancassurance, Crédit Agricole plays a major role in local life. Its roots in the regions and its patronage initiatives are tangible reflections of its mutualist values.

The Regional Banks work with the Local Credit Cooperatives to design and oversee development efforts and with national organisations, such as the Pays de France Foundation, which promotes rural heritage conservation, Crédit Agricole Solidarité et Développement, and shared return funds for charitable initiatives. A total of over €21.5 million was invested in these projects in 2004.

Crédit Agricole's show of solidarity with the victims of the tsunami that swept across the Indian Ocean on 26 December 2004 was unprecedented: in addition to fund-raising initiatives by many Regional Banks and Crédit Agricole S.A. subsidiaries, with Calyon at the forefront, Crédit Agricole pledged a €2 million Group contribution to the effort to be used to finance long-term reconstruction projects in the disaster area. These efforts will be undertaken in conjunction with the local authorities.

Crédit Agricole directors: standard-bearers for local development

The 34,200 Local Credit Cooperatives directors, one out of five of whom is a local elected official, form an army of volunteers who are involved in professional organisations and community life. They promote and work on projects at the grass-roots level, thus playing an important role in local development.

To optimise the effectiveness of their regional development efforts, most Regional Banks have set up local initiative funds that support a wide variety of projects in all aspects of everyday life. For example, Crédit Agricole des Savoie sponsored a road safety awareness campaign in middle schools and ten Crédit Agricole Local Banks in Guadeloupe participated in a project to rehabilitate ponds in an arid region to promote cultivation of rare plants.


Crédit Agricole

Rehabilitation of ponds in Guadeloupe. © FNCA.

Contributing to economic balance

The Regional Banks are involved in the economic life of their region. They help to inject vitality into the local fabric and to keep it strong. They are active in local economic development efforts, support professional associations and encourage new business creation. Several Regional Banks have set up special products to help people who want to buy or create micro-businesses, including unsecured zero-interest loans to entrepreneurs who would not qualify for financing under conventional banking rules. Some examples are Crédit Agricole des Savoie's *Tremplins* loans, Crédit Agricole Centre-Est's *Crédit Agricole Création*, and Crédit Agricole du Finistère's Ideca 29 local development fund.

The Regional Banks also work with outside organisations such as business incubators or consulates and with community associations that support business start-ups and economic insertion, including Adie, France Active and local initiative support groups. Over one-quarter of the Regional Banks have forged partnerships with these operators by providing loan funds or arranging for elected officials to participate in decision-making bodies and to sponsor entrepreneurs. In October 2004, the Regional Banks also participated in the capital increase of Société d'Investissement de France Active with a €300,000 investment.



ADIE Project Recipient. © FNCA.

Project of Finistère's Ideca 29 local development fund. © FNCA.

Helping to preserve local heritage

In keeping with its policy of proximity, during 2004, the Crédit Agricole Pays de France Foundation continued to relay the Regional Banks' local heritage conservation initiatives to promote local development. Historical monuments, decommissioned factory sites and folk art are key 'raw materials' used to support economic and cultural activities at the grass-roots level in the regions.

Twenty percent of these projects, which initially focused on rural areas, are now in cities. Of the 52 submissions received in 2004, the Foundation chose 49 projects to finance for a total of €0.9 million. Two *La Sucrière du Port Rambaud* facilities in Lyon were rehabilitated and will be converted into an exhibition and cultural activities centre. The former urban industrial site has already hosted the Lyon Biennial Contemporary Art Festival. The gardens of *Domaine du Pradel* in Mirabel (Ardèche), designed in the 17th century by France's first agronomist and now a centre for agricultural education, were redeveloped to draw more tourism to the region. One last example: an old farm in Roeulx, in the Nord region, was converted into a recrea-tional and cultural centre for children and adolescents.



La Sucrière of Port Rambaud (Lyon-69). © FNCA.

The Regional Banks: helping the disadvantaged

Crédit Agricole has broadened the scope of its actions to help customers or even non-customers who are experiencing hardship. It has developed systems to provide sustainable support to people during bad times (Crédit Agricole Centre-Est's *Banque de l'imprévu*, Crédit Agricole Provence Côte d'Azur's *Coup de pouce mutualiste*) and has set up structures designed for marginalised customers, including *Points Passerelle*, which were created by Crédit Agricole Nord Est and have been adopted by five other Regional Banks.


passerelle

Points passerelle CR Nord Est. © FNCA.

The Local and Regional Banks are also active in fund-raising for charity and emergency disaster relief. At Crédit Agricole Toulouse and Midi Toulousain, funds collected after the explosion at the AZF plant were used to finance projects for middle-school children from needy families that were affected by the disaster.

At the national level, via *Crédit Agricole Solidarité et Développement* and the *Pacte Solidarité Logement* shared return fund, the Banks finance projects to provide housing for the disadvantaged and to promote economic reinsertion, with €205,000 distributed in 2004. Economic action is a high priority, with reinsertion projects such as Crédit Agricole Val de France's *Chantiers Verts*. The Banks also help people who have little access to support systems, such as illiterate adults living in rural areas or battered women (Crédit Agricole de l'Anjou et du Maine).

A longstanding commitment to the Southern countries

Crédit Agricole's solidarity efforts extend beyond its domestic borders. It makes available its expertise as a mutual bank and knowledge of the agricultural sector's financial needs to developing countries. The Nord-Est, Centre Loire and Reunion Regional Banks are participating in the construction of the CECAM[1] network in Madagascar. Via *Crédit Agricole Solidarité et Développement* and the *Pacte Vert Tiers Monde* shared return fund, which distributed a combined total of €350,000 in 2004, the Group funds projects to train farmers and to meet basic needs (wells, orphanages, schools, vegetable gardens, e.g. through Project Green Sahel, see p.122).

[1] Caisses d'Epargne et de Crédit Agricole Mutuels


CECAM

CECAM Network in Madagascar. © FNCA.

The FARM project

Farming is one of the mainstays of economic development. On 6 December 2004, President Jacques Chirac, alongside the French Development Agency (AFD) and the CEOs of several major French companies, inaugurated FARM – the Foundation for Worldwide farming and Rural Life. FARM's objectives are to promote farming activities that are efficient and producer-friendly, to help to implement activities that provide high-level technical support for the neediest countries, and to organise and coordinate deliberation and discussions on farm-based development strategies. René Carron, Chairman of Crédit Agricole S.A., is the head of the non-profit association that will lay the foundation for the FARM project, which is scheduled to begin operations in September 2005.

Crédit Agricole S.A.'s patronage policy

In addition to local initiatives by business units in foreign countries, Crédit Agricole S.A. group actively sponsors specific charitable and cultural actions.

Childhood and health

The Crédit Agricole S.A. group has a strong attachment to initiatives designed to help sick children. For the past several years, it has belonged to *Le Rire Médecin*, an association that arranges for clowns to visit children in hospital. It recently began to work alongside *La Chaîne de l'Espoir* to participate in building a mother and child hospital in Kabul.



Crédit Lyonnais continues its initiatives to support *Mécénat Chirurgie Cardiaque Enfants du Monde*, an association that helps foreign children get heart surgery in France, and UNICEF by selling greeting cards through its branches. It provides further assistance through the partnership with the two dedicated mutual funds offered through the branch network (see p. 109).

For several years, Crédit Lyonnais has also supported medical research as a sponsor of Brain Research Week.

BNI-CLM (Crédit Lyonnais Madagascar) sponsors Population Services International, which raises employee awareness of AIDS prevention techniques and participates in the national measles vaccination campaign within the bank. In addition to its strong humanitarian aspect, this effort has a significant economic connotation for companies with operations in Africa.

A loyalty programme for charity

As of 31 December 2004, Crédit Lyonnais' *Avantage* programme had 2,051,000 members. Points accumulated by making banking transactions can be exchanged for gifts and donations to the French Child Protection Centre. The €250,000 raised through this programme in 2004 were used to outfit three day-care centres run by the Disadvantaged Children's Association and to fund a programme to provide reconstituted meals to over 1,500 children in developing countries.



Arts and Music

Crédit Agricole S.A., whose longstanding interest in Asia is rooted in history, has been sponsoring the Guimet Museum for 15 years. Every year, it contributes to expanding its collections, to organising exhibitions and to conducting educational programmes for youth. During 2004, under the new philanthropy law, the Group acquired a National Treasure for the Museum – a pair of 17th century Ogata Korin screens.

The Group is capitalising on the partnership formed by Crédit Lyonnais with the Louvre Museum in 2002 to sponsor the Romanesque France exhibition to be held at the Louvre in 2005. This exhibition, the first major comprehensive treatment of Romanesque art ever to be displayed in France, is an extension of the action undertaken by the Crédit Agricole Pays de France Foundation.

Crédit Agricole S.A. has also teamed with the State Hermitage Museum in St. Petersburg to renovate the 18 rooms dedicated to French art.
As the main sponsor of the Châtelet Theatre, in 2004 Crédit Agricole funded productions of Offenbach's *The Grand Duchess of Gerolstein* and Rameau's *Les Paladins*, performed in Shanghai as part of the France-China Years of Cultural Exchange.

The Group is also the exclusive sponsor of the annual *Festival des Régions*, during which leading shows from regional theatres are staged. It also contributes to the Châtelet Theatre's educational programme for youth. As an extension of the partnership initiated by the Group in 2003, in 2004 Crédit Agricole Asset Management sponsored the Radio France Philharmonic Orchestra, conducted by Myung-Whun Chung, during its Asian tour.

Economic history

In December 2004, the economic history archives created by Crédit Lyonnais were merged with the Crédit Agricole S.A. Historical Archives Mission to create the Group Historical Archives, which are available to French and foreign researchers free of charge.



"*Chrysanthèmes blancs*", a 17th century Ogata Korin screen (1658-1716).

Crédit Agricole S.A. subsidiaries: helping society through their business

Crédit Agricole is involved in the economic life of the regions where it operates via its core businesses.

Most of the Calyon Asia units belong to the local French chambers of commerce, which are consulted by government agencies on specific issues (for example, waste management and renewable energy resource proposals in Hong Kong in 2004). The bank also supports urban development projects in the West Kowloon Cultural District and the Beijing underground. Lastly, in 2004, Calyon became the first bank to finance a technology transfer for the Chengdu water treatment project in China, designed to enhance the technical skills of Chinese staff and the quality of life for local populations.

In Madagascar, BNI owns 15% ($100,000) of the share capital of SIPEM, which makes micro-loans, and it has entered into a technical assistance contract in that country.

In November 2004, the asset management subsidiary I.DE.A.M. teamed up with Pharmaceutical Shareowners Group, a group of investors with positions in the pharmaceutical sector, to raise that sector's awareness to the public health crisis in emerging countries. On 15 June, it launched the Médicis circle, which brings together elected and community officials, business leaders and investors committed to sustainable development. Lastly, it joined the Bellagio Forum for Sustainable Development, an international network of foundations, NGOs, and companies active in leading-edge projects to foster social progress, environmental balance and economic stability. Furthermore, I.DE.A.M., which recognises that cultural diversity is a vector of sustainable development, extended its partnership with UNESCO in the Harmony List, which aims to highlight traditional or innovative practices that are hallmarks of sustainable development.

Pacifica, like its peers in the insurance sector, sponsors road accident prevention campaigns. In 2004, it dedicated €630,000 to these efforts.



Improving working conditions for women and developing economic activities to promote education for girls

Water for the Sahel: example of an employee-driven charitable initiative

Since 1992, the association has been working to promote sustainable development in four Sahel countries. It gives the funds it raises, which are topped up by Crédit Agricole group business units and by the works councils (€76,500 collected in 2004) to *Eau Vive*. This NGO provides support to village communities in implementing projects designed to meet basic needs (water, health, education) or to develop economic activities that will enable them to achieve sustainable development, while asking those communities to contribute a minimal amount of financing. Eau Vive offers technical support and organisational and training advice. Since 2001, Project Green Sahel, which was renewed for three years in December, together with Crédit Agricole Solidarity et Developpement and Eau Vive, have donated €640,888 to 24 village communities with a combined population of 80,000. Members also participate in field missions each winter. Five members travelled to Mali in 2004 and eight will go to Niger in 2005.

Information: sahel.association@credit-agricole-sa.fr

Crédit Agricole: sponsoring sports for youth

In addition to traditional advertising sponsorships, Crédit Agricole backs sports clubs in both urban and rural areas at the grass-roots level.

For the past 30 years, Crédit Agricole has been supporting amateur football by sponsoring many youth competitions, such as the Gambardella Cup and the *Mozaïc Foot Challenge*. Mozaïc involves 20,000 clubs and enables the Group to encourage and help the smallest ones by purchasing sports and computer equipment (nearly 1,000 in 2004).

Crédit Agricole also sponsors the Equipe de France and has set up programmes to give 2,000 young people each year an opportunity to attend games or meet the team's players at the Clairefontaine training facility.

Crédit Lyonnais is a sponsor of the French Judo Federation. It promotes its values to young people through *Mercredis entraînement* coaching sessions by members of the French team and the French Juniors Cup (Crédit Lyonnais trophy), which attracted 55,000 young judokas in 2004.

Lastly, Crédit Agricole believes that hosting a major international sports event is in France's best interest and has made a commitment to support the City of Paris in organising the 2012 Olympic Games.

To raise awareness among young people, on 14 September 2004, it launched *Chroniques Electroniques* with the support of the French Ministry of Education.


L'AMOUR DES JEUX
CRÉDIT AGRICOLE
PARIS 2012
VILLE CANDIDATE
SUPPORTEUR OFFICIEL
CRÉDIT AGRICOLE

Mozaïc Foot Challenge.

Summary chart of subsidiaries and affiliates

As of 31 December 2004

Crédit Agricole S.A.


French retail banking
Specialised financial services
Asset management, insurance and private banking
25% *
42 Regional Banks
SOFINCO
GROUPE FINAREF
UCABAIL
TRANSFACT
GROUPE LUKAS / EFL
EUROFACTOR
Asset management
CAAM
CPR AM
CREELIA
UNIGER
BFT
Securities and institutional financial services
CA-IS CT
CA-IS BANK
Insurance
PREDICA
PACIFICA
Private banking
BGPI
95.21%


Securities and institutional financial services
CA-IS BANK LUXEMBOURG
Private banking
CAI LUXEMBOURG
CAI SUISSE
CREDIT FONCIER DE MONACO

94.82%

Crédit Lyonnais

Securities and institutional financial services

■ EURO EMETTEURS FINANCE

Private banking

● CL SUISSE

Percentage interest:

- ● Over 90%
- ■ Between 50 and 90%
- ▲ Under 50%

*Excluding Caisse Régionale de la Corse (not consolidated)


Corporate and investment banking
International retail banking
Proprietary asset management and other activities
CAPE HOLDING
BANCA INTESA
CREDIT URUGUAY BANCO
BANCO DEL DESARROLLO
BES
BANKOA
BELGIUM C.A.
CREDIT AGRICOLE IMMOBILIER
UNI-EDITIONS
CEDICAM
FONCARIS
EURAZEO


Calyon
CA CHEUVREUX
CALYON FINANCIAL INC.
CARR INDOSUEZ ASIA
CALYON AIRFINANCE
CL GLOBAL BANKING
CL CAPITAL MARKETS INTERNATIONAL
BSF

UBAF

The Crédit Agricole group

Combining power with proximity, unity with decentralisation

A bank with mutual roots

Crédit Agricole has a unified yet decentralised organisation. It has a cohesive financial, business and legal organisation associated with a de-centralised decision-making system. The local credit co-operatives (Caisses Locales) form the bedrock of the Group's mutual organisation. With 5.7 million members and 34,200 directors elected by the membership, they play a key role in maintaining strong local roots and close relationships between the Group and its customers. The local credit co-operatives hold the bulk of the capital of the Regional Banks, which are co-operative entities and fully-fledged banks. The Regional Banks, via SAS Rue La Boétie, hold a majority stake in Crédit Agricole S.A. The Fédération Nationale du Crédit Agricole (FNCA) acts as a consultative and representative body, and as a means of expression for the Regional Banks.


The Crédit Agricole group
(At 31/12/2004)
5.7 million members - 2,599 local credit co-operatives
FNCA
43
Regional Banks
SAS
Rue La Boétie
46%
General public*
and Group employees
54%
Crédit Agricole S.A.
Central lead institution
banker and lead bank within
the Crédit Agricole network
* o/w treasury shares: 2%
25%
French retail banking
- Crédit Agricole
Regional Banks
French retail banking
- Crédit Lyonnais
Specialised
financial services:
Consumer finance,
lease finance, factoring
Asset
management,
insurance and
private banking
Corporate
and investment
banking
International
retail banking

Toward 41 Regional Banks


Nord de France
Somme
Normandie-Seine
Oise
Nord Est
Calvados
Finistère
Côtes-d'Armor
Normand
Paris et Ile-de-France
Lorraine
Ille-et-Vilaine
Brie
Morbihan
Anjou Maine
Val de France
Champagne-Bourgogne
Alsace Vosges
Atlantique Vendée
Touraine et Poitou
Centre Loire
Franche-Comté
Centre-Ouest
Réunion
Charente-Maritime Deux-Sèvres
Centre-Est
Centre France
des Savoie
Charente-Périgord
Loire Haute-Loire
Sud Rhône Alpes
Guadeloupe
Aquitaine
Nord Midi-Pyrénées
Gard
Alpes Provence
Provence Côte d'Azur
Pyrénées Gascogne
Toulouse et Midi Toulousain
Midi
Martinique
Sud Méditerranée
Corse
Merger pending

As a result of Crédit Agricole's desire to embrace the market while strengthening its mutual identity, Crédit Agricole S.A. was floated on the stock market in December 2001. Crédit Agricole S.A. represents all Group business lines and entities and has three main roles within the Group. As the central body, it ensures the cohesion and proper operation of the Crédit Agricole network defined in the banking law, and compliance with the standards that guarantee the Regional Banks' liquidity and solvency. As central bank, it is responsible for the Group's financial unity. Lastly, it is responsible for ensuring consistent business development.

A major universal retail bank

Following its successful offer for Crédit Lyonnais in 2003 and the combination of the two groups, Crédit Agricole has strengthened its positions in all business lines. The strong market positions built up by the Regional Banks and the excellent fit with Crédit Lyonnais, in terms of both geographical location and customer profile, have enabled Crédit Agricole to bolster its lead in the French retail banking market.

The Regional Banks form France's largest banking network, with nearly 7,200 branches serving 16.1 million individual, professional and small business customers. The network combines a dynamic commercial approach with strong local relationships and high-quality service, and represents a major competitive asset. Crédit Lyonnais, meanwhile, has a well-known and well-appreciated brand, along with a high-quality network of some 1,900 branches. Overall, the Group serves 21 million customers through more than 9,000 branches.

In addition, the Group's leading positions in consumer finance and other specialised financial services – life and non-life insurance, asset management and private banking – form the basis of a new universal retail banking model, with the emphasis on quality of service.

A leading European bank with operations worldwide

Crédit Agricole has a targeted strategy of expansion outside France. The Group has built a genuinely pan-European business out of its main subsidiaries, mainly in consumer finance, asset management and private banking, and a network of strategic alliances and partnerships with other major European banks. In corporate and investment banking, the Group is active in 60 countries and in all the major world financial centres. Calyon is one of Europe's leading operators in this segment. It serves major companies in France, Europe, Asia and the Americas through its sector-based business organisation.

2004 shareholders' equity: €66 billion
(including FGBR, preferred shares and subordinated debt)

134,000 employees

Operations in 60 countries

Crédit Agricole group

Summarised financial statements

The summarised financial statements presented below refer to the Crédit Agricole group, that is all the Local Banks, Regional Banks, Crédit Agricole S.A. and their subsidiaries.

Summarised consolidated balance sheet

Assets (in millions of euros)	**31/12/2004**
Cash, money market and interbank items	163,927
Loans and advances to customers	396,298
Lease finance	13,693
Securities	105,376
Insurance companies' investments	139,699
Reinsurers' share in technical reserves	698
Non-current assets	17,878
Goodwill	10,033
Prepayments, accrued income and sundry assets	65,043
Total assets	**912,645**

Liabilities and shareholder's equity (in millions of euros)	**31/12/2004**
Money market and interbank items	129,235
Customer accounts	377,981
Debt securities in issue	114,598
Insurance companies' technical reserves	135,650
Accruals, deferred income and sundry liabilities	81,748
Reserves and subordinated debt	23,665
Fund for general banking risks	4,411
Minority interests	3,610
Shareholder's equity (excl. FGBR)	41,747
Total liabilities and shareholder's equity	**912,645**

International solvency ratio: 10.4% - of which Tier 1: 7.9%

The summarised financial statements presented below refer to the Crédit Agricole group, that is all the Local Banks, Regional Banks, Crédit Agricole S.A. and their subsidiaries.

Summarised consolidated income statement

(in millions of euros)

	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Net banking income	24,320	23,886	22,060
Operating expenses, depreciation and amortisation	(15,600)	(15,592)	(15,277)
Gross operating income	8,720	8,294	6,783
Risk-related costs	(1,437)	(2,007)	(1,359)
Net operating income	7,283	6,287	5,424
Share in net income / (loss) of equity associates	389	219	6
Net income / (loss) on disposal of non-current assets	(9)	(101)	(144)
Pre-tax income on ordinary activities	7,663	6,405	5,286
Integration-related costs	(349)	(513)	-
Net extraordinary items	(169)	(151)	(286)
Corporate income tax	(2,304)	(1,963)	(1,540)
Amortisation of goodwill	(753)	(926)	(654)
Net allocation to the fund for general banking risks	160	207	(171)
Net income before minority interests	4,248	3,059	2,635
Minority interests	279	302	130
Net income – Group share	**3,969**	**2,757**	**2,505**
Net income - Group share before goodwill and integration-related costs	4,948	4,044	3,159

Addresses and management of the Regional Banks

At 8 March 2005

Alpes Provence
25, chemin des Trois Cyprès
13700 Aix-en-Provence
Tel.: 33 (0) 4 42 52 77 50
Chairman: Marc Pouzet
Chief Executive: Dominique Millour
www.ca-alpesprovence.fr

Alsace Vosges
1, place de la Gare
67000 Strasbourg
Tel.: 33 (0) 3 88 25 42 42
Chairman: Jean-Marie Sander
Chief Executive: Joël Fradin
www.ca-alsace-vosges.fr

Anjou Maine
40, rue Prémartine
72000 Le Mans
Tel.: 33 (0) 2 43 76 33 33
Chairman: Jean-Louis Roveyaz
Chief Executive: Bruno de Laage
www.ca-anjou-maine.fr

Aquitaine
304, boulevard du Président Wilson
33000 Bordeaux
Tel.: 33 (0) 5 56 90 40 40
Chairman: Jean-Pierre Pargade
Chief Executive: Christian Duvillet
www.ca-aquitaine.fr

Atlantique Vendée
La Garde – Route de Paris
44000 Nantes
Tel.: 33 (0) 2 40 30 55 55
Chairman: Roger Gobin
Chief Executive: Bernard Merlet
www.ca-atlantique-vendee.fr

Brie
24, avenue du Maréchal Foch
77100 Meaux
Tel.: 33 (0) 1 60 25 91 23
Chairman: Bruno Clergeot
Chief Executive: Nicolas Renaudin
www.ca-brie.fr

Calvados
15, esplanade Brillaud de Laujardière
14000 Caen
Tel.: 33 (0) 2 31 55 61 11
Chairman: Bernard Hulin
Chief Executive: Marc Deschamps
www.ca-calvados.fr

Centre-Est
1, rue Pierre de Truchis de Lays
69400 Champagne-au-Mont-d'Or
Tel.: 33 (0) 4 72 52 80 00
Chairman: Claude Henry
Chief Executive: Jean-Paul Chifflet
www.ca-centrest.fr

Centre France
3, avenue de la Libération
63000 Clermont-Ferrand
Tel.: 33 (0) 4 73 30 57 00
Chairman: Maurice Baquier
Chief Executive: Bernard Lolliot
www.centrefrance.fr

Centre Loire
8, allée des Collèges
18000 Bourges
Tel.: 33 (0) 2 38 60 20 00
Chairman: François Thibault
Chief Executive: Guy Chateau
www.ca-centreloire.fr

Centre Ouest
29, boulevard de Vanteaux
87000 Limoges
Tel.: 33 (0) 5 55 05 75 50
Chairman: Bernard Pigé
Chief Executive: Patrice Cheramy
www.ca-centreouest.fr

Champagne-Bourgogne
269, faubourg Croncels
10000 Troyes
Tel.: 33 (0) 3 25 71 40 00
Chairman: Michel Michaut
Chief Executive: Jean-Michel Ozoux
www.ca-cb.fr

Charente-Maritime Deux-Sèvres
12, boulevard Guillet-Maillet
17107 Saintes
Tel.: 33 (0) 5 46 98 50 17
Chairman: Michel Roullin
Chief Executive: Jean-Yves Hocher
www.ca-cmds.fr

Charente-Périgord
Rue d'Epagnac
16800 Soyaux
Tel.: 33 (0) 5 45 20 45 20
Chairman: François Jaubert
Chief Executive: François Macé
www.ca-charente-perigord.fr

Corse
1, Avenue Napoléon III
20000 Ajaccio
Tel.: 33 (0) 4 95 29 33 33
Chief Executive: Francis Lamarque
www.ca-corse.fr

Côtes-d'Armor
La Croix Tual
22440 Ploufragan
Tel.: 33 (0) 2 96 01 32 10
Chairman: Jean-Pierre Morvan
Chief Executive: Thierry Guichet
www.ca-cotesdarmor.fr

Finistère
7, Route du Loch
29000 Quimper
Tel.: 33 (0) 2 98 76 01 11
Chairman: Jean Le Vourch
Chief Executive: Pierre Kerfriden
www.ca-finistere.fr

Franche-Comté
11, avenue Elisée Cusenier
25000 Besançon
Tel.: 33 (0) 3 81 84 81 84
Chairman: Jean-Louis Delorme
Chief Executive: Pierre Derajinski
www.ca-franchecomte.fr

Gard
408, chemin du Mas de Cheylon
30000 Nîmes
Tel.: 33 (0) 4 66 29 33 00
Chairman: Dominique Chardon
Chief Executive: Michel Mathieu
www.ca-gard.fr

Guadeloupe
Petit Pérou
97000 Point-à-Pitre
Tel.: 33 (0) 5 90 90 65 65
Chairman: Christian Fléreau
Chief Executive: Roger Wunschel
www.ca-guadeloupe.fr

Ille-et-Vilaine
45, boulevard de la Liberté
35000 Rennes
Tel.: 33 (0) 2 99 03 35 35
Chairman: Alain David
Chief Executive: Jean Kerouedan
www.ca-illeetvilaine.fr

Loire Haute-Loire
94, rue Bergson
42000 Saint-Etienne
Tel.: 33 (0) 4 77 79 55 00
Chairman: Marcel Eymaron
Chief Executive: Gérard Ouvrier-Buffet
www.ca-loirehauteloire.fr

Lorraine
56-58, avenue André Malraux
57000 Metz
Tel.: 33 (0) 3 83 93 66 11
Chairman: Jacques Chaise
Chief Executive: Eric Pradel
www.ca-lorraine.fr

Martinique
Rue Case Nègre – Place d'Armes
97232 Lamentin
Tel.: 33 (0) 5 96 66 59 39
Chairman: Guy Ranlin
Chief Executive: Pascal Durieux
www.ca-martinique.fr

Midi
Avenue de Montpelliéret Maurin
34970 Lattes
Tel.: 33 (0) 4 67 17 80 00
Chairman: Alain Maurel
Chief Executive: Jean-Claude Pichon
www.ca-midi.fr

Morbihan
Avenue de Kéranguen
56000 Vannes
Tel.: 33 (0) 2 97 01 77 77
Chairman: Alexis Guéhenneux
Chief Executive: Gilles Auvray
www.ca-morbihan. fr

Nord de France
10, square Foch
59000 Lille
Tel.: 33 (0) 3 20 63 70 00
Chairman: Marc Bué
Chief Executive: Alain Diéval
www.ca-norddefrance.fr

Nord Est
25, rue Libergier
51000 Reims
Tel.: 33 (0) 3 26 83 30 00
Chairman: Luc Demazure
Chief Executive: Bernard Mary
www.ca-nord-est.fr

Nord Midi-Pyrénées
219 Avenue François Verdier
81000 Albi
Tel.: 33 (0) 5 63 68 41 41
Chairman: Pierre Bru
Chief Executive: Bernard Lepot
www.ca-nmp.fr

Normand
Avenue de Paris
50000 Saint-Lô
Tel.: 33 (0) 2 33 06 61 61
Chairman: Jean Le Brun
Chief Executive: Marc Deschamps
www.ca-normand.fr

Normandie-Seine
Chemin de la Bretèque
76230 Bois Guillaume
Tel.: 33 (0) 2 27 76 60 30
Chairman: Philippe Lepicard
Chief Executive: Michel Rallet
www.ca-normandie-seine.fr

Oise
18, rue d'Allonne
60000 Beauvais
Tel.: 33 (0) 3 44 12 60 60
Chairman: Denis Dubois
Chief Executive: Patrick Clavelou
www.ca-oise.fr

Paris & Ile-de-France
26, quai de la Rapée
75012 Paris
Tel.: 33 (0) 1 44 73 22 22
Chairman: François Imbault
Chief Executive: Pascal Célérier
www.ca-paris.fr

Provence Côte d'Azur
Les Négadis - avenue Paul Arène
83300 Draguignan
Tel.: 33 (0) 4 93 14 85 00
Chairman: François Béraudo
Chief Executive: Philippe Brassac
www.ca-pca.fr

Pyrénées Gascogne
11, boulevard du Président Kennedy
65000 Tarbes
Tel.: 33 (0) 5 59 12 77 77
Chairman: Jean-Claude Rigaud
Chief Executive: Jean Philippe
www.ca-pyreneesgascogne.fr

Réunion
Parc Jean de Cambiaire - Cité des Lauriers
97000 Saint-Denis
Tel.: 33 (0) 2 62 40 81 81
Chairman: Christian de la Giroday
Chief Executive: Fernand Lemaire
www.ca-reunion.fr

Savoie (des)
P.A.E. Les Glaisins - 4, avenue du Pré Félin
74000 Annecy-le-Vieux
Tel.: 33 (0) 4 50 64 71 71
Chairman: René Carron
Chief Executive: Patrick Gallet
www.ca-des-savoie.fr

Somme
500, rue Saint-Fuscien
80000 Amiens
Tel.: 33 (0) 3 22 53 33 33
Chairman: Francis Damay
Chief Executive: Serge Camine
www.ca-somme. fr

Sud Méditerranée
30, rue Pierre Bretonneau
66000 Perpignan
Tel.: 33 (0) 4 68 55 66 66
Chairman: Jules Labadie
Chief Executive: Gérard Bréchet
www.ca-sudmed.fr

Sud Rhône Alpes
15-17, rue Paul Claudel
38000 Grenoble
Tel.: 33 (0) 4 76 86 70 70
Chairman: Marius Revol
Chief Executive: Yves Couturier
www.ca-sudrhonealpes.fr

Toulouse et Midi Toulousain
6-7 place Jeanne d'Arc
31000 Toulouse
Tel.: 33 (0) 5 61 26 91 11
Chairman: Gérard Cazals
Chief Executive: Jean-Roger Drouet
www.ca-toulousain.fr

Touraine et Poitou
18, rue Salvador Allende
86000 Poitiers
Tel.: 33 (0) 5 49 42 33 33
Chairman: Noël Dupuy
Chief Executive: Christophe Noël
www.ca-tourainepoitou.fr

Val de France
1, rue Daniel Boutet
28000 Chartres
Tel.: 33 (0) 2 37 27 30 30
Chairman: Dominique Lefèbvre
Chief Executive: Yves Nanquette
www.ca-valdefrance.fr

Fédération Nationale du Crédit Agricole
48, rue La Boétie
75008 Paris
Tel.: 33 (0) 1 49 53 43 23
Chairman: Jean-Marie Sander
General Secretary : Yves Couturier
Chief Executive: Jean-Yves Rossi

Realisation and production:
Harrison&Wolf

Photos credits:
Marc Tulane
Christophe Petiteau - Crédit Agricole de l'Anjou et du Maine
Crédit Agricole du Nord Est
Crédit Lyonnais
Fédération Nationale du Crédit Agricole
Musée des Arts Asiatiques - Thierry Ollivier

Image bank: Getty Images
Tom Bean, Chabruken, Jim Cummins, Robert Daly, Christian Hoehn, Yann Layma,
Jens Lucking, Ryan McVay, David Oliver, Greg Pease, Luca Trovato,
Walter Sanders, Joel Sartore, Jaohn Wang, Angela Wyant


CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
A French limited company with a share capital of €4,420,567,311
Paris Trade and Company Registry No. 784 608 416
91-93, boulevard Pasteur - 75015 Paris - France
Tel. 33 (0) 1 43 23 52 02 – www.credit-agricole-sa.fr

Crédit Agricole S.A.
File No. 82-34771

Exhibit 1.2

Update of the 2004 *Document de reference*

April 20, 2005

For an English-language summary of the update to the 2004 *Document de référence*, which was registered with the AMF on April 20, 2005 under visa no. D.05-0233-A01, please see the attached 2004 shelf-registration document and exhibit 1.1 hereto.

Crédit Agricole S.A. - 2004 Shelf-registration document



2004 Shelf-registration document

CRÉDIT AGRICOLE S.A.

contents

2004 Shelf-registration document


CRÉDIT AGRICOLE S.A.

AMF

Only the French version of the shelf-registration document has been submitted to the AMF. It is therefore the only version that is binding in law. The original French version of this shelf-registration document was registered with the *Autorité des Marchés Financiers* (AMF) on 17 March 2005 under number D.05-0233, in accordance with articles 211-1 to 211-42 of the AMF's Internal Regulations. It may not be used in support of a financial transaction unless accompanied by a transaction circular approved by the AMF.



Presentation of Crédit Agricole S.A.

PROFILE

A powerful group: leader in France with a European dimension and global ambitions

Crédit Agricole is the largest high street banking group in France, with 43 Regional Banks all strongly anchored in their respective geographical areas. The acquisition of Crédit Lyonnais in 2003 has strengthened the Group's positions in all its business activities. It is now among the European leaders in terms of domestic market position, and among the largest in the world in terms of capital.

As a result of the Group's desire to embrace the market while strengthening its mutual identity, Crédit Agricole S.A. was floated on the stock market in December 2001. Crédit Agricole S.A. represents all Group business lines and entities, and serves the entire spectrum of customers from personal customers right through to large international groups. With operations in 60 countries, it has a targeted international expansion strategy.

FOREMOST HIGH STREET BANK IN FRANCE

- Over 21 million customers managed by the Crédit Agricole Regional Banks and Crédit Lyonnais;
- 9,060 branches;
- Over 24% of the personal banking market in France.

LEADER IN ASSET MANAGEMENT

- Number one in France with over €400 billion in assets managed by the asset management, insurance and private banking divisions;
- French number two in life insurance and number three all insurance activities combined.

LEADER IN SPECIALISED FINANCIAL SERVICES

- French number one in consumer finance;
- Number one in factoring;
- Number two in lease finance.

FRONT-RANKING EUROPEAN PLAYER IN CORPORATE AND INVESTMENT BANKING

- Among the world leaders in aircraft and ship finance;
- Among the leading brokers in Europe and number one in Asia for research.

Drawing on its powerful financial base and true to its founding principle of decentralisation, the Group is built on a pillar of common values: responsibility, a strong local presence and a winning spirit.

Crédit Agricole S.A. employs 62,000 people.

Market capitalisation: €33.9 billion at 08 March 2005.

CREDIT RATINGS

Short-term

Moody's	P1
Standard & Poor's	A1+
FitchRatings	F1+

Long-term

Moody's	Aa2
Standard & Poor's	AA -
FitchRatings	AA



MESSAGE FROM THE CHAIRMAN AND THE CHIEF EXECUTIVE OFFICER

2004 was an exceptionally eventful year for Crédit Agricole S.A. The Crédit Lyonnais integration was completed in record time in line with our strategic and organisational targets. We have radically restructured all our business lines. Despite that, most of them delivered some excellent performances. Our 2004 results are a genuine reflection of this exceptional period which is now nearing an end. They reveal strong growth momentum, the initial benefits of reorganisation driven by the Crédit Lyonnais integration, and synergies ahead of our initial forecasts.

Sharp increase in 2004 results

Amid this radical restructuring and an increasingly sluggish economic environment, all business lines delivered sustained growth.

In French retail banking, both the Regional Banks and Crédit Lyonnais strengthened their relationships with customers. Growth at the Regional Banks was driven by a continued strong performance in mortgage lending and an innovative policy for attracting new customers. At Crédit Lyonnais, strong commercial momentum led to a sharp increase in the customer base, with the number of accounts reaching a seven-year high.

Specialised financial services expanded rapidly in Europe, especially in consumer finance, driven by continued strong organic growth coupled with acquisitions in Denmark and, at the year end, in Portugal. Rationalisation of the lease finance business and the acquisition of 50% of Eurofactor in factoring will support the division's future development.

Asset management posted sustained growth. International expansion continued apace and assets under management outside France rose by 42.7%. Our insurance subsidiaries consolidated on their strong positions. Predica delivered an excellent performance in pension savings and death & disability insurance, where it consolidated on its leading position. Pacifica stepped up its growth momentum, with premium income topping the €1 billion mark for the first time.

Calyon, the Group's corporate and investment banking subsidiary, produced the most contrasting performances, as might have been expected. Business volumes were affected by restructuring and a less buoyant environment than in 2003, but results improved substantially towards the year end on the back of a much reduced cost base and a significant fall in risk-related costs.

Lastly, Banca Intesa doubled its contribution to results, reflecting the success of its strategic plan pursued over the past two years.

ROE amounted to 13.6% at the year end, compared with 10.6% a year earlier. Our financial structure remains robust, with an overall solvency ratio of 8.6%.

Successful integration of Crédit Lyonnais

The integration of Crédit Lyonnais went according to plan during 2004. We merged our specialist subsidiaries with identical business activities, created Calyon, our new corporate and investment banking subsidiary, and maintained and developed the Crédit Lyonnais network.

We opted for decentralised integration, a demanding choice which meant that the overall process consisted of a series of projects undertaken in parallel. We successfully completed over 40 legal mergers in France and abroad, reorganised our business lines, relocated over 10,000 employees, and adapted or redesigned our information systems and processes.

Thanks to the strong involvement and commitment of everyone concerned, we were able to complete these operations faster than initially forecast. Most of the legal mergers took place within the space of six months and synergies were therefore achieved ahead of schedule.

Crédit Agricole S.A.'s new structure is now in place. Our achievements in the past few months show that we are fully on track with the ambitious targets we set ourselves in terms of both return on invested capital and timing.

Strong growth momentum

All our business lines began the new year on a solid and stable footing, with new growth and development targets. As early as July 2004, Crédit Lyonnais presented its new business plan based on a unique retail-only model, developed at country level. In October, the Regional Banks held their annual congress in Tours, making a strong commitment to strengthening their business franchise yet further and setting ambitious new growth targets.

All our business lines are taking a similar approach. They are setting new targets and guidelines designed to further the Group's overall strategic objective, which is to consolidate on our leading position in France and to strengthen our European dimension through targeted acquisitions and partnership agreements.

Sustained, profitable growth

The excellent fit between Crédit Lyonnais and the Regional Banks, in terms of both customer profile and geographical location, bears out our strategic choices. It has given us a solid retail banking business in France, supported by our subsidiaries in specialised financial services, asset management and corporate and investment banking.

The transformation undergone by Crédit Agricole as a whole and by Crédit Agricole S.A. since its flotation in December 2001 bears witness to the Group's exceptional ability to act. However, throughout all of this, we have remained true to our basic underlying principles and values: decentralisation and respect for individual identities, with an unwavering focus on Group unity and cohesion. In the months ahead, we will work to strengthen the sense of belonging among our employees and unite them around a bedrock of shared values.

Alongside this radical reorganisation, we have made progress in areas that are crucial to responsible long-term development. A legacy of our mutual roots, responsibility and a strong commitment to the future guide the Group in everything it does. In this spirit, we have continued to improve our corporate governance system, which reflects and guarantees our transparency. We have drawn up a formal Board charter and created a fourth special Board committee in charge of appointments. We have also strengthened the sustainable development function around an approach common to the Regional Banks, Crédit Agricole S.A. and its subsidiaries, with a special focus on compliance issues.

The support and confidence of our shareholders are crucial to our success. We therefore intend to propose a 20% increase in dividend at Crédit Agricole S.A.'s next annual general meeting.

In 2004, Crédit Agricole demonstrated its ability to harness its resources and rely upon its strong foundations to pursue its development.

René Carron Jean Laurent

2004 KEY FIGURES

Trends in earnings

Condensed income statement

In € millions	2002 Pro forma	2003 Pro forma	2004
Net banking income	11,659	12,721	12,513
Gross operating income	2,959	3,832	3,761
Operating income	2,189	2,711	3,185
Pre-tax income on ordinary activities	2,539	3,518	4,376
Integration-related costs	-	(513)	(349)
Goodwill amortisation	(622)	(900)	(729)
Net income before minorities	1,421	1,493	2,507
Net income, Group share	1,246	1,140	2,203

Net income, Group share

before goodwill amortisation and integration-related costs.
(in € millions)


3,157
2,401
1,868
2002 Pro forma
2003 Pro forma
2004

Business operations

In € billions	31/12/2002	31/12/2003	31/12/2004
Total assets	756.5	786.0	815.3
Gross customer loans	171.1	167.5	171.6
Customer asset	374.7	388.3	406.2
Assets under management (asset management, life insurance and private banking)	343.5	379.8	405.8

Return on Equity


13.6%
10.6%
8.7%
2002 Pro forma
2003 Pro forma
2004

Business segment profitability

Contribution to 2004 net income

before goodwill amortisation and integration-related costs
(in € millions)

658 Regional Banks



529 Crédit Lyonnais

412 Specialised financial services

960 Asset management, insurance and private banking



1,053 Corporate and investment banking

335 International retail banking

-486 Proprietary asset management and other

Retail banking related activities account for 72% of total business segment net income


8%
International retail banking
17%
Regional Banks
28%
Corporate and investment banking
13%
Crédit Lyonnais
10%
Specialised financial services
24%
Asset management, insurance and private banking

As a percentage of total business segment net income (excluding proprietary asset management and other), before goodwill amortisation and integration-related costs

Financial structure


Shareholders' equity
(in € millions) - published figures
17,432
1,618
383
15,431
29,958
1,944
4,443
23,571
30,814
1,833
4,041
24,940
31/12/2002
31/12/2003
31/12/2004
FGBR
Minority interests
Group share
International solvency ratio
9.0%
8.8%
8.9%
7.9%
8.6%
8.0%
31/12/2002
31/12/2003
31/12/2004
Tier 1

Ratings

Short-term

Moody's	P1
Standard & Poor's	A1+
FitchRatings	F1+

Long-term

Moody's	Aa2
Standard & Poor's	AA -
FitchRatings	AA

Headcount

(full-time equivalents)


64,384
44,556
19,828
31/12/2003
62,001
43,329
18,672
31/12/2004
France
International



2004 STOCK MARKET DATA

Share data


Earnings per share
before goodwill amortisation and
integration-related costs,
based on the average number of shares in issue
during the period (in €)
1.41
1.79
2.14
2002 Pro forma
2003 Pro forma
2004
Net dividend per share
(in €, excluding tax credit)
0.55
0.55
0.66
2002
2003
2004*
* Subject to approval at the AGM on 18 May 2005.
An interim dividend of €0.30 was paid on 16 December 2004.
Market capitalisation
up 2.3 times in 2 years
(in € billions, at 31 December)
14.0
27.9
32.7
2002
2003
2004

Ownership structure at 31 December 2004

To the best of Crédit Agricole S.A.'s knowledge, ownership of the share capital and voting rights as of 31 December 2004 was as follows:

Shareholder	Number of shares	% of share capital	% of voting rights
SAS Rue la Boétie	794,929,524	53.95%	55.04%
Treasury shares held to cover stock options and buyback commitments	29,324,633	1.99%	-
Employee share ownership plan	66,482,278	4.51%	4.60%
AGF	39,097,066	2.65%	2.71%
Institutional investors	389,848,355	26.46%	27.00%
Retail shareholders	153,840,581	10.44%	10.65%
Total	**1,473,522,437**	**100.00%**	**100.00%**

To the company's knowledge, no other shareholder owns 5% or more of the share capital or voting rights either directly, indirectly or in concert.

There are no shareholders' agreements.

Crédit Agricole S.A. shares

SHARE PRICE PERFORMANCE


Share price performance since 14 December 2001
Comparison with the DJ Euro Stoxx Bank and CAC 40 (indexes recalculated on the basis of Crédit Agricole S.A.'s IPO price)
in €
25
20
15
10
5
0
14/12/01
14/12/02
14/12/03
14/12/04
DJ Euro Stoxx Bank
CAC 40
Crédit Agricole S.A.
Trends in share price and trading volumes
since flotation on 14 December 2001
in €
Volume
40000
30000
20000
10000
0
Volume Crédit Agricole S.A.
Crédit Agricole S.A.

(Source: Traderforce)

BACKGROUND

Crédit Agricole S.A. shares made their stock market debut on 14 December 2001, at a price of €16.60. On the first day of trading, they gained 4.7% to close at €17.39, with 42 million shares traded. The shares ended the year at €17.79.

2002 was a particularly bad year for the economy and the financial markets. Against this background, Crédit Agricole S.A. shares had a very satisfactory first half, outperforming the CAC 40 index and making strong gains in March 2002. During the financial markets crisis in the second half, the shares followed the general downward trend but proved relatively resilient to the difficult conditions. They ended the year at €14.38, shedding only 18.7% compared with 33.7% for the CAC 40. The shares joined the CAC 40 on 6 August, less than eight months after their initial public offering, triggering brisk trading on 5 August, with 26.7 million shares changing hands. On 16 December 2002, Crédit Agricole S.A. made an offer for Crédit Lyonnais.

2003 was a better year for the markets generally. Crédit Agricole S.A. shares gained 31.6%, ending the year at €18.93. This was the ninth best performance among CAC 40 stocks and compares with a gain of 16.1% for the CAC 40, which closed at 3,557.9 on 31 December 2003. This performance is all the more creditable in that it was achieved during an eventful period for the Group, which could have put pressure on the share price: the offer for Crédit Lyonnais, two new share issues representing a capital increase of just over 10%, and the CAC 40's move to free-float weightings which slightly reduced Crédit Agricole S.A.'s weighting in the index. During the year, the number of shares increased by 51% and market capitalisation doubled, rising from €14 billion on 31 December 2002 to €28 billion one year later.

The markets were relatively sluggish in 2004, rising by 5% in the first half and by only 2% in the second, after a low point in mid-August. Crédit Agricole S.A. shares outperformed the CAC 40, gaining 17.3% during the year to close at €22.20. This was the twelfth best performance among CAC 40 stocks and compared with a gain of 7.4% for the CAC 40. Average daily trading volumes amounted to 3.3 million with a peak in mid-September when Crédit Agricole S.A. shares joined the DJ Euro Stoxx 50 index on 20 September 2004. At the year end, market capitalisation amounted to €32.7 billion.

Since the beginning of 2005, the shares have continued to gain, closing at €23.01 on 8 March 2005.



SHARE DATA

	31 December 2004	31 December 2003	31/12/2002
Number of shares in issue	1,473,522.437	1,473,522,437	972,209,899
Market capitalisation (in € billions)	32.71	27.89	13.98
EPS (in €)	2.14[1]	1.79[1]	1.41[2]
BVPS (in €)	16.27	15.45	15.12
P/BV	1.36	1.22	0.95
P/E	10.37	11.61	10.35
Year's high and low (in €)			
High	23.80	18.95	24.70
Low	18.98	12.65	14.24
Latest	22.20	18.93	14.38

(1) Pro forma net income Group share before goodwill amortisation and integration-related costs divided by the average weighted number of shares in issue.
(2) Net income Group share before goodwill amortisation divided by the weighted average number of shares in issue.

TRADING IN CRÉDIT AGRICOLE S.A. SHARES

A total of 853.6 million shares were traded during 2004 for a value of €18 billion.

Monthly trading volumes ranged from 52.7 million to 102.3 million shares.

(in €)

2004	High	Date	Low	Date	Average closing price	Average daily trading volume
Q1	21.60	11/03/2004	18.98	05/01/2004	20.24	3,382,279
Q2	21.72	08/04/2004	19.53	12/05/2004	20.61	3,064,965
Q3	22.12	21/09/2004	19.24	15/07/2004	20.37	3,156,889
Q4	23.80	11/11/2004	21.83	19/11/2004	22.69	3,571,897

(Source: Traderforce)

DIVIDENDS

Crédit Agricole S.A. paid a dividend per share of €0.55 for 2001, 2002 and 2003. The Board of Directors of Crédit Agricole S.A. will propose a dividend for 2004 of €0.66*; an interim dividend of €0.30 was paid on 16 December 2004.

** Subject to approval at the AGM.*

Amount (in €)	2004	2003	2002
Net dividend per share	0,66[1]	0.55	0.55
Gross dividend per share	0,81	0.825	0.825

(1) Interim dividend of €0.30 paid on 16 December 2004, €0.45 inclusive a tax credit.

TOTAL SHAREHOLDER RETURN

The table below shows total shareholder return for retail investors in Crédit Agricole S.A. shares. The calculation is based on the closing share price on the day of investment (initial public offering on 14 December 2001 or beginning of the period in other cases), with gross dividends (inclusive of tax credit) reinvested, including the interim dividend paid on 16 December 2004. It also assumes that investors took up the rights issue at the end of October 2003 on the basis of one new share at a price of €16.07 for every eleven shares held. All figures are before tax.

By way of example, a shareholder who invested in Crédit Agricole S.A. shares at the time of the IPO and reinvested all dividends received would have achieved an average annualised return of 15.09% at the end of 2004.

Holding period	Cumulative gross return	Average annualised return
1 year (2004)	23.35%	23.35%
2 years (2003-2004)	64.56%	28.28%
3 years (2002-2004)	44.68%	13.10%
Since 14 December 2001[1]	53.43%	15.09%

(1) IPO at €16.60.

TREASURY SHARES

The table below summarises movements in treasury shares held by Crédit Agricole S.A.

	Quantity	Book value (in €)		Trading fees	Percentage of share capital
Opening balance	2,310,599	16.63	38,420,508.73		0.157%
Purchased during the year	27,531,378	19.74	543,454,332.16	511,426.21	
Divested during the year	517,344	18.14	9,384,620.16	64.10	
Closing balance	**29,324,633**	**19.52**	**572,490,220.73**		**1.99%**

At 31 December 2004, all treasury shares purchased under the share buyback programme were allocated to cover stock option commitments.

All treasury shares divested during the year were used for this purpose.

2005 financial calendar

9 March	**Publication of 2004 annual results**
22 April	**Presentation of pro forma 2004 financial statements on IFRS**
18 May	**Annual general meeting in Lyon, France**
2 June	**Publication of 2005 first quarter results**
7 September	**Publication of 2005 half-year results**
16 November	**Publication of 2005 nine-month results**

Contacts

Group Financial Communications

Denis Kleiber

Tel. +33 (0)1.43.23.26.78

Institutional Investor Relations

Claude Rosenfeld

Tel. +33 (0)1.43.23.23.81

Retail Shareholder Relations

Marie-Agnès Huguenin

Tel. +33 (0)1.43.23.15.99

www.credit-agricole-sa.fr

CRÉDIT AGRICOLE S.A. IN 2004

2004: radical restructuring of the Group

The integration of Crédit Lyonnais was all but complete by the end of 2004. Despite its unprecedented scale, this project has taken little more than a year to achieve, thanks to the strong commitment and involvement of everyone concerned. It has radically changed the shape of Crédit Agricole S.A.

CLEAR ORGANISATIONAL CHOICES

The Group has been structured around six business lines organised into separate subsidiaries. This decentralisation, which is one of the Group's founding principles, dictated the organisational choices made:

- The Crédit Lyonnais branch network has kept its independence and brand name to meet the expectations of its customers, who are not the same as those of the Regional Banks;
- Corporate and investment banking is housed within Calyon, a subsidiary comprising CAI and the transferred corresponding activities of Crédit Lyonnais. This technically complex operation was completed in the second quarter of 2004;
- Specialist subsidiaries in the same business areas have been combined. These mergers were organised in a way that enabled the retail banking business to continue without disruption;
- General management and the group's central support functions are responsible for the Group's overall unity and co-ordination.

A LARGE-SCALE IMPLEMENTATION PROCESS

A large number of human resources, legal and logistical projects were carried out in parallel to ensure a successful outcome to this radical reorganisation.

In line with the Crédit Agricole Group's strong tradition of social dialogue, several months of intense discussions resulted in a number of agreements designed to facilitate business transfers and geographical mobility.

A special unit was set up to support employees seeking a job change, whether internally or outside the Group. The unit has received more than 3,000 people, conducted 8,500 interviews and helped find a solution for 1,400 employees.

The Group's expansion and the integration of subsidiaries governed by the AFB rules (Association of French Banks) required the implementation of a new Crédit Agricole S.A. collective bargaining agreement, which became effective on 1 January 2005.

During 2004, preparations for and implementation of the reorganisation involved all the Group's business activities, with the exception of retail banking.

Integration required some forty legal transactions, including asset transfers, share sales or mergers. More than 3,000 employees were involved in the integration work. Lastly, in terms of logistics, over 10,000 people were relocated in order to combine the various teams as quickly as possible and launch a new Group momentum.

INTENSE SOCIAL DIALOGUE

The Consultation Committee, launched in September 2003, met 13 times in 2004.

Management and the staff representative bodies met to discuss the merger operations in France and to explain the strategic choices made and their financial, business, legal and employment implications.

Over 25 works councils were consulted in more than 350 meetings.

Key employment agreements:

- 17 March: agreement to facilitate business transfers and provide staff with support measures for geographical mobility;
- 26 March: agreement on employment policy setting out support measures for internal and external mobility;
- 16 September: agreement on the new Crédit Agricole S.A. collective bargaining agreement;
- 27 October: agreement on renewal of the composition of the Crédit Agricole Group Works Council.

SWIFT IMPLEMENTATION

Almost all the new legal structures were created during 2004. Most of these operations were completed ahead of schedule during the first six months of the year.

The first legal merger took place in March in the consumer finance business, with Sofinco's absorption of Finalion. Calyon, the Group's corporate and investment banking subsidiary was created on 30 April, a gigantic venture which involved transferring €140 billion of assets from Crédit Lyonnais to CAI within very tight deadlines. The lease finance mergers were completed in May, the insurance mergers in June and the asset management mergers in early July. Also in early July, Crédit Lyonnais, which is now refocused entirely on retail banking, launched its 2004-2007 business plan.

Information systems integration, which affected many business activities, progressed swiftly. This project culminated in the creation of an economic interest grouping in January 2005 to house shared systems.

AN EVENTFUL YEAR

2004: most mergers completed within six months.

- 31 March: Sofinco-Finalion merger,
- 30 April: Transfer of Crédit Lyonnais (C.I.B.) assets to CAI to create Calyon,
- 27 May: Ucabail-Lixxbail merger,
- 30 June: Predica-UAF merger,
- 1 July: CAAM-CLAM merger,
- 2 July: CPR AM-ABF CM merger,
- 2 July: CFM-CLSA Monaco merger (international private banking),
- 2 July: Crédit Lyonnais Luxembourg made a subsidiary of CAI Luxembourg (international private banking),
- 17 September: Eurofactor: agreement to acquire Euler Hermes's 49% holding,
- 30 September: Afcalia-Pacifica merger,
- 26 November: Integration of all cash and settlements activity into Cedicam,
- 17 December: Agreement to merge securities activities with those of the Caisses d'Épargne,
- 22 December: Eurofactor 98%-owned after acquisition of Euler Hermes' stake,
- 30 December: Signature of the takeover to 100% of Finaref after acquisition of 10% from PPR.

In 2005:

- Private Equity: reorganisation around three business lines,
- Merger of CAI Switzerland - Crédit Lyonnais Switzerland (international private banking),
- Reorganisation of commercial real estate management business (CLAM Immobilier + Uniger),
- Merger of factoring activities.

Meanwhile, the central support functions have been also been reorganised to meet the new requirements imposed by the Group's expansion. Alongside general management, the central support functions are responsible for overall co-ordination and consistency of the Group's business lines and subsidiaries.

Six central support functions within Crédit Agricole S.A., supported by decentralised departments within the business lines:

- Group Finance,
- Group Risk Management,
- Group Internal Control and Audit,
- Group Human Resources,
- Group Corporate Secretary,
- Operations and Logistics.

The targets set at the time of the offer for Crédit Lyonnais, which seemed ambitious in December 2002, have been achieved ahead of schedule. During 2005, therefore, the Group will focus on strengthening and developing its first-class business franchise.



SUMMARY CHART OF SUBSIDIARIES AND AFFILIATES

at 31 December 2004

CRÉDIT AGRICOLE S.A.

French retail banking

- 25%* → **42 Regional Banks**

Specialised financial services

- SOFINCO
- GROUPE FINAREF
- UCABAIL
- TRANSFACT
- GROUPE LUKAS / EFL
- EUROFACTOR

Asset management, insurance and private banking

Asset management
- CAAM
- CPR AM
- CREELIA
- UNIGER
- BFT

Securities and institutional financial services
- CA-IS CT
- CA-IS BANK

Insurance
- PREDICA
- PACIFICA

Private banking
- BGPI

95.21%

Securities and institutional financial services
- CA-IS BANK LUXEMBOURG

Private banking
- CAI LUXEMBOURG
- CAI SUISSE
- CRÉDIT FONCIER DE MONACO (△)

94.82% → **Crédit Lyonnais**

Securities and institutional financial services
- EURO ÉMETTEURS FINANCE (□)

Private banking
- CL SUISSE

Percentage interest:
- ● Over 90%
- □ Between 50 and 90%
- △ Under 50%

* Excluding "Caisse Régionale de la Corse" (not consolidated).


Corporate and investment banking
CAPE HOLDING
International retail banking
BANCA INTESA
CRÉDIT URUGUAY BANCO
BANCO DEL DESARROLLO
BES
BANKOA
BELGIUM CA
Proprietary asset management and other activities
CRÉDIT AGRICOLE IMMOBILIER
UNI-ÉDITIONS
CEDICAM
FONCARIS
EURAZEO
Calyon
CA CHEUVREUX
CALYON FINANCIAL INC.
CARR INDOSUEZ ASIA
CALYON AIRFINANCE
CL GLOBAL BANKING
CL CAPITAL MARKETS INTERNATIONAL
BSF
UBAF



PRESENTATION OF BUSINESS SEGMENTS

Six business segments

French retail banking- Regional Banks*

Contribution to net income*: €658 million

Banking services for personal customers, farmers, corporate customers and local authorities, with a very strong regional presence.

The Regional Banks provide a full range of banking and financial products and services, including mutual funds (money market, bonds, equities), life insurance, lending (particularly mortgage loans and consumer finance), and payment systems. In addition to life insurance, they also provide a broad range of property & casualty and death & disability insurance, making Crédit Agricole France's third biggest insurer *(Source: FFSA)*.

These services are available through the local branch network and a range of alternative channels (interactive voice server, Internet, interactive television, mobile telephone).

- **16 million personal customers;**
- **7,162 branches;**
- **Market leader in** *(Source: Banque de France; Society)*:
  - bank savings (20.5%),
  - personal, small business and corporate lending (16.7%),
  - farming sector: 85%,
  - small businesses: 26%.

*42 Regional Banks are accounted for by the equity method (25%) in Crédit Agricole S.A.'s consolidated financial statements. The « *Caisse Régionale de la Corse* » is not consolidated.

French retail banking- Crédit Lyonnais

Net banking income: €3.4 billion

Personal, small business and middle-market banking, with a strong focus on urban areas and a segmented customer approach.

Crédit Lyonnais offers a full range of banking products and services, together with asset management, insurance and private banking services.

These services are available through multiple distribution channels, including branches, ATMs, telephone, mobile phone and Internet.

Middle-market customers have their own dedicated network of commercial advisers, together with a corporate finance advisory service specifically geared to their needs.

- **6 million personal customers**
- **1,895 branches, including 50% in towns with over 200,000 inhabitants**

Specialised financial services

Consumer finance, lease finance and factoring

Net banking income: €2.4 billion

Consumer finance: number one in France (Source: Society)

- **Total consumer finance outstanding: €32 billion**

Sofinco: A specialist in consumer finance, distributed through retail outlets (cars, household equipment), a direct network of around one hundred branches, Regional Bank and Crédit Lyonnais branches, and partnerships with major retailers. Sofinco also has operations in seven European countries and Morocco.

- **3.5 million customers in France**
- **4.2 million abroad (of whom 1.5 million in Poland customers of Lukas)**

Finaref: A specialist in remote provision of financial products, (consumer finance and insurance) distributed through partnerships with mail order retail companies and leading retail groups. Finaref also has operations in Scandinavia.

- **6.5 million private label cards**

Lease finance: French number two with Ucabail (Source: ASF)

A specialist in lease finance, financing with services and long-term rental for small business and corporate customers of the Regional Banks and Crédit Lyonnais.

Leader in property financing.

- **Total lease finance outstanding: €12.6 billion**

Factoring: number one in France with Eurofactor and Transfact (Source: ASF)

- **Factored receivables: €28 billion**

Asset management, insurance and private banking

Net banking income: €2.8 billion

Asset management: leader in mutual funds in France (Source: Europerformance)

The Group's asset management division comprises Segespar group with its subsidiaries, including CAAM, and also BFT Gestion. It offers mutual funds for retail, corporate and institutional investors, and discretionary management services for corporate and institutional investors.

Assets under management: €347 billion

Insurance: third largest insurer in France (Source: FFSA)

Life insurance: French number two *(Source: FFSA)* with Predica, offering investment and death & disability products to Regional Bank and Crédit Lyonnais customers.

Assets under management: €129 billion

P&C insurance: Pacifica offers a very broad range of property & casualty insurance products, which are sold through the Regional Banks.

Premium income: €1,022 million

Private banking

Assets under management: €68 billion

Calyon: corporate and investment banking

Net banking income: €3.9 billion

Calyon has operations in sixty countries. For all product lines combined, it ranks among the top three players in France and the top fifteen in Europe.

Financing activities: Calyon is a major player *(Source: Bloomberg)* in loan syndication ranking eighth mandated lead arranger in Europe, Middle-East and Africa, and number two in France *(Source: Bloomberg)*. It has first-class positions in structured finance, including project finance and aircraft and ship finance.

Investment banking and capital markets: Calyon has a prominent position in France and is one of the top ten European players in primary bond markets, securitisation and public securities transactions. In brokerage, Cheuvreux is a leading player in Europe while CLSA is number one in Asia *(Source: Asiamoney)* for the quality of its research. Calyon Financial, Calyon's futures broker, is among the world's top players in its markets.

International retail banking

Net banking income of consolidated subsidiaries: €352 million

Contribution from companies accounted for by the equity method: €305 million

Crédit Agricole S.A.'s international banking operations are based principally in Europe and, to a lesser extent, in Africa/Middle-East and Latin America.

In Europe, Crédit Agricole S.A. has forged partnerships with major banks in the key southern European countries: Italy (Banca Intesa), Portugal (Banco Espírito Santo) and Greece (Emporiki Bank).

French retail banking- Crédit Agricole Regional Banks

MARKET LEADER IN PERSONAL BANKING

Crédit Agricole is France's leading *(Source: TN Sofres)* retail banking network, with 16 million personal customers and almost 7,200 branches, representing 28% *(Source: TN Sofres)* of the market. A strong commercial drive designed to consolidate this outstanding position led to some excellent performances in 2004.

During 2004, the Regional Banks focused on strengthening their business franchise, particularly in the under-25 age bracket where its penetration rate is 21.3% *(Source: Society)*, and on increasing the number of products sold per customer, with a strong emphasis on pension and insurance products.

Crédit Agricole is now the benchmark institution for pension savings, selling over a million regular contribution plans for pension purposes and 390,000 personal pension plans (PERPs) in 2004, representing 30% *(Source: Society)* of the market. Furthermore, the Confluence life insurance plan, which provides a lump sum benefit, is now the leading life insurance policy in France with over 2 million policyholders *(Source : Society)*.

In daily banking services, the number of 'Compte Service' current account agreements reached 8.1 million at the year end, an increase of 400,000 over the year.

Crédit Agricole has kept its number one position in bank cards with 12.2 million cards in issue, including 10.9 million payment cards. This represents a market share of 24.6% *(Source: Groupement des cartes bancaires)*.

In insurance, Crédit Agricole is the leading bancassurer in the retail market, in both property & casualty, with almost 720,000 new policies, and in death & disability *(Source: FFSA)*. Crédit Agricole is taking an increasing share of the long-term care market, a segment in which it has taken the leading place *(Source: FFSA)* with over 50% of all new business, and health insurance. With over 376,000 accidental death policies taken out in 2004, an increase of 5.9%, insurance policies in force now amount to almost €2.2 million.

Crédit Agricole's remote banking services are used by one customer in four and the number of multimedia contacts totalled 275 million in 2004.

Commercial activity was sustained in 2004, with 8.8% growth in the loan book over the year.

In mortgage lending, Crédit Agricole has kept its number one position in the French market, with 23.9% share. New lending was buoyant during the year, rising by 24.3% to €29 billion. Total loans outstanding rose by 12.9% to €117 billion *(Source: Banque de France)*.

At the year end, the Regional Banks' total consumer finance book amounted to €38 billion, an increase of 4% over the year.

Customer assets rose by €28 billion in 2004. Bank deposits and savings amounted to €233 billion, with new inflows up 4.3% over the year. This has increased Crédit Agricole's market share by 0.3 percentage points over the year to 23.1% *(Source: Banque de France, stat. régionales)*. Net new inflows to home purchase savings plans rose by 4.4% over the year.

Activity in life insurance remained robust in 2004. Assets under management reached €100 billion by the year end (up 10.8% over the year). Investments in mutual funds and R.E.I.T. rose by 8.7% over the year.

LEADER IN FARMING AND SMALL BUSINESS BANKING

Crédit Agricole is by far and away the leading bank to the farming industry, covering about three quarters of all financing needs and over 60% of savings *(Source: Banque de France)*.

It is also the leading banker to the agrifoods industry, with 31% market share of which 58% of the agricultural co-operatives segment *(Source: Banque de France)*.

Crédit Agricole's 450,000 farming customers account for about 3% of the total customer base, but 14% of the total loan book.

2004 saw strong demand for medium and long term loans, with new lending amounting to €6.3 billion, a rise of 12% compared with 2003. The total farming loan book increased by 3.8% in 2004.

Crédit Agricole offers a full range of pension products tailored to the specific needs of the farming community. In 2002, it embarked on an ambitious policy of developing a comprehensive range of insurance products for the farming community, covering both property & casualty and life insurance. In less than three years, its market share has risen to over 6.2% (against 3% at end 2003), with about 200,000 policies in force *(Source: FFSA)*.

The small business segment is Crédit Agricole's second largest retail market after personal banking, with 750,000 customers. This segment comprises craftsmen, sole traders, the professions, associations and businesses with less than €1.5 million in sales. Crédit Agricole is the leader in market share for both business needs (26%) and personal needs (28%) *(Source: TMO)*. The segment accounts for almost one third of all new mortgage loans and a significant proportion of high net worth customers.

Activity was sustained in 2004. Long-term loans were up sharply, driven by 4.2% growth in new lending after an already highly active year in 2003.

In insurance, Crédit Agricole has developed an offering tailored specifically to the needs of associations, a segment in which it has a flagship position, with 35% of the market *(Source: Enquête CNRS-Matisse/Sté)*.

Many partnerships have been forged or extended in buoyant markets, such as the healthcare professions, pharmacies and the highly dynamic franchise sector.

CRÉDIT AGRICOLE, NUMBER THREE IN LOCAL AUTHORITY LENDING

2004 was a particularly buoyant year in the local authority market, which remains in good financial health. New lending topped the €3.5 billion mark, an increase of 8% over the year, despite two years of already robust growth. Crédit Agricole thus consolidated on its position as third biggest lender to the local authority sector, with market share of 17% at end June 2004 *(Source: Dexia, C. Épargne, Crédit Agricole)*.

To handle larger financing requirements, the Regional Banks have developed a policy of syndicating major deals between themselves. Changes in legislation governing local authority financing and investment have enabled Crédit Agricole to successfully develop an innovative offering, such as public-private partnerships.

FURTHER PROGRESS IN MIDDLE-MARKET BANKING

The Regional Banks had a very satisfying year in middle-market banking, which comprises companies with over €1.5 million in sales.

Customer assets rose by 5.5% in 2004, to €25 billion: bank deposits (up 7%) growing quicker than mutual fund investments (up 3%).

Long-term loans outstanding rose by 4% to €38 billion, driven by a record level of new lending, which amounted to €6.3 billion in 2004, an increase of 7.8% over one year. Large deals syndicated with Calyon accounted for almost 12% of the Regional Banks' direct lending in 2004.

Specialised financing through the Group's leasing and factoring subsidiaries delivered satisfactory growth.

In cash management and services, the number of domestic and international cash pooling agreements in place has risen by 70% over one year to 356.

In employee savings, the stong inflow recorded over the first nine months 2004 (+20%) almost completly compensated for the outflow generated by the governmental measures aimed at supporting consumption and investment, implemented in the second half-year.

Lastly, Crédit Agricole has created a network of representative offices abroad to support its middle-market customers in their international banking needs.

CEDICAM: A LEADING PLAYER IN PAYMENTS

Cedicam, an economic interest grouping, is the Group's payment systems subsidiary.

In November 2004, OBS, Crédit Agricole S.A.'s high-value and international payments subsidiary, was taken over by and merged into Cedicam, which thus became the Group's specialist subsidiary for all domestic and international payments. Cedicam has 560 employees and handles 28 million payments for an amount of €58 billion daily.

In 2004, the Crédit Agricole Group (including Crédit Lyonnais) had 15.6 million interbank cards (31.7% market share), over 14,000 cash machines and ATMs (33.3% market share) and more than 267,000 POS electronic terminals in retail outlets (26.7% market share) *(Source: Groupement des cartes bancaires)*. It also handled 17.3 million Swift messages (worldwide interbank payments and messaging system).

French retail banking-Crédit Lyonnais

During 2004, Crédit Lyonnais defined its new business scope and now focuses on personal, small business and middle market in France. This change was accompanied by an ambitious business plan which aims to make Crédit Lyonnais a national benchmark for performance by 2007. By the year end, the business plan had already entered its active phase, with more than 300 operational projects underway, involving all the bank's business segments.

Meanwhile, despite a more difficult environment during the second half, commercial momentum remained strong, driven chiefly by further development of the multi-channel delivery system (50 new branches opened during 2004, new commercial structure now fully operational, creation of regional private banking centres, and steady growth in alternative channels such as ATMs, Internet, fixed and mobile telephony).

In the personal banking market, a strong commercial drive helped strengthen the business franchise. The number of current accounts rose to almost 4.3 million at the year end and the number of new accounts opened during the year increased by over 10%. Moreover, the number of members of Fidélisation Avantage, Crédit Lyonnais' customer loyalty scheme, topped the 2 million mark at the end of 2004.

Customer deposits grew by 6.7% in 2004, outperforming the market and confirming a new momentum in market share gains.

This performance was driven by the launch early in the year of the new Cerise passbook account, which led to a 17.2% increase in passbook deposits across the year. Amid less attractive market conditions, contractual savings accounts grew by only 0.6% while time deposits decreased by 7.6%.

Life insurance business was sustained in 2004, with in-force business growing by 11.1%. In pension savings, Crédit Lyonnais sold almost 60,000 'Velours' tax-efficient personal pension plans (known as PERPs in France) in 2004 demonstrating its ability to promote new offerings. In mutual funds, gross new inflows stood at €12.4 billion. 2004 also saw the launch of Stratem, an investment plan designed to encourage



gradual investment in the financial markets through diversified equity and fixed-income funds.

Crédit Lyonnais delivered yet another excellent performance in placing public offerings made in 2004 (bioMérieux, Snecma, Pages Jaunes and APRR), systematically taking top position among the branch banks in placing shares with retail investors *(Source: Society)*.

Amid a highly competitive environment, lending remained buoyant, with the total loan book up by almost 10%. Mortgage lending was the main contributor, rising by 10% due to growth in floating-rate loans, which helped limit the downward pressure on margins. Trends in consumer finance were more contrasting. Consumer finance enjoyed strong growth following some highly targeted marketing campaigns such as young active people, the Paris car show, student packages, etc. Revolving credit facilities and overdrafts declined during the second half, in line with the rest of the market.

Property & casualty insurance was buoyant in 2004, with 187,000 new policies written compared with 166,000 in 2003. Although all products contributed, the main growth drivers were motor insurance (up 25%) and personal accident cover (up 10%). Crédit Lyonnais once again demonstrated its innovative power with the launch of 'Antidote', an extended warranty for household electrical and audiovisual goods, which has already attracted 20,000 customers. At the end of 2004, there were almost 425,000 comprehensive household, motor, health and personal accident policies in force, a rise of 7% compared with the previous year.

Crédit Lyonnais consolidated on its leading position in premium cards in 2004, with the number of premium card holders rising to over 420,000 by the year end *(Source: Groupement des cartes bancaires)*.

In small business banking, Crédit Lyonnais opened 40,000 new accounts during 2004, an increase of 10% on the previous year. The number of banking and other financial services sold per customer continues to grow, with a 22% increase in sales of the Multi-Prévoyance Pro comprehensive business insurance policy, a 15% increase in the number of subscribers to the Crédit Lyonnais Access online banking service, and one customer in three now having a Convention Pro current account package. The dual approach to business and personal banking needs continues to pay dividends. Today, eight business customers in ten are also personal customers of the bank. In lending, almost 29,000 new medium and long term loans and 8,000 leasing contracts were granted during 2004, representing a 14% increase in new lending and 9% in the loan book.

In middle-market banking, Crédit Lyonnais reorganised its activities during 2004, transferring its major corporate relationships to Calyon during the first half. Corporate finance activity was sustained. The number of deals rose by 31%, thanks to a drive to step up origination on the part of the regional corporate finance specialists. More than 210 deals were completed in 2004, for a value of €1.1 billion (up 22%). Among them, structured acquisition finance and LBOs had a record year with 155 deals and a significant increase in the average deal value. Crédit Lyonnais took part in 29 new syndicated loans, the same number as in 2003, but this year it acted as arranger for one deal in every two, thereby strengthening its position in this activity.

Commercial banking remained buoyant. Customer assets amounted to €5.9 billion, an increase of 3.1%, driven chiefly by the quality of mutual fund performances. In a persistently sluggish and highly competitive market, long-term lending held steady at €6.6 billion despite a more selective approach to borrowers. Payment volumes grew by a satisfactory 5.4%, driven by an aggressive approach by the network, particularly in international payments, which were up 12.1%. Meanwhile, there was sharp increase in the number of companies using electronic banking systems, thanks to the success of the new Internet range.

Specialised financial services

Specialised financial services encompasses consumer finance, lease finance and factoring, predominantly in France but increasingly in the international markets as part of the Group's targeted expansion strategy.

CONSUMER FINANCE

Sofinco

Sofinco has consumer finance operations in France and eight other countries, mostly in Europe.

The merger between Sofinco and Finalion, Crédit Lyonnais' consumer finance subsidiary, was completed on 31 March 2004. As early as mid-April, the sales networks were integrated, strengthening the Group's capability in car, leisure and household equipment financing.

In France, consumer finance products are distributed through several channels: at point of sale in retail outlets, direct to retail customers, and through partnerships with car manufacturers, large retail groups and financial institutions. Sofinco also manages revolving credit facilities on behalf of the Regional Banks together with car loans for some of them, and Crédit Lyonnais' entire consumer finance book.

Abroad, Sofinco has operations in eight countries, mostly in Europe. 2004 was devoted to strengthening these operations, particularly in Morocco, Greece and Portugal, where Sofinco raised its holding in Credibom to 100%.

Business activity was satisfactory during 2004. Total loans outstanding rose sharply, to almost €26 billion. New financing rose by 2% in France. International business was robust, with new financing up by an estimated 33%, despite the difficult economic conditions, particularly in Germany and Holland. In Italy, Sofinco entered into a major partnership with Carrefour.

Geographical breakdown of total consumer finance book
(pro forma in € billions)


19.5
5.2
14.3
2002
28.1
6.7
21.4
2003
31.9
9.3
22.6
2004
International
France

Lukas, Poland's leading consumer finance company, had a good year in an increasingly competitive environment. New financing and consumer finance outstandings both rose by 30%, driven mainly by a more diversified offering. Lukas continued to develop its retail banking business during 2004, drawing on its excellent brand image to strengthen its market presence. It opened 150,000 new accounts compared with 80,000 in 2003, an increase of 30% of new clients.

Finaref

Finaref specialises in private label cards and remote sales of financial and insurance products. It became a wholly-owned subsidiary of Crédit Agricole S.A. on 30 December, after acquisition of 10% from PPR.

Finaref has two core business activities, consumer finance and insurance.

In France, Finaref sells its products through several complementary distribution channels: a network of 250 sales outlets within PPR Group retail stores, call centres, direct marketing campaigns, and e-commerce.

Outside France, Finaref has a structured network in Belgium and Scandinavia (Sweden, Finland, Norway and, since April 2004, Denmark).

Insurance products are distributed by Finaref and consumer finance companies, including Sofinco. In 2004, Finaref won a contract to provide loan insurance for Sofinco's instalment credit business.

Business was buoyant in 2004. During the year, 816,000 new credit accounts opened, an year-on-year increase of 8%. New financing rose by 8% to €3.1 billion, driven by 20% growth in international business. Consumer finance outstandings amounted to €5 billion, a year-on-year rise of 5.1%.

Insurance continued to perform well, with 846,000 new policies sold in 2004, an increase of 12%. Insurance premiums managed were up 22%, chiefly due to the new Sofinco contracts.

LEASE FINANCE

Ucabail Group

The Ucabail Group provides lease finance solutions and associated services for investment in new assets.

At the end of May, Ucabail absorbed LixxBail and CIBF, Crédit Lyonnais' lease finance subsidiaries. The new group has some strong positions in the French market, ranking number two in equipment leasing and rental (15% market share), number one in property leasing (18% market share) and number one in Sofergie financing (about 50% market share) *(Source: ASF, déclaration interbancaire)*.

Products are distributed through a multi-channel network including 63 Ucabail branches, branches of the Crédit Agricole Regional Banks, Crédit Lyonnais and HSBC/CCF, and over 1,100 partnership agreements with manufacturers and distributors.

In 2004, under the combined effect of fierce competition and persistently weak fixed investment, new financing was down by 8% compared with 2003, to €3.4 billion. However, long-term rental and computer leasing enjoyed strong commercial momentum, rising by 32% and 6% respectively.

Business in Poland, where EFL is market leader *(Source: Association du leasing mobilier polonais)*, was flat in 2004 in a market that has become highly competitive. However, EFL continued to diversify into the equipment leasing sector and significantly improved its positions in the transport and truck markets.

FACTORING

In 2004, the Group has two factoring companies: Transfact, a subsidiary of Crédit Agricole S.A., and Eurofactor, which was 48% owned by Crédit Lyonnais. At the end of 2004, Crédit Agricole S.A. acquired almost all the share capital of Eurofactor, paving the way for an integration of the two companies, which will give rise to France's foremost factoring group *(Source: ASF)*.

Eurofactor

Eurofactor is a frontrunner in France *(Source: ASF)* with almost 20% of the market. It also has the leading integrated factoring network in Europe, with operations in Germany, Benelux, Spain, France, Portugal and the United Kingdom.

Eurofactor enjoyed significant growth in business despite the difficult economic climate. Just under a thousand new contracts were signed in 2004, an overall increase of 19% in contracts managed. Outside France, new business grew by 45%.

Receivables factored during the year rose by 6.1% to €22.3 billion. In France, factored receivables rose by 4.3%, with 42% growth in the very small business segment and 32% in medium and large corporates. In Europe, growth was more sustained at 9.4%.



In 2004, securitised receivables managed amounted to over €4 billion, representing a 40% increase in financing over one year.

Transfact

Transfact continued to innovate during 2004, notably by developing new financing related services for its customers. For example, financing in under 24 hours, automatic financing, simplified electronic data interchange (EDI) and electronic promissory notes have been added to its product range.

Business was sustained in 2004. Receivables factored during the year amounted to €5.3 billion, a rise of 15% compared with 2003, outperforming the market. These results reflect Transfact's close partnership with the Crédit Agricole Regional Banks.

Asset management, insurance and private banking

In 2004, asset management, insurance and private banking delivered strong growth despite the sluggish markets and the work involved in integrating the specialist subsidiaries of the Crédit Agricole and Crédit Lyonnais groups. Amid these exceptional circumstances, business momentum remained strong, driven by a continued focus on new product development, a dynamic commercial approach across all units, and a slight recovery in the stock markets.

Crédit Agricole kept its leading positions during the year, ranking top in mutual funds in France *(Source: Europerformance)* and third in Europe *(Source: FERI 2004)*. It is also number three in the French insurance market, and has consolidated on its number two position in life insurance.

ASSET MANAGEMENT AND SECURITIES

The asset management division comprises Segespar and its subsidiaries, including Crédit Agricole Asset Management, and also BFT Gestion.

Assets under management reached over €400 billion at the year end, a 7.1% increase over the previous year.

Segespar group

Assets managed by Segespar group (Crédit Agricole Asset Management and its consolidated subsidiaries, CPR-AM, Uniger) amounted to €333.3 billion at the year end, an increase of 16% over the year. Positive market effect contributed €13 billion, while €20.6 billion came from the general mandate granted by Predica on 1 July following the merger between Predica and UAF. The figure also includes an outflow of €1.2 billion in employee savings following the new Sarkozy law permitting early withdrawal of funds from employee savings schemes.

In terms of asset class, inflows came mostly from fixed-income, alternative and absolute return funds.

International expansion continued apace in 2004, with €28.8 billion of assets sold by the international subsidiaries, accounting for 9% of total assets.

The year was rich in new product development. For the retail banking networks, the focus was on launching and developing structured product ranges such as Pulpea/Pulpavie and Magnesium for the Crédit Agricole Regional Banks, and Talisman and Drakkar for Crédit Lyonnais. For institutional clients, the main developments were in alternative investment funds (Dynarbitrage VaR, Greenway range). For international clients, particularly in Asia, 2004 saw the launch of the Chersy range of Japanese-law funds in Japan and a large number of Korean-law funds for retail investors in South Korea.

CAAM is number two in employee savings with €9.4 billion in assets, representing 17.2% market share at 30 June 2004 (source AFG). Its ambition is to take the top spot by drawing on the distribution capability of both retail networks to make the most of opportunities created by the new Fillon law (creation of personal and group pension plans).

Alternative investment products continued to develop through two subsidiaries: Crédit Agricole Alternative Investment Products Group (CAAIPG) and Systeia. Assets managed by CAAIPG amounted to €8.8 billion at the year end, an increase of €3.7 billion over the year. With a track record going back over ten years, the CAAIPG companies are among the world leaders in alternative multi-manager funds. Systeia Capital Management, which specialises in direct alternative investment, increased its assets under management by 7% to €1 billion at the year end.

Integral Development Asset Management (I.DE.A.M), a jointly-owned subsidiary of CAAM and CPR AM, is the Group's socially responsible investment arm. It has its own dedicated analysts and fund managers and had almost €0.8 billion in assets under management at the year end. I.DE.A.M is one of the leading players in the French SRI market.

The property investment fund offering has made a real breakthrough since the decline in the financial markets in the early 2000s. These products are used by investors to offset the deterioration in their equity portfolios.

In quantitative investment, CPR Asset Management now manages almost €16 billion of assets for institutional and corporate investors and financial distributors, with an additional €2 billion coming from its merger with ABF Capital Management and €0.6 billion from new business in 2004. During the year, business with the Group's institutional subsidiaries (insurance companies and Regional Banks) and partners of the Group's international asset management arm gathered pace.

Securities and institutional financial services

These activities enjoyed a second consecutive year of strong growth with assets under custody amounting to €648 billion and assets under administration to €458 billion. This represents an increase of more than 34% over 2003, due partly to the integration of Crédit Lyonnais and partly to strong commercial growth.

INSURANCE

Life insurance

The merger between Predica and Union des Assurances Fédérales (UAF) in June 2004 has strengthened the Crédit Agricole Group's positions in the French life insurance market. Predica now ranks top among bank insurance subsidiaries and second among life insurance companies, with 15.4% market share in terms of assets managed *(Source: FFSA)*.

In a highly buoyant market in 2004, Predica delivered some excellent commercial performances. Assets under management grew by 10% to €129 billion at the year end, slightly outperforming the market. With 12 million policies in force.

Personal pension plans (PERPs) proved extremely popular in 2004, a segment in which Predica had 35% market share by the year end, having sold 450,000 plans *(Source: FFSA)*. Both retail banking networks enjoyed robust growth in new inflows. The Regional Banks amassed over €750 million with its 'Opportunités' range while Crédit Lyonnais also achieved strong growth of 30% in unit-linked business. Lionvie Rouge Corinthe, the flagship product in its range of multi-fund plans, grew by almost 50%. Predica is a leading player in death and disability insurance, with 3.3 million policies in force. In long-term care insurance, Predica ranked in new business gained in 2004.

La Médicale de France and UAF Patrimoine continue to develop. In 2004, La Médicale de France generated premium income of €224 million, an increase of 14%, and UAF Patrimoine €170 million, an increase of 37%. Unit-linked business accounted for more than 45% of new inflows. International expansion also continues apace.

Property & casualty insurance

Property & casualty insurance comprises Pacifica and Finaref's consumer finance related insurance business. During the year, Pacifica merged with Afcalia, Crédit Lyonnais' insurance subsidiary. Pacifica ranks among the top fifteen P&C insurance companies, second in bancassurance and top in the personal accident market *(Source: FFSA)*.

2004 was an outstanding year for products sold through the Crédit Agricole Regional Banks, with two major achievements: a total of 1 million new policies were sold during the year, an over 9.3% increase on the previous year, while in-force policies topped the 4 million mark, an increase of 14.1%. In motor insurance, new business was buoyant, driven notably the launch of a new product called 'capital décote'. Policies in force increased by 7.8%. In comprehensive household insurance, the book rose by 8.4%, driven by policy improvements.

In insurance for the farming sector, a more recent business, policies in force almost doubled to reach 200,000. Other products (personal accident, legal protection and health) were also buoyant with policies in force up 17.4%.

Business in the Crédit Lyonnais network rose, driven chiefly by its two flagships products, Securilion and "Comptes Parrainés". Antidote, a new product launched in the year, attracted near 15,000 customers. Motor insurance business was exceptionally strong with sales up 20%.

The claims ratio reached a historically low level across all lines due mainly to a continued decline in the number of road accidents and the absence of any major natural disasters or storms in France during 2004.

PRIVATE BANKING

2004 was focused on both business development and reorganisation. The structure devoted to very high net worth clients in France made a promising commercial start, while continued unification and rationalisation of the international private banking activities following the integration of Crédit Lyonnais has put the Group among the leading players in its markets. BGPI's €12.5 billion of managed assets now account for only a portion of Crédit Agricole's private banking assets in France, yet it is still a leading player in this market. In international business, the merger between Crédit Agricole and Crédit Lyonnais has allowed a strategic repositioning of the Group. International private banking manages almost €42 billion and operates through a network of subsidiaries or branches in eight financial centres: Switzerland, Luxembourg, Monaco, Spain, Singapore, Brazil, the Bahamas and Miami (USA).

Corporate and investment banking

On 1 May 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez to create Calyon. This large-scale merger involved the transfer of €140 billion of assets, mobilised several hundred employees in France and abroad, and led to the relocation of 7,000 people. Calyon is a powerful new player in the French and European corporate and investment banking market.

Despite the extent of the work involved in this venture, Calyon nonetheless delivered a satisfactory financial performance and achieved some major commercial successes.

The corporate and investment banking activities are conducted through an extensive commercial and geographical network, with over 12,000 people employed in France and abroad. The international markets account for two thirds of Calyon's business. It is organised by business line to ensure effective management of its client relationships. Its client base comprises major French and European corporates, large US and Asian groups, and financial institutions.



Capital markets and investment banking encompasses all capital markets, equity and futures brokerage, equity origination and mergers and acquisitions.

In investment banking, 2004 saw some major deals in securitisation (Korea First Bank and Fraikin) and structured lending, and a good contribution from futures brokerage. Calyon also moved up several places in the world bond rankings, following an increase in issuance activity.

The merger has given rise to a well-known, robust and profitable equity brokerage business based around two first-class subsidiaries, Cheuvreux in Europe and CLSA in Asia, after the disposal of Crédit Lyonnais Securities Europe (CLSE) in February 2004.

Cheuvreux is one of Europe's leading brokers, known more particularly for its expertise in order execution and its operations in eight countries catering to needs of about 1,000 institutional clients. Cheuvreux also handles retail business for customers of both the Regional Banks and Crédit Lyonnais.

CLSA is number one *(Source: Asiamoney)* in the Asia Pacific markets for the quality of its research and sales teams. It has 1,200 clients and a team of 750 professionals based in thirteen Asian markets, as well as London and New York.

Calyon Financial is Calyon's futures broker (equity, interest-rate and commodities). It ranks among the world's top players in these activities.

Investment banking covers all corporate finance activities for the public and private sector, and advisory services for investment funds and in private placements.

In 2004, investment banking chalked up some high-profile successes in the primary equity market, with the major initial public offerings made in France. Calyon lead managed or took part in a large number of deals in France (Alstom, Rhodia, Club Med, bioMérieux, Nexity, Snecma and Pages Jaunes) and in Europe (Postbank in Germany and Terna in Italy).

Calyon also won some high-profile advisory mandates for deals completed during 2004 (CDC and PPR), and for future deals (Aéroports de Paris, Areva, EDF and GDF).

Financing activities encompass commercial lending, structured finance, acquisition finance and the whole range of banking services for customers.

Calyon has leapt up the rankings in conventional loan syndication, and is now eighth mandated lead arranger in Europe, the Middle-East and Africa (EMEA) and seventh bookrunner, the best rankings ever obtained. In France, Calyon comes second in the rankings *(Source: Bloomberg)*.

In structured finance, Calyon has some first-class positions in business lines that combine financing with high value-added advisory services such as project finance, international trade finance, aircraft and ship finance and property and hotel finance.

It has long been among the world's front-runners in project finance, in sectors such as electricity, oil, gas, transport and infrastructure.

A large number of deals were completed in 2004, including Autovia del Camino (motorways), EHN and Biovent (wind farms) in Spain, and Al Ezzel in Bahrain (power station).

In international trade, Calyon is among the world's top ten in export finance, and ranks number two in France for Coface business *(Source: Natexis)*. It is also involved in trade finance, commodity trading finance and structured commodity finance.

Calyon is among the world leaders in aircraft and ship finance. The ship market was particularly buoyant in 2004, with 90 deals completed as arranger and agent. Activity was also sustained in the aircraft market, with deals for about forty aircraft, including three quarters as agent.

With a team of 170 professionals, Calyon is a front-runner in property development finance in the world's major markets.

In the energy sector, there were some notable successes in the LNG production and transport chain. Asia was a particular area of focus, and more especially the major Chinese oil groups.

In acquisition finance, Calyon was involved in the entire spectrum of deal size in both France and Europe (Italy, Netherlands and Spain). Its main deals in France were Vivarte and Picard.

PRIVATE EQUITY

Private equity comprises three business lines with three flagship brands:

- direct investment in unlisted companies through Crédit Agricole Private Equity;
- agricapital for the agriculture and agrifoods business through IDIA;
- midcap mergers and acquisitions through Sodica.

In 2005, Crédit Agricole Private Equity will house the activities of Crédit Lyonnais Private Equity and the direct private equity interests of "Union d'études et d'Investissements" (UI). Assets managed or advised through various investment vehicles will then exceed €1 billion.

Crédit Agricole Private Equity is involved in expansion capital and LBOs/MBOs in the major and midcap markets. This activity was buoyant in 2004, with ten financing deals completed and some major divestments generating large capital gains. The Group also restructured its investment portfolio, a part of which was sold to Axa.

In venture capital, Crédit Agricole Private Equity is among the top five players in France. Activity was buoyant in 2004.

Crédit Agricole Private Equity is a leading player in mezzanine financing advisory services for the midcap market.

IDIA is one of the leaders in France for private equity in the agriculture and agrifoods sectors.

Sodica is among France's top ten mergers and acquisitions firms *(Source: Les Échos)*.

International retail banking

Crédit Agricole S.A. has operations in Europe and, to a lesser extent, in Africa, the Middle-East and Latin America.

In Europe, Crédit Agricole S.A. holds shares in some outstanding banking groups (Banca Intesa in Italy, Banco Espírito Santo in Portugal and Emporiki Bank in Greece), with which it has forged partnerships and created subsidiaries in specialised businesses, such as consumer finance and life insurance. This growth strategy brought some highly satisfactory results in 2004.

In other regions, the Crédit Agricole Group has strengthened its position in banking organisations for which it has management responsibility, principally via Calyon's subsidiaries in sub-Saharan Africa and Madagascar, and Calyon's Middle-Eastern network, where it is focusing on developing universal banking activities. In Latin America, Crédit Uruguay Banco is now a wholly-owned subsidiary of Crédit Agricole S.A. and in Chile, Crédit Agricole S.A. owns almost 24% of Banco del Desarrollo, which specialises in financing for middle-market corporates and personal customers.





2 Management Report

CRÉDIT AGRICOLE S.A. GROUP FINANCIAL REVIEW

In 2004, the Crédit Agricole S.A. group planned and implemented its integration process with Crédit Lyonnais. This radical reorganisation was completed successfully. The process of building the new Group progressed on schedule and the vast majority of the new legal structures was created. During 2004, the Group completed the legal mergers between virtually all the units in each specialist business line. Overall, several dozen business units were combined, including 40 in France. The main mergers completed so far are as follows:

- **Consumer credit:** Sofinco merged with Finalion, Crédit Lyonnais' dedicated subsidiary, at end-March 2004;
- **Corporate and investment banking:** Crédit Lyonnais transferred its businesses in this area to Crédit Agricole Indosuez, leading to the creation of a new dedicated subsidiary, Calyon Corporate and Investment Bank, on 1 March 2004. Calyon specialises in corporate finance, capital markets activities and advisory services. This asset transfer was backdated to 1 January 2004;
- **Lease finance:** Lixxbail and Slibail were merged into Ucabail on 27 May 2004;
- **Insurance:** the Predica personal insurance unit was created on 30 June 2004 by a merger between Crédit Agricole S.A.'s subsidiary, Predica, and Crédit Lyonnais' insurance subsidiary, Union des Assurances Fédérales (UAF). The transaction was backdated to 1 January 2004.
  In property & casualty insurance, Afcalia, a former UAF subsidiary specialising in insurance cover for payment means, merged with Pacifica on 30 September 2004. The transaction was backdated to 1 January 2004. Predica had already acquired Afcalia's personal insurance activities on 23 September;
- **Asset management:** CA-AM and CLAM merged on 1 July 2004 to create Crédit Agricole Asset Management (CAAM, in its new form). The quantitative management subsidiaries, CPR-AM and ABF Capital Management, merged on 2 July 2004 to form CPR Asset Management. This transaction was backdated to 1 January 2004. In addition, Crédit Agricole Alternative Investment Products Group (CA-AIPG), a CAAM subsidiary specialising in alternative multi-manager investment solutions, acquired 100% of CPR Private Equity from UI and Calyon. Lastly, on 1 January 2005, CA-ELS and CLEE, the companies providing custody services for the Group's employee savings plan, were combined under CREELIA;
- **Private equity:** the proprietary activities of Union d'Études et d'Investissements (UI) and the third-party activities of Crédit Lyonnais Private Equity (CLPE) were combined under CLPE, which was subsequently renamed Crédit Agricole Private Equity. From a legal viewpoint, UI was merged into CLPE Holding on 15 December 2004 and the transaction was backed to 1 January 2004;
- **Securities and institutional financial services:** this business division is currently undergoing legal and financial restructuring. In Paris, the Group's custody and depositary services (Crédit Lyonnais Securities Services), fund administration activities (CLAM back-office) and issuer services (Euro Emetteur France) will be combined under CAIS Holding. In Luxembourg, Crédit Lyonnais' custody and depositary operations have been taken over by CAIS Bank Luxembourg. Crédit Lyonnais' fund administration activities, which were previously outsourced, were taken over by Fastnet Luxembourg at end-February 2004;
- **International private banking:** Crédit Agricole S.A. is also pressing ahead with the mergers between its various business units in this division. In early July 2004, Crédit Foncier de Monaco was legally merged with Crédit Lyonnais SA Monaco, while Crédit Lyonnais Luxembourg became a subsidiary of CAI Luxembourg. These two units are due to be merged under the name Crédit Agricole Luxembourg in mid-2005, subject to approval by the regulatory authorities. In Switzerland, CAI Suisse and Crédit Lyonnais Suisse are due to merge in March 2005 to form Crédit Agricole Suisse.

In addition, Crédit Agricole S.A. has set up various Group-wide divisions to house its central support functions, including finance, risk management and human resources.

These mergers and business combinations have not affected the scope of consolidation, as they are part of the Group's internal reorganisation process.

Consolidation changes

Crédit Agricole S.A.'s scope of consolidation at end-December 2004 comprised 412 subsidiaries and holdings, compared to 330 at end-2003 and 310 at end-2002.

In 2003, the scope of consolidation was enlarged to include Crédit Lyonnais (consolidated directly in the 2003 financial statements) and Finaref (20 subsidiaries fully consolidated).

In addition, since the third quarter of 2003, S.A. Crédit Agricole Belgium has been accounted for by the equity method, after the Regional Banks and Crédit Agricole S.A. jointly acquired a 50% stake in the company. Similarly, Credibom, which was originally accounted for by the equity method, was fully consolidated after Sofinco increased its stake in this Portuguese consumer credit company from 40% to 85%. Sofinco subsequently raised its stake in Credibom to 100% in July 2004.

During the first half of 2004, in accordance with its December 2002 agreements, Crédit Agricole S.A. acquired an additional 14.5% stake in Finaref S.A. and Finaref Group AB, increasing its total holding in these two companies to 90%. A new agreement was signed on 31 December 2004, allowing Crédit Agricole S.A. to purchase the remaining 10% interest in these companies on 27 January 2005. However, these transactions did not have any impact on the 2004 financial statements, as Finaref was already fully consolidated in the 2003 financial statements.

The following main companies were added to the scope of consolidation in 2004:

- Emporiki Credicom, the Greek consumer credit company owned by Sofinco and Emporiki Bank (Greece's fourth-largest bank). This company is consolidated by the equity method;
- Dan'Aktiv, a consumer credit company acquired from the Danish-based F Group A/S. This company is fully consolidated and managed by Finaref;
- Jotex Finans AB, a consumer credit company acquired by Finaref Group AB from Jotex AB on 30 September 2004.

The following companies were removed from the scope of consolidation in 2004:

- BFO, which was sold off in March;
- Financière Lapérouse, following its sale to a non-Group company;
- Laing & Cruickshank Investment Management Limited (LACIM), following its sale to a non-Group company, completed on 30 April 2004. LACIM was previously consolidated directly by Crédit Lyonnais.

Note: The latter two companies were fully consolidated up to the end of the first quarter of 2004.

- Banque Libano-Française SAL. Following the divestment of 42% of Calyon's 51% stake in this bank on 30 July 2004, its balance sheet was no longer consolidated in 2004 and its earnings were only consolidated during the first half of 2004;
- CAI Private Banking Italia Spa, which was no longer consolidated after the first half of 2004, as it was acquired by Banca Intesa in September 2004;
- Réunibail and Réuniroute, after Sofinco sold off these two Réunion-based subsidiaries on 29 July 2004. Their deconsolidation was backdated to 1 January 2004.

In addition, the consolidation method for the following subsidiaries was changed in 2004:

- Uni-Éditions was previously consolidated by the equity method, but was fully consolidated from 2004;
- Eurofactor's earnings are still consolidated proportionally, as Crédit Agricole S.A. increased its stake in this factoring company from 49.1% to 98.2% at the very end of 2004. However, Eurofactor's balance sheet was fully consolidated as at 31 December 2004;
- Progica, an IT company, was previously fully consolidated, but was consolidated by the equity method in 2004, as the Regional Banks purchased a 66% stake in this company from Crédit Agricole S.A.

Other changes to the scope of consolidation in 2004 had no material impact on the financial statements. These include: i) the individual consolidation of 70 companies previously consolidated at the Crédit Lyonnais level; ii) a change of name for seven subsidiaries; and iii) mergers with or into another Group company. In addition to the above-mentioned operations, which were part of the Crédit Lyonnais-Crédit Agricole S.A. integration process, the Quercy-Rouergue and Sud-Alliance Regional Banks merged to form the Nord-Midi-Pyrénées Regional Bank on 1 June 2004.

Changes in accounting principles and methods

As of 1 January 2004, the insurance subsidiaries have applied **notice 2004-04 of the CNC** (*Conseil national de la comptabilité*) dated 25 March 2004 on the change in CRC Regulation 2002-09 of 12 December 2002 regarding the recognition of financial futures by companies governed by the insurance code. This notice is an extension to CRC Regulation 2002-09. It applies specifically to unit-linked policies and PERPs (tax-efficient personal pension plans) and requires the mark-to-market of financial futures acquired as part of the strategy for these investments. However, the first-time application of this notice produced no material impact on the financial statements of the Crédit Agricole S.A. group.

In addition, as from 1 January 2004, the Crédit Agricole S.A. group has opted for early application of **CRC regulation 2002-10** of 12 December 2002 on asset depreciation and impairment. As a result, it applies the component accounting method to all its tangible fixed assets (see Note 2.1.11 to the published financial statements, 'Accounting policies and consolidation methods - Accounting rules applicable to both parent company and consolidated accounts'). The early application of this regulation produced no material impact on the 2004 financial statements. The €24 million positive impact on opening shareholders' equity was recognised in the balance sheet.

As from 1 January 2004, the Crédit Agricole S.A. group has applied **CNC recommendation 2003-R.01** of 1 April 2003 on the rules for accounting for and valuing pension benefits and similar obligations (see Notes 2.1 and 2.1.13 to the published financial statements). The €151 million negative impact from this change in method was charged to shareholders' equity on the opening balance sheet as at 1 January 2004.

The Group also applies **CNC notice 2004-05** of 25 March 2004 regarding the change in paragraphs 300 of CRC regulations 99-02, 99-07, 00-05 and 02-08 on provisions for employee length-of-service awards. The application of this notice produced no material impact on the financial statements of the Crédit Agricole S.A. group.

In addition, pursuant to the implementation of **CRC regulations 2004-16 and 2004-17** of 23 November 2004 on the disclosure of the fair value of financial instruments, the Crédit Agricole S.A. group now provides this information in Notes 5, 6.1 and 23 to its published financial statements, excluding information on derivative instruments, which is not available in the format required by these regulations.

Aside from these changes in accounting methods, the Group's 2004 financial statements were drawn up based on the same principles as those used to produce its 2003 financial statements.

Notes on preparation of 2003 financial statements following Crédit Lyonnais acquisition

In the 2004 financial statements for the Crédit Agricole S.A. group, Crédit Lyonnais was fully consolidated at 94.82%, reflecting the stake held by the Group since 4 August 2003, the closing date of the compulsory buyout procedure.

In 2003, a mixed consolidation method had been used to prepare the interim financial statements for the first half of the year. Crédit Lyonnais' balance sheet and off-balance sheet commitments were fully consolidated, while the share of earnings from Crédit Lyonnais was consolidated by the equity method at 24.96% (Crédit Agricole S.A.'s weighted average ownership interest over this period). During the second half of 2003, Crédit Lyonnais was fully consolidated at 94.82% (as a result of the compulsory buyout procedure, which increased the Group's stake in Crédit Lyonnais).

Due to the significant changes in the scope of consolidation following the Crédit Lyonnais acquisition in 2003, **pro forma** financial statements were prepared for the three years 2003, 2002 and 2001, so that the results of the new Group (including Crédit Lyonnais) could be compared over this period.

In these pro forma financial statements, Crédit Lyonnais was fully consolidated at the Group's ownership rate as at 30 June 2003. These statements were drawn up to reflect assets, liabilities and results as if Crédit Agricole S.A. had acquired this percentage stake in Crédit Lyonnais prior to 19 June 2003.

However, these pro forma financial statements did not take into account any other consolidation changes in 2003. The Group was unable to draw up pro forma financial statements for the Finaref Group, due to the very significant changes in this company's equity interests and scope of consolidation during 2002 (including the disposal of Facet). The scope of consolidation included the subsidiaries and equity interests consolidated by Crédit Agricole S.A. and Crédit Lyonnais S.A. at each year-end.

Similarly, the accounting principles and methods used to prepare the 2002 and 2003 pro forma consolidated financial statements were identical to those used to prepare the published consolidated financial statements at each year-end. Any changes in accounting principles were applied in the pro forma financial statements on the same dates as in the published financial statements.

In the review of Crédit Agricole S.A.'s consolidated **income statements** below, changes are calculated in relation to the pro forma figures for previous years, unless otherwise stated. However, for the **balance sheet**, changes are calculated with respect to actual published figures.

CRÉDIT AGRICOLE S.A. GROUP RESULTS

Economic background

2004: A RECOVERY WITH NO UPTURN IN LONG RATES

In 2004, the **US** began tightening its monetary belt. Spurred on by a rebound in the labour market in the spring, the Fed shifted its monetary policy stance in June 2004, gradually raising its key rates from 1% to 2.25%. Despite a buoyant economy, with GDP growth hitting a seven-year peak of 4.4% in 2004, long rates remained very low and well below nominal GDP growth rates, declining from 4.31% on 1 January to 4.26% on 31 December. However, various factors in 2004 could easily have triggered a sharp upturn in long rates, including: i) a rise in short rates; ii) inflationary pressures at the start of the year; iii) an upsurge in underlying inflation from 1.1% to 2.3% (annualised rate) between January and December; and iv) a widening current account deficit exacerbated by a weaker dollar (4.5% decline in the effective exchange rate).

Japan delivered its best performance since 1996, posting 2.6% GDP growth in 2004. The year saw contrasting trends, with a very buoyant first half, fuelled by faster export growth and a pick-up in investment, giving way to a slightly shaky second half, as exports ran out of steam.

In the **euro zone**, GDP growth just managed to live up to its potential, hitting 1.8% after 0.5% in 2003. Foreign demand was still the main economic driver, generating strong export growth, especially in the first half. However, a slight loss of momentum was felt in the second half, once global trade growth had peaked. Business spending showed a modest rebound, but this was dampened by persistently strong risk aversion, concerted efforts to reduce debt, and the adverse impact of a stronger euro and rising raw material costs. Growth in consumer demand was fairly sluggish, including a very negative contribution from Germany. Spending power was severely restrained by a weak upturn in the labour market, continued tight control over wages, and higher-than-expected inflation. The European Central Bank (ECB) kept its key rates on hold throughout the year, as growth in the EMU region was still highly dependent on foreign exports and there were no signs of a pick-up in employment. The euro's sharp rise against the dollar was doubtless another factor that dampened the ECB's hopes of monetary harmonisation. Long rates remained very low, averaging 4.1% and generally keeping pace with US rates for most of the year. By the year-end, the gap between US and euro zone rates had widened, driven by higher short rate spreads, a stronger euro and a GDP growth gap. After rising sharply in the first quarter, fuelled by a growth and profits rebound, the European equity markets started to falter again due to higher oil prices, a rising euro and doubts about global economic growth.

France made a major contribution to Europe's economic recovery in 2004. It ranked ahead of all the main EU countries with 2.3% GDP growth, owing to robust consumer spending, especially at the start of the year. This spending was driven by a significant decline in savings rates, coupled with the wealth generated by the property boom. Meanwhile, encouraged by a profits rebound, businesses stepped up their capital spending again, but not their jobs, which only just held steady. Despite the global recovery, the weak spot in the French economy in 2004 was the country's export performance, which proved rather disappointing, as France suffered from a competitive disadvantage, especially compared to Germany. In terms of financial behaviour, household lending, particularly mortgages, continued to grow at a faster pace, buoyed by a thriving property market. However, due to lower savings rates, household savings declined slightly and were still mainly geared towards lower-risk investments. Businesses cautiously turned to loans again, especially cash facilities, as the economy staged a tentative recovery and their financial positions gradually improved.

Crédit Agricole S.A. consolidated income statements

SUMMARY PRO FORMA CONSOLIDATED INCOME STATEMENT

(in millions of euros)	31/12/2002 pro forma	31/12/2003 pro forma	31/12/2004	% change
Net banking income	**11,659**	**12,721**	**12,513**	**-1.6%**
Operating expenses	(8,700)	(8,889)	(8,752)	-1.5%
Gross operating income	**2,959**	**3,832**	**3,761**	**-1.9%**
Risk-related costs	(770)	(1,121)	(576)	-48.6%
Income from equity affiliates	474	856	1,113	+30.0%
Net income on disposal of non-current assets	(124)	(49)	78	n.m.
Pre-tax on ordinary activities income	**2,539**	**3,518**	**4,376**	**+24.4%**
Integration-related costs	-	(513)	(349)	-32.0%
Extraordinary items	(166)	(21)	(55)	+161.9%
Tax	(428)	(722)	(857)	+18.7%
Net allocation to FGBR	98	131	121	-7.6%
Goodwill amortisation	(622)	(900)	(729)	-19.0%
Net income	**1,421**	**1,493**	**2,507**	**+67.9%**
Minority interests	175	353	304	-13.9%
Net income - Group share	**1,246**	**1,140**	**2,203**	**+93.2%**
Net income - Group share integration-related costs	**1,246**	**1,501**	**2,428**	**+61.8%**
Net income - Group share before goodwill and integration-related costs	**1,868**	**2,401**	**3,157**	**+31.5%**

Crédit Agricole S.A.'s net income - Group share came to €2.203 billion in 2004, up 93.2% on 2003. Before goodwill amortisation and integration-related costs for Crédit Lyonnais, net income - Group share stood at €3.157 billion, up 31.5%.

This result reflects a sharply improved performance from all business lines, despite the Group's radical reorganisation, coupled with adverse economic and financial conditions in the banking industry (dollar trends, oil prices, economic growth and interest rates).

Gross operating income was in line with the previous year's performance. After a sharp reduction in risk-related costs and higher income from equity affiliates, pre-tax income on ordinary activities came to €4.4 billion, rising by 24.4% compared to 2003.

Gross operating income (GOI) amounted to €3.8 billion. This slight decrease of 1.9% (or €71 million) was partly due to changes in the scope of consolidation (addition of Dan'Aktiv and Jotex; and removal of LACIM, Banque Libano-Française SAL, Financière Lapérouse and CAI Private Banking Italia Spa). It also reflects changes in the consolidation methods used for Credibom and Uni-Éditions, as well as the negative impact of a stronger euro against the key currencies (US dollar and yen). Excluding these consolidation changes and currency effects, GOI was up 0.5%**.

This overall GOI performance was based on:

- A slight 1.6% decline in **net banking income** to €12.5 billion, or a 0.2%** decrease on a like-for-like consolidation basis and at constant exchange rates. Adverse market conditions, combined with the radical reorganisation of the corporate and investment banking division, depressed NBI in this business line, which was down substantially compared to a particularly strong 2003. Excluding the corporate and investment banking business, combined NBI from the remaining business lines was up 8% year-on-year, driven by robust performances in asset management, insurance and consumer credit, and a strong commercial drive in the Crédit Lyonnais retail banking network. NBI in 'Proprietary asset management and other activities' also improved, as the Group's equity portfolios benefited from a more favourable stock market performance.
- Controlled **operating expenses**, which totalled €8.8 billion, down 1.5% on 2003 (or down 0.6%** on a like-for-like consolidation basis and at constant exchange rates). This decrease stems from the decision to step up the synergy programme accompanying the Crédit Lyonnais-Crédit Agricole S.A. tie-up. Synergy gains amounted to €325 million in 2004, against a target of €275 million.

As a result, the **cost/income ratio** held steady at 69.9%, after improving by 4.7 percentage points in 2003.

Risk-related costs came to €576 million, falling sharply by 48.6% (or €545 million) versus 2003, owing to a generally favourable credit risk environment, with businesses showing healthier balance sheets and fewer bankruptcies. This improvement in risk-related costs was particularly noticeable in financing activities (down €524 million) and was supported by the cautious risk management policy maintained over the past few years.

Doubtful loans totalled €8.7 billion, amounting to 5.1% of gross customer loans outstanding, compared to 5.7% in 2003. Coverage of these loans by provisions stood at 65.4%.

General provisions and the Fund for General Banking Risks (FGBR) came to a total of €3.5 billion and broke down as follows: i) €942 million in reserves under liabilities to cover sector risks and other loan loss reserves; ii) €704 million in country-risk reserves; iii) €772 million for the FGBR (home purchase savings schemes); and iv) €1.1 billion for other FGBR items (including €636 million for the Fund for Liquidity and Solvency Banking Risks).

The **contribution from equity affiliates** rose by 30% to €1.113 billion in 2004 versus €856 million in 2003. This sharp increase was due to: i) a 14.0% rise in the contribution from the Regional Banks, which totalled €718 million before tax on dividends versus €630 million in 2003; and ii) the €245 million contribution from Banca Intesa, which increased 2.1-fold compared to 2003.

Net income on disposal of non-current assets showed a gain of €78 million against a loss of €49 million in 2003. **Pre-tax income on ordinary activities** was €4.4 billion, up 24.4% year-on-year (or 24.9% on a like-for-like consolidation basis).

The **Fund for General Banking Risks (FGBR)** recorded a new net reversal of €121 million, mainly due to the home purchase savings reserve, resulting from the gap between current funding rates for home purchase loans and the market rates anticipated four years ago (for savings pass book accounts) and six years ago (for savings plans).

After factoring in €55 million of extraordinary charges and €857 million in corporate income tax, **net income** (Group share), before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, came to €3.2 billion, up 31.5% year-on-year.

ROE (Return on Equity - i.e. the ratio of consolidated net income - Group share before goodwill amortisation and integration-related costs, to average shareholders' equity after appropriation of income for the year) amounted to 13.6% in 2004 compared to 10.6% in 2003. The aggregate ROE of business lines improved to 17.0% in 2004 versus 14.8% in 2003.

Goodwill amortisation (excluding the fair value adjustment to the Group's holding in Rue Impériale in 2003) increased by €32 million (4.6%), due to additional investments made at end-2003 and in early 2004 (mainly Credibom and a further 24.5% stake in Finaref).

The integration process between Crédit Agricole S.A. and Crédit Lyonnais remained on schedule and in line with the announced targets. **Gross integration-related costs for the tie-up** totalled €349 million (or €225 million after tax) in the 2004 income statement. These costs reflect the swift implementation of this integration process and its major impact on the Group following the completion of over 40 legal mergers. They break down as follows: specialised financial services: €17 million; asset management: €59 million; corporate and investment banking: €135 million; and proprietary asset gathering and other activities: €137 million.

These integration-related costs cover projects designed to achieve synergy benefits (e.g. streamlining of premises and IT systems integration), together with increased use of early retirement measures.

Outstanding reserves booked specifically against these costs totalled €600 million at end-December 2004, after the net use of €507 million of these reserves in 2004.

At end-2004, the Group had already achieved €325 million in cost-savings from synergies, against an announced target of €275 million for 2004 and an overall target of €760 million by 2006.

** *Unaudited data.*

All the Group's business lines are ahead of schedule in meeting their synergy targets:

Synergies (in millions of euros)	2004 target	2004 actual	Synergies achieved at 1 Jan 2005
Corporate and investment banking	241	249	477
Asset management, insurance and private banking	14	36	52
Specialised financial services	4	7	12
Central support functions and logistics	16	33	48
Total	**275**	**325**	**589**

Results by business line

OVERVIEW OF THE GROUP'S BUSINESS LINES

Crédit Agricole S.A.'s activities are organised into seven divisions, comprising:

Six business lines:

1. French retail banking - Crédit Agricole Regional Banks;
2. French retail banking - Crédit Lyonnais;
3. Specialised financial services;
4. Asset management, insurance and private banking;
5. Corporate and investment banking;
6. International retail banking;

and a 'Proprietary asset management and other activities' segment.

1. French retail banking - Crédit Agricole Regional Banks

This business line comprises the 42 Regional Banks and their subsidiaries. Crédit Agricole S.A. owns a 25% stake in these Regional Banks, which are accounted for by the equity method.

2. French retail banking - Crédit Lyonnais

This business line covers the activities of the Crédit Lyonnais in France (personal customers, small businesses and middle-market companies), together with Crédit Lyonnais' private banking operations in France.

3. Specialised financial services

This business line covers activities that offer banking products and services to personal customers, small businesses, middle-market customers and local authorities in France and internationally, namely:

- Consumer credit through Sofinco and Finaref in France, and through subsidiaries or partnerships outside France (e.g. Agos Itafinco, Credit-Plus, Lukas, Ribank, Credibom, Dan'Aktiv and Emporiki Credicom);
- Specialised financing to businesses, such as factoring (through Transfact, Eurofactor and its international subsidiaries) and lease finance (mainly Ucabail and EFL).

4. Asset management, insurance and private banking

This business line encompasses:

- Asset management, chiefly through: Crédit Agricole Asset Management (CAAM) and BFT for traditional mutual funds and managed accounts; CPR Asset Management, Uniger, CA-AIPG and IDEAM for specialised funds; and CA-ELS and CLEE (combined under CREELIA on 1 January 2005) for employee savings plans;
- Subsidiaries providing financial and securities services to issuers, namely: CA Investor Services Corporate Trust for issuer services; CA Investor Services Bank for custody and depositary services; CA Investor Services Fund Administration for fund administration activities; and Calyon for financial services;
- Life, accident and health insurance through Predica and Médicale de France;
- Property and casualty insurance through Pacifica and Finaref Assurances;
- Private banking, mainly through: Banque de Gestion Privée Indosuez (BGPI); various Calyon subsidiaries (CAI Suisse S.A., CAI Luxembourg S.A. and Crédit Foncier de Monaco); and foreign subsidiaries of Crédit Lyonnais that have yet to merge (Crédit Lyonnais Suisse S.A. and Crédit Lyonnais Benelux).

5. Corporate and investment banking

This business line divides into the three broad categories outlined below. The first two business segments are principally undertaken by Calyon, a new subsidiary created from the merger between the activities of Crédit Agricole Indoduez and the corporate and investment banking operations of Crédit Lyonnais, contributed to CAI on 30 April 2004:

- Capital markets and investment banking, which covers all capital markets activities, equity and futures brokerage, equity origination and mergers & acquisitions;
- Financing activities, which encompass traditional commercial lending, structured finance (including project finance, asset financing, property finance and hotel finance) and Calyon's work-out business;
- Private equity activities through Crédit Agricole Private Equity, IDIA and Sodica.

Al Bank Al Saudi Al Fransi (BSF), which was previously part of the 'International retail banking' division is now included in the 'Corporate and investment banking' business line.

6. International retail banking

This business line encompasses:

- Foreign subsidiaries and holdings (both fully-consolidated and equity-accounted) whose main business is retail banking outside France. However, this business line excludes foreign consumer credit and lease finance operations (subsidiaries of Sofinco and Ucabail, Lukas and EFL in Poland, etc.), which are part of the 'Specialised financial services' business line;

  Most of these subsidiaries and holdings are located in Europe (Banca Intesa Spa in Italy, Banco Espirito Santo in Portugal, Bankoa in Spain



and Crédit Agricole Belge in Belgium) and, to a lesser extent, in the Middle East and Africa (e.g. Crédit du Maroc, Union Gabonaise de Banque, Crédit Lyonnais Cameroun and Société Ivoirienne de Banque);

The earnings of Crédit Agricole S.A.'s unconsolidated banking affiliates engaged in this business (e.g. Emporiki Bank based in Greece).

7. Proprietary asset management and other activities

This segment mainly covers Crédit Agricole S.A.'s role as the network's central body, according to the banking law, asset and liability management, and debt management relating to acquisitions of subsidiaries and equity interests.

It also comprises the earnings of various other Crédit Agricole S.A. group companies (including Uni-Editions, the logistics units and the real estate companies that manage premises used by more than one business line), together with dividends and other revenues and expenses of Crédit Agricole S.A. relating to equity investments and other unconsolidated subsidiaries and affiliates (apart from international retail banking). In addition, net income on financial and other non-current assets (net allowances/provisions, mainly on the equity investment portfolio, and capital gains or losses on disposals of equity investments) are allocated to this item, together with general provisions not allocated to any specific activity within a given business line.

This business line also comprises the earnings of work-out businesses or activities not transferred when the Group reorganised its business lines, as described below (e.g. Banque Finaref and cash management operations of Crédit Lyonnais' corporate finance business not assigned to Calyon).

Lastly, this business line also comprises the net impact of tax consolidation between Crédit Agricole S.A. and Crédit Lyonnais, as well as discrepancies arising from the difference between the 'standard' tax rates for each business line and the actual tax rates applied to each subsidiary.

Crédit Agricole S.A.'s consolidated results are reviewed by business line, according to the above business naming conventions introduced in December 2002 when Crédit Agricole S.A. unveiled its tie-up project with Crédit Lyonnais. These names also appear in the COB document ('*Note d'information*') relating to the public offer for Crédit Lyonnais and dated 25 March 2003.

However, due to the reorganisations resulting from the Crédit Lyonnais integration process, the scope of each business line has undergone various minor changes. In addition, the Group has revised the internal analytical pricing system between the Crédit Lyonnais network and the Crédit Lyonnais subsidiaries that merged with Crédit Agricole S.A.'s subsidiaries (e.g. UAF, CLAM and Lixxbail). These efforts were made to harmonise transfer pricing between the business lines and the two retail banking networks operated by Crédit Lyonnais and the Crédit Agricole Regional Banks.

Also, the new business scope for the 'Corporate and investment banking' division has changed slightly since Crédit Lyonnais transferred part of its corporate and investment banking operations to CAI. Some of the businesses not transferred (e.g. work-out business and correspondent banking) have been assigned to the 'Proprietary asset management and other activities' business segment. In addition, some of the corporate and institutional customers of Crédit Lyonnais' corporate and investment banking arm were not transferred to CAI; the 'international branch' and 'small institutionals' segments have been assigned to the Crédit Lyonnais network division.

Conversely, in early 2004, Al Bank Al Saudi Al Fransi (BSF), which was previously part of the 'International retail banking' division was assigned to the 'Corporate and investment banking' business line, while the foreign insurance subsidiaries were transferred from the 'Proprietary asset management and other activities' business segment to the insurance division within the 'Asset management, insurance and private banking' business line.

Any changes in the key income statement aggregates for the businesses affected by this reallocation of income and expenses are stated 'on a like-for-like consolidation basis and on comparable methods'. All data followed by an asterisk (*) are calculated on this basis.

RULES FOR ALLOCATING CAPITAL

The methods used to allocate capital to each business line and calculate ROE (Return on Equity) have not changed since year-end 2003.

The Crédit Agricole S.A. group allocated capital in accordance with the relevant prudential rules applicable to banks and insurance companies.

Depending on the business, allocated capital amounts to 6% of weighted exposure (as defined for the international solvency ratio), 50% of the market value of securities held, or 100% of the solvency margin (see the allocation method for each business line below).

The resulting capital requirement is then increased by 50% of the book value of companies accounted for by the equity method and the Group's unconsolidated affiliates. However, to calculate the capital allocated to the Regional Banks (French retail banking business), these rules are applied to 25% of their risk-weighted assets, for the sake of transparency.

For the purpose of ROE computation surplus or shortfall of book shareholders' equity relative to capital allocated by business line (including 'Proprietary asset management and other activities') is subject to differential remuneration (or rebilling) equal to the remuneration of capital less its risk-free re-investment income.

Allocation of capital by business line

Allocated capital amounts to:

- 6% of risk-weighted assets for the French retail banking business, i.e. the Crédit Lyonnais and the Regional Banks (25% of the latter's exposure is covered);
- 6% of risk-weighted assets for specialised financial services;
- 6% of risk-weighted assets (in financing and capital market activities) for the corporate and investment banking business and 50% of the market value of securities held by the entities involved in private equity activities;
- for asset management and private banking, allocated capital represents the higher of: (a) the capital adequacy requirement based on 6% of weighted exposure, and (b) three months of operating expenses; for the insurance business, allocated capital reflects the statutory requirements specific to this activity (i.e. 100% of the solvency margin);
- for international retail banking, the capital requirement amounts to 6% of risk-weighted assets plus 50% of the value of companies accounted for by the equity method and equity investments in financial institutions outside France;
- for proprietary asset management and other activities, 6% of risk-weighted assets (in financing and capital market activities) and 50% of the market value of securities held by entities involved in equity investing activities. For other non-banking entities (e.g. closed real estate companies and cost-sharing partnerships), allocated capital is based on book value capital.

Risk-weighted assets applied for capital allocation purposes

(in billions of euros)	31/12/2002[1]	31/12/2003	31/12/2004
French retail banking	**80.1**	**83.5**	**89.7**
- Regional Banks	46.8	48.5	52.1
- Crédit Lyonnais	33.3	35.0	37.6
Specialised financial services	**22.7**	**28.1**	**35.0**
Asset management, insurance and private banking	**11.1**	**12.0**	**11.4**
Corporate and investment banking	**140.0**	**133.0**	**113.3**
International retail banking	**2.7**	**4.3[2]**	**3.4**

(1) For 2002, the risk-weighted assets shown above have been recalculated to include Crédit Lyonnais and reflect the methodology adopted in 2003.
(2) 2003 figures include the risk-weighted assets of CAI's international retail banking subsidiaries.

Allocated capital by business line

(in billions of euros)	31/12/2002[1]	31/12/2003	31/12/2004
French retail banking	**5.0**	**5.1**	**5.6**
- Regional Banks	2.9	3.0	3.3
- Crédit Lyonnais	2.1	2.1	2.3
Specialised financial services	**1.4**	**1.7**	**2.1**
Asset management, insurance and private banking	**4.7**	**5.1**	**5.6**
Corporate and investment banking	**8.4**	**8.0**	**7.4**
- Capital markets and investment banking	2.3	2.3	2.3
- Financing activities	5.4	5.0	4.6
- Private equity	0.7	0.7	0.5
International retail banking	**2.3**	**2.6**	**2.4**
Total capital allocated to business lines	**21.8**	**22.5**	**23.1**

(1) For 2002, the risk-weighted assets shown above have been recalculated to include Crédit Lyonnais and reflect the methodology adopted in 2003.

(as a % of total)	31/12/2002	31/12/2003	31/12/2004
French retail banking	22.9%	22.7%	**23.9%**
Specialised financial services	6.4%	7.6%	**9.2%**
Asset management, insurance and private banking	21.6%	22.7%	**24.3%**
Corporate and investment banking	38.5%	35.5%	**32.1%**
International retail banking	10.6%	11.5%	**10.5%**
Capital allocated to business lines	**100%**	**100%**	**100%**

For each business line, ROE is calculated by dividing the corresponding net income (before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up, and after rebilling any equity surplus/deficit) by the amount of capital allocated to the business line as at the year-end.

REVIEW OF RESULTS BY BUSINESS LINE

Crédit Agricole S.A.'s consolidated results are reviewed below by business line, according to the conventions described earlier (see 'Overview of the Group's business lines' above).

Consolidated net income, before goodwill amortisation and integration-related costs, was up 25.7% to €3.5 billion. All business lines contributed to this earnings growth. Retail banking and related business lines generated nearly three-quarters of total net income (excluding 'Proprietary asset management and other activities'). Asset management and specialised financial services continued to expand, especially in international markets. The Regional Banks and the Crédit Lyonnais enjoyed sustained business momentum. The contribution from corporate and investment banking increased, driven by a sharp drop in risk-related costs, which boosted earnings from financing activities. The international retail banking business staged a stronger recovery.

Contribution of each business line to Crédit Agricole S.A.'s net income before goodwill amortisation and integration-related costs

(in millions of euros)	31/12/2002 pro forma	31/12/2003 pro forma	31/12/2004
French retail banking - Regional Banks	464	589	**658**
French retail banking - Crédit Lyonnais	528	501	**529**
Specialised financial services	192	371	**412**
Asset management, insurance and private banking	688	870	**960**
Corporate and investment banking	503	782	**1,053**
International retail banking	(57)	223	**335**
Proprietary asset management and other activities	(275)	(582)	**(486)**
Total net income (before goodwill amortisation and integration-related costs)	**2,043**	**2,754**	**3,461**

1. French retail banking - Regional Banks

Net income from the Regional Banks (French retail banking business) rose by 11.7% to €658 million, contributing nearly 20% of the Group's net income before goodwill amortisation and integration-related costs. This growth was driven by the Regional Banks' continued robust growth and a sharp improvement in operating income, due to a firm grip on operating expenses and risk-related costs.

Note that Crédit Agricole S.A.'s earnings include only 25% of results of the 42 Regional Banks'accounted for by the equity method.

(in millions of euros)	2003	2004	% change 2004 vs 2003
Income from equity affiliates	630	718	+14.0%
Pre-tax income on ordinary activities	**630**	**718**	**+14.0%**
Tax	(41)[1]	(60)[1]	+46.3%
Net income before goodwill amortisation	**589**	**658**	**+11.7%**
ROE (as a % of allocated capital)	**17.9%**	**18.5%**	

(1) Tax impact of dividends received from Regional Banks. Dividends from CCI and CCA are not eligible for parent company/subsidiary tax rules.

The equity-accounted Regional Banks recorded strong growth in business volumes, which increased NBI by 4.2% to €11.5 billion.

They delivered excellent commercial performances in lending and customer deposits, driven by an innovative policy to win market share in key customer segments, including high net worth customers, young customers and students (through the 'Mozaïc Micro' financing deal, designed to equip all students with a laptop as part of a government drive). These performances were also boosted by the launch of aggressive marketing campaigns, including a car financing package combining a loan with insurance, and the *'Prêts Verts'* package, combining a mortgage with home insurance and targeted at first-time buyers.

The massive marketing campaign for the *'Épargne Retraite Verte'* personal pension plan continued throughout 2004. This campaign helped the Regional Banks to sell over one million products during the year, including 390,000 PERPs (tax-efficient personal pension plans), establishing the Group as a leading player in the French pensions market.

On- and off-balance sheet customer deposits outstanding (including mutual funds, property investment funds, equities, bonds and other securities held in the Regional Banks' customer portfolios) were up €27.7 billion (6.9%) to €427.4 billion in 2004.

Despite an adverse economic climate for savings - with lower household savings rates, heightened risk aversion, a property boom and French government initiatives to revive consumer spending ('Sarkozy Law') - life insurance continued to be the most popular investment choice, although the liquidity of savings remained high. As a result, amounts outstanding in life insurance policies distributed by the Regional Banks posted faster year-on-year growth, rising by 10.8% to €99.6 billion in 2004 versus 10.4% in December 2003.

Similarly, amounts outstanding in mutual funds distributed by the Regional Banks (including non-Group products, employee investment funds and property investment funds) amounted to €46 billion, up 8.7% year-on-year. This €3.7 billion increase stems from positive net new inflows and a more favourable market effect in 2004 (CAC 40 up 7.4%). Equities, bonds and other securities held in customer portfolios also increased by 10.3% year-on-year to €48.8 billion.

Bank deposits rose by 4.4% in 2004, fuelled by: i) robust growth in passbook deposits (up 9.3%, or 14.3% for passbook accounts only); ii) a sharp improvement in time deposits (up 12.3%); and iii) successful marketing of the new *'Capital Vert Croissance'* personal pension plan, which attracted over €700 million in deposits since its launch at the beginning of the year. In home finance savings schemes, deposits were up 4.4%. Conversely, lower interest rates on savings bonds and the discontinuation of 'PEP' popular savings plans from September 2003 reduced the appeal of these products, which recorded a 13.5% and 7.5% decline in deposits respectively. Demand deposits posted a significant rise of 4.4% to €63.5 billion in 2004, but an average annual increase of 6.5% compared to 3.4% in 2003.

Lending was even more buoyant than in the two previous years, with new medium- and long-term lending totalling nearly €50 billion in 2004, up 18.0% on 2003. This growth principally stemmed from home purchase lending, which recorded a 24.3% rise in outstandings and €29 billion in new lending, driven mainly by lower interest rates and government measures to support property investment. Other lending categories also posted growth in new loans, including a 14.3% increase for middle-market lending, 12.3% for farming loans, 6.3% for small business loans and 8.5% for local government lending.

As a result, the Regional Banks saw a faster increase in gross loans outstanding, which were up 8.8% in 2004, compared to 7.1% in 2003. This growth outperformed the French market (up 6.1%, according to the *Banque de France*) and came from both business loans and consumer lending. At year-end 2004, the Regional Banks had €243 billion of total loans outstanding.

Regional banks: breakdown of new lending and loans outstanding

(in billions of euros)	New medium- and long-term lending in 2004	Loans outstanding at 31/12/2004	% change in loans outstanding 2004 vs 2003
Home purchase	29.0	117.1	+12.9%
Farming	6.3	28.3	+3.8%
Middle-market companies	6.9	37.7	+4.0%
Small businesses	3.7	19.4	+4.2%
Consumer credit	n.a.	14.6	+4.0%
Local government	3.6	21.9	+11.2%
Other	0.1	4.0	+8.0%
Total	**49.6**	**243.0**	**+8.8%**

n.a. = not available.

The customer base continued to expand steadily. 146,000 new personal demand accounts were opened in 2004, while sales of services rose significantly. At year-end 2004, the total number of products and services provided to personal customers by the Regional Banks had topped the 100 million mark. As a result, the **penetration rate** continued to increase, reaching 7.54 products sold per demand account in 2004 versus 7.43 in 2003.

Fee income from customers was up 8.7% to €4 billion, amounting to 34.4% of net banking income from customer accounts. This growth was mainly driven by: i) commissions and fees on insurance (up 10.5%), with a particularly strong increase in property & casualty insurance (up 17.4% based on 720,000 new policies); ii) fee income on securities (up 9.0% versus 1.2% in 2003); iii) fees for services and other banking transactions (up 8.2%); and iv) fee income for accounts management and payment instruments (up 8.0%). This increase compensated for the weak rise in net interest income, which was up only 0.9% due to an unfavourable interest rate environment.

The **cost/income ratio** for the 42 equity-accounted Regional Banks showed a further marked improvement, falling to 58.5% versus 59.7% in 2003 (excluding dividends paid by Crédit Agricole S.A.). This is because net banking income rose by 4.2%, while operating expenses increased by only 1.9%.

The **cost of credit risk** for the Regional Banks remained well under control at just €786 million (24 basis points). Owing to a good-quality loan book, doubtful loans as a percentage of total loans outstanding decreased to just 3.4%, compared to 3.9% in 2003. However, the cover rate of bad and doubtful loans was still high, increasing to 70.2% versus 68.9% in 2003.

As a result of these factors, gross operating income and aggregate net income of the Regional Banks grew sharply by 7.3% and 11.0% respectively. The Regional Banks' overall **equity-accounted contribution** to Crédit Agricole S.A.'s consolidated net income rose to €718 million in 2004, versus €630 million in 2003, showing an increase of 14.0% (or 11.7% after tax payable by Crédit Agricole S.A. on dividends received from the Regional Banks).

ROE for this business line was 18.5%.

2. French retail banking - Crédit Lyonnais

(in millions of euros)	2003 pro forma	2003[1]	2004	% change 2004 vs 2003[1]
Net banking income	**3,312**	**3,280**	**3,393**	**+3.4%**
Operating expenses and depreciation	(2,409)	(2,453)	(2,479)	+1.1%
Gross operating income	**903**	**827**	**914**	**+10.5%**
Risk-related costs[2]	(157)	(157)	(158)	+0.6%
Pre-tax income on ordinary activities	**746**	**670**	**756**	**+12.8%**
Extraordinary items and tax	(245)	(217)	(227)	+4.6%
Net income before goodwill amortisation	**501**	**453**	**529**	**+16.8%**
ROE (as a % of allocated capital)	**23.5%**		**23.5%**	

(1) On a like-for-like consolidation basis and on comparable methods. Unaudited data. See the section 'Overview of the Group's business lines'.
(2) Before impact on net assets of harmonising Group provisioning policies.



The **Crédit Lyonnais** posted a sharp 10.5%* increase in gross operating income. Strong performances in all customer segments generated robust growth in customer deposits and loans outstanding. In 2004, Crédit Lyonnais opened over 30,000 new accounts (a 10% year-on-year increase) and sold 58,000 *'Velours'* tax-efficient personal pension plans.

On- and off-balance sheet customer deposits outstanding rose by 6.1% to €118.6 billion (including 2004 and 2003 deposits from institutional customers of Crédit Lyonnais' former corporate and investment banking business). This growth was driven by:

- Record life insurance premium inflows of €4.2 billion, which boosted business in force by 8.8% to €29.7 billion;
- A solid increase in securities held by customers, which were up 10.4% to €9.6 billion. Crédit Lyonnais achieved good results in placing public offerings made in 2004 (Snecma, BioMérieux, Pages Jaunes and APRR), taking top position among the branch banks in placing shares with retail investors;
- A significant 5% rise in bank savings, mainly fuelled by passbook savings (up 17.2%), particularly following the success of the *Cerise* passbook launched at the beginning of 2004. However, customer deposits in 'PEP' popular savings plans and demand accounts fell by 16.9% and 5.6% respectively, due to low market interest rates. Demand deposits posted 5.7% growth.

Mutual fund investments were up just 3.9% on 2003, reaching €26.9 billion, as uncertainties in the equity markets made savers more cautious. Money market funds attracted the bulk of deposit-taking.

Loans outstanding were up 6.8% year-on-year to €48.6 billion (including loans to institutional customers of Crédit Lyonnais' former corporate and investment banking business). This growth was fuelled by a robust increase in new mortgage lending, which reached a record level of €7.5 billion and boosted outstanding mortgage loans by 9.7% in a fiercely competitive market. Meanwhile, driven by an 11% year-on-year increase in new lending, outstanding loans to small businesses grew by 3.8%, while loans to middle-market customers increased by 3.5%. Similarly, despite a sharp slowdown in the consumer credit market, loans outstanding in this segment continued to grow by 3.7%.

Bolstered by this buoyant business performance, **net banking income** from the Crédit Lyonnais was up 3.4%* to €3.393 billion. This increase stemmed from a 3.2%* rise in the net interest margin, which was underpinned by volume effects in a climate of historically low interest rates. NBI was also boosted by a 3.8%* rise in fee income, based on 4.1%* growth in commissions and fees on insurance and, above all, an 8.9%* increase in fees for services and other banking transactions. As a result, fee income made a slightly higher contribution of 46% to overall net banking income in 2004.

Operating expenses for the Crédit Lyonnais with a level of €2.5 billion remained under control, rising by 1.1%*, despite major sales-related investments, including 50 new branches, 150 branch refurbishments and the continued build-up of call centres. Other expenses remained stable in 2004, while the payroll even dipped due to a 1% reduction in the headcount, despite a sustained recruitment drive (1,300 new hires in 2004). The cost/income ratio declined from 74.8% in 2003 to 73.1% in 2004.

Risk-related costs totalled €158 million in 2004, on a par with 2003, despite a 4.9% rise in risk-weighted assets. The ratio of risk-related costs to risk-weighted assets amounted to 43 basis points** versus 45 basis points in 2003.

Overall, **net income before goodwill amortisation** was up 16.8% to €529 million, giving an ROE of 23.5%.

3. Specialised financial services

The **specialised financial services** business line generated €412 million in net income before goodwill amortisation and integration-related costs, up 11.1% from 2003.

In 2004, the lease finance, factoring and consumer credit business segments underwent a radical reorganisation. The business line as a whole benefited from a buoyant performance in the consumer lending division, which continued to expand proactively both in France and abroad, and significantly strengthened its international operations:

- In France, the Group acquired an additional 14.5% stake in Finaref in March 2004, followed by the remaining 10% interest on 27 January 2005, in line with the agreements signed with the PPR Group;
- In Greece, it launched Emporiki Credicom's consumer credit operations;
- In Denmark, Crédit Agricole S.A. acquired the consumer credit company Dan'Aktiv on 2 April 2004;
- In the three Scandinavian countries, Sweden, Norway and Finland, Finaref Group AB acquired 100% of Jotex Finans AB, a consumer credit company specialising in mail-order home textiles retailing, on September 2004;
- In Morocco, the Group strengthened its ties with *Banque Commerciale du Maroc*, its new partner in the consumer credit company Wafasalaf;
- In Portugal, Sofinco acquired Banco Espirito Santo's 15% stake in Credibom in early July 2004. Consequently, Sofinco now owns 100% of its Portuguese subsidiary.

Compared to 31 December 2003, the business scope for the specialised financial services division changed as a result of these transactions:

- Credibom has been fully consolidated since the third quarter of 2003. In the first half of 2003, this Portuguese consumer credit company was consolidated by the equity method at 40%;
- Dan'Aktiv and Jotex Finans AB have been fully consolidated since 1 April 2004 and 1 October 2004 respectively;

** On a like-for-like consolidation basis and on comparable methods. Unaudited data. See the section 'Overview of the Group's business lines'.*

*** Before impact on net assets of harmonising Group provisioning policies.*

- Sofinco sold off its Réunion-based subsidiaries Réunibail (52%-owned) and Réuniroute (97.5%-owned). Their deconsolidation was backdated to 1 January 2004.

However, Eurofactor's earnings are still consolidated proportionally in Crédit Agricole S.A.'s 2004 income statement, as the Group increased its stake in this factoring subsidiary from 49.1% to 98.2% at the very end of 2004.

In view of these changes, the key income statement aggregates are stated on a like-for-like consolidation basis, as indicated in the following table[1].

(in millions of euros)	2003 pro forma	2004	% change 2004 vs 2003	% change 2004 vs 2003 on a like-for-like consolidation basis[1]
Net banking income	**2,208**	**2,387**	**+8.1%**	**+6.2%**
Operating expenses and depreciation	(1,264)	(1,398)	+10.6%	+8.9%
Gross operating income	**944**	**989**	**+4.8%**	**+2.6%**
Risk-related costs	(356)	(342)	(3.9%)	(4.0%)
Income from equity affiliates	4	(3)	n.m.	n.m.
Pre-tax income on ordinary activities	**592**	**644**	**+8.8%**	**+5.8%**
Extraordinary items (excluding integration-related costs), tax and FGBR	(221)	(232)	+5.0%	(0.5%)
Net income before goodwill amortisation	**371**	**412**	**+11.1%**	**+7.6%**
ROE (as a % of allocated capital)	**21.1%**	**19.7%**		

Consumer credit activities are now handled by Sofinco, Finaref and Lukas, since Sofinco merged with Finalion, Crédit Lyonnais' dedicated subsidiary was merged with Sofinco, at end-March 2004 (transaction backdated to 1 January 2004).

Gross outstandings increased sharply by 13.3% year-to-year to €31.9 billion at end-December 2004.

Foreign subsidiaries recorded very strong business levels, with new financing up 32.1% year-on-year (or 31.3% excluding Dan'Aktiv, which was added to the scope of consolidation in the second quarter of 2004). The Italian subsidiary Agos Itafinco posted particularly robust growth, with oustandings up 44% year-on-year. In addition, Sofinco signed a partnership agreement and set up a joint subsidiary, CSF Spa, with Carrefour in Italy. Other subsidiaries also delivered strong performances in Poland, Morocco, Spain and Germany, despite a challenging economic climate.

In France, new financing increased by 4% year-on-year. In particular, consumer credit activities managed within the Group, in conjunction with the Regional Banks and Crédit Lyonnais, recorded sharp growth, with Sofinco handling €2.5 billion in outstandings on behalf of the Regional Banks (up 13.7%) and €4.7 billion on behalf of Crédit Lyonnais (up 20.5%). The online business also saw strong growth of 45% versus 2003.

Driven by a steep rise in volumes, net banking income in this business line was up 11.3% (or 9.1% on a like-for-like consolidation basis), despite a fiercely competitive environment, which put a squeeze on margins.

Meanwhile, operating expenses increased by 13.8%, partly due to an enlarged scope of consolidation. Excluding Credibom, Réunibail and Dan'Aktiv, 11.7% of this increase stems mostly from investments by foreign subsidiaries (including the cost of adapting IT systems and bringing them in line with Basle II requirements, together with sales-related investments, such as customer acquisition costs and debt recovery expenses).

Risk-related costs held steady at around €300 million. Excluding consolidation changes (Credibom and Dan'Aktiv), which increased risk-related costs by €5 million, net allocations/provisions were down €4 million compared to 2003.

With a combined net income of €359 million, before goodwill amortisation and integration-related costs, the consumer credit subsidiaries contributed 87% of this business line's income. The foreign subsidiaries generated a particularly impressive rise in net income, which was up 44.3%, or 35% on a like-for-like consolidation basis.

In the **lease finance** business, Ucabail now encompasses all leasing activities for the Regional Banks and Crédit Lyonnais network, following the merger between Ucabail and Lixxbail on 27 May. Including EFL, the Polish subsidiary, total lease finance outstandings were up 0.4% year-on-year to €12.6 billion at end-2004.

In Poland, where the market is highly competitive and impacted by tax reforms, EFL continued to diversify into the equipment leasing sector and significantly improved its positions in the transport markets. Its lease finance outstanding were up 24.4% versus 2003, or around 8% at constant exchange rates.

In France, Ucabail's new financing was down 8% to €3.4 billion under the combined impact of fierce competition and sluggish business spending. Growth in financing with services -long-term rental (up 32%) and computer leasing (up 6%)- did not fully offset weak business volumes in equipment leasing and, most of all, property leasing.

Gross operating income fell by 16.1% compared to 2003, due to financing costs for the Lixxbail acquisition. Excluding these costs, gross operating income was down 9.7%. NBI growth was affected by narrower spreads on new business, while operating expenses reflected one-off reorganisation expenses.

The lease-finance business reported €40 million in net income before goodwill amortisation and integration-related costs, down €7 million on 2003.

The **factoring business** enjoyed robust growth in 2004, after two weak years. Revenues (factored receivables) for both factoring companies, Eurofactor and Transfact, totalled €27.6 billion, up 7.6% on 2003. In France, new business increased by nearly 7%. In particular, Transfact enjoyed major commercial successes, working in partnership with the Regional Banks, and managed to double its export business volumes. Eurofactor achieved substantial growth of 60% in the very small business segment and 30% in major corporates. Outside France, new business increased by 9.4% compared to 2003, exceeding €8 billion. Growth was particularly strong in Germany and Portugal, where revenues were up 40%.

Overall factoring outstandings rose to €5.3 billion, up 10% year-on-year. This business performance was accompanied by 2.9% growth in NBI, tightly-controlled expenses (down 1.4%) and a €10 million (66.7%) decrease in risk-related costs compared to 2003. Net income before goodwill amortisation was up 58% to €19 million versus €12 million in 2003.

Net banking income in the specialised financial services business line totalled €2.387 billion in 2004, an increase of 8.1% on 2003 (or 6.2% on a like-for-like consolidation basis, i.e. excluding Credibom, Réunibail and Dan'Aktiv). **Operating expenses** were up 10.6% (or 8.9% on a like-for-like consolidation basis), while **gross operating income** in this business totalled €989 million in 2004, up 4.8% year-on-year (or 2.6% on a like-for-like consolidation basis).

After **risk-related costs** of €342 million (down 3.9%), **pre-tax income on ordinary activities** came to €644 million, up 8.8% year-on-year (or 5.8% on a like-for-like consolidation basis).

Net income before goodwill amortisation and integration-related costs amounted to €412 million, up 11.1% compared to 2003 (or 7.6% on a like-for-like consolidation basis). **ROE** (Return On Equity) was 19.7%.

4. Asset management, insurance and private banking

The asset management, insurance and private banking business line sharply increased its contribution to Group income in 2004, despite completing the mergers between its main entities (including staff and systems integration):

- In the asset management business, the two main asset management companies, CA-AM and CLAM, were combined under Crédit Agricole Asset Management (CAAM), while the quantitative management subsidiary ABF CM was merged into CPR Asset Management (CPR AM);
- In the personal insurance business, Predica merged with UAF;
- The private banking business continued to reorganise its network.

(in millions of euros)	2003 pro forma	2004	% change 2004 vs 2003
Net banking income	**2,635**	**2,782**	**+5.6%**
Operating expenses and depreciation	(1,343)	(1,385)	+3.1%
Gross operating income	**1,292**	**1,397**	**+8.1%**
Risk-related costs	1	(11)	n.m.
Income from equity affiliates	7	12	+71.4%
Pre-tax income on ordinary activities	**1,300**	**1,398**	**+7.5%**
Extraordinary items (excluding integration-related costs), tax and FGBR	(430)	(438)	+1.9%
Net income before goodwill amortisation	**870**	**960**	**+10.3%**
ROE (as a % of allocated capital)	**17.0%**	**17.2%**	

At end-2004, total assets under management in this business line exceeded €400 billion (or €405.8 billion excluding double counting between the various entities in this division). Despite a sluggish market and favourable environment for arbitrage transactions (due to the Sarkozy law, public offerings and 'PERP' tax-efficient pension plans), assets under management increased by €28.1 billion in 2004. This equates to a 7.4% increase on a like-for-like consolidation basis, i.e. excluding: (i) the sale of two private asset management subsidiaries, namely LACIM in the UK at end-April 2004 and CAI Private Banking Italia Spa in Italy in September 2004; and ii) the acquisition of Citibank's private banking operations by Crédit Foncier de Monaco. This division was involved in the radical reorganisation of the Group's business lines, as a result of the mergers between the specialised subsidiaries of Crédit Agricole S.A. and Crédit Lyonnais.

In **asset management**, Crédit Agricole S.A.'s total assets under management (by CAAM, CPR AM, BFT and Equalt) amounted to €347.0 billion at end-2004. This represents a 16% increase on 2003, based on the harmonised counting method for assets under management adopted in 2004 (which includes mandates invested in mutual funds and eliminates the share of feeder funds invested in master funds).

€13.2 billion of this €47.9 billion increase in assets under management stems from positive market effects during the year (the CAC 40 was up 7.4% in 2004, while the French 'OAT' government bond yield declined by 69 basis points over this period). This growth was also driven by €34.7 billion of net new inflows, including around €20 billion in assets that were previously managed directly by UAF and transferred to CAAM on

1 July 2004 following the merger between Predica and UAF. However, as a result of the new Sarkozy law allowing early withdrawal of funds from employee savings schemes, this growth also reflects a net outflow of €1.2 billion, or 13% of amounts outstanding in employee savings funds.

To tailor their products to market trends and customer demand from different target segments, the Group's asset management subsidiaries launched a range of innovative mutual funds. As a result, inflows came mostly from alternative funds (VaR range), structured products and absolute return funds.

The Group pressed ahead with its international expansion. By end-2004, €30.5 billion in new inflows were achieved by the foreign subsidiaries (up 42.7% year-on-year), equating to 8.8% of total assets. In 2004, the Group consolidated its European asset management operations and achieved some excellent successes in Spain and the UK. Similarly, in Asia, the build-up of partnerships in Japan and Korea generated substantial new inflows, amounting to around 45% of the international total.

The asset management business delivered a very good earnings performance. Net banking income was up 10.9% to €1.2 billion (or up 16.4% on a like-for-like consolidation basis), while gross operating income rose by 26.7% (or 28.0% on a like-for-like consolidation basis) and net income before goodwill amortisation and integration-related costs increased by 17.1% (or 17.9% on a like-for-like consolidation basis).

In the **private banking business**, assets under management totalled €67.8 billion* at end-2004, up 1.1% year-on-year on a like-for-like consolidation basis. Over the year, AUM increased by €729 million.

In **France**, private wealth under management by BGPI, CPR Online and the Crédit Lyonnais amounted to €26.0 billion. The private banking business picked up again after: i) the creation of a unified organisation centred around Banque de Gestion Privée Indosuez (BGPI-CAICG merger) in France at the end of 2003; ii) the acquisition of Top Trades by CPR Online; and iii) the closure of the French branch of Crédit Foncier de Monaco. By launching targeted products, the Group achieved its goal of stepping up its sales expansion by improving cooperation between its areas of expertise (business lines and Regional Banks). In 2004, assets under management grew by only 1.4%, as customers switched to other types of investments, such as PERPs (tax-efficient personal pension plans), life insurance, deposits and public offerings.

Outside France, 2004 was devoted to maximising the potential of the Crédit Agricole S.A.-Crédit Lyonnais tie-up in each market. This integration process is due to be completed in 2005. In Monaco, Crédit Foncier de Monaco and Crédit Lyonnais SA Monaco were legally merged in early July 2004. In Luxembourg, Crédit Lyonnais Luxembourg became a subsidiary of CAI Luxembourg in July 2004 and these two subsidiaries are due to be merged under the name Crédit Agricole Luxembourg in mid-2005. Similarly, CAI Suisse S.A. and Crédit Lyonnais Suisse S.A. will merge under the name Crédit Agricole Suisse in March 2005.

At end-2004, assets under management by the international private banking business totalled €41.8 billion. Compared to end-2003, assets under management fell by €8.7 billion, due to the divestment of Laing & Cruickshank Investment Management Limited (LACIM) to UBS in April 2004 and the sale of CAI Private Banking Italia Spa to Banca Intesa in September. However, the acquisition of Citibank's private banking activities and staff by CFM Monaco in the final quarter of 2004 boosted assets under management by €189 million (on a like-for-like consolidation basis over one year, assets under managemtn grow by 1%).

Net banking income held steady at €490 million, while operating expenses declined by 0.7% year-on-year, leading to a 2.6% increase in gross operating income.

On 30 June 2004, **the life insurance subsidiaries** - Predica, UAF and AF Vie - were merged to create the new Predica personal insurance unit. This transaction was backdated to 1 January 2004. In a buoyant life insurance market, premium income totalled €16.4 billion (excluding policy renewals), up 7.8% on 2003.

The launch of 'PERP' personal pension plans (both unit-linked and standard) proved extremely popular in 2004. The Crédit Agricole and Crédit Lyonnais sold nearly 450,000 plans in 2004, generating net inflows of over €200 million and giving the Group a roughly 35% market share in this segment. In addition, as a result of Crédit Agricole's *'Retraite Verte'* range, which offers solutions combining a life insurance policy with a personal pension plan, the *'Confluence'* standard life insurance policy enjoyed outstanding growth in 2004, with over 730,000 policies written and 21% growth in premium income compared to 2003.

Business in force managed by Predica (i.e. gross mathematical provisions) totalled nearly €129 billion, up 9.6% year-on-year and slightly outperforming the market growth rate (9% according to FFSA). Unit-linked policies grew by 7.8% and amounted to 11.2% of mathematical provisions, while standard (non-unit-linked) policies grew by 9.8% year-on-year. Compared to 2003, the investment mix (based on book value) shifted towards equities (11.5% versus 9.3%) and alternative funds (1.3% versus 0.7%).

The international life insurance business also posted impressive growth in both Portugal and Luxembourg, through Federlux, which is due to merge with Predicai Europe in 2005.

In the **property & casualty insurance** business, Pacifica merged with Afcalia, Crédit Lyonnais' insurance subsidiary, on 30 September 2004 (transaction backdated to 1 January 2004). Afcalia's life insurance division had already been transferred to Predica's personal insurance unit.

** From 2004 onwards, assets under management exclude life insurance investments by Crédit Lyonnais' private banking customers in France. Data for previous years have been adjusted accordingly.*



The property & casualty insurance business continued to enjoy an excellent performance. In 2004, over one million new policies were sold by Pacifica, representing an 8.6% increase on 2003. As a result, Pacifica had a total of over four million policies in force at end-2004, up 14.1% year-on-year. Finaref sold nearly 850,000 new policies, 12% more than in 2003.

Combined premium income for Pacifica and Finaref rose by 17.6% in 2004 to €1.022 billion, reflecting strong business volumes in all segments: comprehensive household up 17.4%; car insurance up 9.9%; farming insurance up 100%; and personal accident, legal protection and other insurance up 20.2%. Meanwhile, the number of new claims increased by just 7.6%, while the claims ratio (for all products combined and excluding administration fees) improved significantly to 58.5% in 2004 (versus 69.3% in 2003) on a like-for-like consolidation basis, and 52.5% following the transfer of Afcalia's in-force business. The overall combined ratio for the property & casualty insurance business (i.e. the cost of claims as a percentage of premiums, including administration fees and commissions paid to the Regional Banks) remained at a satisfactory level of 96.4%.

For all insurance businesses combined (life and property & casualty), NBI was up 2.6% to €1.1 billion. Predica had booked €486 million to provisions at end-2004 in connection with ongoing discussions with CCAMIP. This amounted to less than 0.4% of outstanding technical reserves (€132.7 billion). These provisions did not have any impact on 2004 net income.

Operating expenses rose by 13.6%, reflecting the tax impact of growth in premium income and a higher Organic rate.

Overall **net banking income** in the asset management, insurance and private banking business line was up 5.6% year-on-year to €2.782 billion, mainly driven by a strong 10.9% increase in asset management revenues.

Operating expenses for this business line increased by 3.1% to €1.385 billion. As a result, **gross operating income** increased by 8.1% to €1.397 billion in 2004, versus €1.292 billion in 2003, and the **cost/income ratio** improved to 49.8% versus 51%.

Net income for this business line reflects €11 million in risk-related costs, mainly for various business risks in the private banking segment.

Net income before goodwill amortisation and integration-related costs totalled €960 million, up 10.3% on 2003 (or 5.7%* on a like-for-like consolidation basis and on comparable methods). **ROE** as a percentage of allocated capital stood at 17.2% in 2004.

5. Corporate and investment banking

In 2004, conditions in the capital markets business were less buoyant. In addition, the Group underwent a radical reorganisation as a result of integrating the **corporate and investment banking** activities of Crédit Lyonnais and Crédit Agricole Indosuez. Despite these challenging circumstances, the corporate and investment banking business line delivered a **net income** before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6%* on 2003. This performance was driven by a much leaner cost base and historically low risk-related costs.

(in millions of euros)	2003 pro forma	2003*	2004	% change 2004 vs 2003*
Net banking income	**4,763**	**4,610**	**3,916**	**(15.1%)**
Operating expenses and depreciation	(3,117)	(3,038)	(2,656)	(12.6%)
Gross operating income	**1,646**	**1,572**	**1,260**	**(19.8%)**
Risk-related costs	(561)	(548)	(37)	n.m.
Income from equity affiliates	-	61	73	+19.7%
Net income on disposal of non-current assets	25	12	30	x2.5
Pre-tax income on ordinary acivities	**1,110**	**1,097**	**1,326**	**+20.9%**
Extraordinary items (excluding integration-related costs) and tax	(328)	(303)	(273)	(9.9%)
Net income before goodwill amortisation	**782**	**794**	**1,053**	**+32.6%**
ROE (as a % of allocated capital)	**10.5%**		**14.2%**	

* *On a like-for-like consolidation basis and on comparable methods. Unaudited data. See the section 'Overview of the Group's business lines'.*

The major highlight of 2004 in this business line was the creation of Calyon Corporate and Investment Bank on 1 May 2004. This new subsidiary was formed by transferring Crédit Lyonnais' corporate and investment banking operations to Crédit Agricole Indosuez. This asset transfer was backdated to 1 January 2004.

The technical integration process was concluded very swiftly and successfully. Most IT migration towards selected systems (mainly for capital markets activities) was completed. The vast resources devoted to this integration process had a major impact on Calyon's business performance in 2004. However, Calyon still delivered a satisfactory financial performance and achieved some outstanding commercial successes.

Net banking income in the **corporate and investment banking** business line was down 15.1%* in 2004 to €3.916 billion. At constant dollar-euro exchange rates, NBI was down 12.5%.

Meanwhile, the cost base was significantly streamlined. Operating expenses decreased by 12.6%*, due to the swifter implementation of the synergy programme accompanying the integration process. 93% of staff cuts were completed, amounting to 2,600 full-time equivalent positions. 2.5 percentage points of this 12.6% decrease stemmed from a weaker US dollar.

Gross operating income was down 19.8%* compared to 2003.

Risk-related costs fell sharply to €37 million versus €548 million in 2003. A healthier financial position among major corporates in the US and Europe reduced the need for further provisions, while the highly cautious risk management policy maintained over the past few years resulted in a write-back of specific provisions.

After taking into account €73 million of income from equity affiliates (i.e. Al Bank Al Saudi Al Fransi, which was previously part of the 'International retail banking' business line) and €30 million in net income on disposal of non-current assets (mainly from the sale of the residual stake in Euronext), the corporate and investment banking business generated €1.053 billion in **net income** before goodwill amortisation and integration-related costs. This represents an increase of 34.6% on 2003, or 32.6%* on a like-for-like consolidation basis and on comparable methods.

As a result, **ROE** improved significantly to 14.2% in 2004.

Owing to this large-scale internal reorganisation, entailing heavy investment in equipment, people and other resources, 2004 was a transitional year that saw contrasting business performances.

The capital markets business successfully completed its technical integration process. Towards the end of 2004, a proportion of the synergy gains were invested in this business segment to expand and strengthen certain teams. Net income from financing activities grew very sharply, driven by a steep decline in operating expenses and risk-related costs, coupled with a resilient operating income.

Financing activities

(in millions of euros)	2003 pro forma	2003*	2004	% change 2004 vs 2003*
Net banking income	**2,075**	**1,864**	**1,667**	**(10.6%)**
Operating expenses	(1,171)	(1,069)	(868)	(18.8%)
Gross operating income	**904**	**795**	**799**	**+0.5%**
Risk-related costs	(578)	(561)	50	n.m.
Income from equity affiliates	-	61	73	+19.7%
Net income on disposal of non-current assets	17	4	(2)	n.m.
Pre-tax income on ordinary activities	**343**	**299**	**920**	**x3.1**
Extraordinary items (excluding integration-related costs) and tax	(107)	(73)	(203)	x2.8
Net income before goodwill amortisation	**236**	**226**	**717**	**x3.2**
ROE (as a % of allocated capital)	**5.4%**		**15.8%**	

* *On a like-for-like consolidation basis and on comparable methods. Unaudited data. See the section 'Overview of the Group's business lines'.*



The financing business held up well in a sluggish and highly competitive environment. Net income before goodwill amortisation and integration-related costs came in at €717 million in 2004, i.e. more than three times its 2003 level.

Gross operating income was up 0.5%* year-on-year, or 5.4% at constant exchange rates. Net banking income was down 10.6%* versus 2003 (exchange rates accounted for 2.5 percentage points of this decrease).

However, the structured finance business posted a robust NBI performance, following an exceptionally strong 2003, which was bolstered by various major transactions.

In 2004, business volumes remained buoyant in ship and aircraft finance. In project finance, a number of transactions were completed and the most successful deals were in the energy sector.

Revenues from financial services to customers (including syndicated loans, acquisition finance and leveraged finance) and international commercial banking were hit by an erosion in demand and lending margins, especially in the US. By contrast, 2003 had benefited from various high-margin deals. However, the Group performed well in the acquisition finance market, where it completed several high-profile deals in Europe for clients such as Galbani, Vendex, Itelevisa and Vivarte Picard.

Operating expenses were down 18.8%* on like-for-like business scope and 16.3% at constant exchange rates.

Risk-related costs improved substantially, showing a net reversal of €50 million, compared to a net charge of €578 million in 2003. Including the contribution from Al Bank Al Saudi Al Fransi (BSF), which was internally transferred to this business line in 2004, income from equity affiliates amounted to €73 million. ROE stood at 15.8% in 2004.

*Capital markets and investment banking***

(in millions of euros)	2003 pro forma	2003*	2004	% change 2004 vs 2003
Net banking income	**2,563**	**2,621**	**2,043**	**(22.1%)**
Operating expenses	(1,924)	(1,947)	(1,752)	(10.0%)
Gross operating income	**639**	**674**	**291**	**(56.8%)**
Risk-related costs	33	29	-	n.m.
Net income on disposal of non-current assets	9	9	32	x3.6
Pre-tax income on ordinary activities	**681**	**712**	**323**	**(54.6%)**
Extraordinary items (excluding integration-related costs) and tax	(208)	(217)	(81)	(62.7%)
Net income before goodwill amortisation	**473**	**495**	**242**	**(51.1%)**
ROE (as a % of allocated capital)	**22.5%**		**10.6%**	

In the capital markets and investment banking business, net income before goodwill amortisation and integration-related costs totalled €242 million in 2004, down 51.1%* compared to a high 2003 performance.

Net banking income came in at €2.043 billion, down 22.1%* on 2003 on a like-for-like business scope, or 19.6% at constant exchange rates. The internal reorganisations resulting from the newly-formed Calyon subsidiary impacted growth in this business in 2004, although NBI increased in the final quarter. Moreover, conditions in the capital markets business were less buoyant compared to 2003, especially in equity and fixed-income derivatives.

In 2004, the capital markets business saw growth in credit activities and a good contribution from bond issuance and futures brokerage. Some major deals were completed in securitisation (including Korea First Bank, Fraikin, Spie and Goodyear) and structured credit. However, the performance by treasury activities was adversely affected by the interest rate environment (low volatility of short rates and upturn in US rates) and a reduction in positions. In trading, business volumes were still weak. The risk profile remained highly conservative, with average Value at Risk (VAR) of €22 million after the integration period.

Equity brokerage activities (handled by Cheuvreux in Europe, CLSA in Asia, and Calyon Financial) delivered excellent performances, with revenues up 11% and a six-fold jump in gross operating income. e-brokerage volumes increased sharply, accounting for 15% of Cheuvreux's revenues.

In 2004, investment banking activity was driven by a buoyant primary market. Calyon arranged a large number of rights issues, including Alstom, Rhodia and Club Med. A new surge of IPO activity enabled Calyon to lead-manage a number of deals, such as BioMérieux and Nexity. It also took part in several major privatisations in France

** On a like-for-like consolidation basis and on comparable methods. Unaudited data. See the section 'Overview of the Group's business lines'.*
*** Private equity activities were previously reviewed under 'Capital markets and investment banking', but are now dealt with separately (see next section).*

(Snecma and Pages Jaunes) and in Europe (Postbank in Germany and Terna in Italy).

Amid a continuing wave of financial or industrial restructuring in several business sectors, Calyon won some high profile advisory mandates, including CDC's divestment of Eulia to Caisses d'Épargne, and PPR's divestment of Rexel.

Operating expenses for the capital markets and investment banking business dropped 10%* on a like-for-like business scope, while risk-related costs came to zero after a net reversal of €29 million* in 2003.

Private equity

(in millions of euros)	2003 pro forma	2004	% change 2004 vs 2003
Net banking income	**125**	**206**	**+64.8%**
Operating expenses and depreciation	(22)	(36)	+63.6%
Gross operating income	**103**	**170**	**+65.0%**
Risk-related costs	(16)	(87)	x5.4
Net income on disposal of non-current assets	(1)	-	n.m.
Pre-tax income on ordinary activities	**86**	**83**	**(3.5%)**
Extraordinary items (excluding integration-related costs), tax and FGBR	(13)	11	n.m.
Net income before goodwill amortisation	**73**	**94**	**+28.8%**
ROE (as a % of allocated capital)	**11.7%**	**16.6%**	

The private equity business pressed ahead with its restructuring plans in 2004. The private equity subsidiaries of Crédit Lyonnais (CLPEH, CLPE, CLCI and CLVC) and UI are due to merge in the first half of 2005. The organisation has been refocused around three business divisions: i) direct investment in unlisted companies through **Crédit Agricole Private Equity**; ii) agricapital for the agriculture and agri-foods businesses through IDIA; and iii) midcap mergers & acquisitions through Sodica.

In a highly competitive market, private equity activity in 2004 remained robust in expansion capital and LBOs/MBOs, venture capital (equity finance for new high-tech companies), mezzanine financing advisory services, and midcap mergers & acquisitions.

The private equity business realised €167 million of capital gains in 2004, versus €97 million in 2003, generating net banking income of €206 million (up 64.8%).

After risk-related costs amounting to €87 million in net provisions (mainly covering several investments in the private equity portfolio), net income came to €94 million, up 28.8% on 2003.

6. International retail banking

The income contribution from the international retail banking business improved significantly. Net income before goodwill amortisation and integration-related costs rose by over 50% to €335 million in 2004.

(in millions of euros)	2003 pro forma	2004	% change 2004 vs 2003
Net banking income	**359**	**352**	**(1.9%)**
Operating expenses and depreciation	(279)	(278)	(0.4%)
Gross operating income	**80**	**74**	**(7.5%)**
Risk-related costs	(52)	(32)	(38.5%)
Income from equity affiliates	209	305	+45.9%
Pre-tax income on ordinary activities	**237**	**347**	**+46.4%**
Tax and FGBR	(14)	(12)	(14.3%)
Net income before goodwill amortisation and integration-related costs	**223**	**335**	**+50.2%**
ROE (as a % of allocated capital)	**9.3%**	**14.3%**	

In 2004, the key income statement aggregates in the international retail banking business were impacted by the sale of Calyon's stake in Banque Libano-Française SAL in mid-2004.

On a like-for-like consolidation basis, gross operating income was up 6.8% in 2004, fuelled by a 6.1% like-for-like increase in net banking income, owing to improved contributions from the banking networks in Africa, the Middle East and Latin America. Meanwhile, operating expenses rose by 5.9% on a like-for-like consolidation basis, while risk-related costs fell by 33.3% to €24 million.

This business line also posted €305 million in income from equity affiliates, up 45.9% on 2003. This sharp increase was achieved despite the impact of transferring Al Bank Al Saudi Al Fransi (BSF) from this business line to the corporate and investment banking business in early 2004. In 2003, BSF contributed €61 million to income from equity affiliates.

Owing to a vastly improved performance from Banca Intesa, income from equity affiliates doubled on a like-for-like business scope. The strategy of refocusing on the Italian market and cutting costs, introduced by Banca Intesa at end-2002, generated a sharp recovery in its results and a €245 million contribution to Crédit Agricole S.A.'s net income before goodwill amortisation (versus €115 million in 2003, and a negative contribution of €55 million in 2002).

In addition, the Group has established its presence in Morocco by acquiring a 51% shareholding in Crédit du Maroc, the country's six-largest bank. It has also developed its partnerships with Attijariwafa Bank (formerly Wafabank) in consumer finance, insurance and asset management.

** On a like-for-like consolidation basis and on comparable methods. Unaudited data. See the section 'Overview of the Group's business lines'.*



7. Proprietary asset management and other activities

The net loss from proprietary asset management and other activities was reduced to €486 million in 2004, compared to €582 million in 2003.

(in millions of euros)	2003 pro forma	2003(1)	2004	% change 2004 vs 2003
Net banking income	**(556)**	**(411)**	**(317)**	**(22.9%)**
Operating expenses	(477)	(512)	(556)	+8.6%
Gross operating income	**(1,033)**	**(923)**	**(873)**	**(5.4%)**
Risk-related costs	4	n.a.	4	n.a.
Income from equity affiliates	6	n.a.	8	n.a.
Net income on disposal of non-current assets	(74)	n.a.	48	n.a.
Pre-tax income on ordinary activities	**(1,097)**	**n.a.**	**(813)**	**n.a**
Extraordinary items (excluding integration-related costs), tax and FGBR	515	n.a.	327	n.a.
Net income before goodwill amortisation	**(582)**	**n.a.**	**(486)**	**n.a.**

Following the partial contribution by Crédit Lyonnais of its corporate and investment banking operations to CAI (renamed Calyon), some of the remaining Crédit Lyonnais activities that were not transferred to CAI (e.g. work-out business and correspondent banking) were assigned to the 'Proprietary asset management and other activities' business segment. This reorganisation of the Group's business lines boosted NBI by €90 million. In addition, the first-time consolidation of Uni-Edition, the Group's publishing subsidiary (previously accounted for by the equity method), generated €54 million in NBI.

NBI in this business segment reflected the impact of an improved stock market performance on the proprietary equity portfolio. In 2004, NBI included a €55 million net reversal of provisions on the equity book, compared to €158 million of additional provisions in 2003. This factor improved NBI by €213 million in 2004.

However, this division also saw a €72 million increase in financing costs, mainly due to the acquisition of increased shareholdings in Finaref (an additional 14.5% in March 2004 and 10% at end-2004) and Dan Aktiv.

Net income on fixed assets totalled €48 million in 2004, up €122 million on 2003, which was affected by provisions booked against unconsolidated affiliates.

Crédit Agricole S.A. consolidated balance sheet

SUMMARY CONSOLIDATED BALANCE SHEET (PUBLISHED FIGURES)

Assets *(in millions of euros)*	31/12/2002	31/12/2003	**31/12/2004**	% of total	% change 2004 vs 2003
Cash, money market and interbank items	107,799	172,246	159,101	**19.5%**	**(7.6%)**
Crédit Agricole internal transactions	149,901	157,648	170,520	**20.9%**	**+8.2%**
Customer-related items	62,541	148,420	152,601	**18.7%**	**+2.8%**
Lease financing	6,663	13,033	13,356	**1.6%**	**+2.5%**
Securities	48,014	77,992	88,144	**10.8%**	**+13.0%**
Insurance companies' investments	84,905	127,288	139,234	**17.1%**	**+9.4%**
Reinsurers' share in technical reserves	144	389	671	**0.1%**	**+72.5%**
Investments, bank premises and equipment	17,311	21,829	22,442	**2.8%**	**+2.8%**
Goodwill	1,652	9,658	9,682	**1.2%**	**0.2%**
Other assets and sundry accounts	26,788	57,482	59,531	**7.3%**	**+3.6%**
Total assets	**505,718**	**785,985**	**815,282**	**100%**	**+3.7%**

Liabilities and shareholders' equity *(in millions of euros)*	31/12/2002	31/12/2003	**31/12/2004**	% of total	% change 2004 vs 2003
Money market and interbank items	70,477	125,127	128,687	**15.8%**	**+2.8%**
Crédit Agricole internal transactions	18,943	13,502	14,286	**1.8%**	**+5.8%**
Customer-related items	205,087	297,765	305,192	**37.4%**	**+2.5%**
Debts represented by a security	58,257	90,505	101,032	**12.4%**	**+11.6%**
Insurance companies' technical reserves	84,154	123,069	135,137	**16.6%**	**+9.8%**
Other liabilities and sundry accounts	39,232	81,858	76,758	**9.4%**	**(6.2%)**
Reserves and subordinated debt	12,136	24,201	23,376	**2.9%**	**(3.4%)**
Fund for General Banking Risks (FGBR)	1,618	1,944	1,833	**0.2%**	**(5.7%)**
Minority interests	383	4,443	4,041	**0.5%**	**(9.0%)**
Consolidated shareholders' equity (excl. FGBR)	15,431	23,571	24,940	**3.1%**	**+5.8%**
Total liabilities and shareholders' equity	**505,718**	**785,985**	**815,282**	**100%**	**+3.7%**

At year-end 2004, the Group's total assets exceeded €815 billion, compared to €786 billion at year-end 2003.

This represents an increase of €29.3 billion (3.7%) in 2004, which was slowed down by consolidation changes and foreign currency movements.

The net impact of changes in the scope of consolidation in 2004 reduced total balance sheet assets by €1.3 billion. The first-time consolidation of Dan'Aktiv and Jotex Finans AB, together with a change in consolidation method for Uni-Editions and Eurofactor, increased total assets by €2.4 billion. Conversely, the removal of Banque Libano-Française SAL, Réunibail, Réuniroute, Financière Lapérouse, BFO and CAI Private Banking Italia from the scope of consolidation in 2004 decreased total assets by €3.7 billion.

Growth in total assets was also restrained by the ongoing depreciation of the US dollar and Japanese yen against the euro during 2004 (USD down 7.8% and JPY down 3.4%).

On a like-for-like consolidation basis and at constant exchange rates, total assets were up €35 billion*, i.e. 4.5%* year-on-year.

Customer transactions

Customer loans outstanding (including lease finance operations), net of provisions, totalled €166 billion at end-2004. This year-on-year growth of €4.5 billion (2.8%) stems from buoyant business performances by Sofinco in consumer finance and by the Crédit Lyonnais retail banking. This increase is also due to consolidation changes, which contributed €1 billion. Outstandings relating to Calyon's customer transactions declined as a result of a €2.8 billion decrease in delivered securities sold under repurchase agreements, following the tie-up between the corporate and investment banking activities of Crédit Lyonnais and CAI.

Crédit Agricole internal transactions, which comprise time accounts and advances from Crédit Agricole S.A. to the Regional Banks, increased by nearly €13 billion in 2004 to €170.5 billion. The components of this item

** Unaudited data.*



reflect the financial mechanisms between Crédit Agricole S.A. and the Regional Banks. Its sharp increase of 8.2% in 2004 mirrors the growth in the Regional Banks' lending activity.

On the liabilities side, **customer deposits** totalled €305.2 billion in 2004. This year-on-year increase of €7.4 billion (2.5%) stems from special savings schemes, which grew by over €9 billion (5.1%) in 2004, led by a strong improvement in savings collected by the Crédit Lyonnais network (up €1.7 billion year-on-year, i.e. 67%) and the Regional Banks (up €6.5 billion, i.e. 4%). Note that, due to the Crédit Agricole Group's internal financing mechanisms, savings collected by the Regional Banks are centralised in Crédit Agricole S.A.'s balance sheet. These savings totalled €164 billion in 2004.

The item 'Other debts to customers' fell by 1.5% (€1.7 billion), due to a €7.1 billion reduction in 'Other pledged securities', following the merger of the corporate and investment banking activities of Crédit Lyonnais and CAI, which did not fully offset the increase in customers' current accounts, which were up €5.7 billion (13.5%).

Securities

Debt represented by a security grew by €10.5 billion to €101 billion in 2004. Due to interest rates level, the Group increased its reliance on the capital markets, issuing €15.9 billion of negotiable debt instruments, while reducing its outstanding bonds by around €1 billion to €22.3 billion.

Investments in trading, available-for-sale, held-to-maturity and portfolio securities exceeded €88 billion, after rising sharply by €10.2 billion in 2004. This increase stems from investments in equities and other listed variable-income securities held for trading (up €13.2 billion, or 67.6%).

Insurance companies' investments amounted to €139.2 billion, rising by almost €12 billion (9.4%) in 2004, fuelled by the expansion of Pacifica and Predica's insurance business.

The insurance companies' technical reserves, on the liabilities side, exceeded €135 billion, up €12.1 billion (9.8%) in 2004.

Capital funds

Crédit Agricole S.A.'s **consolidated shareholders' equity** (including net income for the year) amounted to €24.9 billion at end-2004. This represents an increase of €1.4 billion (5.8%) since end-2003, mainly generated by 2004 net income of €2.203 billion, less the dividends paid out by Crédit Agricole S.A. for the 2003 financial year (€695 million after dividends received from the Regional Banks and subsidiaries) and the €110 million negative impact of accounting changes (mainly the application of CNC recommendation 2003-R01 on pension and similar obligations).

Total capital funds (shareholders' equity + Fund for General Banking Risks + subordinated debt) rose slightly by €640 million to €49.3 billion in 2004. The increase in shareholders' equity was partially offset by a decrease in the other two components (subordinated debt down €216 million and FGBR down €111 million) and a €402 million reduction in minority interests following the sale of the interest in Banque Libano-Française SAL, Réunibail and Financière Lapérouse, and the increased stake acquired in Finaref.

After deducting €1.2 billion in minority interests (excluding preferred shares), consolidated capital funds totalled €48.1 billion.

At the same time, **long-term assets** (i.e. subsidiaries and affiliates not fully consolidated and other fixed assets) rose by €613 million in 2004 to €22.4 billion, due to the increased value of interest in equity-accounted affiliates (mainly the Regional Banks).

Despite additional investments (mostly in Finaref, Credibom and Eurofactor), goodwill amortisation held steady at €9.7 billion, after a €729 million **goodwill amortisation** charge in 2004. Goodwill for Crédit Lyonnais was finally restated (increase of€125 million) and allocated to each business line.

Prudential ratios

CRÉDIT AGRICOLE S.A. GROUP INTERNATIONAL SOLVENCY RATIO

In accordance with regulations, Crédit Agricole S.A. group have calculated their international solvency ratio on a half-yearly basis, since it was listed on the stock market on 14 December 2001, which was already the case for the Crédit Agricole Group.

This calculation is shown in the table below, which details the risks measured in credit risk equivalents (after counterparty weighting) and the regulatory capital levels calculated in accordance with Basle Committee recommendations at the dates indicated.

* *Données non auditées.*

(in millions of euros)	31/12/2002	31/12/2003	31/12/2004
Risks			
Credit risk	86,787	189,976	194,954
Market risk	14,405	22,531	20,659
- Interest rate risk	9,966	15,352	14,291
- Equity risk	3,149	3,077	2,417
- Foreign exchange rate risk	1,184	1,444	1,548
- Commodity risk	105	101	16
- Risk calculated by internal model		2,556	2,387
Total weighted risks (denominator)	**101,192**	**212,507**	**215,613**
Available capital			
Tier 1	15,126	16,883	17,559
Tier 2	8,708	15,043	14,261
Tier 3	210	1,118	1,181
Deductions	14,938	14,007	14,498
Total available capital	**9,106**	**19,037**	**18,503**
Tier 1 solvency ratio	**8.8%**	**7.9%**	**8.0%**
Total solvency ratio	**9.0%**	**8.9%**	**8.6%**

The Crédit Agricole S.A. group's international solvency ratio decreased by 0.3 percentage points to 8.6% at end-2004 versus 8.9% at end-2003.

The aggregate Tier 1 ratio increased by 0.1 percentage points to 8.0% at end-2004 versus 7.9% at end-2003. Changes in the various components of this ratio are analysed below:

Weighted assets totalled €215.6 billion at end-2004, up €3.1 billion compared to end-2003.

Tier 1 capital, net of €14.2 billion in deductions (mainly for intangible fixed assets and goodwill on first-consolidation), amounted to €17.6 billion, up €0.7 billion from end-2003 (see the section 'Capital funds' above).

Tier 2 capital decreased by €0.8 billion to €14.3 billion, mainly due to the redemption of subordinated notes (responsible for €0.6 billion of this decrease).

Deductions for equity investments totalled €14.5 billion, rising by €0.5 billion, principally due to the €0.7 billion increase in the value of equity affiliates, partly offset by the reduction in guarantees given to debt mutual funds.

PLANNED REFORM OF BASLE COMMITTEE STANDARDS

In 1998, the Basle Committee began consultations aimed at reforming its recommendations for international solvency ratios in the banking industry. As a result of these reforms, the existing agreement will be replaced by a new agreement based on a more qualitative approach to the measurement of risk exposure.

The final framework document was issued on 26 June 2004. It takes on board some of the latest comments received from the industry and aims to:

- confine the calculation of prudential capital requirements to unexpected loan losses, bearing in mind that expected losses on performing loans are covered by general and specific provisions or, in their absence, by capital funds;
- simplify the rules for calculating capital requirements for asset securitisation;
- revise the treatment of revolving credit commitments and certain credit risk mitigation techniques.

The new framework is due to come into effect on 31 December 2006, at the earliest, for banks that have opted for the 'Standardised' approach or 'Foundation Internal Ratings-Based (IRB)' approach, and on 31 December 2007 for banks that have opted for the 'Advanced Internal Ratings-Based' approach, bearing in mind that all banks can continue to report their solvency ratios based on Basel I standards until 30 December 2007.

From 1 January 2006, banks will be required to calculate and report their solvency ratios based on both existing standards and Basel II standards, according to the scope of application for each method.

Until then, the solvency ratio reported on 31 December 2005 will be impacted by the following measures, which will be incorporated into the legislation governing this ratio during the first half of 2005:

- the introduction of prudential filters, which will adjust financial statements prepared under IAS/IFRS to reduce the volatility of capital levels resulting from the accounting reform;
- an EU directive on financial conglomerates which introduces:
  - additional supervision, ensuring that the Crédit Agricole Group's consolidated capital covers its overall banking capital requirements and the solvency margin requirements of its insurance companies,
  - a 'non-insurance' banking ratio, which eliminates insurance companies' contribution to consolidated reserves from the numerator, and the equity-accounted value of these companies from the denominator.

In addition, a new international quantitative impact study (QIS5) has been planned for the latest framework document. Major international banking groups, including Crédit Agricole and Crédit Agricole S.A., are expected to complete the study by end-2005. Once all the findings have been analysed in early 2006, capital requirement levels can be fine-tuned before the reform actually comes into effect.

Based on the schedule drawn up by Crédit Agricole (detailed in the 'Risk Management' section of the 'Appendix to the management report'), the Group will have completed its planned upgrades to its internal scoring systems for the main business divisions of the Crédit Agricole Group and Crédit Agricole S.A. group. These efforts will enhance the competitiveness and profitability of the Group's risk management and capital allocation techniques.



CRÉDIT AGRICOLE S.A. PARENT COMPANY FINANCIAL STATEMENTS

At year-end 2004, Crédit Agricole S.A. (parent company) posted net banking income of €1.811 billion, up €1.053 billion compared with 2003.

Dividends from subsidiaries and affiliates rose by €1.249 billion in 2004, from €1.440 billion to €2.689 billion. This sharp increase reflects the impact of: i) the Crédit Lyonnais and Finaref acquisitions in 2003, which increased dividends by €257 million to €516million; ii) dividends from Intesa treasury stock, paid in shares; and iii) more generally, an excellent earnings performance by the subsidiaries and Regional Banks in 2003. This increase also stems from a more streamlined ownership structure for the Polish subsidiaries, resulting in the distribution of €576 million in issue premiums and parent company reserves as subsidiary shares. As a result of this distribution, Crédit Agricole S.A. directly owns the shares in these subsidiaries. The value of their parent company decreased by an equivalent amount, which was immediately recognised as a provision offset against 'Net income on disposal of non-current assets' in the income statement.

However, the cost of financing the shortfall in capital (including the Fund for General Banking Risks relating to home purchase schemes) generated by the investment in the Regional Banks, Finaref and, notably, Crédit Lyonnais, totalled €1.276 billion in 2004, compared to €830 million in 2003, when the financing costs for Crédit Lyonnais were only booked over a period of six months and fifteen days.

Portfolio revenues returned to their normal level in 2004, mainly supported by the proprietary equity book, which had generated €173 million in net provisions during the previous year.

The savings/advance margin remained at an excellent level following the introduction of the Crédit Agricole Group's new internal financing mechanism, on 1 January 2004, which uses replacement models and applies market rates.

Operating expenses increased by 18.8% to €410 million, as a result of the Group's reorganisation, particularly in its central support functions. To assist with this project, Crédit Lyonnais supplied Crédit Agricole S.A. with 300 employees and invoiced the Group accordingly. Excluding these employees, the average headcount decreased by 7.5%. In addition, measures to harmonise performance-related compensation and introduce stock option plans generated €23 million in extra costs. Other increases in expenses also stemmed from the Group's reorganisation, including €14 million in property expenses and €10 million for work and research outsourced to other companies.

Based on the respective trends in net banking income and operating expenses, **gross operating income** rose to €1.401 billion versus €413 million in 2003.

Risk-related costs showed a net reversal of €24 million. A lower 'internal rate of loss' for risks on home purchase savings schemes automatically generated a €19 million write-back of provisions. In addition, due to the appreciation of the Polish zloty, currency hedging operations for the Polish subsidiaries generated a €31 million loss (booked against net banking income), together with a write-back of provisions for the corresponding amount. Lastly, due to the decrease in outstanding project and asset financing, €20 million in sector provisions were written back. However, provisioning against three specific risks was stepped up in 2004.

The **net loss on fixed assets** came to €561 million, due to a reduction in the value of CA Deveurope BV, the Polish subsidiaries' former parent company. This loss was counterbalanced by €576 million in dividends booked under net banking income.

Integration-related costs for Crédit Lyonnais amounted to €87 million. They covered fees paid to organisational consulting firms and relocation costs. These investments aim to foster synergies, which should boost overall Group income by an estimated €760 million in 2006.

Tax gains booked in the parent company financial statements totalled €383 million in 2004, versus €432 million in 2003. These gains are due to the Group's tax consolidation mechanism, which enables it to offset any tax losses against the taxes owed by its tax-consolidated subsidiaries.

The **Fund for General Banking Risks** (home purchase savings schemes) showed a net reversal of €110 million, due to the gap between the expected market interest rate and the rate paid on home purchase savings funds used to finance these types of home loans. This reversal was partly offset by a €21 million allocation to the fund for liquidity and solvency banking risks, in line with the terms of the agreement that set up this fund at the time of Crédit Agricole S.A.'s flotation.

2004 **net income** for Crédit Agricole S.A. (parent company) was up €638 million to €1.249 billion in 2004, versus €611 million in 2003.

Five-year financial summary

	2000	2001	2002	2003	2004
Share capital at year-end	**2,240,801,070**	**2,916,629,697**	**2,916,629,697**	**4,420,567,311**	**4,420,567,311**
Number of shares issued	74,693,369	972,209,899	972,209,899	1,473,522,437	1,473,522,437
Results and transactions for the financial year (in millions of euros)					
Gross revenues[1]	24,101	24,293	9,424	13,825	14,708
Income before tax, employee profit-sharing, depreciation, amortisation and provisions	578	333	599	539	1,032
Employee profit-sharing	17	16	3	4	0
Corporate income tax	24	16	(362)	(433)	(383)
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	512	1,045	1,008	611	1,249
Dividends paid[2]	411	535	729	800	973
Per-share data (in euros)					
Income after tax and employee profit-sharing, but before depreciation, amortisation and provisions	7.196	0.311	0.985	0.657	0.960
Income after tax, employee profit-sharing, depreciation, amortisation and provisions	6.857	1.075	1.037	0.415	0.847
Dividend per share[3]	5.50	0.55	0.55	0.55	0.66
Personnel					
Average number of employees[4]	3,304	3,245	3,125	2,983	2,685
Wages and salaries paid (in millions of euros)	157	159	160	165	157
Employee benefits and social contributions (in millions of euros)	**78**	**75**	**79**	**84**	**81**

Following a decision by the combined annual general meeting of 29 November 2001, the nominal value of each share was reduced from €30 to €3, and the number of shares comprising the authorised share capital was multiplied by ten accordingly.

(1) 2002, 2003 and 2004 revenues include income from macro-hedging, net of related charges. Applying this principle to earlier years, revenues would have amounted to €15,007 million in 2000 and €15,810 million in 2001.

(2) On the dividend payment date, the number of outstanding shares eligible for the dividend on 2002 earnings was 1,325,495,637.

(3) Net dividend proposed to the AGM of 18 May 2005.

(4) Refers to head office staff numbers.

Directors' and officers' compensation and appointments

See the chapter entitled 'Corporate Governance and Internal Control' on page 98 of this document, for information on the compensation, appointments and duties of the Group's directors and officers, as required by section L. 225-102-1 of the French Commercial Code, under the French NRE (New Economic Regulations) Act of 15 May 2001, and the French Financial Security Act of 1 August 2003.

Recent changes in share capital

Crédit Agricole S.A.'s share capital has not changed since 24 November 2003.



CHANGES IN CRÉDIT AGRICOLE S.A.'S SHARE CAPITAL OVER THE PAST FIVE YEARS

Date and type of transaction	Amount of share capital (in euros)	Number of shares outstanding
Share capital at 31/12/1999	**1,998,736,740**	**66,624,558**
06/6/2000		
Capital increase (Board meeting of 26/04/2000)	+162,059,730	+5,401,991
	2,160,796,470	**72,026,549**
28/06/2000		
Dividend reinvestment plan (General meeting of 25/05/2000)	+80,004,600	+2,666,820
Share capital at 31/12/2000	**2,240,801,070**	**74,693,369**
04/07/2001		
Dividend reinvestment plan (General meeting of 22/05/2001)	+77,665,530	+2,588,851
	2,318,466,600	**77,282,220**
29/11/2001		
Capital increase following transfer of Regional Banks' interests in transferred subsidiaries (transactions connected with Crédit Agricole S.A.'s flotation) (Board meeting of 31/10/2001 and CNCA combined general meeting of 29/11/2001)	+547,464,480	+18,248,816
	2,865,931,080	**95,531,036**
29/11/2001		
Ten-for-one share split (CNCA combined general meeting of 29/11/2001)		
	2,865,931,080	**955,310,360**
28/12/2001		
Share issue reserved for employees (General meeting of 29/11/2001)	+50,698,617	+16,899,539
Share capital at 31/12/2001	**2,916,629,697**	**972,209,899**
Share capital at 31/12/2002	**2,916,629,697**	**972,209,899**
19/06/2003		
New share issue (Board meeting of 10/06/2003)	+1,059,857,214	+353,285,738
	3,976,486,911	**1,325,495,637**
10/10/2003		
Share issue reserved for employees (Board meetings of 21/05 and 9/09/2003)	+75,699,792	+25,233,264
	4,052,186,703	**1,350,728,901**
24/11/2003		
Share issue for cash (Board meeting of 9/09/2003)	+368,380,608	+122,793,536
Share capital at 31/12/2003	**4,420,567,311**	**1,473,522,437**
Share capital at 31/12/2004	**4,420,567,311**	**1,473,522,437**

RECENT TRENDS AND OUTLOOK

2005 outlook

In the **US**, the key objective for 2005 will be to build a stronger platform for growth. This will be achieved through greater job creation and more effective income distribution, leading to a rebound in the services industry, which is still depressed. However, there is a risk that many growth drivers could run out of steam. Neutral taxation and heightened monetary pressure are likely to curb consumer spending, which would only be supported by two factors: a drawdown on household savings and an ongoing rise in house prices, which are already stretched. Foreign trade will also come under the spotlight, as the US growth lag is fuelling an already-excessive current account deficit, which could drag the dollar and bond markets down with it.

In **Japan**, the slowdown that took shape at the end of 2004 is set to persist until mid-2005. Foreign trade will subsequently spark a rebound, whose impact is likely to be felt in the second half.

In the **euro zone**, confidence and global trade faltered towards the end of 2004. These factors, together with a stronger euro, should continue to have a restraining effect in the first half of 2005. Once this slightly shaky period is over, and assuming oil prices go down and the euro holds steady, the final missing link in the recovery chain - employment - should take off again, driving up income and consumer spending. Backed by a more stable growth platform, the ECB (European Central Bank) is likely to move towards a conservative monetary harmonisation policy, raising its key rates to 2.5% by end-2005. Monetary tightening in the US and Europe, together with the prospect of growth, should pave the way towards more 'normal' euro zone long rates of over 4.5% in the second half of 2005.

In France, growth is likely to be fairly slack in 2005, reaching 1.9%. Consumer spending should slow down slightly, dropping back in line with income. Inventory levels are also expected to make a very negative contribution, partly offset by an upturn in foreign trade.

OUTLOOK FOR CRÉDIT AGRICOLE S.A. GROUP

Growth in mortgage lending is set to tail off as disposable income falls and the property market settles down. This trend will heighten the fierce competition between lenders. Business lending should continue to pick up gently. Financial investments will be supported by steady savings rates and should gradually shift towards slightly longer-term savings, boosting growth in the insurance business primarily. Meanwhile, specialised financial services should continue to post robust growth in all business areas, as the Group will tap into new sources of growth outside France.

In the retail banking business, Crédit Lyonnais' 2005-07 Corporate Strategic Plan is on schedule. The following targets were announced at the beginning of the year:

- at least 3% annual growth in NBI;
- a lower cost/income ratio of 65% by 2007;
- staff cuts amounting to 2,600 FTE (full-time equivalent) employees by 2007.

In addition, the Group will complete its reorganisation in 2005. This will mainly involve combining private banking units in Luxembourg and Switzerland, reorganising the property management business (CLAM Immobilier and Uniger), merging its factoring operations (Eurofactor and Transfact), and completing IT systems integration projects (including the creation of a production joint venture). The Group's integration-related costs are set to fall significantly.

Transition to IAS/IFRS accounting standards

On 19 July 2002, the European Union adopted regulation EC 1606/2002, which requires publicly traded companies to prepare their consolidated financial statements in accordance with IFRS (International Financial Reporting Standards) from 2005 onwards.

This was supplemented by regulation EC 1725/2003, dated 29 September 2003, endorsing certain international accounting standards (i.e. all those in effect on 14 September 2002), together with five regulations published in 2004 (nos. 707/2004, 2086/2004, 2236/2004, 2237/2004 and 2238/2004) permitting the adoption of a modified version of the standards and the adoption of IAS 32 and IAS 39.

Under the French Ministry of Finance decree no. 2004-1382 of 20 December 2004, companies may prepare their financial statements using IAS standards as of 2005, even if they are not publicly traded. All Crédit Agricole Group entities have elected for this option.

In preparation for this transition to IFRS, the Crédit Agricole S.A. group has applied the recommendation issued by the Committee of European Securities Regulators (CERS) on 30 December 2003[1], which has been transposed into a recommendation issued by the *Autorité des marchés financiers* (AMF)[2].

This recommendation sets out the conditions governing an entity's financial reporting during the transition period, bearing in mind that the standards applicable to the 2005 financial statements will be those in effect at 31 December 2005.

1. Document available at http://www.cesr-eu.org, section 'Standards, Recommendations & Guidelines' (ref. 03-323 e).
2. AMF Recommendation available at http://www.amf-france.org.



As a financial institution, many of the Crédit Agricole S.A. group's business activities are affected by IAS 39. Some of the requirements of this standard have raised considerable technical debate, to which a final solution has not yet been found. The European Commission therefore adopted a 'carve out' version of IAS 39 on 19 November 2004 and work is continuing with a view to adopting a revised version during 2005.

The main issues likely to have a material impact - that cannot yet be estimated - compared with the current version concern:
- treatment of macro hedging under IAS 39;
- fair value option for financial liabilities.

Bearing this in mind and given the likely impact on the preparation of financial statements in terms of organisation, processes and presentation, the Crédit Agricole S.A. group believes that it is not possible at this stage to report sufficiently comprehensive financial data to satisfy market and investor demands.

For this reason, the Group proposes the following financial reporting schedule for 2005:
- End of April 2005: presentation of transition to IAS/IFRS based on pro forma financial data for 2004;
- Early June 2005: first quarter 2005 financial statements prepared on IAS/IFRS alone. These statements will be based on the standards already adopted, as IAS 34 is not compulsory in 2005.

PROJECT ORGANISATION

Crédit Agricole S.A. has set up a specific project framework to ensure that all the Group's consolidated entities make a smooth and consistent transition to the new financial reporting standards on 1 January 2005.

The project framework is supported by a project team from the accounts and consolidation division, together with a work group structure involving the Regional Banks and the Group's subsidiaries. These work groups are divided into seven identified specialist areas and draw on staff from all the Group's business lines.

Accounting treatment recommendations are validated by a steering committee chaired by Crédit Agricole S.A.'s Chief Financial Officer.

This organisation structure enables Crédit Agricole S.A., as the network's central body according to the banking law and the group's listed company, to co-ordinate all necessary changes centrally.

This central structure is supported by dedicated project teams within Group business units, where warranted by their size or their business specifics.

The project was launched in late 2002 and divided into three stages: analysis of accounting standards, detailed studies and implementation.

The analysis stage identified the main differences compared with the French GAAP currently used by the Group and anticipated the changes required for transition to IAS/IFRS. Although these changes are of an accounting nature (procedures, rules and regulations, standards, etc.), they may also entail adjustments to business and financial reporting systems, as well as changes to management and business monitoring processes.

PREPARATIONS IN 2004

Project progress

The differences identified in 2003 led to a number of information systems developments, which continued into 2004 as final versions of the standards were published.

Gradual implementation of the target systems architecture (shared systems) should be completed in 2005. Crédit Agricole S.A. is responsible for centralising progress tracking and planning.

Presentations of the project process and choice of accounting treatment have been made to all Group accounting staff.

Operating guides by area

The work groups have drawn up guidance for the following:
- analysing standards and differences compared with French GAAP;
- drawing up appropriate accounting procedures;
- practical aspects of application;
- quantifying the impact of first-time adoption.

These guides form the reference manuals for practical implementation of IAS/IFRS within the Group. They will be revised and updated in line with new interpretations and the accounting elections made.

Preparation of pro forma quarterly data in 2004

To help all Group entities adapt to the new standards, the 2004 quarterly financial statements have been restated on a pro forma basis. They are simplified statements and the impact of first-time adoption has been refined at each new reporting date.

After audit and any necessary adjustments, these figures will serve as the 2004 comparisons when the 2005 financial statements are prepared.

Monitoring the Crédit Agricole S.A. group's compliance with IAS/IFRS

At Crédit Agricole S.A.'s request, the external auditors of Crédit Agricole group entities were asked to undertake a specific contractual assignment during 2004, which will continue into 2005. The assignment involves verifying that:
- Group entities are properly prepared and able to produce financial statements based on IFRS;
- the accounting principles used by Group companies comply with the elections made by the Group.

DESCRIPTION OF ACCOUNTING ELECTIONS MADE BY THE GROUP AND METHOD OF APPLICATION

First-time adoption (IFRS 1)

IFRS 1 applies to entities preparing their financial statements under IFRS for the first time. The standards to be applied are those effective at the reporting date.

The standards apply retrospectively and therefore affect the opening balance sheet. However, there are a certain number of optional and compulsory exemptions.

Crédit Agricole S.A. has made the following elections in respect of optional exemptions:

- Business combinations: Crédit Agricole S.A. will continue to use the accounting treatment for business combinations effective before 1 January 2004. Residual goodwill at that date is no longer amortised but subject to impairment testing;
- Use of fair value or revaluation as deemed cost on the date of transition: this option can be used for property, plant & equipment and intangible assets that meet the relevant criteria, and to investment property if the entity elects to use the cost model. The Crédit Agricole S.A. group has elected not to revalue these assets;
- Employee benefits: the exemption will not have a material impact on first-time adoption given the accounting treatment already used by the Group (see specific paragraph on employee benefits below);
- Cumulative translation differences: an entity may deem its cumulative translation differences for all foreign operations to be zero at the date of transition to IFRS and may charge them to equity. In this case, the gain or loss on a subsequent disposal of any foreign operation shall exclude translation differences that arose before the date of transition. The Group has elected this exemption, which will apply to all foreign operations;
- Compound financial instruments: an entity may elect not to split a compound financial instrument at inception into separate liability and equity components if the liability component is no longer outstanding at the date of transition to IFRS. Work undertaken suggests that there are no instances of this kind within Group entities. Consequently, this exemption should not have a material impact on the opening balance sheet;
- Assets and liabilities of subsidiaries, associates and joint ventures: This exemption deals with the impact on a group where a subsidiary adopts IFRS before or after the parent company. All consolidated entities in the Group will produce consolidated financial statements using IFRS as of 1 January 2005.

Consolidation principles

Whether or not an entity is consolidated depends upon a list of criteria set out by the regulatory authorities. These criteria have not changed for IAS purposes. The impact on the scope of consolidation should therefore be minimal.

Consolidation methods remain identical, whether for full consolidation, equity accounting or proportional consolidation.

Business combinations

IFRS 3 requires all business combinations within its scope to be accounted for by applying the purchase method.

As the current standard does not cover business combinations between mutual organisations, the Crédit Agricole group believes that mergers between Regional Banks can continue to be accounted for using French GAAP.

Goodwill: IFRS 3 requires goodwill to be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. Therefore, goodwill is no longer amortised through the income statement.

Impairment testing includes calculating the present value of estimated future cash flows expected to arise from the cash-generating unit. Impairment losses must be recognised where necessary.

Negative goodwill not recognised under IAS will be deducted from opening equity at 1 January 2004.

Negative goodwill arising after 1 January 2004 will be recognised in profit or loss.

Non-current assets

The Crédit Agricole S.A. group has applied the accounting treatment set out in CRC regulation 2002-10 since 1 January 2004. This regulation provides for convergence between the treatment of depreciation, amortisation and impairment of non-current assets in an entity's individual financial statements based on French GAAP and their treatment in the consolidated financial statements under IFRS.

IFRS requires property, plant & equipment and investment property to be stated at cost less cumulative depreciation and impairment losses, as is already the case.

Intangible assets will be stated at cost less cumulative amortisation and impairment losses.

Employee benefits

The Crédit Agricole S.A. group has elected to apply the CNC's recommendation 2003-R.01 in the individual financial statements of Group entities as of 2004. This recommendation is similar to IAS 19.

In this way, the Group can adopt the new standards in its 2004 financial statements, thereby avoiding the need to disclose an accounting difference between French GAAP and IAS at the date of transition.

The Group does not use a 'corridor' approach and recognises all actuarial differences in profit and loss.

Treasury shares

- Treasury shares: all Crédit Agricole S.A. shares held will be deducted from equity as required by IAS 32.
- Share options: IFRS 2 on share-based payment requires share-based payment transactions to be measured and recognised in the income



statement and balance sheet. The standard applies to share option plans granted after 7 November 2002 which have not yet vested at 1 January 2005. The expense will be recognised in profit or loss as and when the entitlement vests.

As the plans concerned by the arrangements are recent, the impact of first-time adoption will not be material.

Financial assets

Under IAS 39, financial assets are divided into four categories. On initial recognition they are measured at fair value including transaction costs if material.

The four categories are as follows:

- Financial assets at fair value through profit or loss: this category principally includes securities that are currently classified as trading securities. It may also include financial instruments with an embedded derivative where it is impossible to measure the embedded derivative component separately. Changes in fair value are recognised in profit or loss;
- Held-to-maturity investments: this category includes some investments that are currently classified as held-to-maturity securities. It comprises fixed-income securities that have not been hedged against interest-rate risk. Securities may only be classified in this category if the entity intends to and is able to hold them to maturity. The carrying amount includes the principal outstanding, plus the unamortised portion of premiums or discounts and transaction costs (where applicable). The gain or loss is amortised to profit or loss over the remaining life of the investment using the effective interest method;
- Loans and receivables: this category comprises non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, and are intended to be held to maturity. The gain or loss is amortised to profit or loss over the remaining life of the investment using the effective interest method;
- Available-for-sale financial instruments: by default, this category includes securities currently classified as portfolio securities, available-for-sale securities, other long-term investments and non-consolidated participating interests. They are measured at market value and any premiums/discounts on fixed-income securities are recognised in profit or loss using the effective interest method.

Gains and losses are recognised directly through equity, except for impairment losses which are recognised in profit or loss.

The criteria usually used for measuring non-consolidated participating interests are the entity's percentage holding in the investee company's underlying net assets and its intentions with regard to the holding period and expected profitability.

Lending

Loans are principally allocated to the 'Loans and receivables' category. As required by IAS 39, they are initially measured at fair value and subsequently at amortised cost using the effective interest method (actuarial amortisation of original discounts and transaction income and costs). With few exceptions, loans and receivables with the Group are made at market conditions, and transaction income and costs should not have a material impact.

Provisions for credit risk:
Under IAS 39, provisions for credit risk may only be taken in the form of an impairment loss when it has been incurred. Assets may be individually assessed for impairment (i.e. the risk has occurred and impaired loans or receivables have been identified) or collectively assessed (performing loans but where events suggest that a risk exists).

Generally speaking, the impairment loss is determined according to the present value of future cash flows based on probable recoveries net of guarantees.

Individual impairment losses may only be taken where there is objective evidence of impairment. The rules for determining this do not differ fundamentally from those defined under French GAAP. As of 1 January 2005, the recoverable value of estimated future cash flows will be calculated on a discounted basis in the individual financial statements of Group entities (CNC regulation 2002-03). Consequently, there will be no divergence between the two sets of standards.

For collective impairment losses, the Crédit Agricole S.A. group will draw on the risk measurement models currently used for determining solvency ratios.

Insurance

Financial assets held by the Group's insurance companies will be reclassified into the four categories set out in IAS 39. Liabilities will remain partially valued on local GAAP, as required by IFRS 4 on insurance contracts, pending further amendments to the standard (first revision scheduled for 2005 to be followed by a second revision).

IFRS 4 permits the practice of shadow accounting for with-profits insurance contracts, whereby recognised but unrealised gains or losses on insurance assets may be offset by a corresponding adjustment to the insurance liability. This treatment will limit the impact on the opening IAS/IFRS balance sheet of insurance companies.

Financial liabilities

IAS 39 recognises two types of financial liability:

- financial liabilities at fair value through profit or loss: this category includes trading securities liabilities under current French GAAP. Fair value changes are recognised in profit or loss.
  The fair value option is not permitted for financial liabilities;
- other financial liabilities: this category covers all liabilities not included in the above category. Liabilities are initially measured at fair value (including transaction income and costs) and subsequently at amortised cost using the effective interest method.
  Most of the Crédit Agricole S.A. group's liabilities fall into this category.

Derivatives and hedging

Derivatives are measured at fair value whether they are held for trading purposes or as part of an effective hedging relationship.

Fair value changes are recognised:
- in profit or loss in the case of trading transactions or fair value hedges;
- directly in equity for cash flow hedges, except for the ineffective portion which is recognised in profit or loss.

Day one profit: under IAS 39, the initial measurement of a financial instrument is based on the recognition at inception of a gain or loss based on observable market data.

Structured products and complex financial instruments must be mapped to establish whether the internal valuation model and parameters used meet this definition. Where necessary, an amount is set aside in equity where there is no observable data and written back to profit or loss over time.

Hedge accounting: Fair value hedges reduce the risk of a change in the fair value of a fixed-income instrument, for example, caused by changes in interest rates. These hedges convert fixed-income assets or liabilities into floating rate instruments.

Cash flow hedges reduce the risk of a change in future cash flows from floating rate instruments, for example.

For **perfectly matched micro-hedges** (fair value or cash flow), the hedging relationship and the effectiveness of the hedge must be documented at inception. Changes in value are recognised:
- in equity for cash flow hedges;
- in profit and loss for fair value hedges, and the change in fair value of the hedged item is adjusted by an equal and opposite amount.

In the case of **macro-hedging**, the Crédit Agricole S.A. group documents the hedging relationship for fair value hedges in accordance with the 'carve-out' version of IAS 39, as follows:
- designating the portfolio of hedged items and hedging instruments;
- a gross position in derivative instruments (generally interest rate swaps);
- maturity schedules based on average outstandings.

The effectiveness of hedging relationships is measured both prospectively and retrospectively.

General reserves for risks and expenses and FGBR

IAS 37 on provisions, contingent assets and contingent liabilities should be compared with regulation CRC 2000-06 (excluding provisions for banking operations) to analyse the differences.

General reserves and the FGBR that are not justified by the existence of a risk meeting the criteria set out in IAS standards, will be recognised in consolidated reserves in the opening balance sheet. Documented provisions within the meaning of IAS 37 or IAS 39 will either be deducted from assets (especially for credit risk) or transferred to general reserves for risks and expenses. The latter case will notably include the reserve for the home loans savings scheme, which covers the risk of imbalance within the home loans savings system.

Presentation of financial statements

The Crédit Agricole S.A. group will use the model financial statements set out in CNC recommendation 2004-R.03 of 27 October 2004. They will be used for interim financial reporting during 2005.

Other recent developments

THE CRÉDIT AGRICOLE GROUP AND THE CAISSE D'ÉPARGNE GROUP PLAN TO CREATE A MAJOR PLAYER IN THE SECURITIES SERVICES BUSINESS IN EUROPE

Press release dated 17 December 2004

Crédit Agricole S.A. and *Caisse Nationale des Caisses d'Épargne* (CNCE) confirm their plans to combine their respective Securities Services business lines, dedicated to depositary, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:
- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling €1,200 billion in assets under custody throughout the European network for institutional clients;
- The top-ranking French fund administrator, and among the leading European players, totalling €570 billion in assets under administration, including the Fastnet network;
- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately €600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups. In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares in the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent €300 million of Tier 1 shareholder equity, and would realise in 2005 a net banking income of more than €450 million and a gross operating income of €95 million. The staff count would reach 2,300 employees, including 40% outside France.



This venture is due to be finalised on 30 June 2005, but is still subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and *Caisse Nationale des Caisses d'Épargne* intend to create a major player in the European Securities Services industry. The venture will combine financial strength with securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad.

AGF AND CRÉDIT AGRICOLE DIVERSIFY AND CONSOLIDATE THEIR WORKING RELATIONSHIP

Press release dated 23 December 2004

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD.

The agreement is subject to the approval of the committee of insurance companies (*Comité des Entreprises d'Assurance*) and would become effective in 2005.

Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica-Predica are renewing their partnership agreement for a period of 5 years.

Moreover, they are seeking to broaden their relationship in the area of borrower insurance.

AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

ACQUISITION OF HOUSEHOLD GOODS CONSUMER CREDIT ACTIVITY OF BANCO COMERCIAL PORTUGUÊS (BCP) BY CRÉDIT AGRICOLE

Press release dated 3 January 2005

Sofinco, Crédit Agricole S.A.'s consumer credit subsidiary, has signed an agreement with Banco Comercial Português (BCP) to acquire the household goods business held by BCP's specialised subsidiary, Credibanco.

The transaction amounts to €65 million and is due to be completed during the first half of 2005, subject to approval by the regulatory authorities.

The relevant business has outstanding credit of €212 million and employs nearly 120 people.

This transaction will enable Sofinco to strengthen its presence in Portugal, only a few months after the acquisition of 100% of Credibom, its Portuguese subsidiary, last July. Sofinco is already well established in the local car finance market and will become the leader in Portugal's general-purpose consumer credit market.

Through this agreement, Crédit Agricole S.A continues to consolidate its position on the consumer credit market, which is one of its major domestic and international growth businesses.

THE CRÉDIT AGRICOLE S.A. GROUP LAUNCHES A WIDE-RANGING COMPLIANCE AWARENESS-RAISING AND TRAINING PROGRAMME

Press release dated 3 February 2005

The Crédit Agricole S.A. group's compliance programme, called Fides, has three main aspects: an organisation based on a Compliance Management Committee, a procedures manual and an awareness-raising and training plan.

Fides *is a Latin word that covers all ideas relating to trust. One of the main parts of the Fides programme is ensuring compliance with laws and regulations, professional and ethical standards and practices and internal instructions and codes of conduct. Article 7 of the Crédit Agricole group's code of conduct states that 'employees have a duty to know the rules and regulations governing their activities and to implement them responsibly.'*

The organisation is based on the three functions (compliance, legal and financial security) that make up the compliance system, and a Compliance management committee, whose work is regularly reported to the audit and risks committee of Crédit Agricole S.A.'s Board of Directors. This committee is chaired by Crédit Agricole S.A.'s corporate secretary. It ensures the deployment and implementation of the compliance programme and takes the necessary decisions, both for the prevention of compliance risk and the rectification of any dysfunctions.

The procedures manual consists of a series of procedural memos disseminated within the Group on 2 July 2004. These memos were then adopted by all Crédit Agricole S.A. entities, which adapted them to their own operating environments. These procedures aim to:

1. set out the operating methods of the three compliance functions and ensure their co-ordination;
2. reiterate the principles and operational measures that must be followed as regards both customer activities ('know your customer', new product launches, etc.) and investment and divestment transactions affecting the capital of the Crédit Agricole S.A. group;
3. organise the system for reporting dysfunctions and establish reliable audit trails.

The awareness-raising and training plan is intended to enable staff to:
1. become fully acquainted with the entire compliance system, in terms of its issues, concepts, directives and procedures;
2. adopt the appropriate responses to working situations;
3. develop new practices.

This training effort will continue throughout 2005, and will concern around 50,000 staff. Interactive training techniques are being used. There are 11 modules covering each of the major business lines and illustrating, through videos, everyday situations involving compliance issues. This training will be backed up by the distribution of a brochure containing press articles and cartoons. As well as the French and English versions, versions in the Group's other working languages are likely to be produced.

CAAM REVAMPS ITS MUTUAL FUND OFFERING FOR INSTITUTIONAL AND CORPORATE INVESTORS

Press release dated 14 February 2005

To offer its institutional and corporate clients a comprehensive and integrated range of mutual funds and investment funds, Crédit Agricole Asset Management is streamlining and enhancing its product lines, following the merger between the two asset management companies CA-AM and CLAM.

All these changes and new products will be introduced in March and April 2005.

CAAM's upgraded product line will be guided by three key principles:
- **Ensuring our products are easy to identify, using simple and universal naming conventions**
  The funds in this range now share a common prefix, 'CAAM', followed by the asset class and the fund's focus. For example:
  - *CAAM Bonds Emerging = prefix (CAAM) + asset class (bonds) + focus (emerging markets),*
  - *CAAM Equities France = prefix (CAAM) + asset class (equities) + focus (France);*
- **Catering for the specific needs of our different customers**
  To take advantage of the new possibilities offered by recent legislation, we plan to introduce mutual funds featuring several types of shares or units. These funds will meet the specific needs of different customer segments, particularly in terms of pricing and minimum investment;
- **Taking advantage of our broad-based expertise to enhance the range**
  By merging and combining their teams, our asset management companies have consolidated and broadened their scope of expertise, while expanding CAAM's research and analysis capabilities.
  In the field of research, for example, our credit and financial analysts have benefited from significantly expanded resources. They can now cover a much broader spectrum of securities, providing new investment opportunities for the funds managed by CAAM.

Innovation also plays a key role in this new offering. We recently launched two mutual funds to round out our range of absolute return funds: *CAAM Dynarbitrage Volatilité*, focused on volatility arbitrage, and *CAAM Dynarbitrage Forex*, geared towards currency arbitrage. Other innovative products will be added to the CAAM range over the next few months.

The existing mutual fund products designed for Crédit Agricole's Regional Banks and for the Crédit Lyonnais **are still available** and will retain their original names.

CAAM LAUNCHES A NEW TRACKER ON EURONEXT

Press release dated 2 March 2005

From 2 March 2005, Crédit Agricole Asset Management (CAAM) will offer **CAC40 indexis**, a new tracker, or 'ETF' (Exchange Traded Fund), which will be listed on Euronext Paris and will replicate the performance of France's benchmark index.

On 3 November 2004, following a tender process, Euronext awarded two new licences authorising the creation of CAC 40 tracker funds. Through these licences, Euronext aims to expand the distribution channels for ETFs based on the CAC 40 index. By attracting both institutional and private investors, it expects to boost trading volumes and total amounts invested in these products. For CAAM, this licence will enable the asset management company to consolidate its position in the fast-expanding tracker market.

CAC40 indexis can be freely traded on the market and offers the key advantage of closely mirroring the CAC 40 index. The fund management team will ensure that this product benefits from optimum exposure and will instantly reinvest any net dividends received. **CAC40 indexis** is backed by CAAM's recognised expertise in index fund management. With its low management fees (0.25% maximum, incl. VAT), **CAC40 indexis** stands out as a very competitive product on the French market.

CAC40 indexis is aimed at both institutional and private investors. Institutional investors can use it to enhance their investments, adjust their portfolio exposure, take short-term positions or implement arbitrage strategies. Private investors can also enjoy the benefits of this fund, which is eligible for tax-efficient personal equity plans and meets the highest industry standards. They can use this new product for their long-term investments or trading activities.

CAC40 indexis will add to CAAM's existing tracker range, which already covers Europe and the euro zone through ETF SPDR Europe 350 and SPDR Euro launched in February 2002.

With nearly €2 billion in assets managed under ETFs, CAAM is one of the top-ranking players in this market. At end-December 2004, the asset management company ranked second in France and fifth in Europe (source: Morgan Stanley, ETF 2004 Year-End Review). CAAM now intends to strengthen this position with this newly-launched product.



APPENDIX TO THE MANAGEMENT REPORT

Risk management within the Crédit Agricole S.A. group

INTERNAL CONTROL

France's financial security act (*Loi de sécurité financière* or LSF) of 1 August 2003 introduced new requirements for limited companies and legal entities raising money from the public with respect to the information they provide to shareholders and the market. Under this act, the Chairman of the Board of Directors must inform the shareholders' meeting, in a report attached to the annual management report, of how the Board prepares and organises its work, and of which internal control procedures are followed by the company on a consolidated basis.

The report presented by Crédit Agricole S.A.'s Chairman to the shareholders at the Annual meeting (duplicated below) contains information relating to the internal control system and procedures in force within the company. More specifically, the report describes internal control and risk management and monitoring systems in the following areas:

- information systems security and business recovery plans;
- prevention of money laundering and terrorism financing;
- organisation of the Compliance function and compliance verification;
- preparation and processing of accounting and financial information;
- periodic verification of all systems by Group control and audit and the control and audit business line.

ASSET AND LIABILITY MANAGEMENT

Structural financial risks

Financial risks are consolidated and managed by the Crédit Agricole S.A. group. These risks exist both at the level of Crédit Agricole S.A. parent company, by virtue of its role in organising financial relations with the Regional Banks, and at the level of its subsidiaries.

In order to optimise the management of its financial ratios, most financial risks are concentrated at the level of Crédit Agricole S.A. via a system of interest rate and liquidity matching.

Consequently, Crédit Agricole group has a high level of financial cohesion, with limited dissemination of financial risks.

Crédit Agricole's assets and liabilities committee is chaired by the Chief Executive Officer and reviews the following on a quarterly basis:

- Global interest rate management policy, setting risk limits for the Group and for the subsidiaries. It also guides business policy so as to match the duration and interest rate characteristics of the Group's deposits and lending effectively.
- Short- and medium-term funding policy in line with changes in liquidity risks.
- Changes in lending to subsidiaries.
- Structural and operational exchange rate positions and changes in those positions.

Global interest rate risk

Interest rate movements entail an interest rate risk for entities carrying a fixed or variable-rate receivable or debt. For balance sheet and off-balance sheet items, differences in duration and type of interest rate are identified in the form of maturity mismatch schedules.

The methods used to calculate these mismatches are analysed to ensure data are comparable and that they are aggregated at Group level.

The limits put in place at Group level and for each subsidiary set caps on these mismatches and hence on the resulting global interest rate risk.

The liabilities side of Crédit Agricole S.A.'s balance sheet records the deposits taken by all the Regional Banks, with the exception of demand and time deposits. 50% of this amount is made available to the Regional Banks through 'mirror advances'. Crédit Agricole S.A. uses the remainder to fund 50% of the Regional Banks' medium and long-term lending (savings-advance mechanism). Crédit Agricole S.A. utilises balance sheet instruments such as bonds, and off-balance sheet instruments such as interest-rate swaps, to hedge the resulting interest rate risks.

Due to the nature of their businesses, some subsidiaries such as Crédit Lyonnais, Calyon, Sofinco, Finaref, Ucabail, of which Lixxbail, Lukas and EFL incur a global interest rate risk, which requires the setting of limits. Their positions are periodically consolidated at the Crédit Agricole S.A. level and are presented to the assets and liabilities committee.

At 31 December 2004, the risk of loss for 2005 in the event of an adverse 1% movement in interest rates would represent less than 1% of the Crédit Agricole S.A. group's regulatory capital.

At 31 December 2004, the cumulative discounted risk of loss for the next ten years in the event of an adverse 1% movement in interest rates would represent less than 10% of regulatory capital.

Liquidity risk

Like all credit institutions, Crédit Agricole S.A. and its subsidiaries are at risk of lacking sufficient funds to honour their commitments at the due date. This risk may materialise, for example, in the event of massive withdrawals from customer passbook accounts, or a crisis of confidence or general shortage of liquidity in the market. Liquidity risk is managed by:

(a) measuring this risk by analysing amortisation of the bank's funding and lending in light of contractual or modelled repayment schedules, in order to identify amounts payable across a range of maturity dates, which vary over time;
(b) matching the shortest-term resources to liquid assets.

Crédit Agricole S.A. manages global liquidity for the Crédit Agricole group as a whole via the latter's internal financial organisation.

(c) approximately 50% of the Regional Banks' medium and long-term lending is funded by advances from Crédit Agricole S.A., while Crédit Agricole S.A. centralises 100% of medium and long-term savings, with 50% then made available to the Regional Banks; the Regional Banks thus incur no liquidity risk on this portion of the savings-advance mechanism, which is managed by Crédit Agricole S.A.
(d) funding surpluses and shortfalls arising from the Regional Banks' money market transactions are transferred to the books of Crédit Agricole S.A., which manages the resulting liquidity risk.

Similarly, Crédit Agricole S.A. matches the Group subsidiaries' liquidity requirements. Crédit Agricole S.A.'s commitments to its subsidiaries in this respect are formalised in refinancing agreements.

This system allows Crédit Agricole S.A. to manage its liquidity risk and comply with the prudential rules on liquidity. The liquidity ratio corresponds to the ratio between cash and short-term assets on the one hand, and short-term liabilities on the other. This is calculated on a monthly basis, the minimum threshold being 100%. It includes regulatory capital and is not consolidated. At 31 December 2004, Crédit Agricole S.A.'s liquidity ratio was 108% (versus 129% at 31 December 2003).

Moreover, Crédit Agricole S.A. has further covered its long-term funding requirements via its Euro Medium Term Notes (EMTN) programme, through which it has issued €4.5 billion, including €4 billion of bonds and €0.5 billion of Tier 3 paper.

Currency risk

Given the financial structure of the Crédit Agricole group, the Regional Banks match their foreign currency assets and liabilities through Crédit Agricole S.A., thus immunising themselves from currency risk.

Calyon takes operational foreign exchange positions in its currency trading activities. The limits on these positions are set and controlled by Crédit Agricole S.A.'s risk management division. The capital requirement of Calyon with respect to its operational currency risk amounted to €108 million at 31 December 2004 (versus €116 million one year earlier for CAI and Crédit Lyonnais' corporate and investment banking divisions).

The capital requirement at the Crédit Agricole S.A. group's level totalled €124 million at 31 December 2004, compared with €116 million at 31 December 2003. Overall, Crédit Agricole S.A. consolidates all currency positions generated by the various activities of the Crédit Agricole group and manages the resulting net position.

MANAGEMENT OF COUNTERPARTY, MARKET, OPERATIONAL AND OTHER RISKS

Introduction

The Group's risk management is handled by the Group Risk Management Division (GRMD). This division reports to the CEO, and its task is to control credit, market and operational risks and to oversee projects affecting management of these risks.

- Credit risk arises when a counterparty is no longer able to honour its obligations to a Group entity.
- Market risks refer to a potential risk of loss on an interest rate, foreign exchange, equity or commodity position in the event of a sudden adverse change in market variables.
- Operational risk is the risk of loss either resulting from the inadequacy or failure of organisation, procedures, people or information systems, or arising from external events.

Crédit Agricole S.A. is not directly exposed to risks generated by the operations of the Regional Banks. As credit institutions in their own right, the Regional Banks are fully responsible for transactions initiated by them. However, in its capacity as central body of the Crédit Agricole network, according to the Banking Law, Crédit Agricole S.A. guarantees the liquidity and solvency of the Regional Banks. Crédit Agricole S.A. thus carries the risks of the Regional Banks indirectly.

In 2004, implementation of the action plan initiated in 2003 following the integration of Crédit Lyonnais and its subsidiaries continued. The plan is designed to harmonise risk measurement methods, steering structures and information systems, and to unify the management of the Group's cross-functional projects, and particularly the Basle II project.

The Group's risk management organisation

The Group's risk management organisation is based on the following entities:

- an integrated business line overseen by the Group Risk Management Division (GRMD) in accordance with the principles of subsidiarity and delegations, which officially defines decision-making powers at each hierarchical level;
- the Group Risk Management Division (GRMD), which supervises credit, market and operational risks for the Crédit Agricole S.A. group overall and also consolidates data associated with risks lodged in the Regional Banks.

The GRMD has been organised into three sections, each under the responsibility of a deputy: Crédit Agricole S.A. and its subsidiaries (excluding Calyon); Calyon; and the Regional Banks. The third section also reports to the Regional Banks business line (PCR). Risk supervision and the consolidation of the three sections are carried out within three departments, each of which is in charge of one of the three types of banking risks: credit risks, market risks and operational risks. All components of risk management -risk strategies, risk mapping, setting and monitoring ceilings, reporting, methodologies, standards - are implemented within each of these departments.



Each subsidiary's risk management officer reports up the line to the CEO of the relevant subsidiary and to the Group Risk Management Division, primarily to define action plans in the areas of risk, officer evaluations, and officer appointments and mobility.As needed, the GRMD relies on the Regional Banks' risk management division to meet the needs of risk consolidation and to comply with regulatory requirements on risk management at the Crédit Agricole S.A. group level (Basle II, risk scorecards, regulatory reporting, etc.);
- committees that validate the strategies and methodologies applicable within Crédit Agricole S.A.

The Group Risk Management Committee (GRMC) has the following tasks:
- setting the overall direction of the Group's risk management policy;
- validating risk management strategies presented by each business line, particularly credit and market risk limits;
- examining sensitive risks and provisions (counterparty, country and sector risks) and any provisions proposed in response to the deterioration in the profile of these risks;
- validating ceilings on the Group's largest counterparties;
- monitoring the Group's major areas of risk.

The GRMC is chaired by the CEO and usually meets once a month.

The standards and methodology committee is chaired by the Group risk management director or the deputy in charge of risks for Crédit Agricole S.A. Its main purpose is to validate the main methods for measuring credit, market and operational risks.

Risk monitoring procedures within Crédit Agricole S.A. and its subsidiaries

The GRMD's procedures are based on the following:
- the three units dedicated to cross-functional management of credit, market and operational risks described above;
- a 'subsidiary monitoring' function in charge of the overall relation between the GRMD and the subsidiary risk management divisions, whose general purpose is to give the GRMD an overview of the subsidiaries' risks, with a good knowledge of the risk management systems internal to each subsidiary, while ensuring compliance with Group rules and monitoring changes in each subsidiary's risk profile. This function also identifies the best practices and arranges for them to be shared.

The operating procedures between the GRMD and Crédit Agricole S.A. risk management officers are organised along the following lines:
- the risk management officer is jointly appointed and evaluated by the Head of Group risk management and the subsidiary's CEO;
- management of strategies and reporting on major counterparty risks, on market risks and on the change in portfolio by sector is co-ordinated and the subsidiary's risk scorecard is dispatched to the GRMD, which centralises, consolidates and summarises these items before presenting them to the Crédit Agricole S.A. executive committee;
- each subsidiary or business line's risk management division is independent from the front office and reports to the CEO of the subsidiary or business line concerned. Under this system, the subsidiaries or business lines monitor and control credit, market and operational risks in accordance with the principles of subsidiarity and delegation defined above. Each subsidiary or business line has the resources it needs to manage its own risks and sets up an organisation, processes and tools that meet its requirements;
- subsidiaries and business lines are under an obligation to give full disclosure to the GRMD and to provide early warning of untoward developments. Accordingly, there are operational contracts between the GRMD and Crédit Agricole S.A.'s subsidiaries and business lines that set out each entity's responsibilities in terms of risk prevention, management and monitoring, as well as their early warning and reporting duties. These contracts are formalised on the basis of the new organisations, the duties of the risk business line and the new scope of the Crédit Agricole S.A. group. Contracts that have not yet been validated will be completed in 2005;
- each subsidiary and business line works with the GRMD to define its risk strategy, which is then validated by the GRMC. These risk strategies define the boundaries within which subsidiaries and business lines are authorised to develop their activities (global and individual limits, selectivity criteria, risk management system).

The Regional Banks' risk monitoring system

The Regional Banks are credit institutions in their own right, and their management teams assume full responsibility for their management.

Banking regulations concerning risk apply to each Regional Bank. The Regional Banks are therefore individually responsible for complying with solvency ratios along with rules concerning the division of risks and internal control.

However, in accordance with CRB (*Comité de la Réglementation Bancaire*) Regulation 2001-03, Crédit Agricole S.A. declares the risks faced by the Crédit Agricole group on a consolidated basis and fulfils regulatory reporting requirements, (large exposures and risk division).

Large credit exposures borne by the Regional Banks must be presented to Foncaris, a credit institution that is a 100%-owned subsidiary of Crédit Agricole S.A. After examining these risks, Foncaris may decide to guarantee them, generally at 50%. Each Regional Bank determines, for a period of six years, the threshold beyond which its exposures are eligible for coverage by Foncaris. The upper limit of this threshold is equal to 20% of the Regional Bank's capital. Optionally, it may be set at 10% or 5% of this capital, or at an absolute nominal amount. In the latter eventuality, the minimum threshold allowed is €12 million. Since 1 July 2001, the Regional Banks have also had the possibility of opting for a mechanism designed to attenuate the impact of these thresholds on the guarantee provided by Foncaris. The Regional Banks pay a contribution to Foncaris in return for its guarantee. This contribution is calculated by applying a contribution coefficient - based on the quality of the counterparty (measured by its rating), guarantees provided, the duration of the loan, and the extent to which the risks are shared with other banks - to a base equal to the Regional Bank's outstandings plus a quarter of unused but confirmed limits.

When Foncaris receives a guarantee application from a Regional Bank whose total exposure to a given counterparty or group of related counterparties meets the eligibility criterion, the case is transmitted to its application examiners for review. The latter then submit a report to a committee with the power to decide on the case. In the event of default, the Regional Bank is indemnified for 50% of its residual loss, after application of sureties and after having exhausted all other avenues.

The Regional Banks also report their market risk positions to Crédit Agricole S.A.

A committee chaired by the deputy CEO of Crédit Agricole S.A. in charge of the Regional Banks business line periodically reviews changes in credit and market risks (concentrations, quality of ratings).

The Basle II project: organisation and impact on information systems

Implementation of the Basle II project, which began in 2001 at Crédit Agricole and Crédit Lyonnais, continued in 2004, with the Crédit Agricole S.A. entities and Regional Banks working in a concerted framework. Work is progressing in line with the timetable set by the French banking commission for introducing the reform.

Within the Crédit Agricole group, the Basel II project falls under the authority of the Crédit Agricole S.A. risk management officer. The Calyon risk management officer and the risk management officer for the Regional Banks are in charge of implementing the project in their respective entities, each with their own project structure.

Within the Crédit Agricole S.A. group, there are two levels of organisation and management for this project:

- at the central Group level, Crédit Agricole S.A. sets common directions and standards. These common principles are submitted for approval to a steering committee reporting to the Group risk and finance director. This committee consists of the representatives of the main subsidiaries and business lines and of the IT department;
- at each subsidiary and business line, a Basle II officer nominated by the risk management division is in charge of implementing the project within his/her entity, in line with the strategy set for the Group.

Work has been organised into three main sub-projects:

- Credit risk - Methodology;
- Credit risk - Information systems; and
- Operating risks.

As regards the Regional Banks, in 2004, the common internal rating models were rolled out and the local historical databases were implemented. Uniformity of implementation of the Basle II concepts, including default, were closely examined and verified in the Regional Banks' different operating systems (Benchmark Information Systems). A process designed to test data accuracy on a recurring basis was initiated in the second quarter of 2004, with a special focus on processing data on companies, including small, midsize and micro businesses.

After a period of acclimatisation in 2004, in 2005, the Basle II internal rating system will be applied by the Regional Banks, mainly in daily credit processes.

In the retail banking business, the Crédit Agricole group has developed an internal rating method and national risk evaluation models for each rating class applicable to the Regional Banks. A single rating system (known as LUC) to set the parameters for the risk models and to carry out monthly calculations of regulatory data has been in operation in the Regional Banks since the end of 2004. The data reporting system for back-testing purposes was placed in service at the beginning of 2005. Crédit Lyonnais has updated its scoring systems (IRPAR, IRPRO), which have been in place since 1990, and has finished adapting information systems in order to complete the data required under Basle II and make them more reliable. Back-testing tools have been developed and are now operational. The methodologies applied by the retail banking subsidiaries, Crédit Lyonnais, Sofinco France, and Finaref France have been validated by the standards and methodology committee and were implemented in 2004.

In corporate banking Crédit Agricole group entities, including the Regional Banks, Calyon and Crédit Lyonnais, use common rating methods, with 15 rankings that combine quantitative and qualitative criteria. A common system known as Frane (corporate rating regulatory support functions) ensures that uniform ratings are applied throughout the Group, through the national rating database (FNN) and implements the tools for back-testing and collating the historical data required as the basis for Basle measurement parameters under the IRB (internal ratings based) approach. Control systems intended to ensure data quality and reliability have also been designed. These systems include an audit trail, control indicators, early-warning procedures and tools, procedures for reconciling accounting data with risks, procedures for managing and administrating data, and specific procedures for monitoring ratings.

As regards the impact on information systems, Crédit Agricole S.A. and its subsidiaries embarked on the Siris (Risk Information System) project in 1999. This has entailed the harmonisation of all benchmarks and criteria relating to third parties, products and risk categories, as well as the harmonisation of data exchange standards for the entities, which has improved risk monitoring quality. The Crédit Agricole S.A. central database is used to consolidate Crédit Agricole S.A. group commitments, which are processed using the IRB approach. In 2003, the Regional Banks started joint development of a credit risk monitoring and management system (Arcade) that produces harmonised aggregates and risk indicators. Arcade is set to be implemented in all Regional Banks in 2005. This system will automatically calculate the data required for regulatory credit reports, particularly those concerning the forthcoming Basle II solvency ratio, in all Regional Banks.



Credit risks

Definition and general principles

A credit risk occurs when a counterparty is unable to honour its obligations and when the book value of these obligations in the bank's records is positive. The counterparty may be a bank, an industrial or commercial enterprise, a government and its various entities, an investment fund, or a natural person.

The risk may be recognised in the balance sheet (in the form of a loan, debt security or deed of property), or off-balance sheet (e.g. a performance exchange contract, performance bond or unused confirmed commitment). This risk also comprises the settlement risk inherent in any transaction entailing an exchange of cash or physical goods outside a secure settlement system.

General principles:

- the principle of a risk limit applies to all types of counterparty, whether business enterprises, banks, financial institutions, governmental or quasigovernmental entities. Furthermore, country-by-country ceilings apply to risk situations in respect of counterparties that are controlled or resident in non-G10 and non-EEA countries;
- rules for dividing and limiting exposures and specific decision-making and monitoring processes are used, particularly to ensure that commitments on the principal counterparties of Crédit Agricole S.A. and its subsidiaries do not reach an excessive concentration of the portfolio and consumption of economic capital allocated to the relevant business lines and that they do not exceed the regulatory threshold;
- a structured loan application review procedure is used. All lending decisions are made either by a decision-making committee or by an officer appointed for that purpose with the formal approval of the risk management business line (dual signature required for all commitments other than 'retail'). Moreover, the risk measurement and monitoring system operates through a first-and second-level control system, together with a reporting procedure and regular communication of information to internal and external authorities;
- exposures in breach of lending limits and action plans designed to curtail them are monitored;
- sensitive items are monitored individually, via early identification of problems, e.g. when internal or external ratings are downgraded, or when there are payment incidents or changes in the debtor's financial position, and tracked on a quarterly basis by special-purpose committees, which develop suitable action plans to cover potential risks;
- periodic portfolio reviews of each operating unit are carried out, to identify situations where the risk has deteriorated, update the counterparty's rating, revise the risk management strategy and monitor changes in concentrations.
- reports are drawn up on the major exposures of Crédit Agricole S.A. and its subsidiaries. Within the framework of the Group risk management committee, the Group risk management division draws up a half-yearly review of Crédit Agricole S.A.'s commitments to non-bank customers exceeding €300 million and of limits on the largest banks, and presents this review to the CEO;
- risk scorecards (indicators, commitments, portfolio structure based on different criteria) by business line and on a consolidated basis are drawn up at least quarterly;
- a portfolio model is used within the Corporate and Investment Banking businesses to measure the effects of diversification, to calculate future losses (volatility, anticipated and unanticipated losses), and to simulate crisis scenarios.

Measurement methods

The standards and methodology committee's task is to validate, harmonise and distribute risk measurement and management standards and methods. The committee's priority in 2004 was to validate the methods used as part of the Basle II project.

The widespread roll-out of an internal rating system has enabled the Group to set up a counterparty risk management system based on Basle II-type indicators. In particular, in the Corporate and Investment Banking businesses, measurements of anticipated losses, economic capital and risk-adjusted return are used during the decision-making process concerning the granting of loans, the definition of risk strategies and the setting of limits per sector, country and counterparty. Similarly, work has begun on the presentation of Basle II-type approaches and indicators in the various business lines' risk strategy plans.

As regards measuring counterparty risk on capital market transactions, Crédit Agricole S.A. and its subsidiaries use an internal method of estimating the underlying risk of off-balance sheet instruments (such as swaps and derivatives). The risk basis is calculated by taking the sum of the positive market value of the instrument and applying an add-on coefficient to the nominal amount. This add-on represents the potential credit risk arising from the change in market value of derivative instruments during their residual lifespan. The add-on coefficient is calculated on the basis of the type and residual lifespan of the instrument, based on a statistical observation of movements in its underlying instruments. Crédit Agricole S.A. and its subsidiaries use this method for the internal management of counterparty risk, and it differs from the regulatory approach used to meet the measurement requirements of European and international solvency ratios or for reporting major risks.

Moreover, to reduce exposure to counterparty risks on derivatives, through Calyon, the Crédit Agricole S.A. Corporate and Investment banking businesses enter into collateralisation contracts with their counterparties, in addition to clearing items, which are negotiated during the documentation process prior to setting up the transactions.

Diversification of risks

Crédit Agricole S.A. and its subsidiaries seek to diversify their risks in order to limit their exposure to credit or counterparty risks, especially in the event of a crisis in a particular industry or country. They regularly monitor their total commitments (applying the methodologies described above, depending on type of exposure) by counterparty, transaction portfolio, economic sector and country. Portfolios are managed actively within the Corporate and Investment banking businesses, primarily through a dedicated Credit Portfolio Management (CPM) function. Market instruments - such as credit derivatives, CLOs etc. - are used to reduce and diversify counterparty risks, enabling the Group to optimise its use of capital. Likewise, potential risk concentration is mitigated through syndication of loans among the Group's different entities (Regional Banks, subsidiaries) and external banks and the use of risk cover instruments (credit insurance, risk transfer to Sofaris).

Monitoring major counterparty risks

The total consolidated commitments of Crédit Agricole S.A. and all its subsidiaries are monitored by counterparty and group of related counterparties. A group of related counterparties is a set of French or foreign legal entities that are connected, regardless of their status and economic activity, in such a way that the total exposure to this group can be measured on the basis of exposure to one or more of these entities. Commitments to a counterparty or group of counterparties include all loans granted by Crédit Agricole S.A. and its subsidiaries, but also corporate financing operations, bond portfolios, off-balance sheet commitments and counterparty risks relating to capital market transactions. Exposure limits for counterparties and groups of counterparties are recorded in each subsidiary or business line's internal information systems.

Each operating entity reports the amount of its commitments, with a breakdown by category of risk, to the Group risk management division every quarter if the accumulated exposure to a single counterparty or group of related counterparties exceeds the lower of 10% of Tier 1 capital or €100 million and, regardless of the foregoing, reports its ten largest exposures. Exposures to major non-bank counterparties, i.e. those on which the aggregate limits of Crédit Agricole S.A. and its subsidiaries exceed €300 million, are the subject of specific reports given to the Group risk management division, with a view to being monitored by the GRMC for regulatory reporting purposes.

At 31 December 2004, total on-and off-balance sheet risks relating to these major counterparties at Crédit Agricole S.A. and its subsidiaries amounted to approximately €67 billion, concerning around 100 groups (based on management reports, including risks stated gross, before any guarantees on lending, securities and market transactions). Risk exposure to the 20 largest groups totalled approximately €38 billion, including €7 billion for two non-industrial government-owned companies.

At the Regional Banks, major counterparty risks are monitored mainly via the Foncaris subsidiary. At 31 December 2004, Foncaris guaranteed 50% of the Regional Banks' €6.6 billion of exposure to major counterparties. As a result, its commitments at this date totalled €3.3 billion. Foncaris' exposure to its ten largest counterparties represented a third of its total commitments.

Monitoring country risks

Country risk is the risk that economic, financial, political or social conditions in a foreign country will affect the bank's financial interests. It does not differ in nature from 'elementary' risks (credit, market and operational risks). It constitutes a set of risks resulting from the bank's vulnerability to a specific political, macroeconomic and financial environment.

Tasks and organisation

The Group manages and controls its country risks according to the following principles:

- activities exposed to country risk are defined and identified through the development and monitoring of analytical country risk management tools;
- acceptable country risk exposure limits are determined through annual reviews of country strategies, depending on the portfolio's vulnerability to country risk. This degree of vulnerability is determined by the type and structure of transactions, the quality of counterparties and the term of commitments. These exposure limits may be reviewed more frequently if developments in a particular country make this necessary. These strategies and limits are validated by the Strategy and portfolio committee of the Corporate and Investment Banking business line and the Group Risk Management Committee (GRMC);
- country risk is evaluated on a regular basis through the issue and quarterly updating of ratings on each country to which the Group is exposed. These ratings are based on various criteria (economic, financial, political, crisis scenarios) developed according to the bank's own methodology. Specific events may cause ratings to be adjusted before the next quarterly review;
- the Corporate and Investment Banking business line's country and portfolio risk department validates transactions whose size, maturity and country risk exposure may potentially affect the quality of the portfolio;
- country risk exposure is monitored and controlled in both quantitative (amount and term of exposure) and qualitative (portfolio vulnerability) terms through specific and regular reports on all country risk exposures, which are given to the Group risk management division.

Country risk policy

In terms of risk policy, the Group aims to stabilise its exposure and to give priority to those transactions that are least vulnerable to country risk, as part of a dynamic portfolio analysis process.

The quality of the portfolio continued to improve in 2004, due to a general easing of risk in emerging-market countries, and as a result of rating upgrades for 22 countries and downgrades for six smaller countries. Efforts to focus on transactions that carry less exposure to country risk, either through their type or structure, also paid off.

Countries where the economic or political situation or developments are deemed to be a potential cause for concern are monitored closely



in terms of both ratings and the management of the Group's exposure limits and exposures.

Developments in 2004

Exposure to risk on financing, securities and off-balance sheet commitments in emerging-market countries, mainly denominated in US dollars, contracted by 3% in 2004. This was due to the disposal of Banque Libano-Française (BLF) and to movements in the US dollar/ euro exchange rate since December 2003. On a like-for-like basis, however, i.e. not including the impact from the BLF disposal), aggregate exposure in euros (approximately €33 billion) increased by 5% and by 12% in US dollars.

This exposure was fairly concentrated, with 33 countries accounting for 93% of the portfolio and seven countries accounting for 54% of the portfolio. Sixty-three percent of exposure is in investment grade countries. Moreover, the portfolio was dominated by two geographical regions: Asia (39%) and the Middle East/North Africa (29%).

In recent months, the portfolio has been adjusted dynamically in order to take into account certain positive and negative expected developments:

- Latin America: This region accounts for 7% of exposure to emerging countries. Of this, 73% is concentrated in three countries: Mexico, Brazil and Chile.
  During 2004, most countries in the region registered solid economic growth (4%). This significantly improved their economic fundamentals and their resilience to external shocks. As a result, the rating of three countries - Brazil, Colombia and Venezuela - was upgraded.
  Exposure in Argentina was reduced from USD 262 million at end-2003 to USD 145 million at end-2004.
  Asia: Asia accounts for 39% of the Group's exposure to emerging countries, with USD 15.6 billion at end-2004,
  The Group continued to focus its activity on the highest-rated countries (China, Korea and, more recently, Malaysia and Thailand), whose ratings were upgraded to the C category during the second half, underpinned by robust growth momentum in China and India and, to a lesser extent in Korea.
  The strategy of reducing exposure to the Philippines, where there are grounds for concern, was validated, and the Group lowered its exposure in that country by one-third to USD 245 million at end-2004. It plans to bring it down to USD 220 million in June 2005 after selling some assets.
- Near East, Middle East and Africa: Persistently high oil prices led to an increase in exposure in this region, where the political situation bears watching closely. It is important to remain vigilant on Egypt and to pay special attention to changes in the situation in Saudi Arabia.
  At the end of 2004, Sub-Saharan Africa accounted for 12% of the Group's emerging-country exposure. Of this, 52% was in South Africa and 12%, in Cameroon. Most of the commitments are attributable to the African subsidiaries, which account for 33% of exposure except in South Africa. Most exposure is in local currency.
  The Middle East and North Africa account for 29% of emerging-country exposure and this region is second only to Asia in terms of exposure. The highest exposure is in Morocco (29% of the total for the region) because Crédit Agricole S.A. owns a stake in Crédit du Maroc. This is followed by Saudi Arabia, the United Arab Emirates and Iran. The Gulf Country Council countries other than Saudi Arabia account for 20% of total exposure in the region. Following the disposal of BLF, Lebanon only accounts for 0.3% of emerging-country exposure.
- Central and Eastern Europe (CIS) accounts for 13% of emerging-country exposure, with a focus on four countries (Poland, Russia, Hungary and the Czech Republic). These account for 80% of exposure in the region, including the assets of the two Polish operating units specialising in financial services (consumer loans and leasing).

Country risk provisions

General country risk provisions are determined using a process that factors in the probability of crisis in a country - reflected by its rating - and a loss in the event of a crisis, which is calculated as a function of the portfolio's vulnerability. Reserves cover the estimated loss at maturity for countries that are 'under credit watch' and any estimated supplemental losses after reviewing a stress scenario for countries where there is an identified risk.

At end-2004, general country risk reserves totalled €704 million as opposed to €753 million at the end of 2003, including a €34 million decline due to currency effects.

Portfolio analysis

Net values on the balance sheet of Crédit Agricole S.A.

Net exposure[1]	At 31 December 2004		At 31 December 2003 pro forma		Change
	€m	*% of total*	*% of total*	*€m*	
Lending to customers	152,601	60%	58%	148,420	+2.8%
Lending to credit institutions	87,042	35%	37%	94,354	(7.8%)
Leasing	13,356	5%	5%	13,033	+2.5%
TOTAL Crédit Agricole S.A.	**252,999**	**100%**	**100%**	**255,807**	**(1.1%)**

Source: Data partly taken from management reports.
(1) Values featuring on the balance sheet are net of reserves.

Aggregate net exposure fell by €2.8 billion, or by 1.1% from its 31 December 2003 level. This was mainly due to a 7.8% fall in lending to credit institutions resulting principally from movements in the euro/dollar exchange rate, which was partly offset by a 2.8% increase in lending to customers. This increase stemmed from growth in outstandings in the retail banking and consumer loan segments, which offset the decline in certain single exposures in Corporate and Investment Banking, thereby reducing the concentration of credit risk.

Variations due to changes in the scope of consolidation are estimated at €1 billion (0.4% of the total) in lending to customers because the deconsolidation of Banque Libano-Française's financing commitments was partly offset by certain acquisitions in Europe, including a majority stake in Crédibom; consumer credit institutions in Portugal; Dan'Aktiv in Denmark and Jotex Finans in Norway, both specialising in consumer credit; acquisition of a loan portfolio in Uruguay by the Crédito Uruguay Banco subsidiary; and consolidation of 100% of the Eurofactor group's outstandings following acquisition of the 50% interest previously held by the Euler Hermès Group.

Outstandings net of lease transactions remained stable in relative terms, with lending to customers increasing by 3% at the expense of lending to credit institutions.

Breakdown of gross outstandings at Crédit Agricole S.A. and subsidiaries by geographical region

Gross outstandings[1] (in millions of euros)	31 December 2004	% of total	31 December 2003 pro forma
France (including overseas departments and territories)	130,554	50%	104,436
Other European Union countries	57,509	22%	46,827
Rest of Europe	9,884	4%	6,921
North America	10,811	4%	13,363
Central and South America	6,704	3%	5,342
Africa and the Middle East	8,863	4%	10,250
Asia and Pacific (excluding Japan)	7,683	3%	8,240
Japan	3,567	1%	5,237
Sub-total, categorised	**235,575**	**91%**	**200,616**
International organisations and uncategorised[2]	2,542	1%	40,656
Leasing, factoring and similar	19,049	7%	19,189
Receivables from subsidiaries	1,971	1%	1,712
Total (balance sheet)	**259,137**	**100%**	**262,173**

Source: Data partly taken from management reports.
(1) With no reallocation of guarantees or credit insurance policies that shift risk for the Group.
(2) Including securities received under repurchase agreements at Crédit Lyonnais at 31 December 2003.

The breakdown of outstandings by country of residence shows that there is a pronounced shift of exposure to Western Europe (72%, and 80% including leasing and factoring, and broad diversification in other, higher-risk regions. This trend reflects the strategy adopted by Calyon, which gives priority to large, multi-product European customers, and by the specialised financial services business line, whose assets are concentrated in this region.

Operations in all OECD countries, including the US and Japan, account for 90% of total exposure.

In 2004, emerging countries' economic fundamentals and resilience to economic shocks further improved. Even so, the Group continued its efforts to reduce its emerging-country exposure, especially in the Philippines. The lower exposure in the Middle East was due mainly to the disposal of Banque Libano-Française.

In North America, efforts have been made to reduce exposure over the past several years as the dollar has declined steadily. The Group continued its strategy of reducing risks by using risk-management techniques (mainly securitisation) in cyclical sectors, such as the automotive sector. The Group more than halved its exposure in the US over two years.

Lastly, it is worth noting that exposure to France is substantial (50%), with the integration of Crédit Lyonnais and its branch network and base of individual, professional and SME customers in France, together with a strong presence in financial services (factoring, leasing, consumer credit, cash management).

Breakdown of gross outstandings at Crédit Agricole S.A. by type of customer

Gross outstandings *(in millions of euros)*	31 December 2004	% of total	31 December 2003 pro forma
Central government, government agencies and local authorities	6,727	3%	6,002
Financial institutions	104,680	40%	72,832
Private individuals and professionals	62,902	24%	57,912
Farmers	21	n.m.	46
Companies and other customers (including lease finance, factoring)	81,943	32%	84,185
Uncategorised amounts[1]	2,864	1%	41,196
Total (balance sheet)	**259,137**	**100%**	**262,173**

Source: Data partly taken from management reports.
(1) Including securities received under repurchase agreements at Crédit Lyonnais at 31 December 2003.

The breakdown of outstandings by customer type shows a fairly even balance between loans to customers (55%) and loans to governments or financial institutions (44%).

The decline in loans to companies is due to deliberate efforts to reduce the exposure of certain groups, primarily in the US, while lending to individuals and professionals (consumer credit, mortgages) continues to rise.

The financial institutions heading, which showed a 44% increase, includes a €36 billion impact from securities delivered under repurchase agreements. These were not broken down by Crédit Lyonnais in 2003.

Analysis of loans by economic sector

A large portion of these outstandings remains concentrated in the energy industry - both in the upstream production and downstream trading segments - which accounts for 14% of outstandings. However, within the industry, there is a certain shift among sectors or products. As an example, the share of oil and gas production and processing increased while that of the electricity and natural gas sector declined. The high level of outstandings is explained by high energy prices and by the Group's presence among major operators in the sector and in project finance, with inverse credit risk depending on the segments financed.

The retail sector accounts for 10% of total outstandings, and includes major retailers. The application of concentration limits enables the Group closely to monitor risks on these customers.

Exposure to credit risk in other sectors is lower. The telecoms, aerospace and hotels sectors remain sensitive to economic conditions and are monitored closely. Most of the finance provided to the aerospace industry is guaranteed by export credit agencies, and most net lending is secured against aircraft.

The Group continued to keep a close watch on its telecoms portfolio and to follow a cautious, selective approach to new proposed transactions, in order to maximise profitability and return on assets.

Breakdown of on-balance sheet gross outstandings by economic sector

Sector (in millions of euros)	Exposure at 31/12/2004	%	Potential risk
Aerospace	9,190	5.5%	2,097
Food	8,492	5.1%	1,822
Automotive	11,769	7%	6,246
Other industries	7,664	4.6%	1,780
Other transport	5,006	3%	1,293
Wood, paper and packaging	1,934	1.2%	624
Construction	6,289	3.8%	1,327
Retail and consumer goods	16,639	9.9%	4,782
Other, including finance companies, securitisation vehicles	16,995	10.1%	4,282
Energy	23,769	14.2%	7,166
Property	11,116	6.6%	2,016
Heavy industry	11,408	6.8%	4,487
IT and technology	4,564	2.7%	1,591
Shipping	7,870	4.7%	1,314
Media and publishing	3,875	2.3%	1,299
Healthcare and pharmaceuticals	4,275	2.6%	1,655
Telecoms	8,991	5.4%	2,875
Tourism, hotels and restaurants	4,568	2.7%	1,385
Traded services (utilities)	3,087	1.8%	1,055
Total	**167,501**	**100%**	**49,096**

Source: Group risk management division.
Scope: Gross on- and off-balance sheet outstanding loans to industrial and commercial companies (excluding interbank transactions) and potential future risk, including securities transactions and derivatives. Potential risk consists of the additional coefficient on future risk on capital market transactions and unused confirmed lines of credit.

Risk provisioning and coverage

Loan loss risks are covered by two types of reserves:
- specific reserves intended to cover likely losses on doubtful debts;
- general reserves intended to cover risks inherent in banking activities in certain regions or sectors, other than specific risks. In particular, these reserves include country risk reserves and the general US reserve.

Reserves are booked on all bad and doubtful loans:
- either after a review of the counterparty's situation on a case-by-case basis, together with a review of guarantees given to the bank, and in the light of possible future scenarios for risks concerning professionals, companies and other major customers;
- or, in the case of private individuals, using a statistical method based on recovery rates and estimated loss rates, which are reviewed periodically.

Bad and doubtful debts (on-balance sheet interbank and customer loans) totalled €9.2 billion, including €4.8 billion in bad debts. They include non-performing debts and debts on which the Group sees the potential for non-recovery. Bad and doubtful debts amounted to 3.5% of the Group's gross outstandings (3.7% in 2003), and 67% were covered by provisions (65% in 2003), not including sector and country provisions.

Through active management of the bad and doubtful loan portfolio, mainly through sales of loans in the secondary market in the US and by deliberately reducing certain positions, the nominal value of bad and doubtful debts was reduced by €593 million.

The table below gives the following information for each geographical region:
- bad and doubtful debts as a percentage of total outstandings;
- the cover rate of total bad and doubtful debts by loan-loss reserves, which increased in 2004, particularly for SMEs in France and for over-indebted individuals. The lower cover rate in the US (41% against an average of 67%) is due to local accounting practices that retain on the balance sheet only that portion of debts that is deemed to be recoverable.



Bad and doubtful debts and provisions at Crédit Agricole S.A. and subsidiaries by region

Outstandings at 31 December 2004 (in millions of euros)	Gross outstandings	Bad and doubtful[2] debts	Of which: Bad debts	Provisions for bad and doubtful debts	Of which: Provisions for bad debts	Provisioning rate of bad and doubtful debts
Outstandings categorised by region[1]	**235,575**	**7,506**	**4,048**	**4,673**	**2,919**	**62%**
France	130,554	4,073	2,212	2,688	1,666	66%
Other European Union countries	57,509	1,243	585	748	446	60%
Rest of Europe	9,884	266	158	186	128	70%
North America	10,811	773	499	314	247	41%
Central and South America	6,704	341	71	206	25	60%
Africa and Middle East	8,863	488	369	386	303	79%
Asia and Pacific (excluding Japan)	7,683	288	139	145	104	50%
Japan	3,567	34	15	n.m.	n.m.	n.m.
Uncategorised outstandings	**23,562**	**1,713**	**746**	**1,465**	**659**	**85%**
Leasing, factoring and similar	19,049	654	12	536	1	82%
Other uncategorised outstandings	2,542	476	368	352	294	74%
Accrued interest	1,971	583	366	577	364	99%
Total outstandings	**259,137**	**9,219**	**4,794**	**6,138**	**3,578**	**67%**

Source: Accounting and consolidation division.
(1) With no reallocation of guarantees or credit insurance policies that shift risk for the Group.
(2) New regulations pertaining to the accounting treatment of credit risk applicable as of 1 January 2003.

The table shows that bad and doubtful debts have remained stable or declined in all regions other than in the European economic area. This is due to the impact of the change in scope of consolidation in consumer loans in Scandinavia and Portugal and to a few loans to companies.

The table below gives a breakdown of bad and doubtful debts and their provisioning rates by type of customer.

Bad and doubtful debts and reserves per type of customer at Crédit Agricole S.A. and subsidiaries

Outstandings at 31 December 2004 (in millions of euros)	Gross outstandings	Doubtful[2] Debts	Of which: Bad debts	Provisions for doubtful debts	Of which: Provisions for bad debts	Provisioning rate of bad and doubtful debts
Central government, government agencies and local authorities	6,727	76	42	47	37	62%
Financial institutions	104,680	370	31	310	31	84%
Private individuals and professionals	62,902	3,202	1,910	1,908	1,298	60%
Farmers	21	6	5	6	5	100%
Companies and other customers (including insurance companies)	62,894	4,370	2,425	2,947	1,911	67%
Leasing, factoring and similar	19,049	654	12	536	1	82%
Uncategorised amounts	2,864	541	369	384	295	71%
Total	**259,137**	**9,219**	**4,794**	**6,138**	**3,578**	**67%**

Source: Data partly taken from management reports.

Cost of credit risk

The cost of credit risk improved appreciably to 34 basis points of Risk-weighted 'credit' assets from 63 basis points at 31 December 2003.

Most of this substantial improvement is due to a favourable situation in the large corporate customer segment.

During the year, the Group also initiated an active debt collection policy (factoring, consumer loans) and increased provisions, particularly for over-indebted individuals.

Market risks

The Crédit Agricole S.A. group has a specific market risk management system, with its own independent organisation, monitoring and consolidation procedures, and risk identification and measurement methods.

Scope

The system covers all market risks arising from capital market activities. These activities mainly consist of arbitrage and directional positions taken by the trading departments of the Calyon Corporate and Investment Banking subsidiary (resulting from the partial transfer of Crédit Lyonnais' corporate and investment banking operations to Crédit Agricole Indosuez). The investment portfolios of the finance divisions are monitored separately. Market risk is defined as a risk of variation in a subsidiary's profit caused by movement in one or more financial factors, including interest rates, security prices, exchange rates, the specific yield premium on a bond issue, commodity and precious metals prices and inter-market correlations.

Organisation

Local and central organisation

Under the new organisation set up in 2003 to replace the systems that previously existed within Crédit Agricole S.A. and Crédit Lyonnais, the Crédit Agricole S.A. group now has two distinct but complementary levels of market risk management, i.e. a central co-ordination and collation level and a local business level.

- At the central level, the Group risk management division is responsible for general control of all the Crédit Agricole S.A. group's market risks;
- At the local level, subsidiaries' risk management divisions act on behalf of the Group risk management division. They are in charge of carrying out first-level control of market risks incurred in subsidiaries' activities.

Decision-making and risk monitoring committees

Two committees are involved in the management of market risk:

- The Group risk management committee, chaired by Crédit Agricole S.A.'s CEO, examines the market situation and risks incurred on a quarterly basis. The Committee reviews the utilisation of limits, significant breaches of limits and incidents, and the analysis of net banking income with respect to risks. The Committee validates the overall limits placed on all entities' market risks when they present their risk strategy, and makes the main decisions as regard risk control;
- The standards and methodology committee meets periodically, and is chaired by the Group risk officer. Its brief includes validating and disseminating standards and methods concerning the identification and measurement of market risks within the Crédit Agricole S.A. group.

In addition, each entity has its low local risk management committee. The most important of these is Calyon's market risk management committee, which meets every two months and is chaired by the General executive committee member who is in charge of risks. It is made up of the Calyon market risk manager and the risk managers responsible for specific activities. It reviews the Group's positions and results of its capital market activities and verifies compliance with the limits assigned to each entity. It is empowered to make decisions on the entities' requests for temporary increases in limits.

Market risk measurement and management methodology

The quantitative management of market risks is based on several indicators that are used to devise overall or specific risk limits. These indicators fall into three main categories, i.e. Value at Risk (VaR), stress scenarios and other indicators.

- The main category of market risk indicator is Value at Risk (VaR), which can be defined as the maximum theoretical loss in a portfolio in the event of adverse movements in market parameters over a given timeframe and for a given level of confidence. The Crédit Agricole S.A. group uses a confidence level of 99% and a timeframe of one day, and uses one year of historical data. The usefulness of this method is validated through a 'back-testing' procedure, which involves comparing a daily result with the previous day's theoretical VaR.
- Different methods are used depending on the risk factors or activities concerned:
  - historical VaR for all derivatives (including credit derivatives but not including commodities) and equities,
  - parametric and historical VaR on linear interest rate and foreign exchange products,
  - Monte Carlo VaR for commodities and commodities derivatives;
- The second category of quantitative market risk indicators consists of stress scenarios. Stress scenarios complement VaR, which does not give an accurate model of how crises affect capital markets. Stress scenarios simulate extreme market conditions - such as plausible shocks, which are adjusted to reflect economic trends - or crises observed in the past, such as the 1994 bond market crash or the 2002 technology stock crash. Reviewing all stress scenarios and redefining them was a priority goal of system improvement efforts undertaken in 2004;
- The third category consists of various market risk indicators. These indicators (such as sensitivity, nominal amounts, outstandings, and maturity) are used to ensure consistency between the overall limits and operational limits applied by front office staff. These limits are also used to manage risks that are not correctly captured by VaR measurements.

This system is supplemented by various early warning procedures. In particular, early warnings are triggered when a risk reaches 80% of its specific limit or when 80% of an overall loss limit or global VaR limit is reached. Subsidiaries' market risk control units must also inform the Group Risk Management Division as soon as possible when a major event concerning limit utilisation or market movements is identified.

Market risk exposure of the Crédit Agricole S.A. group

Value at Risk measurement

The change in VaR on Crédit Agricole S.A.'s capital market activities, broken down by business line, was the following:

Breakdown of VaR (99%, 1 day)

(in millions of euros)	Minimum	Maximum	Average	31/12/04
Cash	3	7	5	**7**
Interest rates, currency and commodities	12	23	15	**12**
Credit	10	15	13	**10**
Equities	4	7	5	**7**
Crédit Agricole S.A. Group VaR	**25**	**33**	**28**	**25**

The figures are calculated over the six months from 30 June 2004 to 31 December 2004.

The Crédit Agricole S.A. group's total VaR, including residual market risks arising from small Crédit Agricole S.A. subsidiaries and obtained by adding the individual VaRs, amounted to €25 million at 31 December 2004 (including €19 million for Calyon).

Stress scenario measurement

At 31 December 2004, the following results were obtained using the most significant stress scenarios:

(in millions of euros)	Historical stress scenario: 1994 bond market crash[1]	Hypothetical stress scenario: Geopolitical instability[2]
Cash	(16)	55
Interest rates, currency and commodities	99	89
Credit	23	(15)
Equities	N/A	(120)
Total	**106**	**9**

(1) Duplicates risk factors observed over the period from 17 February to 2 March 1994.
(2) Stress scenario designed to capture a situation of uncertainty following a major unforeseen event leading to a flight-to-quality scenario.

Operational risks

The Group continued to implement the operational risk management system at the Regional Banks and Crédit Agricole S.A. subsidiaries.

The components of this qualitative and quantitative operational risk identification, assessment, prevention and monitoring system meet the requirements of the Basle II reform. They are:

- *governance of the operational risk management function*: system supervised by general management through the operational risks committee or by the internal control committee; role of the risk management divisions of Crédit Agricole S.A. and subsidiaries in system oversight and co-ordination; responsibilities of subsidiaries and business lines in controlling their risks through the network of Operational Risk Managers;
- *identification and qualitative assessment of risks* through risk mapping and the use of indicators to monitor the most sensitive processes;
- *collation of operating losses and early-warning system* to report significant incidents, which are consolidated in a database used to measure and monitor risk-related costs;
- *calculation and allocation of economic capital* to operational risks;
- submission of periodic *operational risk scorecards*.

The system is applied by each Group entity in accordance with the principle of subsidiarity.

Crédit Agricole S.A. group

The Crédit Agricole S.A. group risk management division (GRMD) is in charge of designing this system in close co-operation with the subsidiaries and for overseeing its implementation as part of the Group's Basle II project.

The operational risk system is geared to obtaining advanced measurement approach certification from the French banking commission for the vast majority of the Group's subsidiaries. The largest subsidiaries, including Calyon and Crédit Lyonnais, are expected to obtain this certification in the second half of 2006.

Three components of this system have been fully or substantially implemented in the largest subsidiaries, including governance of the risk management function, risk-related cost monitoring and quarterly scorecards. The risk-mapping component, which could not be fully launched until the second half of 2004 due to the merger or reorganisation of various entities, is being deployed and is scheduled to be completed by the end of 2005.

The development of operating loss histories (operating normally at Calyon, Crédit Lyonnais and CAAM, underway at the other subsidiaries) provided data for the internal economic capital calculation and allocation model based on statistical distributions (Basle II advanced measurement approach used by most major institutions) and contributed to the first analyses of the reform's impact on the new solvency ratio.

At end-2004, the Group had operational risk scorecards covering Calyon, Private Banking, Crédit Lyonnais, CAAM, Sofinco, Finaref and Ucabail* (i.e. 90% of the Crédit Agricole S.A. group's NBI). These scorecards highlight salient features and are used to track operational risk-related

** Since the fourth quarter of 2004 for the latter two subsidiaries.*

costs for these subsidiaries. The other subsidiaries -BFT, CAIS Bank, Eurofactor/Transfact- will be included in this summary reporting by the end of June 2005.

These scorecards also confirm the main sources of risks: internal and external fraud, inadequate compliance with certain regulatory requirements and good business practices, incomplete control over certain processes (opening of third-party accounts, cash management, capital market transactions), while showing different exposure profiles by subsidiary or type of business line. For example, recurring risk frequency is predominant in retail banking (CL, Sofinco, Finaref), while exceptional risk is higher in Corporate and Investment Banking (Calyon).

Action plans have been initiated to reduce the impact of exceptional risks (FIDES compliance programme) and the frequency of recurring risks. As an example, electronic banking fraud at Crédit Lyonnais was reduced significantly by comparison with 2003.

Regional Banks and subsidiaries

Two years after it was designed and tested for the Group in four Regional Banks, the operational risk analysis and management system is being rolled out across the Regional Banks and their main subsidiaries according to timetables that were defined in 2003 and submitted to the French Banking Commission. The roll-out is overseen by the Basle II Task-Force of the risk management division of the Crédit Agricole S.A. Regional Banks (DRC/RS).

As of the end of February 2005, four of the system's five components had been fully or substantially implemented in the Regional Banks:

- organisation of operational risk management, with the appointment of operational risk managers and the creation of operational risk monitoring units;
- risk assessment and monitoring, with the completion of initial Europa risk mapping in 2004, which meets part of the requirements of the Business Recovery Plan project and certain aspects of the Fides strengthened compliance programme;
- measurement and monitoring of risk-related costs, with the launch of the Olimpia incident-compiling and financial impact measurement process at the end of 2004 and a link with the accounting system to maintain the audit trail and substantiate operational risk provisions;
- periodic risk scorecards ('regulatory' reporting required by tools and 'local' reporting developed to meet the needs of each Regional Bank).

DRC/RS will review the system's fifth component - calculation of operational risk-related capital requirements - during 2005, mainly by relying on the tool used at GRMD and on simulation results obtained from Crédit Lyonnais retail banking activities.

Of the projects scheduled for 2005, the following two are completely 'use-oriented':

- The creation of National Task Forces to review the proposed action plans prepared by each Regional Bank and, if possible, to develop effective, innovative management solutions that can be mutually shared. The topics addressed by these task forces will be determined based on results obtained using the benchmark developed by DRC/RS from the Regional Banks' risk mapping;
- Continuing the Regional Bank insurance policy adequacy/reconfiguration project in respect of operational risks. This project is being implemented under the supervision of CAMCA. Under the project, nearly ten years of claims history at the Regional Banks has been reconstituted and the policies taken out by each Bank together with their main characteristics have been mapped.

Other risks

Like in any other financial group, **accounting** is another source of financial or reputational risk. Accounting risk is defined as all factors that are likely to alter the reliability of the financial statements. The main sources of accounting risk are:

- failure to comply with legal or regulatory provisions applicable to accounting;
- failure to meet deadlines for publishing accounting and financial information and for regulatory and tax reporting;
- failures in the design, organisation and implementation of accounting or regulatory reporting procedures;
- shortcomings in substantiation and control procedures.

All these procedures are described under the section on the internal control system applicable to accounting and financial information in the report from the Chairman Crédit Agricole S.A., which has been prepared in accordance with the provisions of the Financial security act (Loi de sécurité financière) of 1 August 2003 and is reproduced below.

LEGAL RISKS

At 31 December 2004, there were no exceptional events or pending litigation that were likely to have a material impact on the financial position, business operations, results or assets of Crédit Agricole S.A. parent company and Group.

Litigation and exceptional events

The main legal and tax proceedings involving Crédit Agricole S.A. group entities are the following:

Agriculture Corse

On 28 April 2003 and 4 February 2004, Crédit Agricole S.A. (formerly *Caisse Nationale de Crédit Agricole* or CNCA) noted its two indictments for complicity in the fraudulent utilisation of public subsidies to farmers in Corsica in the early 1990s.

At that time, CNCA frequently acted in conjunction with, or at the request of, government agencies in helping to deal with the difficulties facing agriculture in Corsica. Crédit Agricole S.A. wishes to point out that it too suffered considerable losses and is itself a plaintiff in this case. Crédit Agricole S.A. has contested the charge against CNCA, which is materially and legally groundless, and has applied for the case to be dropped.

Verte France

In December 1999, Verte France, a trade union consisting of individuals and associations, filed an action with the Paris Court of First Instance against all the Crédit Agricole Regional Banks and a number of local credit co-operatives seeking a ruling stating that their corporate status prevented them from engaging in a business activity and therefore in banking activities. In its decisions of 21 January and 28 January 2003, the Paris Court of First Instance dismissed Verte France's claims. Verte France appealed these decisions.

Crédit Agricole S.A. believes that this action, which is mainly designed to attract media attention, presents no real legal risk for Crédit Agricole.

Executive Life

As regards the actions relating to the Executive Life turnaround plan, the decision rendered by the US District Court for the Central District of California on 20 January 2004, approving the agreement of 3 September 2003 with the US Attorney's Office in Los Angeles and the Federal Reserve Board of Governors' Cease and Desist order, ended the US Department of Justice's criminal investigation and the investigations by the Board of Governors of the Federal Reserve System.

Moreover, under the terms of the April 1995 Memorandum of Agreement between Crédit Lyonnais, the French government and CDR, CDR will hold Crédit Lyonnais harmless from any liability it may incur as a result of the civil suits filed in California.

Under the terms of the guarantee given to Crédit Lyonnais, the ultimate risk lies with CDR.

Merfa

The European Commission Directorate-General for Competition filed a complaint against Crédit Agricole S.A. and Crédit Lyonnais, together with *Groupement des Cartes Bancaires* and seven other banks, in an action concerning the "mechanism for regulating the [bank card] acquisition function" (Merfa). The Commission said that it planned to demand that the parties stop contravening the relevant law and to fine them for violations to Article 81 of the EC Treaty.

Following an initial hearing before the European Commission, Crédit Agricole S.A. is reasonably optimistic on the outcome of this suit.

Alstom

Investors who bought Alstom shares in 2001 in a public stock offering initiated a class action suit against Alstom, its management, the sellers and members of the underwriting syndicate, including Calyon. The plaintiffs allege that the members of the underwriting syndicate were negligent in verifying certain documents.

B.C.E.N

Calyon and *Banque Commerciale pour l'Europe du Nord* (B.C.E.N) are in litigation over the terms of execution of a currency futures transaction. B.C.E.N. appealed the lower-court decision in favour of Calyon and the matter has been referred to the Paris Court of Appeals.

Bell Group

The receivers of this company allege that 20 banks, including Calyon, improperly seized company assets in violation of the principle of equal treatment of creditors.

Festival Crociere

Calyon financed the acquisition of two ships that were made available to Festival Crociere. The company defaulted and Calyon terminated the charter agreement and foreclosed on the ships. The receiver for Festival Crociere alleges that Calyon acted wrongly and is claiming damages.

Clariden Funds

Certain investment funds entered into hedging contracts with Calyon and its subsidiary IIF BV to cover their exposure to the USD/rouble foreign exchange risk. Following the Russian financial crisis in 1998, these investment funds were unable to meet their financial obligations, particularly vis-à-vis Calyon and IIF BV.

As a result, Calyon and IIF BV terminated certain contracts prior to their expiration date and seized assets which they held as collateral. The funds were liquidated by court order in 1998.

The liquidators alleged that Calyon and IIF BV misused the funds' assets and filed a suit against them in 2004. Calyon and IIF BV are contesting the claims for damages filed against them.

SNGI Belgique

SNGI Belgique, an indirect subsidiary of Calyon, engaged in financial engineering activities, including tax optimisation. The Belgian tax administration is contesting the company's management methods and has instituted an action against it for breach of law.

"Turbo" Funds/CPR (Calyon)

CPR received several notices of tax adjustments for the years from 1988 to 1990, mainly due to tax credits generated by certain mutual funds for which it was the underwriter. CPR contested all of these adjustments. In addition, certain customers of the CPR Group who had purchased shares of these mutual funds managed by the CPR Group also received tax adjustment notices, most of which were contested, and turned to CPR for recourse.

Calyon found the same type of litigation in the assets of CLC Bourse.

The risk is evolving favourably.

High Risk Opportunity
An action was brought against Calyon and Crédit Lyonnais in New York jurisdictions in connection with a currency hedging contract with HRO. Calyon is now the sole defendant in this action.

Otor
Members of Otor's management, who are contesting the contractual arrangement that they set up and that is likely to cause them to lose control of their company, filed a suit against Clinvest (Calyon) and Crédit Lyonnais in a New York court, alleging that Calyon and Crédit Lyonnais are at fault for their involvement in this arrangement and that they violated of US regulations.

Montlaur
Calyon is a defendant in a wrongful action suit filed against several financial institutions in March 1995. The lower court dismissed the claims made by plaintiffs, who have appealed the decision.

Bernard Tapie - Adidas
During the court-ordered liquidation of Bernard Tapie Finance (BTF), the company that indirectly owned Adidas, Crédit Lyonnais and its guarantor, CDR, were named as defendants in two civil suits:

- the first was filed by the official receivers on the grounds of artificial support and sought damages in connection with the terms on which Adidas was sold;
- the second was filed by BTF's ad hoc representative, for fraud allegedly committed at the time of the sale of Adidas.

After the end of the criminal trial, the parties to the proceedings filed a petition with the Paris Court of Appeals to lift the stay of proceedings that applied to the Adidas matter at the time. In November 2004, mediation was initiated at the request of the official receivers.

Matters described in previous Crédit Agricole S.A. management reports and not reviewed above have been settled or are no longer significant for the Crédit Agricole S.A. group

Binding agreements

Crédit Agricole S.A. is not bound to any patent, licence, nor to any industrial, commercial or financial supply contract.

INSURANCE AND RISK COVERAGE

The Crédit Agricole S.A. group has secured insurance coverage for its operational risks to protect its assets and profits. For high-intensity risks, Crédit Agricole S.A. has taken out Group policies from major insurance companies, including AXA, AIG, GAN, Ace, Zurich, Chubb, and Lloyd's, so as to harmonise the transfer of risks to people and property and to set up different professional civil liability and fraud insurance programmes by business line.

In France, insurance for operating assets (property and IT equipment) is supplemented by special guarantee lines for civil operating liability. In particular, insurance coverage for third party recoveries concerning operating buildings with the highest exposure to this risk was increased (France: loss coverage limit of €450 million; civil operating liability limit of €30 million; additional third-party recovery limit: €91 million).

Crédit Agricole S.A. secured Operating Loss, Fraud and 'Securities All-Risk' policies for its Group, with limits of €150 million for world operating loss, €75 million for fraud and €70 million for securities all-risk coverage.

The Group also renewed its professional civil liability and officers' and directors' liability policies.

Low-frequency and low-intensity risks that cannot be insured on satisfactory financial terms are retained in the form of deductibles or are mutualised within the Crédit Agricole S.A. group by the Group's captive reinsurance subsidiary, whose aggregate coverage limit is 5% of the above coverage.

Social and environmental information on the Crédit Agricole S.A. group

In 2004, the Group focused on setting up its new organisation. In doing so, it decided to retain and strengthen a function dedicated to sustainable development within Crédit Agricole S.A. The aim of this function is to recommend goals, together with the resources needed to implement them and to follow up on them, that are consistent with the Group's values and with the commitments that it made when it signed the United Nations Global Compact in March 2003.

At the same time, the new business units took advantage of the merger of Crédit Agricole and Crédit Lyonnais business units to adopt each others' best practices in many areas, including social and environmental responsibility. The rating agency Vigeo duly noted these accomplishments and, on 17 September 2004, it included Crédit Agricole S.A. in the universe of the 120 companies that make up the Aspi Eurozone index.

The Crédit Agricole S.A.'s 2004 annual report contains a separate chapter on sustainable development in the broadest sense. The sections below cover social and environmental information required by the implementing decree of the French NRE (new economic regulations) Act.



SOCIAL INFORMATION

Group headcount world-wide

Breakdown by business line

	2003(1)		2004	
Business line	Headcount (FTE)	%	Headcount (FTE)	%
French retail banking, cash management	24,460	38.0%	24,138	38.9%
Corporate and investment banking	12,626	19.6%	11,125	17.9%
Specialised financial services	10,159	15.8%	10,850	17.5%
International retail banking and investment capital	5,597	8.7%	4,976	8.0%
Asset management and securities	3,596	5.6%	3,343	5.4%
Private banking (French and international)	2,567	4.0%	2,420	3.9%
Insurance	907	1.4%	907	1.5%
Central functions, operations and logistics (France); proprietary account management	4,472	6.9%	4,242	6.8%
Total	**64,384**	**100%**	**62,001**	**100%**

FTE = Full-time equivalent

(1) The breakdown by business line has been revised by comparison with the analysis at end-2003. The situation of Group employees abroad at end-2003 was revised. The gradual harmonisation of methods among the units resulted mainly in incorporating certain categories of employees, mainly contract employees, that were not previously included.

The number of full-time equivalents declined by 2,383 (3.7%) over one year. The reduction was spread nearly evenly between France (1,227 fewer employees) and foreign operations.

In addition to staff cuts resulting from the merger of operations with Crédit Lyonnais, in France, the change was due partly to two significant changes in scope:

- the disposal of CLSE France and CLSE Midcap, with a loss of 115 FTEs;
- the full consolidation of Eurofactor, which was previously proportionally consolidated, which added 293 FTEs.

Abroad, the main changes were due to:

- the disposal of certain foreign business operations: Banque Franco-Libanaise, LACIM, CAI Pakistan, CAI Kenya, private banking in Italy;
- continued development of the Specialised financial services business.

At 31 December 2004, France accounted for 70% of the Group's total headcount.

Breakdown by region

Breakdown of headcount by region at 31 December 2004 (FTE)


5.8%
Central & Eastern Europe
0.4%
Middle East
80.4%
Western Europe
6.2%
Africa
2.2%
North America
0.8%
South America
4.1%
Asia and Pacific

Group employees in France

Breakdown by type of contract at 31 December

	2003	2004
Active permanent staff	45,012	44,052
Permanent staff on extended leave of absence	4,565	5,555
Contract staff	1,123	1,040
Total - France	**50,700**	**50,647**

The number of active permanent employees declined by 2.1% in 2004 and the number of contract staff fell by 7.4%. Contract staff accounted for 2.3% of the active workforce at the end of 2004. Of these, 24% are managerial staff. Contract staff contracts signed in 2004 are broken down evenly between contracts for replacement and contracts associated with increased business.

Temporary staff accounts for 1.3% of the active permanent workforce, with an average of 592 full-time equivalents over the year. Total relief staff amounts to 4% of the total active permanent workforce.

The workforce also includes young people in work-study programmes. In 2004, the number of work-study contracts amounted to 1.5% of the total active permanent workforce. In addition, over 3,000 students worked as interns within the Group.

Number of contracts signed in 2004:	
Professionalisation contracts (formerly qualification, orientation, adaptation contracts)	268
Apprenticeship contracts	417
% of business scope in France:	95%

Breakdown of active permanent workforce at 31 December 2004

Breakdown by gender and by category


2004
24.96%
18.54%
15.55%
40.95%
2003
24.39%
19.23%
14.64%
41.74%
0% 10% 20% 30% 40% 50% 60% 70% 80% 90% 100%
Managerial Men
Non-managerial Men
Managerial Women
Non-managerial Women

The breakdown of the permanent workforce by gender did not change between December 2003 and December 2004 (56.5% are women). The percentage of women in managerial positions increased by 1 percentage point, and the percentage of men in managerial positions rose by 0.6 percentage point. The overall percentage of managerial staff increased by 1.5 percentage point to 40.5% at 31 December 2004.

Age and years of service

The average age and number of years of service remained about the same as at 31 December 2003, at 43 and 20 years, respectively. Of the total workforce, 14.2% was under age 30, 50.2% was aged 30 to 49 and 35.6% was aged 50 or over.

Breakdown by age


60 and over
55-60
50-55
45-50
40-45
35-40
30-35
25-30
20-25
Under 20
Non-managerial Men
Managerial Men
Non-managerial Women
Managerial Women
7000 6000 5000 4000 3000 2000 1000 0 1000 2000 3000 4000 5000

Contractual working time

Working time

Breakdown of active permanent employees at 31 December 2004 by contractual working time

	Management	%	Non-management	%	Total	%
Hourly	5,545	34%	24,941	100%	30,486	74%
Daily	10,391	64%	-	-	10,391	25%
Other	397	2%	-	-	397	1%
Total	**16,333**	**100%**	**24,941**	**100%**	**41,274**	**100%**

The breakdown of staff by contractual working time within the Group remained stable, with the contractual working time of three-quarters of employees expressed in hours.

Part-time staff

		2004				2003	
Number of part-time permanent staff		Management	Non-management	Total	%	Total	%
Part-time < 50%	Women	3	46	49	1%	216	5%
	Men		8	8			
		3	**54**	**57**			

		2004				2003	
		Management	Non-management	Total	%	Total	%
50 ≤ Part-time < 80%	Women	175	1,195	1,370	34%	1,675	37%
	Men	33	136	169			
		208	**1,331**	**1,539**			

		2004				2003	
		Management	Non-management	Total	%	Total	%
Part-time ≥ 80%	Women	776	1,999	2,775	65%	2,642	58%
	Men	61	66	127			
		837	**2,065**	**2,902**			
Total		**1,048**	**3,450**	**4,498**	**89%**	**4,533**	**100%**
% of business scope in France:					93%		97%

There are 4,498 part time employees, or 10.7% of the permanent staff. Most of these (93%) are women and three-quarters of part-time jobs are non-managerial.

Employment management

New permanent employees

	2004				2003	
	Management	Non-management	Total	%	Total	%
No. of externally-recruited permanent staff	278	1,150	1,428	76%	1,437	77%
Conversion of contract to permanent	62	378	440	24%	433	23%
Total	**340**	**1,528**	**1,868**	**100%**	**1,870**	**100%**
% of business scope in France:				98%		95%

The number of new employees is stable by comparison with 2003. Eighty percent of all new employees were recruited in the Crédit Lyonnais retail banking segment. This is in keeping with the policy decision made at the beginning of 2003 as part of the Crédit Agricole S.A./Crédit Lyonnais merger, which placed a freeze on hiring except for sales staff for the Crédit Lyonnais branch bank network.

Permanent staff departures

	2004				2003	
	Management	Non-management	Total	%	Total	%
Resignation	298	397	695	24.0%	822	22.2%
Redundancy and dismissal	161	64	225	7.8%	489	13.2%
Voluntary departure (external transfer)	112	27	139	4.8%	-	-
Retirement and early retirement	528	1,062	1,590	54.9%	2,142	57.9%
Death	23	36	59	2.0%	112	3.0%
Other reasons	73	115	188	6.5%	137	3.7%
Total	**1,195**	**1,701**	**2,896**	**100.0%**	**3,702**	**100.0%**
% of business scope in France:				98%		95%
Turnover (Departures/Average headcount):				6.6%		

The Group employment agreement was implemented gradually through job preservation plans for each company only as from the second half of 2004. As a result, the impact of these plans on employee departures will be much stronger in 2005.

Retirement and early retirement

	2004		
	Management	Non-management	Total
Women	170	734	904
Men	358	328	686
Total	**528**	**1,062**	**1,590**
% of business scope in France:			95%

Inter-company transfers

In 2004, over 800 employees were transferred from one company within the Group to another.

Promotions

During 2004, of 5,358 employees promoted, 60% were women. This percentage is higher than the percentage of women in the workforce (56.5%) and is slightly higher than in 2003.

	2003			2004		
	Men	Women	Total	Men	Women	Total
Promotion within non-managerial category	1,077	2,400	3,477	987	2,357	3,344
Promotion from non-managerial to managerial	440	434	874	353	359	712
Promotion within managerial category	761	466	1,227	813	489	1,302
Total	**2,278**	**3,300**	**5,578**	**2,153**	**3,205**	**5,358**
	40.8%	59.2%	100%	40.2%	59.8%	100%
% of business scope in France:			96%			96%

Individual salaries and collective compensation schemes

Individual salaries

The average gross annual salary of permanent employees was approximately €39,960 in 2004.

Average base monthly salaries for active permanent employees at 31 December 2004	Women	Men	Total
Managers	3,570	4,370	4,065
Non-managers	2,019	2,104	2,045
Total	**2,439**	**3,397**	**2,855**
% of business scope in France:			97%

The average base monthly salary for non-managers at 31 December 2004 was €2,104 for men (1% higher than at 31 December 2003) and €2,019 for women (a 5% year-on-year increase).

The average base monthly salary for managers declined slightly (by 1.5%) compared with the previous year, due to staff movements during 2004. And while there is still a wage gap between male and female managers, it narrowed in 2004. The average salary for women in managerial positions remained nearly the same as at 31 December 2003 at €3,570, while the average salary for their male counterparts was €4,370, down 1.8% on 31 December 2003.

Collective incentive schemes

Almost all Crédit Agricole S.A. group entities have a profit-sharing agreement and an incentive scheme, which give employees the opportunity to share in the profits and growth of their business units.

Total variable compensation paid in 2004

	Total	No. of beneficiaries	Average amount
Profit-sharing	€52,449,808	13,945	€3,761
Incentive scheme	€69,494,299	49,744	€1,397
Employee savings plan top-up	€53,670,829	33,544	€1,600
% of business scope in France:			93%

Company-wide agreements

In 2004, the intensive dialogue between employees and management led to the signature of five Group-wide agreements and over 100 company-wide agreements. Group-wide agreements covered the following areas:

- Disclosure/consultation rules;
- Business transfers;
- Agreement on employment;
- Group works council;
- Joint action committee.



Topic of agreement	Number
Salary and related:	**49**
Mandatory annual negotiations, variable collective incentive schemes, company savings plan, employee share ownership plan, provident schemes	
Group reorganisation :	**14 Including two Group-wide agreements**
Merger, composition of economic and social unions, adjustments to collective status, business transfers	
Staff representation bodies	**12 Including three Group-wide agreements**
Early retirement and employment:	**17**
Early retirement, geographical transfers, employment policy, job preservation plans	
Working time:	**16**
Working time adjustments, hours, time savings account	
Other:	**7**
Information technology, work organisation, handicapped workers, exceptional work, collective bargaining agreement, general provisions	
Total	**115**
% of business scope in France	97%

Absenteeism/reason/status

Absenteeism (number of working days)

	2004							2003	
Reason for absence	Management		Non-management		Total		Ave. days' absence per employee	Total	
	Women	Men	Women	Men	No.	%		Nb	%
Illness of less than 3 days	2,408	2,249	10,168	3,600	18,425	2%	0.43	389,583	66%
Illness of 3 or more days	40,708	39,708	285,144	87,929	453,489	61%	10.61		
Accidents during travel to or from the workplace	415	944	6,818	1,201	9,378	1%	0.22	16,863	3%
Accidents in the workplace	531	1,085	7,499	2,378	11,493	2%	0.27		
Maternity/paternity/breastfeeding leave	56,531	1,417	90,725	551	149,224	20%	3,49	104,924	18%
Authorised leave	9,852	11,353	19,743	8,161	49,109	7%	1.15	59,049	10%
Other reasons	20,590	12,821	14,614	3,452	51,477	7%	1.20	22,574	4%
Total	**131,035**	**69,577**	**434,711**	**107,273**	**742,595**	**100%**	**17.38**	**592,993**	**100%**
% of business scope in France:							93%		90%

Absenteeism increased between 2003 and 2004 mainly because of a rise in maternity leave and sick leave.

The number of days of absence per employees averaged 17 days (including 3.5 days for maternity leave).

Training

		Mgmt.	Non-mgmt.	Total
Number of employees trained	Women	4,372	15,082	19,454
	Men	6,821	7,390	14,211
	Total	**11,193**	**22,472**	**33,665**
Number of hours of training	Women	**140,584**	478,502	619,086
	Men	205,190	275,462	480,652
	Total	**345,774**	**753,964**	**1,099,738**
Average duration of training (hours)	Women	32.16	31.73	31.8
	Men	30.08	37.27	33.82
	Total	**30.89**	**33.55**	**32.67**
% of business scope in France:				97%

In 2004, 33,665 employees received training, representing nearly 79% of the active permanent workforce, compared with 63% in 2003.

Group orientation seminars accounted for 3.2% of training time in 2004 compared with 1.5% in 2003.

	2004		2003	
Knowledge area	No. of hours	%	No. of hours	%
Knowledge of Crédit Agricole S.A. group	34,754	3.2%	16,877	1.5%
Personnel and business management	46,579	4.2%	50,793	4.6%
Banking, finance, accounting, law, economics, insurance	807,972	73.5%	789,565	71.4%
Procedures, organisation, quality, safety	21,081	1.9%	26,743	2.4%
Marketing, distribution	19,556	1.8%	19,465	1.8%
IT systems, networks, telecommunications	49,345	4.5%	63,590	5.7%
Languages	45,904	4.2%	56,308	5.1%
Office systems, business-specific software, new technology	31,700	2.9%	42,208	3.8%
Personal development, communication	25,038	2.3%	20,859	1.9%
Human resources	17,809	1.6%	20,122	1.8%
Total	**1,099,738**	**100%**	**1,106,528**	**100%**
% of business scope in France:		97%		94%

Integrating handicapped workers

In 2004, Crédit Agricole S.A. entered into its second company-wide agreement. Crédit Lyonnais' third agreement with Agefiph, the French agency responsible for facilitating the employment and retention of workers with disabilities, will expire at the end of 2004, and Finaref is extending its company-wide agreement based on the creation of a call centre in partnership with a protected-sector company.

Crédit Agricole S.A. is also negotiating a Group-wide agreement that will encompass all Group companies in 2005 except Finaref, which will develop its own company-wide agreement. This is part of the Group's general policy of assuming its responsibility to society and promoting sustainable development for over 1,700 employees who are classified as handicapped in France (4% of the base headcount). Finaref intends to meet its legal obligations gradually to integrate handicapped workers over the long term by continuing to invest funds earmarked for this purpose in an expanded recruitment and subcontracting programme.

ENVIRONMENTAL INFORMATION

Over the past two years, a cross-functional task force that brings together Crédit Agricole S.A.'s markets departments and certain subsidiaries has been conducting a review of environmental actions. It has identified three priority areas: raising awareness, managing resources and environmental considerations in customer relations.

Raising awareness

An Environmental unit comprising 12 employees of the Group and its subsidiaries is responsible for Crédit Agricole's environmental and agricultural strategy. Its mission is to examine options for developing a range of 'green' products for the Group's different business units and to raise staff awareness, mainly through the quarterly publication *Tendances Environnement*, which is sent to all sustainable development officers and to the managers of the Regional Banks' different markets.

Resource conservation

Crédit Agricole S.A. is aware of its direct impact on the environmental and is committed to minimising it by focusing on three areas: paper consumption, waste management and energy consumption. The Group's business units are gradually following this general impetus and some have already instituted advanced conservation programmes.

Paper consumption

Crédit Lyonnais' organisation department has initiated a programme to promote and track computer printout elimination operations. Efforts undertaken by the branch network over the past several years are starting to pay off: 88 million pages were printed in 2004, or 20% fewer than in 2002. A more ambitious project aims to eliminate the print versions of certain publications by 2006 by giving users direct access to paperless versions on their computer terminals.

The Oxygen project

The project to eliminate paper printouts within data processing units began in late 2003 and is to be completed in 2005, after being gradually deployed from centre to centre. Curtailing document production and printing is expected to cut paper consumption by 100 tonnes for computer printouts and 150 tonnes for photocopies (the equivalent of 60,000 reams) and to reduce the amount of paperboard used for file folders by 5 tonnes.

Waste treatment

In 2004, the Saint-Quentin-en-Yvelines site (3,000 employees) adopted a generalised battery and ink cartridge recycling system. This is gradually being implemented at Group headquarters, which also has a staff of 3,000. The Group has instituted an action plan to ensure that, by the end of 2005, all office waste (ink cartridges, batteries, paper, office equipment) is handled in an environmentally-friendly manner at all sites in Ile de France, covering a total of 26,000 employees.

Each Crédit Agricole S.A. subsidiary is responsible for its own recycling programme, which sometimes goes beyond strictly environmental considerations. For example, in 2004, Pacifica continued to donate its obsolete PCs to charitable organisations.

Continued energy conservation efforts

Cutting energy consumption is a major challenge for Crédit Agricole, which uses most of its energy for electricity, heating and passenger transport. In 2004, initiatives were taken to save energy in each of these areas.

Pacifica's claims management units now meet RT2000 standards. All sites are equipped with timers to turn off lights and motion detectors have been installed in most offices to curb electricity use.

The asset management subsidiary CAAM invested €450,000 between 2003 and 2004 to replace 1,500 cathode-ray tube screens with flat screens, thus reducing each terminal's consumption from 120 to 50 watts and generating daily savings of about 1MWh.

Lastly some subsidiaries offer minibus service to carry passengers over long distances or free shuttle service, such as the one provided by Sofinco to its buildings in Evry.

Environmental considerations and customer relations

The Group decided it was essential to enhance corporate account managers' awareness of environmental issues so as better to take these risks into consideration in financing manufacturing, farming or small businesses. A document was drawn up with an environmental law firm to define the rules to be followed in this area. Data sheets describing the most commonly encountered potential risks were prepared for each of the main manufacturing and agricultural sectors. A questionnaire was developed to enable the account manager clearly to assess environmental risks with the customer. If this risk appears to be high or inadequately assessed, the customer may be asked to undergo an environmental audit. This tool has been undergoing continuous testing with account managers at two Regional Banks since the end of 2004 and funds to update it have been earmarked in the 2005 budget.

During 2004, Crédit Agricole created an 'environment loan' aimed at companies, farmers and professionals, regardless of their business sector or size. The loans are designed to finance investment projects focusing on energy conservation, waste management or water resource conservation. The notion of project financing applied to the 'environment loan' incorporates covering expenditure on tangible and intangible assets.

Lastly, the Group continues to expand its range of lease finance products targeting projects with an environmental focus, especially renewable energy (windmills, cogeneration plants, biomass) and waste treatment (incineration, wastewater treatment, avian and porcine effluent treatment plants).

The Equator Principles

Calyon renewed the commitment made to the Equator Principles in 2003 by Crédit Lyonnais, which co-founded the charter along with nine other international financial institutions. The Equator Principles, established by the World Bank and International Finance Corporation (IFC), have become the world standard applicable to structured loans and project finance deals. Twenty-eight banks accounting for 80% of project financing have adopted these principles. Calyon, the only French 'Equator' bank, has made a commitment to finance only those projects where the borrower is able to and undertakes to comply with socially responsible and environmentally sound practices. This commitment is in keeping with the spirit of the United Nations Global Compact, which Crédit Agricole signed in March 2003.

Calyon is dedicated to implementing the Equator Principles as soon as possible. Four months after ratifying the charter, it instituted a procedure defining the methods for applying the principles, using a matrix to rank projects into three categories of environmental and social risk. Every new project is subject to the Equator procedure. Furthermore, Calyon has exceeded its obligations under the charter and has undertaken to review its entire portfolio of projects. As of 31 December 2004, it had examined some 40% of its projects.

Supporting eco-friendly, economically vibrant farming

In 2004, Crédit Agricole renewed its partnership with FARRE (the Forum for Responsible, Environmentally-friendly Agriculture) and organised its second *Espoirs de l'Agriculture Raisonnée* competition, which aims to promote and disseminate innovative, ecologically responsible farming initiatives. Twenty-six Regional Banks participated in the competition. Media publicity campaigns were launched and 200 candidates applied.

In addition, to provide support to developing responsible agriculture under optimum conditions, Crédit Agricole assumes 20% of farmers' cost of obtaining 'Responsible Farming' certification. Twenty-six Regional Banks have agreed to provide this kind of direct support to eco-friendly farmers.

Supplier relations

During 2004, Crédit Agricole S.A. set up a central procurement division to implement the two groups' best purchasing practices. Its purpose is to find the best services at the lowest cost while complying with regulations and safeguarding the Group's independence vis-à-vis its suppliers.

The Group pools a large part of its €3.3 billion in purchases. Purchases that are highly specific by nature are handled by the subsidiaries, which must apply the Group's rules of conduct. Purchasing standards and procedures are designed to ensure the transparency of transactions as well as the quality and integrity of dealings with suppliers, so as to maintain long-term relationships built on trust.

Suppliers' obligations to comply with certain environmental, safety and employment practices are set out in general conditions and master agreements. Special attention is paid to compliance with ILO rules governing forced labour and child labour. The agreements contain requirements for waste sorting, disposing of pollutants and compliance with environmental standards for property programmes.

And, as part of the Group's quality approach, during the tender process, the procurement division checks to ensure that the supplier is ISO 14001-certified.

The department's goal for 2005 is to finalise a Group purchasing reporting tool and to examine possibilities for instituting an auditing process within the subsidiaries.

Additional information

AUTHORISATIONS TO EFFECT CAPITAL INCREASES

Information required by Order No. 2004-604 of 24 June 2004 reforming the system applicable to negotiable securities:

Table summarising authorisations in force granted by the General meeting of shareholders to the Board of Directors **to effect capital increases** and use made of such delegations during the year

General Meeting	Delegations of authority	Purpose of delegation and duration	Use in 2004
Combined GM of 19 May 2004			
16th Resolution	Authorisation given to the Board of Directors, with the authority to further delegate as provided for by law, to issue negotiable securities granting present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right retained)	All powers to determine: The form and characteristics of the negotiable securities; the issue dates, deadlines and procedures; The issue price, amounts and effective date, etc. within the following limits: - the nominal amount of the capital increases may not exceed €1 billion or the equivalent value thereof; - the nominal amount of debt securities granting rights to the share capital may not exceed €5 billion or the equivalent value thereof; Valid for a term of 26 months.	-
17th Resolution	Authorisation given to the Board of Directors, with the authority to further delegate as provided for by law, to issue negotiable securities granting present or future rights to shares that have been or will be issued in connection with a capital increase (with the pre-emptive subscription right waived)	All powers to determine: The form and characteristics of the negotiable securities; the issue dates, deadlines and procedures; The issue price, amounts and effective date, etc. within the following limits: - the nominal amount of the capital increases may not exceed €1 billion or the equivalent value thereof; - the nominal amount of debt securities granting rights to the share capital may not exceed €5 billion or the equivalent value thereof; - all such issues must be covered by the unused portion of the ceilings set out in the 16th resolution; Valid for a term of 26 months.	-
18th resolution	Authorisation given to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums, or other items	All powers, with the right to further delegate: To determine the amount and the type of monies to be incorporated in the share capital, determine the number of new shares to be issued, establish the dates, etc. Within the following limit: The maximum nominal amount of the capital increases that may be completed pursuant to this authorisation is €3 billion; Valid for a term of 26 months.	-



General Meeting	Delegations of authority	Purpose of delegation and duration	Use in 2004
19th resolution	Authorisation given to the Board of Directors to effect capital increases reserved for employees participating in a company savings scheme	All powers, with the right to further delegate, to determine the terms, conditions and procedures for effecting the capital increases (number of shares to be issued, issue price, dates, deadlines etc.). Within the following limit: The maximum nominal amount of the capital increase that may be completed is €150 million; Valid for a term of 5 years.	-



3 Corporate governance and internal control

CHAIRMAN'S REPORT

ON CORPORATE GOVERNANCE AND INTERNAL CONTROL PROCEDURES PRESENTED TO THE ANNUAL GENERAL MEETING OF SHAREHOLDERS ON 18 MAY 2004

as required by the 'financial security' act no. 2003-706 of 1 August 2003

(Art. L. 225-37 of the Code de commerce, Art. L. 621-18-3 of the Code monétaire et financier)

2004 financial year

Dear Shareholders,

In addition to the management report, I am pleased to present my report on Crédit Agricole S.A.'s corporate governance and internal control systems.

The report was presented to Crédit Agricole S.A.'s Audit and Risks Committee on 3 March 2005 and to the Board of Directors on 8 March 2005.

The Financial Security Act requires all listed companies to provide a report on their corporate governance and internal control systems. In order to ensure consistency of information throughout the Group, Crédit Agricole S.A. has extended its reporting duty to cover all the Regional Banks, as well as its own direct subsidiaries.

This report has been completed under my authority, in co-ordination with the heads of Group Control and Audit, Group Financial Security, Group Finance and Risks, Office of the Company Secretary and Compliance, the Security business line and their teams, based on existing documentation and available reports on internal control and risks within the Crédit Agricole S.A. Group.

Corporate governance

1 - BOARD OF DIRECTORS

General presentation

The composition of the Board of Directors of Crédit Agricole S.A. changed significantly upon the company's stock market flotation, notably to comply with the requirement for outside Directors. At 31 December 2004, the Board comprised 21 Directors and one non-voting Director, including:

18 Directors elected by the shareholders:

- 12 Chairmen or Chief Executives of the Regional Banks;
- 1 Regional Bank Chairman representing SAS Rue La Boétie;
- 4 outside Directors;
- 1 Regional Bank employee;

1 Director appointed by joint decree of the Ministry of Finance and the Ministry of Agriculture, in accordance with the law of 18 January 1988 on the mutualisation of Caisse Nationale de Crédit Agricole, now Crédit Agricole S.A.

2 Directors elected by the employees of Crédit Agricole S.A.

1 independent non-voting Director appointed by the Board of Directors.

The Regional Bank representatives therefore take 62% of the seats on the Board. This illustrates the desire of Crédit Agricole S.A.'s largest shareholder (SAS Rue La Boétie, which is owned by the Regional Banks and held 55% of the voting rights at 31 December 2004) to give the Regional Banks a broad representation to reflect the Crédit Agricole Group's decentralised structure.

Four seats are taken by outside Directors[1]. Of the three outside Directors in office, two are independent within the meaning of the Bouton report ('Towards better corporate governance practices among listed companies', September 2002), the recommendations of which are aimed at companies with a broadly dispersed shareholder base and not companies with a single identified majority shareholder.

The outside Directors play an extremely important role on the Board. Three are chairmen of the Board's special committees (Audit and Risks, Compensation, Appointments and Governance). The Chairman of the Audit and Risks Committee became a non-voting Director at the annual general meeting of 21 May 2003, for reasons of age limitation. The Board decided to re-appoint him as Chairman of the Audit and Risks Committee, given his independent status and in order to ensure continuity. Furthermore, he is also Chairman of the Risks and Audit Committee of Crédit Lyonnais and of the Audit Committee of Calyon. This structure provides a global view of the position of Crédit Agricole S.A.'s two main subsidiaries.

In accordance with the Group's practice of splitting the guidance, decision-making and control functions from the executive function, the offices of

(1) At 31 December 2004, the Crédit Agricole S.A. Group owned 5.1% of the share capital of Suez and 16.9% of the share capital of Banca Intesa (representing 18.1% of the voting rights).

Chairman and Chief Executive of Crédit Agricole S.A. are separate. This structure was confirmed by the Board at its meeting of 18 March 2002, as permitted by the 'New Economic Regulations' Act of 15 May 2001.

Role and *modus operandi* of the Board

General information

The Board has updated its Charter, which was established in 1988. The Charter, which was approved by the Board in 2004, sets out the operating procedures of the company's Board and General Management, while taking into account the separation of the offices of Chairman and Chief Executive and the company's duties as a central body under the terms of the *Code monétaire et financier*. It comprises five articles:

1- Organisation of the Board of Directors

This section describes:

- the role of the Chairman in guiding and organising the Board's work;
- the role of the Officers of the Board (consisting of the Chairman and Deputy Chairmen) in preparing the Board's work;
- the Board's special committees: Strategic Committee, Audit and Risks Committee, Compensation Committee, and Appointments and Governance Committee.

2- Powers of the Board of Directors and Chief Executive Officer

Powers of the Board of Directors: In addition to the powers granted by law, on the recommendation of the Chairman and the Chief Executive Officer, the Board determines the Group's strategy directions, approves strategic investment projects, defines the general principles applicable to the Crédit Agricole Group's internal financial organisation, and grants the Chief Executive Officer the necessary authorities to implement these decisions. The Board is kept informed on a regular basis of major risks to which the Group is exposed and reviews the situation concerning risks of all kinds, at least once a year. Furthermore, the Board makes all decisions concerning the Crédit Agricole Regional Banks and falling within the scope of Crédit Agricole S.A.'s duties as Central Body assigned by the *Code monétaire et financier*.

Powers of the Chief Executive Officer: The Chief Executive Officer has the fullest powers to act in the name of the company and to represent it with respect to third parties. He must, however, secure the Board of Directors' approval prior to creating, acquiring or disposing of any subsidiaries and equity investments in France or abroad for amounts exceeding €150 million and for any investment, of any kind whatsoever, in an amount exceeding €150 million. If, due to the urgency of the situation, the Board cannot be called to deliberate on a transaction that exceeds this ceiling, the Chief Executive Officer may, with the Chairman's approval, make any decisions that are in the company's interest in the areas set forth above. He shall report such decisions to the Board at the next meeting.

3- *Modus operandi* of the Board

The Board is convened by its Chairman and meets as often as required by the company's interests and at least six times each year. The Chief Executive Officer and any Deputy Chief Executive Officers participate in the Board meetings but do not have the right to vote. The Board may appoint one or several non-voting Directors who participate in the Board meetings.

The Chairman and the Chief Executive Officer are required to supply to each Director all documents or information needed for the fulfilment of his duties. Prior to Board meetings, a file is sent out to each Director in a timely manner, describing items on the agenda that require special analysis and prior information, providing this does not entail any breach of confidentiality.

All Board members receive any relevant information on the company, in particular any press releases issued by it.

By exception, the Board may hold a meeting by means of videoconferencing, providing that at least three Directors are physically present. In accordance with the law, videoconference meetings are not allowed for the following decisions:

- appointment and revocation of the Chairman and determination of his compensation;
- appointment and revocation of the Chief Executive Officer and determination of his compensation;
- appointment and revocation of the Deputy Chairman and determination of their compensation;
- preparation of the parent-company financial statements and management report;
- preparation of the consolidated financial statements and management report on the Group.

4- Special Committees

Four committees have been created within the Board, including an Appointments and Corporate Governance Committee that is separate from the Compensation Committee and was established in 2004. The duties of the committees described under the relevant section of the Board's Charter are set out in Section 2 of this report entitled 'Special Committees'.

5- Crédit Agricole S.A. Director's Code of conduct

A charter for Crédit Agricole S.A. Directors is being developed and will be finalised in 2005. It will set out recommended rules of conduct for Board members, bearing in mind that a Code of conduct approved by Crédit Agricole S.A.'s Board in July 2003 has been distributed throughout the Crédit Agricole Group. In addition, Directors submit quarterly reports on any personal transactions in Crédit Agricole S.A. shares.

Assessment of the Board's performance

The Board met ten times during 2004, including three extraordinary sessions.

The meetings were principally dedicated to:

- approving the budget for Crédit Agricole S.A. for 2004;
- approving the annual and half-yearly financial statements and reviewing the quarterly financial statements, after their review by

the Audit and Risks Committee and after reviewing the Committee Chairman's report to the Board; the Board also heard the conclusions of the statutory auditors' on their work, after these were submitted to the Audit and Risks Committee;
- at the request of the French Banking Commission and the US Federal Reserve Board, implementing a strengthened compliance programme with respect to all French and foreign regulations within the Crédit Agricole S.A., in particular in corporate and investment banking. The Audit and Risks Committee is responsible for following up on implementation of this programme. It reports to the Board on a regular basis on compliance work conducted and systems established within the Group. This programme entails systematically strengthening systems encompassing all legal and regulatory compliance systems in more specifically in eight areas, four of them relating to customers, products and operations, and four relating to employees and to controls;
- the nomination of one Statutory Auditor and one Alternate Auditor, on the recommendation of the Audit and Risks Committee. This proposal has been submitted to the company's shareholders at the annual general meeting;
- presenting the annual internal control report for 2003 prepared by the Group Audit Division, after the report was reviewed by the Audit and Risks Committee;
- implementation of the new IAS/IFRS standards within Crédit Agricole S.A. and the Crédit Agricole Group, following a review by the Audit and Risks Committee;
- Group corporate governance system: Board of Directors Charter, Strategic Committee Charter, creation of an Appointments and Corporate Governance Committee and the attendant charter;
- internal restructurings within Crédit Agricole S.A. following the acquisition of Crédit Lyonnais, in particular with the creation of business lines resulting from the merger of the two groups, with spin-offs in specialised financial services, asset management, personal insurance, property and casualty insurance, financial services for institutional investors and private equity;
- acquisitions of equity interests by Crédit Agricole S.A. and the restructuring of certain equity holdings;
- reviewing documents concerning the Regional Banks (mainly international expansion of the Regional Banks' business operations, etc.);
- establishing a Crédit Agricole S.A. stock option plan for the Group under the authorities granted at the annual general meeting of 21 May 2003 and in accordance with the Compensation Committee's recommendations.

Board members showed a strong commitment to their duties. The attendance rate averaged 87.3% in 2004, with 92% for the originally scheduled ordinary sessions and 76.3% for extraordinary sessions.

The average age of Crédit Agricole S.A. Directors is 56. The Articles of Association provide for a maximum age limit of 65 and 67 for the Chairman.

Related party agreements and agreements subject to disclosure

Related party agreements

In 2004, the Board authorised a number of agreements governed by the provisions of Articles L. 225-38 et seq. of the *Code de commerce*.

As required by law, the Directors concerned abstained from the vote and the agreements signed in 2004 were sent to the Statutory Auditors, who will present their report on this matter at the annual meeting of shareholders.

Agreements subject to disclosure

As required by law, a list of agreements subject to disclosure and their purpose was sent to the Board of Directors, who then advised the Statutory Auditors.

2 - SPECIAL COMMITTEES

Audit and Risks Committee

The Audit and Risks Committee was created in July 2002. At 31 December 2004 it comprised six members, including five Directors and one non-voting Director: Messrs Henri Moulard (non-voting Director, Chairman of the Committee), Diéval, Gobin, Kerfriden, Lebègue, and Mary.

The *modus operandi* and duties of the committee are set out in a charter approved by the Board of Directors. Its key duties are:
- to review Crédit Agricole S.A.'s parent company and consolidated financial statements;
- to examine changes and amendments to the significant accounting policies used to draw up the financial statements;
- to ensure that internal control systems and procedures are adequate for the Group's business activities and risks;
- to express an opinion on proposals to appoint or re-appoint the Statutory Auditors.

The committee's duties have been extended to cover monitoring the new strengthened compliance programme, which includes overseeing the quality of the Group's compliance procedures, and more particularly the corporate and investment banking activity's compliance with French and international regulations.

The Audit and Risks Committee met seven times in 2004, including one extraordinary session devoted to reviewing the call for tenders in connection with the appointment of a Statutory Auditor and Alternate Auditor.

The attendance rate averaged 75.3%. The Committee's ordinary sessions were devoted to:
- reviewing the annual, half-yearly and quarterly financial statements prior to their presentation to the Board;
- reviewing the annual and half-yearly report on internal control;
- overseeing Crédit Agricole S.A.'s risk management structure and the Group's exposure to risk;

- IAS/IFRS standards and their application within the Crédit Agricole Group, and reviewing the Group's solvency ratios following introduction of the new accounting standards;
- integration of Crédit Lyonnais within the Group;
- the main conclusions of the audit missions undertaken by Group Control and Audit and, more specifically, those conducted within Crédit Lyonnais ;
- the features of Crédit Agricole S.A. stock option plans and the procedures for hedging these plans;
- the nomination of the Statutory Auditors;
- establishing a strengthened compliance programme within Crédit Agricole S.A. and amending the Committee's charter accordingly. The Committee reviews a status report on this programme at every meeting. The system that has been implemented within the Group is based on three functions organised by business line (compliance, legal, financial security), a Compliance Management Committee chaired by the Corporate Secretary of Crédit Agricole S.A., who is a member of Crédit Agricole S.A. executive committee, and a set of procedures called the FIDES programme designed to strengthen the compliance processes and which was broadly distributed throughout the Crédit Agricole S.A. Group after it was approved by the French Banking Commission and the US Federal Reserve.

The system also provides procedures for reporting any compliance failures that may be observed within the Group. Lastly, it encompasses significant measures designed to raise employee awareness and that were applied to 2,300 staff members in 2004, involving a presentation of the compliance plan and an ambitious staff awareness and training programme that will be conducted throughout 2005 and will apply to most of the Group's employees.

Compensation Committee

The Compensation Committee was created in July 2002. At 31 December 2004, it comprised the four members: Messrs Mestrallet (Chairman of the Committee), Sander, Bru, and Pargade.

The *modus operandi* and duties of the committee are set out in a charter approved by the Board of Directors. Its key duties are to make proposals principally concerning the fixed and variable compensation payable to the Chairman, the Chief Executive Officer and Deputy Chief Executive Officer(s), the total amount of Directors' fees to be proposed for approval at the annual general meeting of shareholders and its allocation among the members of the Board, and the terms and conditions relating to the grant of stock options under plans approved by the shareholders.

The Compensation Committee met three times in 2004. The attendance rate averaged 91.7%. The Committee's sessions were devoted to:

- fixed and variable compensation of the Executive Directors, by reference to market practices;
- terms and conditions relating to the establishment of a Crédit Agricole S.A. stock option plan in 2004 and proposals for individual allotment of stock options;
- conversion of stock option plans in certain subsidiaries to Crédit Agricole S.A. stock options following the merger with Crédit Lyonnais;
- Directors' fees (total amount and allocation among Board members).

Strategic Committee

The Strategic Committee was established in December 2003 and began its operations in 2004. At 31 December 2004, it comprised six members: Messrs Carron (Chairman of the Committee), Sander, Couturier, Dupuy, Fontanet, and Pichon.

The *modus operandi* and duties of the committee are set out in a charter approved by the Board of Directors. Its key duties are to conduct in-depth reviews of the Group's strategic planning for its various business lines in France and internationally. As such, the Committee reviews plans for strategic investments or acquisitions. The Committee reports on its work to the Board. As a general rule, it meets three to four times each year, at its Chairman's initiative. It may meet more frequently when circumstances so require.

The Strategic Committee met five times in 2004. The attendance rate averaged 93.2%. During these meetings, the Committee reviewed the following:

- the general framework for the 2005/2007 strategic development plan;
- the new Crédit Agricole S.A.'s position relative to the competition, with strategic challenges by business line;
- changes in certain core holdings of the Group;
- in-depth analysis of the Group's business and strategic outlook in its different business lines and in the geographical regions where it is active;
- changes in the Group's strategy in securities services.

Appointments and Governance Committee

The Appointments and Governance Committee was established in November 2004 and met in January 2005 for the first time. At 31 December 2004, it comprised six members: Messrs Fontanet (Chairman of the Committee), Carron, Couturier, Sander, Dupuy, and Lebègue.

The *modus operandi* and duties of the Committee are set out in a charter approved by the Board of Directors. The Committee's duties are:

- to make recommendations to the Board on the selection of Directors from outside the Crédit Agricole Group, bearing in mind that candidates for directorships who are serving as Chairman or Chief Executive Officer of a Regional Bank are proposed to the Board of Directors via the holding company that controls Crédit Agricole S.A., pursuant to the 'Protocol Agreement' signed prior to the flotation of Crédit Agricole S.A. by the Regional Banks and Crédit Agricole S.A. (the provisions of this agreement are set out in the shelf-registration document of 22 October 2001 registered by the *Commission des Opérations de Bourse* under number R01-453);



- for the Executive Officers and Directors:
  - to issue an opinion on the Board Chairman's recommendations for the appointment of the Chief Executive Officer, in accordance with the Board of Directors' Charter, and on the Chief Executive Officer's recommendations on the appointment of Deputy Chief Executive Officers, in accordance with the Board Charter,
  - with respect to the succession of the Executive Directors, the Committee implements a procedure for preparing succession plans for the Executive Directors in the event of an unforeseeable vacancy;
- to supervise guidance the Board of Directors assessment process. In this respect, it recommends any necessary changes in the rules of governance of Crédit Agricole S.A. (charters governing the Board and the special committees, etc.).

The members of the Appointments and Governance Committee receive no compensation for the performance of these duties.

The Board of Directors has decided to conduct a Board assessment in 2005, with the help of an outside consultant, in order to identify any areas of improvement in the Board's operations. A call for tenders was issued at the end of 2004 and the Committee devoted its first meeting, in January 2005, to selecting the consultant. The assessment process will be carried out during the first half of 2005.

3 - RESTRICTIONS DECIDED BY THE BOARD ON THE CHIEF EXECUTIVE OFFICER'S POWERS

The Chief Executive Officer has the fullest powers to act at all times and in all circumstances in the name of Crédit Agricole S.A. and to represent the Bank with respect to third parties, within the limits of its corporate objects and subject to those powers expressly vested in the collective body of shareholders either by law or by the Board of Directors.

Restrictions on the Chief Executive Officer's powers exercised by the Board of Directors are described in section 2 above.

Internal control procedures

The Crédit Agricole Group's internal control system complies with all regulatory requirements and Basle Committee recommendations.

The internal control system is defined in the Crédit Agricole Group, as all procedures and mechanisms designed to manage and control operations and risks of all kinds and to ensure that all transactions are carried out in a proper, secure and effective manner. However, all internal control systems have their limitations.

Internal control procedures can be classified by their purpose:
- financial performance, through effective and adequate use of the Group's assets and resources, and protection against the risk of loss;
- timely provision of comprehensive, accurate information required to make decisions and manage risks;
- compliance with internal and external regulations;
- prevention and detection of fraud and error;
- accuracy and completeness of accounting records and timely production of reliable accounting and financial information.

In accordance with the Group's principles, Crédit Agricole S.A.'s internal control system has a broad scope of application throughout the Group. It covers all French and international banking and investment subsidiaries but also the companies controlled by Crédit Agricole S.A. and other subsidiaries whose business could be a source of risk (insurance companies, equity investment subsidiaries, payment groupings, asset management, and issuer services companies).

Each Group entity applies this principle to its own subsidiaries, thereby ensuring a consistent internal control system throughout the entire Group.

1. GENERAL INTERNAL CONTROL ENVIRONMENT

This definition and the resulting organisational principles are in line with the provisions of the *Code monétaire et financier**, regulation no. 97-02 as amended issued by the *Comité de la réglementation bancaire et financière*** and Basle Committee recommendations on internal control.

These national and international external standards are supplemented by internal standards specific to Crédit Agricole:
- a body of permanent rules (both external regulations and internal rules) governing the entire Crédit Agricole Group, compliance with which is compulsory, and more particularly rules concerning accounting (Crédit Agricole chart of accounts) and financial management;
- the Code of conduct of the Crédit Agricole Group;
- a set of procedures governing Crédit Agricole S.A., the parent company, and, where applicable, its subsidiaries, concerning the company's organisation and operation, and its exposure to risk.

This set of procedures encompasses the following main references:
- Directive no. 98-07 of 23 December 1998 on internal control of the Crédit Agricole S.A. Group;
- Procedure no. 2004-15 of September 2004 on the organisation of the Control and Audit function within the Crédit Agricole S.A. Group;
- Procedure no. 2001-21 of 13 December 2001 on the prevention of money laundering, and its Addendum no. 2002-38 of 23 December 2002.

During the second half of 2004, these procedures were supplemented by a set of procedures adopted as part of the FIDES programme for controlling compliance with laws and regulations and described below.

* *Article L.511-41.*

** *Relating to internal control in banking institutions and investment companies, in application of the article referred to above, approved by the Ministry of Finance decrees of 11 March 1997, 24 July 2001 and 29 January 2004.*

These procedures are updated regularly as required, and more particularly to take account of regulatory developments and changes in the scope of internal control (e.g. integration of Crédit Lyonnais).

2. ORGANISATION OF THE INTERNAL CONTROL SYSTEM

To ensure that the internal control systems are effective and consistent throughout the Group, Crédit Agricole has established a set of common rules and recommendations based on certain underlying fundamental principles.

Each Group entity (Regional Banks, Crédit Agricole S.A., banking or investment subsidiaries, and other subsidiaries) must apply these principles at its own local level.

Fundamental principles

The organisational principles and components of the Group's internal control system that are common to all Group entities are:

- reporting to the decision-making body (risk strategies, risk limits, internal control activity and results);
- direct involvement of the executive body in the organisation and operation of the internal control system;
- comprehensive coverage of all business operations and risks, and accountability of all persons involved;
- clear definition of tasks, effective segregation of the commitment and control functions, formal up-to-date authorised limits;
- formal, up-to-date standards and procedures, particularly for the accounting function.

These principles are supplemented by:

- measurement, supervision and control mechanisms for credit risk, market risk, operational risk (transaction processing, quality of financial and accounting information, information systems processes, regulatory and legal risks), and interest rate and liquidity risk;
- a control system, forming part of a dynamic and corrective process, structured as follows:
  - permanent first line controls, which are performed by the operating units themselves as an integral part of their business processes, and second line controls performed by units or people independent of the operating units or those responsible for first line controls;
  - periodical third line controls performed by Group Control and Audit and the Control and Audit departments of the Group's subsidiaries and the Regional Banks;
- specific mechanisms for information systems security and business recovery, prevention of money laundering, and compliance.

All these mechanisms help promote an internal control culture within the Group.

Oversight

A Group Internal Control Officer (ICO) was appointed on 1 October 1997 by decision of the Board of Directors of CNCA at its meeting of 26 September 1997. He is responsible for ensuring that individual and global internal control systems are consistent and effective throughout the Group and for overseeing compliance with the principles described above. He reports directly to the Chief Executive Officer and to the Board of Directors of Crédit Agricole S.A. to guarantee total independence from the operating units. In line with the Crédit Agricole Group's organisational principles, the Crédit Agricole S.A.'s ICO is also head of Crédit Agricole S.A.'s Control and Audit.

Following the integration of Crédit Lyonnais, Internal Control oversight at Crédit Agricole is exercised over the new scope by a central unit that reports to the Crédit Agricole S.A. ICO, also the head of Group Control and Audit, who works cross-functionally with the ICOs of the subsidiaries and Regional Banks.

During 2004, the central unit disseminated to all Group entities recommendations and instructions needed to take account of legal and regulatory changes applying to internal control (Financial Security Act of 1 August 2003, CRBF Regulation 2004-02 on business recovery plans, etc.) and aimed particularly at the Regional Banks, in accordance with the responsibilities assigned to the central body.

As part of the strengthened compliance verification programme implemented under the authority of Crédit Agricole S.A.'s Company Secretary, the central unit ascertained that these new organisational methods were properly integrated into the Crédit Agricole S.A. Group's internal control systems.

As regards this programme, Group Control and Audit audited the deployment of FIDES at Calyon Americas.

Crédit Agricole S.A. and its subsidiaries

The Group ICO is responsible for overseeing the Group's internal control systems through a dedicated central unit, supported by decentralised local units within each legal entity (those direct subsidiaries forming part of Crédit Agricole S.A.'s internal control scope), the ICO of each entity and their Internal Control Committees in the case of those entities forming part of the Control and Audit business line.

These committees, which have enforceable decision-making powers, meet twice a year and comprise the head of the entity, the internal control officer, the Control and Audit manager if different, plus a representative of Group Control and Audit. One of their key responsibilities is a critical assessment of the internal control systems and internal audit work, monitoring audits and overseeing any corrective measures.

The Group ICO draws on the central support functions, business divisions and business lines involved in implementing internal control systems. Crédit Agricole S.A. therefore oversees the systems on a consolidated basis, based on:

- centralisation, consolidation and supervision of credit risks, market risks and operational risks by Group Risk Management (DRG);
- centralisation, consolidation and supervision of interest rate and liquidity risks by the Financial Management Division (FIN);
- standardisation of accounting procedures and control over financial and accounting information by the Accounting and Consolidation Division (DCC);

- standardisation of procedures, planning and control over consolidated budget data by the Budget, Management Control and Investments department (BCP);
- information systems security and business recovery plans by the Security department (DSE);
- control over compliance issues by the Compliance Division (DDC);
- prevention of money laundering by the Financial Security function;
- independent periodical control over the proper operation of all Crédit Agricole Group entities by Group Control and Audit.

These functions, departments and business lines are supported by special committees (Group Risks Committee, Standards and Methodology Committee, Treasury and ALM Committee, etc.) and on contacts in each entity within the internal control scope.

This central system constitutes the cornerstone of the overall internal control system for Crédit Agricole S.A. and its subsidiaries.

Within the Group, more than 800 full time equivalents (excluding the Regional Banks) are involved in managing the internal control system, in Control and Audit, Financial Security and Compliance.

Regional Banks

For the Regional Banks, application of the rules and procedures defined above is facilitated by the publication of national recommendations on internal control. These are updated each year by the Regional Banks' Executive Committee for Internal Control, which is made up of senior executives, the Regional Bank ICOs, and representatives of Crédit Agricole S.A. and Group Control and Audit.

In its capacity as central body, Crédit Agricole S.A. is closely involved in all matters relating to internal control. Through regular work sessions and information meetings, Group Control and Audit meets all Regional Bank ICOs and internal audit managers twice a year on average, mainly during regional meetings.

Role of the Board of Directors*

The Board of Directors of Crédit Agricole S.A. is informed of the organisation, activity and results of the internal control function and, through the Audit and Risks Committee, of the significant risks to which the company is exposed.

It is aware of the company's general organisation structure and approves its internal control system. As part of its oversight role, it receives an annual report on internal control, in accordance with banking regulations and Crédit Agricole S.A. procedures.

The Chairman of the Board receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

On 17 November 2004, the Chairman of the Audit and Risks Committee reported to the Board on the presentation to the Committee of the interim report on internal control and risk measurement and supervision for the first half of 2004. On the date of the annual general meeting, the annual report for 2004 will have been presented to the Audit and Risks Committee (at its meeting of 26 April 2005) and duly sent to the French Banking Commission and the Statutory Auditors. It will also be presented to the Board of Directors.

Audit and Risks Committee*

The Group Internal Control Officer reports directly to the Board's Audit and Risks Committee. This reflects the Group's aim of strengthening its internal control structure at the highest level, through the Audit and Risks Committee's broad powers of communication and its management and oversight functions, notably in the area of internal control.

The Committee was established to create a comprehensive, consistent internal control structure at all levels of the Group (Crédit Agricole S.A., Regional Banks, subsidiaries), and to comply with good corporate governance practice.

A key aspect of its role is to verify the clarity of information provided, assess the appropriateness of accounting methods and the quality of internal control.

In this respect, the interim report on internal control and risk measurement and supervision for the first half of 2004 was presented to the Committee by the Crédit Agricole S.A.'s ICO at its meeting of 10 November 2004. He will also present the annual report for 2004 to the Committee's meeting of 26 April 2005.

The Chairman of the Audit and Risks Committee receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

Role of the Chief Executive Officer

The Chief Executive Officer defines the company's general organisation and oversees its efficient implementation by competent qualified staff. He is directly and personally involved in the organisation and operation of the internal control system. His key responsibilities in this respect are as follows:

- defining roles and responsibilities and allocating adequate resources to the internal control function;
- ensuring that risk strategies and limits are compatible with the financial position (capital base, earnings) and strategic guidelines set by the Board of Directors;
- overseeing the implementation of risk identification and measurement systems that are appropriate for the company's activities and organisation, and ensuring that all essential information produced by these systems are reported to him on a regular basis;
- ensuring the adequacy and effectiveness of the internal control system through permanent monitoring;
- receiving information on any failures identified by the internal control system and the proposed corrective measures.

* *Information about the work of the Board of Directors and the Audit and Risks Committee can be found in Part I of this report.*

In this respect, the Chief Executive Officer receives regular reports summarising the conclusions of audits conducted by Group Control and Audit.

3. SPECIFIC INTERNAL CONTROL AND RISK MANAGEMENT AND SUPERVISION SYSTEMS WITHIN CRÉDIT AGRICOLE S.A.

Risk monitoring and measurement

Crédit Agricole S.A. has risk measurement, monitoring and control systems covering all risks whether carried on or off balance sheet (counterparty risk, market risk, operational risk, structural financial risk, etc.), which are adapted to its business activities and organisation, and form an integral part of the internal control system. Information is reported periodically to the Executive Committee, the Board of Directors and the Audit and Risks Committee, notably through the reports on internal control and risk measurement and supervision.

Details of the risk management systems are presented in a separate appendix to the management report.

Internal control system for information systems security and business recovery plans

Within the Crédit Agricole S.A. Operations and Logistics Division (DFL), the Security Department is responsible for information system security, physical security and implementation of business recovery plans. This responsibility covers both Crédit Agricole S.A. and the Crédit Agricole S.A. Group.

The organisation and governance of all aspects related to security for the entire Crédit Agricole S.A. Group have been laid down in official procedures and have been implemented. The Crédit Agricole S.A. business units and all Group entities have officers in charge of information systems security, physical security and business recovery plans, together with a crisis management team. Coordination is provided through common infrastructures.

At Crédit Agricole S.A., information systems security is monitored and controlled on a regular basis and the resulting action plans are monitored on an ongoing basis. For business recovery plans, an extreme scenario has been developed for information systems and is tested twice a year.

For the Crédit Agricole S.A. Group, work on implementing business recovery plans and maintaining them in good working order, which was affected by the merger process with Crédit Lyonnais and its subsidiaries, has resumed within a project unit.

At the Regional Banks, each entity is responsible for proprietary information systems security. The common infrastructures (IRIS network and its components) are monitored by a group of bodies, under the supervision of Crédit Agricole S.A. and GIE Cedicam.

Lastly, plans to strengthen Internet security oversight and management and for operational implementation of Group information systems security governance are under review.

Internal control system for the prevention of money laundering and terrorism financing

Each Group entity is directly responsible for the prevention of money laundering, applying 'know your customer' policies and exercising a duty of care within its own internal control scope.

Each Regional Bank has appointed a person responsible for relations with the Tracfin, the French government agency responsible for organised financial crime.

In addition to these local structures, the Group also has a central anti-money laundering system through its Financial Security function, which is part of Group Control and Audit. This ensures that all subsidiaries and branches abroad have the necessary recommendations to protect adequately against the risk of money laundering.

Moreover, on 2 July 2004, Crédit Agricole S.A. and all of its subsidiaries implemented a set of procedures designed to reinforce compliance (FIDES). In this respect, the Financial Security business line is in charge of implementing and following up on 'know your customer' procedures.

Each operating unit is responsible for enforcing procedures while Group Control and Audit is responsible for ensuring their compliance with all legal and regulatory obligations.

Having tightened up the Regional Banks' systems in early 2000, the Crédit Agricole S.A. Group continued to reinforce its prevention procedures, notably by creating a dedicated anti-money laundering unit in December 2001 and a Financial Security business line in July 2003, with a broader base of skills and reporting to the Group Internal Control Officer.

The new, strengthened internal control framework incorporates the latest legislative and regulatory requirements and recommendations made by the supervisory authorities. As a result, procedures have been expanded and updated. For example, specific measures have been introduced to meet new obligations in terms of cheque processing and vigilance has been stepped up with regard to countries and territories on the Financial Action Task Force (FATF) black list, as well as higher-risk countries identified by the Financial Security business line.

Specific measures have also been taken to prevent the financing of terrorist activities and to freeze assets on accounts held by persons suspected of having terrorist connections, as required by European and French legislation. In this respect, Group Control and Audit has issued instructions and recommendations to the Group entities concerned (Crédit Agricole S.A. departments and subsidiaries, Regional Banks). In this respect, the Group has implemented a centralised, real-time international funds screening system.

The overall system is supported by supervisory controls and staff awareness and training campaigns in all Group business units. The Group has also strengthened its co-ordination in this respect.

Procedures are being updated to take into account the integration of Crédit Lyonnais and the most recent changes in regulations.

In 2004, the French Banking Commission fined two Crédit Agricole S.A. subsidiaries, Calyon and its subsidiary CA Cheuvreux, for actions undertaken during years prior to the year under review. It noted that these two entities had significantly strengthened their systems since 2001 and decided that there was no call for any sanctions other than a fine. In accordance with the applicable regulations, the Banking Commission forwarded its decisions to the Public Prosecutor. After investigation, no further action was taken and the Calyon and CA Cheuvreux cases were closed.

One Crédit Agricole Regional Bank was reprimanded and fined for reasons relating to its internal control and money-laundering prevention system.

Compliance

Crédit Agricole S.A., its subsidiaries and the Regional Banks each have their own compliance department. The compliance function is organised into a function. Within the Crédit Agricole S.A. Group (excluding the Regional Banks), as of the end of 2004, the compliance function employed 197 full time equivalents.

The Group Compliance Officer is responsible for the compliance business line at Crédit Agricole S.A. and reports directly to Crédit Agricole S.A.'s General Secretary. He has functional authority over the compliance officers of Crédit Agricole S.A.'s subsidiaries and heads the Regional Banks' network of compliance officers.

The Group Compliance Officer's key duty is to draw up, circulate and enforce an internal Code of conduct, particularly in terms of compliance with market regulations. The main objectives of the Code are to protect the customer's interests, promote market integrity, ensure proper staff behaviour, and prevent conflicts of interest and information leakage.

The compliance officers operate completely independently, with a hierarchical reporting line and a functional reporting line. They are responsible for:

- helping heads of business units to evaluate risks of non-compliance with laws and regulations, professional standards or rules of conduct, and to assess reputational risk;
- identifying practical measures that need to be taken to comply with codes of conduct defined by regulations;
- drawing up guidelines with which Crédit Agricole S.A. entities and their staff must comply;
- distributing these rules and instructions to staff so that they can apply codes of conduct to specific situations;
- ensuring compliance with rules, either directly or by delegating this task to specific staff as part of the Crédit Agricole S.A. internal control system;
- proposing sanctions for compliance failures.

The investment services and asset management subsidiaries have a more highly developed compliance function to meet the requirements of the supervisory authorities (the *Autorité des Marchés Financiers* in France).

Lastly, following the French Banking Commission's decision of 24 July 2003, the US Federal Reserve Board's 'Order to Cease and Desist' and the 'Joint Order and Decision' of the French Banking Commission and US Federal Reserve Board, the Group implemented a programme called FIDES to tighten up compliance with French and international laws and regulations. The procedures for implementing this programme were officially approved by the French Banking Commission and the US Federal Reserve on 27 July 2004.

Implementation of the FIDES programme has been extended to encompass all subsidiaries covered by the scope of the Crédit Agricole S.A. Group's internal control system, in addition to corporate and investment banking operations.

The main objectives of the FIDES programme are:

- to strengthen 'know your customer' procedures;
- to control new activities and products;
- to provide a centralised framework for capital transactions;
- to ensure that compliance failures are reported;
- to step up monitoring of customer flows and transactions.

Crédit Agricole S.A. has set up a compliance verification unit for purposes of implementing the FIDES programme. This unit reports to a Compliance Management Committee composed of the Compliance, Legal Affairs and Financial Security business lines, which make up the Compliance function within the Crédit Agricole S.A. Group, and to the representative of the Group Finance and Group Risks division.

The Compliance Management Committee, which is chaired by Crédit Agricole S.A.'s Company Secretary, is responsible for monitoring the deployment and implementation of the compliance programme. It takes the decisions needed to prevent potential risks of non-compliance and to implement and follow up on any measures adopted to remedy any identified compliance failures.

The Committee periodically reports on its work to the Crédit Agricole S.A. Board of Directors' Audit and Risks Committee.

Information has been circulated to senior executives and managers and training tools have been developed for a staff training and awareness plan designed to ensure that employees are knowledgeable about the overall compliance system, that they abide by the appropriate rules of conduct and that they develop new practices. This training effort will continue throughout 2005, and will involve around 50,000 Crédit Agricole S.A. Group staff members.

Internal control system for accounting and financial information

Accounting, information systems and control

Within the Crédit Agricole Group, accounting information is drawn up based on a division of responsibilities set out in an Accounting Charter adopted on 20 June 2000.

- each Group entity has responsibility vis-à-vis the Group and the supervisory authorities to which it reports for its own financial statements, which are approved by its decision-making body; depending on the entity's size, these financial statements are subject to prior review by the entity's Audit Committee;
- for the Crédit Agricole Regional Banks, once the financial statements are drawn up, they are approved by the Accounting Division of Crédit Agricole S.A.; this is part of its responsibilities as central body, in accordance with Article 643 of the *Code rural* (Previous);
- the Crédit Agricole S.A. Group's consolidated financial statements are submitted to the Audit Committee and approved by the Board of Directors of Crédit Agricole S.A.

Within the Group Finance business line, the accounting function is organised at three levels, which apply the above principles:

- at the Group level, in accordance with applicable regulations, the Crédit Agricole S.A. Accounting Division defines and circulates the accounting standards and principles that apply to the Group; it oversees accounting standards, lays down the rules governing the architecture of the accounting information and regulatory reporting system, and ascertains that principles pertaining to accounting data audit trails are followed; it manages the accounting processes for account consolidation and regulatory reporting; it standardises and assesses the Group's internal control system for accounting;
- at each business line, the Finance and Accounting Division acts as a relay for circulating the Group's principles with respect to accounting standards, information system organisation, and application of internal control for accounting information, as a function of each business line's special attributes; in some cases, it also constitutes an intermediate level for preparation of the Group's consolidated financial statements;
- each entity organises its accounting function by applying the principles defined by the Group; more specifically, it must have the resources to ensure that data transmitted to the Group for consolidation purposes are reliable, and more particularly that they conform to Group accounting standards and are consistent with the individual accounts approved by its decision-making body.

Information on transition to IFRS

Crédit Agricole S.A. has been engaged in an ongoing process to prepare for the transition to IFRS. In 2004, it set up a system designed to ensure that all Group entities included in the scope of consolidation are in a position to produce accounting information drawn up in accordance with IFRS, which are applicable as from 1 January 2005.

In accordance with the project organisation implemented within the Group, in 2004, Crédit Agricole S.A. continued preparatory work that involved applying the IFRS accounting treatment issues relating to its operations, in terms of procedures and information systems, while defining the Group's directions and monitoring the overall progress made by the entities.

The status of the transition to IFRS is described in the Management Report. Following the recent stabilisation of IAS 32 and IAS 39, the Group revised its final selection of options under IFRS. The Group will therefore report on the impact from the change in standards after presenting its consolidated financial statements for 2004.

Creation of an Audit and Accounting Control function

In the second half of 2004, Crédit Agricole S.A. created an Audit and Accounting Control department within the Accounting Division.

The four key roles of the Accounting Control function are:

- to standardise content and procedures for carrying out the function;
- to assess the organisation and operation of processes for producing and verifying published information;
- to co-ordinate with the Crédit Agricole S.A. Group's external auditing organisation for the consolidated financial statements;
- to provide assistance to Group entities in structuring internal control of accounting information within the Group.

In 2004, work focused mainly on developing and overseeing the auditing system for financial information drawn up in accordance with IFRS, which will be published in 2005. As an extension of the responsibilities assigned to them by law, the statutory auditors of the Group and the entities were involved in developing this system, which entails a combination of internal and external actions.

Lease-Finance business line

Certain shortcomings were identified in the Lease-Finance business line's internal control system. Corrective measures were taken during 2004 and accounting control procedures are being updated.

Life Insurance business line

Further to an ongoing procedure initiated by the French Insurance Control Commission (CCAMIP) and to discussions with this authority, technical insurance provisions were adjusted. These adjustments are described in the notes to the financial statements.

Preparation and processing of financial information

Crédit Agricole S.A.'s Financial Management division is responsible for information published in press releases and for presentations to shareholders, financial analysts, institutional investors and the press. This information is also contained in documents subject to approval by the *Autorité des Marchés Financiers* (AMF).

Published financial information principally comprises accounting data but may also come from management systems, such as management data obtained from the Risk databases managed by Group Risk

Management and data supplied by the management control function of Crédit Agricole S.A. and its subsidiaries. In this case, it is first reconciled with the accounting information.

Furthermore, external sources of information may also be used (European Central Bank, Bank of France), particularly for calculating market shares. In accordance with AMF recommendations, these sources must be quoted in the disclosed information.

Preparation and disclosure of financial information must meet three major criteria:

- consistency of figures and indicators over time, which implies ongoing use of the same sources, calculation methods and methodologies. Any change of method must be disclosed and prior year figures restated accordingly;
- overall consistency of information disclosed on the Group's different business activities, markets or entities. Figures must be consolidated to ensure consistency with accounting information published in the financial statements;
- harmonisation of disclosed information. All Crédit Agricole S.A. subsidiaries must ensure that the information they disclose is consistent with the information on the Group.

Before publication, all financial information must be submitted to the Crédit Agricole S.A. Compliance Officer, who is responsible for verifying that it complies with the Group's internal rules. Draft information (presentations, management report, etc.) is presented and explained to the Board's Audit and Risks Committee.

All financial information is reviewed by the Statutory Auditors, including management reports, shelf-registration documents and offering circulars (which must be certified), presentations to financial analysts, press releases, etc. The shelf-registration document, its updates, offering circulars and prospectuses prepared for new share or debt issues, which contain comprehensive financial information, are subject to approval or registration by the AMF.

Periodical controls

Group Control and Audit, which reports directly to the Chief Executive Officer of Crédit Agricole S.A., is the highest level of control within the Crédit Agricole Group. It is responsible for audit assignments in all Group entities, including the Regional Banks, and all Crédit Agricole S.A. business units and subsidiaries, including those which have their own internal audit teams.

These periodical audits include a critical assessment of the internal control system implemented by the audited entities. This assessment seeks to ensure that the system provides reasonable and permanent assurance in terms of transaction security, risk control and compliance with external and internal rules.

It includes verifying that the audited entity complies with external and internal regulations, assessing the security and effectiveness of operational procedures, ensuring that the system for measuring and supervising all risks is adequate, conducting a valuation of assets and verifying the reliability of financial information. The responsibilities of Group Control and Audit also apply to the system for controlling risks of non-compliance.

A Control and Audit function line was created in January 2001 under the responsibility of Group Control and Audit. Its purpose is to reinforce central control, ensure and improve the effectiveness of controls by spreading best audit practices designed to guarantee the security and conformity of transactions carried out by the Group's various entities and to develop common areas of expertise. In addition, joint audit assignments are carried out regularly by Group Control and Audit and the subsidiary's internal audit department, to encourage exchange on best practices.

This system ensures the continuation of traditional onsite audits of accounting records by Crédit Agricole S.A.'s Control and Audit team in all Group entities, while placing a special emphasis on its topical and cross-functional investigations.

Following the integration of Crédit Lyonnais, the Control and Audit function line's responsibility for conducting onsite audits of accounting records for all Crédit Agricole S.A. Group entities was confirmed, as was its responsibility for oversight of the Calyon and Crédit Lyonnais S.A. (Retail Banking) control and audit departments and the control and audit units of the other subsidiaries of Crédit Agricole S.A.

In addition to setting up this organisation, more resources were dedicated to overseeing the subsidiaries' audit units and to supervising audit assignments (computer audits, accounting) and the support and methodology functions. The number of auditors was increased partly by transferring teams from Crédit Lyonnais Group Control and Audit.

Audits carried out by Group Control and Audit and all external audits (conducted by supervisory authorities or outside firms) are monitored through a formal system to ensure that all recommendations made are implemented through corrective and strictly prioritised action plans.

The Board of Directors, of which I am Chairman, the Audit and Risks Committee and the Chief Executive Officer, due to his own specific responsibilities, are provided with comprehensive information on internal control and exposure to risk, areas of potential progress and any corrective measures adopted. The internal control system and procedures are updated continuously to meet new developments in regulations, business activities and risks.

All this information is contained in the annual report on internal control and risk measurement and supervision, the annual management report and regular reporting on operations and control.

The Chairman of the Board of Directors
Crédit Agricole S.A.

René Carron

STATUTORY AUDITORS' REPORT

prepared in accordance with the final paragraph of Article L.225-235 of the French Commercial Code (*Code de commerce*), on the report prepared by the Chairman of the Board of Directors on the internal control procedures relating to the preparation and processing of financial and accounting information

Year ended 31 December 2004

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors' of Crédit Agricole S.A., and in accordance with the final paragraph of Article L. 225-235 of the French Commercial Code (*Code de commerce*), we hereby report to you on the report of the Chairman of your Company in accordance with Article L. 225-37 of the French Commercial Code (*Code de commerce*) for the year ended December 31, 2004.

In his report, the Chairman is notably required to give an account of the conditions in which the duties of the Board of Directors are prepared and organized and of the internal control procedures in place within the Company.

It is our responsibility to report to you our observations on the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information.

We performed our procedures in accordance with professional guidelines applicable in France. These require us to perform procedures to assess the fairness of the information set out in the Chairman's report on the internal control procedures relating to the preparation and processing of financial and accounting information. These procedures notably consisted of:

- obtaining an understanding of the objectives and general organization of internal control, as well as the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report;
- obtaining an understanding of the work performed to support the information given in the report.

On the basis of these procedures, we have no matters to report in connection with the information given on the internal control procedures relating to the preparation and processing of financial and accounting information, as set out in the Chairman's report, prepared in accordance with the final paragraph of Article L. 225-37 of the French Commercial Code (*Code de commerce*).

17 March 2005

The Statutory Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG	PRICEWATERHOUSECOOPERS AUDIT
Valérie Meeus	Gérard Hautefeuille

EXECUTIVE OFFICERS' AND BOARD CHAIRMEN'S COMPENSATION AND OUTSIDE DIRECTORSHIPS

Executive Officers' and Directors' compensation

BOARD OF DIRECTORS

The total amount of Directors' fees approved by the shareholders of Crédit Agricole S.A. in respect of 2004 was €670,000. This sum was allocated to the Directors as follows:

- for each Board meeting attended Each Director received €2,500 and the non-voting Director received €2,000; the Chairman received attendance fees only in his capacity as Chairman of the Strategic Committee. His compensation for serving as Chairman of the Board is determined by the Board, based on the recommendation of the Compensation Committee;
- the Chairmen of the Audit and Risks Committee, of the Strategic Committee and of the Compensation Committee received additional annual lump-sum compensation of €15,000 each for the Strategic Committee and Audit and Risks Committee Chairman and €10,000 for the Compensation Committee Chairman;
- members of the Audit and Risks Committee and Strategic Committee received an additional €1,500 per meeting attended and members of the Compensation Committee received an additional €1,000 per meeting attended;
- the Chairman and members of the Appointments and Governance Committee, which was created in 2004, did not receive any fees for serving on this Committee.

Sums paid to each Director in respect of 2004 were as follows:

Mr Carron (as Chairman of the Strategic Committee)	€15,000
Mr Sander	€35,500
Mr Couturier	€31,000
Mr Dupuy	€36,000
Mr Bru	€28,000
Mr Dieval	€15,500
Mr Fontanet	€20,500
Mme Giraud Vallentin*	€25,000
Mr Gobin	€32,500
Mr Kerfriden	€30,000
Mr Lebègue	€15,500
Mr Le Brun	€22,500
Mr Lemetayer	€20,000
Mr Mary	€32,500
Mr Mestrallet	€27,500
Mr Michaut	€12,500
Mr Moulard (Non-voting Director)	€31,000
Mr Pargade	€27,000
Mr Passera	€10,000
Mr Pichon	€30,500
Mr Corbel*	€25,000
Mr Guermeur*	€25,000

** These Directors have advised the company that a portion of their Directors' fees received in 2004 has been paid over to a third party organisation.*

The Board of Directors fixed the Chairman's gross annual compensation for 2004 at €372,000.

Sums paid in 2004 by companies controlled by Crédit Agricole S.A. to Crédit Agricole S.A. Executive Directors or to members of the Board of Crédit Agricole S.A. serving as Director or Non-voting Director on the said companies were as follows:

Mr Laurent (Chairman, Crédit Lyonnais)	€14,000
Mr Bru (Director, Calyon)	€31,250
Mr Couturier (Director, Crédit Lyonnais, Calyon)	€26,000
Mr Dupuy (Director, Crédit Lyonnais)	€12,000
Mr Esparbes (Director, Crédit Lyonnais)	€8,000
Mr Gobin (Director, Calyon)	€18,000
Mr Kerfriden (Director, Crédit Lyonnais)	€10,000
Mr Moulard (Non-voting Director, Crédit Lyonnais, Calyon)	€51,000
Mr Pauget (Director, Calyon)	€6,000
Mr Sander (Director, Crédit Lyonnais, Calyon)	€24,000

EXECUTIVE MANAGEMENT

Compensation paid to the Chief Executive Officer and Deputy Chief Executive Officer in charge of Crédit Lyonnais and of the Regional Banks, Insurance and Private Banking business lines of Crédit Agricole S.A. is determined by the Board of Directors on the recommendation of the Compensation Committee. It comprises a fixed component determined by reference to market practices and a performance-related variable component. These executives also receive additional retirement benefits paid by the company.

The gross annual compensation paid to the Deputy Chief Executive Officer of Crédit Agricole S.A., who is also the Chief Executive Officer of Calyon, is determined by Calyon's Board of Directors. In respect of 2004, the fixed compensation of Mr. Esparbès was fixed at 540,000 euros and its performance-related compensation, paid in 2004 in respect of 2003, at 375,000 euros. It has at its disposal a company car with chauffeur and a company residence.

Compensation paid to the Chief Executive Officer and Deputy Chief Executive Officer in charge of Crédit Lyonnais and of the Regional Banks, Insurance and Private Banking business lines is determined as follows:

	First elected	Term of office ends	Main office within the company	Main office outside the company Other directorships
Noël Dupuy Date of birth: 6 July 1947 No. of shares held: 844	21/05/2003	2006	**Deputy Chairman** Member of the Strategic Committee and of the Appointments and Governance Committee	**Chairman, CRCAM de la Touraine et du Poitou** Deputy Chairman, FNCA. Deputy Chairman, Caisse locale de la Vallée de l'Indre Director, Crédit Lyonnais Director, Predica, representative of Crédit Agricole S.A.
Pierre Bru Date of birth: 10 March 1950 No. of shares held: 2,690	25/05/2000	2007	Director Member of the Compensation Committee	**Chairman, CRCAM Nord Midi Pyrénées** Chairman, Sodagri Director, Calyon, Inforsud Gestion, Chabrillac and Merico Deltaprint
Alain Diéval[1] Date of birth: 3 December 1948 No. of shares held: 2,825	19/05/2004	2005	Director Member of the Audit and Risks Committee	**Chief Executive Officer, CRCAM Nord de France** Chairman, Crédit Agricole Belge Chairman and Chief Executive Officer, Vauban Finance Director, Crédit Agricole Titres
Xavier Fontanet[1] Date of birth: 9 September 1948 No. of shares held: 3,273	29/11/2001	2005	Director Chairman, Appointments and Governance Committee; Member of the Strategic Committee	**Chairman and Chief Executive Officer, Essilor International.** Director, Bénéteau, L'Oréal, Essilor of America Inc. (USA), EOA Holding Co Inc (USA), IMS – Entreprendre pour la Cité, Nikon-Essilor Co Ltd (Japan), Shanghai Essilor Optical Company Ltd (China), Transitions Optical Inc (USA), Transitions Optical Ltd (Ireland) and Transitions Optical Holding B.V. (Netherlands)
Roger Gobin Date of birth: 7 April 1945 No. of shares held: 1,402	25/5/2000	2006	Director Member of the Audit and Risks Committee	**Chairman, CRCAM Atlantique-Vendée** Director, Caisse locale de Pornic Chairman, S.A.S. Fireca Director, Pacifica, Ucabail and Calyon
Pierre Kerfriden Date of birth: 21 September 1946 No. of shares held: 50	17/12/1999	2007	Director Member of the Audit and Risks Committee	**Chief Executive Officer, CRCAM du Finistère** Director, Crédit Lyonnais, CA Private Equity, Uni-Expansion Ouest S.C.R. Manager, Gicab Equipement
Daniel Lebègue[1] Date of birth: 4 May 1943 No. of shares held: 50	19/05/2004	2005	Director Member of the Audit and Risks Committee and Appointments and Governance Committee	**Chairman, Institut Français des Directeurs** Chairman, Transparency Internationale (France) Director, Alcatel, Areva, Technip, and Scor
Jean Le Brun Date of birth: 28/02/1940 No. of shares held: 111	27/5/1998	2007	Director	**Chairman, CRCAM Normand** Director, SAFER Basse-Normandie-Manche-Orne-Calvados
Jean-Michel Lemétayer Date of birth: 2 June 1951 No. of shares held: 2,013	Nov. 2001	July 2005	Director	**Chairman, FNSEA** Member, Conseil Economique et Social
Bernard Mary Date of birth: 17 November 1947 No. of shares held: 4,930	29/11/2001	2006	Director Member of the Audit and Risks Committee	**Chief Executive Officer, CRCAM Nord-Est** Director, Crédit Agricole Cheuvreux, Sofipar, Crédit Agricole Belge Permanent representative, CRCAM Nord-Est; Chairman, Belgium CA

	First elected	Term of office ends	Main office within the company	**Main office outside the company** *Other directorships*
Gérard Mestrallet Date of birth: 1 April 1949 No. of shares held: 50	29/11/2001	2005	Director Chairman, Compensation Committee	**Chairman and Chief Executive Officer, Suez (SA)** Chairman, Suez-Tractebel (SA) (Belgium) Deputy Chairman, Sociedad General de Aguas de Barcelona (Spain) Director, Compagnie de Saint-Gobain, Pargesa Holding S.A. (Switzerland), Electrabel (Belgium) Member of Supervisory Board, AXA, Taittinger
Michel Michaut[1] Date of birth: 6 March 1947 No. of shares held: 585	19/05/2004	2005	Director	**Chairman, CRCAM Champagne Bourgogne** Chairman, Ucabail
Jean-Pierre Pargade Date of birth: 28 July 1946 No. of shares held: 3,673	23/5/1996	2006	Director Member of the Compensation Committee	**Chairman, CRCAM Aquitaine** Chairman, Caisse Locale de Samadet Director, Crédit Agricole Asset Management and Segespar Chairman, Foncaris Manager, Agri-Informatique Services
Corrado Passera[1] Date of birth: 30 December 1954 No. of shares held: 10	22/5/2002	2005	Director	**Chief Executive Officer, Banca Intesa** Director, Olimpia S.P.A. and RCS MediaGroup Director and member of the Executive Committee, Italian Banking Association (ABI).
Jean-Claude Pichon[1] Date of birth: 10 September 1946 No. of shares held: 2,860	25/5/2000	2005	Director Member of the Strategic Committee	**Chief Executive Officer, CRCAM du Midi** Chairman, Predica Director, Pacifica, Europay-France and Holding Eurocard, Apis CA
Henri Corbel Date of birth: 24 February 1951 No. of shares held: 932	June 2000	2006	Director representing the employees	**Head of Property Administration UNIPAR** Chairman of the Supervisory Board, 'Actions' employee share ownership plan Chairman, S.A. Viti-Management Director, Société Forestière (Caisse des Dépôts Group)
Carole Giraud Date of birth: 15 November 1965 No. of shares held: 10	29/11/2001	2006	Director representing the Regional Bank employees	**Analyst, Tools and Technology Development Department, CRCAM Sud Rhône-Alpes**
Michel Guermeur Date of birth: 8 August 1951 No. of shares held: 1	June 2003	2006	Director representing the employees	**Leasing Assistant, Ucabail**
Henri Moulard Date of birth: 2 May 1938 No. of shares held: 10	22/5/2002 (Director) 05/2003 (non-voting Director)	2006	Non-voting Director Chairman, Audit and Risks Committee	**Chairman, Truffle Venture (Invest in Europe)** Chairman, HM et Associés (SAS) Non-voting Director, Calyon and Crédit Lyonnais Non-voting Director, GFI Informatique Director, Elf-Aquitaine (SA), Wafabank, Unibail (SA), Burelle SA, BCM (Banque Commerciale du Maroc)

(1) Standing for re-election at the annual general meeting of 18 May 2005.



EXECUTIVE COMMITTEE

At 8 March 2005, the Executive Committee of the Crédit Agricole S.A. Group included the following members:

Jean Laurent, Chief Executive Officer - Chairman of the Committee
Édouard Esparbès, Deputy Chief Executive Officer
Georges Pauget, Deputy Chief Executive Officer

Jacques Baudouin, Deputy Chief Executive Officer, Crédit Lyonnais
Aline Bec, Head of Bank Operations Information Systems
Jérôme Brunel, Head of Group Human Resources
Thierry Coste, Head of Asset Management
Ariberto Fassati, Head of Italian Operations, Crédit Agricole S.A. Group
Jérôme Grivet, Head of General Secretariat, Organisation and Strategy, Calyon
Gilles Guitton, Company Secretary
Jean-Frédéric de Leusse, Head of International Retail Banking and Investment Capital
Marc Litzler, Deputy Chief Executive Officer, Calyon
Gilles de Margerie, Group Chief Financial Officer - Group Risk Management Officer
Bernard Michel, Head of Operations and Logistics
Yves Perrier, Deputy Chief Executive Officer, Calyon
Patrick Valroff, Head of Specialised Financial Services

Marc Ghinsberg, Head of Budget, Management Control, Subsidiaries and Affiliates and Head of Strategy and Development, serves as Secretary of the Executive Committee.



4 Consolidated financial statements

CONSOLIDATED BALANCE SHEETS

at 31 December 2004, 31 December 2003 and 31 December 2002

ASSETS

(in millions of euros)	Notes	31/12/2004	31/12/2003	31/12/2003 Pro forma	31/12/2002	31/12/2002 Pro forma
Cash, money market and interbank items		**159,101**	**172,246**	**172,246**	**107,799**	**177,570**
Cash, due from central banks and French postal system		23,585	12,370	12,370	9,706	13,999
Treasury bills and similar items	5, 5.1, 5.2 & 5.3	48,474	65,522	65,522	30,955	62,915
Due from banks	3, 4.1, 4.2 & 4.3	87,042	94,354	94,354	67,138	100,656
Crédit Agricole internal transactions	3	**170,520**	**157,648**	**157,648**	**149,901**	**149,901**
Loans and advances to customers	4, 4.1, 4.2 & 4.3	**152,601**	**148,420**	**148,420**	**62,541**	**152,264**
Lease finance	4, 4.1, 4.2 & 4.3	**13,356**	**13,033**	**13,033**	**6,663**	**12,642**
Securities		**88,144**	**77,992**	**77,992**	**48,014**	**75,245**
Bonds and other fixed-income securities	5, 5.1, 5.2 & 5.3	48,489	50,089	50,089	31,564	44,915
Shares and other variable-income securities	5 & 5.1	39,655	27,903	27,903	16,450	30,330
Insurance companies' invesments	38.1	**139,234**	**127,288**	**127,288**	**84,905**	**114,690**
Reinsurers' share in technical reserves	38.3	**671**	**389**	**389**	**144**	**192**
Non-current assets		**22,442**	**21,829**	**21,829**	**17,311**	**20,772**
Participating interests, investments in non-consolidated associates and other long-term investments	6, 6.1 & 9	2,602	2,747	2,747	4,520	2,724
Participating interests and investments in associates accounted for at equity	7	13,233	12,294	12,294	11,420	11,455
Property, plant and equipment and intangible assets	8 & 9	6,607	6,788	6,788	1,371	6,593
Goodwill	12	**9,682**	**9,658**	**9,658**	**1,652**	**8,419**
Prepayments, accrued income and sundry assets		**59,531**	**57,482**	**57,539**	**26,788**	**44,808**
Sundry assets	10	37,290	42,503	42,560	16,979	31,044
Sundry assets related to insurance activities	38.2	535	989	989	641	754
Prepayments and accrued income	10	21,706	13,990	13,990	9,168	13,010
Total assets		**815,282**	**785,985**	**786,042**	**505,718**	**756,503**

LIABILITIES AND SHAREHOLDER'S EQUITY

(in millions of euros)	Notes	31/12/2004	31/12/2003	31/12/2003 Pro forma	31/12/2002	31/12/2002 Pro forma
Money market and interbank items		**128,687**	**125,127**	**125,287**	**70,477**	**141,719**
Due to central banks and current accounts with French postal system		504	290	290	13	117
Due to banks	13	128,183	124,837	124,997	70,464	141,602
Crédit Agricole internal transactions	13	**14,286**	**13,502**	**13,502**	**18,943**	**18,943**
Customer accounts		**305,192**	**297,765**	**297,765**	**205,087**	**283,877**
Special savings schemes	14, 14.1 & 14.2	189,336	180,204	180,204	143,701	168,883
Other accounts	14, 14.1 & 14.2	115,856	117,561	117,561	61,386	114,994
Debt securities in issue	15 & 15.1	**101,032**	**90,505**	**90,505**	**58,257**	**90,801**
Insurance companies' technical reserves	38.3	**135,137**	**123,069**	**123,069**	**84,154**	**111,550**
Accruals, deferred income and sundry liabilities		**76,758**	**81,858**	**81,858**	**39,232**	**65,261**
Sundry liabilities	16	52,198	60,090	60,090	23,087	45,249
Sundry liabilities related to insurance activities	38.4	1,266	949	949	481	604
Accruals and deferred income	16	23,294	20,819	20,819	15,664	19,408
Reserves and subordinated debt		**23,376**	**24,201**	**24,201**	**12,136**	**19,599**
General reserves for risks and expenses	17	4,867	5,487	5,487	2,391	5,177
Mutual security deposits		39	28	28	0	18
Subordinated debt	19	18,470	18,686	18,686	9,745	14,404
Fund for general banking risks	18	**1,833**	**1,944**	**1,944**	**1,618**	**2,078**
Minority interests	20	**4,041**	**4,443**	**4,457**	**383**	**2,525**
Shareholders'equity (excl. FGBR)	20	**24,940**	**23,571**	**23,454**	**15,431**	**20,150**
Share capital		4,418	4,418	4,418	2,904	3,963
Share premiums		12,822	12,822	12,822	6,516	10,978
Investment grants		206	128	128	121	121
Consolidated reserves and retained earnings		5,291	5,177	4,946	4,826	3,842
Net income for the year		2,203	1,026	1,140	1,064	1,246
Total liabilities and shareholder's equity		**815,282**	**785,985**	**786,042**	**505,718**	**756,503**



CONSOLIDATED STATEMENTS OF OFF-BALANCE SHEET ITEMS

at 31 December 2004, 31 December 2003 and 31 December 2002

(in millions of euros)	Notes	31/12/2004	31/12/2003	31/12/2003 Pro forma	31/12/2002	31/12/2002 Pro forma
Guarantees and commitments given		**178,565**	**171,045**	**171,045**	**96,124**	**178,544**
Financing commitments given	23	**105,100**	**101,324**	**101,324**	**43,051**	**95,536**
Banks and financial institutions		7,087	9,114	9,114	5,020	12,365
Crédit Agricole entities		994	1,807	1,807	1,065	1,065
Customers		97,019	90,403	90,403	36,966	82,106
Guarantees given	23	**65,855**	**65,186**	**65,186**	**50,255**	**78,525**
Banks and financial institutions		14,239	15,673	15,673	7,048	11,915
Crédit Agricole entities		2,803	2,993	2,993	3,098	3,098
Customers[1]		48,813	46,520	46,520	40,109	63,512
Guarantees given by insurance companies		**861**	**955**	**955**	**881**	**881**
Commitments on securities	23	**6,749**	**3,580**	**3,580**	**1,937**	**3,602**
Securities bought with repurchase option						
Other commitments		6,749	3,580	3,580	1,937	3,602
Guarantees and commitments received		**93,043**	**69,691**	**69,691**	**58,736**	**93,791**
Financing commitments received	23	**14,062**	**9,115**	**9,115**	**9,643**	**18,368**
Banks and financial institutions		9,380	4,205	4,205	2,943	10,346
Crédit Agricole entities		3,194	3,779	3,779	4,342	4,342
Customers		1,488	1,131	1,131	2,358	3,680
Guarantees received	23	**44,148**	**37,814**	**37,814**	**35,807**	**60,394**
Banks and financial institutions		24,635	15,938	15,938	21,782	33,338
Crédit Agricole entities		4	5	5	6	6
Customers[1]		19,509	21,871	21,871	14,019	27,050
Guarantees received from insurance companies		**30,315**	**17,267**	**17,267**	**9,654**	**9,654**
Commitments on securities	23	**4,518**	**5,495**	**5,495**	**3,632**	**5,375**
Securities bought with repurchase option			15	15		
Other commitments		4,518	5,480	5,480	3,632	5,375

(1) At 31 December 2002, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-guarantee received from the Regional Banks within the framework of the public cash and share offer for Crédit Lyonnais made on 16 December 2002.

Off-balance sheet commitments - other information

Foreign exchange transactions and amounts payable in foreign currencies: Note 23.1.
Securitisation transactions and special-purpose vehicles: Note 23.2.
Financial futures transactions and other forward agreements: Notes 24, 24.1 and 24.2.

CONSOLIDATED INCOME STATEMENTS

at 31 December 2004, 31 December 2003 and 31 December 2002

(in millions of euros)	Notes	31/12/2004	31/12/2003	31/12/2003 Pro forma	31/12/2002	31/12/2002 Pro forma
Interest receivable and similar income	26	23,984	22,043	25,860	23,798	35,055
Interest payable and similar expense	26	(21,031)	(18,669)	(21,729)	(22,248)	(31,599)
Income from variable-income securities	27	167	176	228	149	212
Net commission and fee income	28	2,484	1,033	2,071	11	2,094
Net gains (losses) from trading transactions	29	3,067	2,402	3,605	1,586	3,309
Net gains (losses) on held for sale securities	30	842	56	88	410	382
Other net banking income		605	322	314	355	342
Income from insurance activities	38.5	2,378	1,963	2,238	1,254	1,813
Net income from other activities		17	25	46	14	51
Net banking income		**12,513**	**9,351**	**12,721**	**5,329**	**11,659**
Operating expenses	31	**(8,231)**	**(6,098)**	**(8,350)**	**(3,695)**	**(8,198)**
Personnel costs	31.1 et 31.2	(4,724)	(3,544)	(4,971)	(2,054)	(4,859)
Other operating expenses	31.3	(3,507)	(2,554)	(3,379)	(1,641)	(3,339)
Depreciation and amortisation		**(521)**	**(398)**	**(539)**	**(234)**	**(502)**
Gross operating income		**3,761**	**2,855**	**3,832**	**1,400**	**2,959**
Risk-related costs	32	**(576)**	**(839)**	**(1,121)**	**(207)**	**(770)**
Net operating income		**3,185**	**2,016**	**2,711**	**1,193**	**2,189**
Share in net income/(loss) of equity associates	35	**1,113**	**986**	**856**	**476**	**474**
Net income/(loss) on disposal of non-current assets	33	**78**	**(17)**	**(49)**	**(74)**	**(124)**
Pre-tax income on ordinary activities		**4,376**	**2,985**	**3,518**	**1,595**	**2,539**
Integration-related costs	39	**(349)**	**(513)**	**(513)**		
Net extraordinary items	36	**(55)**	**9**	**(21)**	**(134)**	**(166)**
Corporate income tax	34	**(857)**	**(567)**	**(722)**	**(212)**	**(428)**
Amortisation of goodwill		**(729)**	**(759)**	**(900)**	**(286)**	**(622)**
Net allocation to the fund for general banking risks		**121**	**131**	**131**	**98**	**98**
Net income before minority interests		**2,507**	**1,286**	**1,493**	**1,061**	**1,421**
Minority interests		**304**	**260**	**353**	**(3)**	**175**
Net income - group share		**2,203**	**1,026**	**1,140**	**1,064**	**1,246**
Net income - group share per share (in euro)		**1.496**	**0.865**	**0.851**	**1.099**	**0.942**

The methods used to calculate basic earnings per share are based on Opinion 27 of the «Ordre des Experts Comptables» (French Order of Chartered Accountants). Basic earnings per share correspond to consolidated net income divided by the weighted average number of shares outstanding over the year. Diluted consolidated earnings per share are identical.



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1 Legal and financial background - Significant events in 2004

1.1 Legal and financial background

Crédit Agricole S.A. is a French *'société anonyme'* (limited company) with share capital of 4,420,567,000 euros divided into 1,473,522,437 registered shares of € 3 nominal value following the latest capital increase in 2003.

The share capital of Crédit Agricole S.A. is held as follows:
- SAS Rue La Boétie: 53.95%;
- Float (including employees): 44.06%.

In addition, Crédit Agricole S.A. holds 29,324,633 own shares representing 1.99% of the share capital, notably acquired under share buyback programmes for the purpose of hedging share option plans or share buyback commitments.

SAS Rue La Boétie is wholly-owned by the Regional Banks.

The Regional Banks *(Caisses Régionales de Crédit Agricole)* are cooperative societies whose legal status and operations are governed by the provisions of the French Monetary and Financial Code.

Their operations are co-ordinated by Crédit Agricole S.A., which grants them advances from the funds they take in its name. Crédit Agricole S.A. also centralises their liquidity surpluses and acts as supervisory authority as required by the French Monetary and Financial Code. The specific features of this relationship are described in the paragraph below entitled 'Crédit Agricole Group internal financing mechanisms'.

The French Banking Act of 24 January 1984 integrated in the Monetary and Financial Code confirmed the role of Crédit Agricole S.A. as central body of Crédit Agricole. In that capacity, it represents the Regional Banks with respect to the *Banque de France*, the *Comité des Établissements de Crédit et des Entreprises d'Investissement* and the *Commission Bancaire*, the French banking industry's regulatory bodies.

Crédit Agricole S.A. is responsible for maintaining the coherence of the network, ensuring its proper functioning, and for compliance with operating standards designed to guarantee its liquidity and solvency.

At the time of its initial public offering on 14 December 2001, Crédit Agricole S.A. acquired a 25% interest in the capital of each of the Regional Banks, with the exception of *'Caisse Régionale de la Corse'*, by subscribing to *'certificats coopératifs d'associés'* and buying back *'certificats coopératifs d'investissement'* (forms of non-voting share).

Crédit Agricole S.A. exercises administrative, technical and financial control over the organisation and management of the Regional Banks. It guarantees the liquidity and solvency of both the Crédit Agricole network as a whole and of each of its affiliated credit institutions.

Accordingly, in 2001 Crédit Agricole S.A. established a fund for liquidity and solvency banking risks, in order to fulfil its duties as central body of Crédit Agricole. This fund is booked under the Fund for General Banking Risks (FGBR).

The consolidated financial statements presented hereafter describe the financial position and results of the consolidated group comprising Crédit Agricole S.A., its branches and subsidiaries.

1.2 Crédit Agricole internal financing mechanisms

Crédit Agricole has instituted a number of internal financing mechanisms specific to it.

REGIONAL BANKS' CURRENT ACCOUNTS

Each Regional Bank holds a current account with Crédit Agricole S.A., which records the movements of funds resulting from internal financial transactions within Crédit Agricole. This account may be in credit or debit, and is presented in the balance sheet under: 'Crédit Agricole internal transactions-Current accounts'.

TIME LOANS AND ADVANCES

The Regional Banks collect savings funds (bonds, interest-bearing notes and related time accounts, home purchase saving accounts and plans, passbook accounts, 'PEP' popular savings plans, etc.) in the name of Crédit Agricole S.A. These funds are transferred to Crédit Agricole S.A. and included in its balance sheet. They then serve to finance advances made to the Regional Banks to enable the latter to finance their medium and long-term lending.

A series of four internal financial reforms has been implemented. These reforms have resulted in Crédit Agricole S.A. transferring back to the Regional Banks a specific percentage of the funds collected by them (first 15%, then 25%, 33% and, with effect since 31 December 2001, 50%), via 'mirror advances' with maturities and interest rates precisely matching those of the savings funds received. The Regional Banks are free to use these mirror advances at their discretion.

Since 1 January 2004, the financial margins generated from funds collected and shared by the Regional Banks and Crédit Agricole S.A. have been determined by using replacement models and applying market rates.

Furthermore, 50% of credits falling within the field of application of financial relations between Crédit Agricole S.A. and the Regional Bank may be refinanced in the form of advances negotiated at market rates with Crédit Agricole S.A.

There are also two other types of advance:

- Advances for subsidised loans which serve to fund Government-subsidised loans. Under this mechanism, the French government pays Crédit Agricole S.A. a subsidy to bridge the gap between its cost of funds and the subsidised loan rate;
- Advances for other lending, which refinance 50% of non-subsidised loans. Crédit Agricole S.A. makes these advances to the Regional Banks against documentary proof of their commitments, on condition that prior consent has been obtained before the loan is made. These advances are repaid as and when the loans are reimbursed.

Crédit Agricole S.A. may also make additional financing available to the Regional Banks at market rates.

TRANSFER OF REGIONAL BANKS' LIQUIDITY SURPLUSES

The Regional Banks may use their monetary deposits (sight and time deposits and negotiable certificates of deposit) to finance their lending. Liquidity surpluses must be transferred to Crédit Agricole S.A., where they are booked as current or time accounts, under 'Crédit Agricole internal transactions'.

INVESTMENT OF THE REGIONAL BANKS' SURPLUS CAPITAL WITH CRÉDIT AGRICOLE S.A.

Surplus capital may be invested with Crédit Agricole S.A. in the form of 3- to 7-year instruments, which must match the characteristics of interbank money market transactions in all respects.

FOREIGN CURRENCY TRANSACTIONS

The Regional Banks conduct their foreign currency transactions through Crédit Agricole S.A., which represents them with respect to the *Banque de France*.

SPECIAL SAVINGS SCHEMES

Funds held in special savings accounts (passbook accounts, 'manual occupations passbook accounts', 'business passbook accounts', Codevi savings accounts, home purchase savings plans and accounts, 'popular savings plans', and 'youth passbook accounts') are collected by the Regional Banks on behalf of Crédit Agricole S.A. They are centralised by Crédit Agricole S.A. and booked in its balance sheet as 'Customer accounts'.

MEDIUM AND LONG-TERM BONDS ISSUED BY CRÉDIT AGRICOLE S.A.

These are placed mainly by the Regional Banks and booked by Crédit Agricole S.A. either as 'Debt represented by a security' or as 'Reserves and subordinated debt', depending on the type of security.

1.3 Significant events in 2004

ACQUISITION OF FINAREF

In accordance with the December 2002 agreements, Crédit Agricole S.A. acquired from Pinault-Printemps-Redoute an initial stake of 61% of Finaref S.A. and of Finaref Group AB, then an additional 14.5% interest in the two companies in December 2003. In March 2004, the agreements were finalised, with the acquisition of the remaining 14.5%.

Lastly, in December 2004, Crédit Agricole S.A. finalised the acquisition of 100% of the two companies by purchasing PPR's residual 10% interest in Finaref S.A and Finaref Group AB.

ACQUISITION OF EUROFACTOR

In December 2004, Crédit Agricole S.A. acquired the 49.09% interest in the factoring company Eurofactor held by Euler Hermès, thereby increasing its stake to 98.2%.

ACQUISITION OF DAN'AKTIV

During the second quarter of 2004, Crédit Agricole S.A. purchased from F Group A/S of Denmark 100% of its consumer credit subsidiary Dan'Aktiv A/S.

ACQUISITION OF JOTEX FINANS AB

On 30 September 2004, Finaref Group AB purchased Jotex Finans AB, a consumer credit company, from Jotex AB.

ACQUISITION OF EUROPABANK

Crédit Agricole Belge, 50% owned by Belgium CA S.A.S., which in turn is 45% owned by the Crédit Agricole Nord de France Regional Bank, 45% owned by the Crédit Agricole du Nord-Est Regional Bank and 10% owned by Crédit Agricole S.A., acquired 100% of the shares of Europabank NV/SA, a Belgian bank.

DISPOSAL OF BANQUE LIBANO-FRANÇAISE S.A.L.

In June 2004, Crédit Agricole S.A. entered into an agreement to sell Calyon's 51% interest in the Libano-Française S.A.L. Bank. Calyon, which has sold 42% of the share capital to date, also has an option to sell the remainder of its stake (9%), exercisable by July 2009.

DISPOSAL OF RÉUNIBAIL AND RÉUNIROUTE

On 29 July 2004, Sofinco disposed of its Réunibail and Réuniroute subsidiaries in Réunion.

DISPOSAL OF CAI PRIVATE BANKING ITALIA

On 7 September 2004, Calyon sold its entire interest in CAI Private Banking Italia to Banca Intesa.

RESTRUCTURING OF CRÉDIT AGRICOLE S.A. GROUP BUSINESS LINES

CORPORATE AND INVESTMENT BANKING: CREATION OF CALYON

On 30 April, the Extraordinary General Meetings of Crédit Lyonnais and Crédit Agricole Indosuez approved the partial transfer of assets of Crédit Lyonnais' Corporate and Investment Banking operations to Crédit Agricole Indosuez. The transaction was backdated to 1 January 2004.

The new entity trades under the brand name Calyon, Corporate and Investment Bank. Its legal company name is Calyon.

INSURANCE

Union des Assurances Fédérales/Predica merger: the Personal Insurance business unit was created on 30 June 2004 by the merger of Union des Assurances Fédérales with and into Predica following the acquisition of the shares by Predica.

Afcalia/Pacifica merger: Afcalia, a former subsidiary of Union des Assurances Fédérales specialising in insurance cover for payment means, merged with Pacifica on 30 September. The transaction was backdated to 1 January 2004.

SPECIALISED FINANCIAL SERVICES

Consumer credit: following the sale of Finalion shares to Sofinco, Finalion was merged with and into Sofinco on 31 March 2004.

Lease finance: After Ucabail acquired the shares of Lixxbail, Lixxbail was merged with and into Ucabail on 27 May 2004.

ASSET MANAGEMENT

CA-AM/CLAM merger: the process was completed on 1 July 2004 after the absorption of the two entities by a third subsidiary used for this purpose. The new asset management company resulting from this merger is named Crédit Agricole Asset Management.

Merger of CPR AM and ABF Capital Management: ABF Capital Management and CPR Asset Management merged on 2 July 2004. The two companies are now combined under the name CPR Asset Management.

PRIVATE EQUITY

Merger of UI *(Union d'études et d'Investissements)* and CLPEH (Crédit Lyonnais Private Equity Holding): CLPEH was merged with and into UI on 15 December 2004. The transaction was backdated to 1 January 2004. The new entity created by this merger was named Crédit Agricole Private Equity.

NOTE 2 Accounting policies and consolidation methods

2.1 Accounting rules applicable to both parent company and consolidated accounts

Transactions are booked in compliance with the accounting principles applicable to banks. The consolidated financial statements of Crédit Agricole S.A. are prepared in accordance with the provisions of CRC Regulations 99-07 and 2000-04 on consolidated accounts of companies governed by the CRBF.

The main changes in accounting methods with respect to the previous year are as follows:

- The Crédit Agricole S.A. group applies CNC opinion 2004-05 of 25 March 2004 pertaining to the change in paragraphs 300 of CRC Regulations 99-02, 99-07, 00-05 and 02-08 on provisions for employee length-of-service awards.
  The application of this opinion produced no material impact on the accounts of the Crédit Agricole S.A. group;
- As from 1 January 2004, the Crédit Agricole S.A. group also applies recommendation 2003-R.01 of 1 April 2003 on the rules for accounting for and valuing pension benefits and similar obligations.
  The impact from the change in method, which is due mainly to the application of the 'projected credit units' method, the change in the career reconstitution model and in mandatory retirement modelling, the application of consistent discount rates (OAT + margin determined based on length of commitment), and the different variables used in calculating these provisions, has been recorded under opening shareholders' equity at 1 January 2004 in the amount of -151 million euros after tax;
- As of 1 January 2004, the Crédit Agricole S.A. group has opted for early application of CRC Regulation 2002-10 of 12 December 2002 (amended by CRC Regulation 2003-07 of 12 December 2003) on asset depreciation and impairment. The application of this new

regulation produced no material impact on results for the year ended 31 December 2004;

- Pursuant to implementation of CRC regulations 2004-16 and 2004-17 of 23 November 2004 on the fair value of financial instruments, the Crédit Agricole S.A. group now provides an estimated value of available-for-sale securities, portfolio securities and held-to-maturity securities, of the other long term securities, as well as the investments in non-consolidated affiliates and associated companies. It also provides an indication of the volume and type derivative instruments held off-balance sheet.
  As of 1 January 2004, the insurance subsidiaries have applied opinion 2004-04 of 25 March 2004 on the change in CRC Regulation 2002-09 of 12 December 2002 on the recognition of financial futures by companies governed by the insurance code. However, the first-time application of this opinion produced no material impact on the Crédit Agricole group's financial statements.

2.1.1 LOANS AND FINANCING COMMITMENTS

Loans and advances to banks, Crédit Agricole group entities and customers are governed by CRC Regulation 2002-03 of 12 December 2002 on the accounting treatment of credit risk by companies governed by the CRBF. They are broken down by original repayment term and by certain specific characteristics:

- demand or time loans for interbank items;
- current accounts and time loans and advances for Crédit Agricole internal transactions;
- discounted bills, other loans and current accounts for customer items. As required by the Regulations, customer items include transactions with financial institutions other than banks.

Subordinated loans and repurchase agreements are included under the various categories of loans and advances according to counterparty type (banks, Crédit Agricole or customers).

Accrued interest is recognised in the balance sheet under the appropriate category of loans and advances and booked to profit and loss as interest and similar income.

Commitments booked as off-balance sheet items comprise irrevocable guarantees and undertakings to provide financing which have not given rise to a movement of funds.

Advances made by Crédit Agricole S.A. to the Regional Banks do not represent a direct risk for Crédit Agricole S.A. with respect to the corresponding primary loans made by the Regional Banks. They do, however, represent a potential indirect risk with respect to the financial strength of the Regional Banks. No provisions have been made for these advances.

The implementation of CRC Regulation 2002-03 on the accounting treatment of credit risk prompted Crédit Agricole S.A. to classify loans on which there is a risk of non-payment in accordance with the following rules:

Bad and doubtful debts

Loans and advances of all kinds, even those which are guaranteed, are classified as bad or doubtful if they carry an identified credit risk arising from one of the following events:

- The loan or advance is at least three months in arrears (six months for mortgage loans and property leases and nine months for loans to local authorities, to take account of their specific characteristics);
- The borrower's position is such that an identified risk exists regardless of whether the loan or advance is in arrears;
- The bank and borrower are in legal proceedings.

When a loan is recorded as doubtful, all other loans or commitments relating to that borrower are also recorded in their entirety as doubtful debts, whether or not they are guaranteed.

Amongst doubtful debts as a whole Crédit Agricole S.A. distinguistes doubtful only and bad debt.

Doubtful debts

All doubtful loans and advances which do not fall into the bad debt category are classified as doubtful debts.

Bad debts

In cases where the borrower's solvency is such that after a reasonable period in the doubtful category, there is no prospect of the loan being moved back to the performing category, it is classified as a bad debt. Loans are classified as bad debts no later than one year after they have been classified in the doubtful category.

The Crédit Agricole S.A. Group has defined restructured loans as loans to borrowers experiencing financial difficulties prompting the bank to alter the initial terms (maturity, interest rate etc.) to enable the borrower to comply with the repayment schedule. As a result, Crédit Agricole S.A. has decided to exclude the following from restructured loans:

- loans which have been renegotiated on a commercial basis with borrowers where there is no insolvency risk;
- loans whose theoretical repayment schedule has been altered by the exercise of an option or legal provision included in the initial contract (such as a repayment holiday or maturity extension).

Reserves for bad and doubtful debts

A reserve is taken as soon as a debt is classified as doubtful. Reserves are deducted from the amount of the loan outstanding, except for those against off-balance sheet commitments, which are recognised as a liability.

Sufficient reserves are taken to cover all projected losses arising from bad and doubtful debts.

In the case of a pool of consumer loans with similar characteristics, the reserve may be calculated on the basis of a statistical evaluation of the risk of non-recovery for each homogeneous group of assets.

Provisions for non-identified credit risk

Provisions for unallocated borrower risks, such as sector provisions, are recorded as a liability under provisions for liabilities and charges. They are intended to cover identified risks where there is a statistical or historical probability of partial non-recovery of loans which are not classified as bad or doubtful debts.

2.1.2 SUBSIDISED LOANS

Under French government measures to support the agricultural sector through subsidised medium and long-term financing, the government pays Crédit Agricole S.A. the difference between its cost of funds and the subsidised lending rate.

Subsidies received on account from the government during the year and the balance between amounts received on account and the estimated amount of subsidies due for the year are booked to 'Interest and similar income'.

The subsidy system is periodically reviewed by the government.

The current method of calculation has eliminated the timing difference that previously existed between the notional cost of funds used to calculate subsidies due and the actual cost recorded in the financial statements. The residual balance due under the old system was recognised in the balance sheet as an asset and written back gradually to income.

In addition, other banks have also been entitled to distribute government-subsidised farming loans since 1 January 1990. The competitive subsidy is equal to the difference between the winning bid rate and the borrower's lending rate, over the full life of the subsidised loan.

2.1.3 INVESTMENTS AND SECURITIES

The Crédit Agricole S.A. group applies CRBF Regulation 90-01 as amended by CRC Regulation 2000-02 for:
- French and foreign securities;
- Treasury bills;
- Negotiable debt securities issued in France or abroad;
- Negotiable promissory notes.

Securities are presented in the financial statements by asset class: treasury bills and other public sector securities, bonds and other fixed-income securities (negotiable debt securities and other money market instruments), and equity shares and other variable-income securities. In accordance with French banking regulations, they are classified into the following categories: trading securities, available-for-sale securities, held-to-maturity securities, portfolio securities, other long-term securities, and investments in non-consolidated subsidiaries and associated companies.

The Crédit Agricole S.A. group also applies CRC Regulation 2002-03 on the measurement of credit risk and recognition of provisions against fixed-income securities.

2.1.3.1 TRADING SECURITIES

These are securities traded on a liquid market, which are bought with the intention of reselling them in the near future.

They also include securities held for more than six months in connection with market-making activities or hedging and arbitrage transactions.

Trading securities are carried at cost (including any accrued interest). They are marked to market at the year-end and any unrealised gains or losses are booked to profit and loss under 'Net trading gains/(losses)'.

When trading securities are reclassified as available-for-sale or held-to-maturity securities, they are marked to market on the day of transfer.

2.1.3.2 AVAILABLE-FOR-SALE SECURITIES

This category comprises securities which are bought with the intention of holding them for more than six months, except for fixed-income securities bought with the intention of holding them until maturity.

The bulk of Crédit Agricole S.A.'s available-for-sale securities comprise bonds denominated in euros and foreign currencies, and investments in mutual funds and investment funds.

Bonds and other fixed-income securities

Interest on bonds is recognised on an accrual basis under as 'Interest and similar income - bonds and other fixed-income securities'.

Any premium or discount is amortised on a straight-line basis over the residual life of the securities, except for interbank securities which are amortised on an actuarial basis.

Shares and other variable-income securities

On their acquisition date, equity shares are stated at cost, excluding purchase expenses. Dividend income is booked to the income statement under 'Income from equity shares and other variable-income securities'.

Income from mutual funds and investment funds is booked to the same heading on a cash basis.

At the year-end, available-for-sale securities are valued on a line-by-line or homogeneous group of assets basis at the lower of cost or fair value (e.g. market value in the case of listed equities) and a provision for impairment is taken where necessary. Unrealised capital gains are not recognised.

The net impairment provision, together with realised gains or losses on disposal, are booked to profit and loss under 'Net gain/(loss) on securities transactions'.

Disposals are deemed to be made on a first-in, first-out basis.

2.1.3.3 EQUITY PORTFOLIO SECURITIES

As defined by CRC Regulation 2000-02, equity portfolio securities comprise investments purchased with the intention of realising a medium-term capital gain, but with no intention of investing in the business on a long-term basis and taking an active part in its management. Equity portfolio securities must be purchased on a regular basis as part of a structured activity with the intention of achieving a recurring return, principally from capital gains on disposals.

In principle, equity portfolio securities are variable-income securities. They are valued on a line-by-line basis and stated at the lower of cost or fair value, determined by taking account of the issuer's general prospects and the forecast holding period. Listed securities are valued using a multi-criteria approach, including average share price for the past 3 months, estimated share price on a 6-month horizon and discounted cash flow. Accordingly, changes in market prices do not necessarily affect their carrying value.

The net impairment provision, together with realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) from securities transactions'.

2.1.3.4 HELD-TO-MATURITY SECURITIES

These are fixed interest securities bought with the intention of holding them over the long term, in principle until maturity.

On their acquisition date, they are booked at cost, excluding accrued interest, and matched by financing with the same interest rate and maturity date. When the interest rate or maturity date matching no longer satisfies the rules set by the Commission Bancaire, they are reclassified as available-for-sale securities.

The difference between cost and redemption price is amortised on a straight-line basis over the residual life of the security.

No provision for impairment is taken when the market value is lower than cost. However, in accordance with CRC Regulation 2002-03 on the measurement of credit risk, a provision is taken if the issuer of the securities is considered to be at risk.

2.1.3.5 OTHER LONG-TERM SECURITIES

Other long term securities comprise equity shares and similar securities acquired with the intention of building an ongoing business relationship with the issuing company, but with no influence over its management due to the small percentage holding represented by its investment.

These securities are accounted for on a line-by-line basis and they are stated at the lower of cost or use value. Use value is the amount the company would be prepared to pay for the shares had it to purchase them for the intended purpose. Use value may be based on a variety of factors such as the profitability of the business and future earnings outlook, net assets, general state of the economy, or the average market price for its shares over the last few months.

The net impairment provision, together with realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) on fixed asset disposals'.

2.1.3.6 INVESTMENTS IN NON-CONSOLIDATED AFFILIATES AND ASSOCIATED COMPANIES

This category comprises securities whose long-term ownership contributes to the group's business.

On their date of acquisition, the securities are stated at historical cost (purchase price excluding related expenses or use value of assets acquired for shares). At the year-end, they are valued at the lower of cost and use value and a provision for impairment is taken where applicable, based on a case-by-case analysis taking account of market price or net assets, any unrealised capital gains and the company's general prospects.

The net impairment provision, together with any realised gains or losses on disposal, is booked to profit and loss under 'Net gain/(loss) on fixed asset disposals'.

2.1.3.7 SECURITIES BOUGHT OR SOLD UNDER REPURCHASE AGREEMENTS

Delivered securities sold under repurchase agreements are retained on the balance sheet and the amount received from the purchaser is recognised in the balance sheet as a liability. Delivered securities bought under repurchase agreements are not carried on the balance sheet, although the amount paid to the vendor is recognised in the balance sheet as an asset.

These securities are accounted for in accordance with the rules governing the category to which they belong.

2.1.4 DEMAND AND TIME LIABILITIES

Amounts due to banks, Crédit Agricole entities and customers are classified according to their initial term and/or the nature of the liability:

- demand or time deposits for bank items;
- current accounts, time deposits and advances for Crédit Agricole internal transactions;
- special savings accounts and other accounts for customer items (which include amounts due to financial institutions other than banks).



These accounts include repurchase transactions represented by securities, classified by counterparty.

Accrued interest is recognised in the balance sheet under the appropriate category of accounts and deposits and booked to profit and loss as interest and similar expense.

2.1.5 DEBT REPRESENTED BY A SECURITY

Debt represented by a security in issue is presented according to type of security, i.e. interest-bearing notes, interbank and other negotiable debt securities, and bonds (other than subordinated notes, which are booked under 'Provisions and subordinated debt'). Accrued interest is recognised in the balance sheet and the corresponding sum booked to profit and loss as interest and similar expense. Bond issue premiums or discounts are deferred and amortised over the term of the bonds. The amortisation charge is booked to profit and loss under 'Interest and similar expense - bonds and other fixed-income securities'.

The Crédit Agricole S.A. group also applies the benchmark treatment for bond issue expenses as set out in paragraph 300 of CRC Regulation 99-07 pertaining to the rules for consolidating companies governed by CRBF regulations, which requires their deferral over the life of the securities issued.

Financial servicing commissions paid to the Regional Banks are booked to the income statement as 'Commission and fee expense'.

2.1.6 RESERVES FOR LIABILITIES AND CHARGES

Crédit Agricole S.A. applies the provisions of CRC Regulation 2000-06 on liabilities for the treatment and valuation of provisions for liabilities and charges covered by the regulation.

Reserves for liabilities and charges include provisions for risks connected with financing commitments, retirement and early retirement benefits, litigation, and other miscellaneous items. They also include reserves for country risk, based on an analysis of the different types of transaction, the term and nature of commitments (e.g. loans and advances, securities and market products), and the country's credit rating.

All risks are reviewed on a quarterly basis.

In certain cases, the Crédit Agricole S.A. group has partially hedged its reserves against foreign currency exposure by purchasing foreign currencies in order to limit the effect of exchange rate fluctuations on reserve levels.

The reserve for risk of loss in connection with the internal financing mechanism for home purchase savings schemes is established during the savings phase of the scheme and is computed on the basis of the theoretical amount of the loan that may be granted at the end of each plan. An 'internal rate of loss' is applied to this theoretical amount, representing the difference between the cost of funds, including set-up and administrative fees, and the legal lending rate applicable to the loan (see note 17).

Reserves are reversed upon theoretical recognition of the loss, i.e. four years after the reserve has been made in the case of home purchase savings accounts and six years in the case of home purchase savings schemes.

2.1.7 FUND FOR GENERAL BANKING RISKS

In accordance with the Fourth European Directive, CRBF Regulation 90-02 of 23 February 1990 *Commission Bancaire* instruction 90-01 of 1 April 1990 on shareholders' equity, each Crédit Agricole entity establishes a fund for general banking risks at the discretion of its managers, in order to provide against possible contingencies arising in the conduct of their banking business. The amounts set aside in the fund are adjusted through the income statement to reflect actual experience.

In view of the magnitude of the potential risk to future operations arising in connection with its home purchase savings scheme commitments, Crédit Agricole S.A. has established a specific fund for general banking risks to cover its exposure. Following the internal financial reforms described in note 1.2, Crédit Agricole S.A. no longer carries the risks associated with this activity for the portion of funds it returns to the Regional Banks.

The specific fund for general banking risks (see note 18) is constituted during the saving phase and computed on the basis of the theoretical amount of the loan that may be granted at the end of each scheme. A 'potential loss rate' is applied to this theoretical amount, representing the difference between the anticipated market rate and the cost of funds.

The 'potential loss rate' is calculated according to the type of funds collected and is re-estimated at each balance sheet date in the light of changes in the variables used in the calculation. Reserves are reversed according to the theoretical repayment schedule for the resulting loans (i.e. four years for home purchase savings accounts and six years for home purchase savings plans).

The fund for general banking risks also includes:
- a fund for liquidity and solvency banking risks to enable Crédit Agricole S.A. to discharge its duties as central body of Crédit Agricole;
- a provision for operational risk designed to cover risks arising from transactions carried out by the Crédit Agricole S.A. Group's retail banking networks and from transactions carried out by the Crédit Agricole S.A. group's corporate and investment banking arm.

2.1.8 FINANCIAL INSTRUMENTS

Trading and hedging transactions in interest rate, currency and equity instruments are treated in accordance with CRC Regulations 88-02 and 90-15.

Commitments relating to these items are booked as off-balance sheet items at their nominal value. Gains and losses are booked according to the type of instrument and the purpose of the transaction:

Hedging transactions

Any gains or losses on hedging transactions are booked to profit and loss symmetrically with the income or expense arising on the hedged item and under the same heading. Income and expense arising on macro-hedges against overall interest-rate risk incurred by the Crédit Agricole S.A. group are booked to profit and loss under 'Interest and similar income (expense)-Other interest income (expense)'. Unrealised gains and losses are not recognised.

Trading transactions

Financial instruments traded on organised or similar markets, or included in the trading securities portfolio (as defined by CRC Regulation 90-15 as amended) are marked to market at the balance sheet date. Realised and unrealised gains and losses are booked to profit and loss according to the type of transaction either as 'Net trading gains/(losses) - Securities and derivatives,' or 'Net trading gains/(losses) - Foreign exchange'. Gains or losses on instruments traded on markets with limited liquidity and on isolated open positions are booked either at maturity or on an accrual basis according to the type of instrument. A provision is made at the year end to cover any unrealised losses.

2.1.9 FOREIGN CURRENCY TRANSACTIONS

Monetary assets and liabilities denominated in foreign currencies, and currency futures bought or sold for hedging purposes recorded as off-balance sheet items, are translated at year-end exchange rates.

Capital funds allocated to branches, fixed assets in offices abroad, available-for-sale securities, held-to-maturity securities, and investments in non-consolidated subsidiaries and associated companies denominated in foreign currencies bought against euros are translated at the rate prevailing on the transaction date.

Foreign exchange gains or losses are only booked to profit and loss in the case of available-for-sale securities. However, a provision may be made where the value of non-consolidated foreign investments is impaired due to long-term depreciation of foreign currencies.

Expense and income items are translated at the rate prevailing on the transaction date. Accrued expenses and income are translated at year-end rates.

At the balance sheet date, forward currency transactions are valued at the forward rate for the currency and maturity concerned. Gains or losses are booked to profit and loss under 'Net trading profits/(losses) - Foreign exchange'.

2.1.10 FOREIGN BRANCHES

Branches maintain their own independent accounts in accordance with local rules and regulations. At each closing date, branch balance sheets and income statements are restated in accordance with French accounting rules, translated into euros, and consolidated with the accounts of their parent company after elimination of intra-group items.

The following rules are applied in translating accounts to euros:
- balance sheet items other than capital funds are translated at the year-end rate;
- capital funds are translated at their historical rate;
- expense and income items are translated at the average rate for the period.

In the individual accounts, unrealised foreign exchange gains or losses are recognised in the balance sheet under 'Other assets (liabilities)'.

In the consolidated accounts, unrealised foreign exchange gains or losses are booked as 'translation adjustments' under shareholders' equity.

2.1.11 TANGIBLE FIXED ASSETS

Since 1 January 2004, the Crédit Agricole S.A. group has opted for early application of CRC Regulation 2002-10 of 12 December 2002 on asset depreciation and impairment.

Consequently, the Crédit Agricole S.A. group applies component accounting for all tangible fixed assets. In accordance with the provisions of this regulation, the depreciable base takes into account the potential residual value of tangible fixed assets.

Land is stated at cost.

Buildings and equipment are stated at cost less accumulated depreciation and impairment provisions.



Purchased software is stated at purchase price less accumulated depreciation and impairment provisions.

Proprietary software is stated at cost less accumulated depreciation and impairment provisions.

Fixed assets are amortised over their estimated useful life.

The following components and depreciation periods have been adopted by the Crédit Agricole S.A. group following the application of component accounting for fixed assets. These depreciation periods are adjusted according to the type of asset and its location.

Component	Depreciation period
Land	Not depreciable
Structural works	30-80 years
Non-structural works	8-40 years
Plant and equipment	5-25 years
Fixtures and fittings	5-15 years
Computer equipment	4-7 years (accelerated or straight-line)
Specialist equipment	4-5 years (accelerated or straight-line)

Exceptional depreciation charges corresponding to tax-related depreciation and not to any real impairment in the value of the asset are cancelled in the consolidated financial statements.

Lastly, based on available information, the Crédit Agricole S.A. group has concluded that impairment testing would not lead to any change in the existing depreciable base as of 31 December 2004.

2.1.12 REVALUATION OF ASSETS

The legal revaluation of assets in 1978 had no material impact on the financial statements of Crédit Agricole S.A. Other revaluations have not been restated and any surplus is recorded under revaluation reserves.

2.1.13 RETIREMENT AND EARLY RETIREMENT BENEFITS - DEFINED BENEFIT PLANS

Since 1 January 2004, the Crédit Agricole S.A. group has applied Recommendation 2003-R.01 of 1 April 2003 on the rules for accounting for and valuing retirement and similar benefits.

Pursuant to this recommendation, the Crédit Agricole S.A. group sets aside reserves to cover its liabilities for retirement and similar benefits falling in the category of defined-benefit plans.

In this respect, a reserve for retirement benefits is taken under 'Reserves for liabilities and charges' in a sum equal to the Group's liabilities towards employees in service at the year-end, governed by the new Crédit Agricole S.A. group collective agreement that came into effect on 1 January 2005.

A reserve to cover the cost of early retirement commitments is also taken under 'Reserves for liabilities and charges' in the sum of the additional discounted cost of the 1 October 1993 agreement extended on 28 June 1995, and of the 1 July 1997 agreement extended on 25 November 1999. Under these agreements, Crédit Agricole S.A. group employees aged 54 and over may take early retirement.

Certain group companies are liable to pay supplementary pension benefits. A provision is calculated on the basis of the company's actuarial liability and booked under 'Reserves for liabilities and charges'. In keeping with the recommendation, these commitments are stated based on a set of actuarial, financial and demographic assumptions, and in accordance with the projected credit units method. Under this method, for each year of service, a charge is booked in an amount corresponding to the employee's vested benefits. This charge is calculated based on the discounted future benefit.

Because actuarial differences are taken immediately to the income statement, the amount of the provision is equal to:

- the present value of the commitment to provide the benefits defined as of the balance sheet date, calculated in accordance with the actuarial method proposed by the recommendation;
- less the fair value of any assets allocated to covering these commitments, which may be represented by an eligible insurance policy. In the event that 100% of the obligation is covered by such a policy, the fair value of the policy is deemed to be the value of the corresponding obligation, i.e. the amount of the corresponding actuarial liability.

2.1.14 PENSION SCHEMES - DEFINED CONTRIBUTION PLANS

French employers contribute to a variety of compulsory pension schemes. Scheme assets are managed by independent organisations and the contributing companies have no legal or implicit obligation to pay additional contributions if the funds do not have sufficient assets to cover all benefits corresponding to services rendered by employees during the year and during prior years. Consequently, Crédit Agricole S.A. group companies have no liabilities in this respect other than their ongoing contributions.

2.1.15 EMPLOYEE PROFIT-SHARING AND INCENTIVE SCHEMES

Costs relating to the statutory employee profit-sharing scheme are booked to profit and loss in the year the rights accrue to employees. An incentive scheme for employees was introduced on 28 June 1999. The costs of both schemes are booked to 'Staff costs'. A reserve is made in the consolidated financial statements for the tax credit resulting from the timing difference between recognition of these expenses for accounting purposes and for tax purposes (the following year).

2.1.16 EXTRAORDINARY ITEMS

Extraordinary items comprise all income and expenses that do not form part of the Group's ordinary operations due to their nature, size or incidence.

2.1.17 CRÉDIT LYONNAIS INTEGRATION-RELATED COSTS

These costs include costs already incurred in 2004, together with provisions for projected future costs.

Provisions taken at the end of 2004 satisfy the recognition and measurement criteria set out by CRC Regulation 2000-06 on liabilities and more particularly on restructuring provisions.

A breakdown of costs incurred and provisions booked at the end of the financial year by major category (staff costs, property, IT and other) can be found under note 39 of the notes to the Crédit Agricole S.A. group's consolidated financial statements.

2.1.18 CORPORATE INCOME TAX

Crédit Agricole S.A. elected for group tax relief in 1990. At 31 December 2004, the tax group comprised Crédit Agricole S.A. and 139 of its subsidiaries. Under the group tax relief agreement, each company in the tax group accounts for the tax charge which would have been payable in the absence of such an agreement in its individual financial statements.

The 2004 amended finance act calls for a gradual reduction of the tax rate applicable to sales of equity investments. In exchange, it institutes an exceptional 2.5% tax assessed on the amount of the special long-term capital gains reserve, which will be transferred to another reserve account, after deducting a € 500,000 exemption on the mandatory portion of this transfer.

2.1.19 OFF-BALANCE SHEET ITEMS

As stated in note 1 on legal and financial background, Crédit Agricole S.A. acts as the Crédit Agricole group's central body and as such is subject to the obligations provided for under the French banking act. Commitments made in that respect are recognised as off-balance sheet items, as are the commitments made by the Regional Banks pursuant to the agreement signed in 1988, under which they guarantee the solvency and liquidity of the central body.

The published statement of off-balance sheet commitments does not require disclosure of commitments in respect of financial futures or foreign exchange transactions, or details of commitments received in respect of treasury bills and similar securities or other securities deposited as collateral. However, these items are disclosed in a note to the consolidated financial statements.

2.2 Accounting rules specific to the consolidated financial statements

APPLICATION OF REGULATIONS PERTAINING TO CONSOLIDATION RULES

Crédit Agricole S.A. applies the provisions of CRC Regulation 99-07 on the consolidation of business enterprises governed by the CRBF.

The following principles are applied, pursuant to this regulation:

- All subsidiaries engaged in banking and financial activities or related activities, over which Crédit Agricole S.A. exercises exclusive control, are fully consolidated. This includes insurance companies, 'sociétés de moyens' (pooled-resource ventures), and property development companies;
- The Regional Banks, in which Crédit Agricole S.A. holds a 25% interest, are accounted for by the equity method, as are the Regional Banks' own subsidiaries and associates;
- Deferred taxes are recognised on any identified timing differences arising on consolidation, except in certain specific cases, where strict application of this rule would not give a fair view of the assets and financial position of Crédit Agricole S.A.

The financial statements of consolidated companies are restated to comply with the accounting, valuation and presentation rules used by the Crédit Agricole S.A. group. As required by CRC Regulation 99-07, the accounting principles and valuation rules applicable to non-banking activities have been maintained in the consolidated financial statements of the Crédit Agricole S.A. group. Insurance business, for example, is consolidated according to the methods and principles set out in the French insurance code, and in CRC Regulation 2000-05 on the consolidation of insurance companies.

2.2.1 CONSOLIDATION PRINCIPLES AND METHODS

2.2.1.1 SCOPE OF CONSOLIDATION

The consolidated financial statements include the accounts of Crédit Agricole S.A. and of all companies whose consolidation has a material impact on the Group's overall consolidated financial statements.

In application of the general principles set out in CRC Regulation 99-07, materiality is assessed in the light of several criteria including the size of the company's earnings or shareholders' equity in relation to the earnings or shareholders' equity of the consolidated group.

Materiality is deemed exist when the following criteria are met:

- total assets exceed € 10 million or 1% of the assets of the consolidated subsidiary that owns the investment;
- Crédit Agricole S.A. directly or indirectly holds more than 20% of the voting rights.



Investments in industrial companies held as part of a financing transaction are not consolidated. This notably applies to venture capital investments or investments held under structured financing transactions.

Investments in closed property companies (SCIs) which do not meet consolidation criteria, together with loans and advances made to them, are classified as long-term investments.

Investments in dedicated mutual funds are consolidated in accordance with the provisions of CRC Regulation 99-07, paragraph 10052, which allows for consolidation of ad hoc entities and, more specifically, for funds held under exclusive control.

For funds in existence as of 1 January 2000, as of 31 December 2004, the Crédit Agricole S.A. group consolidated those entities that no longer met the conditions for dispensation provided by CRC Regulation 99-07.

All negative goodwill arising from the first-time consolidation of these entities was taken to the income statement. This did not produce any material impact on the consolidated financial statements.

Conversely, in compliance with CRC Regulation 2000-05 on the consolidation of insurance companies, the Crédit Agricole S.A. group does not consolidate mutual funds held under exclusive control of insurance companies, to the extent that they serve to back liabilities to policyholders.

The resulting scope of consolidation satisfies the criteria laid down in French banking regulations.

2.2.1.2 CONSOLIDATION METHODS

- Companies under the Group's exclusive control are fully-consolidated. Exclusive control is defined as the power to direct the company's financial and operational policies. Full consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating all assets and liabilities carried by the consolidated companies, determining and separately identifying the value of the minority interests in their net assets and earnings;
- Companies over which the Group exercises significant control are accounted for by the equity method. Significant influence is defined as the power to influence but not control a company's financial and operational policies. The equity method consists of eliminating the book value of the shares held in the consolidating company's financial statements and accounting for its interest in the underlying net assets and results of the companies concerned;
- Companies over which the Group exercises joint control are proportionally consolidated. Joint control is defined as sharing control over a company operated jointly by a limited number of partners or shareholders such that the company's financial and operational policies are the result of agreement among them. Proportional consolidation consists of eliminating the book value of the shares held in the consolidating company's financial statements and aggregating a proportion of the assets, liabilities and results of the company concerned representing the consolidating company's interest.

The specific accounting principles applicable to insurance business have been maintained in the consolidated financial statements, leading to the following rules of presentation:

Balance sheet items

- 'Insurance companies' investments' comprise all investments booked as assets by consolidated insurance companies, together with any accrued interest, amortised discounts and premiums on securities, and accrued rental income;
- 'Other insurance-related assets' comprise assets connected with direct insurance business, assets connected with reinsurance business, technical reinsurance valuations, deferred acquisition costs, and unrealised foreign exchange losses carried by consolidated insurance companies;
- 'Reinsurers' share in technical reserves' comprises the share of technical reserves carried by consolidated insurance companies attributable to cedants and retrocessionnaires;
- 'Insurance companies' technical reserves' comprise all gross technical reserves carried by consolidated insurance companies;
- 'Other insurance-related liabilities' comprise cash deposits received from cedants and retrocessionnaires against technical insurance commitments, liabilities connected with direct insurance business, liabilities connected with reinsurance business, technical reinsurance valuations, deferred reinsurance commission income and unrealised foreign exchange gains carried by consolidated insurance companies.

Other balance sheet items carried by consolidated insurance companies are added to the relevant asset and liability categories in Crédit Agricole S.A. group's balance sheet.

Off-balance sheet items

Off-balance sheet items comprise guarantees received and given by the consolidated insurance companies, with the exception of assets belonging to provident insurance institutions or held on behalf of third parties. These commitments are recorded under 'Guarantees relating to insurance business' given or received.

Profit and loss items

Gross margin in insurance activities comprises the following items:

- earned premiums or subscriptions;
- claims expense, net of cessions and retrocessions (including changes in provisions and policyholders' with-profits entitlement, excluding administrative expenses);
- net income from allocated investments.

For other expenses and income, banking rather than insurance classifications are used. As an exception to this rule, amortisation charges and movements in reserves against insurance companies' investments are maintained in the calculation of the gross margin in insurance activities.

2.2.2 CONSOLIDATION ADJUSTMENTS AND ELIMINATIONS

The Group makes all material adjustments required to ensure the application of consistent accounting policies in the consolidated financial statements.

Group internal transactions affecting the consolidated balance sheet, off-balance sheet items and income statement are eliminated.

Capital gains or losses arising from intra-group asset transfers are eliminated. However, justifiable losses are recognised in the consolidated financial statements and capital gains on the disposal of assets at reference prices determined independently of the group are treated as revaluation surpluses. They are written back to profit and loss when the assets are sold to a non-group company.

Special tax-allowable reserves are reclassified to reserve accounts and profit and loss, net of any deferred tax.

Crédit Agricole S.A. maintains its fund for general banking risks in the consolidated financial statements.

2.2.3 TRANSLATION OF SUBSIDIARIES' FINANCIAL STATEMENTS EXPRESSED IN FOREIGN CURRENCIES

Financial statements of subsidiaries expressed in foreign currencies are translated into euros as follows:

- balance sheet items other than components of shareholders' equity are translated at the year-end closing rate;
- components of shareholders' equity are translated at historical rates;
- expenses and income items are translated at the average rate for the period.

Any gains and losses arising as a result of differences between historical or average and year-end rates are booked to 'Foreign exchange translation adjustments' under 'Consolidated reserves and retained earnings'.

2.2.4 GOODWILL

Goodwill is the difference between the purchase price of a company and the fair value of the identifiable assets and liabilities acquired as at the date of the transaction. Goodwill is not recognised upon first-time consolidation of subsidiaries formed by the Group.

The amortisation period for goodwill depends on the activity and geographical location of the company acquired, and the expected return on investment at the time of acquisition. Amortisation periods used vary between five and twenty years. Negative goodwill is recorded under 'Reserves for liabilities and charges'.

Goodwill is subject to annual impairment testing by reference to the Cash Generating Unit (CGU) to which it is attached. In practice, the CGUs are defined relative to the business lines along which the Group conducts its activities.

2.2.5 DEFERRED TAX

2.2.5.1 GENERAL PRINCIPLES

Deferred tax arises from timing differences between the recognition of income and expense items for financial reporting and tax purposes and from consolidation adjustments. The liability method of accounting for deferred taxes is used to determine the impact on the income statement. For reasons of prudence, the deferred tax asset arising on tax loss carryforwards is not recognised unless there is a strong probability of its recovery against future taxable income.

Deferred tax takes account of the 3% additional contribution, the reduction in the rate of this contribution to 1.5% for 2005 followed by its elimination as from 2006, as well as the social contribution, which is equal to 3.33% of the gross income tax after deducting a € 763,000 exemption. Deferred tax is estimated based on the probable date on which the tax will be paid.

Likewise, the reduced tax rate on long-term capital gains includes the additional contribution provided by the 1995 Amended Finance Act and the gradual reduction in the rate of this contribution rate stipulated by the 2005 Finance Act. It also includes the social contribution on profits instituted by the 2000 Social Security Financing Act.. Lastly, it takes into account the gradual reduction in the tax rate instituted by the 2004 Amended Finance Act.

Where appropriate, the existence of a group tax relief agreement is taken into account when calculating the tax position of consolidated entities.

The net deferred tax credit is booked to the balance sheet under 'Sundry accounts and unearned income and other liabilities'.

2.2.5.2 MAIN CONSTITUENT ITEMS

The main items constituting deferred tax are:

- deferred tax charges: unrealised gains on leasing transactions, special tax-allowable reserves, accrued income on available-for-sale securities, unrealised losses on mutual funds valued at market prices for tax purposes, and deferred profit and subsidies;
- deferred tax credits: depreciation, amortisation and provision expenses deductible in subsequent periods, the reserve for 'internal home purchase savings schemes risks' booked in the parent company financial statements, and unrealised gains on mutual funds.

2.2.5.3 DIVIDEND TAXES

The deferred tax charge arising in connection with the distribution of intra-group dividends known at the closing date comes under the rules governing dividends paid to 'parent companies' by their subsidiaries (as defined by applicable tax legislation). The amounts concerned are not material and therefore no deferred tax liability is recognised in this respect. However, deferred tax is recognised in respect of corporate income tax payable on the compulsory distribution of earnings of SICOMIs (industrial and commercial property leasing companies). No provision is made in the consolidated financial statements for any tax payable in the event of distribution of the retained earnings of subsidiaries and affiliated companies, as any undistributed earnings are deemed to be permanently invested.

2.2.6 LEASING TRANSACTIONS

Amounts outstanding, income and expenses arising from leasing transactions are presented separately in the financial statements and are accounted for using 'financial' accounting methods. Unrealised reserves, representing the excess of book depreciation over the true underlying financial amortisation of the capital invested, are written back to consolidated assets under 'Lease financing'. The net change in these reserves is booked to profit and loss, net of the related deferred tax effect.

Property held by consolidated entities under financial leases with purchase option is classified on the balance sheet under 'Intangible and tangible fixed assets'.

2.2.7 OTHER ITEMS

2.2.7.1 PRELIMINARY EXPENSES

Preliminary expenses (e.g. company setting-up costs) are expensed in the year incurred, including for tax purposes.

2.2.7.2 BOND ISSUE EXPENSES

The Crédit Agricole S.A. Group applies the benchmark treatment for bond issue expenses as set out in paragraph 300 of Regulation 99-07 of 24 November 1999, which requires their deferral over the life of the securities issued.

2.2.7.3 DEPRECIATION

Accelerated depreciation allowable for tax purposes is not restated if justifiable on economic grounds.

2.2.7.4 REVALUATION DIFFERENCES

Deferred tax is not recognised on revaluation differences arising on consolidation where there is no intention to sell the assets concerned.

2.2.7.5 EXCEPTIONAL TAX ON SPECIAL LONG-TERM CAPITAL GAINS RESERVE

In accordance with CNC Comité d'Urgence opinion 2005-A of 2 February 2005, the mandatory portion of the exceptional 2.5% tax assessed on the special long-term capital gains reserve instituted by the 2004 Amended Finance Act has been recorded under income tax expense in the 2004 financial statements.

2.3 Rules governing the preparation of the pro forma consolidated financial statements for the Crédit Agricole S.A. Group at 31 December 2003 and 31 December 2002

2.3.1 SCOPE OF THE PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

Crédit Agricole S.A. acquired 92.55% of Crédit Lyonnais at 30 June 2003. Crédit Lyonnais was therefore included in the Crédit Agricole S.A. Group's scope of consolidation at 31 December 2003 using the methods described in Note 1.2 to the financial statements for the Crédit Agricole S.A. Group at 31 December 2003.

Pro forma consolidated financial statements for the Crédit Agricole S.A. Group were drawn up to reflect assets, liabilities and results as if Crédit Agricole had acquired 92.55% of Crédit Lyonnais on 1 January 2001.

2.3.2 ACCOUNTING PRINCIPLES

As a general rule, the accounting principles and rules used to prepare the pro forma consolidated financial statements are identical to those used to prepare the published consolidated financial statements of Crédit Agricole S.A. at each year-end.

Any changes in accounting principles are applied in the pro forma financial statements on the same dates as in the published financial statements.

The scope of consolidation includes the subsidiaries and equity holdings consolidated by Crédit Agricole S.A. and Crédit Lyonnais at each year-end.

The Crédit Lyonnais Group is fully consolidated.

The carrying value of the Crédit Lyonnais shares acquired by Crédit Agricole S.A. is identical to that recorded in the published consolidated financial statements. It includes acquisition-related expenses and the transfer value of the Crédit Lyonnais shares held by Banca Intesa.

Goodwill was calculated on a 'notional' basis at 1 January 2001 by deducting the theoretical amortisation accrued since that date from the actual goodwill booked on 30 June 2003.

The instruments used to fund the acquisition are identical to those existing on 19 June 2003, the date on which Crédit Lyonnais was acquired, and the value of Crédit Agricole S.A. shares issued in exchange on 19 June 2003.

They comprise € 1.85 billion in hybrid equity instruments subscribed by the Regional Banks, € 2.2 billion in perpetual subordinated notes, € 0.43 billion in preferred shares, € 2.2 billion in shareholders' advances, and € 4.2 billion in cash. The overall cost of funding is approximately 5%.

The new share issue made by Crédit Agricole S.A. on 19 June 2003 was also backdated to 1 January 2001.

2.4 Scope of consolidation

2.4.1 CHANGE IN SCOPE OF CONSOLIDATION

I- ADDITIONS

New acquisitions or acquisitions of additional shares

CADS Développement

CA IS Holding

Calyon Asia Shipfinance Service Ltd

Calyon Investment Products Limited

Doumer Philemon

Dan-Aktiv

Emporiki Credicom

Equalt Fixed Income Arbitrage Œ 2

Equalt Selection

Eurazeo

Fonds ICF II a

Fonds ICF III

JOTEX FINANS AB

LSF Italian Finance Cpy SRL

Ménafinance

Nordic Consumer Finans

Participex

Application of materiality threshold

Adret Gestion

Alsace Elite

Calixte Investissement

Centre Est Alizée

Crédit Lyonnais Congo

Force Alsace

Force Lorraine Duo

Force Midi

Force Oise

Force Toulouse Diversifié

Gard Obligation FCP

L'Esprit Cantal

Maine Anjou Obligations

Ozenne Institutionnel

Process Lorraine

Saint Georges 2

Sparkway

Touraine Poitou Rendement

Change from a consolidation at an intermediate level to direct consolidation

Subsidiaries previously consolidated at Crédit Lyonnais level are now consolidated individually:

ABF-AM SAS

Assurances Médicales de France

Banco Calyon Brasil

BNI Crédit Lyonnais Madagascar

C.A Asset Management Luxembourg

Calyon Bank Czech republic

Calyon Bank Hungary Ltd

Calyon Bank Polska SA

Calyon Bank Slovakia AS

Calyon Bank Ukraine

Calyon Finance Guernesey

Calyon Financial Products



Calyon Global Partner Inc

Calyon Leasing Corporation

Calyon North América Inc

Calyon Rusbank SA

Calyon Securities Japan

Calyon Securities USA Inc

Calyon Uruguay SA

Capital Plus

CLAM Finance

CLAM Immobilier

CLASI

CL DTVM

CLC Bourse

Calyon Capital Market Asia BV

CLCM International (CLCMI)

CLEE

CLIFAP

CLIM

CLINFIM

Crédit du Maroc

Crédit Lyonnais Cameroun

Crédit Lyonnais Capital Market Plc

Crédit Lyonnais Capital Investissement

Crédit Lyonnais CL Rouse (USA)

Crédit Lyonnais Global Banking (CLGB)

Crédit Lyonnais Group Management Ltd

Crédit Lyonnais Invest Ltd

Crédit Lyonnais L B 01

Crédit Lyonnais Leasing Cpy Japan

Crédit Lyonnais Luxembourg

Crédit Lyonnais Private Equity

Crédit Lyonnais Property Broadwalk

Crédit Lyonnais Rouse Limited

Crédit Lyonnais Securities

Crédit Lyonnais Securities Asia BV

Crédit Lyonnais Sénégal

Crédit Lyonnais Venture Capital

Egelant Finance BV

Ester Finance

Federlux

Ideam

Immobilière Federpierre

LF Investments

Lixxbail

Lixxcourtage

Lixxcredit

Lixxservices

Médicale de France

NVA (Négoce Valorisation des Actifs)

Rivoli Vineuse 1 SAS

Slibail Energie

Slibail Immobilier

Slibail Murs

Société Ivoirienne Banque

Soflim

Systeia

Union Gabonaise Banque

II- REMOVALS

Sale to non-group companies

Banque Libano-Française SAL

CAI Private Banking Italia Spa

Financière Lapérouse

Réunibail

Réuniroute

Application of materiality threshold or discontinuation of business

Ariane Crédit

BFO

Bois Sauvage Nederland

CAL Asia Pte LTD

Calic

Equalt Pair Traiding Fund

Glorious Smart Investments Co Ltd

Icauna Finance

Icauna SARL

IIF BV (Indosuez International Finance BV)

Immarex

Partinvest

Soaring Eagle Investments Co Ltd

Merger with or into another Group company

Rue Impériale into Eurazeo

Caisses régionales Quercy Rouergue with Sud Alliance (Nord Midi Pyrénées)

Afcalia with Pacifica (Pacifica)

Crédit Agricole Asset Management with Crédit Lyonnais Asset Management (CAAM)

CPR F with CPR C

Finaref Sverige AB with Finaref Group AB

CPRA (FIGE) with Parfin

CPRB (ETNB) with Parfin

Madison SA with Caisse Régionale Loire Haute-Loire.

Union des Assurances Fédérales with Predica (Predica)

Finalion with Sofinco (Sofinco)

Lixxbail Holding with Ucabail (Ucabail)

CPR AM with ABF Capital Management (CPR AM)

UI with CLPEH (CAPEH)

CLC Bourse into Calyon SA (Calyon SA)

Top Trades into CPR Online (CPR Online)

III- CHANGE OF NAME

Unifica becomes Crédit Agricole Immobilier

Carr Futures SNC becomes Calyon Financial

Carr Futures Chicago Inc becomes Calyon Financial Inc

Carr Futures Singapore Pte becomes Calyon Financial Singapore

Crédit Agricole Indosuez becomes Calyon

UI becomes Crédit Agricole Private Equity Holding (CAPEH)

Banco Acac becomes Crédit Uruguay Banco.

CAI Australia Ltd becomes Calyon Australia Ltd

CAI Holding Italia Due SRL becomes Calyon Holding Italia Due SRL

Indosuez Air Finance SA becomes Calyon Air Finance SA

Indosuez North America Holding becomes Calyon North America Holding

Financière Immobilière Indosuez becomes Financière Immobilière Calyon

IV- CHANGE OF CONSOLIDATED METHOD

Uni-Edition is now fully consolidated.

Banque Finaref is now consolidated according to the equity method.

Eurofactor is now fully consolidated.

Progica is now consolidated according to the equity method.

2.4.2 CRÉDIT AGRICOLE S.A. GROUP: SCOPE OF CONSOLIDATION

	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	31/12/04	31/12/03	31/12/02
Banks and financial institutions									
Crédit Agricole S.A.		France	Parent	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Agos Itafinco		Italy	Full	**51.0**	51.0	60.0	**58.9**	58.6	58.5
Al BanK Saudi Al Fransi - BSF		Saudi Arabia	Equity	**31.1**	31.1	31.1	**30.4**	31.1	31.1
Alsolia		France	Equity	**34.0**	34.0	34.0	**33.7**	33.8	33.8
Altra Banque		France	Equity	**34.0**	34.0	34.0	**34.0**	34.0	34.0
Banca Intesa S.p.a.		Italy	Equity	**18.0**	17.1	16.7	**16.9**	16.1	15.8
Banco del Desarrollo		Chile	Equity	**23.7**	23.7	23.7	**23.7**	23.7	23.7
Bankoa		Spain	Equity	**30.0**	30.0	30.0	**28.5**	28.5	28.5
Banque Chalus		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Banque Finaref		France	Equity*	**100.0**	100.0		**100.0**	75.5	
Banque Libano-Française SAL	Out[b]	Lebanon	Full		51.0	51.0		50.9	50.9
BES (Banco Espirito Santo)		Portugal	Equity	**8.8**	8.8	8.8	**22.5**	22.5	22.5
BFC Antilles Guyane		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
BFO	Out[c]	France	Full		100.0	100.0		100.0	99.3
BFT (Banque Financement et Trésorerie)		France	Full	**100.0**	96.1	96.1	**100.0**	96.1	96.1
BFT Gestion		France	Full	**100.0**	100.0	100.0	**100.0**	96.1	96.1
BGP Indosuez		France	Full	**100.0**	100.0	99.9	**100.0**	100.0	99.9
BNI Crédit Lyonnais Madagascar	In[1]	Madagascar	Full	**51.0**			**49.8**		
C.A Alternative Investment Products Group Holding		France	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
C.A Alternative Investment Products Group Inc		United States	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
C.A Alternative Invesment Products Group Ltd (Formerly ISB)		Bermuda	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
C.A Alternative Invesment Products Group Sas		France	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
C.A Alternative Investment Products Group Sgr		Italy	Full	**90.0**	100.0		**89.9**	100.0	
C.A Asset Management España Holding		Spain	Full	**100.0**	100.0	100.0	**97.9**	100.0	100.0
C.A Asset Management Hong Kong Ltd		Hong Kong	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
C.A Asset Management Japan Ltd		Japan	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
C.A Asset Management Ltd (Formerly Premium)		United Kingdom	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
C.A Asset Management Luxembourg	In[1]	Luxembourg	Full	**100.0**			**98.0**		
C.A Asset Management Sgr Italie		Italy	Full	**100.0**	100.0	100.0	**97.9**	100.0	100.0
C.A Asset Management Singapore Ltd		Singapore	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
C.A Investor Services Bank		France	Full	**100.0**	100.0	100.0	**99.2**	100.0	100.0
C.A Investor Services Corporate Trust		France	Full	**100.0**	100.0	100.0	**99.0**	100.0	100.0
CAAM Securities Company Japan KK		Japan	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
CA - Épargne Longue des Salariés		France	Full	**100.0**	100.0		**98.1**	100.0	
CA Invest. Services Banque Lux.		Luxembourg	Full	**100.0**	100.0		**97.7**	100.0	
CAAM		France	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
CAI Luxembourg		Luxembourg	Full	**100.0**	100.0		**97.7**	100.0	
CAI Merchant Bank Asia Ltd		Singapore	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAI Private Banking Italia Spa	Out[b]	Italy	Full		100.0			100.0	
CAICG Teneur de Comptes (CAICG TC)		France	Full			100.0			100.0
Caisse régionale Alpes Provence		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Alsace Vosges		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0

	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	**31/12/04**	31/12/03	31/12/02
Caisse régionale Aquitaine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Atlantique Vendée		France	Equity	**25.1**	25.1	25.1	**25.1**	25.1	25.1
Caisse régionale Brie		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Calvados		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Est		France	Equity	**25.0**	25.0	25.1	**25.0**	25.0	25.1
Caisse régionale Centre France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Loire		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Centre Ouest		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Champagne Bourgogne		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Charente Maritime-Deux Sèvres		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Charente-Périgord		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Côtes d'Armor		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale de l'Anjou et du Maine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale des Savoie		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Finistère		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Franche-Comté		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Gard		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Guadeloupe		France	Equity	**27.2**	27.2	27.4	**27.2**	27.2	27.4
Caisse régionale Ille-et-Vilaine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Loire-Haute Loire		France	Equity	**25.0**	25.0	25.0	**25.0**	29.2	29.2
Caisse régionale Lorraine		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Martinique		France	Equity	**28.1**	28.1	28.1	**28.1**	28.1	28.1
Caisse régionale Midi		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Morbihan		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Nord de France		France	Equity	**25.6**	25.6	25.6	**25.6**	25.6	25.6
Caisse régionale Nord Midi Pyrénées		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Nord-Est		France	Equity	**25.0**	23.6	25.5	**25.0**	23.6	25.5
Caisse régionale Normand		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Normandie Seine		France	Equity	**25.0**	25.0	25.0	**25.1**	25.1	25.1
Caisse régionale Oise		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Paris et Ile-de-France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Provence - Côte d'Azur		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Pyrénées Gascogne		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Réunion		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Somme		France	Equity	**25.2**	25.5	25.0	**25.2**	25.1	25.0
Caisse régionale Sud Alliance	Out[d]	France	Equity		25.0	25.0		25.0	25.0
Caisse régionale Sud Méditerranée		France	Equity	**25.9**	25.8	25.5	**25.9**	25.8	25.5
Caisse régionale Sud Rhône Alpes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Toulouse Midi Toulousain		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Touraine Poitou		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caisse régionale Val-de-France		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Cal FP (Holding)		United Kingdom	Full	**50.0**	50.0	50.0	**75.0**	75.0	75.0
Cal FP Bank		United Kingdom	Full	**100.0**	100.0	100.0	**75.0**	75.0	75.0
CAL FP US		United States	Full	**100.0**	100.0	100.0	**75.0**	75.0	75.0
Calyon Australia Ltd		Australia	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Calyon Bank Czech republic	In[1]	Czech Republic	Full	**100.0**			**97.7**		



	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	**31/12/04**	31/12/03	31/12/02
Calyon Bank Hungary Ltd	In[1]	Hungary	Full	**100.0**			**97.7**		
Calyon Bank Polska SA	In[1]	Poland	Full	**100.0**			**97.7**		
Calyon Bank Slovakia AS	In[1]	Slovakia	Full	**90.0**			**87.9**		
Calyon Bank Ukraine	In[1]	Ukraine	Full	**100.0**			**97.7**		
Calyon Holding Italia Due SRL		Italy	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Calyon Leasing Corporation	In[1]	United States	Full	**100.0**			**97.7**		
Calyon North América Inc.	In[1]	United States	Full	**100.0**			**97.7**		
Calyon Rusbank SA	In[1]	Russia	Full	**100.0**			**97.7**		
Calyon SA		France	Full	**97.7**	100.0	100.0	**97.7**	100.0	100.0
CL Développement de la Corse		France	Full	**99.8**	99.8	99.8	**99.8**	99.8	99.8
CLAM Finance	In[1]	France	Full	**100.0**			**98.1**		
CLASI	In[1]	United States	Full	**100.0**			**97.7**		
CLEE	In[1]	France	Full	**100.0**			**98.1**		
Cofam		France	Equity	**25.0**	25.0	25.0	**25.0**	29.2	29.2
Cogenec		Monaco	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CPR AM (Formerly CPR Production)		France	Full	**100.0**	100.0	100.0	**98.4**	100.0	100.0
CPR Billets		France	Full	**100.0**	100.0	100.0	**99.9**	100.0	100.0
CPR Bank		France	Full	**100.0**	100.0	100.0	**97.8**	100.0	100.0
CPR F	Out[d]	France	Full		87.7	87.7		87.7	87.7
CPR Online		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Private Equity		France	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
Crealfi (Formerly Menafinance)		France	Proportional	**50.0**	50.0	50.0	**49.6**	49.7	49.8
Credibom		Portugal	Full	**100.0**	85.0	40.0	**99.2**	84.5	39.8
Credigen Bank		Hungary	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
Crédit Agricole Financement		Switzerland	Equity	**44.5**	45.0	45.0	**39.5**	40.0	40.0
Crédit Agricole Indosuez (Egypt) SAE		Egypt	Full	**79.6**	75.0	75.0	**79.6**	75.0	75.0
Crédit Agricole Indosuez (Suisse) SA		Switzerland	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Crédit Agricole Indosuez Mer Rouge		Djibouti	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Crédit Agricole Indosuez Turk As		Turkey	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Crédit Agricole S.A. Securities		Jersey	Full	**99.9**	99.9	99.9	**99.9**	99.9	99.9
Crédit du Maroc	In[1]	Morocco	Full	**51.0**			**49.8**		
Crédit Foncier de Monaco		Monaco	Full	**77.1**	77.1	77.1	**74.2**	75.9	75.9
Crédit Foncier de Monaco France		France	Full	**100.0**	100.0	100.0	**86.4**	87.3	87.3
Crédit Lyonnais Leasing Cpy Japan	In[1]	Japan	Full	**100.0**			**97.7**		
Crédit Lyonnais Luxembourg	In	Luxembourg	Full	**100.0**			**97.7**		
Crédit Lyonnais Cameroun	In[1]	Cameroon	Full	**65.0**			**63.5**		
Crédit Lyonnais Congo	In	Congo	Full	**81.0**			**79.2**		
Crédit Lyonnais Sénégal	In[1]	Senegal	Full	**95.0**			**92.8**		
Crédit Uruguay Banco (Formerly Banco Acac)		Uruguay	Full	**100.0**	91.1	85.0	**100.0**	91.1	85.0
Créditplus (Formerly Beneficial Bank)		Germany	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
Dan' Aktiv	In	Denmark	Full	**100.0**			**100.0**		
E.P.E.M		United States	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
EFL Services		Poland	Full	**100.0**	100.0		**99.8**	99.8	
Emporiki Credicom	In	Greece	Equity	**50.0**			**49.6**		
Equalt Alternative Asset Management		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Eurofactor		France	Full*	**98.2**	49.1		**95.7**	46.5	

	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	**31/12/04**	31/12/03	31/12/02
Financière Lapérouse	Out[b]	France	Full		77.2	77.2		77.2	77.2
Finanziaria Indosuez International Ltd		Switzerland	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Finaref AS		Norway	Full	**100.0**	100.0		**100.0**	75.5	
Finaref Benelux		Belgium	Full	**100.0**	100.0		**100.0**	75.5	
Finaref Group AB		Sweden	Full	**100.0**	75.5		**100.0**	75.5	
Finaref OY		Finland	Full	**100.0**	100.0		**100.0**	75.5	
Finaref SA		France	Full	**100.0**	75.5		**100.0**	75.5	
Finaref Securities AB		Sweden	Full	**100.0**	100.0		**100.0**	75.5	
Finaref Sverige AB	Out[d]	Sweden	Full		100.0			75.5	
Finconsum ESC SA		Spain	Equity	**45.0**	45.0	45.0	**44.7**	44.7	44.8
Foncaris		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Fransabank France		France	Equity	**34.0**	34.0	34.0	**34.0**	34.0	34.0
G.F.E.R (Groupement de Financement des Ent. Régionales)		France	Full	**99.9**	99.9	99.9	**99.9**	99.9	99.9
G.P.F (Groupement des Provinces de France)		France	Full	**99.0**	99.0	99.0	**99.0**	99.0	99.0
Gestion Privée Indosuez (G.P.I.)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	99.9
GIE Attica		France	Equity	**29.3**	30.0		**46.4**	47.5	
Groupe Crédit Lyonnais		France	Full	**94.8**	94.8		**94.8**	94.8	
Jotex Finans AB	In	Sweden	Full	**100.0**			**100.0**		
LF Investments	In[1]	United States	Full	**100.0**			**97.7**		
Lukas Bank		Poland	Full	**100.0**	99.9	96.6	**99.9**	99.9	75.5
Lukas SA		Poland	Full	**100.0**	100.0	100.0	**99.9**	99.9	76.8
Menafinance	In	France	Full	**51.0**			**50.6**		
Nonghyup-CA		Korea	Proportional	**40.0**	40.0		**39.2**	40.0	
Ribank		Netherlands	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
S.A.Crédit Agricole (Belgique)		Belgium	Equity	**10.0**	10.0		**21.9**	21.4	
Sacam Consommation 1		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sacam Consommation 2		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sacam Consommation 3		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sedef		France	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
Segespar		France	Full	**98.1**	100.0	100.0	**98.1**	100.0	100.0
Sim Spa Selezione e Distribuzione		Italy	Full	**100.0**	100.0	100.0	**97.9**	100.0	100.0
Sircam		France	Equity	**25.0**	25.0	25.0	**25.0**	29.2	29.2
Société Ivoirienne Banque	In[1]	Ivory Coast	Full	**51.0**			**49.8**		
Sofinco		France	Full	**99.2**	99.4	99.6	**99.2**	99.4	99.5
Sofipaca		France	Equity	**28.3**	28.3	28.3	**27.5**	27.5	27.5
Soflim	In[1]	France	Full	**100.0**			**97.7**		
Transfact		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Unicefi 33		France	Equity			25.0			25.0
Union Gabonaise Banque	In[1]	Gabon	Full	**56.2**			**55.0**		
Wafasalaf		Morocco	Equity	**33.7**	33.7	33.7	**33.4**	33.5	33.5
Stockbrokers									
Altura		Spain	Proportional	**50.0**	50.0	50.0	**48.9**	50.0	50.0
CAI Cheuvreux		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAI Cheuvreux España SA (Formerly ICSESA)		Spain	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC Futures Ltd		Hong Kong	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC Hong Kong Ltd		Hong Kong	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC International Ltd		United Kingdom	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0



	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	**31/12/04**	31/12/03	31/12/02
CAIC International UK		United Kingdom	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC Italia Sim Spa		Italy	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC Nordic AB		Suede	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC North America Inc		United States	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC (S) Pte Ltd		Singapore	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC Securities Japan Ltd		Japan	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAIC Securities Ltd		Hong Kong	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Calyon Financial		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Calyon Financial Inc		United States	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Calyon Financial Singapore		Singapore	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Calyon Securities Japan	In[1]	Japan	Full	**100.0**			**97.7**		
Groupe Cholet Dupont		France	Equity	**33.4**	38.6	38.6	**32.6**	38.6	38.6
Insurance									
Argence Gestion Assurances		France	Full	**100.0**	100.0		**100.0**	75.5	
Assurances du C.A. Nord-Pas de Calais		France	Equity	**45.6**	28.1	28.1	**39.9**	26.8	26.8
Assurances Médicales de France	In[1]	France	Full	**100.0**			**100.0**		
Eda		France	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
Federlux	In[1]	France	Full	**100.0**			**100.0**		
Finaref Assurances		France	Full	**100.0**	100.0		**100.0**	75.5	
Finaref Insurance Limited		Eire	Full	**100.0**	100.0		**100.0**	75.5	
Finaref Life Limited		Eire	Full	**100.0**	100.0		**100.0**	75.5	
Finaref Risques Divers		France	Full	**100.0**	100.0		**100.0**	75.5	
Finaref Vie		France	Full	**100.0**	100.0		**100.0**	75.5	
Immobilière Federpierre	In[1]	France	Full	**99.5**			**99.5**		
Médicale de France	In[1]	France	Full	**99.7**			**99.7**		
Pacifica		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Predica		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Sopar		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Space Reinsurance Company Limited		Eire	Full	**100.0**	100.0		**100.0**	75.5	
Tranquilidade		Portugal	Equity	**33.3**	33.3	33.3	**33.3**	33.3	33.3
Tranquilidade Vida		Portugal	Equity	**29.7**	29.7	29.7	**29.7**	29.7	29.7
Vendôme Courtage		France	Full	**99.0**	99.0		**99.0**	99.0	
Investment companies									
Argence Investissement SAS		France	Full	**100.0**	100.0		**100.0**	75.5	
Banco Calyon Brasil	In[1]	Brazil	Full	**100.0**			**97.7**		
Belgium CA SAS		France	Equity	**10.0**	10.0		**32.8**	32.2	
Bercy Participations		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Bespar		Portugal	Equity	**32.6**	32.6	32.6	**32.6**	32.6	32.6
BFC Holding		France	Full	**99.6**	99.6	99.6	**97.1**	99.3	99.3
CA Centre France Développement		France	Equity	**25.0**	25.0	25.0	**20.8**	20.8	20.8
CA Deveurope BV		Netherlands	Full	**100.0**	100.0	71.3	**100.0**	100.0	71.3
CADS Développement	In	France	Equity	**25.0**			**25.0**		
CA IS Holding	In	France	Full	**100.0**			**100.0**		
CAI BP Holding		France	Full	**100.0**	100.0		**97.7**	100.0	
CAI Italia Holding Spa		Italy	Full			100.0			100.0
CAL FP Frankfurt		Germany	Full			100.0			75.0
CAL Maurice		Mauritius	Full			100.0			75.0

	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	**31/12/04**	31/12/03	31/12/02
Calic	Out[c]	United Kingdom	Full		100.0	100.0		75.0	75.0
Calixte Investissement	In	France	Equity	**25.0**			**25.0**		
Calyon Air Finance SA		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Calyon Capital Market Asia BV	In[1]	Netherlands	Full	**100.0**			**97.7**		
Calyon Finance Guernesey	In[1]	United Kingdom	Full	**99.9**			**97.6**		
Calyon Financial Products	In[1]	United Kingdom	Full	**99.9**			**97.6**		
Calyon Global Partner Inc	In[1]	United States	Full	**100.0**			**97.7**		
Calyon Investment Products Limited	In	Cayman Islands	Full	**100.0**			**97.7**		
Calyon North America Holding		United States	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Calyon Securities USA Inc	In[1]	United States	Full	**100.0**			**97.7**		
Calyon Uruguay S.A.	In[1]	Uruguay	Full	**100.0**			**97.7**		
CAPE Holding (Formerly UI)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CLC Bourse	In[1]	France	Full	**100.0**			**97.7**		
CLCM International (CLCMI)	In[1]	France	Full	**100.0**			**97.7**		
Clifap	In[1]	France	Full	**100.0**			**97.7**		
Clim	In[1]	France	Full	**100.0**			**97.7**		
Clinfim	In[1]	France	Full	**100.0**			**97.7**		
Cofinep		France	Equity	**25.0**	23.6	25.5	**25.0**	23.6	25.5
Compagnie Française de l'Asie (CFA)		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Crédit Agricole Bourse		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Crédit Lyonnais Capital Investissement	In[1]	France	Full	**99.8**			**99.8**		
Credit Lyonnais Capital Market Plc	In[1]	United Kingdom	Full	**100.0**			**97.7**		
Crédit Lyonnais CL Rouse (USA)	In[1]	United States	Full	**100.0**			**97.7**		
Crédit Lyonnais Global Banking (CLGB)	In[1]	France	Full	**100.0**			**97.7**		
Crédit Lyonnais Group Management Ltd	In[1]	United Kingdom	Full	**100.0**			**97.7**		
Crédit Lyonnais Invest Ltd	In[1]	United Kingdom	Full	**100.0**			**97.7**		
Crédit Lyonnais Private Equity	In[1]	France	Full	**100.0**			**100.0**		
Crédit Lyonnais Property Broadwalk	In[1]	United Kingdom	Full	**100.0**			**97.7**		
Crédit Lyonnais Rouse Limited	In[1]	United Kingdom	Full	**100.0**			**97.7**		
Crédit Lyonnais Securities	In[1]	United Kingdom	Full	**100.0**			**97.7**		
Crédit Lyonnais Securities Asia BV	In[1]	Hong-Kong	Full	**77.6**			**75.8**		
Crédit Lyonnais Venture Capital	In[1]	France	Full	**99.8**			**99.8**		
Delfinances		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Doumer Finance SAS		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Doumer Philemon	In	France	Full	**100.0**			**97.7**		
Egelant Finance BV	In[1]	Netherlands	Full	**100.0**			**97.7**		
Equalt Sélection	In	Eire	Full	**100.0**			**37.9**		
Ester Finance	In[1]	France	Full	**100.0**			**97.7**		
Eurazeo	In[d]	France	Equity	**19.9**			**15.4**		



	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	**31/12/04**	31/12/03	31/12/02
Fininvest		France	Full	**98.3**	98.3	98.3	**96.0**	98.3	98.2
Fletirec		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
I.P.F.O.		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Icauna Finance	Out[c]	France	Equity		25.0	25.0		24.4	24.4
Icauna SARL	Out[c]	France	Equity		25.0	25.0		25.0	25.0
ICF Holdings		United Kingdom	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Idia Participations		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Immarex	Out[c]	France	Full		100.0	100.0		100.0	100.0
Indosuez Holding UK Ltd		United Kingdom	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
L'Esprit Cantal	In	France	Equity	**25.0**			**25.0**		
Mescas		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Nord Est Agro Partenaires		France	Equity	**25.0**	23.6	25.5	**25.0**	23.6	25.5
Nordic Consumer Finans	In	Denmark	Full	**100.0**			**100.0**		
Participex	In	France	Equity	**31.9**			**17.7**		
Partran		Portugal	Equity	**33.3**	33.3	33.3	**33.3**	33.3	33.3
Prestimmo		France	Equity	**25.0**	25.0	25.1	**25.0**	25.0	25.1
Rue Impériale	Out[d]	France	Equity		29.0	17.0		23.6	23.6
Safec		Switzerland	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Sepi		France	Equity	**25.0**	25.0	25.1	**25.0**	25.0	25.1
Socadif		France	Equity	**36.2**	36.2	36.2	**31.2**	31.2	31.2
Space Holding (Ireland) Limited		Eire	Full	**100.0**	100.0		**100.0**	75.5	
Space Lux		Luxembourg	Full	**100.0**	100.0		**100.0**	75.5	
Transimmo		France	Equity	**25.0**	25.0	25.1	**25.0**	25.0	25.1
Vauban Finance		France	Equity	**33.3**	33.3	33.3	**31.1**	31.0	31.1
Leasing companies									
Auxifip		France	Full	**100.0**	100.0	100.0	**99.8**	100.0	100.0
Climauto		France	Full	**100.0**	100.0	100.0	**99.5**	99.7	99.7
Ergifrance		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Etica		France	Full	**100.0**	100.0	100.0	**99.8**	100.0	100.0
Etica Bail		France	Full	**100.0**	100.0	100.0	**99.8**	100.0	100.0
Europejski Fundusz Leasingowy (E.F.L.)		Poland	Full	**99.8**	99.8	99.8	**99.8**	99.8	71.2
Financière Immobilière Calyon		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Leicer		Spain	Full	**100.0**	100.0	100.0	**99.8**	100.0	100.0
Lixxbail	In[1]	France	Full	**100.0**			**99.8**		
Lixxcourtage	In[1]	France	Full	**100.0**			**99.8**		
Lixxcredit	In[1]	France	Full	**99.9**			**99.7**		
Lixxservices	In[1]	France	Full	**99.9**			**99.7**		
Locam		France	Equity	**25.0**	25.0	25.0	**25.0**	29.2	29.2
NVA (Négoce Valorisation des Actifs)	In[1]	France	Full	**99.9**			**99.7**		
Réunibail	Out[b]	France	Full		52.0	52.0		51.7	51.8
Réuniroute	Out[b]	France	Full		97.5	97.5		51.8	51.9
Slibail Énergie	In[1]	France	Full	**100.0**			**99.8**		
Slibail Immobilier	In[1]	France	Full	**100.0**			**99.8**		
Slibail Location Informatique (SLI)		France	Full	**100.0**	51.0	51.0	**99.8**	51.0	51.0
Slibail Longue Durée (SLD)		France	Full	**100.0**	51.0	51.0	**99.8**	51.0	51.0
Slibail Murs	In[1]	France	Full	**100.0**			**99.8**		
Sofincar		France	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5

	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	31/12/04	31/12/03	31/12/02
Sofinroute		France	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
Ucabail		France	Full	**99.8**	100.0	100.0	**99.8**	100.0	100.0
Ucabail Immobilier		France	Full	**100.0**	100.0	100.0	**99.8**	100.0	100.0
Ucalease		France	Full	**100.0**	100.0	100.0	**99.5**	99.7	99.8
Unicomi		France	Full	**100.0**	100.0	100.0	**99.8**	100.0	100.0
Unifergie		France	Full	**100.0**	100.0	100.0	**99.8**	100.0	100.0
Unimat		France	Full	**100.0**	100.0	100.0	**99.8**	100.0	100.0
Tourist/Travel activities and property development									
Crédit Agricole Immobilier		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SIS (Société Immobilière de la Seine)		France	Full	**72.9**	72.9	72.9	**79.7**	79.7	79.7
Unimo		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Others									
ABF-AM SAS	In[1]	France	Full	**100.0**			**98.1**		
Adret Gestion	In	France	Equity	**25.0**			**25.0**		
Alli Domes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Alsace Élite	In	France	Equity	**25.0**			**23.7**		
AMT GIE		France	Equity	**25.0**	25.0	25.0	**25.0**	25.8	25.8
Ariane Crédit	Out[c]	France	Equity		25.0	25.0		25.0	25.0
Bois Sauvage Nederland	Out[c]	Netherlands	Full		100.0	100.0		99.4	99.5
Ca Investor Services Fund Adm.		France	Full	**86.8**	77.6	77.6	**86.1**	77.6	77.6
CA Participations		France	Equity	**25.0**	25.0	25.1	**25.0**	25.0	25.1
CA Preferred Funding LLC		United States	Full	**100.0**	100.0		**6.5**	6.5	
Caapimmo 1		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 2		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 3		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 4		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 5		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Caapimmo 6		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
CAI Cheuvreux Gestion		France	Full			100.0			100.0
CAI Conseil SA		Luxembourg	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CAI Derivatives Products PLC		Eire	Full	**100.0**	100.0		**97.7**	100.0	
CAI Preferred Funding		United States	Full	**100.0**	100.0	100.0	**99.3**	100.0	100.0
CAI Preferred Funding II		United States	Full	**100.0**	100.0	100.0	**99.2**	100.0	100.0
CAL Asia Pte Ltd	Out[c]	Singapore	Full		100.0	100.0		75.0	75.0
Calyon Asia Shipfinance Service Ltd	In		Full	**100.0**			**97.7**		
Cedicam		France	Full	**50.0**	50.0	50.0	**62.5**	62.5	62.5
Centre Est Alizée	In	France	Equity	**25.1**			**25.1**		
Centre France Location Immobilière		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Chauray		France	Proportional	**34.0**	34.0	34.0	**33.2**	34.0	34.0
Cisa SA		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CL DTVM	In[1]	Brazil	Full	**100.0**			**98.1**		
CLAM Immobilier	In[1]	France	Full	**100.0**			**98.1**		
CPR Compensation (CPRC)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Gestion (CPRG)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Holding (CPRH)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
CPR Investissement (INVT)		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0

	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	**31/12/04**	31/12/03	31/12/02
CPRA (FIGE)	Out[d]	France	Full		100.0	100.0		99.9	100.0
CPRAAMI		France	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
CPRB (ETNB)	Out[d]	France	Full		100.0	100.0		99.9	100.0
Creagrisere		France	Equity	**25.0**	25.0	25.0	**22.8**	22.8	22.8
Crédit Agricole Alternative Invest. Products Serv. Inc		United States	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
Crédit Lyonnais L B 01	In[1]	France	Full	**100.0**			**100.0**		
Defitech		France	Equity	**25.0**	25.0	25.0	**25.0**	27.8	27.8
Defitech Dauphicom		France	Equity	**25.0**	25.0	25.0	**25.0**	27.8	27.8
Defitech Routage et Communication		France	Equity	**25.0**	25.0	25.0	**25.0**	27.8	27.8
Equalt Convertible Arbitrage Fund		Eire	Full	**100.0**	100.0		**78.0**	77.1	
Equalt Core Macro Fund		Eire	Full	**100.0**	100.0		**80.2**	80.0	
Equalt Fixed Income Arbitrage Fund		Eire	Full	**100.0**	100.0		**75.0**	63.4	
Equalt Fixed Income Arbitrage X 2	In	Eire	Full	**100.0**			**86.6**		
Equalt Pair Trading Fund	Out[c]	Eire	Full		100.0			50.3	
Equalt Statistical Arbitrage Fund		Eire	Full	**100.0**	100.0		**90.8**	82.8	
Equalt Systematic Futures Fund		Eire	Full	**100.0**	100.0		**57.8**	52.4	
Europimmo		France	Equity	**25.0**	25.0	25.1	**25.0**	25.0	25.1
Fastnet Luxembourg		Luxembourg	Full	**45.0**	45.0	45.0	**44.0**	45.0	45.0
Finasic		France	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
Fonds ICF IIa	In	Cayman Islands	Full	**100.0**			**97.7**		
Fonds ICF III	In	Cayman Islands	Full	**100.0**			**97.7**		
Force Alsace	In	France	Equity	**25.0**			**25.0**		
Force Lorraine Duo	In	France	Equity	**25.0**			**25.0**		
Force Midi	In	France	Equity	**25.0**			**25.0**		
Force Oise	In	France	Equity	**25.0**			**25.0**		
Force Toulouse Diversifié	In	France	Equity	**25.0**			**25.0**		
Gard Obligation FCP	In	France	Equity	**25.0**			**25.0**		
GEIE Argence Developpement		France	Full	**100.0**	100.0		**100.0**	75.5	
GEIE Argence Management		France	Full	**100.0**	100.0		**100.0**	75.5	
Gestimocam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Glorious Smart Investments Co Ltd	Out[c]	Taiwan	Full		100.0	100.0		100.0	100.0
Ical		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Ideam	In[1]	France	Full	**80.0**			**78.6**		
IIF BV (Indosuez International Finance BV)	Out[c]	Netherlands	Full		100.0	100.0		100.0	100.0
Indosuez Holding SCA II		Luxembourg	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Indosuez Management Luxembourg II		Luxembourg	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
Inforsud FM		France	Equity	**25.0**	25.0	25.0	**23.3**	23.3	23.3
Inforsud Gestion		France	Equity	**25.0**	25.0	25.0	**22.1**	22.1	22.1
Korea 21st Century TR		Korea	Full	**100.0**	100.0		**97.7**	100.0	
Logitaine		France	Equity			25.0			25.0
LSF Italian Finance Cpy SRL	In	Italy	Full	**60.0**			**58.6**		
Madison SA	Out[d]	France	Equity		25.0	25.0		29.2	29.2
Maine Anjou Obligations	In	France	Equity	**25.0**			**25.0**		
Mat Alli Domes		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Ozenne Institutionnel	In	France	Equity	**25.0**			**24.9**		
Parfin		France	Full	**99.9**	99.9	100.0	**99.9**	99.9	100.0
Partinvest	Out[c]	Luxembourg	Full		100.0	100.0		100.0	100.0

	(a)	Country	Consolidation method 31/12/04	Percentage of voting rights			Percentage of share capital		
				31/12/04	31/12/03	31/12/02	**31/12/04**	31/12/03	31/12/02
Patrimocam		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Patrimocam 2		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	24.9
Process Lorraine	In	France	Equity	**25.0**			**25.0**		
Progica		France	Equity*	**34.0**	100.0	100.0	**34.0**	100.0	100.0
Réunifinance		France	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
Rivoli Vineuse 1 SAS	In[1]	France	Full	**100.0**			**98.1**		
Routage Express Service		France	Equity	**25.0**	25.0	25.0	**25.0**	27.8	27.8
Saint Georges 2	In	France	Equity	**25.0**			**25.0**		
SARL Prospective Informatique		France	Equity	**25.2**	25.1	25.0	**25.2**	25.1	25.0
SCI Capimo		France	Equity	**25.0**	25.0	25.1	**25.0**	25.0	25.1
SCI Capucines		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI du Vivarais		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Groupe Sofinco		France	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
SCI Hautes Faventines		France	Equity	**25.0**	25.0	25.0	**24.9**	24.9	24.9
SCI La Baume		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	99.9
SCI Les Fauvins		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Les Palmiers du Petit Pérou		France	Equity	**27.2**	27.2	27.4	**27.2**	27.2	27.4
SCI Max Hymans		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SCI Pasteur 3		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
SCI Paysagère		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
SCI Quentyvel		France	Full	**96.7**	96.7	96.7	**96.7**	96.7	96.7
SCI Raspail		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Scica HL		France	Equity	**25.0**	25.0	25.0	**24.7**	28.8	28.8
Scicam 13		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Segespar Informatique Technique Services		France	Full	**100.0**	100.0	100.0	**98.0**	98.9	98.9
Serves		United States	Full	**100.0**	100.0	100.0	**97.7**	100.0	100.0
SNC Doumer		France	Full	**99.9**	99.9	99.9	**97.7**	99.9	99.9
SNC Haussmann Anjou		France	Full	**100.0**	100.0		**97.7**	100.0	
Soaring Eagle Investments Co Ltd	Out[c]	Taiwan	Full		100.0	100.0		100.0	100.0
Sofinco Participations		France	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5
Sofinrec		France	Full	**99.8**	99.8	99.8	**99.0**	99.2	99.3
Sparkway	In	France	Equity	**25.0**			**25.0**		
SPI SNC		France	Equity	**25.0**	25.0	25.0	**25.0**	25.0	25.0
Sté Immobilière de Picardie		France	Equity	**25.2**	25.1	25.0	**25.2**	25.1	25.0
Sté Picarde de Développement		France	Equity	**25.2**	25.1	25.0	**25.2**	25.1	25.0
Systeia	In[1]	France	Full	**72.5**			**71.1**		
Touraine Poitou Rendement	In	France	Equity	**25.0**			**25.0**		
UI Vavin 1		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Unibiens		France	Full	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Uni-Éditions		France	Full*	**100.0**	100.0	100.0	**100.0**	100.0	100.0
Uniger		France	Full	**100.0**	100.0	100.0	**98.1**	100.0	100.0
Valris		France	Full	**100.0**	100.0	100.0	**99.2**	99.4	99.5

(a) Included in (In) or excluded from (Out) scope of consolidation.
(b) Investment sold, outside the Group.
(c) No longer consolidated as not material or closure.
(d) Merged with another consolidated entity.
(*) Change of consolidation method.
(1) Entity previously consolidated under Crédit Lyonnais.



Due from banks: analysis by maturity date

(in millions of euros)	31/12/2004							31/12/2003 Pro forma	31/12/2002 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest	Total		
Banks									
Loans and advances									
- Demand	19,260				**19,260**	18	**19,278**	19,622	21,429
- Time	1,840	4,457	6,188	1,813	**14,298**	175	**14,473**	17,896	22,593
Securities sold under repurchase agreements	500	156	38		**694**	7	**701**	1,716	2,190
Securities purchased under repurchased agreements	36,343	6,587	9,331		**52,261**	257	**52,518**	54,975	54,473
Subordinated debt	28	35	203	225	**491**	2	**493**	496	444
Total	**57,971**	**11,235**	**15,760**	**2,038**	**87,004**	**459**	**87,463**	**94,705**	**101,129**
Provisions							**(421)**	**(351)**	**(473)**
Net book value							**87,042**	**94,354**	**100,656**
Crédit Agricole internal transactions									
Current accounts	3,703				**3,703**	5	**3,708**	6,380	4,875
Time loans and advances	24,383	36,805	42,479	62,793	**166,460**	220	**166,680**	151,131	144,878
Subordinated debt		192		15	**207**		**207**	214	227
Total	**28,086**	**36,997**	**42,479**	**62,808**	**170,370**	**225**	**170,595**	**157,725**	**149,980**
Provisions							**(75)**	**(77)**	**(79)**
Net book value							**170,520**	**157,648**	**149,901**

Loans and advances to customers and lease finance: analysis by maturity date

(in millions of euros)	31/12/2004							31/12/2003 Pro forma	31/12/2002 Pro forma
	≤ 3 months	< 3 months to ≤ 1 year	< 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest	Total		
Customer-related items									
Bills discounted	7,263	448	156	3	**7,870**	2	**7,872**	2,665	2,575
Other loans	32,073	18,613	44,716	35,287	**130,689**	1,110	**131,799**	130,029	135,866
Securities purchased under repurchase agreements	8,104	108			**8,212**	12	**8,224**	11,006	9,007
Current accounts in debit	9,877				**9,877**	130	**10,007**	10,470	10,660
Total	**57,317**	**19,169**	**44,872**	**35,290**	**156,648**	**1,254**	**157,902**	**154,170**	**158,108**
Provisions							**(5,301)**	**(5,750)**	**(5,844)**
Net book value							**152,601**	**148,420**	**152,264**
Lease finance									
Property finance leases	294	1,116	1,590	2,671	**5,671**	150	**5,821**	5,144	4,925
Equipement leases, rental contracts with purchase option and similar transactions	1,035	1,900	4,281	627	**7,843**	109	**7,952**	8,154	8,059
Total	**1,329**	**3,016**	**5,871**	**3,298**	**13,514**	**259**	**13,773**	**13,298**	**12,984**
Provisions							**(417)**	**(265)**	**(342)**
Net book value							**13,356**	**13,033**	**12,642**
Total							**165,957**	**161,453**	**164,906**

Performing loans, restructured on off-market terms, within the framework of over-indebtedness Commission decisions	867
Discount or reserve against these loans	100

4.1 Due from banks, loans and advances to customers and lease finance: analysis by geographical area[1]

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
France (including overseas departments and territories)	130,554	104,436	106,626
Other European Union countries	57,509	46,827	49,800
Rest of Europe	9,884	6,921	7,280
North America	10,811	13,363	22,036
Central and South America	6,704	5,342	6,177
Africa and Middle-East	8,863	10,250	9,652
Asia and Pacific (excluding Japan)	7,683	8,240	9,966
Japan	3,567	5,237	9,353
Other, aggregate[2]	2,542	40,656	30,958
Leasing and factoring[3]	19,049	19,189	18,063
Total gross value	**257,166**	**260,461**	**269,911**
Accrued interest	**1,971**	**1,712**	**2,310**
Provisions	**(6,138)**	**(6,366)**	**(6,659)**
Net book value	**252,999**	**255,807**	**265,562**

(1) Without reallocation, where guarantees or credit insurance give rise to a geographical shift of risk.
(2) Including delivered securities bought under repurchase agreements from Crédit Lyonnais.
(3) Including accrued interest.

4.2 Due from banks, loans and advances to customers and lease finance: bad and doubtful debts and provisions by geographical area[1]

(in millions of euros)	31/12/2004					31/12/2003 Pro forma					31/12/2002 Pro forma		
	Gross	o/w doubtful debts	o/w bad debts	Provisions for doubtful debts	Provisions for bad debts	Gross	o/w doubtful debts	o/w bad debts	Provisions for doubtful debts	Provisions for bad debts	Gross	Bad and doubtful debts	Provisions
France (including overseas departments and territories)	130,554	1,861	2,212	1,022	1,666	46,979	605	1,101	418	726	49,254	1,026	699
Other European Union countries	57,509	658	585	302	446	37,768	201	274	114	181	38,116	335	191
Rest of Europe	9,884	108	158	58	128	5,198	111	184	92	153	5,956	441	403
North America	10,811	274	499	67	247	4,882	275	101	82	46	9,710	366	133
Central and South America	6,704	270	71	181	25	3,779	209	43	165	36	4,393	327	225
Africa and Middle-East	8,863	119	369	83	303	6,796	93	294	49	193	6,698	484	238
Asia and Pacific (excluding Japan)	7,683	149	139	41	104	5,314	17	212	10	133	6,782	456	216
Japan	3,567	19	15			4,032	1		1		8,012		
Leasing and factoring[3]	19,049	642	12	535	1	19,189	384	253	169	153	7,907	281	217
Other, aggregate[2]	2,542	108	368	58	294	126,524	2,513	2,424	1,497	1,658	133,083	5,908	3,845
Total gross value	**257,166**	**4,208**	**4,428**	**2,347**	**3,214**	**260,461**	**4,409**	**4,886**	**2,597**	**3,279**	**269,911**	**9,624**	**6,167**
Accrued interest	**1,971**	**217**	**366**	**213**	**364**	**1,712**	**152**	**365**	**135**	**355**	**2,310**	**509**	**492**
Net book value	**259,137**	**4,425**	**4,794**	**2,560**	**3,578**	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**272,221**	**10,133**	**6,659**

(1) Without reallocation where guarantees or credit insurance give rise to a geographical shift of risk.
(2) At 2003 and 2002 year-end, the Crédit Lyonnais Group total amounts outstanding were recorded on this line.
(3) Including accrued interest.



4.3 Due from banks, loans and advances to customers, lease finance: bad and doubtful debts and provisions by customer type

	31/12/2004					31/12/2003 Pro forma					31/12/2002 Pro forma		
(in millions of euros)	Gross	o/w doubtful debts	o/w bad debts	Provisions for doubtful debts	Provisions for bad debts	Gross	o/w doubtful debts	o/w bad debts	Provisions for doubtful debts	Provisions for bad debts	Gross	Bad and doubtful debts	Provisions
Central and local governments	6,727	34	42	10	37	4,057	5	63	2	47	5,084	84	46
Financial institutions	104,680	339	31	279	31	62,483	206	138	184	135	77,975	567	474
Personal and small business customers	62,902	1,292	1,910	610	1,298	21,198	625	1,169	485	810	13,840	851	640
Farmers	21	1	5	1	5	46	6	11	3	3	31	16	6
Corporates (including insurance companies) and other customers	62,894	1,945	2,425	1,036	1,911	28,136	822	1,193	392	828	33,656	2,426	1,431
Leasing and factoring	19,049	642	12	535	1	19,189	384	253	169	153	7,907	281	217
Other, aggregate[1]	2,864	172	369	89	295	127,064	2,513	2,424	1,497	1,658	133,728	5,908	3,845
Total	**259,137**	**4,425**	**4,794**	**2,560**	**3,578**	**262,173**	**4,561**	**5,251**	**2,732**	**3,634**	**272,221**	**10,133**	**6,659**

(1) At 2003 and 2002 year-end, the Crédit Lyonnais Group total amounts outstanding were recorded on this line.

Securities: analysis by type

	31/12/2004					31/12/2003 Pro forma	31/12/2002 Pro forma
(in millions of euros)	Trading securities	Available-for-sale securities	Portfolio securities	Held-to-maturity securities	Total		
Treasury bills and similar securities	**35,716**	**8,713**		**3,842**	**48,271**	**65,428**	**62,639**
Accrued interest	1	94		117	**212**	374	351
Provisions		(8)		(1)	**(9)**	(280)	(75)
Net book value	**35,717**	**8,799**		**3,958**	**48,474**	**65,522**	**62,915**
Bonds and other fixed-income securities	**22,184**	**12,028**		**14,237**	**48,449**	**49,955**	**44,729**
Accrued interest		77		182	**259**	408	456
Provisions		(167)		(52)	**(219)**	(274)	(270)
Net book value	**22,184**	**11,938**		**14,367**	**48,489**	**50,089**	**44,915**
Shares and other variable-income securities[1]	**32,665**	**5,357**	**2,177**		**40,199**	**28,582**	**30,891**
Accrued interest		10	16		**26**	19	49
Provisions		(60)	(510)		**(570)**	(698)	(610)
Net book value	**32,665**	**5,307**	**1,683**		**39,655**	**27,903**	**30,330**
Total net book value	**90,566**	**26,044**	**1,683**	**18,325**	**136,618**	**143,514**	**138,160**
Estimated fair value	**90,566**	**27,158**	**2,028**	**18,767**	**138,519**	**144,940**	**139,369**

(1) At 31 December 2004, the Crédit Agricole S.A. Group held 28,578,665 own shares (14,935,794 at 31 December 2003), classified as 'Shares and other variable-income securities - trading securities' for a total of €545,302 (€254,153 at 31 December 2004). They have a nominal value of €3 and their stockmarket price at 31 December 2004 was €22,2, against €18.93 at 31 December 2003.

There was no reclassification from trading securities to held for sale securities in 2004 (€870 million were reallocated in 2003 and €402 million in 2002).

€1,934 million were transferred from held to maturity securities to available for sale securities in 2004.

€232 million of held-to-maturity securities were sold before their maturity date during the year, against €489 million in 2003 and €431 million in 2002.

PREMIUMS AND DISCOUNTS

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Trading securities[1]			
- Residual net premium	-	-	-
- Residual net discount	30	51	704
Held-to-maturity securities[1]			
- Residual net premium	-	38	-
- Residual net discount	2	-	83

(1) Excluding Crédit Lyonnais for 2002.

5.1 Breakdown of listed and unlisted securities between fixed-income and variable-income securities

(in millions of euros)	31/12/2004				31/12/2003 Pro forma				31/12/2002 Pro forma			
	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable income securities	Total	Bonds and other fixed-income securities	Treasury bills and similar securities	Shares and other variable income securities	Total
Listed securities	44,056	44,216	35,822	**124,094**	29,081	24,565	11,095	**64,741**	27,717	24,268	13,545	**65,530**
Unlisted securities	4,393	4,055	4,377	**12,825**	4,015	11,385	3,810	**19,210**	3,696	6,437	3,256	**13,389**
Accrued interest	259	212	26	**497**	295	279	13	**587**	313	252	15	**580**
Provisions	(219)	(9)	(570)	**(798)**	(129)	(5)	(485)	**(619)**	(162)	(2)	(366)	**(530)**
Net book value on Crédit Agricole S.A.'s consolidated balance sheet (excluding Crédit Lyonnais)	**48,489**	**48,474**	**39,655**	**136,618**	**33,262**	**36,224**	**14,433**	**83,919**	**31,564**	**30,955**	**16,450**	**78,969**
Listed securities					13,389	27,626	12,146	**53,161**	9,183	30,010	12,692	**51,885**
Unlisted securities					3,325	1,578	1,319	**6,222**	4,026	1,852	1,154	**7,032**
Accrued interest					113	94	5	**212**	142	98	34	**274**
Net book value on Crédit Lyonnais' balance sheet					**16,827**	**29,298**	**13,470**	**59,595**	**13,351**	**31,960**	**13,880**	**59,191**
Net book value	**48,489**	**48,474**	**39,655**	**136,618**	**50,089**	**65,522**	**27,903**	**143,514**	**44,915**	**62,915**	**30,330**	**138,160**

Breakdown of mutual funds by type:

(in millions of euros)	31/12/2004		31/12/2003 Pro forma		31/12/2002 Pro forma	
	Book value	Cash-in value	Book value	Cash-in value	Book value	Cash-in value
Money market funds	1,374	1,427	1,118	1,166	1,168	1,307
Bond funds	770	810	919	1,390	527	538
Equity funds	2,021	2,084	560	571	493	428
Other funds	1,821	1,880	2,405	2,478	3,248	3,348
Total	**5,986**	**6,201**	**5,002**	**5,605**	**5,436**	**5,621**
o/w mutual funds under exclusive control			561	596	1,367	1,368

Breakdown of all mutual funds:

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
	Book value	Book value	Book value
Capitalisation mutual funds	3,462	2,282	2,078
- France	2,489	2,183	1,931
- Rest of world	973	99	147
Other mutual funds	2,524	2,720	3,358
Total	**5,986**	**5,002**	**5,436**

5.2 Treasury bills, bonds and other fixed-income securities: analysis by maturity date

(in millions of euros)	31/12/2004							31/12/2003 Pro forma	31/12/2002 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest receivable	Total		
Bonds and other fixed-income securities	17,542	3,794	13,717	13,396	**48,449**	259	**48,708**	50,363	45,185
Treasury bills and similar securities	11,025	10,671	19,887	6,688	**48,271**	212	**48,483**	65,802	62,990
Provisions							**(228)**	(554)	(345)
Net book value							**96,963**	**115,611**	**107,830**

5.3 Treasury bills, bonds and other fixed-income securities: geographical analysis

(in millions of euros)	31/12/2004			31/12/2003 Pro forma			31/12/2002 Pro forma		
	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions	Gross	Doubtful debts	Provisions
France (including overseas departments and territories)	33,560	98	126	24,383	28	50	22,687	17	56
Other European Union countries	39,761	2	13	21,539	3	6	20,801	5	7
Rest of Europe	693			706			607		3
North America	8,345	8	40	4,022	4	40	4,878	3	39
Central and South America	3,914	54	38	2,190	24	19	2,693	30	17
Africa and Middle-East	1,304			1,190			1,453		
Asia and Pacific (excluding Japan)	3,737	12	11	2,926	20	19	2,932	47	42
Japan	5,404			12,089			6,067		
Other, aggregate[1]	2			46,338	214	420	45,251	195	181
Total gross value	**96,720**	**174**	**228**	**115,383**	**293**	**554**	**107,369**	**297**	**345**
Accrued interest	**471**	**6**		**782**	**9**		**806**	**13**	
Net book value	**97,191**	**180**	**228**	**116,165**	**302**	**554**	**108,175**	**310**	**345**

(1) At 2003 and 2002 year-end, the Crédit Lyonnais Group total amounts outstanding were recorded on this line.

Note 6 Participating interests, investments in non-consolidated associates and other long-term investments

Non-consolidated investments with a gross book value in excess of €50 million.

	Gross book value (in millions of euros)			% interest		
	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Banco Bisel[1]	131	131	131	N/A	N/A	N/A
BFO[2]	192			99.7		
Commerzbank		33	33		0.6	0.6
Crédit Logement (A shares)	222	193	147	16.5	16.5	16.5
Crédit Logement (B shares)	202	181	134	16.5	16.1	16.1
Emporiki Bank (Commercial Bank of Greece)	331	331	331	9.0	9.0	9.0
Resona Trust and Banking	86	86	86	5.0	5.0	5.0
SEFA[3]	57	67	67	100.0	100.0	100.0
Veolia Environnement		77	77		0.8	0.8
Wafabank		52	52		14.8	14.8
1301 Sixth Avenue	57	61	74	18.2	18.3	18.3
Short-term advances	345	443	441			
Other long-term securities	1,794	1,877	1,860			
Gross value[4]	**3,417**	**3,532**	**3,433**			
Provisions	(834)	(802)	(731)			
Accrued interest	19	17	22			
Net book value	**2,602**	**2,747**	**2,724**			

(1) Deconsolidated at 1 January 2002 and booked at its value on the date of deconsolidation. The investment has been provided for in full. On 17 May 2002, the Central Bank of Argentina suspended Banco Bisel's banking licence and entrusted its banking activities to Banco Nacion. As a result, Crédit Agricole S.A. no longer exercices significant influence over this entity.
(2) Company deconsolidated as it is currently being liquidated.
(3) Unconsolidated interest, in accordance with the provisions of Regulation CRC 99-07 (not material).
(4) Of which banks: €1,231 million at 31 December 2004 against €1,227 million at 31 December 2003 and €3,362 million at 31 December 2002.

6.1 Estimated value of participating interests, investments in non-consolidated associates and other long-term investments

	31/12/2004		31/12/2003 Pro forma		31/12/2002 Pro forma	
(in millions of euros)	Net book value	Estimated value	Net book value	Estimated value	Net book value	Estimated value
Participating interests and investments in non-consolidated associates						
- Unlisted securities	1,658	1,806	1,552	1,674	1,507	1,604
- Listed securities	416	446	473	581	488	1,252
- Short-term advances	333	333	428	428	426	426
Sub-total	**2,407**	**2,585**	**2,453**	**2,683**	**2,421**	**3,282**
Other long-term investments						
- Unlisted securities	157	179	182	206	169	194
- Listed securities	19	31	93	109	112	72
- Short-term advances			2	2		
Sub-total	**176**	**210**	**277**	**317**	**281**	**266**
Accrued income	**19**	**19**	**17**	**17**	**22**	**22**
Total	**2,602**	**2,814**	**2,747**	**3,017**	**2,724**	**3,570**

See Notes 2.1.3.5 and 2.1.3.6 for definition of estimated value.

Participating interests and investments in associates accounted for at equity

Investments with a book value in excess of €50 million:

(in millions of euros)	**31/12/2004**	31/12/2003 Pro forma	31/12/2002 Pro forma
Financial institutions	**12,868**	**12,011**	**11,182**
Al Bank Al Saudi Al Fransi	351	346	357
B.E.S.	404	433	415
Regional Banks and subsidiaries	8,405	7,771	7,188
Banca Intesa SpA	3,565	3,375	3,143
Tranquilidade - Tranquilidade Vida[1]	56	44	38
Others	87	42	41
Non-financial companies	**365**	**283**	**273**
Partran[1]	(126)	(124)	(122)
Eurazeo	423		
Rue Impériale		339	335
Others	68	68	60
Net book value	**13,233**	**12,294**	**11,455**

(1) As they are insurance companies, Tranquilidade and Tranquilidade Vida were reclassified in the financial institutions category.

Property, plant and equipment and intangible assets

(in millions of euros)	31/12/2004			31/12/2003 Pro forma	31/12/2002 Pro forma
	Cost	Accumulated depreciation and amortisation	Net	Net	Net
Property, plant and equipment					
- Property, plant & equipment	4,221	1,937	2,284	2,352	2,204
- Assets let to third parties	637	346	291	404	384
Intangible assets[2]	4,836	813	4,023	4,029	4,004
Accrued interest[1]	9		9	3	1
Total	**9,703**	**3,096**	**6,607**	**6,788**	**6,593**

(1) Accrued rents on assets let to third parties.
(2) o/w €3,500 million of goodwill (related to the retail business in France) identified according to CRC Regulation 99-07 in the framework of the first-time consolidation of Crédit Lyonnais.

Other non-current assets: movement in net book value

(in millions of euros)	31/12/2002 Pro forma	31/12/2003 Pro forma	Consolidation changes	Increases (acquisitions)	Decreases (redemptions and disposals)	Foreign exchange translation adjustments	Other movements	31/12/2004
Participating interests and investments in non-consolidated associates								
Cost	2,679	2,753	(12)	661	(601)	(7)	86	2,880
Short-term advances	441	441	5	22	(117)	(1)	(5)	345
Provisions	(698)	(741)		(72)	124	3	(133)	(819)
Other long-term investments								
Cost	313	336	2	19	(42)		(123)	192
Short-term advances		2					(1)	1
Provisions	(33)	(61)		(14)	34		26	(15)
Accrued interest	22	17					1	18
Net book value	**2,724**	**2,747**	**(5)**	**616**	**(602)**	**(5)**	**(149)**	**2,602**
Intangible assets[2]	4,004	4,029	(3)	7	(31)	(2)	23	4,023
Property, plant & equipment	2,588	2,756	(35)	107	(258)	(2)	7	2,575
Accrued interest[1]	1	3					6	9
Net book value	**6,593**	**6,788**	**(38)**	**114**	**(289)**	**(4)**	**36**	**6,607**

(1) Accrued rents on assets let to third parties.
(2) o/w €3,500 million of goodwill (related to the retail business in France) identified according to CRC Regulation 99-07 in the framework of the first-time consolidation of Crédit Lyonnais.

NOTE 10 • Prepayments, accrued income and sundry assets

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Sundry assets[1]	**37,290**	**42,560**	**31,044**
Financial options bought	14,036	21,575	12,222
Codevi bonds	2,196	2,456	2,784
Miscellaneous debtors	16,238	13,661	11,452
Settlement accounts	4,818	4,854	4,571
Due from shareholders - unpaid capital	2	14	15
Prepayments and accrued income	**21,706**	**13,990**	**13,010**
Deferred tax	628	693	578
Items in course of transmission to other banks	4,584	1,415	1,037
Breakdown of Crédit Agricole prepayments and accrued income			
- Items in course of transmission to other banks	6,662	1,555	791
- Accrued income	5,629	4,950	5,723
- Prepayments	358	1,256	1,028
- Unrealised gains and deferred losses on financial futures	769	505	376
- Unamortised bond issue and redemption premiums	195	222	228
- Miscellaneous	1,359	920	402
Crédit Lyonnais prepayments and accrued income	1,522	2,474	2,847
Net book value	**58,996**	**56,550**	**44,054**

(1) Amounts are stated inclusive of associated accrued interest and net of provisions.

NOTE 11 • Provisions deducted from assets

(in millions of euros)	31/12/2002 Pro forma	31/12/2003 Pro forma	Consolidation changes	Charge	Write-back or utilisation	Foreign exchange translation adjustments	Other movements	31/12/2004
Loans and advances to banks	552	428	3	11	(26)	(15)	95	496
Loans and advances to customers	5,844	5,750	40	1,538	(1,830)	(68)	(129)	5,301
Lease finance	342	265		142	(134)		144	417
Available-for-sale, portfolio and held-to-maturity securities	955	1,252	20	228	(507)	(12)	(183)	798
Participating interests, investments in non-consolidated associates and other long-term investments	731	802		86	(158)	(3)	107	834
Others	142	168	(80)	24	(15)	(2)	58	153
Total	**8,566**	**8,665**	**(17)**	**2,029**	**(2,670)**	**(100)**	**92**	**7,999**



Goodwill

Goodwill items exceeding €50 million.

(in millions of euros)	31/12/2004			31/12/2003 Pro forma	31/12/2002 Pro forma
	Gross	Amortisation	Net	Net	Net
Amortised over 5 to 10 years inclusive					
CPR AM	126	(87)	39	48	56
Calyon (Switzerland) SA	118	(37)	81	92	47
EFL	239	(67)	172	196	149
Lukas	363	(144)	219	264	234
Sofinco	990	(700)	290	414	538
Amortised over 10 to 15 years inclusive					
BES	62	(26)	36	41	47
Credibom	66	(8)	58	49	
Amortised over 15 to 20 years inclusive					
Banca Intesa SpA	51	(11)	40	42	45
Paris Ile-de-France Regional bank	77	(12)	65	69	73
Eurazeo	41	(8)	33		
Rue Impériale				8	224
Eurofactor	72	(3)	69		
Finaref Group	1,966	(175)	1,791	1,425	
Finaref Group AB (formerly Ellos Group)	250	(19)	231	181	
Crédit Lyonnais Group[1]	2,125	(211)	1,914	6,618	6,767
Groupe Calyon[1]	1,821	(128)	1,693		
Groupe Prédica[1]	451	(37)	414		
Groupe Segespar[1]	1,928	(136)	1,792		
Groupe Ucabail[1]	163	(11)	152		
Crédit Lyonnais Suisse[1]	412	(29)	383		
Groupe Sofinco[1]	22	(1)	21		
Other companies	430	(241)	189	211	239
Total	**11,773**	**(2,091)**	**9,682**	**9,658**	**8,419**

(1) In 2003, Crédit Lyonnais' first consolidation in Crédit Agricole S.A.'s accounts took place after a review of assets, liabilities and off-balance sheet commitments resulted in the determination of goodwill.
In 2004, this goodwill was re-estimated per business line, on the basis of:
- the intrinsic value of each business line on the acquisition date,
- the expected value generation of the merger of Crédit Lyonnais into Crédit Agricole S.A.'s similar entities.

Due to banks: analysis by maturity date

(in millions of euros)	31/12/2004							31/12/2003 Pro forma	31/12/2002 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Due to banks									
Deposits									
- Demand	15,479				**15,479**	12	**15,491**	13,917	16,783
- Time	30,489	9,854	2,970	1,657	**44,963**	269	**45,232**	47,938	64,934
Securities sold under repurchase agreements	20	208	2,378	3,756	**6,362**	163	**6,525**	5,075	5,778
Securities held under repurchase agreements	33,382	16,637	10,596		**60,615**	320	**60,935**	58,067	54,107
Total	**79,364**	**26,699**	**15,944**	**5,413**	**127,419**	**764**			
Net book value							**128,183**	**124,997**	**141,602**
Crédit Agricole internal transactions									
Current accounts in credit	4,902				**4,902**	9	**4,911**	3,437	5,545
Demand and time deposits	2,119	2,036	3,689	1,353	**9,197**	178	**9,375**	10,065	13,398
Total	**7,021**	**2,036**	**3,689**	**1,353**	**14,099**	**187**			
Net book value							**14,286**	**13,502**	**18,943**

Customer accounts: analysis by maturity date

(in millions of euros)	31/12/2004							31/12/2003 Pro forma	31/12/2002 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Current accounts in credit	47,614				**47,614**	60	**47,674**	41,997	38,962
Government-regulated savings schemes									
- Demand deposits	83,488				**83,488**	389	**83,877**	76,012	67,405
- Time deposits	13,751	13,550	67,927	9,803	**105,031**	428	**105,459**	104,192	101,478
Other debts to customers	35,115	8,555	6,570	2,788	**53,028**	668	**53,696**	53,977	58,018
Securities sold under repurchase agreements	14,145	170	150		**14,465**	21	**14,486**	21,587	18,014
Total	**194,113**	**22,275**	**74,647**	**12,591**	**303,626**	**1,566**			
Net book value							**305,192**	**297,765**	**283,877**

14.1 Customer accounts: geographical analysis

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
France (including overseas departments and territories)	258,211	245,009	230,597
Other European Union countries	16,922	16,094	17,025
Rest of Europe	4,288	6,774	7,709
North America	5,704	9,322	7,739
Central and South America	3,892	1,935	1,365
Africa and the Middle East	8,855	11,475	11,661
Asia and Pacific (excluding Japan)	4,619	4,802	5,672
Japan	2,322	2,354	2,109
Multi-national organisations	379		
Total	**305,192**	**297,765**	**283,877**

14.2 Customer accounts: analysis by customer type

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Individuals and small business customers	228,633	224,062	214,133
Corporates	76,559	73,703	69,744
Total	**305,192**	**297,765**	**283,877**

Debt securities in issue: analysis by maturity date

(in millions of euros)	31/12/2004							31/12/2003 Pro forma	31/12/2002 Pro forma
	≤ 3 months	> 3 months to ≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total gross value	Accrued interest payable	Total		
Savings certificates	85	43	49	1	**178**	5	**183**	280	335
Interbank securities	11	360	305	1,100	**1,776**	55	**1,831**	6,187	8,124
Negotiable debt securities:									
- Issued in France[1]	23,731	3,760	6,553	2,194	**36,238**	193	**36,431**	46,761	34,989
- Issued abroad	18,736	11,849	5,962	2,983	**39,529**	623	**40,152**	13,934	23,557
Bonds (see Note 15.1)	266	1,559	11,756	8,408	**21,989**	338	**22,327**	23,244	23,645
Other debt instruments	108				**108**		**108**	99	151
Total					**99,818**	**1,214**	**101,032**	**90,505**	**90,801**

(1) At 31 December 2003, the Crédit Lyonnais group's negotiable debt securities were allocated entirely to France. The split should have been: €30,786 million in France and €29,909 million abroad.



15.1 Bonds (by currency of issue)

(in millions of euros)	Analysis by maturity date at 31 December 2004[1]			Outstanding at 31/12/2004	Outstanding at 31/12/2003 Pro forma	Outstanding at 31/12/2002 Pro forma
	≤ 1 year	> 1 year to ≤ 5 years	> 5 years			
Euro	**1,458**	**10,793**	**7,151**	**19,402**	**20,161**	**21,206**
- Fixed rate	1,319	6,775	5,798	**13,892**	14,878	16,124
- Floating rate	139	4,018	1,353	**5,510**	5,283	5,082
US Dollar	**117**	**687**	**641**	**1,445**	**1,638**	**688**
- Fixed rate	48	367	283	**698**	926	307
- Floating rate	69	320	358	**747**	712	381
Yen	**54**	**80**	**473**	**607**	**572**	**1,075**
- Fixed rate	54	80	460	**594**	572	120
- Floating rate			13	**13**	0	955
Other currencies	**196**	**196**	**143**	**535**	**393**	**163**
- Fixed rate	156	135	68	**359**	209	96
- Floating rate	40	61	75	**176**	184	67
Total - gross value	**1,825**	**11,756**	**8,408**	**21,989**	**22,764**	**23,132**
- Fixed rate	1,577	7,357	6,609	**15,543**	16,585	16,647
- Floating rate	248	4,399	1,799	**6,446**	6,179	6,485
Accrued interest				338	**480**	**513**
Net book value				**22,327**	**23,244**	**23,645**

(1) Before the impact of hedging contracts.

Accruals, deferred income and sundry liabilities

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Sundry liabilities[1]	**52,198**	**60,090**	**45,249**
Liabilities relating to trading securities	13,964	18,394	15,950
Liabilities relating to stock lending transactions	5,702	6,115	5,637
Financial options sold	14,000	21,751	11,118
Miscellaneous creditors	2,784	2,170	10,410
Settlement accounts	15,662	11,604	2,078
Payments in process	47	46	47
Others	39	10	9
Accruals and deferred income	**23,294**	**20,819**	**19,408**
Items in course of transmission to other banks	3,111	980	1,236
Breakdown of Crédit Agricole accruals and deferred income			
Adjustment accounts	7,428	3,875	2,807
Deferred income	3,135	2,481	2,324
Accrued expenses	7,226	6,705	7,846
Unrealised losses and deferred gains on financial futures	376	283	267
Others	368	262	539
Crédit Lyonnais accruals and deferred income	1,650	6,233	4,389
Total	**75,492**	**80,909**	**64,657**

(1) Amounts are stated inclusive of accrued interest.

General reserves for risks and expenses

(in millions of euros)	31/12/2002 Pro forma	31/12/2003 Pro forma	Consolidation changes	Charge	Write-backs	Amount used	Foreign exchange translation adjustments	Other movements	31/12/2004
Country risks	865	753	(7)	27	(119)		(34)	84	**704**
Financing commitment execution risks	306	293	4	121	(65)	(10)	(5)	36	**374**
Retirement and similar benefits	416	400	17	141	(113)	(59)	(2)	222	**606**
Synergy-related costs (see Note 39)	650	836		129	(24)	(507)	(2)	168	**600**
Sector risks and other credit risks	1,165	1,418		328	(443)	(3)	(28)	(330)	**942**
Negative net assets of unconsolidated interests	173	138		22	(21)	(1)	(7)	(14)	**117**
Litigation	541	351		158	(101)	(77)	(2)	80	**409**
Risk of loss in connection with the internal financing mechanism for home purchase savings schemes	107	80			(19)				**61**
Negative goodwill	223	216	3		(21)				**198**
Others	731	1 002	(40)	395	(310)	(204)	(4)	17	**856**
Total	**5,177**	**5,487**	**(23)**	**1,321**	**(1,236)**	**(861)**	**(84)**	**263**	**4,867**

Fund for General Banking Risks

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Home purchase savings	772	882	998
Liquidity and Solvency Banking Risks[1]	636	615	610
CODEVI (industrial development passbook accounts)			17
Others	425	447	453
Total	**1,833**	**1,944**	**2,078**

(1) This guarantee fund was established at the time of Crédit Agricole S.A.'s initial public offering.

Subordinated debt: analysis by maturity date and issue currency

(in millions of euros)	31/12/2004						31/12/2003 Pro forma	31/12/2002 Pro forma
	≤ 3 months	> 3 months ≤ 1 year	> 1 year ≤ 5 years	> 5 years	Accrued interest payable	Total		
Fixed-term subordinated debt	**100**	**738**	**1,102**	**9,059**	**192**	**11,191**	**10,813**	**11,899**
- Euro	100	543	1,003	8,949	192	**10,787**	10,381	11,308
- US Dollar			21			**21**	397	543
- Yen		195	7	110		**312**	15	25
- Other currencies			71			**71**	20	23
Perpetual subordinated debt[1]				**6,889**	**153**	**7,042**	**7,638**	**2,165**
- Euro				6,889	153	**7,042**	7,622	1,942
- US Dollar						**0**	16	143
- Yen						**0**	0	80
- Other currencies						**0**	0	0
Participating securities and loans				**237**		**237**	**235**	**269**
Short-term shareholders' advances						**0**		
Total	**100**	**738**	**1,102**	**16,185**				
Accrued interest								**71**
Total					**345**	**18,470**	**18,686**	**14,404**

(1) T3CJ (Hybrid capital subscribed by the Regional Banks) account for 26.69% of the Euro line, i.e. €1,839 million.

Changes in shareholder's equity excluding FGBR

(in millions of euros)	Shareholder's equity excluding FGBR (group share)					Minority interests	Total shareholders equity excluding FGBR
	Share capital	Share premiums, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total		
At 31 December 2001	**2,911**	**11,760**	**112**	**211**	**14,994**	**690**	**15,684**
Dividends paid in 2002		(535)			**(535)**	(35)	**(570)**
Dividends received by Regional Banks and subsidiaries in 2002		91			**91**		**91**
Changes in share capital					**0**		**0**
Elimination of treasury stock[1]	(7)	(35)			**(42)**		**(42)**
Change in investment grants			9		**9**		**9**
Foreign exchange translation adjustments				(161)	**(161)**	(26)	**(187)**
Change in revaluation reserves		5			**5**	1	**6**
Net income for 2002		1,064			**1,064**	(3)	**1,061**
Impact of application of CRC Regulation 2000-06		4			**4**		**4**
Other changes		2			**2**	(244)	**(242)**
At 31 December 2002	**2,904**	**12,356**	**121**	**50**	**15,431**	**383**	**15,814**
Dividends paid in 2003		(729)			**(729)**	(10)	**(739)**
Dividends received by Regional Banks and subsidiaries in 2003		103			**103**		**103**
Changes in share capital	1,504				**1,504**		**1,504**
Net change in share premiums		6,306			**6,306**		**6,306**
Elimintion of treasury stock[2]	10	53			**63**		**63**
Change in investment grants			7		**7**		**7**
Foreign exchange translation adjustments				(213)	**(213)**	(291)	**(504)**
Change in revaluation reserves		(7)			**(7)**		**(7)**
Net income at 31 December 2003		1,026			**1,026**	260	**1,286**
Change of method[3]		95			**95**		**95**
Additions to the scope of consolidation[4]					**0**	4,120	**4,120**
Buyout of minority interests[5]					**0**	(18)	**(18)**
Other changes		(15)			**(15)**	(1)	**(16)**
At 31 December 2003	**4,418**	**19,188**	**128**	**(163)**	**23,571**	**4,443**	**28,014**

(1) This sum comprises 4,334,482 Crédit Agricole S.A. shares, held by the company or other Group companies, which do not satisfy the regulatory criteria for recognition in the consolidated balance sheet (see CRC Regulation 2000-02).

(2) The 4,334,482 Crédit Agricole S.A. shares held by Predica since 2002 have been sold outside the Group. At 31 December 2003, 745,968 treasury shares held by Crédit Agricole S.A. were eliminated in the sum of €13,4 million.

(3) Including €119 million in deferred bond issue expenses and €(24) million in discounts on performing loans restructured on off-market terms.

(4) Most of these additions consist of minority interests arising on consolidation of Finaref (75.5%) and Credit Lyonnais (94.8%). CA Preferred Funding also issued €2,428 million of preferred shares.

(5) Minority interests in CA Deveurope BV, Lukas SA, Lukas Bank, EFL and Credibom.

(in millions of euros)	Shareholder's equity excluding FGBR (group share)					Minority interests	Total shareholders equity excluding FGBR
	Share capital	Share premiums, reserves and retained earnings	Investment grants	Foreign exchange translation adjustments	Total		
At 31 December 2003	**4,418**	**19,188**	**128**	**(163)**	**23,571**	**4,443**	**28,014**
Dividends paid in 2004		(801)			**(801)**	(185)	**(986)**
Dividends received by Regional Banks and subsidiaries in 2004		106			**106**		**106**
Change in investment grants			78		**78**		**78**
Foreign exchange translation adjustments				(53)	**(53)**	(140)	**(193)**
Change in revaluation reserves		(2)			**(2)**		**(2)**
Net income at 31 December 2004		2,203			**2,203**	304	**2,507**
Change of method[1]		(110)			**(110)**		**(110)**
Buyout of minority interests[2]						(351)	**(351)**
Restructuring of Group business lines		(51)			**(51)**	31	**(20)**
Other changes		(1)			**(1)**	(61)	**(62)**
At 31 December 2004	**4,418**	**20,532**	**206**	**(216)**	**24,940**	**4,041**	**28,981**

(1) Of which implementation of recommandation CNC 2003-R01 on pension commitments and assimilated, for an after tax amount of €-151 million.
(2) Concerns mainly Finaref group companies and removal of Financière Lapérouse.

BREAKDOWN OF CHANGES IN SHARE CAPITAL BY ORIGIN

(in millions of euros)	31/12/2004	31/12/2003	31/12/2002
Payment of dividends in shares	-	-	-
New share issues for cash	-	445	-
New share issues in exchange for assets	-	1,059	-
Total	**0**	**1,504**	**0**

BREAKDOWN OF CHANGE IN SHARE PREMIUMS BY ORIGIN

(in millions of euros)	31/12/2004	31/12/2003	31/12/2002
Payment of dividends in shares	-	-	-
New share issues for cash	-	1,860	-
New share issues in exchange for assets	-	4,446	-
Total	**0**	**6,306**	**0**

20.1 Preferred shares

Issuing entity	Issue date	Amount (in millions of USD)	Amount (in millions of euros)	**31/12/2004 (in millions of euros)**	31/12/2003 Pro forma (in millions of euros)	31/12/2002 Pro forma (in millions of euros)
CA Preferred Funding LLC	Jan-03	1,500		1,101	1,188	
CA Preferred Funding LLC	Jul-03	550		404	435	
CA Preferred Funding LLC	Dec-03		550	550	550	
Credit Lyonnais Capital SCA[1]	Jul-93	350				336
Credit Lyonnais Preferred Capital 1 LLC	Apr-02		750	750	750	750
Total		**2,400**	**1,300**	**2,805**	**2,923**	**1,086**

(1) In July 2003, Crédit Lyonnais made an early redemption of its 1993 USD 350 million preferred share issue via its Luxembourg subsidiary Crédit Lyonnais Capital SCA.

Capital

(in millions of euros)	**31/12/2004**	31/12/2003 Pro forma	31/12/2002 Pro forma
Shareholders' equity excluding FGBR	**28,981**	**27,911**	**22,675**
Fund for General Banking Risks	1,833	1,944	2,078
Subordinated debt	18,470	18,686	14,404
Other capital	**20,303**	**20,630**	**16,482**
Total	**49,284**	**48,541**	**39,157**

Analysis of the consolidated balance sheet by currency

	Assets			Liabilities and shareholders' equity		
(in billions of euros)	**31/12/2004**	31/12/2003 Pro forma	31/12/2002 Pro forma	**31/12/2004**	31/12/2003 Pro forma	31/12/2002 Pro forma
Euro	672.0	461.6	424.4	670.3	452.8	420.8
Other EU currencies	20.0	3.2	4.7	21.3	9.2	13.6
US Dollar	64.6	32.7	41.2	91.9	53.6	57.0
Yen	31.3	20.0	20.7	9.3	3.4	3.0
Other currencies	27.4	15.1	14.7	22.5	12.5	11.3
Other, aggregate[1]		253.4	250.8		254.5	250.8
Total	**815.3**	**786.0**	**756.5**	**815.3**	**786.0**	**756.5**

(1) Contribution from Crédit Lyonnais at 31/12/2003 and at 31/12/2002.

Off-balance sheet commitments (excluding insurance companies)

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Commitments given (excluding insurance companies)	**177,704**	**170,090**	**177,663**
Financing commitments	**105,100**	**101,324**	**95,536**
Banks	8,081	10,921	13,430
Customers	97,019	90,403	82,106
- Confirmed credit lines	93,560	83,848	76,272
Confirmed documentary credits	*4,793*	*2,505*	
Other confirmed credit lines	*88,767*	*81,343*	*76,272*
- Other	3,459	6,555	5,834
Guarantees	**65,855**	**65,186**	**78,525**
Banks	17,042	18,666	15,013
- Confirmed documentary credits	1,345	1,522	1,771
- Other	15,697	17,144	13,242
Customers	48,813	46,520	63,512
- Guarantees	19,697	12,834	6,510
Property guarantees	*605*	*149*	
Loan repayment guarantees	*7,155*	*6,238*	*6,510*
Guarantees	*11,937*	*6,447*	
- Other[1]	29,116	33,686	57,002
Commitments relating to securities	**6,749**	**3,580**	**3,602**
Commitments received (excluding insurance companies)	**62,728**	**52,424**	**84,137**
Financing commitments	**14,062**	**9,115**	**18,368**
Banks	12,574	7,984	14,688
Customers	1,488	1,131	3,680
Guarantees	**44,148**	**37,814**	**60,394**
Banks[1]	24,639	15,943	33,344
Customers	19,509	21,871	27,050
- Guarantees received from government bodies or similar	8,152	5,975	10,205
- Other	11,357	15,896	16,845
Commitments relating to securities	**4,518**	**5,495**	**5,375**

(1) At 31 December 2003, these commitments include the guarantee given by Crédit Agricole Indosuez and the counter-indemnity received from the Regional Banks within the framework of the public cash and share offer to Crédit Lyonnais made on 16 December 2002.

23.1 Foreign exchange transactions and borrowings

	31/12/2004		31/12/2003 Pro forma		31/12/2002 Pro forma	
(in millions of euros)	To be received	To be delivered	To be received	To be delivered	To be received	To be delivered
Spot	**39,069**	**40,362**	**33,051**	**32,727**	**16,545**	**16,805**
Foreign currencies	30,688	28,840	26,943	27,327	12,899	12,760
Euros	8,381	11,522	6,108	5,400	3,646	4,045
Forward	**548,868**	**578,784**	**636,430**	**633,515**	**715,002**	**717,557**
Foreign currencies	427,405	467,930	390,262	396,820	411,126	408,973
Euros	121,463	110,854	91,241	87,847	123,013	127,116
Unallocated[1]			154,927	148,848	180,863	181,468
Lending and borrowing in foreign currencies (excluding Crédit Lyonnais)	**2,595**	**899**	**3,461**	**1,813**	**2,971**	**2,322**
Total	**590,532**	**620,045**	**672,942**	**668,055**	**734,518**	**736,684**

(1) Contribution from Crédit Lyonnais at 31/12/2003 and at 31/12/2002.

23.2 Securitisation transactions and dedicated funds

SECURITISATION TRANSACTIONS CARRIED OUT ON BEHALF OF CUSTOMERS

Calyon has carried out a number of securitisation transactions on behalf of its customers:

- On 31 December 2004, a €1.4 billion portfolio was securitised in North America with the bank's assistance, through four non-consolidated SPVs (Porticoes Funding, L.P., Indosuez Capital Funding VI Limited, LCM I Limited Partnership and LCM II Limited Partnership) and three consolidated SPVs (Serves, Indosuez Capital Funding IIA Limited and Indosuez Capital Funding III Limited), in which the bank held €15.4 million of subordinated shares net of provisions at that date;
  Calyon manages a non-consolidated SPV, Hexagon Finance a.r.l., for operations carried out in Europe on behalf of its customers. At 31 December 2004, Calyon had issued a total of €166 million in letters of credit to guarantee the risk of default attaching to the assets securitised by its customers. Hexagon Finance a.r.l. finances these assets by issuing commercial paper in the money market. No provision was considered necessary at 31 December 2004.
  In addition, the bank had granted a total of €4.6 billion in cash lines at 31 December 2004 to the SPVs involved in these transactions.
- At 31 December 2004, a portfolio was securitised in Europe with the bank's assistance, through three non-consolidated SPVs (LMA, H2O, et ESF). These SPVs finance themselves by issuing commercial paper in the French and euro money markets. In addition, the bank had granted a total of €4.6 billion in cash lines at 31 December 2004 to the SPVs involved in these transactions.
- Calyon manages a portfolio in North America through two non-consolidated asset-backed commercial paper vehicles, Atlantic Asset Securitization Corp. and La Fayette Asset Securitization. At 31 December 2004, Calyon had issued a total of €462.5 million in letters of credit to guarantee a portion of the risk of default attaching to the assets securitised by its customers. In addition, the bank had granted a total of €4.6 billion in cash lines at 31 December 2004 to the SPVs involved in these transactions.

SECURITISATION TRANSACTIONS ON OWN ACCOUNT

Calyon and Crédit Lyonnais carry out securitisation transactions on their own account:

a) Transactions carried out by Calyon

As part of its portfolio management strategy, Calyon carried out a new securitisation transaction during 2004 (Orphée 2) and terminated another (Chloé 1) just before its maturity. Consequently, it still has nine synthetic securitisation transactions outstanding maturing between June 2005 and October 2009, bringing the total to €19.6 billion, principally comprising loans to large European and American corporates. Calyon has retained a first-loss risk (the most subordinated tranches of each transaction, which do not initially have investment-grade rating) averaging 2.7%.

As these are synthetic transactions, the loans concerned are kept on the bank's balance sheet or off-balance sheet items as applicable, while most of the credit enhancement is recorded off-balance sheet, under financial instruments (credit derivatives bought, see Note 24, Hedging transactions).

At 31 December 2004, the bank had retained a total of €536 million in non-investment-grade risk, plus a residual share in the investment-grade tranches amounting to €381 million.

b) Transactions carried out by Crédit Lyonnais

At 31 December 2004, Crédit Lyonnais had carried out two securitisation transactions for its own account.

One of these transactions was made by way of asset sales, totalling €259 million at 31 December 2004, with Crédit Lyonnais retaining a portion of the risk amounting to €11.4 million. These transactions involve mortgage loans granted to personal customers in the French branch network.

The other transaction is a synthetic securitisation transaction amounting to a total of €1,953 million at 31 December 2004. Crédit Lyonnais has retained a first-loss risk of €4.3 million. The transaction involved a portfolio of loans to major companies.

DEDICATED FUNDS

Calyon owns 100% of Korea 21st Century TR, a South Korean fund consolidated since 1 January 2003, with €8.7 million of funds under management at 31 December 2004.

Calyon also owns shares in funds which are consolidated after their first year of existence where it owns more than 50%. The following table shows a breakdown at 31 December 2004:

Name of fund	Year of creation (approval)	Calyon investment (in millions of euros)	Funds under management (in millions of euros)	Consolidated
Equalt Convertible Arbitrage	2000	67.2	80.6	Yes
Equalt Pair Trading/ Equity Hedge	2000	24.5	132.4	No
Equalt Moyen Terme	1992	5.7	15.7	No
Equalt Long Terme	2001	7	19.6	No
Equalt Systematic Futures	2002	28.4	48.3	Yes
Equalt Core Forex	2001	34.5	41.1	Yes
Equalt Statistical Arbitrage	2002	62.3	64.1	Yes
Equalt Fixed Income Arbitrage	2002	95.9	113.5	Yes
Equalt Selection	2003	10.5	28.3	Yes
Equalt Fixed Income Arbitrage *2	2004	25	21.4	Yes
Liberty View Plus Funds	1998	100.8	na	No
Liberty View Income Fund	2001	17.1	na	No
Equalt Pair Trading *2	2004	10	10.1	No

na: not available.

Financial futures and options

(in millions of euros)	31/12/2004			31/12/2003 Pro forma	31/12/2002 Pro forma
	Hedging transactions	Other transactions	Total	Total	Total
Futures and forwards	**81,834**	**5,456,779**	**5,538,613**	**4,330,890**	**3,615,999**
Exchange traded[1]	**4,544**	**98,081**	**102,625**	**185,920**	**304,401**
Interest rate futures	4,478	13,972	**18,450**	145,265	268,781
Currency futures		31,057	**31,057**	9,168	10,517
Equity and stock index instruments	66	53,052	**53,118**	31,487	25,103
Other			**0**	0	0
OTC[1]	**77,290**	**5,358,698**	**5,435,988**	**4,144,970**	**3,311,598**
Interest rate swaps	71,420	4,254,175	**4,325,595**	3,301,312	2,650,572
Forward rate agreements	346	665,461	**665,807**	557,394	420,116
Equity and stock index instruments	342	48,099	**48,441**	39,411	42,301
Other	5,182	390,963	**396,145**	246,853	198,609
Options	**25,657**	**1,376,126**	**1,401,783**	**1,174,862**	**832,861**
Exchange traded	**1,122**	**24,391**	**25,513**	**195,364**	**196,905**
Interest					
- Bought		6,998	**6,998**	7,073	11,092
- Sold	50	10,376	**10,426**	13,808	11,643
Equity and stock index options					
- Bought	22	2,243	**2,265**	75,656	65,795
- Sold		2,051	**2,051**	61,280	61,125
Currency options					
- Bought	527	1,359	**1,886**	18,611	23,598
- Sold	523	1,364	**1,887**	18,936	23,652
OTC	**24,535**	**1,351,735**	**1,376,270**	**979,498**	**635,956**
Swap options					
- Bought	95	400,824	**400,919**	71,144	30,922
- Sold	164	2,818	**2,982**	76,907	32,041
Interest rate options					
- Bought	3,153	14,995	**18,148**	220,290	178,527
- Sold	2,578	476,956	**479,534**	189,967	149,869
Equity and stock index options					
- Bought	955	60,951	**61,906**	13,179	10,918
- Sold	598	2,830	**3,428**	23,677	39,822
Currency options					
- Bought	71	162,599	**162,670**	165,144	92,605
- Sold	70	162,564	**162,634**	165,534	92,613
Other options					
- Bought			**0**	37	0
- Sold			**0**	38	0
Credit derivatives					
- Bought	16,789	62,733	**79,522**	46,192	4,769
- Sold	62	4,465	**4,527**	7,389	3,870
Total	**107,491**	**6,832,905**	**6,940,396**	**5,505,752**	**4,448,860**

(1) For futures and forwards, the amounts stated are the aggregate short and long positions in the case of interest rate swaps and swap options, and the aggregate bought and sold contracts in the case of other contracts.

24.1 Financial futures and options: analysis by maturity date

	Exchange traded			OTC			31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Notional amount *(in millions of euros)*	≤ 1 year	> 1 year to ≤ 5 years	> 5 years	≤ 1 year	> 1 year to ≤ 5 years	> 5 years	Total	Total	Total
Interest rate instruments	**34,285**	**1,587**	**2**	**2,315,853**	**2,362,323**	**1,214,810**	**5,928,860**	**4,583,160**	**3,753,565**
Futures	17,699	779	2				**18,450**	145,265	268,780
Forward rate agreements				523,114	142,694		**665,808**	557,395	420,116
Interest rate swaps				1,621,995	1,787,491	916,108	**4,325,594**	3,301,313	2,650,572
Interest rate options				93,041	185,874	126,590	**405,505**	148,051	62,964
Caps, floors and collars				73,799	244,781	169,447	**488,027**	170,548	142,810
Other options	16,616	808		3,904	1,483	2,665	**25,476**	260,588	208,323
Foreign currency and gold	**29,020**	**5,810**	**0**	**424,997**	**214,275**	**82,177**	**756,279**	**624,247**	**441,593**
Currency futures	25,412	5,645		125,992	189,934	80,219	**427,202**	256,021	209,125
Currency options	3,608	165		299,005	24,341	1,958	**329,077**	368,226	232,468
Other financial instruments	**53,374**	**4,061**	**0**	**51,176**	**127,572**	**19,074**	**255,257**	**298,345**	**253,702**
Equity and stock index derivatives	1,366			42,501	59,400	9,036	**112,303**	87,232	225,019
Precious metal derivatives	3			164	10		**177**	0	20,044
Commodity derivatives	52,005	4,061		2,370	293		**58,729**	0	0
Credit derivatives				6,141	67,869	10,038	**84,048**	53,580	
Other[1]							**0**	157,533	8,639
Sub-total	**116,679**	**11,458**	**2**	**2,792,026**	**2,704,170**	**1,316,061**	**6,940,396**	**5,505,752**	**4,448,860**
Forward currency transactions				364,057	526,967	220,123	**1,111,147**	1,269,944	1,432,558
Total	**116,679**	**11,458**	**2**	**3,156,083**	**3,231,137**	**1,536,184**	**8,051,543**	**6,775,696**	**5,881,418**

(1) Contribution from Crédit Lyonnais.

At 2004 year-end information on the fair value of derivative instruments is not available under the requirements of regulations CRC 2004.16 and 2004.17.

24.2 Financial futures and options: counterparty risk

(in millions of euros)	31/12/2004		31/12/2003 Pro forma		31/12/2002 Pro forma	
	Marked-to-market value	Potential credit risk	Marked-to-market value	Potential credit risk	Marked-to-market value	Potential credit risk
OECD governments, central banks and similar institutions	3,485	1,841	335	270	462	225
OECD financial institutions and similar institutions	85,433	43,578	51,732	22,959	56,101	19,357
Other counterparties	11,097	5,539	3,273	1,915	4,062	2,292
Total by counterparty type (excluding Crédit Lyonnais)	**100,015**	**50,958**	**55,340**	**25,144**	**60,625**	**21,874**
By instrument						
Interest rates, currency and commodities	104,492	45,327	50,839	23,581	51,195	20,016
Equity and index derivatives	6,455	8,306	4,501	1,563	9,430	1,858
Impact of netting agreements (excluding Crédit Lyonnais)	**79,431**	**24,901**	**43,198**	**11,784**	**45,174**	**9,754**
Crédit Lyonnais Group	**947**	**1,109**	**6,749**	**8,925**	**9,705**	**7,164**
Total after impact of netting agreements	**21,531**	**27,166**	**18,891**	**22,285**	**25,156**	**19,284**

Contracts between members of the network are not included since they carry no risk.



Employee benefits - defined benefit plans

Evaluation of post-employment and other long-term benefits

The Group's actuarial liability in respect of pension and similar benefits is covered either by dedicated funds or by provisions.

The table below shows details of the change in the actuarial liability, the value of plan assets and provisions for the Group's French entities [1], which represent approximately 80% of provisions taken (€606 million at 31 December 2004, see note 17).

(1) Exceptionally including Calyon UK.

Change in actuarial liability *(€ millions)*	Total
Opening liability	**1,029**
Current service cost	35
Impact of discounting	50
Employee contributions	1
Plan revision / curtailment / settlement	-6
Acquisitions, divestments (change in scope of consolidation)	-9
Early retirement allowances	0
Benefits paid	-56
Actuarial (gains)/losses	-9
Closing liability	**1,035**

Breakdown of the charge recognised in the income statement *(€ millions)*	31/12/04
Current service cost	35
Impact of discounting	50
Expected return on assets during the period	-26
Amortisation of past service cost	1
Other gains or losses	-7
Net charge recognised in the income statement	**53**

Changes in fair value of plan assets *(€ millions)*	Total
Fair value of assets / reimbursement rights at 31 December 2003	534
Expected return on assets	24
Actuarial gains/(losses) on plan assets	-4
Employer's contributions	22
Employee contributions	1
Plan revision / curtailment / settlement	0
Acquisitions, divestments (change in scope of consolidation)	7
Early retirement allowances	0
Benefits paid	-25
Fair value of assets / reimbursement rights at 31 December 2003	**559**

Calculation of provision *(€ millions)*	31 December 2004
Actuarial liability	1,035
Fair value of assets / reimbursement rights	559
Provision	**476**

Actuarial assumptions used:

Calculations include assumptions on the discount rate, inflation, mortality, employee turnover, and projected future salaries.

The discount rates used are equal to the risk-free government bond rate plus a margin to obtain a proxy for first-class issuers. The rates used have a maturity equivalent to the average maturity of the plans concerned.

Some assumptions (employee turnover, salary increases) are made on an entity by entity basis.

The weighted average discount rate used was approximately 4.5% at 31 December 2004.

Impact of change in accounting treatment:

Differences on first-time adoption of CNC recommendation 2003-R.01 on 1 January 2004 have been taken to shareholders' equity.

The change in accounting treatment had the effect of decreasing shareholders' equity by €151 million net of tax (including the impact relating to equity associates) (see note 20).

Net interest and similar income

(in millions of euros)	**31/12/2004**	31/12/2003 Pro forma	31/12/2002 Pro forma
Loans and advances to banks	5,217	6,120	12,459
Crédit Agricole internal transactions	5,729	6,300	6,461
Loans and advances to customers	9,199	9,112	10,051
Lease finance	1,648	1,246	2,919
Bonds and other fixed-income securities (see Note 27)	2,063	2,922	2,916
Other interest income	128	160	249
Interest and similar income receivable	**23,984**	**25,860**	**35,055**
Deposits by banks	(7,368)	(8,093)	(15,268)
Crédit Agricole internal transactions	(809)	(910)	(1,165)
Customer accounts	(8,157)	(8,201)	(8,667)
Lease finance	(967)	(420)	(2,130)
Bonds and other fixed-income securities	(3,326)	(3,750)	(4,055)
Ohter interest income	(404)	(355)	(314)
Interest and similar expense payable	**(21,031)**	**(21,729)**	**(31,599)**
Net interest and similar income	**2,953**	**4,131**	**3,456**

Income from securities

	Fixed-income securities			Variable-income securities		
(in millions of euros)	**31/12/2004**	31/12/2003 Pro forma	31/12/2002 Pro forma	**31/12/2004**	31/12/2003 Pro forma	31/12/2002 Pro forma
Participating interests, investments in non-consolidated associates and other long-term investments				88	90	113
Available-for-sale and portfolio securities	797	655	856	79	138	99
Codevi passbook accounts	117	143	154			
Held-to-maturity securities	857	1,470	1,590			
Other securities transactions	292	654	316			
Total	**2,063**	**2,922**	**2,916**	**167**	**228**	**212**

Net fee and commission income

	31/12/2004			31/12/2003 Pro forma			31/12/2002 Pro forma		
(in millions of euros)	Income	Expense	Net	Income	Expense	Net	Income	Expense	Net
Interbank transactions	167	(91)	76	148	(183)	(35)	227	(159)	68
Crédit Agricole internal transactions	108	(555)	(447)	71	(967)	(896)	68	(951)	(883)
Customer transactions	1,529	(313)	1,216	1,664	(297)	1,367	1,658	(340)	1,318
Securities transactions	540	(168)	372	427	(169)	258	387	(113)	274
Foreign exchange transactions	25	(24)	1	159	(36)	123	42	(9)	33
Financial future and forward instruments and options			0						
and other off-balance sheet transactions	120	(78)	42	136	(90)	46	147	(175)	(28)
Banking and financial services[1]	3,533	(2,309)	1,224	2,881	(1,673)	1,208	2,863	(1,551)	1,312
Total	**6,022**	**(3,538)**	**2,484**	**5,486**	**(3,415)**	**2,071**	**5,392**	**(3,298)**	**2,094**
(1) Including life insurance			*(510)*			*(490)*			*(469)*

Note 29 Trading profits/(losses)

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Trading securities and derivatives	1,253	3,382	2,791
Foreign exchange and similar transactions	1,814	223	518
Total	**3,067**	**3,605**	**3,309**

Note 30 Net gains/(loss) on securities transactions

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Available-for-sale securities			
Impairment provisions	(49)	(48)	(111)
Write-back of provisions	116	113	101
Net change in provisions	**67**	**65**	**(10)**
Gains on disposals	1 146	249	587
Losses on disposals	(690)	(145)	(247)
Net gain/(loss) on disposals	**456**	**104**	**340**
Net gain/(loss) on available-for-sale securities	**523**	**169**	**330**
Portfolio securities			
Impairment provisions	(80)	(274)	(273)
Write-back of provisions	231	143	86
Net change in provisions	**151**	**(131)**	**(187)**
Gains on disposals	244	158	297
Losses on disposals	(76)	(108)	(58)
Net gain/(loss) on disposals	**168**	**50**	**239**
Net gain/(loss) on portfolio securities	**319**	**(81)**	**52**
Total net gain/(loss) on securities transactions	**842**	**88**	**382**

Note 31 Operating expenses

31.1 Personnel costs

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Salaries	(3,194)	(3,448)	(3,329)
Social security	(1,271)	(1,273)	(1,207)
Incentive schemes and profit-sharing	(155)	(167)	(250)
Payroll-related tax	(104)	(83)	(73)
Total	**(4,724)**	**(4,971)**	**(4,859)**

In 2004, remuneration paid to the Members of the Executive Committee of Crédit Agricole S.A. Group amounted €10 million.

31.2 Year-end number of employees

	31/12/2004	31/12/2003 Pro forma
Total	**62,001**	**64,384**
o/w : France	43,329	44,556
International	18,672	19,828

31.3 Other operating expenses

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Taxes other than on profit or payroll-related	(258)	(275)	(278)
External services and other costs	(3,249)	(3,104)	(3,061)
Total	**(3,507)**	**(3,379)**	**(3,339)**

Note 32 Risk-related costs

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Charge to provisions	**(2,204)**	**(2,534)**	**(2,413)**
Doubtful debts	(1,731)	(2,091)	(2,002)
Other provisions	(473)	(443)	(411)
Write-back of provisions	**1,668**	**1,472**	**1,709**
Doubtful debts	1,113	1,149	954
Other provisions	555	323	755
Net change	**(536)**	**(1,062)**	**(704)**
Bad debts written off - not provided for	(150)	(186)	(213)
Recoveries on bad debts written off	110	127	147
Total	**(576)**	**(1,121)**	**(770)**

Note 33 Net gain/(loss) on disposal of non-current assets

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Long-term investments			
Charge to impairment provisions			
Held-to-maturity securities	(1)	(4)	(9)
Participating interests and other long-term investments	(82)	(109)	(314)
Write-back of impairment provisions			
Held-to-maturity securities	2	2	1
Participating interests and other long-term investments	158	136	311
Net change	**77**	**25**	**(11)**
Held-to-maturity securities	1	(2)	(8)
Participating interests and other long-term investments	76	27	(3)
Gains on disposal			
Held-to-maturity securities	18	24	18
Participating interests and other long-term investments	191	71	288
Losses on disposal			
Held-to-maturity securities	(4)	(36)	(3)
Participating interests and other long-term investments	(221)	(144)	(428)
Net gain/(loss) on disposal	**(16)**	**(85)**	**(125)**
Held-to-maturity securities	14	(12)	15
Participating interests and other long-term investments	(30)	(73)	(140)
Net gain/(loss)	**61**	**(60)**	**(136)**
Property, plant and equipment and intangible assets			
Gains on disposal	27	41	34
Losses on disposal	(10)	(30)	(22)
Net gain/(loss) on disposal	**17**	**11**	**12**
Total	**78**	**(49)**	**(124)**



Corporate income tax

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Current tax	(678)	(694)	(314)
Deferred tax income/(charge)	(179)	(28)	(114)
Total	**(857)**	**(722)**	**(428)**

Effective tax rate	At 31 December 2004		
(in millions of euros and% tax rate)	Base	Tax rate	Tax
Profit before tax, goodwill amortisation and share in profit/(loss) of equity affiliates	2,980	35.43 %	(1,056)
Impact of permanent timing differences		0.57%	(17)
Impact of different tax rates on foreign subsidiaries		-4.66%	139
Impact of losses for the year, utilisation of tax loss carry-forwards and timing differences		-3.15%	94
Impact of taxation at a reduced taxe		-1.58%	47
Impact of other items		2.15%	(64)
Effective tax rate and charge		28.75%	(857)

Share in net income/(loss) of equity associates

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Non-financial companies	12	22	(38)
Financial institutions	1,101	834	512
Total	**1,113**	**856**	**474**

Extraordinary items

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Early retirement benefits	(1)	(16)	(5)
Gains on disposal			53
Insurance premiums and indemnities		6	
Euro			(18)
Information systems and restructuring	2	(28)	(106)
Litigation	(14)	8	5
Contribution to guarantee fund - deposits and securities			(1)
Other[1]	(42)	9	(94)
Total	**(55)**	**(21)**	**(166)**

(1) The 2002 figure includes the foreign exchange loss arising on deconsolidation of Banco Bisel.

Information relating to income from banking activities

37.1 Net banking income by business line and geographical region[1]

(in millions of euros)	31/12/2004							31/12/2003 Pro forma	31/12/2002 Pro forma
	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines	Total business lines	Total business lines
France (including overseas department and territories)	3,393	1,600	2,229	1,673	33	(452)	**8,476**	3,333	3,189
Other European Union countries	0	772	268	758	24	(24)	**1,798**	1,094	964
Rest of Europe	0	15	212	128	0	0	**355**	398	417
North America	0	0	32	715	0	157	**904**	372	299
Central and South America	0	0	18	9	18	2	**47**	22	37
Africa and Middle-East	0	0	0	51	277	0	**328**	139	158
Asia and Pacific (excluding Japan)	0	0	11	468	0	0	**479**	175	194
Japan	0	0	12	114	0	0	**126**	52	71
Contribution from Crédit Lyonnais Group							**0**	7,136	6,330
Net banking income	**3,393**	**2,387**	**2,782**	**3,916**	**352**	**(317)**	**12,513**	**12,721**	**11,659**

(1) The above analysis was derived in part from management information systems.

37.2 Net banking income before goodwill amortisation at 31 December 2004 by business line[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,393**	**2,387**	**2,782**	**3,916**	**352**	**(317)**	**12,513**
Operating expenses	(2,479)	(1,398)	(1,385)	(2,656)	(278)	(556)	**(8,752)**
Gross operating income	**914**	**989**	**1,397**	**1,260**	**74**	**(873)**	**3,761**
Risk-related costs	(158)	(342)	(11)	(37)	(32)	4	**(576)**
Net operating income	**756**	**647**	**1,386**	**1,223**	**42**	**(869)**	**3,185**
Share in net income/(loss) of equity associates[2]	718	(3)	12	73	305	8	**1,113**
Net gain/(loss) on disposals of non-current assets				30		48	**78**
Pre-tax income on ordinary activities	**1,474**	**644**	**1,398**	**1,326**	**347**	**(813)**	**4,376**
Integration-related costs		(17)	(59)	(135)	(1)	(137)	**(349)**
Extraordinary items		(7)	4	3	(7)	(48)	**(55)**
Tax	(287)	(220)	(421)	(236)	(5)	312	**(857)**
Net charge to/(write-back from) Fund for General Banking Risks		1		8		112	**121**
Net income before goodwill amortisation	**1,187**	**401**	**922**	**966**	**334**	**(574)**	**3,236**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations of the Regional Banks and their subsidiaries and their contribution to French retail banking are provided in Note 37.2.1.



37.2 Pro forma net income before goodwill amortisation at 31 December 2003 by business line[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,312**	**2,208**	**2,635**	**4,763**	**359**	**(556)**	**12,721**
Operating expenses	(2,409)	(1,264)	(1,343)	(3,117)	(279)	(477)	**(8,889)**
Gross operating income	**903**	**944**	**1,292**	**1,646**	**80**	**(1,033)**	**3,832**
Risk-related costs	(157)	(356)	1	(561)	(52)	4	**(1,121)**
Net operating income	**746**	**588**	**1,293**	**1,085**	**28**	**(1,029)**	**2,711**
Share in net income/(loss) of equity associates[2]	630	4	7		209	6	**856**
Net gain/(loss) on disposals of non-current assets				25		(74)	**(49)**
Pre-tax income on ordinary activities	**1,376**	**592**	**1,300**	**1,110**	**237**	**(1,097)**	**3,518**
Integration-related costs		(8)	(41)	(313)		(151)	**(513)**
Extraordinary items	(24)	(1)	(3)	(30)	(2)	39	**(21)**
Tax	(262)	(219)	(408)	(228)	(12)	407	**(722)**
Net charge to/(write-back from) Fund for General Banking Risks		2	(5)	8		126	**131**
Net income before goodwill amortisation	**1,090**	**366**	**843**	**547**	**223**	**(676)**	**2,393**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations of the Regional Banks and their subsidiaries and their contribution to French retail banking are provided in Note 37.2.1.

37.2 Pro forma net income before goodwill amortisation at 31 December 2002 by business line[1]

(in millions of euros)	French retail banking	Specialised financial services	Asset management, insurance and private banking	Corporate and investment banking	International retail banking	Proprietary asset management and other activities	Total business lines
Net banking income	**3,198**	**1,447**	**2,377**	**4,546**	**411**	**(320)**	**11,659**
Operating expenses	(2,354)	(919)	(1,386)	(3,287)	(308)	(446)	**(8,700)**
Gross operating income	**844**	**528**	**991**	**1,259**	**103**	**(766)**	**2,959**
Risk-related costs	(71)	(214)	(15)	(544)	(126)	200	**(770)**
Net operating income	**773**	**314**	**976**	**715**	**(23)**	**(566)**	**2,189**
Share in net income/(loss) of equity associates[2]	464	4	4	0	41	(39)	**474**
Net gain/(loss) on disposals of non-current assets			16	16	(33)	(123)	**(124)**
Pre-tax income on ordinary activities	**1,237**	**318**	**996**	**731**	**(15)**	**(728)**	**2,539**
Extraordinary items	(18)	(17)	(11)	(27)	(51)	(42)	**(166)**
Tax	(227)	(106)	(295)	(206)	9	397	**(428)**
Net charge to/(write-back from) Fund for General Banking Risks	0	(3)	(2)	5	0	98	**98**
Net income before goodwill amortisation	**992**	**192**	**688**	**503**	**(57)**	**(275)**	**2,043**

(1) The above analysis was derived in part from management information systems.
(2) Details of the operations of the Regional Banks and their subsidiaries and their contribution to French retail banking are provided in Note 37.2.1.

37.2.1 FRENCH RETAIL BANKING - OPERATIONS AND CONTRIBUTION OF REGIONAL BANKS AND THEIR SUBSIDIARIES

(in millions of euros)	31/12/2004	31/12/2003 Pro forma	31/12/2002 Pro forma
Net banking income	**11,506**	**11,040**	**10,318**
Operating expenses	(6,482)	(6,359)	(6,248)
Gross operating income	**5,024**	**4,681**	**4,070**
Risk-related costs	(786)	(851)	(535)
Net operating income	**4,238**	**3,830**	**3,535**
Net gain/(loss) on disposals of non-current assets	(56)	(56)	(39)
Pre-tax income on ordinary activities	**4,182**	**3,774**	**3,496**
Extraordinary items	(142)	(134)	(130)
Tax	(1,348)	(1,269)	(960)
Charge to Fund for General Banking Risks	41	83	(265)
Aggregate reported net income of consolidated Regional Banks	**2,733**	**2,454**	**2,141**
Aggregate reported net income of consolidated Regional Banks' subsidiaries	**46**	**46**	**44**
Consolidation restatements and eliminations	66	75	(136)
Consolidated net income of equity associates (100%)	**2,845**	**2,575**	**2,049**
Consolidated net income of equity associates (25%)	**712**	**644**	**512**
Consolidation restatements and eliminations	(106)	(97)	(89)
Gain on increase in share of Regional Bank's retained earnings	22	2	41
Gain on increase in share of Regional Bank's profit[1]	90	81	
Share in net income/(loss) of equity associates	**718**	**630**	**464**

(1) Difference between dividends actually paid by the Regional Banks to Crédit Agricole S.A. and dividends calculated on the basis of Crédit Agricole S.A.'s percentage ownership of the Regional Banks.

37.3 Net income before goodwill amortisation by geographical region[1]

	31/12/2004													31/12/2003 Pro forma	31/12/2002 Pro forma
(in millions of euros)	Net banking income	Operating expenses	Gross operating income	Risk-related costs	Operating income	Share in net income/(loss) of equity associates	Net gain/(loss) on disposal of non-current assets	Pre-tax income on ordinary activities	Integration-related costs	Extraordinary items	Tax	Net charge to/(write-back from) Fund for General Banking Risks	Net income before goodwill amortisation	Net income before goodwill amortisation	Net income before goodwill amortisation
France (including overseas departments and territories)	8,476	(6,352)	2,124	(574)	1,550	720	49	2,319	(123)	(1)	(538)	107	**1,764**	1,103	1,710
Other European Union countries	1,798	(1,132)	666	(95)	571	313	30	914	(88)	(49)	(137)	14	**654**	611	71
Rest of Europe	355	(231)	124	(3)	121	0	(1)	120	(11)	0	(32)	0	**77**	115	158
North America	904	(364)	540	59	599	0	(1)	598	(79)	3	(67)	0	**455**	306	(7)
Central and South America	47	(27)	20	0	20	6	(1)	25	0	1	0	0	**26**	5	(76)
Africa and the Middle-East	328	(212)	116	6	122	73	2	197	0	(9)	(26)	0	**162**	123	113
Asia and Pacific (excluding Japan)	479	(329)	150	30	180	1	0	181	(31)	0	(45)	0	**105**	130	61
Japan	126	(105)	21	1	22	0	0	22	(17)	0	(12)	0	**(7)**	0	13
Total	**12,513**	**(8,752)**	**3,761**	**(576)**	**3,185**	**1,113**	**78**	**4,376**	**(349)**	**(55)**	**(857)**	**121**	**3,236**	**2,393**	**2,043**

(1) The above analysis was derived in part from management information systems.



NOTE 38 Insurance activities

As required by French law, the group applies the specific accounting policies and valuation methods applicable to insurance business as set out in the French Insurance Code.

38.1 Insurance companies' investments

(in millions of euros)	31/12/2004			31/12/2003 Pro forma			31/12/2002 Pro forma		
	Gross book value	Book value	Fair value	Gross book value	Book value	Fair value	Gross book value	Book value	Fair value
1. Property investments (incl. assets in progress)	3,523	3,508	4,034	3,115	3,100	3,442	2,757	2,747	2,903
2. Equities and other variable-income securities other than mutual funds	4,310	4,214	4,733	3,781	3,726	3,738	3,373	3,340	2,906
3. Mutual funds other than those in category 4 (below)	14,159	14,159	14,510	8,886	8,884	8,471	7,503	7,503	6,251
4. Mutual funds invested exclusively in fixed-income securities	9,195	9,195	10,355	8,275	8,275	9,696	9,049	9,049	10,379
5. Bonds and other fixed-income securities	92,754	93,493	101,292	88,282	88,944	94,299	79,622	80,855	85,287
6. Mortgage loans	4	4	4	4	4	4	6	6	6
7. Other loans and similar items	353	353	353	422	422	422	433	433	433
8. Deposits with ceding companies	264	311	354	2	2	2	3	3	3
9. Other deposits, cash collateral deposits and other investments	141	141	156	1,559	1,559	1,657	130	130	138
10. Assets backing unit-linked business	15,593	15,593	15,593	13,730	13,731	13,731	12,274	12,274	12,274
Total	**140,296**	**140,971**	**151,384**	**128,056**	**128,647**	**135,462**	**115,150**	**116,340**	**120,580**
Consolidation restatements		**(1,737)**			**(1,359)**			**(1,650)**	
Net book value		**139,234**			**127,288**			**114,690**	

38.2 Other insurance-related assets

(in millions of euros)	31/12/2004			31/12/2003 Pro forma			31/12/2002 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Assets connected with direct insurance	112	307	**419**	337	234	**571**	368	189	**557**
Assets connected with reinsurance business	52	12	**64**	207	163	**370**	2	152	**154**
Deferred acquisition costs	40	62	**102**	4	49	**53**	2	40	**42**
Technical reinsurance valuations			**0**			**0**			**0**
Unrealised foreign exchange gains	1		**1**			**0**	1		**1**
Other assets			**0**			**0**			**0**
Total	**205**	**381**	**586**	**548**	**446**	**994**	**373**	**381**	**754**
Consolidation restatements			**(51)**			**(5)**			
Net book value			**535**			**989**			**754**

38.3 Analysis of insurance companies' technical reserves

(in millions of euros)	31/12/2004			31/12/2003 Pro forma			31/12/2002 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Unearned premiums reserve	9	392	**401**	2	326	328		279	279
Life reserve	114,695		**114,695**	104,062		104,062	94,855		94,855
Claims reserve	1,155	859	**2,014**	1,167	816	1,983	836	662	1,498
With-profits reserve	2,691	48	**2,739**	2,440	63	2,503	2,156	68	2,224
Equalisation reserves		8	**8**	23	8	31	11	6	17
Other technical reserves	395	460	**855**	45	415	460	1	401	402
Total excluding unit-linked technical reserves	**118,945**	**1,767**	**120,712**	**107,739**	**1,628**	**109,367**	**97,859**	**1,416**	**99,275**
Unit-linked technical reserves	14,425		**14,425**	13,702		13,702	12,275		12,275
Total technical reserves - gross	**133,370**	**1,767**	**135,137**	**121,441**	**1,628**	**123,069**	**110,134**	**1,416**	**111,550**
Reinsurers' share in technical reserves	(506)	(165)	**(671)**	(252)	(137)	(389)	(97)	(95)	(192)
Net technical reserves[1]	**132,864**	**1,602**	**134,466**	**121,189**	**1,491**	**122,680**	**110,037**	**1,321**	**111,358**

(1) These reserves include €486 million of adjustments made within the context of discussions with the Commission de Contrôle des Assurances.

Contracts written on the Group's behalf to match its employee liabilities represent less than 1% of total technical reserves.

38.4 Other insurance-related liabilities

(in millions of euros)	31/12/2004			31/12/2003 Pro forma			31/12/2002 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Liabilities for cash deposits received from ceding companies against technical insurance commitments	29	2	**31**	2	2	**4**		1	**1**
Liabilities connected with direct insurance business	471	179	**650**	386	113	**499**	303	67	**370**
Liabilities connected with reinsurance business	504	120	**624**	244	201	**445**	14	219	**233**
Technical reinsurance valuations									**0**
Deferred reinsurance commission income									**0**
Unrealised foreign exchange losses			**0**	2		**2**	1		**1**
Total	**1,004**	**301**	**1,305**	**634**	**316**	**950**	**318**	**287**	**605**
Consolidation restatements			**(39)**			**(1)**			**(1)**
Total			**1,266**			**949**			**604**

38.5 Breakdown of income from insurance activities

(in millions of euros)	31/12/2004			31/12/2003 Pro forma			31/12/2002 Pro forma		
	Life	Non-life	Total	Life	Non-life	Total	Life	Non-life	Total
Gross premiums	16,052	1,364	**17,416**	14,802	1,190	15,992	13,292	1,017	14,309
Less reinsurance premiums	(344)	(101)	**(445)**	(157)	(78)	(235)	(17)	(65)	(82)
Net premiums	**15,708**	**1,263**	**16,971**	**14,645**	**1,112**	**15,757**	**13,275**	**952**	**14,227**
Investment income	6,666	80	**6,746**	5,907	82	5,989	6,261	77	6,338
Adjustments related to unit-linked business (capital gains)	608		**608**	3,015		3,015	57		57
Other technical income and gains			**0**			0			0
Underwriting and investment income	**22,982**	**1,343**	**24,325**	**23,567**	**1,194**	**24,761**	**19,593**	**1,029**	**20,622**
Claims	(8,678)	(637)	**(9,315)**	(6,582)	(567)	(7,149)	(6,673)	(511)	(7,184)
Less reinsurance	28	28	**56**	147	23	170	2	17	19
Net claims	**(8,650)**	**(609)**	**(9,259)**	**(6,435)**	**(544)**	**(6,979)**	**(6,671)**	**(494)**	**(7,165)**
Charges related to technical reserves	(7,340)	(74)	**(7,414)**	(7,921)	(142)	(8,063)	(4,820)	(178)	(4,998)
Less reinsurers' share in charges related to technical reserves	256	3	**259**	(2)	35	33	12	19	31
Net charges related to technical reserves	**(7,084)**	**(71)**	**(7,155)**	**(7,923)**	**(107)**	**(8,030)**	**(4,808)**	**(159)**	**(4,967)**
With-profits provision	(4,825)	(47)	**(4,872)**	(4,662)	(56)	(4,718)	(3,534)	(68)	(3,602)
Costs connected with investments	(640)	(11)	**(651)**	(553)	(13)	(566)	(995)	(13)	(1,008)
Adjustments related to unit-linked business (loss)	(4)		**(4)**	(2,198)		(2,198)	(2,060)		(2,060)
Other technical expense and losses			**0**			0			0
Underwriting and investment income	**(21,203)**	**(738)**	**(21,941)**	**(21,771)**	**(720)**	**(22,491)**	**(18,068)**	**(734)**	**(18,802)**
Income from insurance activities	**1,779**	**605**	**2,384**	**1,796**	**474**	**2,270**	**1,525**	**295**	**1,820**
Consolidation restatements			**(6)**			**(32)**			**(7)**
Income from insurance activities			**2,378**			**2,238**			**1,813**

Crédit Agricole Group insurance companies own securities issued by other Group companies in their investment portfolios. These securities and related income are eliminated from the consolidated financial statements. In order to present a realistic economic view of insurance activities in the consolidated statement of income, the income from these securities (€35 million at 31 December 2004 against €51million at 31 December 2003) has been written back to income from insurance activities, to reflect interest income.

Note 39 Integration-related costs

(in millions of euros)	31/12/2004			31/12/2003 Pro forma
	Costs provided for net of provisions	Costs not provided for booked during the year	Total cost	Total
Costs charged to income[1]	**104**	**245**	**349**	**513**
o/w:				
Synergy-related costs	104	222	326	374
Other integration-related costs		23	23	139
Synergy-related costs charged to shareholders' equity (identifiable liabilities)	**130**	**72**	**202**	**532**
Total synergy-related costs	234	294	528	906
o/w:				
Personnel costs	150	84	234	626
Information systems costs	11	81	92	56
Property-related costs	59	28	87	102
Other	14	101	115	122

(1) In addition, €507 million of provisions for synergy related costs were used in 2004.

Integration has led to cost savings or "synergies", by combining business operations, spreading investment costs, pooling resources, sharing fixed costs, etc. To achieve these objectives, specific action has been or will be taken, the nature and cost of which is presented above. Other integration-related costs include costs incurred by the merger which are not directly synergy-generating.



STATUTORY AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

Year ended 31 December 2004

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the consolidated financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements. The report also includes information relating to the specific verification of information in the group management report.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by your Shareholders' Meeting, we have audited the accompanying consolidated financial statements of Crédit Agricole S.A. for the year ended December 31, 2004.

The consolidated financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I- OPINION ON THE CONSOLIDATED FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets, liabilities, financial position and results of the consolidated group of companies in accordance with the accounting rules and principles applicable in France.

Without qualifying our opinion expressed above, we draw your attention to the following matters:

- the change in accounting method resulting from application of opinion 2004-05 of March 25, 2004, issued by the *Conseil National de la Comptabilité* (French National Accounting Board), concerning long-service awards (note 2.1 to the consolidated financial statements);
- the change in accounting method resulting from application of recommendation 2003-R.01 of April 1, 2003 issued by the *Conseil National de la Comptabilité*, relating to rules for accounting for and measuring pension obligations and other post-retirement benefits (notes 2.1, 2.1.13 and 25 to the consolidated financial statements);
- the change in accounting method resulting from early application of all provisions of CRC regulation 2002-10 of December 12, 2002 relating to the depreciation, amortization and impairment of assets (notes 2.1 and 2.1.11 to the consolidated financial statements);
- the change in accounting method resulting from application of CRC regulations 2004-16 and 2004-17 of November 23, 2004 on disclosure requirements regarding the fair value of financial instruments (notes 2.1 and 24.1 to the consolidated financial statements);
- the change in accounting method resulting from application of opinion 2004-04 of March 25, 2004 amending regulation CRC 2002-09 of December 12, 2002 relating to the accounting treatment of forward financial instruments by companies governed by the French Insurance Code (*Code des assurances*) (note 2.1 to the consolidated financial statements).

II- JUSTIFICATION OF OUR ASSESSMENTS

In accordance with the requirements of Article L. 225-235 of the *Code de commerce* (French Company Law) relating to the justification of our assessments, we bring to your attention the following matters:

1. Change in accounting methods

As part of our assessment of the accounting policies and rules applied by the Company, we ensured that the changes in accounting methods mentioned above were appropriate and properly presented.

2. Accounting estimates

- As indicated in note 2.1 to the consolidated financial statements, the Group establishes provisions to cover the credit risks inherent to its business. We reviewed the processes put in place by management to identify and assess these risks and determine the necessary amount of provisions;
- The Group uses internal models to value financial instruments that are not traded on organised markets. As part of our assessments of these estimates, we reviewed the validation procedures used to determine the parameters of these models and reflect the risks associated with such instruments. We checked that these accounting estimates were based on documented methods that conform to the principles described in notes 1 and 2 to the consolidated financial statements;
- As a customary part of the process of preparing financial statements, the Group made a number of significant accounting estimates, notably on the valuation of non-consolidated participating interests, the recoverability of deferred tax assets, and the valuation of goodwill and pension obligations appearing on the balance sheet. We reviewed the assumptions used and verified that these accounting estimates are based on documented methods that conform to the principles set forth in notes 2.1 and 2.2 to the financial statements.

We assessed whether these estimates were reasonable.

The assessments were thus made in the context of our audit of the consolidated financial statements, taken as a whole, and therefore contributed to the formation of our unqualified opinion expressed in the first part of this report.

III- SPECIFIC VERIFICATION

In accordance with professional standards applicable in France, we have also verified the information given in the Group management report.

We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

March 17, 2005

The Statutory Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG	PRICEWATERHOUSECOOPERS AUDIT
Valérie Meeus	Gérard Hautefeuille



5 Abstract of parent company financial statements

CREDIT AGRICOLE S.A. BALANCE SHEETS

(for the years ended 31 December 2004, 2003 and 2002)

ASSETS

(in € millions)	31/12/04	31/12/03	31/12/02
Cash, money market and interbank items	**39,211**	**36,637**	**47,328**
Cash, due from central banks and French postal system	2,144	211	3,826
Treasury bills and similar items	3,815	5,467	5,751
Due from banks	33,252	30,959	37,751
Crédit Agricole internal transactions	**170,596**	**157,718**	**149,978**
Loans and advances to customers	**2,853**	**1,660**	**2,038**
Other customer items	2,638	1,476	1,483
Debit balances on customer current accounts	215	184	555
Securities	**18,993**	**12,388**	**12,449**
Bonds and other fixed-income securities	16,438	8,350	7,097
Shares and other variable-income securities	2,555	4,038	5,352
Non-current assets	**44,996**	**43,234**	**23,788**
Participating interests and other long-term investments	11,691	11,388	13,971
Investments in subsidiaries and associates	33,106	31,645	9,610
Property, plant & equipment and intangible assets	199	201	207
Treasury shares	**572**	**38**	**11**
Prepayments, accrued income and sundry assets	**16,661**	**15,160**	**14,929**
Sundry assets	7,487	6,768	6,531
Prepayments and accrued income	9,174	8,392	8,398
Total assets	**293,882**	**266,835**	**250,521**

LIABILITIES & SHAREHOLDERS' EQUITY

(in € millions)	31/12/04	31/12/03	31/12/02
Money market and interbank items	**30,793**	**18,768**	**20,163**
Due to central banks and current accounts with French postal system	-	-	-
Due to banks	30,793	18,768	20,163
Crédit Agricole internal transactions	**14,300**	**13,518**	**18,951**
Customer accounts	**166,066**	**160,539**	**151,865**
Special savings schemes	158,739	151,907	142,346
Other accounts	7,327	8,632	9,519
Debt securities in issue	**30,448**	**21,256**	**22,994**
Accruals, deferred income and sundry liabilities	**13,055**	**14,198**	**13,677**
Sundry liabilities	2,176	2,836	2,484
Accruals and deferred income	10,879	11,362	11,193
Reserves and subordinated debt	**17,922**	**17,173**	**9,163**
General reserves for risks and expenses	1,208	1,186	1,311
Subordinated debt	16,714	15,987	7,852
Fund for general banking risks	**1,246**	**1,335**	**1,463**
Shareholders' equity (excl. FGBR)	**20,052**	**20,048**	**12,245**
Share capital	4,421	4,421	2,917
Share premiums	12,260	12,260	5,954
Reserves	2,553	2,599	2,361
Retained earnings	-	153	-
Regulated reserves and investment grants	2	4	5
Interim dividends paid to shareholders	(433)	-	-
Net income for the year	1,249	611	1,008
Total liabilities & shareholders' equity	**293,882**	**266,835**	**250,521**

CREDIT AGRICOLE S.A. STATEMENTS OF OFF-BALANCE SHEET ITEMS

(for the years ended 31 December 2004, 2003 and 2002)

(in € millions)	31/12/04	31/12/03	31/12/02
Commitments given	**51,909**	**19,516**	**22,109**
Financing commitments	**6,816**	**6,880**	**7,249**
Banks and credit institutions	5,544	4,801	5,545
Crédit Agricole entities	994	1,808	1,065
Customers	278	271	639
Guarantees given	**45,093**	**12,636**	**14,860**
Banks and credit institutions	41,420	8,460	10,424
Crédit Agricole entities	3,256	3,759	4,014
Customers	417	417	422
Commitments received	**3,456**	**4,293**	**4,632**
Financing commitments	**3,328**	**4,158**	**4,433**
Banks and credit institutions	134	379	91
Crédit Agricole entities	3,194	3,779	4,342
Guarantees received	**128**	**135**	**195**
Banks and credit institutions	113	115	172
Crédit Agricole entities	4	5	6
Other	11	15	17
Securities commitments	**-**	**-**	**4**

CREDIT AGRICOLE S.A. INCOME STATEMENTS

(for the years ended 31 December 2004, 2003 and 2002)

(in € millions)	31/12/04	31/12/03	31/12/02
Net interest and similar income	(485)	374	657
Income from variable-income securities	2,344	1,440	960
Net commission and fee income	(448)	(890)	(868)
Net income from financial transactions	107	(109)	185
Other net banking income	293	(57)	-
Net banking income	**1,811**	**758**	**934**
Operating expenses	**(410)**	**(345)**	**(350)**
Personnel costs	(204)	(165)	(155)
Other operating expenses	(184)	(159)	(172)
Depreciation and amortisation	(22)	(21)	(23)
Gross operating income	**1,401**	**413**	**584**
Risk-related costs	**24**	**(44)**	**173**
Net operating income	**1,425**	**369**	**757**
Net income (loss) on disposal of non-current assets	**(561)**	**(226)**	**(202)**
Pre-tax income on ordinary activities	**864**	**143**	**555**
Integration-related costs	(87)	(79)	-
Net extraordinary items	(2)	(14)	(8)
Corporate income tax	383	432	362
Net allocation to FGBR and regulated reserves	91	129	99
Net income	**1,249**	**611**	**1,008**

CHANGES IN ACCOUNTING METHODS

The main changes in accounting methods with respect to the previous year are:

As of 1 January 2004, Crédit Agricole S.A. has applied the provisions of recommendation 2003-R.01 of 1 April 2003 on accounting for and valuing pension benefits and similar obligations.
The impact from the change in method, which is due mainly to the application of the 'projected unit credit' method, the change in the career reconstitution model and in mandatory retirement modelling, the application of consistent discount rates (OAT + margin determined based on length of commitment), and the different variables used in calculating these provisions, has been recorded under opening shareholders' equity at 1 January 2004 in the amount of €5.304 million.

Furthermore, pursuant to implementation of CRC regulations 2004-16 and 2004-17 of 23 November 2004 on the fair value of financial instruments, the Crédit Agricole S.A. group now provides an estimated value of available-for-sale securities, portfolio securities and held-to-maturity securities. It also provides an indication of the volume and type of derivative instruments held off-balance sheet.

CHANGES IN SHAREHOLDERS' EQUITY

(in € millions)	Share capital	Share premiums, reserves and retained earnings	Regulated reserves and investment grants	Total shareholders' equity
At 31 December 2001	**2,917**	**8,850**	**4**	**11,771**
Dividends paid in respect of 2001		(535)		(535)
Change in share capital[1]				
Change in share premiums[2]				
Net income for 2002		1,008		1,008
Other changes	-	-	1	1
At 31 December 2002	**2,917**	**9,323**	**5**	**12,245**
Dividends paid in respect of 2002		(729)		(729)
Change in share capital[1]	1,504			1,504
Change in share premium[2]		6,306		6,306
Net income for 2003		611		611
Other changes[3]	-	112	(1)	111
At 31 December 2003	**4,421**	**15,623**	**4**	**20,048**
Dividends paid in respect of 2003		(800)		(800)
Change in share capital[1]				
Change in share premium[2]				
Net income for 2003		1,249		1,249
Interim dividend paid in respect of 2004		(433)		(433)
Other changes	-	(10)	(2)	(12)
At 31 December 2004	**4,421**	**15,629**	**2**	**20,052**

(1) Breakdown of change in share capital by origin	31/12/2002	31/12/03	**31/12/04**
Payment of dividends in shares	-	-	-
New share issues for cash	-	445	-
New share issues in exchange for assets	-	1,059	-

(2) Breakdown of change in share premiums by origin	31/12/2002	31/12/03	**31/12/04**
Payment of dividends in shares	-	-	-
New share issues for cash	-	1,860	-
New share issues in exchange for assets	-	4,446	-

(3) Other changes in 2003: €118 million arising on the transfer to retained earnings of the impact of the change in method of accounting for bond issue expenses.

INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

Name and address		Currency	Share capital	Retained earnings and other reserves	Percentage ownership	Book value of investments		Loans and advances outstanding granted by Credit Agricole S.A.	Guarantees and other commit-ment given by Credit Agricole S.A.	Revenues for the year ended 21/12/2004	Net income for the year ended 31/12/2004	Dividends received by Credit Agricole S.A. during the year
			(in millions of local currency units)			(in millions of euros)		(in millions of euros)				
			31/12/2004	31/12/2004	31/12/2004	Gross	Net					
Investments whose book value exceeds 1% of Credit Agricole S.A.'s share capital												
1° Banking subsidiaries (more than 50% owned)						***27,267***	***26,924***					
Banco Bisel	Bartolome Mire 602, 2000 Rosario Santa Fé, Argentina	Pesos	N.A.	N.A.	99	237	-	-	-	N.A.	N.A.	-
CA Preferred Funding LLC	c/o Calyon, 666 Third Avenue, NY 10017, USA	USD	2,990	(1)	67	98	98	-	-	157	148	-
CL de Développement de la Corse	Avenue Napoléon III, 20193 Ajaccio, France	Euros	99	-	100	99	24	-	-	-	-	-
Crédit Lyonnais	18, Rue de la République, 69000 Lyon, France	Euros	1,834	691	95	10,898	10,898	115	-	3,847	2,750	453
Crédit Uruguay Banco SA	25 de Mayo, 552 Montevideo, Uruguay	UYU	413	15	100	49	18	-	-	26	4	-
Eurofactor	Tour d'Asnières 4, Avenue Laurent Cély, 92608 Asnières, France	Euros	50	232	31	59	59	-	-	[1]140	[1]29	-
Financière Européenne d'Affacturage	Tour d'Asnières 4, Avenue Laurent Cély, 92608 Asnières, France	Euros	136	63	69	130	130	-	-	[1]-	[1]-	-
Finaref SA	6, rue Emile Moreau, 59100 Roubaix, France	Euros	14	357	90	2,047	2,047	341	53	580	128	48
Foncaris	91/93, boulevard Pasteur, 75015 Paris, France	Euros	225	108	100	320	320	-	143	73	37	29
Idia Participations	100, boulevard du Montparnasse, 75014 Paris, France	Euros	148	104	68	185	185	-	-	30	39	6
Calyon	9, quai Paul Doumer, 92400 Courbevoie, France	Euros	3,120	6,648	95	9,413	9,413	2,730	1,637	4,229	700	406
Finaref Group AB	Box 932, 501 10 Boras, Sweden	SeK	N.S.	16	90	244	244	-	-	55	18	15
Lukas SA	Pl. Orlat Lwowskich 1, 53 605 Wroclaw, Poland	Zlotis	1	174	69	349	349	-	-	54	4	-
Segespar	90, boulevard Pasteur-Immeuble Cotentin, 75015 Paris Cedex, France	Euros	13	967	94	2,806	2,806	72	-	122	318	83
Ucabail	1-3, rue du Passeur de Boulogne, 92861 Issy-les-Moulineaux Cedex 9, France	Euros	92	369	100	333	333	4,729	-	193	8	24
2° Banking associates (10-50% owned)						**10,005**	**9 953**					
Banca Intesa S.p.A.	Piazza Paolo Ferrari 10, 20121 Milano, Italy	Euros	3,561	8,633	17	3,243	3,191	-	-	4,697	1,203	199
Crédit Logement	50, boulevard Sébastopol, 75003 Paris, France	Euros	1,254	62	17	215	215	-	68	[1]55	[1]49	8
CR Alpes Provence	25, chemin des Trois Cyprès 13037 Aix-en-Provence Cedex 2, France	Euros	163	698	25	210	210	4,672	-	558	79	5
CR Alsace Vosges	1, place de la Gare, BP 440, 67008 Strasbourg Cedex, France	Euros	108	529	25	131	131	3,755	-	336	48	4

Name and address		Currency	Share capital	Retained earnings and other reserves	Percentage ownership	Book value of investments		Loans and advances outstanding granted by Credit Agricole S.A.	Guarantees and other commit-ment given by Credit Agricole S.A.	Revenues for the year ended 21/12/2004	Net income for the year ended 31/12/2004	Dividends received by Credit Agricole S.A. during the year
			(in millions of local currency units)			(in millions of euros)		(in millions of euros)				
			31/12/2004	31/12/2004	31/12/2004	Gross	Net					
CR Anjou et Maine	40, rue Prémartine, 72000 Le Mans, France	Euros	298	984	25	234	234	5,669	-	615	83	5
CR Aquitaine	304, boulevard du Président Wilson, 33076 Bordeaux Cedex, France	Euros	111	1,505	25	310	310	5,535	-	692	147	9
CR Atlantique Vendée	Route de Paris, 44949 Nantes, France	Euros	181	842	25	196	196	5,810	1	631	81	5
CR Brie	24, avenue du Maréchal Foch, 77101 Meaux, France	Euros	77	437	25	107	107	3,153	-	339	45	4
CR Calvados	15, esplanade Brillaud de Laujardière, 14050 Caen Cedex, France	Euros	68	195	25	53	53	1,756	-	197	26	2
CR Centre France	3, avenue de la Libération, 63045 Clermond Ferrand Cedex 9, France	Euros	138	1,410	25	318	318	5,957	-	733	122	10
CR Centre Loire	8, allée des Collèges, 18920 Bourges Cedex, France	Euros	176	804	25	182	182	5,099	-	572	91	5
CR Centre Ouest	29, boulevard de Vanteaux, BP 509, 87044 Limoges Cedex, France	Euros	53	407	25	89	89	2,416	-	249	36	2
CR Centre Est	1, rue Pierre de Truchis de Lays, 69541 Champagne-au-Mont-d'Or, France	Euros	149	1,442	25	323	323	7,569	-	896	143	8
CR Champagne Bourgogne	269, faubourg Croncels, 10000 Troyes, France	Euros	238	516	25	114	114	4,359	-	477	60	4
CR Charente Périgord	Rue d'Épagnac, BP21 16800, Soyaux, France	Euros	186	312	25	77	77	2,382	-	299	42	3
CR Charente Maritime-Deux Sèvres	12, boulevard Guillet-Maillet, 17100 Saintes, France	Euros	94	569	25	130	130	3,962	-	434	51	3
CR Côte d'Armor	La Croix Tual, 22440 Ploufragan, France	Euros	94	493	25	118	118	3,201	-	317	46	4
CR des Savoie	PAE Les Glaisins 4, av du Pré Félin, 74985 Annecy Cedex 09, France	Euros	199	508	25	152	152	6,909	1	594	94	4
CR Finistère	7, route du Loch, 29555 Quimper Cedex 9, France	Euros	132	544	25	135	135	3,774	-	414	55	3
CR Franche Comté	11, avenue Elisée Cusenier, 25084 Besançon Cedex 9, France	Euros	134	423	25	109	109	3,783	-	363	49	3
CR Gard	408, chemin du Mas de Cheylon, 30000 Nîmes, France	Euros	88	282	25	77	77	2,376	-	284	50	2
CR Ille-et-Vilaine	19, rue du Pré Perché, BP 2025X, 35040 Rennes Cedex, France	Euros	115	498	25	121	121	3,865	-	353	66	3
CR Loire Haute-Loire	94, rue Bergson, 42000 Saint-Étienne, France	Euros	72	626	25	131	131	3,027	-	558	57	3
CR Lorraine	56-58, av. André Malraux, 54017 Metz Cedex, France	Euros	53	480	25	115	115	3,752	-	385	66	2

Name and address		Currency	Share capital (in millions of local currency units) 31/12/2004	Retained earnings and other reserves (in millions of local currency units) 31/12/2004	Percentage ownership 31/12/2004	Book value of investments (in millions of euros) Gross	Book value of investments (in millions of euros) Net	Loans and advances outstanding granted by Credit Agricole S.A. (in millions of euros)	Guarantees and other commitment given by Credit Agricole S.A. (in millions of euros)	Revenues for the year ended 21/12/2004 (in millions of euros)	Net income for the year ended 31/12/2004 (in millions of euros)	Dividends received by Credit Agricole S.A. during the year (in millions of euros)
CR Midi	Avenue du Montpelleret - Maurin 34977 Lattes Cedex, France	Euros	103	696	25	162	162	4,073	-	514	99	5
CR Morbihan	Avenue de Kéranguen, 56956 Vannes Cedex 9, France	Euros	77	368	25	92	92	3,284	-	341	40	3
CR Nord-Est	25, rue Libergier, 51100 Reims, France	Euros	179	1,121	25	252	252	5,767	-	808	99	4
CR Normand	Avenue de Paris, 50000 Saint-Lô, France	Euros	84	681	25	152	152	3,726	-	389	60	4
CR Normandie Seine	Cité de l'agriculture, BP 800, 76230 Bois Guillaume Cedex, France	Euros	82	652	25	162	162	4,117	-	444	62	4
CR Oise	18, rue d'Allonne, 60000 Beauvais, France	Euros	109	467	25	178	178	2,312	-	266	48	3
CR Paris et Ile-de-France	26, quai de la Rapée, 75012 Paris, France	Euros	58	1,697	25	488	488	9,746	-	1,228	263	16
CR Nord-de-France	27-33 Grande Place, 62009 Arras, France	Euros	146	1,412	26	378	378	7,024	-	923	145	10
CR Nord Midi Pyrenées	219, avenue Francois Verdier, 81000 Albi, France	Euros	140	748	25	181	181	5,208	-	571	82	6
CR Provence-Côte d'Azur	Avenue Paul Arène les Négadis, 83002 Draguignan, France	Euros	73	736	25	166	166	4,083	-	555	71	5
CR Pyrenées Gascogne	11 bd Pt Kennedy, BP 329, 65003 Tarbes Cedex, France	Euros	79	562	25	139	139	3,915	-	483	63	4
CR Réunion	Parc Jean de Cambiaire, 97462 Saint-Denis Cedex, Réunion	Euros	48	296	25	73	73	1,560	-	207	30	2
CR Somme	500, rue Saint Fuscien, 80095 Amiens Cedex 3, France	Euros	102	307	25	106	106	1,895	-	230	25	3
CR Sud Méditerranée	30, rue Pierre Bretonneau, 66000 Perpignan, France	Euros	25	299	26	66	66	1,848	-	219	35	2
CR Sud Rhône Alpes	15-17, rue Paul Claudel, BP 67, 38041 Grenoble Cedex 09, France	Euros	100	608	25	138	138	4,761	-	491	66	4
CR Toulouse et Midi Toulousain	6-7, place Jeanne d'Arc, 31000 Toulouse, France	Euros	137	422	25	110	110	2,762	-	328	40	2
CR Touraine et Poitou	18, rue Salvador Allende, 86000 Poitiers, France	Euros	147	629	25	168	168	3,418	-	406	68	4
CR Val de France	1, rue Daniel Boutet, 28000 Chartres, France	Euros	71	466	25	104	104	2,717	-	309	44	2
3° Other subsidiaries (more than 50% owned)						**6,544**	**5,828**					
CA Bourse	91/93, boulevard Pasteur, 75015 Paris, France	Euros	44	437	99	262	262	-	-	29	29	-



Investments in subsidiaries and associates

Name	Address	Currency	Share capital (in millions of local currency units) 31/12/2004	Retained earnings and other reserves (in millions of local currency units) 31/12/2004	Percentage ownership 31/12/2004	Book value of investments (in millions of euros) Gross	Book value of investments (in millions of euros) Net	Loans and advances outstanding granted by Credit Agricole S.A. (in millions of euros)	Guarantees and other commitment given by Credit Agricole S.A. (in millions of euros)	Revenues for the year ended 21/12/2004 (in millions of euros)	Net income for the year ended 31/12/2004 (in millions of euros)	Dividends received by Credit Agricole S.A. during the year (in millions of euros)
CA Deveurope BV	C/o Corporate Services-Olympic Plaza Fred. Roeskestraat 123, 1076 EE-Amsterdam, Netherlands	Euros	6	-	100	595	16	-	-	57	56	232
Delfinances	91/93, boulevard Pasteur, 75015 Paris, France	Euros	151	26	100	171	171	-	-	20	19	2
EFL	Pl. Orlat Lwowskich 1, 53 605 Wroclaw, Poland	Zlotis	43	661	89	318	318	-	-	114	18	-
FIRE CA	91/93, boulevard Pasteur, 75015 Paris, France	Euros	152	-44	51	78	53	-	-	(1)1	(1)(18)	-
GIE Production Informatique	91/93, boulevard Pasteur, 75015 Paris, France	Euros	80	-	80	64	64	-	-	-	-	-
Pacifica	91/93, boulevard Pasteur, 75015 Paris, France	Euros	136	46	67	109	109	-	-	392	31	9
Predica	50-56, rue de la Procession, 75015 Paris, France	Euros	430	1,894	100	2,305	2,305	-	5,987	1,748	513	313
SACAM (SACAM I, 2, 3, Sofinco)	91/93, boulevard Pasteur, 75015 Paris, France	Euros	1,598	397	100	1,615	1,615	6,613	-	1,414	96	8
SEFA	91/93, boulevard Pasteur, 75015 Paris, France	Euros	67	3	100	57	57	-	-	(1)-	(1)2	-
SOPAR	91/93, boulevard Pasteur, 75015 Paris, France	Euros	43	13	100	75	75	-	-	6	6	10
U.I.	100, boulevard du Montparnasse, 75014 Paris, France	Euros	420	226	97	724	724	-	-	131	69	67
Crédit Agricole Immobilier	91/93, boulevard Pasteur, 75015 Paris, France	Euros	40	12	100	171	60	-	-	16	6	6
4° Other investments (10-50% owned)						**804**	**787**					
Bespar	Rua Saõ Bernardo 62,1200-826 Lisbon, Portugal	Euros	683	285	23	272	255	-	-	42	31	3
Eurazeo	3, rue Jacques Bingen, 75017 Paris, France	Euros	143	2,405	15	465	465	-	-	136	41	6
SCI Société Immobilière de la Seine	91/93, boulevard Pasteur, 75015 Paris, France	Euros	129	-	46	67	67	-	-	44	14	-
Other investments (book value less than 1% of Crédit Agricole S.A.'s share capital)						**1,155**	**1,044**					
Banking subsidiaries						319	308					
Banking associates						512	494					
Other subsidiaries						216	149					
Other associates						109	93					
Total subsidiaries and associates						**45,775**	**44,537**					
Advances and accrued income						262	260					
Net book value						**46,037**	**44,797**					

(1) Amounts at 31 December 2003.

STATUTORY AUDITORS' REPORT ON THE FINANCIAL STATEMENTS

Year ended 31 December 2004

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers. The Statutory Auditors' report includes information specifically required by French law in all audit reports, whether qualified or not, and this is presented below the opinion on the financial statements. This information includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by your Shareholders' Meeting, we hereby report to you for the year ended 31 December 2004 on:

- the audit of the accompanying financial statements of Crédit Agricole S.A.;
- the justification of our assessments;
- the specific verifications and information required by law.

These financial statements have been approved by the Board of Directors. Our role is to express an opinion on these financial statements based on our audit.

I- OPINION ON THE FINANCIAL STATEMENTS

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements give a true and fair view of the Company's financial position and its assets and liabilities as of 31 December 2004 and of the results of its operations for the year then ended, in accordance with the accounting rules and principles applicable in France.

Without qualifying the opinion expressed above, we draw attention to the following matters set out in note 2 to the financial statements relating to:

- the change in accounting method resulting from the application of opinion 2004-05 of 25 March 2004 issued by the *Conseil national de la comptabilité* (French National Accounting Board), concerning long-service awards;
- the change in accounting method resulting from the application of recommendation 2003-R.01 of 1 April 2003 issued by the *Conseil national de la comptabilité*, relating to rules for accounting for and measuring pension obligations and other post-retirement benefits;
- the change in accounting method resulting from the application of CRC (*Comité de réglementation comptable*) regulations 2004-16 and 2004-17 of 23 November 2004 relating to disclosure requirements regarding the fair value of financial instruments.

II- JUSTIFICATION OF OUR ASSESSMENTS

In accordance with the requirements of article L. 225-235 of the French company Law (*Code de commerce*) relating to the justification of our assessments, we bring to your attention the following matters:

1. Change in accounting methods

As part of our assessment of the accounting policies and rules applied by the Company, we ensured that the changes in accounting methods mentioned above and the presentation thereof were appropriate.



2. Accounting estimates

- As indicated in note 2 to the financial statements, the Company records provisions to cover the credit risks inherent to its business. We reviewed the processes put in place by management to identify and assess these risks and determine the required level of provisions;
- As a customary part of the process of preparing financial statements, the Company made a number of significant accounting estimates, notably on the valuation of non-consolidated participating interests, and the valuation of pension obligations appearing in the balance sheet. We reviewed the assumptions used and verified that these accounting estimates are based on documented methods that conform to the principles set forth in note 2 to the financial statements.

We assessed whether these estimates were reasonable.

Our assessments were made in the context of our audit of the financial statements, taken as a whole, and therefore contributed to the formation of our unqualified opinion expressed in the first part of this report.

III- SPECIFIC VERIFICATION AND INFORMATION

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding the fair presentation and the conformity with the financial statements of the information given in the Directors' Report, and in the documents addressed to the shareholders with respect to the financial position and the financial statements.

In accordance with French law, we have ensured that the required information concerning the purchase of investments and controlling interests and the names of the principal shareholders has been properly disclosed in the notes to the financial statements.

17 March 2005

The Statutory Auditors

BARBIER FRINAULT & AUTRES
ERNST & YOUNG

Valérie Meeus

PRICEWATERHOUSECOOPERS AUDIT

Gérard Hautefeuille



6 Legal and administrative information

GENERAL INFORMATION

Company information

REGISTERED NAME AND REGISTERED OFFICE

The company's registered name is **Crédit Agricole S.A.** Prior to the extraordinary general meeting of shareholders held on 29 November 2001, its registered name was *Caisse Nationale de Crédit Agricole* (acronym CNCA). Its registered office is at 91-93, boulevard Pasteur, 75015 Paris, France. Company documents and information may be consulted at the registered office.

REGISTRATION NUMBER

The company is registered at the Paris Trade and Companies Registry under registration number 784 608 416.

APE Code: 651 D.

FINANCIAL YEAR

The company's financial year begins on 1 January and ends on 31 December each year.

DATE OF INCORPORATION AND TERM

The company is the result of the transformation of Caisse Nationale de Crédit Agricole (CNCA) from French public industrial and commercial establishment to *'société anonyme'* (public limited company), pursuant to law no. 88-50 of 18 January 1988 on the mutualisation of Caisse Nationale de Crédit Agricole.

Its term ends on 31 December 2086, unless extended or wound up before that date by extraordinary resolution of the shareholders.

LEGAL FORM AND GOVERNING LEGISLATION

Crédit Agricole S.A. is a *société anonyme* with a Board of Directors, governed by ordinary company law and more specifically Book II of the *Code de commerce*. It is also subject to the provisions of the *Code monétaire et financier*, and more specifically Articles L. 512-47 *et seq.*, the unrepealed provisions of old Book V of the *Code rural* and law no. 88-50 of 18 January 1988 on the mutualisation of *Caisse Nationale de Crédit Agricole*.

Crédit Agricole S.A. was licensed as an authorised lending institution in the mutual and co-operative banks category on 17 November 1984, and as such is subject to oversight by the banking supervisory authorities, and more particularly the *Commission bancaire*.

Since its listing on the *Premier Marché* of Euronext Paris, Crédit Agricole S.A. has also been subject to the prevailing stock market regulations, particularly with respect to public disclosure obligations.

CORPORATE OBJECT

Crédit Agricole S.A.'s corporate object is to facilitate and promote the activity and development of the *'Caisses régionales de Crédit Agricole Mutuel'* and the Crédit Agricole Group. In furtherance of this object:

1. Crédit Agricole S.A. operates as a central financial institution and ensures that the Group acts as a single financial unit in its dealings with third parties, with a view to optimising the financial management of its funds and re-distributing the financial resources it takes. In this respect:
   - it receives and manages the excess deposits and savings of the *'Caisses régionales'*, as well as savings collected by them on its behalf,
   - it grants facilities to the *'Caisses régionales'* to help fund their medium and long-term loans, and ensures that maturity mismatch and liquidity risks are covered on behalf of the company, its subsidiaries and the *'Caisses régionales'*,
   - it implements the mechanisms for guaranteeing transactions by the *'Caisses régionales de Crédit Agricole Mutuel'*,
   - it negotiates and enters into domestic and international agreements in its own name and on behalf of Crédit Agricole Group companies, which may affect the credit of the Group,
   - it signs all national agreements with the government;
2. Crédit Agricole S.A. conducts any and all banking, financial, lending, equity investment, investment and related services within the meaning of the *Code monétaire et financier*, and all surety, arbitrage, brokerage and commission transactions, whether for its own account or for the account of others, without prejudice to the remit of the *'Caisses régionales de Crédit Agricole Mutuel'*;
3. In accordance with the provisions of the *Code monétaire et financier*, as the central body of the Crédit Agricole network, as defined by banking law, Crédit Agricole S.A. ensures its cohesion, the proper operation of its constituent credit institutions and their compliance with the applicable laws and regulations by exercising administrative, technical and financial control over them. It guarantees the liquidity and solvency of the entire network as well as the one of each of its components.

More generally, Crédit Agricole S.A. conducts all types of commercial, financial, industrial, securities or property transactions, and provides all types of service directly or indirectly connected with or which may facilitate the achievement of its corporate object.

COMPUTATION OF PROFITS, APPROPRIATION AND STATUTORY DISTRIBUTION

A minimum of 5% of the net profit for the year, less any prior year losses if applicable, is transferred to the legal reserve until such time as it has reached one tenth of the Company's share capital.

The balance, plus any retained earnings, comprises the sum available for distribution, which may be used as follows by resolution of the shareholders at the annual general meeting:

- allocation to one or more ordinary or extraordinary optional reserves, with or without a special purpose;
- distribution to the shareholders as a dividend in proportion to the number of shares they hold.

The shareholders may decide to offer payment of all or part of a dividend or interim dividend in either cash or in shares.

SHAREHOLDERS' MEETINGS

Notice of meeting

Shareholders' meetings are called and transact business in accordance with the law. They take place at the company's registered office or at any other place stipulated in the notice of meeting.

Attendance at meetings

All shareholders, regardless of the number of shares they own, have the right to attend general meetings and to vote, either in person, by proxy, by mail or by electronic means, provided that:

- holders of registered shares are duly registered on the company's register of shareholders;
- holders of bearer shares have filed a certificate from an authorised intermediary at the place indicated in the notice of meeting, confirming that their shares have been blocked on account from the filing date until the day after the date of the meeting.

These formalities must be completed not less than five days before the date of the meeting. The Board of Directors may reduce this period to the benefit of all shareholders.

Shareholders who are unable to attend a meeting in person may choose one of the following options:

- appoint another shareholder or their spouse as proxy;
- vote by mail or electronic means;
- send the company a blank form of proxy, as provided for by law.

Shareholders who are not resident in France may have their shares registered with and be represented at meetings by any duly authorised intermediary acting as nominee on their behalf, provided that the intermediary advises the company or the company's custodian of its capacity as nominee at the time the nominee account is opened, in accordance with the provisions of the law.

The Board of Directors may decide, for each meeting, to allow shareholders to take part in meetings by means of videoconferencing and to vote by means of telecommunication, provided this option is stipulated in both the announcement and notice of meeting. The Chairman shall fix the terms and conditions governing electronic participation and voting, and shall ensure that the procedures and technology used permit the identification of the shareholders concerned and guarantee the integrity of the vote expressed.

Quorum - voting - voting rights

The quorum for ordinary and extraordinary general meetings of shareholders is assessed on the basis of the total number of shares comprising the share capital, and in the case of special class meetings, on the basis of the total number of shares in the relevant class, less those shares not entitled to vote pursuant to the provisions of the law.

In the case of mail or electronic votes, only those ballots received by the company prior to the meeting within the time periods and under the conditions set forth by law will count towards the quorum. Blank proxy votes will be counted by the Chairman as votes in favour of the resolutions presented or approved by the Board of Directors, and as votes against all other resolutions.

Save in the special circumstances provided for by law, each shareholder has a number of votes equal to the number of shares held for which all capital calls have been met.

At all annual, ordinary and extraordinary general meetings and all special class meetings, the voting rights attached to shares having a beneficial owner may only be exercised by that beneficial owner.

The company has the right to request all intermediaries registered as nominee for shareholders who are not resident in France to provide a full list of those shareholders they represent and whose votes they will exercise at a meeting.

Votes or proxies exercised by nominees who have not disclosed that they are acting in that capacity in accordance with the law or the Articles of Association, or who have not disclosed the identity of the shareholders they represent, will be disqualified.

RIGHTS AND OBLIGATIONS ATTACHED TO THE SHARES

Each share gives the holder a right of ownership in the company's profits and net assets, in proportion to the percentage of share capital it represents. Shareholders are liable up to a maximum of the nominal value of the shares they own.

Each time more than one share is required to exercise a particular right, in the event of a share exchange, consolidation or allotment, or as a result of an increase or reduction in share capital, whether or not motivated by losses, or in the event of a merger or other transaction involving the share capital, shareholders who own only one share or who do not own the minimum number required may at their own initiative group their shares together for the purpose of exercising said right, or buy or sell the requisite number of shares or fractional rights.

FORM OF SHARES AND REGISTRATION

Shares may be in either registered or bearer form at the holder's option, subject to the provisions of the law. They are registered on a securities account under the terms and conditions provided for by law and are transferred by means of transfer between accounts.

Information concerning the share capital

SHARE CAPITAL

The share capital is €4,420,567,311 divided into 1,473,522,437 fully paid shares each with a nominal value of €3.

The share capital may only be increased or reduced by resolution of the shareholders at an extraordinary general meeting, at the proposal of the Board of Directors.

FORM OF SHARES

Shares may be in either registered or bearer form at the holder's option, subject to the provisions of the applicable laws and regulations. They are registered on a securities account on the terms and conditions provided for by the applicable laws and regulations and are transferred by means of transfer between accounts.

PURCHASE BY THE COMPANY OF ITS OWN SHARES (Ordinary resolution passed by the shareholders at the annual general meeting of 19 May 2004)

Fifteenth resolution: Grant of authority to the Board of Directors to trade in the company's own shares.

Having heard the Board of Directors' management report and voting under the quorum and majority conditions required to transact ordinary business, the shareholders hereby authorise the Board of Directors to trade in the company's own shares in accordance with the provisions of Articles L. 225-209 *et seq.* of the *Code de commerce*.

This authority, which replaces the authority granted at the ordinary general meeting of 21 May 2003, is valid until renewed at a future ordinary general meeting and, in any event, for a maximum period of eighteen months with effect from the date of this meeting.

Share purchases made by the Board of Directors pursuant to this authority may under no circumstances result in the company holding more than ten per cent (10%) of its share capital.

Under the share buyback programme established by the company, shares may be purchased, sold or otherwise transferred on one or more occasions and by all and any means, including on the market, over the counter or by way of derivatives traded on regulated markets or over the counter (such as call and put options or any combination thereof) as provided for by the appropriate market authorities and at such times as the Board of Directors or its duly authorised representative deems appropriate. The entirety of the share buyback programme may be completed through block purchases.

The number of shares purchased may not exceed 10% of the total number of shares comprising the company's share capital on the date of purchase, and the maximum number of shares held after said purchases may not exceed 10% of the share capital.

The total cost of all such share purchases made during the term of this authority may not exceed €2 billion. The purchase price may not be more than €30 per share and the selling price may not be less than €3 per share. However, the shares may be allotted for no consideration under bonus issues in accordance with the provisions of the law.

This authority is designed to allow the company to trade in its own shares either on or off market for any purpose permitted by law, and more particularly to:

1. stabilise the share price by purchasing and/or selling shares in the market against market trends;
2. buy and/or sell the company's shares to take advantage of prevailing market conditions;
3. conduct investment services activities as defined in Articles L. 321-1 *et seq.* of the *Code monétaire et financier*;
4. grant stock options to some or all employees and/or Executive Directors of the company and companies or entities to it now or in the future, as defined in Article L. 225-180 of the *Code de commerce*;
5. allot shares in the company to the employees referred to above as part of an employee profit-sharing or share ownership plan;
6. hold, sell or otherwise transfer the shares by any means permitted by law, including without limitation exchanging or using them to pay for acquisitions or to cover liquidity undertakings made by the company, or pursuant to the issue of securities giving a right to the share capital, or as part of the company's asset or financial management policy;
7. cancel the shares, subject to adoption of the twentieth resolution.

The Board of Directors may purchase, sell or otherwise transfer shares in the company pursuant to this authority at any time during the term of the share buyback programme.

This authority may also be used by the company, as provided for by law and in particular the provisions of Regulation 2002-04 of the *Commission des opérations de bourse* (COB), during a public cash or share offer made by or for the company.

The company is required to report monthly to the *Autorité des marchés financiers* (AMF) on all dealings in its own shares, and more generally to accomplish all requisite formalities and filings.

The shareholders grant full powers to the Board of Directors to implement this authority and to determine the method of so doing, including without limitation placing stock market orders, signing deeds, entering into agreements, accomplishing formalities and filings, and more generally doing all things necessary.

As required by Article L. 225-211 of the *Code de commerce*, the Board of Directors is required to provide shareholders with the following information concerning its use of the share buyback programme authorised at the annual general meeting of 19 May 2004, for the period from 1 January 2004 to 31 December 2004. Shares bought during 2004 have been allocated to cover stock option and share repurchase commitments.

Number of shares registered in the company's name at 31/12/2003	2,310,599
Number of shares purchased during 2004	27,531,378
Average purchase price in 2004	€19.74
Cost of shares purchased	€543,454,332.16
Trading expenses	€511,426.21
Number of shares sold during 2004	517,344
Average selling price in 2004	€18.14
Number of shares registered in the company's name at 31/12/2004	29,324,633
Book value per share	€19.52
Total Book value	€572,490,220.73
Percentage of share capital held by the company	1.99%

DISCLOSURE REQUIREMENTS

Any natural or legal person, acting alone or in concert, who directly or indirectly comes to hold a number of shares representing 0.5% of the share capital or voting rights must advise the company, by recorded delivery mail at its registered office no later than five days after registration of the shares which resulted in the threshold being exceeded, of the total number of shares and voting rights owned, together with the total number of securities which may eventually be converted into shares and any voting rights attached thereto. Disclosure must be renewed on the same terms each time the number of shares held increases or decreases by a fraction equal to or more than 0.5% of the share capital or voting rights.

Failure to do so shall result in the shares that should have been disclosed being disqualified for voting purposes at general meetings, if so requested at a meeting by one or more shareholders separately or together owning at least 2% of the share capital.

These provisions supplement the statutory disclosure requirements.

A resolution will be submitted to the Annual Meeting held on 18 May, 2005 proposing to change the wording of Article 8-A of the Articles of association, in order to raise the percentage of share ownership above which disclosure is required (see 24th resolution below).

OWNERSHIP OF SHARE CAPITAL AND VOTING RIGHTS

Ownership structure at 31 December 2004:

Shareholder	Number of shares	% of share capital	% of voting rights
SAS Rue La Boétie*	794,929,524	53.95%	55.04%
Treasury shares**	29,324,633	1.99%	0%
Float (including employees***)	649,268,280	44.06%	44.96%
Total	**1,473,522,437**	**100%**	**100%**

** SAS Rue La Boétie is wholly-owned by the Crédit Agricole 'Caisses régionales'.*
*** Shares held to cover stock option commitments.*
**** Including 66,482,278 shares held by the employees through dedicated company investment funds within the Group's employee share ownership plans, at 31 December 2004.*

Changes in ownership over the past three years

	31/12/2001	31/12/2002	31/12/2003	31/12/2004
SAS Rue La Boétie*	70.2%	70.2%	52.4%	**53.9%**
Float (including employees**)	29.8%	26.5%	45.6%	**44.1%**
Other	-	3.3%	2.0%	**2.0%**

** SAS Rue La Boétie is wholly-owned by the Crédit Agricole 'Caisses régionales'.*
*** Following transactions connected with the liquidity mechanism in 2001 and 2002 and since the initial public offering, shares held directly by employees of the Crédit Agricole Group are no longer identifiable as such.*

The percentage of share capital held by the *'Caisses régionales'* through SAS Rue La Boétie fell from 70.2% at end 2002 to 51.74% at 30 June 2003 following the new share issue made by Crédit Agricole S.A. in June 2003 for exchange against Crédit Lyonnais shares tendered to the mixed cash and share offer made for Crédit Lyonnais.

The *'Caisses régionales'* held 52.4% of the share capital at 31 December 2003, after share purchases and the rights issue for cash made by Crédit Agricole S.A. from 27 October to 7 November 2003.

At 31 December 2004, the *'Caisses régionales'* held a majority of Crédit Agricole S.A.'S share capital. They owned 53.9% of the share capital after repurchasing shares during 2004.

OTHER INFORMATION CONCERNING THE SHARE CAPITAL

There are currently no shareholders' agreements. Crédit Agricole S.A. has not issued any securities giving rights to the share capital other than those described in the paragraph entitled 'Recent changes in share capital' on page 52 of the shelf-registration document, or any securities giving rights to the potential share capital or shares carrying double voting rights. Nor has it pledged any of its shares as collateral. To the best of Crédit Agricole S.A.'s knowledge, no shareholder other than SAS Rue La Boétie holds more than 5% of its capital or voting rights, either directly or indirectly, alone or in concert.

DIVIDEND POLICY

Dividend policy is determined by the Board of Directors of Crédit Agricole S.A. This policy may inter alia take account of company earnings and financial condition, as well as the dividend policy practices of leading French and international companies in the sector. Crédit Agricole S.A. gives no guarantee as to the amount of the dividend which will be paid in any given year.

Market in Crédit Agricole shares

Crédit Agricole S.A. shares are listed on the *Eurolist* of Euronext Paris (compartment A), code ISIN FR 0000045072.

Market in Crédit Agricole S.A. debt securities

DEBT SECURITIES TRADED ON A REGULATED MARKET AT 31 DECEMBER 2004

At 31 December 2004, 88 series of bonds and notes issued by Crédit Agricole S.A. were traded on the Paris Euronext *Premier Marché*, representing a total outstanding of €24.2 billion, including 19 redeemable subordinated note series totalling € 7.1 billion, 5 perpetual subordinated note series totalling €2.1 billion and 64 bond series totalling €15 billion.

Other issues:

- eleven series of Euro Medium Term Notes (EMTN) and redeemable subordinated notes issued by Crédit Agricole S.A. traded on the Luxembourg Bourse, total €3.7 billion;
- eleven series of USD EMTNs and redeemable subordinated notes, total €3.6 billion;
- one series of 5-year JPY EMTNs issued in May 2002, total JPY 6.5 billion;
- one series of GBP perpetual subordinated notes, total GBP 750 million issued in June 2003 and GBP 300 million in September 2003,

broken down as follows:

Euro-denominated lines

10 floating-rate series

- 30-year redeemable subordinated notes issued in December 2003, total €576 million;
- 2-year redeemable subordinated notes issued in July 2003, total €400 million;
- 7-year EMTNs issued in December 2004, total €14 million;
- 3-year EMTNs issued in December 2004, total €750 million;
- 2-year EMTNs issued in December 2004, total €450 million;
- 3-year EMTNs issued in June 2002, total €14 million;
- 10-year EMTNs issued in September 2002, total €15 million;
- 8-year EMTNs issued in September 1999, total €15 million;
- 7-year EMTNs issued in July 2000, total €1.1 billion;
- 11-year redeemable subordinated notes issued in October 2001, total €350 million.

1 fixed-rate series

- 10-year EMTNs issued in September 2001, total €35 million.

USD-denominated lines

8 floating-rate series

- 5-year EMTNs issued in April 2002, total USD 12 million;
- 5-year EMTNs issued in September 2002, total USD 30 million;
- 10-year EMTNs issued in April 2002, total USD 20 million;
- 10-year redeemable subordinated notes issued in November 2001, total USD 150 million;
- 5-year EMTNs issued in February 2002, total USD 200 million;
- 4-year EMTNs issued in July 2002, total USD 1 billion,
- 5-year EMTNs issued in November 2002, total USD 20 million;
- 10-year EMTNs issued in July 2003, total USD 50 million.

3 fixed-rate series

- 3-year EMTNs issued in November 2002, total USD 25 million;
- 30-year redeemable subordinated notes issued in January 2003, total USD 1.5 billion;
- 30-year redeemable subordinated notes issued in August 2003, total USD 568 million.

PLN-denominated lines

- One series of 5-year EMTNs issued in May 2002, total PLN 200 million.

JPY-denominated lines

- One series of 5-year EMTNs issued in May 2002, total JPY 6.5 billion.

GBP-denominated lines

- One series of perpetual subordinated notes issued in June 2003, total GBP 750 million, and in September 2003, total GBP 300 million.

Pay policy

GROUP COMPENSATION POLICY

Each subsidiary defines its own policy within the guidelines established by the Group HR Department and that are extended to each business line. The Group HR Department also plays a role in disseminating and promoting best practices.

This role entails co-ordinating or conducting cross-functional studies on compensation, promoting common principles relating to pay policy by providing guidelines for general and individual measurements, mainly in annual salary negotiations, and participating in special projects such as instituting or reviewing individual variable compensation at the business units' request.

The Group's pay policy is part of a global view of compensation, which includes a fixed component and a variable component:
- the fixed component, which is the base salary plus, in some cases, a fixed bonus for certain skills, remunerates the employee's responsibility level and job performance;
- an individual variable component, which rewards individual performance in terms of meeting goals;
- a collective incentive scheme, associated with the business unit's achieving certain results.

COLLECTIVE INCENTIVE SCHEMES

Almost all Crédit Agricole S.A. group business units in France have a profit-sharing agreement and an incentive scheme, which give employees the opportunity to share in the results and growth of their business units.

The largest subsidiaries have their own agreements defining the calculation rules. Crédit Agricole S.A., together with some of its subsidiaries, has adopted an original two-tier collective incentive scheme:
- the first remunerates employees on the basis of a common group measurement, ROE (Return on Equity);
- the second, which is specific to each entity, is based on measurements specific to the business unit's activities.

Total performance-related compensation paid in 2004			
	Total	No. of beneficiaries	Average amount
Profit-sharing	€52,449,808	13,945	€3,761
Incentive scheme	€69,494,299	49,744	€1,397
Employee savings plan top-up	€53,670,829	33,544	€1,600
93% of business scope in France			

EMPLOYEE SAVINGS PLANS

Most Crédit Agricole S.A. Group employees belong to plans that allow them to build up savings in the form of shares under fiscally and financially advantageous conditions. As of 31 December 2004, the value of Group employee savings plans totalled €1.5 billion (the whole of the collaborators of the Crédit Agricole group representing €2.9 billion).

Employee share ownership is a large component of employee savings. At 31 December 2004, Crédit Agricole S.A. employees (including Regional Bank employees) owned 4.5% of the Group's share capital, through mutual funds in France or, for staff members working abroad, directly.

In 2004, the Crédit Agricole S.A. group, which has strong commitment to developing attractive compensation systems, reviewed application of the schemes created under the Fillon Act and designed to enable employees to build up retirement savings.

In addition to the benefits provided under collective agreements, all Group business units offer provident schemes (death/disability and loss of time cover) and healthcare plans that are topped up by the employer. In 2004, while implementing integration-related changes and business transfers, the Group undertook a project systematically to harmonise cover within the Group, for example within the Asset Management business line. Likewise, whenever there is a transfer or change in status, special attention is paid to employees on therapeutic part-time work.

SHARE OPTION PLANS

Three share option plans have been established by the board of directors, pursuant to the authorities granted by extraordinary resolution of the shareholders passed at their annual general meetings of 22 may 2002 and 21 may 2003. The table below shows the key terms of the three plans:

Date of plan	April 2003	December 2003	July 2004
Date of AGM authorising the plan	22 May 2002	21 May 2003	21 May 2003
Date of Board meeting fixing the terms of the plan	11 March and 15 April 2003	17 December 2003	23 June 2004
Number of shares allotted	4,231,847	6,257,460	10,861,220
Of which: to Executive Directors	0	0	140,000
Number of beneficiaries	428	288	1,488
Number of options allotted to the top ten beneficiaries (other than Executive Directors)	436,786	2,354,599	515,000
Number of options cancelled	223,917	177,647	8,000
Options exercisable from	15 April 2007	17 December 2007	5 July 2008
Expiry date	15 April 2010	17 December 2010	5 July 2011
Strike price	**14.59 euros**	**18.09 euros**	**20.48 euros**

Under the authority granted by the shareholders at their annual general meeting of 22 May 2002, Crédit Agricole S.A.'s Board of Directors established a share option plan for executives and certain managers of Crédit Agricole S.A. and its subsidiaries. The number of shares which may potentially be granted under this plan is 4,231,847 at a price of €14.59 each, i.e. the average undiscounted share price during the 20 trading days preceding the Board meeting.

Furthermore, Crédit Agricole S.A. decided to harmonise the various share option plans existing within the Group by converting the plans granted by certain of its subsidiaries (Crédit Agricole Indosuez, Crédit Agricole Asset Management and Crédit Lyonnais Asset Management) into Crédit Agricole S.A. options. Accordingly, pursuant to the authority granted at the annual general meeting of 21 May 2003, Crédit Agricole S.A. granted the beneficiaries of those three subsidiaries options to subscribe for Crédit Agricole S.A. shares after a cash payment equal to the capital gains generated at 31 December 2003. The number of shares which may potentially be granted under these plans is 6,257,460 at a price of €18.09 each, i.e. the average undiscounted share price during the 20 trading days preceding the Board meeting.

Lastly, at its meeting of 23 June 2004, pursuant to the authority granted by extraordinary resolution of the shareholders passed at their annual general meeting of 21 May 2003, the Board of Directors allotted Crédit Agricole S.A. share options to executives and certain managers of Crédit Agricole S.A. and its subsidiaries. Furthermore, some of these options arose from the conversion of existing share option plans at the BFT subsidiary; the purpose of this transaction was to continue to harmonise the various share option plans existing within the Group. The number of shares that may potentially be granted under this plan is 10,861,220, at a price of €20.48 each, i.e. the average undiscounted share price during the 20 trading days preceding the Board meeting.

STATUTORY AUDITORS' SPECIAL REPORT ON RELATED PARTY AGREEMENTS

Year ended 31 December 2004

This is a free translation into English of the Statutory Auditors' report issued in the French language and is provided solely for the convenience of English speaking readers.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In our capacity as Statutory Auditors of Crédit Agricole S.A., we are required to report on certain contractual agreements with related parties.

In application of article L. 225-40 of French Company Law (*Code de commerce*), we have been informed of the agreements which were previously submitted to your Board of Directors for approval.

We are not required to ascertain whether any other contractual agreements exist but to inform you, on the basis of the information provided to us, of the terms and conditions of agreements indicated to us. It is not our role to comment as to whether they are beneficial or appropriate. It is your responsibility, under the terms of Article 92 of the 23 March 1967 Decree, to evaluate the benefits resulting from these agreements prior to their approval.

We conducted our work in accordance with French professional standards. These standards require that we perform the necessary procedures to verify that the information provided to us is consistent with the documentation from which it has been extracted.

I- AGREEMENTS ENTERED INTO DURING THE YEAR

1. With Union d'Études et d'Investissements and IDIA Participations

Director concerned
Mr. Kerfriden

Nature and purpose
At its meeting of 9 March 2004, the Board of Directors authorised the purchase by Crédit Agricole S.A. of Eurazeo shares that will be held by Union d'Études et d'Investissements and IDIA Participations on completion of the assets transfer made by the latter two companies to Eurazeo as part of the merger of Rue Impériale into Eurazeo. The shares would be purchased by Crédit Agricole S.A. at their amount as determined within the scope of these asset transfers.

Terms and conditions
In accordance with this authorisation, Crédit Agricole S.A. acquired 1,388,835 Eurazeo shares from Union d'Études et d'Investissements, for an amount of €89,840,288, and 136,962 Eurazeo shares from IDIA Participations, for an amount of €8,859,712.

2. With Calyon

Directors and corporate officers concerned
Messrs. Bru, Couturier, Gobin and Laurent

Nature and purpose
Further to the link-up between the corporate and investment banking businesses of Crédit Agricole S.A. and Crédit Lyonnais, Crédit Lyonnais made a partial assets transfer to Calyon (formerly Crédit Agricole Indosuez).

In view of the above transaction, it was deemed necessary to increase Calyon's shareholders' equity. At its meeting of 9 March 2004, the Board of Directors authorised Crédit Agricole S.A. to carry out a series of transactions aimed at increasing Calyon's shareholders' equity by a total amount of up to €3 billion. These transactions may be carried out as follows:

- by subscribing to a new share issue for cash, for an amount of up to €1 billion;
- by transferring a bond portfolio worth €500 million;
- by subscribing to deeply subordinated notes or any other instrument for an amount of up to €1.5 billion.



Terms and conditions

In accordance with this authorisation, Crédit Agricole S.A. has:

- subscribed to a new Calyon share issue for cash, for an amount of €905,630,000;
- transferred to Calyon a bond portfolio worth €500 million;
- subscribed to an issue of deeply subordinated notes dated 5 May 2004, for an amount of USD 1,730 million, equivalent to €1,427 million based on the exchange rate at the transaction date.

II- AGREEMENTS ENTERED INTO IN PRIOR YEARS WHICH REMAINED IN FORCE DURING THE YEAR

In accordance with the 23 March 1967 Decree, we have been advised that the following agreements, approved in prior years, remained effective during the year ended 31 December 2004.

1. With Crédit Agricole Regional Banks

Nature and purpose

At the time of Crédit Agricole S.A.'s initial public offering, during its meeting of 31 October 2001 the Board of Directors authorised the Chairman and Chief Executive Officer to sign the "Protocol Agreement" on behalf of Caisse Nationale de Crédit Agricole, together with all its appendices and all associated undertakings. The provisions of the "Protocol Agreement" notably required the establishment of a Fund for Liquidity and Solvency Banking Risks.

The Regional Banks contributed to setting up this Fund, which totals €609.8 million. The aim of the Fund is to enable the Company to operate the internal solidarity mechanism within the Crédit Agricole group and fullfillits duties as central body, by providing assistance to the Regional Banks in difficulty. The agreement relating to the Fund remains in force for a period of five years as from the date of the Company's initial public offering.

Terms and conditions

Crédit Agricole S.A. has contributed €457.4 million to the Fund, representing 75% of the total amount of €609.8 million. The Regional Banks together contributed €152.4 million on the same quota basis as for the Deposit Guarantee Fund set up under article L. 312-4 of the *Code monétaire et financier*.

No drawing was made on the Fund in 2004 in favour of a Regional Bank having a director in common with Crédit Agricole S.A. In accordance with the terms and conditions of the "Protocol Agreement", an additional sum of €21.5 million was allocated to the Fund in 2004.

2. With Calyon

Nature and purpose

At the time of the transfer of Unicrédit in 1997 and the partial asset transfer made by Crédit Agricole S.A. (formerly Caisse Nationale de Crédit Agricole) to Calyon (formerly Crédit Agricole Indosuez), some of the loans transferred were guaranteed by CNCA.

At its meeting of 28 November 2001, the Board of Directors approved the new terms for application of the initial agreements between Crédit Agricole S.A. and Calyon regarding the management of CNCA's "work-out" portfolio. This gave rise to a financial holding company (SEP), of which Calyon holds 99.9% and Crédit Agricole S.A. holds 0.1%. The purpose of this financial holding company is to manage the portfolio hitherto guaranteed by Crédit Agricole S.A. and the residual "work-out" portfolio of international loans previously carried in the balance sheet of Crédit Agricole S.A. and placed with Calyon under a management mandate.

As part of this transaction, Crédit Agricole S.A. cancelled its guarantee and granted a participating loan of €147 million to SEP.

Terms and conditions

The amount of the participating loan remains at €57.2 million as of 31 December 2004.

17 March 2005

The Statutory Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG	PRICEWATERHOUSECOOPERS AUDIT
Valérie Meeus	Gérard Hautefeuille

ANNUAL AND EXTRAORDINARY GENERAL MEETING OF 18 MAY 2005

Agenda

ORDINARY BUSINESS

- Reports of the Board of Directors and the Auditors;
- Approval of the transfer of long-term capital gains from the special reserve to an ordinary reserve account;
- Approval of the financial statements for the period ended 31 December 2004 and to ratify acts carried out by the directors with respect to the period;
- Approval of expenditure covered by Article 39-4 of the French general tax code;
- Approval of the consolidated financial statements for the period ended 31 December 2004;
- Appropriation of income and determination and appropriation of dividend;
- Approval of agreements covered by Articles L. 225-38 and following of the French commercial code;
- Appointments of directors;
- Renewal of terms of office of directors;
- Directors' fees;
- Authorisation to be given to the Board of Directors to trade in the company's shares.

EXTRAORDINARY BUSINESS

- Reports of the Board of Directors and Auditors' special reports;
- Authorisation to be given to the Board of Directors to increase share capital by issuing ordinary shares and/or any other securities giving immediate and/or eventual access to the capital, with preferential subscription rights retained;
- Authorisation to be given to the Board of Directors to increase the share capital by issuing ordinary shares and/or any other securities giving immediate and/or eventual access to the capital, with preferential subscription rights waived;
- Authorisation to be given to the Board of Directors to increase the share capital through the incorporation of reserves, earnings, premiums or other;
- Authorisation to be given to the Board of Directors to carry out right issues reserved for Crédit Agricole Group employees who are members of a company savings plan;
- Authorisation to be given to the Board of Directors to carry out right issues reserved for the company known as Crédit Agricole International Employees;
- Authorisation to be given to the Board of Directors to carry out right issues reserved for Crédit Agricole Group employees who are members of a savings plan in the USA;
- Authorisation to be given to the Board of Directors to reduce share capital by retiring shares;
- Changes in the Articles of Association to increase the disclosure threshold;
- Formalities, authorisations.

Draft resolutions submitted by the Board of Directors

I- ORDINARY BUSINESS

FIRST RESOLUTION

(Approval of transfer of the special long-term capital gains reserve to an ordinary retained earnings account)

Voting in accordance with the quorum and majority requirements for ordinary meetings, pursuant to Article 39 of Amending Finance Act No. 2004-1485 of 30 December 2004, the shareholders:

1. approve the allocation made on 31 December 2004 to the carry-forward account of €4,987,500 corresponding to the exceptional tax due in respect of the sums transferred from the special long-term capital gains reserve;
2. resolve to debit the special long-term capital gains reserve by €200,000,000 by crediting €195,012,500 to the retained earnings account and €4,987,500 to the carry forward account.

SECOND RESOLUTION

(Approval of parent company financial statements)

Having familiarised themselves with the Board of Directors' management report and the statutory auditors' general report, and voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders hereby approve the Board of Directors' management report and the financial statements for the year ended 31 December 2004 as presented, together with the business operations reflected and summarised therein and the management acts undertaken by the Board of Directors during the year then ended.

Pursuant to Article 223 *quater* of the *Code général des impôts*, the shareholders hereby approve the total amount of the costs and expenses governed by Article 39-4 of said Code, to wit €43,057.51.

The shareholders accordingly grant the Board of Directors full discharge in respect of their duties for the year ended 31 December 2004.

THIRD RESOLUTION

(Approval of consolidated financial statements)

With knowledge of the Board of Directors' management report and the statutory auditors' general report on the consolidated financial statements, and voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders hereby approve the Board of Directors' management report and the consolidated financial statements for the year ended 31 December 2004 as presented, together with the business operations reflected and summarised therein.

FOURTH RESOLUTION

(Appropriation of income and dividend distribution)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders hereby note that the net income for the 2004 financial year amounted to €1,248,608,708.30 and resolve to appropriate the total distributable sum of €1,248,446,534.63, made up of the net income for the year less prior year retained losses of €162,173.67, as follows:

1. a sum equal to 5% of the year's net income to the legal reserve, to wit €62,430,435.42;
2. a total gross dividend distribution of €972,524,808.42 to payment of a net dividend of €0.66 per share;
3. €213,491,290.79 to retained earnings.

An interim dividend of €0.30 per share was paid on 16 December 2004. The sold will be payable in cash as from 27 May 2005.

Should Crédit Agricole S.A. hold any treasury shares as of the dividend payment date, the dividends on such shares shall be transferred to retained earnings, it being specified that all powers are granted to the Board of Directors to effect this transfer.

In accordance with the provisions of Article 243 bis of the *Code général des impôts*, it is specified that the interim dividend paid in 2004 entitles the shareholders to a tax credit and that the remainder of the dividend, to be distributed in 2005, is eligible for the 50% allowance cited in paragraph 3, subparagraph 2 of Article 158 of the *Code général des impôts* applicable exclusively to shareholders who are natural persons.

The dividends and corresponding tax credit for the three previous financial years are set forth in the table below.

Year	Dividend	Tax credit(1)	Total
2001	€0.55	€0.275	€0.825
2002	€0.55	€0.275	€0.825
2003	€0.55	€0.275	€0.825

(1) The tax credit indicated is 50%, but in certain cases the rate is different.

FIFTH RESOLUTION

(Approval of agreements governed by Articles L. 225-38 *et seq.* of the *Code de commerce*)

Having familiarised themselves with the statutory auditors' special report on agreements governed by Articles L. 225-38 *et seq.* of the *Code de commerce*, and voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders hereby approve the agreements described therein and grant the Directors full discharge in this respect.

SIXTH RESOLUTION

(Election of a Director)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders duly note the resignation of Jean Le Brun, who has reached the statutory age limit and whose term of office was scheduled to expire at the annual general meeting held to approve the financial statements for the year ended 31 December 2006.

The shareholders elect Alain David to replace Jean Le Brun as Director for the remainder of his predecessor's term of office.

SEVENTH RESOLUTION

(Election of a Director)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders elect Philippe Camus as Director to replace Mr Gérard Mestrallet, whose term of office ends at this meeting and who did not stand for re-election.

The term of office is three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

EIGHTH RESOLUTION

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders duly note that the term of office of René Carron ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

NINTH RESOLUTION

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders duly note that the term of office of Alain Diéval ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

TENTH RESOLUTION

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders duly note that the term of office of Daniel Lebègue ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

ELEVENTH RESOLUTION

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders duly note that the term of office of Michel Michaut ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

TWELFTH RESOLUTION

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders duly note that the term of office of Claude Pichon ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

THIRTEENTH RESOLUTION

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders duly note that the term of office of Xavier Fontanet ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

FOURTEENTH RESOLUTION

(Renewal of a Director's term)

Voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders duly note that the term of office of Corrado Passera ends at this meeting and renew his appointment for a further term of three years ending at the annual general meeting held to approve the financial statements for the year ended 31 December 2007.

FIFTEENTH RESOLUTION

(Directors' fees)

Voting in accordance with the quorum and majority requirements for ordinary meetings, and pursuant to Article L. 225-45 of the *Code de commerce*, the shareholders hereby fix the total annual amount of fees allocated to the Directors in consideration for the performance of their duties at €670,000.

In accordance with the provisions of Article 243 bis of the *Code général des impôts*, it is specified that amounts paid to Directors and representing directors' fees for 2004 will not entitle the recipients to the 50% allowance indicated in paragraph 3, subparagraph 2 of Article 158 of the *Code général des impôts*.

SIXTEENTH RESOLUTION

(Grant of authority to the Board of Directors to trade in the company's shares)

Having familiarised themselves with the Board of Directors' management report and the information memorandum issued by the *Autorité des marchés financiers*, and voting in accordance with the quorum and majority requirements for ordinary meetings, the shareholders hereby authorise the Board of Directors, with the right to further delegate this authority under the conditions provided by law, to trade in the company's own shares in accordance with provisions of Articles L. 225-209 *et seq.* of the *Code de commerce* and European Commission Regulation 2273/2003 of 22 December 2003.

This authority, which replaces the authority granted at the ordinary general meeting of 19 May 2004, is valid until renewed at a future ordinary general meeting and, in any event, for a maximum period of eighteen (18) months from the date of this meeting.

Share purchases made by the Board of Directors pursuant to this authority may under no circumstances result in the company holding more than ten percent (10%) of its share capital.

Under the share repurchase programme established by the company, shares may be purchased, sold or otherwise transferred on one or more occasions and by all and any means, including on the market, over the counter or by way of derivatives traded on organised markets or over the counter (such as call and put options or any combination thereof), as provided for by the appropriate market authorities and at such times as the Board of Directors or its duly authorised representative deems appropriate. The entirety of the share repurchase programme may be completed through block purchases.

The number of shares purchased may not exceed 10% of the total number of shares comprising the company's share capital on the date of purchase, and the maximum number of shares held after said purchases may not exceed 10% of the share capital.

The total cost of all such share purchases made during the term of this authority may not exceed €2 billion. The purchase price may not be more than €35 and the selling price may not be less than €10. However, the shares may be allotted for no consideration in accordance with the provisions of the law.

This authority is designed to allow the company to trade in its own shares either on the market or over the counter for any purpose permitted by applicable laws or regulations, and more particularly:

1. to grant stock options to some or all employees and/or officers and directors serving in an executive capacity within the company and companies or groupings affiliated to it now or in the future, as defined in Article L. 225-180 of the *Code de commerce*;

2. to allot shares in the company to the employees referred to above as part of an employee profit-sharing or share ownership plan and in connection with the transactions covered by Articles L. 225-197-1 to L. 225-197-3 of the *Code de commerce*;
3. to hold the shares purchased with a view subsequently to exchanging them or using them to pay for a potential acquisition;
4. to ensure hedging of securities giving access to the company's share capital;
5. to ensure that liquidity is provided for the shares on the equity market by an investment services provider under a contract that complies with the AFEI (French Association for Investment Firms) Code of Conduct;
6. to retire the purchased shares, subject to adoption of the twenty-third resolution.

The Board of Directors may purchase, sell or otherwise transfer shares in the company pursuant to this authority at any time during the term of the share repurchase programme.

The company may also use the authority under this resolution and continue to implement its share repurchase programme as provided by law, and in particular by the provisions of Articles 231-1 *et seq.* of the General Regulations issued by the *Autorité des marchés financiers*, during a public cash or share offer made by or for the company.

The shareholders grant full powers to the Board of Directors to implement this authority and to determine the method of so doing, including without limitation placing stock market orders, signing deeds, entering into agreements, accomplishing formalities and filings, particularly with the *Autorité des marchés financiers*, and more generally to do all that is necessary.

II- EXTRAORDINARY BUSINESS

SEVENTEENTH RESOLUTION

(Grant of authority to the Board of Directors to increase the share capital by issuing ordinary shares or any other negotiable securities giving immediate and/or future access to the share capital, with pre-emptive rights retained)

With knowledge of the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, pursuant to provisions of Articles L. 225-129-2, L. 228-91 and L. 228-92 of the *Code de commerce*, the shareholders:

1. delegate to the Board of Directors, with the authority to further delegate as provided by law, the authority to increase the share capital, on one or more occasions, in euros, foreign currency or composite monetary units established by reference to a basket of currencies, in France or abroad, with or without a premium, for cash or by set off against claims due, by issuing ordinary shares in the company or any other negotiable securities with pre-emptive rights giving immediate and/or future rights to subscribe for ordinary shares of the company, for cash or by set off against claims due;
2. resolve that the maximum nominal amount of the capital increases which may be effected immediately and/or in the future pursuant to this authority shall not exceed €2 billion or the equivalent thereof. This limit does not include the effect of any adjustments made to protect the rights of holders of securities granting rights to the company's shares;
3. further resolve that the maximum nominal amount of debt securities granting rights to the share capital that may be issued pursuant to this authority shall not exceed €5 billion or the equivalent thereof in foreign currency;
4. resolve that shareholders shall have a pre-emptive right, as provided by law, to subscribe to a minimum number of securities in proportion to the number of shares they hold. The Board may further grant shareholders a preferential right to subscribe for any securities not taken up under those pre-emptive rights, in proportion to their rights and within the limits of their application, which will be scaled back in the event that applications exceed the number of securities available. If the shareholders' pre-emptive and, where applicable, preferential rights are not taken up in their entirety, the Board may limit the capital increase to the amount of applications received, provided that the conditions provided by law are met, or allot the unsubscribed shares as it deems appropriate and/or offer them to the general public;
5. expressly waive their pre-emptive rights to any shares issued upon the conversion of bonds or the exercise of warrants and acknowledge that this resolution shall also operate as *ipso jure* waiver of their pre-emptive rights to any securities created as a result of the securities issued pursuant to this authority in favour of their holders;
6. resolve to grant full powers to Board of Directors, with the authority to further delegate to the Chief Executive Officer, or, with his approval, to one or more Deputy Chief Executive Officers, to take actions including but not limited to the following:
   - to determine the form and attributes of the securities to be issued, as well as the issue dates, deadlines and procedures,
   - to determine the issue price, amounts and effective date (which may be retroactive) of the securities to be issued,
   - to determine the payment method for shares and/or securities issued or to be issued,
   - to determine, where applicable, the procedures by which the company will have the right to redeem or exchange on the stock market securities issued or to be issued, either at any time or during specific periods,
   - to determine, where applicable, the procedures required to protect the rights of holders of securities granting rights to the company's share capital, and to suspend exercise of the rights attached to those securities for a maximum of three months,
   - to deduct, at its sole discretion where it deems appropriate, all expenses connected with the issue from the premium generated by it and to deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue,

- where applicable, to have the securities to be issued listed on a regulated market,
- more generally, to do all that is necessary, to enter into all agreements and to accomplish all formalities required to complete the issues, to officially record the resulting capital increases and to amend the Articles of Association accordingly;

7. resolve that for each issue decided under the terms of the seventeenth and eighteenth resolutions, the number of shares to be issued may be increased pursuant to Article L. 225-135-1 of the *Code de commerce* and up to the maximum of the overall ceiling provided by this resolution, whenever the Board of Directors finds that there is surplus demand;
8. resolve that this authority, which replaces the authority granted by extraordinary resolution at the annual general meeting of 19 May 2004 and cancels the portion thereof that has not been used to date, is valid for a term of twenty-six (26) months as from this general meeting.

EIGHTEENTH RESOLUTION

(Grant of authority to the Board of Directors to increase the share capital by issuing ordinary shares or any other negotiable securities giving immediate and/or future access to the share capital, with pre-emptive rights waived)

With knowledge of the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, pursuant to provisions of Articles L. 225-129-2, L. 225-135, L. 228-91 and L. 228-92 of the *Code de commerce*:

1. delegate to the Board of Directors, with the authority to further delegate as provided by law, the authority to increase the share capital, on one or more occasions, in euros, foreign currency or composite monetary units established by reference to a basket of currencies, in France or abroad, with or without a premium, for cash or by set off against claims due, by issuing ordinary shares in the company or any other negotiable securities giving immediate and/or future rights to subscribe for ordinary shares of the company;
2. resolve that:
   - the maximum nominal amount of the capital increases which may be effected immediately and/or in the future pursuant to this authority shall not exceed €900 million or the equivalent thereof. This limit does not include the effect of any adjustments made to protect the rights of holders of securities granting rights to the company's shares,
   - the maximum nominal amount of debt securities granting rights to the share capital that may be issued pursuant to this authority shall not exceed €5 billion or the equivalent thereof in foreign currency,

   the combined total must not exceed the unused portion of the limits set in the seventeenth resolution, it being stipulated that all issues made pursuant to this authority shall count towards the corresponding maximum limit or limits;
3. expressly waive their pre-emptive rights to the securities to be issued in accordance with the law, although the Board of Directors may offer existing shareholders a right of priority over a minimum number of securities to be issued in proportion to their holdings or to apply for excess shares, for a period and on the terms fixed by the Board, it being specified that these priority rights shall not be negotiable or transferable;
4. resolve that if the number of applications received is not sufficient to take up the entire issue of securities, the Board of Directors may do one or both of the following in the order of its choice:
   - to limit the issue to the amount of applications received, provided that the conditions provided by law are met,
   - to allot all or part of the unsubscribed securities as it deems fit;
5. expressly waive their pre-emptive rights to any shares issued upon the conversion of bonds or the exercise of warrants and acknowledge that this resolution shall also operate as *ipso jure* waiver of their pre-emptive rights to any securities created as a result of the securities issued pursuant to this authority in favour of their holder;
6. resolve that, in the event of an immediate or future issue of shares for cash, the sum received or to be received by the company for each of the shares issued pursuant to this authority shall be at least equal to the minimum issue price provided by law at the time this authority is exercised, after any adjustment to this average required to take account of the difference in dividend entitlement date, it being stipulated that in the event of an issue of warrants to subscribe for shares in the company, the sum received upon subscription for the warrants shall be factored into the calculation;
7. grant the Board of Directors the authority, within the limits of the maximum capital increase referred in paragraph 2 above, to increase the share capital by issuing shares in exchange for shares or securities giving access to the share capital tendered to a public share or mixed cash and share offer (principal, secondary or alternative offer) made by the company for the shares of another publicly traded company, subject to the terms, conditions and restrictions set forth in Article L. 225-148 of the *Code de commerce*. To that end, the Board shall have full powers to (i) determine the list of securities tendered to the offer; (ii) determine the terms and conditions of the offer, the exchange parity and, where applicable, any cash balance to be paid; (iii) fix the procedures for the issue;
8. grant the Board of Directors full powers, which it may further delegate as provided by law, to take actions including but not limited to the following:
   - to determine the form and attributes of the securities to be issued, as well as the issue dates, deadlines and procedures,
   - to determine the issue price, amounts and effective date (which may be retroactive) of the securities to be issued,
   - to determine the payment method for shares and/or securities issued or to be issued,
   - to determine, where applicable, the procedures by which the company will have the right to redeem or exchange on the stock market securities issued or to be issued, either at any time or during specific periods,

- to determine, where applicable, the procedures required to protect the rights of holders of securities granting rights to the company's share capital, and to suspend exercise of the rights attached to those securities for a maximum of three months,
- to deduct, at its sole discretion where it deems appropriate, all expenses connected with the issue from the premium generated by it and to deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue,
- where applicable, to have the securities to be issued listed on a regulated market,
- more generally, to do all that is necessary, to enter into all agreements and to accomplish all formalities required to complete the issues, to officially record the resulting capital increases and to amend the Articles of Association accordingly;

9. resolve that for each issue decided under the terms of the Seventeenth and Eighteenth Resolutions, the number of shares to be issued may be increased pursuant to Article L. 225-135-1 of the *Code de commerce* and up to the maximum of the overall ceiling provided by the seventeenth resolution, whenever the Board of Directors finds that there is surplus demand;
10. resolve that this authority, which replaces the authority granted by extraordinary resolution at the annual general meeting of 19 May 2004 and cancels the portion thereof that has not been used to date, is valid for a term of twenty-six (26) months as from this general meeting.

NINETEENTH RESOLUTION

(Grant of authority to the Board to increase the share capital by capitalisation of reserves, earnings, share premiums or other items)

With knowledge ofthe Board of Directors' management report and voting in accordance with the quorum and majority requirements to transact ordinary business, pursuant to provisions of Article L. 225-129-II of the *Code de commerce*, the shareholders hereby:

1. grant to the Board of Directors the authority to increase the share capital on one or more occasions, in the proportions and at the times it deems appropriate, by capitalising share premiums, reserves, earnings or other items which may be capitalised under the provisions of the law and the company's Articles of Association, in the form of bonus share issues or by way of an increase in the nominal value of existing shares, or a combination of both;
2. resolve that the nominal amount of the capital increase that may be made pursuant to this authority may not exceed €3 billion, plus any amount needed to safeguard the rights of holders of securities giving the right to shares in the company, in accordance with the law. This limit is distinct and separate from the global limit set forth in the seventeenth and eighteenth resolutions;
3. grant to the Board of Directors full powers, which may be further delegated as provided by law, should this authority be used to take actions including but not limited to the following:
   - to determine the amount and nature of sums to be capitalised, determine the number of new shares to be issued or the amount by which the nominal value of existing shares will be increased, fix the date, which may be retroactive, from which the new shares will be entitled to a dividend or on which the increase in nominal value will be effective,
   - to decide that, in the event of a bonus issue, by exception to the provisions of Article L. 225-149 of the *Code de commerce*, fractional rights will not be negotiable and that the corresponding shares will be sold, the proceeds being allocated to the rights holders no later than 30 days after registration of the whole number of shares allotted,
   - to make any adjustments required by law,
   - to officially record each capital increase and alter the Articles of Association accordingly,
   - to take all necessary measures and to enter into all agreements to ensure the proper completion of the transactions and, more generally, to do all that is necessary and to accomplish all deeds and formalities required to finalise the capital increase or increases made pursuant to this authority;
4. resolve that this authority, which replaces the authority granted at the annual general meeting of 19 May 2004 and cancels the portion thereof that has not been used to date, is valid for a term of twenty-six (26) months as from this general meeting.

TWENTIETH RESOLUTION

(Grant of authority to the Board of Directors to increase the share capital by issuing new shares to employees who are members of a Group employee share ownership plan)

With knowledge of the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, the shareholders hereby:

1. authorise the Board of Directors, pursuant to the provisions of Articles L. 225-129-6 and L. 225-138-1 of the *Code de commerce* and Articles L. 443-1 *et seq.* of the *Code du travail*, to make new share issues on one or more occasions and at its sole discretion reserved for employees of the Crédit Agricole Group (hereinafter referred to as the 'beneficiaries'), which comprises the company, companies or groups consolidated by it (including those companies included in the scope of consolidation of Crédit Agricole S.A. during 2005), the Regional Banks and their subsidiaries, and entities or groupings controlled by the company and/or the Regional Banks pursuant to Article L. 444-3 of the *Code du travail*, who are members of one of the employee share ownership plans operated by the company or one of the companies in the Crédit Agricole Group;
2. waive their pre-emptive rights to any shares issued pursuant to this authority and waive any right to bonus shares issued pursuant to this authority in favour of the said beneficiaries;

3. resolve that the maximum nominal amount of the capital increase or increases made pursuant to this authority may not exceed €150 million, it being stipulated that this sum shall not be allocated against the amount of capital increases effected under the preceding resolutions;
4. resolve that the subscription price for Crédit Agricole S.A. shares may not be more than the average price quoted on the *Premier Marché* of Euronext Paris S.A. during the twenty trading days preceding the date of the decision made by the Board of Directors or the Chief Executive Officer, or by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval, fixing the opening date of the issue, nor more than 20% lower than this average. In case of use of this authority, the Board of Directors may adjust the amount of the discount on a case by case basis to comply with legal and regulatory requirements and more particularly fiscal, accounting or employment-related requirements in a particular country where one of the Group's companies or groups of companies taking part in the offer operates;
5. authorise the Board of Directors, pursuant to the provisions of Article L. 443-5, paragraph 4 of the *Code du travail*, to issue for no consideration shares issued or to be issued or to any securities issued or to be issued giving the subscribers rights to the share capital in lieu of the discount on the share price referred to above in paragraph 4 of this resolution;
6. resolve that this authority, which replaces the authority granted under the nineteenth resolution at the annual general meeting of 19 May 2004 and cancels the portion thereof that has not been used to date, except with respect to any capital increases that the Board of Directors has already decided to effect but that have not been completed, is valid for a term of twenty-six (26) months from this general meeting.

The shareholders grant the Board of Directors full powers, with the authority to further delegate as provided by law, to fix the terms, conditions and procedures for the capital increase or increases to be made pursuant to this authority, and more particularly to do the following:
1. to establish the criteria which must be met by companies consolidated within the Crédit Agricole Group before the beneficiaries may participate in the share issues made pursuant to this authority;
2. to determine the criteria which must be met by the beneficiaries of the newly issued shares, in particular to determine whether the shares may be subscribed for directly by beneficiaries who are members of an employee share ownership plan, or through a dedicated company investment fund or other structures or entities permitted by law;
3. to determine the terms, conditions and procedures for the issues to be made pursuant to this resolution, and in particular, determine the number of shares to be issued and the issue price for each issue, and the rules of reduction applicable in the event of over-subscription;
4. to fix the opening and closing date for applications, the reservation periods prior to making applications, and the dividend entitlement date for the shares issued;
5. in the case of a bonus issue or an issue of other securities giving access to the share capital, to opt to allot such shares or securities in full or in part in lieu of the discount on the share price referred to above, pursuant to Article L. 443-5 of the *Code du travail*;
6. to record the capital increase or increases in the amount of the shares actually subscribed;
7. to deduct all expenses connected with the issue from the premium generated by it and deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue;
8. to amend the Article of Association accordingly;
9. more generally, to do all that is necessary to complete the capital increase or increases, to enter into all agreements, and to accomplish all necessary formalities pursuant to the capital increase or increases.

TWENTY FIRST RESOLUTION

(Grant of authority to the Board of Directors to increase the share capital by issuing new shares reserved for Société Crédit Agricole International Employees)

Having heard the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, the shareholders:
1. duly note that (i) Employees of Crédit Agricole Group legal entities (as defined below) with head offices located in country where financial, legal and/or tax requirements would make it difficult to set up employee share ownership schemes through a dedicated company investment fund; or (ii) Employees of Crédit Agricole Group legal entities residing in such countries who belong to an employee share ownership plan of a Crédit Agricole Group legal entity, are hereinafter referred to as "Foreign Employees"; in this resolution, the term 'Crédit Agricole Group' refers to Crédit Agricole S.A., companies or groups included in its scope of consolidation (including companies consolidated in Crédit Agricole S.A. during 2005), the Crédit Agricole Regional Banks and their subsidiaries, and entities or groups controlled by Crédit Agricole S.A. and/or the Crédit Agricole Regional Banks, pursuant to Article L. 444-3 of the *Code du travail*;
2. resolve, in accordance with the provisions of Article L. 225-138 of the *Code de commerce*, to increase the company's share capital, on one or more occasions, by issuing new shares reserved for "Crédit Agricole International Employees", a *société anonyme* with share capital of €40,000, with its head office located in Courbevoie (92400), at 9 quai du Président Paul Doumer, registered with the Nanterre Trade and Companies Registry under registration number 422 549 022, hereinafter the 'Beneficiary' and grants the Board of Directors all necessary powers to fix the date, amount and procedures under the conditions described below;
3. waive their pre-emptive rights to any shares that may be issued pursuant to of this authority in favour of the Beneficiary;

4. resolve that the issue price for new shares subscribed by the Beneficiary pursuant to this authority shall be the same as the price at which the shares will be offered to other Group Beneficiaries pursuant to the authority granted under the twentieth resolution, and shall not be more than 20% lower than the average quoted price for the Crédit Agricole S.A. shares on the *Premier Marché* of Euronext Paris S.A. during the twenty trading days preceding the date of the decision made by the Board of Directors or Chief Executive Officer, or by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval, fixing the opening date of the issue;
5. resolve that the authority granted to Board of Directors under this resolution shall expire on the date of the annual general meeting held to vote on the financial statements for the year ended 31 December 2005;
6. resolve that the maximum nominal amount of the capital increase or increases that may be effected pursuant to this authority shall not exceed €40 million;
7. resolve that the Board of Directors shall have all powers, which may be delegated as provided by law, to use this authority on one ore more occasions, for the following purposes:
   - to determine the maximum number of shares to be issued, within the limits fixed by this resolution, and duly to record the definitive amount of each capital increase,
   - to determine the dates and the terms, conditions and procedures applicable to such capital increase, in particular the level below which the number applications will not be scaled back,
   - to deduct all expenses connected with the issue from the premium generated by it and to deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue, and
   - more generally, to enter into all agreements and accomplish all formalities required to complete the issues and for financial servicing of the shares issued pursuant to this authority or to exercise the rights attached thereto, to officially record the capital increase resulting from any shares issued pursuant to this authority, and to alter the Articles of Association accordingly.

TWENTY SECOND RESOLUTION

(Grant of authority to the Board of Directors to increase the share capital by issuing new shares reserved for employees belonging to a group employee share ownership plan in the United States)

Having heard the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, and in accordance with the provisions of Article L. 225-138-1 of the *Code de commerce* and Articles L. 443-1 *et seq.* of the *Code du travail*, the shareholders hereby:

- authorise the Board of Directors to increase the company's share capital, on one or more occasions, by issuing shares to be paid for in cash, for a period of eighteen (18) months from the date of this meeting;
- reserve the right to apply for all shares to be issued to the employees of certain Crédit Agricole S.A. Group legal entities (as defined in the twentieth and twenty first resolutions) established in the United States, and whose employment agreement is governed by United States law, or who reside in the United States, insofar as such employees belong to one of the employee share ownership plans of a Crédit Agricole Group legal entity ("US Employees");
- resolve that the maximum nominal amount of the capital increase or increases that may be effected pursuant to this authority shall not exceed €40 million;
- resolve that the issue price for the new shares to be issued shall be equal to the higher of (i) 85% of the average opening price for the Crédit Agricole S.A. share on the *Premier Marché* of Euronext Paris S.A. during the twenty trading days preceding the date of the decision made by the Board of Directors or Chief Executive Officer, or by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval, fixing the opening date for applications to the share issue reserved for US employees; or (ii) 85% of the average quoted price for the Crédit Agricole S.A. share on the *Premier Marché* of Euronext Paris S.A. on the date of the decision of the Board of Directors or Chief Executive Officer, or of the decision made by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval fixing the opening date of the application period for the share issue reserved for US Employees, up to a maximum equal to 100% of the average opening price for the Crédit Agricole S.A. share on the *Premier Marché* of Euronext Paris S.A. during the twenty trading days preceding the date of the decision of the Board of Directors or Chief Executive Officer, or of the decision made by one or more Deputy Chief Executive Officers with the Chief Executive Officer's approval fixing the opening date of the application period for the share issue reserved for US Employees;
- authorise the Board of Directors, in accordance with the provisions of Article L. 443-5, paragraph 4 of the *Code du travail*, to allot to subscribers for no consideration shares to be issued or that have been issued or any other securities to be issued or that have been issued and giving access to the share capital;
- waive their pre-emptive rights to the shares in favour of the US Employees;
- delegate all powers to Board of Directors, with the authority to further delegate such powers, to take actions including but not limited to the following:
  - to fix the maximum number of shares to be issued within the limits defined by this resolution and, for each such capital increase, to determine whether the shares must be applied for directly by the US Employees or whether they must be applied for through a mutual fund,
  - in the case of a bonus issue or an issue of other securities giving access to the share capital, to opt either to allot such shares or securities in full or in part in lieu of the maximum discount referred to above for the purpose of determining the offer price, or to deduct the equivalent value of such shares and securities from the total amount of the employer's contribution, or a combination of both,

- to determine the date and procedures of the issues to be effected pursuant to this authority, together with the rules for scaling back in case such issues are over-subscribed, and, in particular, to determine the price of the shares, the dividend entitlement dates and, if applicable, the maximum number of shares that may be applied for per employee and per issue,
- to officially record the capital increases in the amount of the shares actually subscribed,
- to carry out or arrange for an authorised representative to carry out all filing procedures and formalities,
- to amend the Articles of Association accordingly,
- to deduct all expenses connected with the issues from the premium generated by each issue and deduct from the said premium the sums required to raise the legal reserve to one tenth of the new share capital created as a result of each new issue,
- and, in general, to do all that is necessary.

TWENTY THIRD RESOLUTION

(Grant of authority to the Board of Directors to reduce the share capital by retiring shares)

Having heard the Board of Directors' management report and the statutory auditors' special report, and voting in accordance with the quorum and majority requirements to transact extraordinary business, pursuant to Article L. 225-209 of the Code de commerce, the shareholders authorise the Board of Directors:

1. to retire, on one or more occasions at its sole discretion, all or part of the shares purchased by the company pursuant to the share repurchase authority pursuant to the sixteenth resolution or subsequent authorities, up to a maximum of 10% of the share capital in any one twenty-four (24) month period as from the date of this meeting;
2. to reduce the share capital accordingly by deducting the difference between the cost of the retired shares and their nominal value from the distributable share premium or reserve accounts of its choice.

This authority, which replaces the authority granted at the combined general meeting of 19 May 2004 and cancels the portion thereof that has not been used to date, is valid for a term of twenty-four months as from the date of this meeting. The shareholders grant the Board of Directors full powers, with the right to further delegate such powers, for purposes of carrying out all actions, formalities or filings required to retire the shares and finalise the capital reduction or reductions, to officially record the capital reduction or reductions, to alter the Articles of Association accordingly, and, more generally, to do all that is necessary.

TWENTY FOURTH RESOLUTION

(Amendment to the Articles of Association to raise the disclosure threshold)

Voting in accordance with the quorum and majority requirements to transact extraordinary business, the shareholders resolve to raise the disclosure threshold, that is, the percentage of share ownership (or voting rights) above which disclosure is required under the Articles of Association.

Consequently, the shareholders raise this percentage from 0.5% to 1% of the share capital or voting rights and to amend Article 8-A of the company's Articles of Association accordingly.

TWENTY FIFTH RESOLUTION

(Formalities and powers)

The shareholders hereby grant full powers to the bearer of an original, copy or extract of the minutes of this meeting to complete any legal filing or publication formalities relating to or arising as a result of the resolutions passed above and/or any additional resolutions.

PERSONS RESPONSIBLE FOR SHELF-REGISTRATION DOCUMENT AND AUDIT

Person responsible for shelf-registration document and update

Mr Jean Laurent, Chief Executive Officer, Crédit Agricole S.A.

Statement by the person responsible for the shelf-registration document

"To the best of my knowledge the information provided in this document is true and accurate, contains all the facts requires for investors to make an informed assessment on the company's assets, operations, financial condition, earnings, and outlook, and contains no omissions liable to impair their significance."

Executed in Paris, 17 March 2005

Jean Laurent

Chief Executive Officer, Crédit Agricole S.A.

Person responsible for financial information

Patrice Vincent

Head of Financial Analysis and Information

Financial Management Department, Crédit Agricole S.A.

Telephone: +33 (0)1 43 23 56 68

Statutory auditors

STATUTORY AUDITORS

Barbier Frinault et Autres Ernst & Young Represented by Valérie Meeus 41, rue Ybry 92576 Neuilly-sur-Seine CEDEX	PricewaterhouseCoopers Audit Represented by Gérard Hautefeuille 32, rue Guersant 75017 Paris

ALTERNATES

Alain Grosmann 41, rue Ybry 92576 Neuilly-sur-Seine CEDEX	Pierre Coll 34, place des Corolles 92908 Paris-La Défense CEDEX

Barbier Frinault et Autres was appointed Statutory Auditor at the Ordinary General Meeting of 31 May 1994 for a term of six years, which was renewed for six years at the Ordinary General Meeting of 25 May 2000.

Barbier Frinault et Autres, represented by Valérie Meeus, has been a member of the Ernst & Young network since 5 September 2002.

Cabinet Alain Lainé, represented by Alain Lainé, was appointed Statutory Auditors at the Ordinary General Meeting of 31 May 1994. It audited and certified the parent-company and consolidated financial statements of Crédit Agricole S.A. for the years ended 31 December 2001, 2002 and 2003. Its term expired at the close of the Ordinary General Meeting of 19 May 2004.

Cabinet Mazars and Guerard was appointed Alternate Auditor at the Ordinary General Meeting of 31 May 1994. Its term expired at the close of the Ordinary General Meeting 19 May 2004.

The Ordinary General Meeting of 19 May 2004 appointed the following statutory auditors in their place:

PricewaterhouseCoopers Audit, Statutory Auditors

Pierre Coll, Alternate Auditor

for the remainder of the term of the aforesaid Statutory Auditors, expiring at the close of the Ordinary General Meeting called to approve the financial statements for the year ending 31 December 2005.

FEES PAID TO STATUTORY AUDITORS[1]

College of Auditors of Crédit Agricole S.A.[2]

	Ernst & Young				PricewaterhouseCoopers			
(in thousands of euros)	2004	%	2003	%	2004	%	2003	%
Audit								
Independent audit, certification, review of parent company and consolidated financial statements[3]	9,244		8,141		9,553		6,807	
Ancillary assignments	1,547		4,704		4,169[4]		5,599	
Subtotal	**10,791**	**99.6%**	**12,845**	**87.4%**	**13,722**	**95.6%**	**12,406**	**100.0%**
Other services								
Legal, tax, personnel-related issues	29		277		570			
Information technology	0		178		0		[5]	
Internal audit	0		43		40			
Other (detail if > 10 % of audit fees)	16		1,350[6]		28			
Subtotal	**45**	**0.4%**	**1,848**	**12.6%**	**638**	**4.4%**		
Total	**10,836**	**100.0%**	**14,693**	**100.0%**	**14,360**	**100.0%**	**12,406**	**100.0%**

Other statutory auditors engaged in the audit of fully-consolidated Crédit Agricole S.A. group subsidiaries.

	Mazars & Guerard				KPMG				Deloitte Touche Tohmatsu				Others			
(in thousands of euros)	2004	%	2003	%	2004	%	2003	%	2004	%	2003	%	2004	%	2003	%
Audit																
Independent audit, certification, review of parent company and consolidated financial statements[3]	1,624	91%	886	81%	737	78%	1,686	94%	2,150	88%	4,676	69%	2,005	92%	2,146	67%
Ancillary assignments	168	9%	205	19%	213	22%	115	6%	286	12%	2,097	31%	186	8%	1,051	33%
Total	**1,792**	**100%**	**1,091**	**100%**	**950**	**100%**	**1,801**	**100%**	**2,436**	**100%**	**6,773**	**100%**	**2,191**	**100%**	**3,197**	**100%**

(1) These figures comprise the annual cost of statutory auditors' fees. At the Crédit Agricole S.A. Annual General Meeting of 19 May 2004, the shareholders appointed PricewaterhouseCoopers as Statutory Auditors to replace Cabinet A. Lainé.

(2) Including fully-consolidated Crédit Agricole S.A. subsidiaries audited by the college of auditors.

(3) Including services of independent experts or affiliated experts provided at the request of the statutory auditors in the performance of their audit assignment. Services performed for the transition to IFRS are included under this heading.

(4) Fees paid to PricewaterhouseCoopers for ancillary assignments do not include fees paid to the firm before it was appointed as Statutory Auditor of Crédit Agricole S.A. on 19 May 2004.

(5) As PricewaterhouseCoopers was not Statutory Auditor of Crédit Agricole S.A. in 2003, figures for other services were not published for that year.

(6) Including €1 million of fees in respect of a foreign subsidiary of Crédit Agricole Indosuez, not audited by Ernst & Young, prior to adoption of the French Financial Security Act.

REPORT OF THE STATUTORY AUDITORS ON THE REGISTRATION DOCUMENT (*DOCUMENT DE RÉFÉRENCE*)

This is a free translation into English of the statutory auditors' report on the registration document issued in the French language and is provided solely for the convenience of English speaking readers. The statutory auditors' reports on financial statements and consolidated financial statements, referred to in this report, include information specifically required by French law in all audit reports, whether qualified or not, and this is presented after the Opinion on the financial statements. This information includes (an) explanatory paragraph(s) discussing the auditors' assessment(s) of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the annual and consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the annual and consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with French law and professional auditing standards applicable in France.

In our capacity as statutory auditors of Crédit Agricole S.A. and in compliance with Article 211-5-2 of AMF General Regulation, we have verified, in accordance with French professional standards, the information in respect of the financial position and historic financial statements included in the accompanying Registration Document (*Document de référence*).

This Registration Document was prepared under the responsibility of Mr. Jean Laurent, Chief Executive Officer of Crédit Agricole S.A. Our responsibility is to issue an opinion on the fairness of the information contained therein with respect to the financial position and financial statements.

We conducted our examination in accordance with French professional standards. This examination consisted in assessing the fairness of the information on the financial position and financial statements and to verify their consistency with the audited accounts. We also read other financial information contained in the Registration Document in order to identify any significant inconsistency with information in respect of the financial position and financial statements and to bring to your attention any obvious misstatements we noted based on our general understanding of the company gained through our audit. This document includes no prospective information on a properly prepared individual components or item.

CRÉDIT AGRICOLE S.A. (PARENT COMPANY) FINANCIAL STATEMENTS

We have audited the financial statements as approved by the Board of Directors for the financial year ended 31 December 2004 in accordance with the professional standards applicable in France, and issued an unqualified opinion on them. Without qualifying our opinion, we draw your attention on the changes in accounting method (set out in note 2 to the financial statements) resulting from :

- the application of opinion 2004-05 of March 25, 2004 issued by the *Conseil national de la comptabilité* (French National Accounting Board), concerning long-service awards;
- the application of recommendation 2003-R.01 of April 1, 2003 issued by the *Conseil national de la comptabilité*, relating to rules for accounting for and measuring pension obligations and other post-retirement benefits.

Barbier Frinault & Autres (Ernst & Young) and Cabinet Alain Lainé have audited the financial statements as approved by the Board of Directors for the financial years ended 31 December 2002 and 2003 in accordance with the professional standards applicable in France and issued an unqualified opinion on them. Their audit report on the annual financial statements for the year ended 31 December 2003 contains an emphasis of matter paragraph which, without qualifying their opinion, draws the attention to note 2 to those statements concerning:

- the change in accounting method of deferred expenses incurred in the issuance of debts represented by a security with effect from January 1, 2003;
- the changes in accounting methods resulting from application of CRC Regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la réglementation bancaire et financière* and CRC Regulation 2002-10 on depreciation and impairment of assets.

CRÉDIT AGRICOLE S.A. CONSOLIDATED FINANCIAL STATEMENTS

We have audited the consolidated financial statements as approved by the Board of Directors for the financial year ended 31 December 2004 in accordance with the professional standards applicable in France, and issued an unqualified opinion on them. Without qualifying our opinion, we draw the attention to the following matters:

- the change in accounting method resulting from application of opinion 2004-05 of March 25, 2004, issued by the *Conseil national de la comptabilité* (French National Accounting Board), concerning long-service awards (note 2.1 to the consolidated financial statements);
- the change in accounting method resulting from application of recommendation 2003-R.01 of April 1, 2003 issued by the *Conseil national de la comptabilité*, relating to rules for accounting for and measuring pension obligations and other post-retirement benefits (notes 2.1, 2.1.13 and 25 to the consolidated financial statements);
- the change in accounting method resulting from early application of all provisions of CRC regulation 2002-10 of December 12, 2002 relating to the depreciation, amortization and impairment of assets (notes 2.1 and 2.1.11 to the consolidated financial statements);
- the change in accounting method resulting from application of CRC regulations 2004-16 and 2004-17 of November 23, 2004 on disclosure requirements regarding the fair value of financial instruments (notes 2.1 and 24.1 to the consolidated financial statements);

- the change in accounting method resulting from application of opinion 2004-04 of March 25, 2004 amending regulation CRC 2002-09 of December 12, 2002 relating to the accounting treatment of forward financial instruments by companies governed by the French Insurance Code (*Code des assurances*) (note 2.1 to the consolidated financial statements).

Barbier Frinault & Autres (Ernst & Young) and Cabinet Alain Lainé have audited the consolidated financial statements as approved by the Board of Directors for the financial years ended 31 December 2002 and 2003 in accordance with the professional standards applicable in France and issued an unqualified opinion on them. Their audit report on the annual financial statements for the year ended 31 December 2003 contains an emphasis of matter paragraph which, without qualifying their opinion, draws the attention to note 2.1 to those statements concerning:

- the change in accounting method resulting from application of the preferred method of treatment of deferred expenses incurred in the issuance of debts represented by a security with effect from January 1, 2003;
- the change in accounting method resulting from application of CRC Regulation 2002-03 on accounting for credit risks by institutions regulated by the *Comité de la réglementation bancaire et financière*;
- the change in accounting method resulting from application of CRC Regulation 2002-10 on depreciation and impairment of assets for banking and insurance activities.

CRÉDIT AGRICOLE S.A. PRO FORMA CONSOLIDATED FINANCIAL STATEMENTS

The pro forma consolidated financial statements for the years from 1 January 2002 to 31 December 2002 and 1 January 2003 to 31 December 2003, as approved by the Board of Directors and presented in this Registration Document, have been examined by Barbier Frinault & Autres (Ernst & Young) and Cabinet Alain Lainé in accordance with the professional standards applicable in France.

For purposes of comparison, these pro forma statements reflect the effects of all the transactions related to the acquisition of the Crédit Lyonnais group during the second quarter of 2003.

Having examined these pro forma statements and issued reports thereon, Barbier Frinault & Autres (Ernst & Young) and Cabinet Alain Lainé concluded that the conventions adopted constitute a reasonable basis for presenting the effects at 31 December 2002 and 2003 of the Crédit Lyonnais group acquisition during the second quarter of 2003. These effects were appropriately quantified and the accounting methods used are consistent with those followed in preparing the consolidated financial statements of Crédit Agricole S.A.

On the basis of our examination, we have nothing to report with respect to the fairness of the information on the financial position and financial statements included in the Registration Document (*Document de référence*).

In respect of the pro forma information included in the present Registration Document, it should be remembered that this information is intended to reflect the effect of a given transaction on the historical financial information, had this transaction or event occurred at a date earlier than the date at which such transaction or event occurred or is reasonably expected to occur. However, the pro forma financial information is not necessarily indicative of the results of operations or related effects on the financial position that would have been attained had the transaction or event occurred at a date earlier than the date at which it actually occurred or is reasonably expected to occur.

March 17, 2005

The Statutory Auditors

BARBIER FRINAULT & AUTRES ERNST & YOUNG	PRICEWATERHOUSECOOPERS AUDIT
Valérie Meeus	Gérard Hautefeuille

The Registration Document also includes the following reports:

- The statutory auditors' report on the annual and consolidated accounts at December 31, 2004 (shown on pages 179 and 166 of the Registration Document), which includes the basis of their assessment in accordance with Article L. 225-235 of French company law (*Code de commerce*).
- In accordance with Article L. 225-235 of French company law (*Code de commerce*), the statutory auditors' report on the report prepared by the Director of Crédit Agricole S.A.(page 97 of the Registration Document) describes the internal control procedures for the preparation and treatment of accounting and financial information.

CROSS-REFERENCE TABLE

This annual report has been registered as the shelf-registration document with the French Autorité des Marchés financiers (AMF). To facilitate consultation, the following table indicates page references of the main items of disclosure required by AMF regulations and application instructions.

AMF heading	Page no.
Statements by persons responsible	
Statement by person responsible for the shelf-registration document	200
Statement by the Statutory Auditors	202
Disclosure policy	11
General information	
Company	
General information about the company	182
Share capital	
Specific provisions (restriction on the exercise of voting rights, etc.)	184
Authorised unissued capital	185
Potential capital	185
5-year statement of changes in share capital	52
Market in the shares	
Trends in share price and trading volumes (18 months)	9
Dividends	10, 51, 185, 192
Market in debt securities	186
Share capital and voting rights	
Current ownership of share capital and voting rights	8, 185
Changes in ownership	185
Shareholders' agreements	8, 185
Group operations	
Group organisation (relations between parent company and subsidiaries, information about subsidiaries)	12-17
Group key figures	6-7
Sector data (business segment, geographical region and/or country)	6, 33, 159
Markets and competitive positioning	6-25
Performance indicators (value creation, etc.)	10
Analysis of group risk exposure	
Risk factors	60-75
Market risks (liquidity, interest rate, exchange rate, equities)	60-73
Business-specific risks (dependence upon suppliers, customers, sub-contractors)	73-75
Legal risks (specific regulations, concessions, patents, licences, significant litigation, exceptional events)	73-75
Industrial and environmental risks	81-83
Insurance and risk cover	75
Assets, financial position and results	
Consolidated financial statements and notes	31, 103-165
Off-balance sheet items	106, 149
Fees paid to statutory auditors and members of their networks	201
Pro forma financial information	30, 120-121
Regulatory prudential ratios	49
Parent company financial statements	169
Corporate governance	
Composition and operation of the administrative, executive and supervisory bodies	86-88
Composition and operation of special Committees	88-90
Executive Directors (compensation and benefits, stock options granted and exercised, share warrants and warrants to subscribe for founders' shares)	98-102
Regulated related-party agreements	189
Recent developments and outlook	
Recent developments	53
Outlook	53


CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
A French limited company with a share capital of € 4,420,567,311
Paris Trade and Company Registry N° 784 608 416
91-93, boulevard Pasteur - 75015 Paris
Tél. 33 (0) 1.43.23.52.02
www.credit-agricole-sa.fr

Labrador 33 1 53 06 30 80 Photo credit: Walter Sanders - Greg Pease : Getty Images.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.1

Prospectus relating to the issuance of (A) €130 million EONIA linked notes, (B) €70 million EONIA linked notes and (C) €50 million three month Euribor linked notes

April 12, 2005

Please see attached.

Prospectus dated 12 April 2005



Euro 130,000,000 EONIA (REO7) linked notes due 15 April 2008 (the "**A Notes**")
A Notes issue price: 99.868 per cent.

Euro 70,000,000 EONIA (REO7) linked notes due 15 April 2008 (the "**B Notes**")
B Notes issue price: 99.868 per cent.

Euro 50,000,000 three month Euribor linked notes due 15 April 2008 (the "**C Notes**")
C Notes issue price: 100 per cent.

The A Notes, B Notes and C Notes issued by Crédit Agricole S.A. (the "**Issuer**" or "**CA S.A.**") (together collectively referred to as the "**Notes**") have been issued outside the Republic of France on 15 April 2005.

The A Notes shall bear interest from, and including, 15 April 2005 at the rate of EONIA (RE07) payable annually in arrear on 15 April of each year or, if any such day is not a Payment Business Day (as defined in Condition 4.1), the day determined in accordance with the Modified Following Business Day Convention (as defined in Condition 4.1). The first payment of interest with respect to the A Notes will be made on 15 April 2006 for the period from, and including, 15 April 2005 to, but excluding, 15 April 2006.

The B Notes shall bear interest from, and including, 15 April 2006 at the rate of EONIA (RE07) payable annually in arrear on 15 April of each year or, if any such day is not a Payment Business Day (as defined in Condition 4.1), the day determined in accordance with the Modified Following Business Day Convention (as defined in Condition 4.1). The first payment of interest with respect to the B Notes will be made on 15 April 2006 for the period from, and including, 15 April 2005 to, but excluding, 15 April 2006.

The C Notes shall bear interest from, and including, 15 April 2005 at the rate of three month-Euribor payable quarterly in arrear on 15 January, 15 April, 15 July and 15 October of each year or, if any such day is not a Payment Business Day (as defined in Condition 4.1), the day determined in accordance with the Modified Following Business Day Convention (as defined in Condition 4.1. The first payment of interest with respect to the C Notes will be made on 15 July 2005 for the period from, and including, 15 April 2005 to, but excluding, 15 July 2005.

Payments of principal and interest on the Notes will be made without deduction for or on account of taxes of the Republic of France (see "Terms and Conditions - Taxation").

Application has been made to list the Notes on Euronext Paris S.A. ("**Euronext Paris**").

Unless previously redeemed or purchased and cancelled, the Notes will be redeemed at par on 15 April 2008. CA S.A. may (and in certain circumstances, shall) redeem the Notes, in whole but not in part, at any time before such date at par plus accrued interest, if any, in the event of certain changes in French tax laws or regulations as set out herein (see "Terms and Conditions - Redemption and Purchase - Redemption for Taxation Reasons").

The Notes have, upon issue on 15 April 2005, been entered in the books of Euroclear France which has credited the accounts of the Account Holders (as defined in "Terms and Conditions of the Notes - Form, Denomination and Title") including the depositary bank for Clearstream Banking, *société anonyme* ("**Clearstream, Luxembourg**") and Euroclear Bank S.A./N.V., as operator of the Euroclear System ("**Euroclear**").

The Notes have been issued in registered form in the denomination of Euro 1,000 each. At any time as from the date of their listing, the Notes will be converted into bearer form at the option at their holders. Such conversion will be made in accordance with applicable laws and regulations and with the rules of Euroclear France, Euroclear and Clearstream Luxembourg. The Notes will at all times be represented in book entry form (*dématérialisés*) in the books of the Account Holders in compliance with article L. 211-4 of the French *Code monétaire et financier*. No physical document of title will be issued with respect to the Notes.

CALYON CORPORATE AND INVESTMENT BANK

DEXIA CAPITAL MARKETS **ING Financial Markets**

The Issuer represents that this Prospectus contains all information with regard to the Issuer and the Notes which is material in the context of the issue of the Notes, that all such information is in every material respect true and accurate and not misleading, that, to the best of its knowledge and belief, and after having made all inquiries as it has considered necessary there are no other facts the omission of which would in the context of the issue and sale of the Notes make any statement in this Prospectus misleading in any material respect and that all reasonable enquiries have been made to ascertain such facts and to ensure the accuracy of all such statements. The Issuer accepts responsibility accordingly.

In connection with the issue and offering of the Notes, no person has been authorised to give any information or to make any representation other than those contained in this Prospectus and, if given or made, such information or representation must not be relied upon in any way as having been authorised by the Issuer or the Managers (as defined in "Subscription and Sale" below). Neither the delivery of this Prospectus, nor any sale made in connection therewith shall, under any circumstances, create any implication that there has been no change in the affairs of the Issuer subsequent to its date.

The distribution of this Prospectus and the offering of the Notes in certain jurisdictions may be restricted by law. Persons into whose possession this Prospectus comes are required by the Issuer and the Managers to inform themselves about and to observe any such restrictions. For a description of certain restrictions on offers and sales of Notes and on distribution of this Prospectus, see "Subscription and Sale" below.

*The Notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and, subject to certain exceptions, may not be offered or sold within the United States of America or to, or for the account or benefit of, U.S. persons (as defined in Regulation S under the Securities Act ("**Regulation S**")).*

This Prospectus does not constitute, and may not be used for the purposes of, an offer or an invitation, to subscribe for or purchase any Notes for or on behalf of any person in any jurisdiction or in any circumstances in which such offer or invitation is not authorised or to any person to whom it is unlawful to make such offer or invitation and no action is being taken to permit an offering of the Notes or the distribution of this Prospectus in any jurisdiction where such action is required.

*In this Prospectus, unless otherwise specified or the context otherwise requires, references to "**€**", "**EURO**", "**EUR**" or "**euro**" are to the single currency which was introduced on 1 January 1999 between the participating member states of the third stage of the European Union*

Potential Noteholders are strongly advised to consult their own tax advisers concerning the consequences of acquisition, disposal, early repayment or redemption of the Notes.

In connection with the issue of the Notes CALYON may over-allot or effect transactions with a view to supporting the market price of the Notes at a level higher than that might otherwise prevail for a limited period after the issue date of the Notes. However there may not be no obligation on CALYON to do such transaction. Such stabilizing may be discontinued at any time and must be brought to on and after a limited period. Such transaction will be carried out in compliance with all applicable laws and regulations.

INCORPORATION BY REFERENCE

The *Document de Référence* of the Issuer, filled with the *Autorité des marchés financiers* (AMF) on 17 March 2005 under number D 05-0233 is incorporated by reference herein. This Prospectus should be read and construed in conjunction with the *Document de Référence*.

Copies of the *Document de Référence* is available without charge upon request at the principal office of the Issuer and of the Paying Agent (Crédit Agricole Investor Services – Corporate Trust) and on the AMF website: www.amf-France.org (item "Decisions and news"/ "Search" / "Prospectuses and disclosures" / "Company name" / key words: "Crédit Agricole SA").

TABLE OF CONTENTS

TERMS AND CONDITIONS OF THE NOTES

The terms and conditions of the Notes (the "Terms and Conditions") subject to completion and amendment, will be as follows: —

The issue outside the Republic of France of the:

(1) Euro 130,000,000 EONIA (REO7) linked notes due 15 April 2008, bearing interest from, and including, 15 April 2005 at the rate of EONIA (RE07) per annum payable annually in arrear on 15 April of each year (the "**A Notes**");

(2) Euro 70,000,000 EONIA (REO7) linked notes due 15 April 2008, bearing interest from, and including, 15 April 2005 at the rate of EONIA (RE07) per annum payable annually in arrear on 15 April of each year (the "**B Notes**"); and

(3) Euro 50,000,000 three-month Euribor linked notes due 15 April 2008, bearing interest from, and including, 15 April 2005 at the rate of three Month-Euribor payable quarterly in arrear on 15 January, 15 April, 15 July and 15 October of each year (the "**C Notes**" and together with A Notes and B Notes, the "**Notes**"),

by Crédit Agricole S.A. (the "**Issuer**") has been authorized by a decision of Olivier NICOLAS, Head of Asset and Liability Management Department (*Responsable du Service "Gestion Actif/Passif et Relations Financières"*) of the Issuer dated 17 March 2005, acting pursuant to a resolution of the Board of Directors (*Conseil d'administration*) of the Issuer passed on 22 July 2004. An agency agreement (the "**Agency Agreement**") will be entered into on 13 April 2005 between the Issuer and Crédit Agricole Investor Services - Corporate Trust, as fiscal agent, calculation agent and paying agent (the "**Fiscal Agent**", "**Calculation Agent**", and " **Paying Agent**", which expressions shall, where the context so admits, include any successor for the time being as Fiscal Agent and/or Calculation Agent and/or Paying Agent). References below to the "**Conditions**" are, unless the context otherwise requires, to the relevant numbered paragraphs below. Holders of A Notes, holders of B Notes and holders of C Notes are together collectively referred to as the "**Noteholders**".

1. FORM, DENOMINATION AND TITLE

The A Notes will be issued in registered dematerialised form in the denomination of Euro 1,000 each (130,000 Notes will be issued).

The B Notes will be issued in registered dematerialised form in the denomination of Euro 1,000 each (70,000 Notes will be issued).

The C Notes will be issued in registered dematerialised form in the denomination of Euro 1,000 each (50,000 Notes will be issued).

At any time as from the date of their listing, the Notes will be converted into bearer form at the option at their holders. Such conversion will be made in accordance with applicable laws and regulations and with the rules of Euroclear France, Euroclear Bank

S.A./N.V., as operator of the Euroclear System ("**Euroclear**") and Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**").

No physical document of title (including *certificats représentatifs* pursuant to Article 7 of Decree No. 83-359 of 2 May 1983) will be issued in respect of the Notes. Title to the Notes will be evidenced in accordance with Article L. 211-4 of the French *Code monétaire et financier* by book-entries (*inscriptions en compte*).

The Notes will, upon issue, be entered in the books of Euroclear France which shall credit the accounts of the Account Holders. For the purpose of these Terms and Conditions, "**Account Holders**" shall mean any authorised financial intermediary institution (*intermédiaire financier habilité*) entitled to hold, directly or indirectly, accounts, on behalf of its customers with Euroclear France and includes Euroclear and Clearstream Luxembourg.

Title to the Notes shall be evidenced by entries in the books of Account Holders and will pass upon, and transfer of Notes may only be effected through, registration of the transfer in the accounts of the Account Holders in such books.

2. STATUS OF THE NOTES

The Notes constitute (subject to the provisions of Condition 3) direct, unconditional, unsecured and unsubordinated obligations of the Issuer and rank and will rank *pari passu* and without any preference among themselves and (except for those preferred by mandatory provisions under French law) equally and rateably with all other present or future unsecured and unsubordinated obligations of the Issuer.

3. NEGATIVE PLEDGE

So long as any of the Notes remains outstanding, the Issuer will not create any mortgage, charge, pledge or other security interest upon any of its assets or revenues, present or future, to secure any Relevant Indebtedness (as defined below) incurred or guaranteed by it (whether before or after the issue of the Notes) unless the Issuer's obligations under the Notes are equally and rateably secured therewith. For the purposes of this Condition, "**Relevant Indebtedness**" means any indebtedness for borrowed money in the form of, or represented by, bonds, notes or other securities which are for the time being, or are capable of being, quoted, listed, or ordinarily dealt in on any stock exchange, over-the-counter market or other securities market.

4. INTEREST

4.1 Accrual of Interest

For the purposes of these Conditions, "**TARGET Day**" means a day on which the Trans European Automated Real Time Gross Settlement Express Transfer, or any successor thereto, (the "**TARGET System**") is operating and "**Payment Business Day**" means a day (other than a Saturday or a Sunday or any public holiday in France) on which commercial banks and foreign exchange settlements are open for business in Paris and Euroclear France is open for general business and which is also a TARGET Day.

(a) A Notes

A Notes shall bear interest from and including 15 April 2005 (the "**Issue Date**") to and excluding the Maturity Date (as defined in Condition 5(a) hereafter) payable annually in arrear on 15 April in each year (each an "**A Notes Interest Payment Date**") commencing on 15 April 2006 for the period from, and including, 15 April 2005 to, but excluding, 15 April 2006, provided that if an A Notes Interest Payment Date would otherwise fall on a day that is not a Payment Business Day, then the A Note Interest Payment Date will be the first following day that is a Payment Business Day unless it would thereby fall into the next calendar month, in which event such date shall be brought forward to the immediately preceding Payment Business Day (the "**Modified Following Business Day Convention**"). Each period beginning on (and including) the Issue Date or any A Notes Interest Payment Date and ending on (but excluding) the next A Notes Interest Payment Date is herein called an "**A Notes Interest Period**".

(b) B Notes

B Notes shall bear interest from and including the Issue Date to and excluding the Maturity Date (as defined in Condition 5(a) hereafter) payable annually in arrear on 15 April in each year (each a "**B Notes Interest Payment Date**") commencing on 15 April 2006 for the period from, and including, 15 April 2005 to, but excluding, 15 April 2006, provided that if a B Notes Interest Payment Date would otherwise fall on a day that is not a Payment Business Day, then the B Notes Interest Payment Date will be the day determined in accordance with the Modified Following Business Day Convention. Each period beginning on (and including) the Issue Date or any B Notes Interest Payment Date and ending on (but excluding) the next B Notes Interest Payment Date is herein called a "**B Notes Interest Period**".

(c) C Notes

C Notes shall bear interest from and including the Issue Date to and excluding the Maturity Date (as defined in Condition 5(a) hereafter) payable quarterly in arrear on 15 January, 15 April, 15 July and 15 October in each year (each a "**C Notes Interest Payment Date**" and, together with A Notes Interest Payment Date and B Notes Interest Payment Date, an "**Interest Payment Date**") commencing on 15 July 2005 for the period from, and including, 15 April 2005 to, but excluding, 15 July 2005, provided that if a C Notes Interest Payment Date would otherwise fall on a day that is not a Payment Business Day, then the C Notes Interest Payment Date will be the day determined in accordance with the Modified Following Business Day Convention. Each period beginning on (and including) the Issue Date or any C Notes Interest Payment Date and ending on (but excluding) the next C Notes Interest Payment Date is herein called a "**C Notes Interest Period**".

Each Note will cease to bear interest as from the earlier of their redemption or the Maturity Date (as defined in Conditions 5(a) hereafter), unless payment of principal is improperly withheld or refused. In such event it shall continue to bear interest in accordance with this Condition until whichever is the earlier of (i) the day on which all sums due in respect of such Note up to that day are received by or on behalf of the relevant Noteholders, and (ii) the day after the Fiscal Agent has notified the Noteholders of receipt of all sums due in respect of all the Notes up to that day (except to the extent that there is any subsequent default of payment to the relevant Noteholders under these Conditions).

4.2 Interest Rate

(a) A Notes and B Notes

The rate of interest applicable to the A Notes and B Notes (the "**A Notes and B Notes Interest Rate**") for each A Notes Interest Period and B Notes Interest Period will be determined by the Calculation Agent (rounded, if necessary, up to the nearest sixth decimal) in accordance with the following formula:

$$\frac{REO7_d}{REO7_{do}} - 1$$

where:

"**$RE07_d$**" means, in relation to each A Notes Interest Period and B Notes Interest Period, the level of the Overnight Index on the A Notes Interest Payment Date and B Notes Interest Payment Date in respect of such A Notes Interest Period and B Notes Interest Period at the Relevant Time

"**$RE07_{do}$**" means, in relation to each A Notes Interest Period and B Notes Interest Period, the level of the Overnight Index on the preceding A Notes Interest Payment Date and B Notes Interest Payment Date or, as the case may be, on the Issue Date for the first interest period. $RE07_{do}$ was 124.760750 in respect of the Issue Date.

"**Relevant Time**" means 11:00 a.m. Paris time.

"**Overnight Index**" is an index that is calculated by BNP Paribas on each TARGET Day (each such day, a "**Calculation Date**" or "**C**") and the level of which is displayed, for information purposes only (unless EONIA is not published on "page 247" of Telerate as set out under the definition of "EONIA" below), by BNP Paribas on such Calculation Date on the display designated as Page BNPEONIA01 on Reuters, which is based on the daily rate of the day-to-day Euro interbank money market applicable on the day preceding the seventh day prior to each Calculation Date. In the event that BNP Paribas ceases to determine and publish the Overnight Index, the Calculation Agent will appoint another bank in place of BNP Paribas to determine and publish the index on its own reference page. Notice of any such change will be given in accordance with Condition 9.

The level of the Overnight Index on any Calculation Date ("**$RE07_c$**") is determined by BNP Paribas (rounded, if necessary, in accordance with the recommendations of the *Comité de Normalisation Obligataire (groupe de travail n° 20)* in force at the relevant time or, if the Calculation Agent determines that there are no such recommendations, up to the nearest sixth decimal) in accordance with the following formula:

$$\mathbf{RE07}_c = \mathbf{100} \times \prod_{\substack{J = C_0 - 7 \\ J \in T}}^{C'} \left(1 + \frac{R_J \times N_J}{360}\right)$$

where:

"**C'**" means, for any given compounding period, the final Rate Setting Date in such period.

"**Co**" means 27 April 1998. The level of the Overnight Index as of Co was 100.

"**T**" means a TARGET Day as defined in Condition 4.1 above.

"**J**" means the relevant Rate Setting Dates between Co-7 and C'.

"$\mathbf{N_j}$" means the number of calendar days to which a particular daily rate R_j applies, except in the case of the final Rate Setting Date of any given period, C', where N_j shall be the number of calendar days from, and including, such final Rate Setting Date to, but excluding, the day that is 7 calendar days prior to the Calculation Date corresponding to such final Rate Setting Date.

"$\mathbf{R_J}$" or the "**Rate**" means, in relation to each Rate Setting Date, the EONIA (as defined below) prevailing on such Rate Setting Date, as determined by the Calculation Agent by reference to the Rate Source on the Payment Business Day (as defined in Condition 4.1) next following the Rate Setting Date. For the avoidance of doubt, the R_J prevailing on any Rate Setting Date shall apply to both such Rate Setting Date and any succeeding calendar day that is not itself a TARGET Day through the value attributed to N_J.

"**Rate Setting Date**" means, in relation to each Calculation Date, the TARGET Day immediately preceding the date that is 7 calendar days prior to such Calculation Date.

"**Rate Source**" means, for each Rate Setting Date, EONIA.

"**EONIA**" is the European Overnight Index Average, the daily rate of the day-to-day Euro interbank money market to be computed by the European System of Central Banks, published on the display designated as "Page 247" on Telerate (or such other page or service as, in the Calculation Agent's opinion, may replace it for the purpose of displaying the daily rates of the day-to-day Euro interbank money market), provided that if such rate is not available from any such source, the Calculation Agent will request each of the Reference Banks to provide it with its quotation of the rate it is offering to leading banks in participating Member States for overnight deposits with such Reference Bank in Euro in a Representative Amount at the Relevant Time on the Rate Setting Date and EONIA shall be the arithmetic mean, as determined by the Calculation Agent (rounded, if necessary, up to the nearest sixth decimal), of such quotations (being at least two). If fewer than two quotations are provided, the rate for such day shall be determined by the Calculation Agent in its discretion, acting reasonably after prior consultation with an independent expert.

"**Reference Banks**" means a selection of a minimum of five leading banks from the European Central Bank's contributing panel banks excluding Crédit Agricole S.A..

"**Representative Amount**" means an amount not less than € 10,000,000.

"**participating Member State**" means any member state of the European State which has become a participating Member State in the third stage (or any further stage) of the European Economic and Monetary Union.

If the A Notes and the B Notes are redeemed on any date other than the Maturity Date (as defined in Condition 5(a) hereafter), for any reason, the A Notes and B Notes Interest Rate in respect of the period from, and including, the last preceding A Notes Interest Payment Date and B Notes Interest Payment Date (or, as the case may be, the Issue Date), to, but excluding, the date set for redemption (the "**Early Redemption Date**"), shall be determined (rounded, if necessary, up to the nearest sixth decimal) by the Calculation Agent in accordance with the following formula:

$$\left(\frac{REO7_{d}}{REO7_{d_1}} - 1 \right) \times \frac{n}{N}$$

where:

"**d**" is the Calculation Date corresponding to the Early Redemption Date.

"$\mathbf{d_1}$" is the first day of the relevant Interest Accrual Period.

"**n**" is the number of calendar days between d and d_1 ($n = d - d_1$)

"**N**" is the number of calendar days in each A Notes Interest Period and B Notes Interest Period, being 365, or if any portion of the A Notes Interest Period and B Notes Interest Period falls in a leap year, 366.

"**RE07**" shall mean, in relation to a Calculation Date, the level of the Overnight Index on such Calculation Date.

(b) C Notes

The interest rate applicable to the C Notes (the "**C Notes Interest Rate**") for each C Notes Interest Period will be determined by the Calculation Agent as the rate per annum equal to the rate determined in accordance with (i), (ii) and (iii) below on the following basis:

(i) The Calculation Agent will obtain the European interbank offered rate ("**Euribor**") for three-month Euros deposits, as calculated and published by the European Banking Federation and which appears, for information purposes only, on the Telerate page 248 (or, if not available on the Reuters page "EURIBOR01", or, if not available, on whatever page of such other recognised screen or service that may be substituted therefore for the display of Euribor) as at, or about, 11.00 a.m. (Brussels time) on the day that is two TARGET Days (as defined above) before the first day of each C Notes Interest Period (each a "**C Notes Interest Determination Date**");

(ii) If for any reason on any C Notes Interest Determination Date such Euribor is not calculated or otherwise made available, or if it is not reasonably practicable to calculate the rate under (i) above, the Calculation Agent will, on such date:

(A) Request the Reference Banks (as defined above), to provide a quotation for the rate at which three-month Euros deposits are offered by it in the Euro-zone interbank market at approximately 11.00 a.m. (Brussels time) on the C Notes Interest Determination Date in question to prime banks in the Euro-zone interbank market in an amount that is representative for a single transaction in that market at that time; and

(B) Determine the arithmetic mean (rounded, if necessary, up to the fourth decimal place with 0.00005 being rounded upwards) of such quotations as are provided.

(iii) If on any C Notes Interest Determination Date fewer than two of the Reference Banks provide such quotation, the Calculation Agent will determine the arithmetic mean (rounded, if necessary, up to the fourth decimal place with 0.00005 being rounded upwards) of the rates quoted by major banks, of which there shall be at least two in number in the Euro-zone, selected by the Calculation Agent, at approximately 11.00 a.m. (Brussels time) on the C Notes Interest Determination Date in question for three-month Euro deposits to leading Euro-zone banks in an amount that is representative for a single transaction in that market at that time.

(iv) If the Calculation Agent is unable to determine the rate in relation to any C Notes Interest Period in accordance with (i), (ii) or (iii) above, the C Notes Interest Rate applicable to the C Notes during such C Notes Interest Period will be the C Notes Interest Rate last determined and applied in relation to the C Notes.

4.3 Calculation of Interest Amount

(a) A Notes

The Calculation Agent will, as soon as practicable after 11.00 a.m. (Paris time) on each final Rate Setting Date of each A Notes Interest Period, determine the A Notes Interest Rate, and calculate the amounts of interest payable on each A Note (the "**A Notes Interest Amount**"), for the relevant A Notes Interest Period. The A Notes Interest Amount shall be calculated by applying the A Notes Interest Rate to the principal amount of each A Note and (other than in the case of calculating the accrued interest due on the A Notes in the event of an Early Redemption Date as provided in Condition 4.2 above) multiplying such product by the actual number of days elapsed in the A Notes Interest Period divided by 365 (or, if any portion of that A Notes Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the A Notes Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the A Notes Interest Period falling in a non-leap year divided by 365) and rounding in all cases the resulting figure, if necessary, to the nearest Euro 0.01 (0.005 being rounded upwards).

(b) B Notes

The Calculation Agent will, as soon as practicable after 11.00 a.m. (Paris time) on each final Rate Setting Date of each B Notes Interest Period, determine the B Notes Interest Rate, and calculate the amounts of interest payable on each B Note (the "**B Notes Interest Amount**"), for the relevant B Notes Interest Period. The B Notes Interest Amount shall be calculated by applying the B Notes Interest Rate to the principal amount of each B Note and (other than in the case of calculating the accrued interest due on the B Notes in the event of an Early Redemption Date as provided in Condition 4.2 above) multiplying such product by the actual number of days elapsed in the B Notes Interest Period divided by 365 (or, if any portion of that B Notes Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the B Notes Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the B Notes Interest Period falling in a non-leap year divided by 365) and rounding in all cases the resulting figure, if necessary, to the nearest Euro 0.01 (0.005 being rounded upwards).

(c) C Notes

The Calculation Agent will, as soon as practicable after 11.00 a.m. (Brussels time) on each C Notes Interest Determination Date, determine the C Notes Interest Rate and calculate the amount of interest payable on each C Note (the "**C Notes Interest Amount**") for the relevant C Notes Interest Period. The C Notes Interest Amount shall be calculated by applying the C Notes Rate of Interest to the principal amount of each C Note and multiplying such product by the actual number of days elapsed in the C Notes Interest Period divided by 360 and rounding the resulting figure, if necessary, to the nearest Euro 0,01 (0.005 being rounded upwards).

4.4 Notifications

The Calculation Agent will cause each interest rate, interest period, (if relevant) interest accrual period and interest amount with respect to each of A Notes, B Notes and C Notes determined by it, together with the relevant Interest Payment Dates, Calculation Dates, Rate Setting Dates and (if relevant) Early Redemption Dates with respect to each of A Notes, B Notes and C Notes, to be notified to the Issuer, the Fiscal Agent and the Paying Agent, any stock exchange on which the Notes are for the time being listed and the clearance institutions, Euroclear, Clearstream, Luxembourg and Euroclear France for communication by them to the relevant Noteholders as soon as possible after such determination but in any event not later than the second Payment Business Day prior to each Interest Payment Date or Early Redemption Date, as the case may be. The Calculation Agent will be entitled to recalculate any Interest Amount (on the basis of the foregoing provisions) without notice in the event of an extension or shortening of the relevant Interest Period.

All notifications, opinions, determinations, certificates, calculations, communications, quotations and decisions given, expressed, made or obtained for the purposes of this Condition by the Calculation Agent shall (in the absence of manifest error) be binding on the Issuer, the Fiscal Agent and the Paying Agent, the Noteholders.

4.5 Calculation Agent

The Issuer will procure that, so long as any of the Notes remains outstanding, it will at all times maintain a Calculation Agent for the purposes of the Notes. Subject as provided herein, the Issuer reserves the right at any time to vary the appointment of the Calculation Agent, subject to having given notice to Noteholders not more than 45 nor less than 30 days prior to the next Interest Payment Date. Notice of any change of Calculation Agent or any change in its specified office will be published in accordance with Condition 9. The name of the Calculation Agent and details of its specified office are as set out below.

5. REDEMPTION AND PURCHASE

The Notes may not be redeemed otherwise than in accordance with this Condition 5.

(a) Final Redemption

Unless previously redeemed or purchased and cancelled as provided below, the Notes will be redeemed by the Issuer at their principal amount on the Interest Payment Date falling on 15 April 2008 or, if such day is not a Payment Business Day, the day determined in accordance with the Modified Following Business Day Convention (the "**Maturity Date**").

(b) Redemption for Taxation Reasons

(i) Optional Redemption for Taxation Reasons

If, by reason of a change in French law, or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Issuer would, on the occasion of the next payment of principal or interest due in respect of the Notes, not be able to make such payment without having to pay additional amounts as specified in Condition 7 below and this obligation to pay additional amounts cannot be avoided by reasonable measures of the Issuer, the Issuer may on any Interest Payment Date, subject to having given not more than 45 nor less than 30 days' prior notice to the Noteholders (which notice shall be irrevocable), in accordance with Condition 9, redeem all, but not some only, of the outstanding Notes at their principal amount plus any accrued interest provided that the due date for redemption of which notice hereunder may be given shall be no earlier than the latest practicable Interest Payment Date on which the Issuer could make payment of principal and interest without withholding for French taxes.

(ii) Mandatory Redemption for Taxation Reasons

If the Issuer would on the occasion of the next payment in respect of the Notes be prevented by French law from making payment to the Noteholders of the full amount then due and payable, notwithstanding the undertaking to pay additional amounts contained in Condition 7 below, and if the obligation to make such additional payments cannot be avoided by reasonable measures of the Issuer, then the Issuer shall forthwith give notice of such fact to the Fiscal Agent and the Issuer shall upon giving not less than seven days prior notice to the Noteholders in accordance with Condition 9 redeem all, but not some only, of the Notes then outstanding at their principal amount plus any accrued interest on the latest practicable date on which the Issuer could make payment of the full amount payable in respect of the Notes without withholding for French taxes, or, if such date is past, as soon as practicable thereafter.

(c) Purchases

The Issuer may at any time purchase all or part of the Notes in the open market, by tender or otherwise, in accordance with applicable laws and regulations, at any price.

(d) Cancellation

All Notes which are redeemed or purchased pursuant to paragraph (b)(i) (b) (ii) or (c) of this Condition 5 will forthwith be cancelled and accordingly may not be reissued or resold.

6. **PAYMENTS**

(a) Method of Payment

Payments of principal and interest in respect of the Notes shall be made in Euros by credit or transfer to a Euro-denominated account (or any other account to which Euro may be credited or transferred) specified by the payee in a city in which banks have access to the TARGET System. Such payments shall be made for the benefit of the Noteholders to the Account Holders (including Euroclear and the depositary bank for Clearstream Luxembourg).

All payments validly made to such Account Holders in favour of the Noteholders will be an effective discharge of the Issuer and the Paying Agents, as the case may be, in respect of such payments.

Payments of principal and interest on the Notes will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 7.

(b) Payments on Payment Business Days

If any due date for payment of principal or interest in respect of any Note is not a Payment Business Day (as defined in Condition 4.1), then the holder thereof shall not be entitled to payment of the amount due until the next following day which is a Payment Business Day and the Noteholders shall not be entitled to any interest or other sums in respect of such postponed payment.

(c) Fiscal Agent, Calculation Agent and Paying Agent

The specified office of the initial Fiscal Agent, initial Calculation Agent and initial Paying Agent and their specified offices are as follows, the initial Fiscal Agent and Calculation Agent and initial Paying Agent being:

Crédit Agricole Investor Services - Corporate Trust

91-93 boulevard Pasteur

75015 Paris

France

The Issuer reserves the right at any time to vary or terminate the appointment of the Fiscal Agent or Calculation Agent or the Paying Agent and/or appoint another Fiscal Agent or Calculation Agent or Principal Paying Agent and additional or other Paying Agents or approve any change in the office through which the Fiscal Agent, Calculation Agent, the Paying Agent or any Paying Agent acts, subject to having given notice to the Noteholders not more than 45 nor less than 30 days prior to the next Interest Payment Date, as relevant, provided that there will at all times be (i) a Fiscal Agent, a Calculation Agent, a Paying Agent having a specified office in a European city, (ii) a Paying Agent having a specified office in Paris so long as the Notes are listed on Euronext

Paris. Notice of any such termination or appointment and of any changes in the specified offices of the Fiscal Agent, Calculation Agent, or any Paying Agent will be given to the Noteholders in accordance with Condition 9.

7. TAXATION

(a) Withholding Tax Exemption

The Notes being issued outside the Republic of France, interest and other revenues in respect of the Notes benefit under present law from the exemption from deduction or withholding at source provided for in Article 131 *quater* of the *Code Général des Impôts*. Accordingly, such interest and other revenues do not give rise to any tax credit from any French source.

(b) Additional Amounts

If, pursuant to French laws or regulations, payments of principal or interest in respect of any Note become subject to deduction or withholding for or on account of any present or future taxes, duties, assessments or other governmental charges of whatever nature imposed by or on behalf of the Republic of France or any authority therein or thereof having power to tax, the Issuer shall, to the fullest extent then permitted by law, pay such additional amounts as may be necessary in order that the holder of each Note, after such deduction or withholding, will receive the full amount then due and payable thereon in the absence of such withholding or deduction, provided, however, that the Issuer shall not be liable to pay any such additional amounts in respect of any Note:

(i) to a Noteholder or to a third party on behalf of a Noteholder who is liable to such taxes, duties, assessments or governmental charges in respect of such Note by reason of his having some connection with the Republic of France other than the mere holding of such Note;

(ii) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to the European Council Directive 2003/48/EC or pursuant any European Union Directive implementing the conclusions of the ECOFIN Council meetings of 26-27 November 2000 on the taxation of savings or any law implementing or complying with, or introduced in order to conform to, such Directive.

Any references in these Conditions to principal and interest shall be deemed also to refer to any additional amounts which may be payable under the provisions of this Condition 7.

8. EVENTS OF DEFAULT

If any of the following events occurs or is continuing:

(a) Default in any payment when due of principal or interest on any of the Notes, and the continuance of any such default for a period of 20 days thereafter; or

(b) Default in the performance of, or compliance with, any other obligation of the Issuer under the Notes, if such default shall not have been cured within 60 days after receipt by the Fiscal Agent of written notice of such default given by the holder of such Note; or

(c) Any other present or future indebtedness of the Issuer for borrowed monies in excess of Euro 100,000,000 or its equivalent in any other currency shall become due and payable prior to its stated maturity as a result of a default thereunder, or any such indebtedness shall not be paid when due or, as the case may be, within any applicable grace period therefore or any steps shall be taken to enforce any security in respect of any such indebtedness or any guarantee given by the Issuer for any such indebtedness of others shall not be honoured when due and called upon; or

(d) if the Issuer makes any proposal for a general moratorium in relation to its debt or applies for the appointment of a conciliator (*conciliateur*) or enters into an amicable settlement (*accord amiable*) with its creditors or a judgement is issued for the judicial liquidation (*liquidation judiciaire*) or for a transfer of the whole of the business (*cession totale de l'entreprise*) of the Issuer or if the Issuer makes any conveyance, assignment or other arrangement for the benefit of its creditors or enters into a composition with its creditors or if the Issuer is dissolved; or

(e) it is or will become unlawful for the Issuer to perform or comply with one or more of its obligations under the Notes;

then any Note may, by notice in writing given to the Fiscal Agent by the relevant Representative (as defined in Condition 12 below) on behalf of the holder thereof, be declared immediately due and payable whereupon it shall become immediately due and payable at its principal amount together with any accrued interest thereon, without further formality, unless such event of default shall have been remedied prior to the receipt of such notice by the Fiscal Agent.

9. NOTICES

So long as the Notes are listed on Euronext Paris and the rules applicable to that exchange so require, any notice to the Noteholders shall be validly given if published once in a leading daily financial and economic newspaper having general circulation in France (which is expected to be *La Tribune* or *Les Echos*), or if such daily newspapers shall cease to be published or timely publication therein shall not be practicable, in such other daily newspaper having general circulation in Paris as the Fiscal Agent shall deem necessary to give fair and reasonable notice to the Noteholders. Any such notice shall be deemed to have been given on the date of such publication.

10. PRESCRIPTION

Claims against the Issuer for the payment in respect of the Notes shall be prescribed and become void unless made within ten years (in the case of principal) and five years (in the case of interest) from the respective due date for payment thereof.

11. FURTHER ISSUES

The Issuer may from time to time without the consent of the Noteholders issue further notes to be assimilated (*assimilables*) with either the A Notes, the B Notes and/or the C Notes as regards their financial service, provided that such further notes and the A Notes, the B Notes and/or the C Notes, as relevant, shall carry rights identical in all respects (or in all respects except for the first payment of interest thereon) and that the terms of such further notes shall provide for such assimilation. In the event of such an assimilation, the holders of such further notes and the relevant Noteholders will for the defence or their common interests be grouped in a single *masse* having legal personality. References in these Conditions to the Notes include (unless the context requires otherwise) any other notes issued pursuant to this Condition and assimilated with either the A Notes, the B Notes and/or the C Notes, as relevant.

12. REPRESENTATION OF THE NOTEHOLDERS

The holders of the A Notes, the holders of the B Notes and the holders of the C Notes will each be grouped for the defence of their common interests in a separate *masse* (hereinafter collectively referred to as the *"**Masses**"*).

In accordance with article L. 228-90 of the French *Code de commerce*, the *Masses* will be governed by the provisions of the French *Code de commerce* (with the exception of the provisions of articles L. 228-48, L. 228-59 and L. 228-71 thereof) and by French decree no. 67-236 of 23 March 1967, as amended (with exception of the provisions of articles 218, 222, 224, 226 and 233 thereof), relating to common representation of the holders of debt securities.

(a) Legal Personality

Each *Masse* will be a separate legal entity by virtue of article L. 228-46 of the French *Code de commerce,* acting in part through a representative (collectively the "**Representatives**") and in part through a general assembly of the Noteholders (the "**General Meeting**").

The *Masse* alone, to the exclusion of all individual Noteholders, shall exercise the common rights, actions and benefits which now or in the future may accrue with respect to the Notes.

(b) Representatives

The office of Representative may be conferred on a person of any nationality. However the following persons may not be chosen as Representatives:

(i) The Issuer, the members of its *Conseil d'Administration*, its accountants, its managers, its *Directeurs Généraux*, its employees and their ascendants, descendants and spouses;

(ii) companies guaranteeing all or part of the obligations of the Issuer;

(ii) companies of which the Issuer possesses at least 10% of the share capital, or companies possessing at least 10% of the share capital of the Issuer; or

(iv) persons to whom the practice of banker is forbidden or who have been deprived of the right of directing, administering or managing a business in whatever capacity.

The Representative of each category of Notes will hold office until his death, resignation, removal by the General Meeting of the relevant category of Notes, or his becoming incapable of acting for any reason. His office will cease on the day all the relevant category of Notes shall have been redeemed, provided, however, that this term will be extended automatically until any outstanding proceedings in which the Representative of the relevant category of Notes is involved are completed, or any pending decisions or transactions have been carried out.

The following person is designated as Representative of each *Masse*:

Monsieur Bertrand Delaitre
Crédit Agricole Investor Services Corporate Trust
14, rue Rouget de Lisle
92862 Issy les Moulineaux Cedex 09

In the event of death, incompatibility, resignation or revocation of the Representative, such Representative will be replaced by a new Representative (The "**Alternative Representative**"). The Alternative Representative shall have the same power as the Representative.

The Representative of the *Masses* shall not be paid for its functions.

For each category of Notes, a substitute representative can be designated by the General Meeting of such category of Notes.

All interested parties will at all times have the right to obtain the name and address of the Representative from the Issuer or from the Paying Agent.

(c) Powers of the Representative

Each Representative will have the power, in the name of the *Masse* of the relevant category of Notes, to take all steps to defend the common interests of the relevant Noteholders, unless otherwise restricted by the General Meeting of the relevant Noteholders. However, the Representative may not institute proceedings in a court of law without due authorization from the General Meeting of the relevant Noteholders. All proceedings against the *Masse*, or by the *Masse*, in order to be justiciable, must be brought against or by the Representative of the relevant category of Notes. The Representative may not interfere in the management of the affairs of the Issuer.

(d) General assemblies of Noteholders

General Meetings of the Noteholders may be held at any time, on convocation either by the Issuer or by the Representative. One or more Noteholders, holding together at least one-thirtieth of outstanding Notes may address to the Issuer and the Representative a request for convocation of the General Meeting; if such general assembly has not been convened within two months from such demand, such Noteholders may commission one of themselves to petition the competent court in Paris to appoint an agent (*mandataire*) who will call the meeting.

Notice of the date, hour, place, agenda and quorum requirements of any meeting of a General Meeting will be published as provided under Condition 9 not less than 15 calendar days prior to the date of the General Meeting.

Each Noteholder has the right to participate in meetings of the relevant *Masse* in person, by proxy, correspondence, or, if the *statuts* of the Issuer so specify[1], videoconference or any other means of telecommunication allowing the identification of the participating Noteholders. Each Note carries the right to one vote.

(e) Powers of General Meetings

A General Meeting is empowered to deliberate on the remuneration, dismissal and replacement of the Representative, and also may act with respect to any other matter that relaxes to the common rights, actions and benefits which now or in the future may accrue with respect to the Notes, including authorising the Representative to act as law as plaintiff or defendant.

A General Meeting may further deliberate on any proposal relating to the modification of the Conditions of the Notes, including:

(i) any proposal, whether for arbitration or settlement, relating to rights in controversy or which were the subject of judicial decisions; and

(ii) any proposal relating to the issue of securities carrying a right of preference compared to the rights of the Noteholders.

It is specified, however, that a general assembly may not increase amounts payable by the Noteholders, nor authorise or accept a postponement in the maturity for the payment of interest, nor establish any unequal treatment between the Noteholders, nor decide to convert the Notes into shares.

General Meetings may deliberate validly on first convocation only if Noteholders present or represented hold at least one quarter of the principal amount of the Notes then outstanding. On second convocation, no quorum shall be required. Decisions at meetings shall be taken by a two-third majority of votes cast by the Noteholders attending such meeting or represented thereat.

---

[1] At the date of this Prospectus, the *statuts* of the Issuer do not contemplate the right for a Noteholder to participate in a General Meeting by videoconference or any other means of telecommunication allowing the identification of the

(f) Notice of Decisions

Decisions of the meetings must be published in accordance with the provisions set out in Condition 9 not more than 90 calendar days from the date thereof.

(g) Information to the Noteholders

Each Noteholder or representative thereof will have the right, during the 15 calendar day period preceding the holding of each meeting of a General Meeting, to consult or make a copy of the text of the resolutions which will be proposed and of the reports which will be presented at the meeting. Those documents will be available for inspection at the principal office of the Issuer, at the offices of the Paying Agents and at any other place specified in the notice of meeting.

(h) Expenses

The Issuer will pay all reasonable expenses incurred in the operation of each *Masse*, including expenses relating to the calling and holding of meetings and, more generally, all administrative expenses resolved upon by a general assembly of the Noteholders, it being expressly stipulated that no expenses may be imputed against interest payable on the Notes.

13. GOVERNING LAW AND JURISDICTION

(a) Governing Law

The Agency Agreement and the Notes are governed by and shall be construed in accordance with French law.

(b) Jurisdiction

In relation to any legal action or proceedings arising out of or in connection with the Agency Agreement and the Notes ("**Proceedings**"), the Issuer irrevocably submits to the exclusive jurisdiction of the competent courts in Paris.

USE OF PROCEEDS

The net proceeds of the issue of the Notes are estimated to be approximately Euro 249,632,000.

The net proceeds of the issue of the Notes will be applied by the Issuer for its general corporate purposes.

DESCRIPTION OF THE ISSUER

See the *Document de Référence* of CA S.A. filled with the *Autorité des marchés financiers* on 17 March 2005 under number D 05-0233.

RECENT DEVELOPMENTS

Except as disclosed in this Prospectus, and in the documents incorporated therein by reference, there has been no material adverse change in the condition (financial or other), prospects, results of operations or general affairs of the Issuer since the filing of the Issuer's *Document de Référence* by the *Autorité des marchés financiers* on 17 March 2005 under number D 05-0233.

SUBSCRIPTION AND SALE

Subscription Agreements

CALYON, ING Belgium SA/NV and Dexia Banque Internationale à Luxembourg, société anonyme acting under the name of Dexia Capital Markets (the "**Managers**") have, pursuant to a subscription agreement dated 13 April 2005 (the "**Subscription Agreement**"), agreed with the Issuer, subject to satisfaction of certain conditions, to subscribe and pay for (i) the A Notes at a price equal to 99.868 per cent. of their principal amount less an underwriting and selling commission of 0.052 per cent. of their principal amount, (ii) the B Notes at a price equal to 99.868 per cent. of their principal amount less an underwriting and selling commission of 0.052 per cent. of their principal amount and (iii) the C Notes at a price equal to 100 per cent. of their principal amount.

The Subscription Agreement entitles the Managers to terminate it in certain circumstances prior to payment being made to the Issuer. The Issuer has agreed to indemnify the Managers against certain liabilities in connection with the offer and sale of the Notes.

General Restrictions

The Managers have agreed to observe all applicable laws and regulations in each jurisdiction in or from which they may acquire, offer, sell, or deliver the Notes or have in their possession or distribute this Prospectus or any other offering material relating to the Notes. No action has been, or will be, taken in any country or jurisdiction that would permit a public offering of the Notes, or the possession or distribution of this Prospectus or any other offering material relating to the Notes, in any country or jurisdiction where action for that purpose is required. Accordingly, the Notes may not be offered or sold, directly or indirectly, and neither this Prospectus nor any circular, prospectus, form of application, advertisement or other offering material relating to the Notes may be distributed in or from, or published in, any country or jurisdiction except under circumstances that will result in compliance with any applicable laws and regulations.

France

The Issuer and Manager, in connection with their initial distribution, it has not offered or sold, and will not offer or sell, directly or indirectly, any Notes in the Republic of France, and has not distributed and will not distribute or cause to be distributed in the Republic of France this Prospectus or any other offering material relating to the Notes, except to (i) qualified investors (*investisseurs qualifiés*) or (ii) within a restricted circle of investors (*cercle restreint d'investisseurs*), all as defined and in accordance with articles L. 411-1 and L. 411-2 of the French *Code monétaire et financier* and decree no. 98-880 dated 1 October 1998.

United States

The Notes have not been and will not be registered under the US Securities Act of 1933, as amended (the "**Securities Act**") and under US Regulation, and may not be offered or sold within the United States or to, or for account or benefit of, U.S. persons except in accordance with the Regulation S or in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

The Notes are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United State person, except in certain transactions permitted by US tax regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986, as amended, and regulations thereunder.

The Managers have agreed represented and warranted that, except as permitted by the Subscription Agreements, it will not offer, sell or deliver the Notes, (i) as part of its distribution at any time or (ii) otherwise until 40 days after the later of the commencement of the offering and the date of issue of the Notes or (iii) otherwise after the expiration of such 40 days period, within the United States or to, or for the account or benefit of, U.S. persons and it will have sent to anyone to which it sells Notes during this restricted period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S.

The Notes are being offered and sold only outside of the United States to non-U.S. persons in reliance on Regulation S.

In addition, until 40 days after the commencement of the offering, an offer or sale of Notes within the United States by anyone that is not participating in the offering may violate the registration requirements of the Securities Act.

United Kingdom

The Managers represent, undertake and warrant that:

(1) it has not offered or sold any Note, and prior to expiry of a period of six months as from the issue date of the Notes will not offer or sell any Note, to persons in the United Kingdom, except (i) to persons whose ordinary activities involve them in the acquisition, holding, management or disposal of financial products (as principal or agent) for the purposes of their businesses or otherwise (ii) in circumstances which do not have as their result and could not have as their result an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

(2) it has only communicated or caused to be communicated, and will only communicate or cause to be communicated, any invitation or inducement to engage in investment activity

(within the meaning of section 21 of the Financial Services and Market Act 2000 (the "**FSMA**")) received by them in connection with the issuance or sale of any Notes, in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(3) it has and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Notes in, from or otherwise including the United Kingdom.

GENERAL INFORMATION

1 The A Notes have been accepted for clearance through Clearstream, Luxembourg and Euroclear with the Common Code number of 021623695. The International Securities Identification Number (ISIN) for the A Notes is FR0010176099.

The B Notes have been accepted for clearance through Clearstream, Luxembourg and Euroclear with the Common Code number of 021623644. The International Securities Identification Number (ISIN) for the B Notes is FR0010178319.

The C Notes have been accepted for clearance through Clearstream, Luxembourg and Euroclear with the Common Code number of 021623458. The International Securities Identification Number (ISIN) for the C Notes is FR0010178327.

2 Application has been made for the Notes to be listed on Euronext Paris.

3 For the sole purpose of the listing of the Notes on Euronext Paris, and pursuant to Articles L. 412-1 and L. 612-8 of the *Code monétaire et financier*, this Prospectus has been submitted to the *Autorité des marchés financiers* and received *visa* no. 05-250 dated 12 April 2005. The legal notice concerning the listing of the Notes will be published in the *Bulletin des Annonces Légales* ("**BALO**") dated 15 April 2005.

4 The Issuer has obtained all necessary consents, approvals and authorisations in the Republic of France in connection with the issue and performance of its obligations under the Notes. The issue of the Notes was authorised by a decision of Monsieur Olivier NICOLAS, Head of Asset and Liability Management Department (*Responsable du Service "Gestion Actif/Passif et Relations Financières"*) of the Issuer dated 17 March 2005, acting pursuant to a resolution of the *Conseil d'administration* of the Issuer passed on 22 July 2004.

5 Except as disclosed in this Prospectus, and in the documents incorporated therein by reference, there has been no material adverse change in the condition (financial or other), prospects, results of operations or general affairs of the Issuer since the filing of the Issuer's *Document de Référence* by the *Autorité des marchés financiers* on 17 March 2005 under number D 05-0233.

6 Except as disclosed in this Prospectus, the Issuer is not involved in any litigation or arbitration proceedings relating to claims or amounts which are material in the context of the issue of the Notes, nor so far as the Issuer is aware is any such litigation or arbitration pending or threatened.

7 So long as any of the Notes remain outstanding, copies of the Prospectus, the *Document de Référence,* the Agency Agreement and the *Statuts* of the Issuer will be available for inspection and copies of the Prospectus, the *Document de Référence* and the most recent annual and semi-annual consolidated financial statements of the Issuer will be obtainable, free of charge, at the specified offices for the time being of the Paying Agent during normal business hours.

8 The Council of the European Union has adopted a new directive (2003/48/EC) regarding the taxation of savings income on 3 June 2003 (the "**Directive**").

Subject to certain conditions being met, it is proposed that Member States will be required as from 1 January 2005 to provide to the tax authorities of another Member State details of payments of interest within the meaning of the Directive (interests, products, premiums or other debt income) made by a paying agent within its jurisdiction to or for the benefit of an individual resident in that other Member state (the "**Disclosure of Information Method**").

In this way, the term "paying agent" would be defined widely and would include in particular any economic operator who is responsible for making interest payments, within the meaning of the Directive, for the immediate benefit of individuals.

However, throughout the transitional period, certain Member States (the Grand-Duchy of Luxembourg, Belgium and Austria), would withhold an amount on interest payments instead of using the Disclosure of Information Method used by other Member States. The rate of such withholding tax would be equal to 15 per cent. as from 1 January 2005, 20 per cent. as from 1 January 2008 and 35 per cent. as from 1 January 2011.

According to the agreement reached by the ECOFIN Council, as implemented by the Directive, such transitional period would end if and when the European Community enters into agreements on exchange of information upon request with several jurisdictions (Switzerland, Liechtenstein, San Marino, Monaco and Andorra) and the Council of the European Union agrees by unanimity that the United States of America are commited to exchange of information upon request.

The Directive was implemented into French law by the Amended Finance Law for 2003, which imposes on paying agents based in France an obligation to report to the French tax authorities certain information with respect to interests payments made to beneficial owners domiciled in another Member State, including, among other things, the identity and address of the beneficial owner and a detailed list of the different categories of interest paid to that beneficial owner. These reporting obligations will enter into force with respect to interest payments made on or after the date of effective application of the Directive (currently set at 1 July 2005), but paying agents are required to identify the beneficial owners of such payments as from 1 January 2004, as set forth in regulations not yet published.

RESUME EN FRANÇAIS DU PROSPECTUS

Responsabilité du prospectus

Pour l'émetteur (l' « Emetteur »)

Crédit Agricole S.A.

Olivier NICOLAS
Directeur de la Gestion Financière

Pour la banque présentatrice

CALYON

Thomas CHARLET
Directeur
Responsable Mondial de la Syndication Obligataire & du Trading de Crédit – Fixed Income

Jean-Luc LAMARQUE
Responsable de la Syndication « Europe »

Visa de l'Autorité des marchés financiers

Visa no. 05-250 en date du 12 avril 2005

Lieux où peut être obtenu le prospectus accompagné du résumé

Le prospectus accompagné du résumé sera disponible aux heures habituelles d'ouverture des bureaux, un quelconque jour de la semaine (à l'exception des samedis, dimanches et jours fériés) dans les bureaux de CALYON et de Crédit Agricole SA..

A) CONTENU ET MODALITES DE L'OPERATION

1. MONTANT DE L'EMISSION

1.1 Nombres et valeurs nominales des titres

Titres A	130.000 obligations A de 1.000 euros de valeur nominale chacune
Titres B	70.000 obligations B de 1.000 euros de valeur nominale chacune
Titres C	50.000 obligations C de 1.000 euros de valeur nominale chacune

1.2 Montants nominaux des émissions

Titres A	130.000.000 euros
Titres B	70.000.000 euros
Titres C	50.000.000 euros

2. CARACTERISTIQUE DES TITRES EMIS

2.1 Prix d'émission

Titres A	99,868 %
Titres B	99,868 %
Titres C	100 %
Coupon couru (s'il y a lieu)	Non applicable
Modalité de paiement (paiement fractionné...)	Non applicable

2.2 Jouissance des titres

Date d'entrée en jouissance des titres A, B et C	15 avril 2005
2.3 Date de règlement des titres A, B et C	15 avril 2005

2.4 Intérêts et/ou taux nominal (facial) ou caractéristiques nominales (faciales) et, le cas échéant, leurs modalités de calcul

Pour les besoins du présent paragraphe 2, "**Jour Ouvré de Paiement**" signifie tout jour, autre qu'un samedi, un dimanche ou un jour férié en France, où le système TARGET (*Trans European Automated Real Time Gross Settlement Express Transfer* ou système européen de transfert express automatisé de règlements bruts en temps réel) fonctionne, où les banques commerciales et le marché des changes sont ouverts à Paris pour leurs activités courantes et où Euroclear France est ouvert pour ses activités courantes.

Titres A et titres B

Coupons annuels payables à terme échu le 15 avril de chaque année et pour la première fois le 15 avril 2006 ou, si l'un de ces jours n'est pas un Jour Ouvré de Paiement, le premier Jour Ouvré de Paiement suivant, sauf si cette date tombe dans le mois calendaire suivant, auquel cas la date retenue sera ramenée au Jour Ouvré de Paiement immédiatement précédant (la "**Convention de Jour Ouvré Suivant sauf Mois Suivant**").

Le taux, tel que déterminé par l'agent de calcul sera égal à :

$$\frac{\mathbf{RE07_d}}{\mathbf{RE07_{do}}} - 1$$

"**$RE07_d$**" représente, pour chaque période d'intérêt, la valeur de l'Indice à la date de paiement d'intérêt de la période considérée.

"**$RE07_{do}$**" représente, pour chaque période d'intérêt, la valeur de l'Indice à la date de paiement d'intérêt précédente ou, pour la première période d'intérêt, à la date d'émission.

"**Indice**" représente un indice publié à titre d'information à la page "BNPEONIA01" de l'écran Reuters, d'une valeur initiale de 100 au 27 avril 1998 et calculé chaque jour TARGET par BNP PARIBAS à partir des taux interbancaires de la zone Euro, au jour le jour en vigueur au jour ouvré précédent le septième jour précédent chaque date de calcul, capitalisés quotidiennement. Cet indice est déterminé par BNP PARIBAS en fonction de l'Euro Overnight Index Average (EONIA).

Titres C	Coupons trimestriels payables à terme échu les 15 janvier, 15 avril, 15 juillet et 15 octobre de chaque année et pour la première fois le 15 juillet 2005 ou, si l'un de ces jours n'est pas un Jour Ouvré de Paiement, le jour déterminé en application de la Convention de Jour Ouvré Suivant sauf Mois Suivant. Le taux sera égal à l'Euribor 3 mois, tel que calculé par la Fédération Bancaire de l'Union Européenne et publié, à titre d'information uniquement, sur la page 248 de l'écran *Telerate* aux environs de 11h00 (heure de Bruxelles) deux jours TARGET avant le premier jour de chaque période d'intérêts.
2.5 Amortissement	Au pair en totalité à l'échéance (le 15 avril 2008) ou, si ce jour n'est pas un Jour Ouvré de paiement, le jour, déterminé en application de la Convention de Jour Ouvré Suivant sauf Mois Suivant.
Amortissement anticipé	Les obligations A, B et C pourront, et dans certaines hypothèses devront, être remboursées avant cette date, en totalité seulement, au pair, majorées, le cas échéant, des intérêts courus, dans les cas où interviendrait un changement de régime fiscal. En dehors de ces cas, l'Emetteur s'interdit de rembourser les obligations avant l'échéance.
2.6 Durée de l'émission	3 ans à compter de la date de jouissance.
2.7 Clause d'assimilation	Non applicable

2.8	Rang de créance	Les obligations constituent des engagements directs, inconditionnels, non assortis de sûretés et non subordonnés de l'émetteur qui viennent et viendront au même rang entre eux et même rang que toutes les autres dettes présentes ou futures non assorties de sûretés et non subordonnées de l'émetteur, sans préférence ou priorité en raison de la date d'émission, de la monnaie de paiement ou pour toute autre raison, sous réserves des dispositions impératives applicables. L'Emetteur s'engage jusqu'au remboursement effectif de la totalité des obligations à ne pas conférer ou permettre que subsiste un quelconque gage, hypothèque, nantissement ou autre sûreté sur l'un quelconque de ses actifs ou revenus présents ou futurs en sûreté d'un Endettement Financier (tel que défini ci-après) sans que soient consenties les mêmes sûretés ou garanties et le même rang aux présentes obligations. Pour les besoins du présent paragraphe "**Endettement Financier**" signifie : tout endettement financier représenté par des obligations, bons ou autres valeurs mobilières cotées ou négociées ou susceptibles d'être cotées ou négociées sur un marché réglementé, de gré à gré, ou autre marché de valeurs mobilières.
2.9	Garant ou garantie donnée	Non applicable
2.10	Notation	Les obligations ne font pas l'objet d'une notation.

2.11	Mode de représentation des porteurs des titres, le cas échéant	Les porteurs d'obligations A, B et C sont chacun groupés en une masse pour la défense de leurs intérêts communs. Les trois masses sont régies par les dispositions du Code de commerce (à l'exception des dispositions de ses articles L. 228-48, L. 228-59 et L. 228-71) et par le décret n°67-236 du 23 mars 1967 tel que modifié (le "**Décret**") (à l'exception des dispositions de ses articles 218, 222, 224, 226 et 233) relatives à la représentation collective des porteurs de titres de créance. Le représentant initial de chaque masse sera : Monsieur Bertrand Delaitre Crédit Agricole Investor Services Corporate Trust 14, rue Rouget de Lisle 92862 Issy les Moulineaux Cedex 09 Le représentant de la masse ne sera pas rémunéré.
2.12	Liste des établissements financiers chargés du service financier de l'émetteur en France	Crédit Agricole Investor Services - Corporate Trust 91-93 boulevard Pasteur 75015 Paris France
2.13	Droit applicable et tribunaux compétents en cas de litige	Droit français et tribunaux compétents à Paris.

(B) ORGANISATION ET ACTIVITE DE L'EMETTEUR

1. RENSEIGNEMENTS DE CARACTERE GENERAL CONCERNANT L'EMETTEUR, SES ORGANES D'ADMINISTRATION

Ces renseignements figurent dans le Document de Référence déposé auprès de l'Autorité des marchés financiers le 17 mars 2005 sous le numéro D 05-0233.

2. RENSEIGNEMENTS DE CARACTERE GENERALE CONCERNANT LE CAPITAL

Ces renseignements figurent dans le Document de Référence déposé auprès de l'Autorité des marchés financiers le 17 mars 2005 sous le numéro D 05-0233.

3. RENSEIGNEMENTS CONCERNANT L'ACTIVITE DE L'EMETTEUR

Ces renseignements figurent dans le Document de Référence déposé auprès de l'Autorité des marchés financiers le 17 mars 2005 sous le numéro D 05-0233.

(C) SITUATION FINANCIERE DE l'EMETTEUR

1. Chiffres-clés du bilan

Tableau synthétique de l'endettement et des fonds propres (données consolidées de Crédit Agricole S.A.)

en millions d'euros	au 31 décembre 2004	au 31 décembre 2003
Dettes à moyen et long terme (1)	20 502	18 231
Dettes subordonnées (2)	17 632	18 229
Total endettement	**38 134**	**36 460**
Intérêts minoritaires	**4 041**	**4 443**
Capitaux propres	**24 940**	**23 571**
Capital souscrit	4 418	4 418
Primes liées au capital	12 822	12 822
Subventions à amortir	206	128
Réserves consolidées	5 291	5 177
Résultat net de la période	2 203	1 026
Fonds pour risques bancaires généraux	**1 833**	**1 944**
Provisions pour risques et charges	**4 867**	**5 487**
Total Fonds propres	**35 681**	**35 445**
TOTAL CAPITALISATION	**73 815**	**71 905**

(1) Les dettes à moyen et long terme sont les emprunts obligataires dont l'échéance résiduelle est supérieure à un an. Ne sont pas inclus les éléments suivants : les titres du marché interbancaire, les titres de créances négociables, les comptes créditeurs de la clientèle et les bons de caisse.

(2) Ensemble des dettes subordonnées dont l'échéance résiduelle est supérieure à un an. Les titres et emprunts participatifs sont inclus.

2. Observations des contrôleurs légaux :

Information extraite des avis des commissaires aux comptes figurant dans le Document de Référence de Crédit Agricole S.A. déposé auprès de l'Autorité des marchés financiers le 17 mars 2005 sous le numéro D 05-0233 :

" **Comptes annuels de Crédit Agricole S.A.**

Les comptes annuels pour l'exercice clos le 31 décembre 2004, arrêtés par le Conseil d'administration, ont fait l'objet d'un audit par nos soins selon les normes professionnelles applicables en France et ont été certifiés sans réserve avec une observation relative aux changements de méthode intervenus au cours de l'exercice et résultant de :

- l'application de l'avis n° 2004-05, du 25 mars 2004, du Conseil National de la Comptabilité concernant les dispositions relatives aux médailles du travail (note 2.1 de l'annexe),
- l'application de la recommandation n° 2003-R.01 du 1er avril 2003, du Conseil National de la Comptabilité relative aux règles de comptabilisation et d'évaluation des engagements de retraite et avantages similaires (notes 2.1, 2.1.13 et 25 de l'annexe).

Les comptes annuels pour les exercices clos les 31 décembre 2002 et 2003, arrêtés par le Conseil d'administration, ont fait l'objet d'un audit par les cabinets Barbier Frinault & Autres et Alain Lainé selon les normes professionnelles applicables en France et ont été certifiés sans réserve. Le rapport sur les comptes annuels de l'exercice clos le 31 décembre 2003 comporte une observation relative aux changements de méthode intervenus au cours de l'exercice et exposés dans la note 2 de l'annexe, concernant :

- l'application de la méthode d'étalement des frais d'émission des dettes représentées par un titre à partir du 1er janvier 2003,
- la première application des règlements CRC n°2002-03 relatif au traitement comptable des risques de crédit dans les entreprises relevant du Comité de la réglementation bancaire et financière et CRC n°2002-10 relatif à l'amortissement et à la dépréciation des actifs.

Comptes consolidés de Crédit Agricole S.A.

Les comptes consolidés pour l'exercice clos le 31 décembre 2004, arrêtés par le Conseil d'administration, ont fait l'objet d'un audit par nos soins selon les normes professionnelles applicables en France et ont été certifiés sans réserve avec une observation relative aux changements de méthode intervenus au cours de l'exercice et résultant de :

- l'application de l'avis n° 2004-05, du 25 mars 2004, du Conseil National de la Comptabilité concernant les dispositions relatives aux médailles du travail (note 2.1 de l'annexe),

- l'application de la recommandation n° 2003-R.01 du 1er avril 2003, du Conseil National de la Comptabilité relative aux règles de comptabilisation et d'évaluation des engagements de retraite et avantages similaires (notes 2.1, 2.1.13 et 25 de l'annexe),

- l'application par anticipation de l'intégralité des dispositions du règlement du CRC n° 2002-10 du 12 décembre 2002 relatif à l'amortissement et à la dépréciation des actifs (notes 2.1 et 2.1.11 de l'annexe),

- l'application des règlements du CRC n° 2004-16 et 2004-17 du 23 novembre 2004 relatifs aux informations à fournir sur la juste valeur des instruments financiers (notes 2.1 et 24.1 de l'annexe),

- l'application de l'avis n° 2004-04 du 25 mars 2004 modifiant le règlement CRC n°2002-09 du 12 décembre 2002 relatif aux règles de comptabilisation des instruments financiers à terme par les entreprises régies par le code des assurances (note 2.1 de l'annexe).

Les comptes consolidés pour les exercices clos les 31 décembre 2002 et 2003, arrêtés par le Conseil d'administration, ont fait l'objet d'un audit par les cabinets Barbier Frinault & Autres et Alain Lainé selon les normes professionnelles applicables en France et ont été certifiés sans réserve. Le rapport sur les comptes consolidés de l'exercice clos le 31 décembre 2003 comporte une observation relative aux changements de méthode intervenus au cours de l'exercice et exposés dans la note 2.1 de l'annexe, concernant :

- l'application de la méthode préférentielle d'étalement des frais d'émission des dettes représentées par un titre à partir du 1er janvier 2003,

- la première application du règlement CRC n° 2002-03 relatif au traitement comptable des risques de crédit dans les entreprises relevant du Comité de la Réglementation Bancaire et Financière,

- la première application du règlement CRC n° 2002-10 relatif à l'amortissement et à la dépréciation des actifs pour les activités bancaires et d'assurance. "

Informations relatives à l'admission à la cote d'Euronext Paris S.A.

Personnes qui assument la responsabilité du prospectus
(composé du présent document et du document de référence déposé auprès de l'Autorité des marchés financiers le 17 mars 2005 sous la référence D 05-0233)

1 *Au nom de l'Emetteur*

A notre connaissance, les données du présent prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée. Aucun élément nouveau, autre que ceux mentionnés dans le présent prospectus intervenu depuis le dépôt du Document de Référence auprès de l'Autorité des marchés financiers le 17 mars 2005 sous le numéro D 05-0233, n'est susceptible d'affecter de manière significative la situation financière de l'émetteur dans le contexte de la présente émission.

Olivier NICOLAS
Directeur de la Gestion Financière
CREDIT AGRICOLE S.A.

2 *Au nom de la banque présentatrice*

A la connaissance de la banque présentatrice, les données du présent prospectus sont conformes à la réalité et ne comportent pas d'omission de nature à en altérer la portée.

Thomas CHARLET
Directeur
Responsable Mondial de la Syndication Obligataire
& du Trading de Crédit – Fixed Income

CALYON

Jean-Luc LAMARQUE
Responsable Syndication « Europe »

CALYON

Autorité des marchés financiers

En application des articles L. 412-1 et L. 621-8 du Code monétaire et financier, l'Autorité des marchés financiers a apposé le visa n° 05-250 en date du 12 avril 2005 sur le présent prospectus, conformément aux dispositions des articles 211-1 à 211-42 du Règlement Général de l'Autorité des marchés financiers. Ce prospectus a été établi par l'émetteur et engage la responsabilité de ses signataires. Le visa n'implique ni approbation de l'opportunité de l'opération ni authentification des éléments comptables et financiers présentés. Il a été attribué après examen de la pertinence et de la cohérence de l'information donnée dans la perspective de l'opération proposée aux investisseurs.

La notice préalable sera publiée au Bulletin des Annonces Légales Obligatoires (BALO) du 15 avril 2005.

REGISTERED OFFICE OF
THE ISSUER

Crédit Agricole S.A.

91-93, boulevard Pasteur

75015 Paris

France

FISCAL AGENT, CALCULATION AGENT AND PRINCIPAL PAYING AGENT

Crédit Agricole Investor Services – Corporate Trust

91-93 boulevard Pasteur

75015 Paris

France

LISTING AGENT

CALYON

9, quai du Président Paul Doumer

92920 Paris La Défense Cedex

France

STATUTORY AUDITORS

Barbier Frinault et Autres

41, rue Ybry

92576 Neuilly Cedex

France

PricewaterhouseCoopers Audit

32, rue Guersant

75833 Paris Cedex 17

France

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2 A

Pricing Supplement relating to the issuance of
€300,000,000 Floating Rate Notes due October 2006

April 22, 2005

Please see attached.

Pricing Supplement dated 22 April 2005



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of EUR 300,000,000 Floating Rate Notes due 27 October 2006 (the "Notes") under the U.S.$ 20,000,000,000 Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1.	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	London branch
2.	(i)	Series Number:	**99**
	(ii)	Tranche Number:	1
3.	Specified Currency or Currencies:		Euro ("EUR")
4.	Aggregate Nominal Amount:		
	(i)	Series:	EUR 300,000,000
	(ii)	Tranche:	EUR 300,000,000
5.	(i)	Issue Price:	100 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	EUR 300,000,000
6.	Specified Denominations:		EUR 1,000
7.	(i)	Issue Date:	27 April 2005
	(ii)	Interest Commencement Date:	Issue date
8.	Maturity Date:		27 October 2006
9.	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)
10.	Redemption/Payment Basis:		Redemption at par
11.	Change of Interest or Redemption/ Payment Basis:		Not Applicable
12.	Put/Call Options:		Not Applicable

13.	Status of the Notes:	Unsubordinated
14.	Listing:	Luxembourg
15.	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	**Fixed Rate Note Provisions**		Not Applicable
17.	**Floating Rate Provisions**		Applicable
	(i)	Interest Period(s):	As per the Conditions
	(ii)	Specified Interest Payment Dates:	Interest will be payable quarterly in arrears on 27 July, 27 October, 27 January and 27 April in each year, commencing on 27 July 2005 up to and including the Maturity Date, each subject to the Business Day Convention in 17(iii) below
	(iii)	Business Day Convention:	Modified Following Business Day Convention
	(iv)	Business Centre(s) (Condition 5(j)):	London and TARGET
	(v)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(vi)	Interest Period Date(s):	As per the Conditions
	(vii)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable
	(viii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	•	Relevant Time:	11 a.m. (Brussels time)
	•	Interest Determination Date:	2 TARGET Business Days prior to the first day in each Interest Period
	•	Primary Source for Floating Rate:	Moneyline Telerate page 248
	•	Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
	•	Relevant Financial Centre:	Euro-Zone
	•	Benchmark:	3 month EURIBOR
	•	Representative Amount:	Not Applicable
	•	Effective Date:	Not Applicable
	•	Specified Duration:	Not Applicable
	(ix)	ISDA Determination (Condition 5(b)(iii)(A)):	Not Applicable
	(x)	Margin(s):	Minus 0.02 per cent. per annum
	(xi)	Minimum Rate of Interest:	Not Applicable

	(xii)	Maximum Rate of Interest:	Not Applicable
	(xiii)	Day Count Fraction (Condition 5 (j)):	Actual/360 (adjusted)
	(xiv)	Rate Multiplier:	Not Applicable
	(xv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18.	**Zero Coupon Note Provisions**		Not Applicable
19.	**Index Linked Interest Note Provisions**		Not Applicable
20.	**Dual Currency Note Provisions**		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21.	**Call Option**		Not Applicable
22.	**Put Option**		Not Applicable
23.	**Final Redemption Amount of each Note**		EUR 1,000 per Note of EUR 1,000 specified denomination
24.	**Early Redemption Amount**		
	(i)	Early Redemption Amount(s) of each Note payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	Conditions apply
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Yes

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25.	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the Permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules

		Rule 144A Eligible:	No
		Institutional Accredited Investor Eligible:	No
26.	Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		London and Target
27.	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		No
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29.	Details relating to Instalment Notes:		Not Applicable
30.	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31.	Consolidation provisions:		Not Applicable
32.	(i)	Other terms or special conditions:	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33.	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	Not Applicable
34.	If non-syndicated, name of Dealer:		Deutsche Bank AG London
35.	Additional selling restrictions:		Not Applicable

OPERATIONAL INFORMATION

36.	ISIN Code:	XS0217794311
37.	Common Code:	021779431
38.	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39.	Delivery:	Delivery against payment

40.	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent, Calculation Agent** Credit Agricole S.A. London Branch 2nd floor, 122 Leadenhall Street London EC3V 4QH United Kingdom **Issuing Agent** Citibank, N.A. 5 Carmelite Street London EC4Y OPA United Kingdom **Luxembourg Listing Agent and Paying Agent** Credit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41.	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
42.	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of U.S.$ 1.3071per EUR, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 392,130,000

LISTING APPLICATION

This Pricing Supplement comprises the final terms required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

acting through its London branch

By: ______________________

Duly authorised

RECENT DEVELOPMENTS

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA (*press release dated 22 March, 2005*)

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income** **€4.376 billion (+24.4%)**
- **Net income (Group share):**
  - before goodwill and integration-related costs **€3.157 billion (+31.5%)**
  - after goodwill and integration-related costs **€2.203 billion (+93.2%)**
- **ROE*: 13.6% versus 10.6% (+3 percentage points)**
- **Earnings per share*: €2.14 (+19.6%)**
- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;
- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
Income from equity affiliates	1,113	+30.0%	310	+29.7%
Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

---

* *Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data*

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.

The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	**n.m.**
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			
ROE	**23.5%**			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004**, this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

3. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.
Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	(26.7%)
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

Financing activities

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				
ROE	**15.8%**				

Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.

Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before goodwill amortisation and integration-related costs** totalled €242 million.

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
Income from equity affiliates	8	n.a.	4	n.a.
Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.

This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
Income from equity affiliates	389	+77.6%
Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**
Net income (Group share) before goodwill amortisation and integration-related costs	**4,948**	**+22.3%**

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref

(press release dated 1 February, 2005)

Following the approval by the French authority Comité des Etablissements de Crédit et des Entreprises d'Investissement (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad."

Pricing Supplement dated 22 April 2005



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of GBP150,000,000 Floating Rate Notes due April 2009 (the "Notes")
under the U.S.$ 20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	London branch
2	(i)	Series Number:	100
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling (GBP)
4	Aggregate Nominal Amount:		
	(i)	Series:	GBP150,000,000
	(ii)	Tranche:	GBP150,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	GBP149,970,000
6	Specified Denominations:		GBP100,000
7	(i)	Issue Date:	28 April 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	The Issue Date
8	Maturity Date:		28 April 2009
9	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	Status of the Notes:	Ordinary
14	Listing:	Luxembourg
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Not Applicable
17	Floating Rate Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest will be paid quarterly in arrear, on 28 January, 28 April, 28 July and 28 October in each year, commencing from and including 28 July 2005 up to and including the Maturity Date, each subject to the Business Day Convention in 17(iii) below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 5(j)):	TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Interest Period Date(s):	Not Applicable
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Calculation Agent
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	•	Relevant Time:	11.00 a.m. (local time in London)
	•	Interest Determination Date:	The first day of each Interest Period
		• Primary Source for Floating Rate:	Moneyline Telerate page 3750
		• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		• Relevant Financial Centre:	London
	•	Benchmark:	GBP-LIBOR-BBA
	•	Representative Amount:	Not Applicable

	•	Effective Date:	Not Applicable
	•	Specified Duration:	3 Month GBP-LIBOR-BBA
	(viii)	ISDA Determination (Condition 5(b)(iii)(A)):	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 5 (j)):	Act/365(fixed), adjusted
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable
22	Put Option		Not Applicable
23	Final Redemption Amount		Nominal amount
24	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:		Bearer Notes
	(i)	Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii)	Applicable TEFRA exemption:	D Rules
		Rule 144A Eligible:	No
		Institutional Accredited Investor Eligible:	No
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:		TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):		No.
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:		Not Applicable
29	Details relating to Instalment Notes:		Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:		Not Applicable
31	Consolidation provisions:		Not Applicable
32	(i)	Other terms or special conditions:[1]	Not Applicable
	(ii)	Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i)	If syndicated, names of Managers:	Not Applicable
	(ii)	Stabilising Manager (if any):	Not Applicable
	(iii)	Dealer's Commission:	0.02% per cent
34	If non-syndicated, name of Dealer:		Barclays Bank PLC

OPERATIONAL INFORMATION

36	ISIN Code:	XS0217830990
37	Common Code:	021783099
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent, Calculation Agent** Credit Agricole S.A. London Branch 2nd floor, 122 Leadenhall Street London EC3V 4QH United Kingdom **Issuing Agent** Citibank, N.A. 5 Carmelite Street London EC4Y OPA United Kingdom **Luxembourg Listing Agent and Paying Agent** Credit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of U.S.$ 1.9162 per GBP, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 287,430,000

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ______________________

Duly authorised

RECENT DEVELOPMENTS

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA *(press release dated 22 March, 2005)*

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income €4.376 billion (+24.4%)**
- **Net income (Group share):**
  before goodwill and integration-related costs **€3.157 billion (+31.5%)**
  after goodwill and integration-related costs **€2.203 billion (+93.2%)**
- **ROE*: 13.6% versus 10.6% (+3 percentage points)**
- **Earnings per share*: €2.14 (+19.6%)**
- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

---

* *Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data*

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
Income from equity affiliates	1,113	+30.0%	310	+29.7%
Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.

The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change	Q4-04	% change

		2004/2003		Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	n.m.
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			
ROE	**23.5%**			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004,** this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

3. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.
Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	**n.m.**
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	**(26.7%)**
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

Financing activities

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				

ROE	15.8%

Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before**

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus €62 million in 2003.

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
Income from equity affiliates	8	n.a.	4	n.a.
Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.

This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
Income from equity affiliates	389	+77.6%
Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**

Net income (Group share) before goodwill amortisation and integration-related costs	4,948	+22.3%

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref *(press release dated 1 February, 2005)*

Following the approval by the French authority Comité des Etablissements de Crédit et des Entreprises d'Investissement (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad."

Crédit Agricole S.A.
File No. 82-34771

Exhibit 2.2 B

Pricing Supplement relating to the issuance of GBP150,000,000
Floating Rate Notes due April 2009, and Supplement thereto

April 28, 2005

Please see attached.

28 April 2005

SUPPLEMENT
TO
THE PRICING SUPPLEMENT DATED 22 April 2005
RELATING TO



CREDIT AGRICOLE S.A.
acting through its London branch

SERIES NO.: 100
TRANCHE NO.: 1

Issue of GBP150,000,000 Floating Rate Notes due April 2009 (the "Notes")

under the USD20,000,000,000
Euro Medium Term Note Programme

This supplement must be read in conjunction with the Pricing Supplement referred to above. Paragraphs 7 (ii) and 17 (vi) in the Pricing Supplement are deleted and replaced with the following:

7	(ii)	Interest Commencement Date (if different from the Issue Date):	Not Applicable
17	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	Not Applicable

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Supplement to the Pricing Supplement dated 22 April 2005.

Signed on behalf of the Issuer acting through its London branch

By: ________________________
Duly authorised

Pricing Supplement dated 22 April 2005



CREDIT AGRICOLE S.A.

acting through its London branch

Issue of GBP150,000,000 Floating Rate Notes due April 2009 (the "Notes")
under the U.S.$ 20,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Offering Circular dated 9 July 2004. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Offering Circular.

1	(i)	Issuer:	Crédit Agricole S.A.
	(ii)	Relevant Branch:	London branch
2	(i)	Series Number:	100
	(ii)	Tranche Number:	1
3	Specified Currency or Currencies:		Pounds Sterling (GBP)
4	Aggregate Nominal Amount:		
	(i)	Series:	GBP150,000,000
	(ii)	Tranche:	GBP150,000,000
5	(i)	Issue Price:	100.00 per cent. of the Aggregate Nominal Amount
	(ii)	Net proceeds:	GBP149,970,000
6	Specified Denominations:		GBP100,000
7	(i)	Issue Date:	28 April 2005
	(ii)	Interest Commencement Date (if different from the Issue Date):	The Issue Date
8	Maturity Date:		28 April 2009
9	Interest Basis:		Floating Rate (further particulars specified in paragraph 17 below)

10	Redemption/Payment Basis:	Redemption at par
11	Change of Interest or Redemption/ Payment Basis:	Not Applicable
12	Put/Call Options:	Not Applicable
13	Status of the Notes:	Ordinary
14	Listing:	Luxembourg
15	Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16	Fixed Rate Note Provisions		Not Applicable
17	Floating Rate Provisions		Applicable
	(i)	Specified Period(s)/Specified Interest Payment Dates:	Interest will be paid quarterly in arrear, on 28 January, 28 April, 28 July and 28 October in each year, commencing from and including 28 July 2005 up to and including the Maturity Date, each subject to the Business Day Convention in 17(iii) below
	(ii)	Business Day Convention:	Modified Following Business Day Convention
	(iii)	Additional Business Centre(s) (Condition 5(j)):	TARGET
	(iv)	Manner in which the Rate(s) of Interest is/are to be determined:	Screen Rate Determination
	(v)	Interest Period Date(s):	Not Applicable
	(vi)	Party responsible for calculating the Rate(s) of Interest and Interest Amount(s) (if not the Calculation Agent):	The Calculation Agent
	(vii)	Screen Rate Determination (Condition 5(b)(iii)(B)):	Applicable
	•	Relevant Time:	11.00 a.m. (local time in London)
	•	Interest Determination Date:	The first day of each Interest Period
		• Primary Source for Floating Rate:	Moneyline Telerate page 3750
		• Reference Banks (if Primary Source is "Reference Banks"):	Not Applicable
		• Relevant Financial Centre:	London
	•	Benchmark:	GBP-LIBOR-BBA
	•	Representative Amount:	Not Applicable

	•	Effective Date:	Not Applicable
	•	Specified Duration:	3 Month GBP-LIBOR-BBA
	(viii)	ISDA Determination (Condition 5(b)(iii)(A)):	Not Applicable
	(ix)	Margin(s):	Not Applicable
	(x)	Minimum Rate of Interest:	Not Applicable
	(xi)	Maximum Rate of Interest:	Not Applicable
	(xii)	Day Count Fraction (Condition 5 (j)):	Act/365(fixed), adjusted
	(xiii)	Rate Multiplier:	Not Applicable
	(xiv)	Fall back provisions, rounding provisions, denominator and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	Not Applicable
18	Zero Coupon Note Provisions		Not Applicable
19	Index Linked Interest Note Provisions		Not Applicable
20	Dual Currency Note Provisions		Not Applicable

PROVISIONS RELATING TO REDEMPTION

21	Call Option		Not Applicable
22	Put Option		Not Applicable
23	Final Redemption Amount		Nominal amount
24	Early Redemption Amount		
	(i)	Early Redemption Amount(s) payable on redemption for taxation reasons (Condition 6(c)) or an event of default (Condition 10) and/or the method of calculating the same (if required or if different from that set out in the Conditions):	As per the Conditions
	(ii)	Redemption for taxation reasons permitted on days other than Interest Payment Dates (Condition 6(c)):	No
	(iii)	Unmatured Coupons to become void upon early redemption (Condition 7(f)):	Not Applicable

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25	Form of Notes:	Bearer Notes
	(i) Temporary or permanent Global Note/Certificate/Definitive Registered Notes:	Temporary Global Note exchangeable for a permanent Global Note which is exchangeable for Definitive Notes in the limited circumstances specified in the permanent Global Note
	(ii) Applicable TEFRA exemption:	D Rules
	Rule 144A Eligible:	No
	Institutional Accredited Investor Eligible:	No
26	Additional Financial Centre(s) (Condition 7(h)) or other special provisions relating to payment dates:	TARGET
27	Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No.
28	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences (if any) of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	Not Applicable
29	Details relating to Instalment Notes:	Not Applicable
30	Redenomination, renominalisation and reconventioning provisions:	Not Applicable
31	Consolidation provisions:	Not Applicable
32	(i) Other terms or special conditions:[1]	Not Applicable
	(ii) Applicable tax regime for the Notes:	Condition 8 applies and the Notes are issued (or deemed issued) outside France

DISTRIBUTION

33	(i) If syndicated, names of Managers:	Not Applicable
	(ii) Stabilising Manager (if any):	Not Applicable
	(iii) Dealer's Commission:	0.02% per cent
34	If non-syndicated, name of Dealer:	Barclays Bank PLC
35	Additional selling restrictions:	Not Applicable

OPERATIONAL INFORMATION

36	ISIN Code:	XS0217830990
37	Common Code:	021783099
38	Any clearing system(s) other than Euroclear and Clearstream Luxembourg and the relevant identification number(s):	Not Applicable
39	Delivery:	Delivery against payment
40	The Agents appointed in respect of the Notes are:	**Fiscal Agent, Principal Paying Agent, Calculation Agent** Credit Agricole S.A. London Branch 2nd floor, 122 Leadenhall Street London EC3V 4QH United Kingdom **Issuing Agent** Citibank, N.A. 5 Carmelite Street London EC4Y OPA United Kingdom **Luxembourg Listing Agent and Paying Agent** Credit Agricole Investor Services Bank Luxembourg S.A. 39, Allée Scheffer P.O. Box 1104 Luxembourg

GENERAL

41	Additional steps that may only be taken following approval by an Extraordinary Resolution in accordance with Condition 11 (a):	Not Applicable
42	The aggregate principal amount of Notes issued has been translated into U.S. dollars at the rate of U.S.$ 1.9162 per GBP, producing a sum of (for Notes not denominated in U.S. dollars):	U.S.$ 287,430,000

LISTING APPLICATION

This Pricing Supplement comprises the details required to list the issue of Notes described herein pursuant to the U.S.$20,000,000,000 Euro Medium Term Note Programme.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ________________________

Duly authorised

RECENT DEVELOPMENTS

Crédit Agricole SA announces the creation of Crédit Agricole (Suisse) SA, resulting from the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA *(press release dated 22 March, 2005)*

On 19 March 2005, Crédit Agricole (Suisse) SA was created by the merger of Crédit Agricole Indosuez (Suisse) SA and Crédit Lyonnais (Suisse) SA, two banks with a longstanding presence in the Helvetic Confederation.

The new entity is active in two types of businesses:

- Private Banking under the name Crédit Agricole (Suisse) SA Private Bank, which is also represented abroad via a branch in Singapore, a subsidiary in Brussels and a subsidiary in Nassau;
- Commodity Transaction Financing (oil and derivatives, soft commodities and metals), Commercial Banking and Capital Market activities under the name Calyon.

The merger strengthens the new entity's position and makes Crédit Agricole (Suisse) SA one of the largest foreign banks in Switzerland, with more than 1,000 employees and over CHF 41 billion in assets under management. The bank's head office is located in Geneva and it has four branches in Switzerland (Basel, Lausanne, Lugano, and Zurich). It serves a diversified base of customers in Europe, Asia, the Middle East, and Latin America.

The Logistics Division has an advanced logistics system to optimise customer service and provides essential support to Crédit Agricole (Suisse) SA's key activities. This highly sophisticated logistics organisation is ISO 9001:2000-certified.

Crédit Agricole (Suisse) SA in brief

- Balance sheet total: CHF 14.8 billion
- Shareholders' equity: CHF 1.22 billion
- Assets under management: CHF 41 billion

2004 Results *(press release dated 9 March, 2005)*

- **Pre-tax ordinary income €4.376 billion (+24.4%)**
- **Net income (Group share):**
  before goodwill and integration-related costs **€3.157 billion (+31.5%)**
  after goodwill and integration-related costs **€2.203 billion (+93.2%)**
- **ROE*: 13.6% versus 10.6% (+3 percentage points)**
- **Earnings per share*: €2.14 (+19.6%)**
- **Proposed dividend: €0.66 per share (+20%)**

(*) based on net income before goodwill amortisation and integration-related costs

Crédit Agricole S.A.'s Board of Directors, chaired by René Carron, met on 8 March 2005 to approve the results for the 2004 financial year.

These results were up sharply compared to 2003, reflecting excellent performances by all the Group's business lines:

- the Regional Banks posted robust growth in all business areas;

- Crédit Lyonnais recorded strong growth in customer deposits and loans outstanding;
- the consumer credit business continued to expand rapidly, especially abroad;
- in asset management, net new inflows grew firmly;
- the corporate and investment banking business saw a 30% rise in net income;
- the contribution from international retail banking rose sharply.

These performances are particularly impressive, as they were achieved in the year that saw the completion of the Crédit Lyonnais integration process, resulting in a major restructuring of most of the Group's business lines.

This integration process continued throughout 2004, based on a simple organisation centred on six business lines. The Group merged its specialist subsidiaries with identical business activities, created a new corporate and investment banking subsidiary (named Calyon), and maintained and developed the Crédit Lyonnais network. As a result of over 40 legal mergers completed in France and abroad, the Group's entities have been reorganised, over 10,000 employees have been relocated, and information systems and processes have been adapted or redesigned.

All these tasks were completed to plan, but faster than initially anticipated, as most of the legal mergers were finalised within six months. Owing to this swifter integration process, synergies were achieved ahead of schedule, amounting to €325 million at year-end 2004, compared to an announced target of €275 million.

As a result of this decision to step up the integration process, in order to shorten the transition period for the Group, synergy implementation costs came to €349 million in 2004, versus €513 million in 2003.

Net income (Group share) came in at €2.203 billion, rising very steeply by 93.2% compared to 2003. Before goodwill amortisation and integration-related costs, net income was up 31.5% to €3.157 billion, giving an ROE of 13.6% versus 10.6% in 2003. Earnings per share were €2.14, up 19.6%.

The Board of Directors will propose to the shareholders, at the Annual general meeting :

- a rights issue reserve for the Crédit Agricole Group employees, of an amount not exceeding €400 million, which could be launched towards the end of the first semester of 2005;
- a dividend of €0.66 per share. This represents a 20% increase on the dividend paid for 2003.

CRÉDIT AGRICOLE S.A. CONSOLIDATED RESULTS

Net income (Group share) before goodwill amortisation and integration-related costs came to €3.157 billion in 2004, up 31.5% on 2003.

This strong increase stems from a virtually stable gross operating income (down 1.9%), a sharp 48.6% reduction in risk-related costs, a 30% increase in the contribution from equity affiliates, and a 32% decrease in integration-related costs.

Gross operating income amounted to €3.761 billion. This decrease is due to exceptional circumstances in 2004, which saw the integration of Crédit Lyonnais' business activities with Crédit Agricole SA's specialist subsidiaries. However, despite significant organisational changes, staff relocations and systems harmonisation efforts, all business lines delivered a robust commercial performance, except for the corporate and investment banking business, which was more adversely affected by staff integration. If we exclude corporate and investment banking, gross operating income* was up 11.2% in 2004 compared to 2003, driven by 6.0% growth in net banking income and an increase in expenses capped at 4%.

---

* *Throughout this press release, the asterisk (*) indicates data based on a like-for-like scope of consolidation and on comparable methods. Unaudited data*

Risk-related costs amounted to €576 million, down 48.6% versus 2003. This improvement mainly stems from CIB financing activities, reflecting the much healthier financial position of large corporates in Europe and the US.

The **contribution from equity affiliates** was up 30.0% year-on-year to €1.113 billion. This robust growth was driven by the Regional Banks, which increased their contribution by 14.0% to €718 million (versus €630 million), and Banca Intesa, which doubled its contribution to €245 million.

Pre-tax ordinary income came to €4.376 billion, up 24.4% year-on-year.

Net income (Group share), before goodwill amortisation and integration-related costs, rose 31.5% year-on-year to €3.157 billion, giving an ROE of 13.6%, up three percentage points on 2003.

Integration-related costs for Crédit Agricole S.A. and Crédit Lyonnais, booked in the 2004 income statement, totalled €349 million versus €513 million in 2003.

Net income (Group share), after goodwill amortisation (€729 million) and integration-related costs, came to €2.203 billion in 2004, up 93.2% on 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**12,513**	**(1.6%)**	**3,162**	**(7.8%)**
Operating expenses	(8,752)	(1.5%)	(2,296)	0.0%
Gross operating income	**3,761**	**(1.9%)**	**866**	**(23.7%)**
Risk-related costs	(576)	(48.6%)	(142)	(55.1%)
Income from equity affiliates	1,113	+30.0%	310	+29.7%
Net income on fixed assets	78	n.m.	(24)	n.m.
Pre-tax ordinary income	**4,376**	**+24.4%**	**1,010**	**(6.5%)**
Integration-related costs	**(349)**	**(32.0%)**	**(124)**	**(75.8%)**
Net income	**2,507**	**+67.9%**	**549**	**x5.1**
Net income (Group share)	**2,203**	**+93.2%**	**475**	**x19.8**
Net income (Group share) before goodwill amortisation and integration-related costs	**3,157**	**+31.5%**	**750**	**(0.9%)**

In fourth-quarter 2004, net income (Group share) before goodwill amortisation and integration-related costs totalled €750 million, remaining virtually unchanged (down 0.9%) compared to fourth-quarter 2003. This performance was based on a decrease in gross operating income (which was at a two-year peak in fourth-quarter 2003), offset by much lower risk-related costs and a sharp increase in income from equity affiliates.

Compared to third-quarter 2004, gross operating income was down 7.7%, as the 3.6% increase in NBI failed to absorb the 8.6% rise in operating expenses. These higher expenses reflect various non-recurring factors, such as: (i) the impact of regulatory and accounting factors (e.g. financial cost of pension obligations and increase in ORGANIC rate); (ii) the reinvestment of part of the synergies generated in corporate and investment banking to ensure that operational systems function smoothly in 2005; and (iii) measures taken in most business lines to complete the transition phase by end-2004.

Integration-related costs also increased substantially to €124 million due to: (i) the decision towards the year-end to step up projects designed to achieve synergy benefits; and (ii) increased use of early retirement measures to ensure completion of headcount reductions.

These factors, which were, to a large extent, non-recurring, explain the decline in net income (Group share) in fourth-quarter 2004 compared to the third quarter.

FINANCIAL POSITION

Crédit Agricole S.A.'s consolidated shareholders' equity amounted to €24.9 billion at end-December 2004, up 5.8% versus €23.6 billion at end-December 2003.

Risk-weighted assets totalled €215.6 billion at year-end 2004, remaining virtually steady (up 1.5%) from year-end 2003.

The overall solvency ratio was 8.6% (Tier 1 ratio: 8.0%) compared to 8.9% and 7.9% respectively at end-December 2003.

RESULTS BY BUSINESS LINE

In 2004, Crédit Agricole S.A.'s six business lines significantly improved their performance, generating an **ROE of 17.0%**, up 2.2 percentage points year-on-year.

1. FRENCH RETAIL BANKING – CRÉDIT AGRICOLE REGIONAL BANKS

In 2004, the Regional Banks recorded robust growth in business levels, driven by strong demand for mortgage loans and an intensive campaign to promote retirement savings products. 390,000 PERPs (tax-efficient personal pension plans) were sold by the Regional Banks, making them the leading outlet for this type of product. In addition, the Regional Banks remained very active in life insurance, where demand was again strong.

Customer assets increased by €27.7 billion (or 6.9%) to €427.4 billion in 2004.
Over one third of this increase stems from a very strong performance in life insurance, where amounts outstanding reached €99.6 billion, up 10.8% year-on-year. Amounts outstanding in mutual funds and property investment trusts increased by 8.7% year-on-year. Bank deposits were boosted by sharp growth in passbook deposits (up 9.3%) coupled with an increase in sight deposits (up 4.4% to €63.5 billion).

Lending was high in 2004. New medium and long-term loans totalled nearly €50 billion, up 18% on 2003, which was already a very buoyant year. New mortgage lending amounted to €29 billion in 2004, with one in four French homes financed by Crédit Agricole.

The Regional Banks had €243 billion of loans outstanding at end-2004, up 8.8% year-on-year. This growth in lending mainly stems from very strong performances in mortgage lending (outstandings up 12.9% year-on-year to €117.1 billion) and local authority finance (up 11.2%).

Gross operating income for the 42 Regional Banks, based on aggregate unconsolidated results, totalled €5.0 billion, up 7.3% versus 2003, fuelled by two positive factors:

- **net banking income**, which rose to €11.5 billion, up 4.2% year-on-year (or 3.6% excluding investment of equity). This growth was underpinned by a strong increase in fee income (up 8.7%), driven by insurance fees (up 10.5%), particularly for property & casualty insurance (up 17.4%), and a sharp rise in fee income on securities (up 9%). Due to low interest rates, net interest income only rose by 0.9% in 2004.
- operating expenses, which remained under control (up 1.9%).

Overall, the **cost/income ratio** improved by 1.2 percentage points to 58.5% at year-end 2004.

The **cost of credit risk** against total loans outstanding declined even further to 24bp. Doubtful loans as a percentage of total loans outstanding also continued to fall, reaching 3.4% at year-end 2004 versus 3.9% a year earlier, while provisioning against bad and doubtful debts increased by 1.3 percentage points year-on-year to 70.2%.

As a result, **aggregate net income** for the 42 Regional Banks increased by 11.4% year-on-year to €2.7 billion.

Note that Crédit Agricole S.A.'s results only include 25% of the net income of the 42 Regional Banks, which are accounted for by the equity method. These figures are shown in the following table:

€ m	2004	% change	Q4-04	% change

		2004/2003		Q4-04/Q4-03
Income from equity affiliates	718	+14.0%	186	+6.9%
Pre-tax ordinary income	**718**	**+14.0%**	**186**	**+6.9%**
Extraordinary items +Tax + FGBR	(60)*	+46.3%	-	n.m.
Net income before goodwill amortisation	**658**	**+11.7%**	**186**	**+6.9%**
Allocated capital (€ bn)	**3.3**			
ROE	**18.5%**			

* Tax impact of dividends received from Regional Banks

The Regional Banks' overall contribution to Crédit Agricole S.A.'s consolidated net income rose by 11.7% to €658 million, after the accretive impact of dividends paid by the Regional Banks, and after deducting the tax paid by Crédit Agricole S.A. on these dividends.

ROE in this business line was 18.5% versus 17.9% in 2003.

Fourth-quarter 2004 continued to benefit from a strong commercial performance, still driven by mortgage lending, while operating expenses remained under control (up 1% year-on-year). Gross operating income increased by 8.3% compared to fourth-quarter 2003. Income from equity affiliates, before goodwill amortisation, amounted to €186 million, up 6.9% relative to fourth-quarter 2003.

2. FRENCH RETAIL BANKING – CRÉDIT LYONNAIS

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**3,393**	**+3.4%**	**864**	**(2.4%)**
Operating expenses	(2,479)	+1.1%	(633)	(0.5%)
Gross operating income	**914**	**+10.5%**	**231**	**(7.2%)**
Risk-related costs	(158)	+0.6%	(45)	+60.7%
Pre-tax ordinary income	**756**	**+12.8%**	**186**	**(15.8%)**
Extraordinary items +Tax + FGBR	(227)	+4.6%	(55)	(27.6%)
Net income before goodwill amortisation	**529**	**+16.8%**	**131**	**(10.7%)**
Cost/income ratio	**73.1%**	-1.7pt	**73.3%**	
Allocated capital (€ bn)	**2.3**			
ROE	**23.5%**			

In 2004, a new scope of business activity was implemented for Crédit Lyonnais, which is now geared towards individual customers, professional customers and SMEs in France. This new focus was accompanied by the launch of a new **corporate strategic plan** that aims to outperform the market in terms of improving fundamentals (growth and profitability).

Despite a significant deterioration in business conditions in the second half of 2004, Crédit Lyonnais **maintained its positive commercial impetus**. It pursed its policy of winning new customers and retaining existing accounts by opening 50 new branches. The number of sight deposit accounts approached the 4.3 million mark and the number of new accounts opened rose by 10%.

Customers deposits and loans outstanding continued to grow in 2004:

- **Customer assets** rose by 6.1%* year-on-year to €118.6 billion, fuelled by:
  - a sharp rise in passbook savings (up 17.2%*), notably following the success of the *Cerise* passbook, and strong growth in sight deposits (up 5.7%*);
  - growth in life insurance, with net inflows reaching a record €4.2 billion (up 11% year-on-year) and in-force business up 8.8%;
  - the successful placing of IPOs (34% market share for Snecma, 23% for Pages Jaunes, 21% for bioMérieux and 22% for APRR).

- **Loans outstanding** increased by 6.8%* to €48.6 billion at year-end 2004. In a highly competitive market, new mortgage lending reached a record level of €7.5 billion, boosting outstanding mortgage loans by 9.7%. Despite a slowdown in the consumer lending market, outstanding personal loans continued to grow at a healthy pace (up 3.7%*). Outstanding professional loans increased by 3.8%* in 2004, and SME loans by 3.5%*.

Net banking income totalled €3.393 billion, up 3.4%*. In a climate of historically low interest rates and high price sensitivity, net interest income rose by 3.2%*. Fee income was up 3.8%*, driven by strong performances in new lending, share placings and sales of insurance products (both life and property & casualty).

Operating expenses remained under control, rising by 1.1%* due to sales-related investments (branch refurbishments, new branches, call centres, etc.). The cost/income ratio improved by 1.7 percentage points year-on-year to 73.1%.

Gross operating income came to €914 million, up 10.5%*.

Risk-related costs totalled €158 million in 2004, on a par with 2003. Risk-related costs against risk-weighted assets fell by 2 percentage points to 43bp at year-end 2004.

Overall, **net income before goodwill amortisation** came to €529 million versus €453 million in 2003*.

ROE stood at 23.5% in 2004, holding steady compared to 2003.

In **fourth-quarter 2004,** this business line continued to deliver a positive commercial performance. **Net banking income** was up 3.2%, while gross operating income rose by 2.7% versus third-quarter 2004. Against an exceptionally high comparison basis in fourth-quarter 2003, net banking income and gross operating income were down 2.4% and 7.2% respectively.

After €45 million in risk-related costs, **net income before goodwill amortisation** came to €131 million, down 10.7% on fourth-quarter 2003*, but steady compared to third-quarter 2004.

3. SPECIALISED FINANCIAL SERVICES

The **specialised financial services** business underwent a deep-seated transformation in 2004, with mergers in consumer credit (Sofinco and Finalion on 31 March) and lease finance (Ucabail and Lixxbail on 27 May). The division stepped up its Northern European coverage by acquiring Dan'Aktiv in Denmark in March 2004. It also signed an agreement to purchase Euler's stake in Eurofactor on 17 September 2004.

The division's performance held up very well, driven by consumer lending in France, but mostly abroad, and a sharp increase in factoring income.

In the **consumer credit business**, loan origination increased substantially by 11.2% in 2004, based on:

- very sharp growth of 32.1% outside France, mainly driven by the Sofinco network (Agos Itafinco in Italy up 37% and Germany up 15%);
- 4% growth in France. For Sofinco, this growth was driven by the Group's efforts to improve cooperation with the Regional Banks (+13.7%) and Crédit Lyonnais (+20.5%), while Finaref benefited from a healthy increase in loans distributed directly (+16%).

Consumer credit outstandings totalled €31.9 billion, up 13.3% year-on-year. Foreign subsidiaries accounted for over 29% of these total outstandings.

Lease finance outstandings held steady at €12.6 billion, in a sluggish investment environment. However, business was stronger outside France (in Poland, via EFL) and in the French vehicle leasing segment.

The **factoring** business continued to improve. Revenues (factored receivables) were up 7.6% on 2003, while outstandings rose by 9.9% to €5.3 billion, driven by stronger growth outside France (up 12.4%), especially in Germany and Portugal.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**2,387**	**+8.1%**	**607**	**+0.2%**
Operating expenses	(1,398)	+10.6%	(383)	+11.0%
Gross operating income	**989**	**+4.8%**	**224**	**(14.2%)**
Risk-related costs	(342)	(3.9%)	(66)	(39.4%)
Income from equity affiliates	**(3)**	**n.m.**	**1**	**n.m.**
Pre-tax ordinary income	**644**	**+8.8%**	**159**	**+4.6%**
Extraordinary items +Tax + FGBR	(232)	(5.0%)	(61)	(6.1%)
Net income before goodwill amortisation	**412**	**+11.1%**	**98**	**+12.6%**
Cost/income ratio	**58.6%**		**63.1%**	
Allocated capital (€ bn)	**2.1**			
ROE	**19.7%**			

Overall, net banking income in the specialised financial services business line came to €2.387 billion in 2004, an increase of 8.1% versus 2003, driven by a buoyant consumer credit business.
Operating expenses were up 10.6% year-on-year, reflecting the impact of sales and IT-related investments made to support the division's expansion and reorganisation, particularly in the fourth quarter. **Gross operating income** came to €989 million, up 4.8% year-on-year, while the **cost/income ratio** stood at 58.6%.

Risk-related costs for this business line as a whole totalled €342 million, down 3.9% year-on-year.

Net income before goodwill amortisation amounted to €412 million, up 11.1% compared to 2003.

ROE was 19.7% in 2004 versus 21.1% in 2003.

In fourth-quarter 2004, NBI growth slowed down (up 0.2% on Q4-03), dampened by a less buoyant market towards the year-end. Owing to a sharp reduction in risk-related costs (down 39.4% on Q4-03), **net income** before goodwill amortisation was up 12.6% on fourth-quarter 2003.

4. ASSET MANAGEMENT, INSURANCE AND PRIVATE BANKING

The asset management, insurance and private banking business line recorded robust growth, despite completing the mergers between its main subsidiaries in the second half (CAAM/CLAM, Predica/UAF, CPR AM /ABF and Pacifica/Afcalia). Overall, assets under management rose by €28.1 billion year-on-year (or 7.4%) to nearly €406 billion, excluding double counting.

Growth was particularly strong in **asset management**, with total AUM rising by almost €48 billion to €347 billion, driven by net new inflows of nearly €15 billion, in addition to €20 billion from UAF, and a positive market effect of just over €13 billion. The international expansion strategy continues to reap rewards, reflected by a 42.7% increase in assets under management outside France.

In the **private banking** business, assets under management totalled €68 billion, holding fairly steady compared to year-end 2003. During 2004, the Italian private banking business (€1.6 billion in AUM) was sold to Banca Intesa. The Group also acquired Citibank Monaco's private banking activities and staff (€0.2 billion in AUM) and combined various private banking units in Monaco, Luxembourg and Switzerland.

The **life insurance** subsidiaries maintained their growth momentum. Assets under management were up 9.6% to nearly €129 billion. Premium income totalled over €16 billion in 2004 (excluding extended policies). This strong performance was driven by growth in AUM for both conventional policies in euros (up 9.8% year-on-year) and unit-linked policies (up 7.8%). Due to successful marketing of PERPs (tax-efficient personal pension plans), Predica achieved a 35% market share (based on the number of policies). Furthermore, with 3.3 million whole life policies in force, Predica is the leader in this market.

2004 was also an excellent year for the **property & casualty insurance** business. The number of new policies sold by the Crédit Agricole network topped the 1 million mark, bringing the total number of Pacifica policies in force to over 4 million. Premium income exceeded €1 billion, rising by over 17% (versus 15% in 2003). All segments posted a strong increase, amounting to over 20% for personal accident, health and legal protection policies, and over 17.4% for comprehensive household policies. The overall claims situation improved, as the combined ratio went down to 96.4% from 96.7% in 2003.

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03*
Net banking income	**2,782**	**+5.6%**	**696**	**(4.4%)**
Operating expenses	(1,385)	+3.1%	(353)	+10.7%
Gross operating income	**1,397**	**+8.1%**	**343**	**(16.1%)**
Risk-related costs	(11)	n.m.	(5)	n.m.
Income from equity affiliates	12	+71.4%	8	x2.7
Pre-tax ordinary income	**1,398**	**+7.5%**	**346**	**(17.4%)**
Extraordinary items (before integration-related costs) + Tax + FGBR	(438)	+1.9%	(87)	(30.4%)
Net income before goodwill amortisation	**960**	**+10.3%**	**259**	**(11.9%)**
Cost/income ratio	**49.8%**		**50.7%**	
Allocated capital (€ bn)	**5.6**			
ROE	**17.2%**			

Gross operating income in this segment was up 8.1% in 2004 to €1.397 billion, supported by a 5.6% rise in net banking income and a controlled 3.1% increase in operating expenses. As a result, the cost/income ratio improved by 1.2 percentage points to 49.8%.

Net income before goodwill amortisation totalled €960 million, up 10.3% on 2003.

ROE was 17.2% versus 17.0% in 2003.

In fourth-quarter 2004, the equity markets rebounded and all the businesses in this division delivered a strong commercial performance. The asset management business recorded new inflows of over €2 billion and a 6.8% increase in net banking income, fuelled by substantial performance-based fee income. The life insurance business recorded very strong new inflows of over €4 billion, while 4Q was the most successful quarter for the property & casualty insurance business. Overall, **net income** before goodwill amortisation totalled €259 million, up 21% on third-quarter 2004, but down 11.9% on fourth-quarter 2003, when the comparison basis was high.

5. CORPORATE AND INVESTMENT BANKING

In 2004, the corporate and investment banking activities of Crédit Lyonnais were transferred to Crédit Agricole Indosuez, resulting in the creation of Calyon Corporate and Investment Bank on 1 May 2004. This large-scale operation involved several hundred staff members in France and abroad. As a result of this integration process, Calyon has established itself as a major corporate and investment bank in France and Europe.

By year-end 2004, most IT migration projects were complete, while the geographical mergers between the various teams were nearly completed. In France, 7,500 staff were relocated in second-half 2004 and the final relocations will be completed by end-March 2005. All international relocations were complete at end-2004.

Despite the scale of these tasks, the corporate and investment banking business line delivered a net income before goodwill amortisation and integration-related costs of €1.053 billion, up 32.6% year-on-year.

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**3,916**	**(15.1%)**	**1,013**	**(11.5%)**	**+7.0%**
Operating expenses	(2,656)	(12.6%)	(683)	(8.9%)	+12.9%
Gross operating income	**1,260**	**(19.8%)**	**330**	**(16.2%)**	**(3.5%)**
Risk-related costs	(37)	n.m.	(24)	(84.5%)	n.m.
Income from equity affiliates	73	+19.7%	15	-	(31.8%)
Net income on fixed assets	30	x2.5	(14)	n.m.	n.m.
Pre-tax ordinary income	**1,326**	**+20.9%**	**307**	**+9.6%**	**(16.8%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(273)	(9.9%)	(74)	+7.2%	**+45.1**
Net income before goodwill amortisation and integration-related costs	**1,053**	**+32.6%**	**233**	**+10.4%**	(26.7%)
Cost/income ratio	**67.8%**		**67.4%**		
Allocated capital (€ bn)	**7.4**				
ROE	**14.2%**				

Three main factors contributed to this performance:

- business volumes were adversely affected by restructuring and a less buoyant climate compared with 2003, although several major private equity transactions were completed. **Net banking income** was down 15.1%* year-on-year to €3.916 billion (or down 12.3%* at constant exchange rates);
- the cost base contracted sharply, with **operating expenses** down 12.6%* due to a fast-paced cost-cutting programme, which the Group decided to step up at the beginning of 2004;
- **risk-related costs** recorded a very substantial fall, after the major provisions booked in 2003.

ROE in this business line stood at 14.2%, up 3.7 percentage points versus 2003.

In **fourth-quarter 2004,** net banking income was up 7% quarter-on-quarter (or 16.6% excluding the private equity business), mainly reflecting a rebound in the equity markets. The trend in operating expenses reflects the upturn in investments that were temporarily suspended or significantly scaled back during the integration period (e.g. investments in business revitalisation or IT system upgrades/streamlining). Most of these expenditure is non-recurring. Gross operating profit held fairly steady at €330 million, down 3.5% versus third-quarter 2004. After €24 million in risk-related costs, **net income** before goodwill amortisation came to €233 million.

<u>**Financing activities**</u>

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*	% change Q4-04/Q3-04
Net banking income	**1,667**	**(10.6 %)**	**401**	**(13.9%)**	**+1.3 %**
Operating expenses	(868)	(18.8 %)	(206)	(21.1%)	+7.9 %
Gross operating income	**799**	**+0.5%**	**195**	**(4.9%)**	**(4.9%)**
Risk-related costs	50	n.m.	22	n.m.	n.m.
Income from equity affiliates	73	+19.7%	16	+6.7%	(23.8%)
Net income on fixed assets	(2)	n.m.	(7)	n.m.	n.m.
Pre-tax ordinary income	**920**	**x3.1**	**226**	**x2.6**	**(4.2%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	(203)	x2.8	(45)	x2.1	(22.4%)
Net income before goodwill amortisation and integration-related costs	**717**	**x3.2**	**181**	**x2.7**	**1.7%**
Allocated capital (€ bn)	**4.6**				

ROE	15.8%

Despite a series of reorganisations throughout the year, gross operating income from financing activities remained stable at €799 million (up 0.5%* year-on-year). On a like-for-like basis and at constant exchange rates, GOI was up 5.4%*.

Net banking income declined by 10.6%* (including 2.5%* due to currency effects), reflecting conflicting trends in 2004:

- The structured finance business posted a robust performance, following a strong 2003, which was bolstered by various major transactions generating exceptionally high income.
- The commercial banking business suffered from flagging demand and margin erosion.

Operating expenses were down sharply by 18.8%* year-on-year (or 16.3%* on a like-for-like basis and at constant exchange rates) due to major synergy implementation costs.

Risk-related costs fell substantially by €50 million in 2004.

Net income, before goodwill amortisation and integration-related costs, came in at €717 million, i.e. a 3.2*-fold increase compared to 2003, which had been burdened by much higher risk-related costs.

In fourth-quarter 2004, gross operating income held up well (down 4.9%) compared to third-quarter 2004, owing to steady NBI. Net income before goodwill amortisation and integration-related costs totalled €181 million, remaining stable compared to third-quarter 2004 (up 1.7%), but rising sharply on fourth-quarter 2003 (2.7-fold increase*).

Capital markets and investment banking

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03	% change Q4-04/Q3-04
Net banking income	**2,043**	**(22.1%)**	**563**	**(5.9%)**	**+30.6%**
Operating expenses	(1,752)	(10.0%)	(473)	(2.5%)	+19.4%
Gross operating income	**291**	**(56.8%)**	**90**	**(20.4%)**	**x2.6**
Risk-related costs	-	n.m.	(2)	(75.0%)	n.m.
Income from equity affiliates	-	n.m.	(1)	n.m.	n.m.
Net income on fixed assets	32	x3.6	(7)	n.m.	n.m.
Pre-tax ordinary income	**323**	**(54.6%)**	**80**	**(29.8%)**	**+77.8%**
Extraordinary items (before integration-related costs) +Tax + FGBR	(81)	(62.7%)	(23)	(32.4%)	n.m.
Net income before goodwill amortisation and integration-related costs	**242**	**(51.1%)**	**57**	**(28.8%)**	**+35.7%**
Allocated capital (€ bn)	**2.3**				
ROE	**10.6%**				

Net banking income came in at €2.043 billion in 2004, down 22.1%* year-on-year (or 19.6%* on a like-for-like basis and at constant exchange rates). This decrease was due to internal reorganisations since the start of the year, especially in equity and fixed-income derivatives, and less buoyant conditions in the capital markets business compared to 2003. This performance is based on contrasting trends. In the capital markets business, commercial NBI (over 80% of total NBI) showed strong resilience, while the trading business delivered a much weaker performance due to reorganisations and market conditions. This decline was accompanied by an even more conservative risk profile, with average Value at Risk (VaR) of €22 million after the integration period. The Group's three brokerage firms (Cheuvreux, CL Securities Asia and Calyon Financial) posted strong performances, with revenues up 11% and a six-fold jump in gross operating income.

In 2004, **operating expenses** dropped 10%* to €1.752 billion, despite the build-up in sales teams during the fourth quarter. Gross operating income came to €291 million, while **net income before**

In **fourth-quarter 2004,** business was more buoyant, especially in lending, with good results in securitisation and structured products based on credit derivatives. The advisory business enjoyed an excellent final quarter. As a result, the capital markets and investment banking business recorded a sharp 30.6% upturn in NBI versus third-quarter 2004. Gross operating income came to €90 million, up significantly compared to third-quarter 2004 (2.6-fold increase), while net income before goodwill amortisation and integration-related costs amounted to €57 million, up 35.7% versus third-quarter 2004.

Private equity

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03
Net banking income	**206**	**+64.8%**	**49**	**(38.8%)**
Operating expenses	(36)	+63.6%	(4)	-
Gross operating income	**170**	**+65.0%**	**45**	**(40.8%)**
Risk-related costs	(87)	x5.4	(44)	n.m.
Pre-tax ordinary income	**83**	**(3.5%)**	**1**	**(98.7%)**
Extraordinary items (before integration-related costs) +Tax + FGBR	11	n.m.	(6)	(57.1%)
Net income before goodwill amortisation and integration-related costs	**94**	**+28.8%**	**(5)**	**n.m.**
Allocated capital (€ bn)	**0.5**			
ROE	**16.6%**			

The **private equity** business realised €167 million of capital gains in 2004, generating net banking income of €206 million (up 64.8%)*.
Risk-related costs totalled €87 million and mainly covered listed investments in the private equity portfolio.
Net income before goodwill amortisation and integration-related costs came to €94 million, up 28.8% on 2003.

6. INTERNATIONAL RETAIL BANKING

€ m	2004	% change 2004/2003	Q4-04	% change Q4-04/Q4-03
Net banking income	**352**	**(1.9%)**	**96**	**+15.7%**
Operating expenses	(278)	(0.4%)	(74)	+19.4%
Gross operating income	**74**	**(7.5%)**	**22**	**+4.8%**
Risk-related costs	(32)	(38.5%)	(22)	+57.1%
Income from equity affiliates	305	+45.9%	96	+68.4%
Pre-tax ordinary income	**347**	**+46.4%**	**96**	**+50.0%**
Extraordinary items +Tax + FGBR	(12)	(14.3%)	(7)	+71.4%
Net income before goodwill amortisation	**335**	**+50.2%**	**89**	**+43.5%**
Cost/income ratio	**79.0%**		**77.1%**	
Allocated capital (€ bn)	2.4			
ROE	**14.3%**			

The **income** contribution from the international retail banking business rose by 50.2% to €335 million in 2004, fuelled by the contribution from equity affiliates, which was up 45.9% (or twofold* on a like-for-like basis). This growth was mainly driven by Banca Intesa (€245 million in 2004 versus €115 million in 2003), which posted excellent performances.
Gross operating income from the other international retail banking subsidiaries (Africa and Middle East) was up 6.8% to €74 million.

In the fourth quarter, net income before goodwill amortisation was €89 million, versus

7. PROPRIETARY ASSET MANAGEMENT AND OTHER ACTIVITIES

€ m	2004	% change 2004/2003*	Q4-04	% change Q4-04/Q4-03*
Net banking income	**(317)**	**(22.9%)**	**(114)**	**+90%**
Operating expenses	(556)	+8.6%	(170)	(1.2%)
Gross operating income	**(873)**	**(5.4%)**	**(284)**	**+22.4%**
Risk-related costs	4	n.a.	20	n.a.
Income from equity affiliates	8	n.a.	4	n.a.
Net income on fixed assets	48	n.a.	(10)	n.a.
Pre-tax ordinary income	**(813)**	n.a.	**(270)**	n.a.
Extraordinary items (before integration-related costs) +Tax + FGBR	327	n.a.	98	n.a.
Net income before goodwill amortisation and integration-related costs	**(486)**	n.a.	**(172)**	n.a.

The net loss from proprietary asset management and other activities was reduced to €486 million at year-end 2004, compared to €582 million at year-end 2003.

This improvement mainly stems from a €239 million increase in net banking income, principally due to a €55 million reversal of provisions on the proprietary equity book, versus €158 million of additions to provisions in 2003.

This division also saw a €72 million increase in financing costs compared to 2003, resulting from the acquisition of a further stake in Finaref in late 2003 and early 2004.

CRÉDIT AGRICOLE GROUP CONSOLIDATED RESULTS

The Crédit Agricole Group generated net income (Group share) of €3.969 billion in 2004, up 44% compared to 2003.

This increase was due to the combination of strong organic growth and a highly positive contribution from equity affiliates, notably Banca Intesa.

Total shareholders' equity (Group share plus the Fund for General Banking Risks) was €46.1 billion at year-end 2004, an increase of 6.7% compared to year-end 2003.

Group financial data

€ m	2004	% change 2004/2003
Net banking income	**24,320**	**+1.8%**
Operating expenses	(15,600)	+0.1%
Gross operating income	**8,720**	**+5.1%**
Risk-related costs	(1,437)	(28.4%)
Income from equity affiliates	389	+77.6%
Net income on fixed assets	(9)	(91.1%)
Pre-tax ordinary income	**7,663**	**+19.6%**
Integration-related costs	(349)	(32.0%)
Extraordinary items	(169)	+11.9%
Tax	(2,304)	+17.4%
Goodwill amortisation	(753)	(18.7%)
FGBR	160	(22.7%)
Net income	**4,248**	**+38.9%**
Net income (Group share)	**3,969**	**+44.0%**

Net income (Group share) before goodwill amortisation and integration-related costs	4,948	+22.3%

The above data relate to the Crédit Agricole Group, consisting of all Local credit cooperatives, Regional Banks, Crédit Agricole S.A. and subsidiaries.

Completion of the Acquisition by Crédit Agricole S.A. of PPR's Remaining Stake in Finaref *(press release dated 1 February, 2005)*

Following the approval by the French authority Comité des Etablissements de Crédit et des Entreprises d'Investissement (Credit Institutions and Investment Firms Committee - CECEI) on January 27, 2005, PPR and Crédit Agricole S.A. announced the completion of the acquisition by Crédit Agricole of PPR's 10% stake in Finaref SA and Finaref Group AB, as per the terms of the final agreement signed on December 30, 2004. The transaction is valued at EUR 265 million.

Acquisition by Crédit Agricole S.A. of PPR's remaining stake in Finaref *(press release dated 31 December, 2004)*

PPR and Credit Agricole S.A. announced that they had signed an agreement under which Credit Agricole S.A. has acquired PPR's remaining 10% stake in Finaref S.A. and Finaref Group A.B. (Credit and financial services in Scandinavia).

The transaction is valued at € 265 million, and it remains conditional on authorization by CECEI (Comité des établissements de crédit et des entreprises d'investissement).

By acquiring full control of Finaref S.A. and Finaref Group A.B., Crédit Agricole S.A. continues to reinforce its positions in consumer credit, which is one of its priorities for development in France and in international markets.

The sale of its remaining stake in Finaref also allows PPR to finalize its strategic shift aimed at concentrating on its two strategic activities of Retail and Luxury Goods, while continuing to reinforce its financial structure.

At the same time, PPR, Crédit Agricole S.A. and Finaref have agreed to comfort their partnership agreements in order to ensure continuity of relations between Finaref and the retail brands of PPR in the long term.

AGF and Crédit Agricole diversify and consolidate their working relationship *(press release dated 23 December, 2004)*

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of Assurances Fédérales IARD. The agreement is subject to the approval of the committee of insurance companies (comité des entreprises d'assurance) and would become effective in 2005. Assurances Fédérales would then be held at 60% by AGF and at 40% by Crédit Agricole. The AGF Group would hold a put on its 60% of the share capital, exercisable at any time until 30 June 2007.

At the same time, both groups decided to develop their relationship in assistance. Mondial Assistance and Pacifica - Predica are renewing their partnership agreement for a period of 5 years. Moreover, they are seeking to broaden their relationship in the area of borrower insurance. AGF and Crédit Agricole are pleased with the terms of this agreement and the strengthening of their ties.

The Crédit Agricole Group and the Caisse d'Epargne Group plan to create a major player in the Securities Services Business in Europe *(press release dated 17 December, 2004)*

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) confirm their willingness to combine their respective Securities Services business lines, dedicated to the depositary bank, custody, clearing, fund administration and corporate trust services for Institutional and Corporate clients, in France and abroad.

The combination would create the leading player in the Securities Services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam and would also be:

- The leading depositary bank for UCITS in France; the largest bank in terms of assets held with Euroclear France, and among the first European players, totalling EUR 1,200 billion in assets under custody throughout the European network for Institutional Clients;

- The first ranking French fund administrator, and among the leading European players, totalling EUR 570 billion in assets under administration, comprising the Fastnet network;

- Among the three leading corporate trust services providers in France, and a leading European transfer agent, totalling approximately EUR 600 billion in assets.

The two groups have already created, or are currently in the process of creating, specialised subsidiaries fully dedicated to the Securities Services activities. Both groups would bring their subsidiaries to a new holding company, equally held by the Crédit Agricole S.A. and CNCE groups.

In order to achieve such equal shareholding, Crédit Agricole S.A. would sell to CNCE the necessary number of shares of the new company, and would also offer to CNCE a put option on these shares. The joint company would take the form of a Supervisory Board and Management Board company. The resulting entity would benefit from the financial strength of both parent companies.

The joint venture would represent EUR 300 million of shareholder equity Tier 1, and shall realise in 2005 a net banking income of more than EUR 450 million and a gross operating income of EUR 95 million. Staff count would reach 2,300 employees, of which 40% outside of France.

The finalisation of this venture is foreseen for June 30th, 2005, and still remains subject to obtaining the necessary authorisations from the supervisory authorities. In this respect, the two groups have already begun the consulting process with the employees' representatives.

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne intend to create a major player in the European Securities Services industry. The venture will combine financial strength and securities services expertise, and will be fully dedicated to assisting clients in their development projects in France and abroad."

Crédit Agricole S.A.
File No. 82-34771

Exhibit 3.1

Notice convening an ordinary and extraordinary shareholders' meeting on May 18, 2005

Published in the BALO on April 29, 2005

For an English language summary, please see the attached meeting notice.

Meeting Notice

COMBINED GENERAL MEETING

This year, Crédit Agricole is holding its general meeting in Lyon
to be closer to its regional shareholders.

The general meeting will take place
on Wednesday, 18 May 2005 at 10.30 a.m.
at Halle Tony Garnier
20, Place Antonin Perrin
69007 Lyon



CRÉDIT AGRICOLE S.A.

A French limited company ("société anonyme") with a share capital of €4,420,567,311

Contents

Welcome to our general meeting in Lyon

Halle Tony Garnier 20, place Antonin Perrin, 69007 Lyon



Designed by Lyon architect Tony Garnier, this historic monument is one of the finest works in Lyon's architectural heritage.

Halle Tony Garnier was inaugurated in 1914 for the *Exposition Internationale Urbaine* in Lyon. The great hall is one of the last remaining examples of metallic architecture, which was very fashionable in the late 19th and early 20th centuries.

Halle Tony Garnier became a listed building in 1975 and was completely renovated in 2000 by the Lyon-based architecture firm Atelier de la Rize.

How to get there

Halle Tony Garnier is located in the 7th *arrondissement* of Lyon, in the heart of the Gerland district, by Pont Pasteur on the left bank of the Rhône.


Avenue Debourg
du
Vercors
Avenue
Tony
Garnier

- TGV high-speed train: Lyon Perrache SNCF station
- Metro: Debourg station on Line B
- Bus: routes 96 and 32 from Perrache station, or routes 47, 96 and 17 from Jean Macé station
- Parking spaces are located adjacent to the building.

Ladies and Gentlemen, **shareholders in Crédit Agricole S.A. and holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple" FCPEs (company investment funds)**, you are hereby invited to meet in a combined (ordinary and extraordinary) general meeting to consider

Agenda



Ordinary general meeting

- Report of the Board of Directors and Auditors' report;
- Approval of the transfer from the special reserve for long-term capital gains to a general reserve account;
- Approval of the accounts for the financial year ended 31 December 2004 and discharge of the directors for the performance of their duties during the previous financial year;
- Approval of the expenses governed by Article 39-4 of the General Tax Code;
- Approval of the consolidated accounts for the financial year ended 31 December 2004;
- Appropriation of income, setting of dividend and distribution of the final dividend;
- Approval of the agreements governed by Articles L.225-38 *et seq.* of the Commercial Code;
- Appointment of directors;
- Renewal of the terms of directors;
- Directors' fees;
- Authorisation to the Board of Directors to trade in the company's shares.

Extraordinary general meeting

- Reports of the Board of Directors and Auditors' special reports;
- Authorisation to the Board of Directors to increase share capital by issuing ordinary shares or other securities with immediate or future rights to equity, with the pre-emptive subscription right retained;
- Authorisation to the Board of Directors to increase share capital by issuing ordinary shares or other securities with immediate or future rights to equity, with the pre-emptive subscription right waived;
- Authorisation to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items;
- Authorisation to the Board of Directors to effect capital increases reserved for Crédit Agricole employees enrolled in a company savings scheme;
- Authorisation to the Board of Directors to effect capital increases reserved for the Crédit Agricole International Employees company;
- Authorisation to the Board of Directors to effect capital increases reserved for Crédit Agricole employees enrolled in a Group savings scheme in the United States;
- Authorisation to the Board of Directors to reduce share capital by retiring shares;
- Amendment of the memorandum and articles of association ("Statuts") to raise reporting thresholds;
- Formalities, grant of powers.

How to participate in our general meeting?



To exercise your voting right

Any shareholder or holder of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple" FCPEs (company investment funds), regardless of the number of shares or units he holds, may personally attend or be represented at the meeting or vote by post, provided that:

- **holders of registered shares and holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple" FCPEs,** provide proof that the said shares have been deposited with their account keeper;
- **holders of bearer shares** request the authorised financial intermediary which has registered their shares to provide them with an admission card should they desire to personally attend. Holders of bearer shares may also request the said intermediary to provide them with a form to vote by post or by proxy.

These formalities must be completed at least **five days** before the meeting.



To participate in the meeting

Provided that proof that the shares may not be transferred is submitted within the required time period, the form to vote by post or by proxy attached to this notice **should be sent by return post to Crédit Agricole Investor Services Corporate Trust (CA-IS Corporate Trust), 14, rue Rouget-de-Lisle - 92862 Issy-les-Moulineaux Cedex 09,** indicating your choice.

You wish to personally attend the meeting

Therefore, in order to facilitate signature and entry into the meeting room, you should so indicate, and arrive on Wednesday, 18 May 2005, as from 8.00 a.m. with your admission card, and proof of identity.

Folders containing items necessary for voting will be made available at the reception desk.

Admission cards — *no card no entry* — will be sent directly:

- to **holders of registered shares and holders of units** in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple" FCPEs, who have indicated they will attend the meeting by completing and returning section 4 of the form to vote by post or by proxy;
- to **holders of bearer shares** who indicate to their authorised financial intermediary that they will attend, if they have completed the formalities to prevent the transfer of their securities within the required time period.

Helpful advice for shareholders and unitholders wishing to attend the meeting:

As the meeting on 18 May 2005 will begin promptly at 10.30 a.m., we advise you to:

- Arrive early and proceed to the reception desk with your admission card and proof of identity to sign the attendance register. To facilitate this process, the reception desk will be open from 8 a.m.
- Enter the meeting room with the items necessary for voting you received.
- Follow the voting instructions given during the meeting.

Holders of bearer shares who have not completed the formalities to obtain an admission card within the required time period, will have to request their financial intermediary to submit proof that their shares may not be transferred.

You cannot personally attend the meeting

Using the form to vote by post or by proxy you may:

- if you are a shareholder, **give a proxy to the Chairman of the meeting,** or, if you hold units, give a proxy to the Chairman of the "Crédit Agricole Avenir" "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple" FCPEs Supervisory Board (in both cases, complete section 1 of the form); or
- **vote by post** (complete section 2 of the form) on the resolutions submitted for approval to the general meeting; or
- if you are a **shareholder, be represented** by another shareholder or by your spouse, or, if you are a **unitholder, be represented** by another unitholder (in both cases, complete section 3 of the form and identify the proxy holder).

In all cases, you must **sign and date** the form in the space provided at the bottom of the form.

Important information

- Forms to vote by post that are received at the company's registered office after Monday 16 May 2005 will not be counted.
- You may **vote by proxy or by post,** but not both, and
- **The proxies** given by shareholders that are returned to the company without identifying the proxy holder shall be given to the Chairman of the meeting to vote.
- In order to avoid delays at the reception desk, **if you hold proxy(ies),** it is recommended that you send them as soon as possible to the following address: CA-IS Corporate Trust, 14, rue Rouget-de-Lisle - 92862 Issy-les-Moulineaux Cedex 09 and note on the envelope "Assemblée Générale de Crédit Agricole S.A.".

If you have any difficulties, do not hesitate to call the following toll-free number for assistance:
0 800 000 777 (from France) or +33 (0)1 43 23 53 72.



How to fill in the form?

Form for shareholders


You are a shareholder:
you must send this form back together with the certificate obtained from your account keeper confirming that your shares have been tied up.
You wish to personally attend the meeting:
please check box A.
You cannot personally attend the meeting:
you wish to vote by proxy or by post.
You wish to vote by post:
please check box 2 and follow instructions.
You wish to give your proxy to the Chairman of the meeting:
please date and sign the form.
You wish to give your proxy to a named person
who will attend the meeting: please check box 3 and indicate his/her name, Christian name and address.
Please indicate in this box
your name, Christian name and address. If this information is already supplied, please verify.
A
B
Credit Agricole S.A.
ASSEMBLÉE GÉNÉRALE MIXTE
du 18 mai 2005
COMBINED GENERAL MEETING
18 May 2005
QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM
CADRE RESERVE
2 JE VOTE PAR CORRESPONDANCE / I VOTE BY POST
1 JE DONNE POUVOIR AU PRÉSIDENT DE L'ASSEMBLÉE GÉNÉRALE
3 JE DONNE POUVOIR À :
Date & Signature

This box must show a date and signature for all shareholders.

Form for holders of units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple" FCPEs (company investment funds).

You hold units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple" FCPEs.

You wish to personally attend the meeting:
please check box A.

You cannot personally attend the meeting:
you wish to vote by proxy or by post.

You wish to vote by post:
please check box 2 and follow instructions.

You wish to give your proxy to the Chairman of the meeting:
please date and sign the form.

You wish to give your proxy to a named person who will attend the meeting:
please check box 3 and indicate his/her name, Christian name and address.



A

QUELLE QUE SOIT L'OPTION CHOISIE, DATER ET SIGNER AU BAS DU FORMULAIRE / WHICHEVER OPTION IS USED, DATE AND SIGN AT THE BOTTOM OF THE FORM

B

CADRE RÉSERVÉ / For Company's use only

Crédit Agricole S.A.

ASSEMBLÉE GÉNÉRALE MIXTE
du 18 mai 2005

COMBINED GENERAL MEETING
18 May 2005

2 JE VOTE PAR CORRESPONDANCE / I VOTE BY POST

1 JE DONNE POUVOIR AU PRÉSIDENT DU CONSEIL DE SURVEILLANCE DU FCPE "CRÉDIT AGRICOLE ALLIANCE MULTIPLE"

3 JE DONNE POUVOIR À :

Date & Signature

Please indicate in this box
your name, Christian name and address.
If this information is already supplied, please verify.

This box must show a date and signature for all shareholders.

Presentation of draft resolutions submitted to the general meeting

Ladies and Gentlemen,

Crédit Agricole is a decentralised group and considers local services an essential aspect of its business. For that reason, Crédit Agricole S.A. decided this year, for the first time ever, to bring its general meeting closer to its shareholders outside the Paris region by holding it in Lyon.

The annual general meeting of Crédit Agricole S.A. provides an excellent opportunity to report to you on business developments and on our Group's financial results, as well as to review the highlights of the year and the prospects for the future.

Twenty-five resolutions will be put before the combined general meeting of 18 May 2005.

In accordance with the law and the company's articles of association, the annual ordinary general meeting will be asked to approve the annual and consolidated accounts for financial year 2004 and to vote on the decisions set out below.

As for the extraordinary general meeting, it will consider proposed resolutions granting authority to the Board of Directors (and allowing it to further delegate this authority in accordance with the law) to increase share capital by issuing ordinary shares and/or securities with immediate or future rights to shares, either with or without pre-emptive subscription rights, as well as by incorporating reserves, profits, share premiums or other items.

The shareholders will also be asked to authorise the Board of Directors to issue shares for offering, either directly or indirectly, to Crédit Agricole employees enrolled in a company savings scheme, as well as to retire shares acquired by the company under the share repurchase programme. Lastly, the general meeting will be asked to amend the memorandum and articles of association in order to raise the share ownership reporting thresholds. The corresponding decisions are set out below.

At the ordinary general meeting

Approval of the transfer from the special reserve for long-term capital gains to a general reserve account

(1st resolution)

Article 39 of the Revised Financial Act no. 2004-1485 of 30 December 2004, which removes the obligation to set aside special reserves for long-term capital gains generated after 1 January 2004 and provides for the gradual elimination of long-term capital gain taxes on investment securities, specifies in addition that any funds in the special reserve at the start of the 2004 financial year must be moved to another general reserve account by 31 December 2005.

Companies with reserves exceeding €200 million must transfer the sum of €200 million to a general reserve account.

Companies also have the option to transfer all or part of their excess special reserve balance. Sums thus transferred may be subsequently distributed without incurring an additional tax.

In place of the former tax, sums in excess of €500,000 transferred from the special reserve are now subject to a special non-deductible tax of 2.5%, up to a maximum of €200 million.

The company will pay half of that tax in March 2006 and the other half in March 2007. A tax of 5% would apply if funds were not transferred by 31 December 2005.

The special tax is expected to be charged to the reserve account to which the funds are transferred. In order to recognise that accrued tax in the accounts to 31 December 2004, retained earnings have been reduced in the amount of the tax payable.

You are asked to approve this accounting procedure and the transfer of €200 million, in accordance with the law.

Approval of the annual accounts, the consolidated accounts, the appropriation of income and the regulated agreements

(2nd, 3rd, 4th and 5th resolutions)

You are asked to vote to approve the annual and consolidated accounts of Crédit Agricole S.A. for the year ended 31 December 2004, as well as the appropriation of income, which totals €1,248,608,708.30.

Your Board of Directors proposes that the general meeting resolves to declare and distribute a dividend of €0.66 per share. We remind you that an interim dividend of €0.30 was distributed to shareholders on 16 December 2004. The balance would amount to €0.36 and would be payable as from 27 May 2005. It should be noted that the interim dividend paid out in 2004 qualifies for a tax credit and that natural persons are eligible for a tax allowance of 50 percent of the balance of the year's dividend, paid out in 2005.

You will also be asked to approve the agreements governed by L.225-38 *et seq.* of the French Commercial Code (Code du commerce), which are described in the auditors' special report.

The Board of Directors' annual management report for 2004, which is summarised in this document, contains information on the management of the business during financial 2004, on the annual and consolidated accounts, as well as on the proposed appropriation of income for the past financial year. Shareholders who wish to receive the full report or the auditors' reports may so request using the form attached as the last page of this notice.

Board of Directors

(6th to 14th resolutions)

Your Board of Directors proposes that you:

- appoint two new directors:

• Mr Alain David, Chairman of the Ille-et-Vilaine Crédit Agricole Regional Bank, to replace Mr Jean Le Brun, who has reached the mandatory retirement age, for the remaining portion of Mr Le Brun's term of office;

• Mr Philippe Camus, Executive Chairman of EADS, to replace Mr Gérard Mestrallet, who is not standing for re-election;

- and extend the terms of seven directors for a three-year period or until the annual general meeting called to approve the accounts of financial 2007:

• Mr René Carron, Chairman of Crédit Agricole S.A. and of the Savoies Crédit Agricole Regional Bank;

• Mr Alain Dieval, Chief Executive Officer of the Nord de France Crédit Agricole Regional Bank;

• Mr Daniel Lebègue, Chairman of Institut Français des Administrateurs;

• Mr Michel Michaut, Chairman of the Champagne-Bourgogne Crédit Agricole Regional Bank;

• Mr Jean-Claude Pichon, Chief Executive Officer of the Midi Crédit Agricole Regional Bank;

• Mr Xavier Fontanet, Chairman and Managing Director of Essilor International;

• Mr Corrado Passera, Chief Executive Officer of Banca Intesa.

Allocation of directors' fees

(15th resolution)

Pursuant to the provisions of Article L.225-45 of the Commercial Code, your Board proposes that the directors be allotted the same total fees for the functions they performed in 2005 as they received the previous year, or an aggregate sum of €670,000.

Authorisation to the company to purchase its own shares

(16th resolution)

Your Board proposes that it be granted authority, and be authorised to further delegate such authority,to buy back the company's own shares, as permitted by Article L.225-209 *et seq.* of the Commercial Code.

Share purchases by the Board of Directors under this authority could under no circumstances cause the company to hold more than 10 percent of its share capital as at the date of such purchases.

The authorisation, which would replace and supersede that granted by the ordinary general meeting of 19 May 2004, would be for a period of no more than eighteen months and is intended to allow the company to purchase, sell or transfer its own shares, at any time during which the repurchase programme is in effect, including for the purpose of exchanging shares in connection with acquisitions or to allot shares under employee benefit schemes.

We propose that an aggregate budget of up to €2 billion be allocated to this programme.

The company will report all of its purchases, sales and transfers on a monthly basis to the Financial Markets Authority (AMF) and, more generally, will complete all necessary formalities and filings in this regard.

As required by Article L.225-211 of the Commercial Code, the Board of Directors wishes to provide the general meeting with information on the manner in which the share repurchase programme authorised by the ordinary general meeting of 19 May 2004 was used in the period from 1 January 2004 to 31 December 2004. Shares were repurchased for the sole purpose of fulfilling obligations to employees, either under share purchase option schemes or pursuant to the market making agreement of Crédit Lyonnais employees. Accordingly, and in accordance with Article 241-8 of the General Regulations of the AMF, the Board confirms that 22,227,397 shares held by Crédit Agricole S.A. were allotted to this objective as at 13 October 2003, the effective date of European Commission Regulation no. 2273/2003 of 22 December 2003 implementing directive 2003/6/EC (the "market abuse" directive), the provisions of which have been incorporated in the General Regulations of the AMF.

Number of shares held by the company on 31/12/2003	**2,310,599**
Number of shares purchased in 2004	**27,531,378**
Average price of shares purchased in 2004	**€19.74**
Aggregate value of shares purchased in 2004, at cost	**€543,454,332.16**
Commissions and expenses	**€511,426.21**
Number of shares sold in 2004	**517,344**
Average price of shares sold in 2004	**€18.14**
Number of shares held by the company on 31/12/2004	**29,324,633**
Gross book value per share	**€19.52**
Gross book value of shares held	**€572,490,220.73**
Par value of shares	**€3**
Percentage of share capital held by the company on 31/12/2004	**1.99%**



At the extraordinary general meeting

Financial authorisations

(17th, 18th and 19th resolutions)

In order to enable the Board of Directors to provide for the company's financing needs by allowing it to issue selected securities at any given time, your Board proposes that you authorise it to increase capital by up to €2 billion in nominal value in the case of issues with pre-emptive subscription rights and €900 million in the case of those without rights.

Issues may include debt securities for up to a nominal amount of €5 billion.

These authorisations concern the issuing of any securities with an immediate or future right to a portion of share capital. The powers granted to the Board of Directors in this respect would replace and supersede the unused portion of those granted by the extraordinary general meeting of 19 May 2004 and would be for a period of twenty-six months from the date of the general meeting.

It is specified that, in the case of securities issued without pre-emptive subscription rights by existing shareholders:

- the Board of Directors may, if it deems appropriate, grant a priority subscription right to shareholders;
- the current or future proceeds to the company from the issue of each share under this authority must not be less than the minimum issue price permitted under the law.

The exact terms and conditions of each issue shall be known only at the time the Board decides to carry it out.

Whenever the Board of Directors makes use of the authority granted to it, it will issue a supplementary report setting out the final terms and conditions of the issue; the Auditors will also have to issue a supplementary report. Those reports will be submitted to the shareholders at the general meeting immediately following the issue.

It is also proposed that the Board of Directors be given the authority to increase share capital by capitalising reserves, either by means of raising the nominal value of existing shares or by issuing new shares, up to a ceiling of €3 billion. This authorisation would replace and supersede that granted by the extraordinary general meeting of 19 May 2004 and would be valid for a period of twenty-six months from the date of the general meeting.

Authorisation to effect capital increases reserved for employees

(20th, 21st and 22nd resolutions)

The extraordinary general meeting is asked to delegate powers to the Board of Directors to increase the company's share capital by up to €150 million in favour of employees of the Crédit Agricole Group, which encompasses the company, the entities and groups of entities consolidated by the Company, the Crédit Agricole Regional Banks and their subsidiaries, and the entities and groups of entities controlled by the Company or the Crédit Agricole Regional Banks, within the meaning of Article L.444-3 of the French Labour Code (Code du travail), provided that those employees are enrolled in one of the Crédit Agricole Group entities' employee savings schemes.

You are being asked to waive the shareholders' pre-emption right to subscribe for such new shares in favour of those employees and to resolve that the issue price of shares will not be more than 20% below the average price of Crédit Agricole S.A. shares quoted by ... trading days immediately

preceding the decision of the Board of Directors or the Chief Executive Officer (or, subject to the consent of the Chief Executive Officer, of one or more Deputy Chief Executive Officers) setting the starting date of the subscription period. The Board of Directors will be allowed to adjust the price discount on a case-by-case basis, depending on the regulations applicable in the countries where affiliates of the Group participating in the capital increase are located.

It is also proposed that specific authorisations be given to the Board to increase capital, in one or more transactions, on behalf of the employees of entities located in countries other than France where financial, legal or tax restrictions make it difficult to set up such share ownership schemes, as well as on behalf of United States employees. A ceiling of €40 million would apply to the nominal value of securities issued in both instances.

You are further asked to grant the Board full authority (including to delegate its authority as permitted by law) to establish the terms and conditions of such capital increases reserved for employees.

The powers granted by the 20th resolution will replace and supersede the unused portion of those granted by the 19th resolution of the extraordinary general meeting of 19 May 2004 and will be valid for a period of twenty-six months from the date of the meeting.

Authorisation to the Board to reduce share capital by retiring shares held in treasury by the company

(23rd resolution)

Subject to the adoption by the ordinary general meeting of a resolution authorising the Company to purchase its own shares, you are asked to authorise the Board to retire some or all of the shares purchased, not to exceed 10% of share capital, over a period of twenty-four months.

This authority was not used during the financial year ended.

Amendment of Article 8-A of the memorandum and articles of association *("Statuts")*

(24th resolution)

All natural or legal persons whose bearer shares are deposited with an authorised financial intermediary and whose ownership increases or decreases by a given percentage established by the issuing company's memorandum and articles of association must report this fact to the said company in writing, under penalty of civil and criminal sanctions. The reporting threshold of 0.5% at Crédit Agricole S.A. is among the lowest of major listed French companies. It is proposed that you raise this threshold to 1%.

Crédit Agricole S.A.
2004 business performance and outlook

Overview (excerpts from management report)

 Crédit Agricole S.A. Group financial review

In 2004, the Crédit Agricole S.A. Group planned and implemented its integration process with Crédit Lyonnais. The Group completed the legal mergers between virtually all the units in each specialist business line. In total, several dozen business units were combined. Crédit Agricole S.A. also set up various Group-wide divisions to house all its central support functions, including finance, risk management and human resources.

As these mergers and business combinations were part of the Group's internal reorganisation process, they did not impact Crédit Agricole S.A.'s scope of consolidation, which comprised 412 subsidiaries and holdings at end-December 2004.

In the 2004 financial statements for the Crédit Agricole S.A. Group, Crédit Lyonnais was fully consolidated at 94.82%, reflecting the stake held by the Group since 4 August 2003, the closing date of the compulsory buyout procedure. Due to the significant changes in the scope of consolidation following the Crédit Lyonnais acquisition in 2003, **pro forma financial statements** were prepared for the three years 2003, 2002 and 2001, so that the results of the new Group (including Crédit Lyonnais) could be compared over this period.

In the review of Crédit Agricole S.A.'s consolidated **income statements** below, changes are calculated in relation to the pro forma figures for previous years, unless otherwise stated. However, changes in the **balance sheet** are calculated with respect to actual published figures.

Crédit Agricole S.A. consolidated income statement

(in millions of euros)

	31/12/2002 pro forma	31/12/2003 pro forma	31/12/2004	2004/2003 % change
Net banking income	**11,659**	**12,721**	**12,513**	**-1.6%**
Operating expenses	(8,700)	(8,889)	(8,752)	-1.5%
Gross operating income	**2,959**	**3,832**	**3,761**	**-1.9%**
Risk-related costs	(770)	(1,121)	(576)	-48.6%
Income from equity affiliates	474	856	1,113	+30.0%
Net income on fixed assets	(124)	(49)	78	n.m
Pre-tax ordinary income	**2,539**	**3,518**	**4,376**	**+24.4%**
CA s.a./Crédit Lyonnais integration-related costs	-	(513)	(349)	-32.0%
Extraordinary items	(166)	(21)	(55)	+161.9%
Corporate income tax	(428)	(722)	(857)	+18.7%
Net allocation to FGBR	98	131	121	-7.6%
Goodwill amortisation	(622)	(900)	(729)	-19.0%
Net income	**1,421**	**1,493**	**2,507**	**+67.9%**
Minority interests	175	353	304	-13.9%
Net income – Group share	**1,246**	**1,140**	**2,203**	**+93.2%**
Net income – Group share before CA s.a./Crédit Lyonnais integration-related costs	**1,246**	**1,501**	**2,428**	**+61.8%**
Net income – Group share before goodwill amortisation and CA s.a./Crédit Lyonnais integration-related costs	**1,868**	**2,401**	**3,157**	**+31.5%**

Crédit Agricole S.A.'s net income - Group share came to €2,203 million in 2004, up 93.2% on 2003. This result reflects a significantly improved contribution from all business lines, despite adverse conditions in the banking industry and the Group's radical reorganisation.

Gross operating income amounted to €3.8 billion, based on a 1.6% decline in **net banking income** to €12.5 billion and controlled **operating expenses** of €8.8 billion. As a result, the **cost/income ratio** held steady at 69.9%, after improving by 4.7 percentage points in 2003.

Risk-related costs were down sharply by 48.6% versus 2003, owing to a generally favourable credit risk environment. **Income from equity affiliates** rose by 30%, driven by an increased contribution from the Regional Banks and Banca Intesa.

Pre-tax ordinary income was up 24.4% to €4.4 billion, while **net income** (*) - Group share came to €3.2 billion, up 31.5% year-on-year.

ROE (Return on Equity - i.e. the ratio of consolidated net income before goodwill amortisation and integration-related costs, to average shareholders' equity after appropriation of income for the year) stood at 13.6% in 2004 compared to 10.6% in 2003. ROE based on capital allocated to the Group's business lines improved to 17.0% in 2004 versus 14.8% in 2003.

The integration process remained on schedule and in line with the announced targets. At end-2004, the Group had already achieved €325 million in cost-savings from synergies, against an announced target of €760 million by 2006 and €275 million for 2004.

Review of results by business line

1 French retail banking - Crédit Agricole Regional Banks [1]

Net income from the Regional Banks (French retail banking business) rose by 11.7% to €658 million, contributing nearly 20% of the Group's **net income** (*). This growth was driven by the Regional Banks' continued robust growth and a sharp improvement in operating income, due to a firm grip on operating expenses and risk-related costs.

French retail banking - Crédit Agricole Regional Banks

(in millions of euros)

	2003	2004	2004/2003 % change
Income from equity affiliates	630	718	+14.0%
Pre-tax ordinary income	**630**	**718**	**+ 14,0%**
Tax	(41)*	(60)*	+ 46,3%
Net income before goodwill amortisation	**589**	**658**	**+ 11,7%**
ROE (as a % of allocated capital)	17.9%	18.5%	-

* *Tax impact of dividends received from Regional Banks.*

The equity-accounted Regional Banks delivered a 4.2% increase in net banking income, which totalled €11.5 billion, fuelled by excellent performances in customer deposits (up 6.9% to €427.4 billion) and loans outstanding (up 8.8% to €243 billion), coupled with an innovative policy to win market share.

The **cost/income ratio** for the Regional Banks continued to improve, decreasing to 58.5% due to controlled operating expenses.

As a result, the **contribution of equity-accounted Regional Banks** to Crédit Agricole S.A.'s consolidated net income rose by 14% to €718 million in 2004, versus €630 million in 2003.

(*) *Before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up.*

(1) *This business line comprises the 42 Regional Banks and their subsidiaries. Crédit Agricole S.A. owns a 25% stake in these Regional Banks, which are accounted for by the equity method.*

2 French retail banking – Crédit Lyonnais network (2)

French retail banking - Crédit Lyonnais network

(in millions of euros)

	2003 pro forma	2003*	2004	2004/2003* % change
Net banking income	**3,312**	**3,280**	**3,393**	**+ 3.4%**
Operating expenses and depreciation	(2,409)	(2,453)	(2,479)	+ 1.1%
Gross operating income	**903**	**827**	**914**	**+ 10.5%**
Risk-related costs **	(157)	(157)	(158)	+ 0.6%
Pre-tax ordinary income	**746**	**670**	**756**	**+ 12.8%**
Exceptional items and tax	(245)	(217)	(227)	+ 4.6%
Net income before goodwill amortisation	**501**	**453**	**529**	**+ 16.8%**
ROE (as a % of allocated capital)	23.5%	-	23.5%	-

** On a like-for-like consolidation basis and on comparable methods. Unaudited data.*
*** Before impact on net assets of harmonising Group provisioning policies.*

The **Crédit Lyonnais network** posted a sharp 10.5% increase in gross operating income. Strong commercial performances in all customer segments generated robust growth in customer deposits (up 6.1% to €118.6 billion) and loans outstanding (up 6.8% to €48.6 billion), while NBI rose by 3.4% (*) to €3.4 billion.

Operating expenses for the Crédit Lyonnais network remained under control at €2.5 billion, rising by only 1.1%, despite major sales-related investments by the network. As a result, the cost/income ratio improved to 73.1% in 2004, from 74.8% in 2003. Risk-related costs held steady at €158 million, in spite of a 4.9% increase in risk-weighted assets. Overall, **net income before goodwill amortisation** was up 16.8% to €529 million.

3 Specialised financial services (3)

The **specialised financial services** business line generated €412 million in net income (*), up 11.1% from 2003.

In 2004, the lease finance, factoring and consumer credit business segments underwent a radical reorganisation. The business line as a whole benefited from a buoyant performance in the consumer lending division, which continued to expand proactively both in France and abroad.

Specialised financial services

(in millions of euros)

	2003 pro forma	2004	2004/2003 % change	2004/2003 % change on a like-for-like basis
Net banking income	**2,208**	**2,387**	+ 8.1%	**+ 6.2%**
Operating expenses and depreciation	(1,264)	(1,398)	+ 10.6%	+ 8.9%
Gross operating income	**944**	**989**	**+ 4.8%**	**+ 2.6%**
Risk-related costs	(356)	(342)	-3.9%	-4.0%
Income from equity affiliates	4	(3)	n.m.	n.m.
Pre-tax ordinary income	**592**	**644**	**+ 8.8%**	**+ 5.8%**
Exceptional items (excluding integration-related costs), tax and FGBR	(221)	(232)	+5.0%	-0.5%
Net income before goodwill amortisation	**371**	**412**	**+ 11.1%**	**+ 7.6%**
ROE (as a % of allocated capital)	**21.1%**	19.7%	-	-

(*) *Before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up.*

(2) *This business line covers the activities of the Crédit Lyonnais network in France (personal customers, small businesses and middle-market companies), together with Crédit Lyonnais' private banking operations in France.*

(3) *This business line covers activities that offer banking products and services to personal customers, small businesses, middle-market customers and local authorities in France and internationally, ... (factoring and leasing).*

Consumer credit activities are now handled by Sofinco, Finaref and Lukas, since Sofinco merged with Finalion, Crédit Lyonnais' dedicated subsidiary. NBI in the consumer credit business was up 11.3% (or 9.1% on a like-for-like consolidation basis). Gross outstandings increased sharply by 13.3% year-on-year to €31.9 billion at end-2004. Net income (*) came to €359 million.

In the **lease finance business,** Ucabail now encompasses all leasing activities for the Regional Banks and Crédit Lyonnais network. Net income (*) in this business amounted to €40 million, down €7 million on 2003.

The **factoring business** enjoyed robust growth again in 2004. Revenues (factored receivables) generated by Eurofactor and Transfact totalled €27.6 billion, up 7.6% on 2003. Overall factoring outstandings rose to €5.3 billion, up 10% year-on-year. Net income (*) was up 58% to €19 million versus €12 million in 2003.

Overall, **net banking income** in the specialised financial services business line totalled €2.4 billion in 2004, up 6.2% on a like-for-like consolidation basis. **Net income** (*) came to €412 million, up 11.1% on 2003.

4 Asset management, insurance and private banking [(4)]

The asset management, insurance and private banking business line sharply increased its contribution to Group income in 2004, despite completing the mergers between the main subsidiaries in the division and setting up new teams and systems in each business segment.

Asset management, insurance and private banking

(in millions of euros)

	2003 pro forma	2004	2004/2003 % change
Net banking income	**2,635**	**2,782**	**+5.6%**
Operating expenses and depreciation	(1,343)	(1,385)	+3.1%
Gross operating income	**1,292**	**1,397**	**+8.1%**
Risk-related costs	1	(11)	n.m.
Income from equity affiliates	7	12	+71.4%
Pre-tax ordinary income	**1,300**	**1,398**	**+7.5%**
Exceptional items (excluding integration-related costs), tax and FGBR	(430)	(438)	+1.9%
Net income before goodwill amortisation	**870**	**960**	**+10.3%**
ROE (as a % of allocated capital)	**17.0%**	**17.2%**	**-**

At end-2004, total assets under management in this business line exceeded €400 billion (up 7.4% on a like-for-like consolidation basis).

In **asset management,** Crédit Agricole S.A.'s total assets under management (by CAAM, CPR AM, BFT and Equalt) amounted to €347.0 billion at end-2004. The asset management business delivered a very strong earnings performance: net banking income was up 10.9%, while net income (*) increased by 17.1%. In the **private banking** business, assets under management totalled €67.8 billion at end-2004, up 1.1% year-on-year on a like-for-like consolidation basis.

In a buoyant **life insurance** market, premium income from the **life insurance** subsidiaries totalled €16.4 billion, up 7.8% on 2003. The **property & casualty insurance** business also continued to enjoy a very robust business performance.

Net banking income in the asset management, insurance and private banking business line was up 5.6% in 2004, while **gross operating income** increased by 8.1% and **net income** (*) rose by 10.3% to €960 million.

(*) *Before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up.*

(4) *This business line encompasses: (i) asset management, chiefly through Crédit Agricole Asset Management (CAAM) and BFT; (ii) subsidiaries providing financial and securities services to issuers (CA-Investor Services) and Calyon for financial services; (iii) life, accident and health insurance (Predica and Médicale de France) and property & casualty insurance (Pacifica and Finaref assurances); and (iv) private banking, mainly through Banque de Gestion Privée Indosuez (BGPI), various Calyon subsidiaries, and foreign subsidiaries of Crédit Lyonnais that have yet to merge.*

5 Corporate and investment banking [5]

In 2004, conditions in the capital markets business were less buoyant, while the Group radically reorganised the corporate and investment banking activities of Crédit Lyonnais and Crédit Agricole Indosuez. Despite these challenging circumstances, the **corporate and investment banking** business line delivered a **net income** (*) of €1,053 million, up 32.6%, driven by a much leaner cost base and historically low risk-related costs.

Corporate and investment banking

(in millions of euros)

	2003 pro forma	2003 *	2004	2004/2003* % change
Net banking income	**4,763**	**4,610**	**3,916**	**-15.1%**
Operating expenses and depreciation	(3,117)	(3,038)	(2,656)	-12.6%
Gross operating income	**1,646**	**1,572**	**1,260**	**-19.8%**
Risk-related costs	(561)	(548)	(37)	n.m.
Income from equity affiliates	0	61	73	+19.7%
Net income on fixed assets	25	12	30	x2.5
Pre-tax ordinary income	**1,110**	**1,097**	**1,326**	**+20.9%**
Exceptional items (excluding integration-related costs) and tax	(328)	(303)	(273)	-9.9%
Net income before goodwill amortisation	**782**	**794**	**1,053**	**+32.6%**
ROE (as a % of allocated capital)	10.5%	-	14.2%	-

** On a like-for-like consolidation basis and on comparable methods.*

6 International retail banking [6]

The income contribution from the international retail banking business improved significantly in 2004, with net income (*) rising by 50.2% to €335 million.

International retail banking

(in millions of euros)

	2003 pro forma	2004	2004/2003 % change
Net banking income	**359**	**352**	**-1.9%**
Operating expenses and depreciation	(279)	(278)	-0.4%
Gross operating income	**80**	**74**	**-7.5%**
Risk-related costs	(52)	(32)	-38.5%
Income from equity affiliates	209	305	+45.9%
Pre-tax ordinary income	**237**	**347**	**+46.4%**
Tax and FGBR	(14)	(12)	-14.3%
Net income before goodwill amortisation and integration-related costs	**223**	**335**	**+50.2%**
ROE (as a % of allocated capital)	9.3%	14.3%	-

Income from equity affiliates doubled on a like-for-like business scope, mainly fuelled by the sharp recovery in Banca Intesa's results, which contributed €245 million to Crédit Agricole S.A.'s net income before goodwill amortisation, versus €115 million in 2003.

(*) Before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up.

(5) *This business line covers capital markets and investment banking as well as financing activities of Calyon, together with the private equity activities of Crédit Agricole Private Equity, IDIA and Sodica. Al Bank Al Saudi Al Fransi (BSF) was previously part of the 'International retail banking' division, but is now included in the 'Corporate and investment banking' business line.*

(6) *This business line encompasses foreign retail banking subsidiaries and holdings (excluding foreign consumer credit and leasing operations, which are part of the 'Specialised financial services' business line). It also includes earnings from Crédit Agricole S.A.'s unconsolidated banking affiliates engaged in this business.*

7 Proprietary asset management and other activities [7]

The net loss (*) from proprietary asset management and other activities was reduced to €486 million in 2004, compared with €582 million in 2003. Net banking income in this business line reflected the impact of an improved stock market performance on the proprietary equity book, which generated a €213 million increase in NBI in 2004. However, this division also saw an increase in financing costs due to the acquisition of increased shareholdings in Finaref and Dan'Aktiv.

Proprietary asset management and other activities

(in millions of euros)

	2003 pro forma	2003 (*)	2004	2004/2003 (*) % change
Net banking income	**(556)**	**(411)**	**(317)**	**-22.9%**
Operating expenses	(477)	(512)	(556)	+8.6%
Gross operating income	**(1,033)**	**(923)**	**(873)**	**-5.4%**
Risk-related costs	4	n.a.	4	n.a.
Income from equity affiliates	6	n.a.	8	n.a.
Net income on fixed assets	(74)	n.a.	48	n.a.
Pre-tax ordinary income	**(1,097)**	**n.a.**	**(813)**	**n.a.**
Exceptional items (excluding integration-related costs), tax and FGBR	515	n.a.	327	n.a.
Net income before goodwill amortisation	**(582)**	**n.a.**	**(486)**	**n.a.**

Crédit Agricole S.A. consolidated balance sheet

At year-end 2004, the Group's total assets exceeded €815 billion, compared to €786 billion at year-end 2003.

Crédit Agricole S.A.'s **consolidated shareholders' equity** (including net income for the year) amounted to €24.9 billion at end-2004. This represents an increase of €1.4 billion (5.8%) since end-2003, mainly generated by 2004 net income, less the dividends paid out by Crédit Agricole S.A. for the 2003 financial year and the €110 million negative impact of accounting changes. Total capital funds rose to €49.3 billion.

The Group's international solvency ratio stood at 8.6% and the aggregate Tier 1 ratio was 8%.

(*) *Before goodwill amortisation and integration-related costs for the Crédit Agricole S.A.-Crédit Lyonnais tie-up.*

(7) *This business line mainly covers Crédit Agricole S.A.'s role as the Group's central body, asset and liability management, and debt management relating to acquisitions of subsidiaries and equity interests. It also comprises the earnings of various other Crédit Agricole S.A. Group companies, together with dividends and other revenues and expenses of Crédit Agricole S.A. relating to equity investments and other unconsolidated subsidiaries and affiliates (apart from international retail banking). Lastly, this business line includes the net impact of tax consolidation*



Crédit Agricole S.A. parent company financial statements

At year-end 2004, Crédit Agricole S.A. (parent company) posted **net banking income** of €1,811 million, up €1,053 million on 2003.

Dividends from subsidiaries and affiliates rose by €1,249 million in 2004, owing to the impact of the Crédit Lyonnais and Finaref acquisitions in 2003 and, more generally, an excellent earnings performance by the subsidiaries and Regional Banks in 2003. However, the cost of financing the shortfall in capital due to investments increased by €446 million. Portfolio revenues returned to their normal level in 2004, while the savings/advance margin remained excellent.

Operating expenses increased by 18.8% to €410 million as a result of the Group's reorganisation, particularly in its central support functions.

Gross operating income rose to €1,401 million versus €413 million in 2003.

Integration-related costs for Crédit Lyonnais amounted to €87 million. These investments aim to foster synergies, which should boost overall Group income by an estimated €760 million in 2006.

2004 **net income** for Crédit Agricole S.A. (parent company) totalled €1,249 million in 2004, versus €611 million in 2003.



Recent trends and outlook

2005 outlook

Growth in mortgage lending is set to tail off as disposable income falls and the property market settles down. This trend will heighten the fierce competition between lenders. Business lending should continue to pick up gently. Financial investments will be supported by steady savings rates and should gradually shift towards slightly longer-term savings, boosting growth in the insurance business primarily. Meanwhile, specialised financial services should continue to post robust growth in all business areas, as the Group will tap into new sources of growth outside France.

In the retail banking business, Crédit Lyonnais' 2005-2007 Corporate Strategic Plan is on track: NBI is set to grow by at least 3% a year, while the cost/income ratio should fall to 65% in 2007 and staff cuts should total 2,600 FTE (full-time equivalent) positions by 2007.

In addition, the Group will complete its reorganisation in 2005. This will mainly involve combining private banking units in Luxembourg and Switzerland, reorganising the property management business (CLAM Immobilier and Uniger), merging its factoring operations (Eurofactor and Transfact), and completing IT systems integration projects (including the creation of a production joint venture). The Group's integration-related costs are set to fall significantly.

Other recent developments

The Crédit Agricole Group and the Caisses d'Épargne Group plan to create a major player in the securities services business in Europe

Crédit Agricole S.A. and Caisse Nationale des Caisses d'Epargne (CNCE) have confirmed their plans to combine their respective securities services business lines, dedicated to depositary, custody, clearing, fund administration and corporate trust services for institutional and corporate clients, in France and abroad.

The combination would create the leading player in the securities services industry in France, and one of the major players in Europe. The new group would have a local presence in Paris, Luxembourg, Madrid, Brussels, Dublin and Amsterdam. Both groups would bring their subsidiaries to a new holding company, equally owned by the Crédit Agricole S.A. and CNCE groups. This venture is due to be finalised on 30 June 2005, subject to obtaining the necessary approval from the regulatory authorities.

AGF and Crédit Agricole diversify and consolidate their working relationship

On 23 December 2004, AGF and Crédit Agricole S.A. signed an agreement under which Pacifica, the property & casualty insurance subsidiary of Crédit Agricole, is to acquire 35% of the share capital of AF IARD.

The agreement is subject to approval by the Comité des Entreprises d'Assurance (insurance companies committee) and would become effective in 2005. AF IARD would then be 60%-owned by AGF and 40%-owned by Crédit Agricole.

Crédit Agricole acquires the household goods consumer credit activity of Banque Commerciale du Portugal (BCP)

Sofinco, Crédit Agricole S.A.'s consumer credit subsidiary, has signed an agreement with Banco Comercial Português (BCP) to acquire the household goods business held by BCP's specialised subsidiary, Credibanco. The transaction is due to be completed during the first half of 2005, subject to approval by the regulatory authorities.

As a result of this transaction, Sofinco will become the leader in Portugal's general-purpose consumer credit market.

The Crédit Agricole S.A. Group launches a wide-ranging compliance awareness-raising and training programme

The Crédit Agricole S.A. Group's compliance programme, named Fides, comprises three main parts: i) an organisation based on a Compliance Management Committee; ii) a procedures manual; and (iii) a staff awareness-raising and training plan.

The organisation is based around three functions (Compliance, Legal and Financial Security) and a Compliance Management Committee, whose work is regularly reported to the Audit and Risks Committee of Crédit Agricole S.A.'s Board of Directors. This committee is chaired by Crédit Agricole S.A.'s Corporate Secretary. It ensures the deployment and implementation of the compliance programme and takes the necessary decisions, both for preventing compliance risk and rectifying any dysfunctions.

The procedures manual was disseminated by Crédit Agricole S.A. in 2004, before being adopted by all Crédit Agricole S.A. entities. These procedures set out the modus operandi of the three compliance functions and reiterate the principles and operational measures that must be followed as regards both customer activities and transactions affecting the capital of the Crédit Agricole S.A. Group. They also organise the system for reporting incidents and establish reliable audit trails.

The awareness-raising and training plan aims to help staff become fully acquainted with the entire compliance system, adopt the appropriate responses to working situations, and develop new practices.

This training effort will continue throughout 2005 and will involve around 50,000 staff.

Crédit Agricole S.A.
Five-year financial highlights

	2000	2001	2002	2003	2004
Capital at year-end *(in euros)*	2,240,801,070	2,916,629,697	2,916,629,697	4,420,567,311	4,420,567,311
Number of shares issued	74,693,369	972,209,899	972,209,899	1,473,522,437	1,473,522,437
Operations and results for the financial year *(in millions of euros)*					
Gross revenues [1]	24,101	24,293	9,424	13,825	14,708
Income before tax, employee profit-sharing, allowances, depreciation and amortisation	578	333	599	539	1,032
Employee profit-sharing	17	16	3	4	0
Income taxes	24	16	(362)	(433)	(383)
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	512	1,045	1,008	611	1,249
Dividends declared [2]	411	535	729	800	973
Earnings per share *(in euros)*					
Net income after tax and employee profit-sharing, but before allowances, depreciation and amortisation	7.196	0.311	0.985	0.657	0.960
Net income after tax, employee profit-sharing, allowances, depreciation and amortisation	6.857	1.075	1.037	0.415	0.847
Dividend per share [3]	5.50	0.55	0.55	0.55	0.66
Personnel					
Average number of employees [4]	3,304	3,245	3,125	2,983	2,685
Wages and salaries paid *(in millions of euros)*	157	159	160	165	157
Employee benefits and social contributions *(in millions of euros)*	78	75	79	84	81

In a decision made at the combined general meeting held on 29 November 2001, the shares' nominal value was reduced from €30 to €3 and the number of shares making up the company's share capital multiplied by ten.

(1) *2002, 2003 and 2004 gross revenues include income from macro-hedged transactions net of related charges. Applying this to preceding financial years, gross revenues could be restated at €15,007 million for 2000 and €15,810 million for 2001.*

(2) *On the dividend payment date, 1,325,495,637 outstanding shares were eligible for the dividend on 2002 earnings.*

(3) *Net dividend proposed to the general meeting of 18 May 2005.*

(4) *Head office staff.*



Presentation of draft resolutions by the Board of Directors

At the ordinary general meeting

First resolution

Approval of the transfer from the special reserve for long-term capital gains to a general reserve account

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, pursuant to Article 39 of the Revised Financial Act no. 2004-1485 of 30 December 2004,

1) approves the deduction of €4,987,500 effected on 31 December 2004 from retained earnings, corresponding to the amount of the special tax payable on sums transferred from the special reserve for long-term capital gains;

2) resolves to deduct from the special reserve for long-term capital gains the sum of €200,000,000 by transferring €195,012,500 to the general reserve and €4,987,500 to retained earnings.

Second resolution

Approval of the parent company's accounts

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, having reviewed the Board of Director's report and the Auditors' general report, approves the Board's report and the annual accounts for the financial year ended 31 December 2004, as presented.

It approves the transactions reflected in the said accounts or summarised in the said reports, as well as the management by the Board during the financial year just ended.

In accordance with Article 223 quater of the French General Tax Code *(Code général des impôts)*, the general meeting approves the costs and expenses for a total amount of €43,057.51, governed by Article 39-4 of the General Tax Code.

Consequently, the general meeting discharges the members of the Board of Directors for their management and the performance of their duties during the financial year ended 31 December 2004.

Third resolution

Approval of the consolidated accounts

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, having reviewed the reports of the Board of Directors and the Auditors pertaining to the consolidated accounts, approves the Board's report and the consolidated accounts for the financial year ended 31 December 2004, as presented.

It approves the transactions reflected in those accounts or summarised in the said reports.

Fourth resolution

Appropriation of income, setting of dividend and distribution of the final dividend

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that the net income for financial year 2004 totals €1,248,608,708.30.

Accordingly, the general meeting resolves to appropriate the income for financial year 2004, net of accumulated losses of €162,173.67, amounting to €1,248,446,534.63, as follows:

1. 5% of net income for the financial year, or €62,430,435.42, to the legal reserve;

2. €972,524,808.42 to the payment of a final dividend of €0.66 per share;

3. €213,491,290.79 to retained earnings.

As an interim dividend of €0.30 per share was paid on 16 December 2004, the balance of €0.36 shall be payable in cash as from 27 May 2005.

Should Crédit Agricole S.A. hold treasury shares as at the dividend payment date, dividends accruing on such shares shall be recognised as retained earnings, and full authority is hereby granted to the Board of Directors for this purpose.

In accordance with the provisions of Article 243 bis of the General Tax Code, it is hereby specified that the interim dividend paid out in 2004 entitles its recipients to a tax credit and that the balance of the dividend, paid out in 2005, is eligible for the 50% allowance provided for in Article 158, section 3 §2 of the General Tax Code provided that the shareholders are natural persons.

The dividends and the corresponding tax credit for the three previous financial years are set out below:

Year	Dividend	Tax credit *	Total
2001	€0.55	€0.275	€0.825
2002	€0.55	€0.275	€0.825
2003	€0.55	€0.275	€0.825

** The tax credit shown corresponds to a rate of 50%, which may differ in certain cases.*

Fifth resolution

Approval of the agreements governed by Articles L.225-38 *et seq.* of the Commercial Code

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, having reviewed the Auditors' special report on agreements governed by Articles L.225-38 *et seq.* of the Commercial Code, approves the transactions addressed in that report and discharges the directors in this regard.

Sixth resolution

Appointment of a director

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, takes note of the resignation of Mr Jean Le Brun, who has reached the mandatory retirement age and whose term expired at the close of the ordinary general meeting called to approve the 2006 accounts.

Therefore, the general meeting appoints Mr Alain David as director for the remaining portion of Mr Jean Le Brun's term.

Seventh resolution

Appointment of a director

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, resolves to appoint Mr. Philippe Camus to replace Mr Gérard Mestrallet, whose term expires on this day and who has not asked to be reappointed.

Mr Camus' three-year term shall expire at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Eighth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr René Carron's term as director expires on this day and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Ninth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Alain Dieval's term as director expires on this day, and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Tenth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Daniel Lebègue's term as director expires on this day, and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Eleventh resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Michel Michaut's term as director expires on this day, and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Twelfth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Jean-Claude Pichon's term as director expires on this day, and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Thirteenth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Xavier Fontanet's term as director expires on this day, and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Fourteenth resolution

Renewal of a director's term

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, notes that Mr Corrado Passera's term as director expires on this day, and renews the said term for a period of three years expiring at the close of the ordinary general meeting called to approve the accounts for the financial year ending 31 December 2007.

Fifteenth resolution

Directors' fees

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, pursuant to Article L.225-45 of the Commercial Code, resolves to allocate an aggregate sum of €670,000 annually as directors' fees, to be paid to the directors for the functions they perform.

As provided by Article 243 bis of the General Tax Code, it is specified that fees paid to the directors for the 2004 financial year do not qualify for the 50% allowance provided for by Article 158, section 3 §2 of the General Tax Code.

Sixteenth resolution

Authorisation to the Board of Directors to trade in the company's shares

The general meeting, subject to the quorum and majority requirements applicable to ordinary general meetings, having reviewed the report of the Board of Directors and the information circular *(note d'information)* approved by the Financial Markets Authority *(Autorité des Marchés Financiers)*, authorises the Board of Directors, which may further delegate such authority as provided by law, to trade in the company's shares in accordance with the provisions of Articles L.225-209 *et seq.* of the Commercial Code and with European Commission Regulation 2273/2003 of 22 December 2003.

This authorisation, which replaces that granted at the ordinary general meeting held on 19 May 2004, is granted to the Board of Directors until renewed at a future ordinary general meeting and, in all circumstances, for a maximum period of eighteen (18) months from the date of this general meeting.

Purchases of company shares by the Board of Directors pursuant to this authorisation may not, under any circumstances, result in the company holding more than ten percent (10%) of its share capital.

Purchases, sales and transfers of the company's shares under the share repurchase programme may be effected in one or more transactions and by any method, i.e. on the stock exchange, over the counter or by means of derivatives traded on regulated markets or over the counter (such as put and call options or any combination thereof), as permitted by the relevant market authorities and at such times as the Board of Directors or the person acting pursuant to a delegation from the Board of Directors shall determine. The portion of the share repurchase programme completed through block trades may cover the entire programme.

The number of shares purchased shall not exceed 10% of the total number of shares making up the company's share capital as at the date on which the said purchases occur, and the maximum number of shares held after the said purchases may not exceed 10% of share capital.

The company shall be authorised to use up to €2 billion to repurchase its shares during this period. Shares shall not be purchased for more than €35 and shall not be sold for less than €10, provided, however, that shares may be allotted free of charge as provided for by law.

This authorisation is intended to allow the company to trade in its shares on the stock exchange or over-the-counter for any purpose authorised by applicable laws or regulations. In particular, the company may use this authorisation:

1. to grant share options to some or all company employees and/or to some or all of its officers and directors serving as executives of the company or current and future affiliated entities or groups of entities, as defined by Article L.225-180 of the Commercial Code;

2. to distribute shares in the company to the employees listed in the previous paragraph under profit-sharing or company savings schemes, as well as pursuant to transactions referred to in Articles L.225-197-1 to L.225-197-3 of the Commercial Code;

3. to hold on to company shares purchased for the purpose of subsequently exchanging them or using them as compensation in connection with future acquisitions;

4. to cover options and other securities with a right to company shares;

5. to enable an investment service provider to act as a specialist under a market-making agreement in compliance with the AFEI code of conduct;

6. to retire such shares, subject specifically to the approval of the 23rd resolution.

The Board of Directors may purchase, sell and/or transfer shares in the company under the authority hereby granted, at any time while the share repurchase programme is in effect.

The company may also use this resolution and carry out its repurchase programme in accordance with the law and regulations, including the provisions of Articles 231-1 *et seq.* of the general regulations of the AMF (Financial Markets Authority), during a tender offer for cash or securities initiated by the company or a tender offer for the company's shares.

The general meeting grants full authority to the Board of Directors for the purpose of implementing this authorisation and determining the relevant procedures, including placing stock exchange orders, signing instruments, entering into agreements, completing registrations and formalities, with the AMF notably, and, as a general matter, doing whatever is necessary.



At the extraordinary general meeting

Seventeenth resolution

Authorisation to the Board of Directors to increase share capital by issuing ordinary shares and/or other securities with immediate or future rights to equity, with the pre-emptive subscription right retained

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with the provisions of Articles L.225-129-2, L.228-91 and L.228-92 of the Commercial Code,

1. delegates authority to the Board of Directors, which may further delegate such authority as provided by law, to issue equity for cash or in exchange for the set-off of debt, in the form of ordinary shares of the company and/or other securities with immediate or future rights to ordinary shares of the company, in euros, foreign currency or any monetary unit pegged to a basket of currencies, in France or abroad, with or without a premium, with the pre-emptive subscription right retained;

2. resolves that the nominal amount of immediate or future equity issues under the authority hereby granted shall not exceed €2 billion or the equivalent thereof, exclusive of adjustments required by law to protect the rights of holders of securities with rights to shares;

3. further resolves that the nominal value of debt securities with rights to equity issued under the authority hereby granted shall not exceed €5 billion or the equivalent thereof in foreign currency;

4. resolves that the shareholders shall be entitled to exercise their pre-emptive rights to subscribe for a minimum number of shares, as provided for by law, and that the Board may further grant shareholders a right to purchase shares not subscribed for by other holders, on a pro-rata basis and up to the number applied for. Should the rights issued not be fully subscribed, the Board may, at its discretion, limit the issue to securities subscribed for, provided that the legal requirements have been satisfied, allot the remaining shares as it deems appropriate, and/or offer them to the general public;

5. expressly waives the shareholders' pre-emptive subscription right to shares to be issued for the conversion of bonds or the exercise [illegible] further automatically entails the waiver by the shareholders of their pre-emptive subscription right to shares to which securities issued pursuant to this resolution entitle their holders, in favour of the holders of the said securities;

6. grants full powers to the Board of Directors, with the right to further delegate such powers to the Chief Executive Officer (or, with the Chief Executive Officer's consent, to one or more Deputy Chief Executive Officers), for the purpose of but not limited to:
- determining the form and characteristics of securities to be issued, as well as the offering dates, expiry and terms and conditions;
- setting the issue price, amounts and the date (which may be retroactive) from which such securities shall earn dividends;
- deciding how shares and/or securities issued now or in the future are to be paid for;
- setting, as required, the conditions on which the company shall have the right to purchase or trade on the stock exchange securities issued or to be issued, at any time or during specific periods;
- establishing, where applicable, the conditions for protecting the rights of holders of securities with a right to the company's share capital, and suspending for up to three months, if necessary, the exercise of rights attached to such securities;
- deciding, if it deems appropriate, to charge costs, duties and fees incurred for issues to the corresponding share premiums, and to deduct from that account the sums necessary to bring the legal reserve to one-tenth of share capital subsequent to each issue.
- listing securities to be issued on a regulated exchange, as required; and
- as a general matter, taking all steps, entering into all agreements and completing all formalities required in order to carry out the planned issues, formally record the resulting capital increases, and amend the memorandum and articles of association accordingly;

7. resolves that, for each issue under the authority granted by the 17th and 18th resolutions, the number of shares to be issued may be increased as provided by Article L.225-135-1 of the Commercial Code up to the limit of the aggregate ceiling set in this resolution, whenever the Board of Directors finds that an issue has been oversubscribed;

8. resolves that this delegation of authority, which supersedes and replaces the unused portion of that granted by the extraordinary general meeting of 19 May 2004, shall be valid for a period of twenty-six (26) months from the date of this meeting.

Eighteenth resolution

Authorisation to the Board of Directors to increase share capital by issuing ordinary shares and/or other securities with immediate or future rights to equity, with the pre-emptive subscription right waived

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with the provisions of Articles L.225-129-2, L.225-135, L.228-91 and L.228-92 of the Commercial Code,

1. delegates authority to the Board of Directors, which may further delegate such authority as provided for by law, to issue equity for cash or in exchange for the set-off of debt, in the form of ordinary shares of the company and/or other securities with immediate or future rights to ordinary shares of the company, in euros, foreign currency or any monetary unit pegged to a basket of currencies, in France or abroad, with or without a premium;

2. further resolves that:
   - the nominal amount of immediate or future equity issues under the authority hereby delegated shall not exceed €900 million or the equivalent thereof, exclusive of adjustments required by law to protect the rights of holders of securities with rights to shares;
   - the nominal value of debt securities with rights to equity issued under the authority hereby granted shall not exceed €5 billion or the equivalent thereof in foreign currency;
   - the aggregate of such issues shall not exceed the unused portion of the ceilings set set out in the 17th resolution; all issues under the authority hereby granted shall count against the corresponding ceiling or ceilings;

3. resolves to waive the shareholders' pre-emptive subscription right to the securities to be issued, as permitted by law; the Board of Directors may grant the shareholders a right to subscribe rateably for a minimum number of shares or, if appropriate, for excess shares covering all or part of the issue, subject to such time limits and term and conditions as it may decide; this priority subscription right shall not result in the issue of negotiable rights;

4. resolves that, if the entire issue has not been subscribed for, the Board of Directors shall be entitled to do one or both of the following, in the order it desires:
   - limit the issue to the shares subscribed for, provided that the legal requirements have been met;
   - freely allot all or part of the shares not subscribed for;

5. expressly waives the shareholders' pre-emptive subscription right to shares issued for the conversion of bonds or the exercise of warrants and notes that this resolution further automatically entails the waiver by the shareholders of their pre-emptive subscription right to shares to which securities issued pursuant to this resolution entitle their holders, in favour of the holders of the said securities;

6. resolves that, in the event of an immediate or future issue of shares for cash, the proceeds received or to be received by the company for each share issued under the authority hereby granted shall be at least equal to the minimum legal offering price at the time the authority is used, adjusted, if necessary, to take into account differences in effective dates; proceeds from the sale of warrants shall be included in this calculation;

7. grants authority to the Board of Directors, within the limits of the aggregate capital increase referred to in point 2 above, to increase share capital by issuing shares or equities with a right to equity in exchange for securities tendered pursuant to a primary, secondary or alternative tender offer for securities or for cash and securities by the company for the shares of another publicly traded company, subject to the terms, conditions and restrictions of Article L.225-148 of the Commercial Code, and, for that purpose, shall have full powers (i) to establish the list of shares tendered in the exchange, (ii) to set the issue terms and conditions, exchange ratio and, if applicable, cash payment, and (iii) to decide how the issue is to proceed;

8. grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, for the purpose of but not limited to:
   - determining the form and characteristics of securities to be issued, as well as the offering dates, expiry and terms and conditions;
   - setting the issue price and number of securities to be issued and the date (which may be retroactive) from which such securities shall earn dividends;
   - deciding how shares and/or securities issued now or in the future are to be paid for;
   - setting, as required, the conditions on which the company shall have the right to purchase or trade on the stock exchange securities issued or to be issued, at any time or during specific periods;
   - establishing, where applicable, the conditions for protecting the rights of holders of securities with a right to the company's share capital, and suspending for up to three month, if necessary, the exercise of rights attached to such securities;
   - deciding, if it deems appropriate, to charge costs, duties and fees incurred for issues to the corresponding share premiums and deducting from that account the sums necessary to bring the legal reserve to one-tenth of share capital subsequent to each issue;
   - if appropriate, listing securities to be issued on a regulated exchange; and
   - as a general matter, taking all steps, signing all agreements and completing all formalities required in order to carry out the planned issues, formally record the resulting capital increases and amend the memorandum and articles of association accordingly;

9. resolves that, for each issue under the authority granted by the 17th and 18th resolutions, the number of shares to be issued may be increased as provided by Article L.225-135-1 of the Commercial Code and up to the limit of the aggregate ceiling set out in the 17th resolution, whenever the Board of Directors finds that an issue has been oversubscribed;

10. resolves that this delegation of authority, which supersedes and replaces the unused portion of that granted by the extraordinary general meeting of 19 May 2004, shall be valid for a period of twenty-six (26) months from the date of this meeting.

Nineteenth resolution

Authorisation to the Board of Directors to increase share capital by incorporating reserves, profits, share premiums or other items

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and in accordance with the provisions of Article L.225-129-2 of the Commercial Code,

1. authorises the Board of Directors to carry out one or more capital increases, in such proportions and at such times as the Board may deem appropriate, by incorporating share premiums, reserves, profits or other items as permitted by law or the memorandum and articles of association, by distributing bonus shares or by increasing the nominal value of shares outstanding, or both;

2. resolves that the increase in the nominal value of shares outstanding under the authority hereby granted, including as required to protect the rights of holders of securities with rights to shares in accordance with the law, shall not exceed €3 billion and shall not be subject to the aggregate ceiling set in the 17th and 18th resolutions put to the general meeting;

3. grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, in the event that use is made of the authority hereby granted, for the purpose of but not limited to:
   - determining the amount and nature of sums to be incorporated in the share capital, deciding the number of new shares to be issued or the amount by which the nominal value of existing shares shall be increased, setting the date (which may be retroactive) on which the new shares shall earn dividends or on which the increase in nominal value shall be effective;
   - deciding, in the event of distributions of bonus shares, the provisions of Article L.225-149 of the Commercial Code notwithstanding, that fractional rights shall not be tradable and the corresponding shares shall be sold, the proceeds from such sales being allotted to the holders of rights no later than 30 days after the whole number of shares allotted to them is recorded in their account;
   - making any adjustments required by law or regulations;
   - recording the completion of all capital increases and amending the memorandum and articles of association accordingly;
   - taking all measures required and entering into any agreement necessary for the performance of the contemplated transactions and, as a general matter, taking all measures and completing all formalities necessary to finalise the capital increase(s) that may be undertaken under the authority hereby granted;

4. resolves that the authority hereby granted, which supersedes and replaces the unused portion of that granted by the combined general meeting of 19 May 2004, shall be valid for a period of twenty-six (26) months from the date of this meeting.

Twentieth resolution

Authorisation to the Board of Directors to effect capital increases reserved for Crédit Agricole employees enrolled in a company savings scheme

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the Auditors' special report,

1. authorises the Board of Directors to issue shares, pursuant to the provisions of Articles L.225-129-6 and L.225-138-1 of the Commercial Code and Articles L.443-1 *et seq.* of the Labour Code, in one or more transactions and at its sole discretion, at the times and in the manner it shall decide, for offering to employees enrolled (hereinafter referred to as the "beneficiaries") in the company savings scheme of one of the Crédit Agricole Group entities, consisting of the company and entities included in the consolidated group (including entities or groups of entities consolidated by Crédit Agricole S.A. during the course of 2005), Crédit Agricole Regional Banks and their subsidiaries, as well as entities or groups of entities controlled by the company or by the Crédit Agricole Regional Banks within the meaning of Article L.444-3 of the Labour Code;

2. resolves to waive the pre-emptive subscription right of existing shareholders to subscribe for shares issued under the authority hereby granted, in favour of the beneficiaries, and to waive any right to bonus shares distributed pursuant to this resolution;

3. resolves that the nominal value of shares issued under the authority hereby granted shall not exceed €150 million, and that their value shall not be included in the capital increases resulting from the preceding resolutions;

4. resolves that the subscription price of Crédit Agricole S.A. shares shall not exceed the average of the prices quoted on the Euronext Eurolist for the twenty trading days immediately preceding the day the Board of Directors or the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, one or more Deputy Chief Executive Officers) sets the start date for the subscription period,

nor be more than 20% below the said average. When making use of the authority hereby granted, the Board of Directors may adjust the discount on a case-by-case basis in order to comply with the law and regulations, including tax-related, accounting or social security restrictions in effect in any country where Crédit Agricole Group companies or groups of entities included in the offering are located;

5. authorises the Board of Directors to allot existing or new shares, or any other existing or new securities with rights to share capital, free of charge to subscribers, in lieu of all or part of the share price discount referred to in the preceding paragraph, as permitted by Article L.443-5 §4 of the Labour Code;

6. resolves that the authority hereby granted shall be valid for a period of twenty-six (26) months from this meeting and that it supersedes and replaces the 19th resolution adopted by the ordinary and extraordinary general meeting of 19 May 2004, except insofar as the capital increases already decided by the Board of Directors and not yet effected are concerned.

The general meeting grants full powers to the Board of Directors, with the right to further delegate such powers as permitted by law, for the purpose of setting the terms and conditions of the capital increases carried out under the authority hereby granted, including but not limited to:

1. setting the criteria that Crédit Agricole affiliates shall meet in order for beneficiaries to be entitled to subscribe for shares issued under the authority hereby granted;

2. setting the conditions which beneficiaries entitled to subscribe for new shares must satisfy, including whether shares may be subscribed for directly by beneficiaries of a company savings scheme, or through the intermediary of a company investment trust or another qualified entity under applicable laws and regulations;

3. determining the terms, amount and conditions of the share issues carried out under the authority hereby granted, including, for each issue, deciding the number of shares to be issued, the issue price and the rules applicable if the issue is over-subscribed;

4. setting the dates on which subscription periods start and expire, the pre-subscription reflection period and the date from which new shares will earn dividends;

5. in the case of distributions of bonus shares or other equity securities, opting to replace the price discount with such shares or securities as permitted by Article L.443-5 of the Labour Code;

6. recording or arranging for the recording of the increase or increases in capital by the value of shares subscribed for;

7. charging the cost of increasing share capital to the corresponding share premiums and deducting from such premiums the sums necessary to bring the legal reserve to one-tenth of share capital

8. amending the memorandum and articles of association accordingly;

9. and, as a general matter, taking all measures and decisions required in connection with the capital increase(s), entering into all agreements and completing all necessary formalities subsequent to the aforementioned capital increase(s).

Twenty-first resolution

Authorisation to the Board of Directors to effect capital increases reserved for the Crédit Agricole International Employees company

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the Auditors' special report,

1. takes note of the fact that (i) the employees of Crédit Agricole Group entities (as defined below) with registered offices located in countries where legal or tax restrictions make it difficult to set up employee shareholding schemes through the intermediary of a company investment fund, and (2) the employees of Crédit Agricole Group entities residing in those countries who are enrolled in an employee savings scheme at any of the Crédit Agricole Group entities, shall be hereinafter referred to as "Foreign Employees"; for the purpose of this resolution, the term "Crédit Agricole Group" shall mean Crédit Agricole S.A., the entities or groups of entities consolidated by the company (including the companies consolidated by Crédit Agricole S.A. for the first time during the 2005 financial year), the Crédit Agricole Regional Banks and their subsidiaries, and the entities or groups of entities controlled by the company and/or by the Crédit Agricole Regional Banks in accordance with Article L.444-3 of the Labour Code;

2. resolves, pursuant to the provisions of Article L.225-138 of the Commercial Code, to increase the share capital of the company, in one or more transactions, by issuing new shares for offering to Crédit Agricole International Employees, a French limited liability company with a share capital of €40,000, having its registered office at 9 Quai du Président Paul Doumer, 92400 Courbevoie, registered with the Nanterre Trade and Company Registry under number 422 549 022, hereinafter the "Beneficiary", and grants full authority to the Board of Directors for the purpose of setting the date, amount and terms of such issues as set forth below;

3. resolves to waive the shareholders' pre-emptive rights to subscribe for shares issued under the authority hereby granted, in favour of the Beneficiary;

4. resolves that the issue price of the new shares subscribed for by the Beneficiary pursuant to the authority hereby granted shall under all circumstances be identical to the price at which shares are offered to other employees of the Group pursuant to the authority granted by the 20th resolution, and shall not be more than 20% below the

Eurolist over the twenty trading days immediately preceding the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, by one or more Deputy Chief Executive Officers) setting the starting date of the offering period;

5. resolves that the authority hereby granted to the Board of Directors shall expire on the day of the general meeting called to approve the accounts for financial year 2005;

6. resolves to set a ceiling of €40 million on the capital increase(s) decided and carried out under the authority hereby granted;

7. resolves that the Board of Directors shall have full authority, and may further delegate such authority as provided for by law, to exercise the authority hereby granted, on one or more occasions, including for the purpose of:

   - deciding the maximum number of shares to be issued, within the limits set by this resolution, and recording the final amount of the capital increase;
   - setting the dates and all other terms and conditions of such capital increases, including the minimum number of shares which subscribers shall be allotted;
   - charging the cost of capital increases to the corresponding share premiums and deducting from such premiums the amounts needed to bring the legal reserve to one-tenth of the new share capital resulting from the increase;
   - and, as a general matter, entering into all agreements, taking all measures and completing all formalities required by the issue and by the servicing of the shares issued under the authority hereby granted, and the exercise of rights attached to the said shares, recording the increase in share capital resulting from an issue under the authority hereby granted and amending the company's memorandum and articles of association accordingly.

Twenty-second resolution

Authorisation to the Board of Directors to effect capital increases reserved for Crédit Agricole employees enrolled in a Group savings scheme in the United States

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with the provisions of the Commercial Code, especially Article L.225-138-1 as well as Articles L.443-1 *et seq.* of the Labour Code,

- authorises the Board of Directors to increase share capital in one or more transactions, over a period of eighteen (18) months from this general meeting, by issuing shares for cash;
- resolves that all new shares shall be offered to the employees of certain Crédit Agricole S.A. group entities (as defined in the 20th and 21st resolutions) operating in the United States, whose employment contracts are governed by laws in the United States or who are United States residents, provided that such employees are enrolled in a company savings scheme at one of the Crédit Agricole S.A. group entities (the "US Employees");
- resolves that capital increases under the authority hereby granted shall not exceed €40 million in aggregate nominal value;
- resolves that the issue price of newly-issued shares shall be equal to the higher of (i) 85% of the average opening price of Crédit Agricole S.A. shares on the Euronext Eurolist over the 20 trading days immediately preceding the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, by one or more Deputy Chief Executive Officers) setting the starting date of the offering period for US Employees and (ii) 85% of the trading price of Crédit Agricole S.A shares on the date of the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, by one or more Deputy Chief Executive Officers) setting the starting date of the offering period for US Employees, provided that this amount does not exceed 100% of the average opening price of Crédit Agricole S.A. shares on the Euronext Eurolist over the 20 trading days immediately preceding the decision by the Board of Directors or by the Chief Executive Officer (or, subject to the Chief Executive Officer's consent, by one or more Deputy Chief Executive Officers) setting the starting date of the offering period for US Employees;
- authorises the Board of Directors to distribute new or existing shares or securities with rights to shares free of charge to subscribers, in accordance with Article L.443-5 §4 of the Labour Code;
- waives the shareholders' pre-emptive subscription right in favour of the US Employees;
- grants full powers to the Board of Directors, which may further delegate such powers, for the purpose of but not limited to:

a) deciding the maximum number of shares to be issued, up to the limits set by this resolution, as well as deciding, in respect of each capital increase, whether the shares are to be subscribed for directly by US Employees or through an investment trust;

b) in the case of free shares or other equity securities, electing to either distribute such shares and securities in lieu of part or all of the maximum issue price discounts referred to above, or to deduct the value of such shares and securities from employer contributions, or to combine the two;

c) setting the date and the terms and conditions of issues under the authority hereby granted, as well as the allotment rules in the event of over-subscription, including setting the price of shares, the date from which they shall earn dividends and, if applicable, the maximum number of shares for which employees may subscribe;

d) recording the increase in capital corresponding to the number of shares effectively subscribed for;

e) carrying out, either directly or through an assigned agent, all transactions and formalities;

f) amending the memorandum and articles of association following each increase in share capital;

g) charging the cost of capital increases to the corresponding share premiums from each issue and deducting from such premiums the sums required to bring the legal reserve to one-tenth of share capital subsequent to each share issue; and

h) as a general matter, doing all that is necessary.

Twenty-third resolution

Authorisation to the Board of Directors to reduce share capital by retiring shares

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, having reviewed the report of the Board of Directors and the Auditors' special report, and in accordance with Article L.225-209 of the Commercial Code, authorises the Board of Directors to:

1. retire, in one or more transactions and at its sole discretion, some or all of the shares purchased by the company under the authority granted to it by the 16th or previous resolutions to repurchase its own shares, up to 10% of the shares outstanding in any twenty-four (24) month period, starting from this general meeting.

2. reduce share capital accordingly by deducting any excess of the repurchase price of the retired shares over their par value from other premiums and reserves, as it may decide.

Effective on this day, the authority hereby granted supersedes and replaces that granted by the combined general meeting of 19 May 2004, and is granted for a period of twenty-four (24) months to the Board of Directors, which may further delegate such authority, for the purpose of carrying out all measures, formalities or registrations required to retire shares, finalise capital reductions, record such reductions, amend the memorandum and articles of association accordingly and, as a general matter, do all that is necessary.

Twenty-fourth resolution

Amendment of the memorandum and articles of association to raise reporting thresholds

The general meeting, subject to the quorum and majority requirements applicable to extraordinary general meetings, resolves to raise the percentage of capital or voting rights considered reporting thresholds by the memorandum and articles of association.

Therefore, the general meeting resolves to raise the said percentage by 0.5 points to 1% of capital or voting rights, and to amend Article 8-A of the company's memorandum and articles of association accordingly.

Twenty-fifth resolution

Formalities, grant of powers

The general meeting grants full powers to the bearer of the minutes of this ordinary and extraordinary general meeting, or of a copy thereof, for the purpose of fulfilling all legal filing and registration formalities related to or resulting from the above resolutions and/or additional resolutions.

Document request form



CRÉDIT AGRICOLE S.A.

Combined General Meeting

Wednesday, 18 May 2005 at 10.30 a.m.
at Halle Tony Garnier,
20, place Antonin Perrin
69007 Lyon

Please return to:
CA-IS Corporate Trust
« Assemblée générale de Crédit Agricole S.A. »
14, rue Rouget-de-Lisle
92862 ISSY-LES-MOULINEAUX Cedex 09

- I hold shares in Crédit Agricole S.A.:

☐ registered

☐ bearer, account with: ....

- I hold units in "Crédit Agricole Avenir", "Crédit Agricole Alliance Classique", "Crédit Agricole Alliance Multiple" FCPEs (company investment funds). ☐

I wish to receive documents and information concerning the abovementioned meeting, as per Articles 133 and 135 of the Decree of 23 March 1967 on commercial companies.

Date:... 2005

Signature

NB: *Shareholders may, by submitting one single request, ask the company to dispatch, for all subsequent general meetings of shareholders (ibid, Article 138), the documents and information itemised in Articles 133 and 135 of the Decree of 23 March 1967.*

Name: .... Christian name: ....

Address: ....

....

Postcode: ☐☐☐☐☐ City: .... Country: ....

Please write in block capitals and return the form in its entirety.

Pursuant to Act 78-17 of 6 January 1978 (Data Protection Act),
shareholders can exercise their right to access all information concerning them by contacting

CA-IS Corporate Trust
« Actionnariat Crédit Agricole S.A. »
14, rue Rouget-de-Lisle
92862 ISSY-LES-MOULINEAUX Cedex 09



CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

BALO Publication relating to the issuance of €504 million fixed rate bonds

April 6, 2005

Please see attached English language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.1

English summary from French

Crédit Agricole S.A. BALO Notice published April 6, 2005, page 5042

Further to the notice dated March 28, 2005, this notice announces the issuance by Crédit Agricole S.A. of €504 million aggregate principal amount fixed rate bonds due 2017 (approved by the *AMF* with visa number 05-170 on March 23, 2005).

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.2

BALO Publication relating to the issuance of (A) €130 million EONIA linked notes, (B) €70 million EONIA linked notes and (C) €50 million three month Euribor linked notes

April 15, 2005

For an English language summary, please see Exhibit 2.1 hereto.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 4.3

BALO Publication relating to 2004 annual results

April 22, 2005

For an English language summary, please see Exhibits 1.1 and 1.2 hereto.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 5.1

Press releases issued by Crédit Agricole

Through April 30, 2005

Please see attached.


CRÉDIT AGRICOLE S.A.



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4 April 2005

Appointment of Guillaume Rousseau

Press release

With effect from 1 April 2005, Guillaume Rousseau has been appointed as Head of Corporate, Local Authority and Professional markets within the Regional Bank Development Division of Crédit Agricole S.A. He takes over from Olivier Toussaint, who was recently appointed as Chief Executive Officer of Ucabail.

Guillaume Rousseau, 46, began his career as an assistant manager at Paribas in 1982. In 1985, he joined Banque Indosuez, working first as an account manager in Annecy, then Director of the trading room for the Rhônes-Alpes region, Regional Director for Pays de Loire/Brittany/Centre and Regional Director for Rhône-Alpes/Auvergne/Burgundy/Franche-Comté.

In 1997, he was appointed as Director, French Regions at Crédit Agricole Indosuez (CAI), where he was in charge of the relationship between CAI and the Crédit Agricole Regional Banks. In 2000, he was named Global Head of Sales and Origination for businesses and then for investors. When Calyon was set up, he was appointed as European Head of Capital Market Sales and Origination.

Guillaume Rousseau is a graduate of the Institut Supérieur de Commerce, Paris (1981).

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13 April 2005

Crédit Agricole Private Equity's Venture Capital division expands its Biotechnology team

Press release

Crédit Agricole Private Equity's Venture Capital division is continuing to build up its Biotechnology portfolio. Created four years ago under the leadership of Dr Philippe Guinot, MD, PhD*, the portfolio currently comprises 12 companies based in Europe, mostly in France.
These investments have been made in partnership with established investors such as Sofinova, Healthcap, Index Venture, Axa PE and Sgam.

Crédit Agricole Private Equity's main areas of interest are new therapeutic approaches in cancer, asthma and infectious diseases, as well as opportunities in the production, medical technology and innovative pharmaceuticals sectors.

Alexia Perouse joined Crédit Agricole Private Equity in January 2005 as Investment Director for the life sciences sector.
She holds a post-graduate diploma in Neuroscience and a General Management diploma from Lyon University and Business School.
She began her career in 1996 as head of research at Chiron Vaccines.
She then became head of projects at Parteurop Développement for two years, where she was involved in helping the operations of biotechnology start-ups and enhancing the value of innovative companies. In 1999, she joined Sofinova Partners as business manager, where for five years she played an active role in identifying opportunities and investment decisions in the life sciences sector.

Guillaume Dupont joined Crédit Agricole Private Equity at the end of 2004 as business manager.
A graduate of the Ecole Polytechnique, he was involved in the synthesis of new compounds at the optimisation laboratory of Syngenta's chemicals division in Basel in 2003.
In 2004, he continued his studies at Stanford University in California, where he obtained a Master of Science in Chemical Engineering and simultaneously conducted research into reactions between amino acids and semiconductors under Professor Musgrave.

Photos are available upon request from Crédit Agricole Private Equity

About Crédit Agricole Private Equity

Agricole S.A., dedicated to private equity investments in unlisted companies.
35 professionals specialising in four activity segments (Expansion Capital & LBO, Venture Capital, Secondary Market, Mezzanine) manage €1,050 billion under French private equity mutual funds (FCPR and FCPI) and private equity companies (SCR). Crédit Agricole Private Equity advises business managers on their growth plans.

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CRÉDIT AGRICOLE S.A.

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13 April 2005

Nicolas Gagnez joins Crédit Agricole Private Equity

Press release

Nicolas GAGNEZ, former chairman of Mappy,
joins Crédit Agricole Private Equity's Venture Capital team

Nicolas GAGNEZ has joined the Venture Capital team as Director of Investment in the IT and Communications sector.

He is a graduate of the Ecole Supérieure du Commerce Extérieur at the Pôle Universitaire Léonard de Vinci.

In 1995, he co-founded the company Société de Numérisation de Ville, which creates digital image databases of city streets and buildings, accessed via the Pages Jaunes website. After the company was acquired by Wanadoo at the end of 2000, Nicolas Gagnez joined the senior management committee at Wanadoo Portails.
He combined the group's geographical activities and SNV to form Mappy, a subsidiary of the Pages Jaunes group, which is the 13th most visited website in France and the leading online route planning service.

A photo of Nicolas Gagnez is available upon request from Crédit Agricole Private Equity

About Crédit Agricole Private Equity

Crédit Agricole Private Equity is the asset management company of Crédit Agricole S.A., dedicated to private equity investments in unlisted companies.

35 professionals specialising in four activity segments (Expansion Capital & LBO, Venture Capital, Secondary Market, Mezzanine) manage €1,050 billion under French private equity mutual funds (FCPR and FCPI) and private equity companies (SCR). Crédit Agricole Private Equity advises business managers on their growth plans.

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15 April 2005

Appointment of Michel Delattre

Press release

Michel Delattre has been appointed Head of Group Information Systems and Technology for Crédit Agricole S.A.

He has also been appointed Chief Executive Officer of SILCA, the Crédit Agricole S.A. Group's IT production joint venture ("GIE").

Michel Delattre began his career in 1976 at the headquarters of INSEE (French National Institute for Statistics and Economic Studies), where he held various positions within the business research department. In 1986, he joined the French Inland Revenue Department, where he was Head of Human Resources, Budgeting and Information Systems from 1995 to 1999. He subsequently joined Crédit Lyonnais as head of the newly-formed Customer Processing and Services Division, which became the Customer Services and Cash Management Division in 2002. At the beginning of 2005, Mr Delattre was appointed Chief Executive Officer of SILCA and Head of Crédit Agricole S.A.'s Group Information Systems and Technology Division.
Born in 1952, Michel Delattre is a graduate of the École Polytechique and the École Nationale de la Statistique et de l'Administration Économique.

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18 April 2005

Nominations at Calyon

Press release

Calyon's Investment Banking Division strengthens its capabilities with the recent arrivals of **Bernard Vignoles** and of **Christopher Kelly**.

Bernard Vignoles joins Calyon as Managing Director – Investment Banking, as Head of Legal and Financial Engineering.

Born in 1956, Bernard Vignoles has a degree in Mathematics. As Head of the Capital Markets and M&A Structuring and Documentation team at Société Générale, he was also in charge of new products development. He participated in many IPOs, secondary offerings, and mergers and acquisitions involving listed companies. Previously, he worked for 10 years at the Commission des Operations de Bourse and 10 years at the Ministry of Finance.

Christopher Kelly joins Calyon as Managing Director - Investment Banking. In order to develop the international activities of the division, Christopher Kelly will head the Investment Banking teams based outside of France and will be involved, with the Equity Capital Markets Team and the M&A sector groups, in the origination and execution of cross-border transactions and domestic transactions in the targeted countries.

Born in 1960, Christophe Kelly is graduate of Harvard Law School. He began his career as an attorney at Cleary, Gottlieb, Steen & Hamilton worked in Paris, London and New York for 7 years. Then he joined Morgan Stanley as a Managing Director – Investment Banking for 10 years. He spent one year as an advisor to the Head of the Commission des Operations de Bourse before heading a private equity investment fund.

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CRÉDIT AGRICOLE S.A.



20 April 2005

Sodica selected as listing sponsor for alternext

Press release

Sodica has been approved as a listing sponsor for Euronext's newly-launched Alternext market.

On 14 April 2004, Euronext announced the launch of Alternext, a tailor-made market for small and midcap companies. This move is part of the ongoing overhaul of Euronext's listing structure, aimed at improving the visibility and liquidity of small and midsize stocks traded on its markets.

Alternext is an innovative solution well-suited to midsize companies seeking to finance growth and gain access to capital markets. It is an exchange-regulated market that offers simplified access to financial markets and streamlined listing requirements for small and midsize companies from every sector of the economy, while ensuring compliance with rules on investor disclosure and the control of financial information.

The market will gradually cover the entire euro zone, keeping pace with the harmonisation of EU regulations. Alternext will officially open for business on 17 May 2005.

With its sound experience in advisory services to midcap companies, Sodica is one of the seven listing sponsors for Alternext initially recognised and approved by Euronext.

About Sodica

Sodica is the Crédit Agricole Group company specialising in mergers & acquisitions, corporate finance and listing services for midcap companies. Sodica's main objective is to support the banking networks and subsidiaries of the Crédit Agricole Group.
Sodica employs 27 specialists who focus on providing tailored services to assist midcap companies with their mergers, acquisitions and divestments, both in France and internationally.



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20 April 2005

Exclusive talks between Credit Agricole S.A. and Meridian Bank A.D.

Press release

**CREDIT AGRICOLE S.A. AND MERIDIAN BANK A.D.
IN EXCLUSIVE TALKS
TO FORM A STRATEGIC PARTNERSHIP IN SERBIA**

Paris, 20th April 2005 - Crédit Agricole S.A. and Meridian Bank A.D. inform that they are conducting exclusive talks on a strategic partnership covering the market for financial services in Serbia.

Under terms that will be fully determined by mid-May 2005, and provided all necessary authorizations are obtained, Crédit Agricole S.A. would hold a 71% stake in Meridian Bank A.D.

In partnership with the Crédit Agricole Group, Meridian Bank A.D. will aim for a leading role in financial services in Serbia, with a focus on retail banking.

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22 April 2005

CCF acquires 34% of Elysées Factor from Eurofactor (Crédit Agricole S.A.)

Press release

In accordance with the shareholders' agreement signed in 1997, CCF has chosen to exercise its option to buy Eurofactor's 34% stake in Elysees Factor, a factoring subsidiary of CCF. Following the completion of this transaction, which is subject to regulatory approval, CCF will own 100% of Elysees Factor.

The exercise of the option by CCF follows Credit Agricole S.A.'s acquisition of the 49.09% of Eurofactor held by Euler Hermes in December 2004.

Elysees Factor had a net asset value of €8.0 million, or €33.72 par share, on 31 December 2004.

Further, Credit Agricole SA will acquire the 1.8% stake in Eurofactor held by CCF which, on 31 December 2004, had a net asset value of €355,6 million.

Through its Transfact and Eurofactor subsidiaries, Credit Agricole SA is the number one factoring company in France and operates one of the largest integrated networks in Europe.

CCF's goal is to develop its business in the buoyant French factoring market. It intends to draw on HSBC Group's resources and the experience of the dedicated factoring business HSBC Invoice Finance, which is ranked number three in the UK factoring market.

Notes for editors:
HSBC Group
HSBC is one of the largest banking and financial services organisations in the world, with over 9,800 offices across 77 countries in Europe, Asia-Pacific, North and South America, the Middle East and Africa, total assets of US$1,277 billion at 31 December 2004, and more than 110 million customers.

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22 April 2005

IAS/IFRS Conversion impact

Key figures under IAS/IFRS *(excluding standards 32 - 39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs — €2,787m (+ 26.5% vs. French standards)
  - Before goodwill and integration-related costs — €3,191m (+1.1% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005 — €26.2bn (+5.2% vs. French standards)
- ROE: 13.1% (vs. 13.6%)
- Tier One: 7.7% (vs. 8.0%)

Key figures under IAS/IFRS *(including standards 32-39)*

- 2004 net income - Group share
  - After goodwill and integration-related costs — €2,507m (+ 13.8% vs. French standards)
  - Before goodwill and integration-related costs — €2,911m (- 7.8% vs. French standards)
- Shareholders' equity – Group share at 1 January 2005
  - Including unrealised capital gains — €26.6bn (+ 6.7% vs. French standards)
  - Before unrealised capital gains — €25.5bn (+ 2.1% vs. French standards)
- ROE*: 12.2%(vs. 13.6%)
- Tier One: 7.4% (vs. 8.0%)

* *ROE on shareholders' equity excluding unrealised capital gains*

Financial information restated under IAS/IFRS presented in this document was presented to the Group's Audit Committee.

The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders'equity at 1 January 2004 and on income in financial year 2004 have been audited.

The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted in respect of reserves and the treatment of macro hedging and intra-groups transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

The conversion results in a limited impact on net income, a significant increase in shareholders' equity, and a reduction in regulatory capital due to the reclassification of FGBR.

Net income - Group share after goodwill and integration-related costs (including the impact of IAS 32 and 39)* at 31 December 2004 stands at €2,507m against €2,203m under French standards. This positive difference of €304m is due mainly to the ending of goodwill amortisation (+€674m) and to effects specific to the 2004 financial year:

- 2004 gains on disposal in private equity posted to reserves as at 1 January 2004: -€146m net of tax;
- changes in Crédit Lyonnais goodwill after 1 January 2004: - €124m net of tax.

Excluding these items, the total negative impact is €100m. It is the sum of various adjustments, such as the new method of calculating the home-purchase savings schemes provision and day one profit, among others.

Net income – Group share before goodwill and integration-related costs is €2,911m (against €3,157m under French standards). The difference is due to the impact of private equity and to the various adjustments mentioned above.

Shareholders' equity is €1.7bn higher, owing to the recognition of unrealised capital gains on the portfolio of securities held for sale (+€1.1bn), the incorporation of part of the FGBR into reserves (+€0.8bn) and the revaluation of the share attributable to equity affiliates (+€0.8bn). Conversely, it is negatively affected by the impact from deferred recognition of some revenues such as day one profit, commissions and fees (-€0.5bn) and the deduction of treasury shares held for hedging stock option plans (-€0.5bn).

Excluding unrealised capital gains, shareholders' equity increases by €0.5bn.

The change in **regulatory capital**, which is €1.3bn lower, is mainly attributable to the reclassification into liabilities reserves of part of the FGBR, which was previously entirely included under regulatory capital. On this basis, the **Tier One** ratio stands at 7.4%.

ROE on equity before unrealised capital gains is 12.2%.

---

* *All figures, presented hereafter, include the impact of standards 32 & 39 and IFRS 4. The final impact of conversion to IAS/IFRS could differ from data currently disclosed, mainly due to the possibility that the standards might be further adapted during 2005, and to minority stakes in listed*

*

* *

The application of these new accounting standards does not change the financial strength of Credit Agricole S.A. Group and should have no impact on its strategic policies and business line's growth prospects.

Presentation available on website: www.credit-agricole-sa.fr

INVESTOR RELATIONS

Denis Kleiber	*+33 (0)1.43.23.26.78*	*Claude Rosenfeld*	*+33 (0)1.43.23.23.81*
Marguerite Borsotto	*+33 (0)1.43.23.34.83*	*Annabelle Wiriath*	*+33 (0)1.43.23.40.42*


CRÉDIT AGRICOLE S.A.


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26 April 2005

E. Brandt joins Calyon

Press release

Mrs **Ewa Brandt** has joined the staff of Calyon as Head of Human Resources. In this capacity, she is a member of the Management Committee and reports directly to Chief Executive Officer Edouard Esparbès.
She is replacing Mr Frédéric Goux who will join the Human Resources department of Crédit Agricole S.A. in June, where he will be appointed head of employee relations.

Mrs Brandt, 44, is a graduate of IEP Paris and has a master's degree in modern literature. She has spent her entire career at consulting firms in human resources, and in particular at Bossard Consultants where she was the head of human resources in 1996, moving the following year to Telecom Media Network S.A., part of Cap Gemini Ernst & Young. In March 2004, she moved to Cap Gemini Group as the Senior Executive in charge of human resources at international operations and continued in that function until joining Calyon.

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26 April 2005

Appointment at Risk Management and Control Department - Calyon

Press release

Gilles Trancart joins Calyon as Head of Market Risks in the Risk Management and Control Department, reporting to Bernard Carayon.

Born in 1958, Gilles Trancart graduated from ENSAE and joined the Banque de France in 1983 as a Deputy Manager before being appointed Inspector. In 1989, he moved to the investment firm Oddo et Compagnie, as General Secretary until 1995 and then as Managing Partner until 2003. From 2003 until early 2005 he was an independent company director and risk-management advisor to management in the banking and industrial sectors.

He was also a member of CECEI (the Banque de France's credit institutions and investment firms committee) and of the CRBF (its banking and financial regulatory committee) from 1996 to end-2002.

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28 April 2005

Appointment of Jean-Paul Betbèze

Press release

Jean-Paul Betbèze has been named Head of the Economic Research department and Chief Economist of Crédit Agricole S.A. He takes over from Pascal Blanqué, who is now Crédit Agricole Asset Management's Chief Investment Officer.

Jean-Paul Betbèze, who is 55 years old, spent the first part of his career between 1974 and 1990 in higher education, where he was Professor at the Paris-Panthéon-Assas university. From 1990 to 2003, he was Head of Economic and Financial Research at Crédit Lyonnais, as well as becoming Head of Strategy from 1995 until 2001. Subsequently in July 2003, he was appointed Advisor to Crédit Agricole S.A.'s Chairman and Chief Executive Officer, a position that he held until this latest appointment.

Furthermore, he is also a member of the Prime Minister's Economic Analysis Council, Chairman of UNICE's Commission for Economic and Financial Affairs and of the Political Economics Society, and a member of the Circle of Economists and of the International Conference of Commercial Bank Economists.

Jean-Paul Betbèze graduated from the HEC business school and holds a DEA postgraduate university diploma in Organizational Science. He also holds a doctorate in Economic Science and passed the Economic Science aggregation competitive examination. He has published various books, including "Financer la R&D" (Financing R&D, published by Documentation française, 2005), "La peur économique des Français" (The French Population's Fear of Economics, Odile Jacob, 2004), and "Les dix commandements de la Finance" (The Ten Commandments of Economics, Odile Jacob, 2003).

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Crédit Agricole S.A.
File No. 82-34771

Exhibit 5.2

Presentation given by Jean Laurent, CEO, at the European Banks Conference

April 7, 2005

Please see attached.

European Banks Conference

Morgan Stanley

London, April 7, 2005

Jean Laurent
Chief Executive Officer
Crédit Agricole S.A.


CRÉDIT
AGRICOLE S.A.

Contents

Crédit Lyonnais integration: a major success for Crédit Agricole

Since the end of the offer (June 2003):

✓Legal merger of the two groups' specialised business activities and creation of joint subsidiaries

✓Crédit Lyonnais converted into a pure country level retail bank

✓Creation of Calyon, a pan-European corporate and investment bank

✓€ 325 million in cost synergies achieved in 2004 (vs. € 275 million projected)

The complex nature of the operation has been overcome

✓Complexity of merger transactions, especially in Corporate and Investment Banking (€140 billion in assets and part of Crédit Lyonnais staff transferred to CAI)

✓Transactions completed in a lacklustre business climate, with weak GDP growth

✓Ensuring equitable treatment for all employees in the merger process or in leaving the group


CRÉDIT
AGRICOLE S.A.

Crédit Lyonnais integration: a major success for Crédit Agricole

Synergies exceed targets for 2004

€ m
40
275
325
620
589
760
2003
2004 target
2004 actual
2005 target
Synergies secured at 01/01/2005
2006 target


CRÉDIT AGRICOLE S.A.

Crédit Lyonnais integration: a major success for Crédit Agricole

2004: Increasing business lines' profitability

€ bn	Allocated capital 2004	%	ROE 2004	ROE 2003	Change in ROE
French Retail Banking – Regional Banks	3.3	14.1%	18.5%	17.9%	+0.6
French Retail Banking – Crédit Lyonnais branch network	2.3	9.8%	23.5%	23.5%	-
Specialised Financial Services	2.1	9.2%	19.7%	21.1%	(1.4)
Asset Management, Insurance and Private Banking	5.6	24.3%	17.2%	17.0%	+0.2
Corporate and Investment Banking	7.4	32.1%	14.2%	10.5%	+3.7
International Retail Banking	2.4	10.5%	14.3%	9.3%	+5.0
Total for business lines	**23.1**	**100%**	**17.0%**	**14.8%**	**+2.2**
Group			**13.6%**	**10.6%**	**+3.0**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. : Earnings up sharply in 2004

Net income – Group share, before goodwill and integration-related costs: €3,157m (+31.5%)

- Net income – Group share, before integration-related costs: €2,428m (+61.8%)
- Net income – Group share: €2,203m (+93.2%)

Contents

Goals of integration of Crédit Lyonnais

- ✓ Capitalizing on France's largest banking network
- ✓ Boosting profitability for 'product' subsidiaries
- ✓ Exporting our know-how in retail banking-related business lines
- ✓ Becoming a significant player in Corporate and Investment Banking

Capitalising on France's largest banking network

▪ Increasing marketing effectiveness

- high-density coverage in France: two complementary networks with over 9,000 branches

  programme to open 500 CA branches by 2010 and 150 CL branches by 2007

- staff increasingly focused on marketing
- developing the multi-channel banking model, which Crédit Agricole introduced in France


CRÉDIT
AGRICOLE S.A.

Boosting profitability of 'product' subsidiaries

- **Developing our leadership in specialised services**
  - Life insurance, consumer finance, asset management ...
- **Achieving systematic distribution of specialised subsidiaries' products**
  - Covering the full spectrum of France's population
  - Bolstering the marketing approach (adopting each brand's best practices)
- **Minimising production costs**
  - By expanding distribution capacity and combining production centres
- **Finding new sources of growth in Europe**
  - Capitalising on our expertise in less mature markets


CRÉDIT
AGRICOLE S.A.

Goals of integration of Crédit Lyonnais

Exporting our know-how: a policy widely applied in consumer credit


FINAREF Nordic
FINAREF Nordic
FINAREF Nordic
RIBANK
FINAREF Benelux
DAN'AKTIV Denmark
SOFINCO
FINCONSUM
CREDIBOM
WAFASALAF
AGOS ITAFINCO
CREDITPLUS BANK AG
LUKAS
CREDIGEN
ΕΜΠΟΡΙΚΗ CREDICOM

CRÉDIT AGRICOLE S.A.

Goals of integration of Crédit Lyonnais

Becoming a significant player in Corporate and Investment Banking

▪Strengthening our competitive positions in our areas of expertise:

- Structured finance on a global scale: shipping, aircraft, project finance
- Brokerage: in Europe via Cheuvreux and in Asia via CLSA
- Capital markets: capitalising on our high-quality rating in treasury and fixed-income activities

▪Improving profitability

- Rationalising the international organisation
- Implementing a single platform to serve an expanded customer base
- Adjusting capital allocation
  - ➢ Total capital allocated to Corporate and Investment Banking reduced from 40% to 35%
  - ➢ Reallocation of capital within these activities in favour of structured finance and capital market activities


CRÉDIT
AGRICOLE S.A.

Contents

Processes: an in-depth transformation

A fast-paced process

- **Most mergers completed within six months**

31 March	Sofinco-Finalion
30 April	Partial contribution by Crédit Lyonnais of its assets to CAI to create Calyon
27 May	Ucabail-Lixxbail
30 June	Predica-UAF
01 July	CAAM-CLAM
02 July	CPR AM-ABF CM
02 July	CFM-CLSA Monaco (international private banking)
02 July	Crédit Lyonnais Luxembourg spun off to CAI Luxembourg (international private banking)
17 September	Eurofactor, agreement to acquire Euler stake (49%)
30 September	Afcalia – Pacifica
26 November	Integration of all cash and settlements activity into Cedicam
15 December	UI – CLPEH (Private equity)
17 December	Plan to merge institutional securities custody services with those of Caisses d'Epargne


CRÉDIT
AGRICOLE S.A.

Processes: an in-depth transformation

A fast-paced process

- **Central support functions combined**
- **Process of combining IT systems in an advanced stage**
  - Creation of production grouping
- **Reorganisation plan completion schedule in 2005:**
  - Merger of CAI Suisse – Crédit Lyonnais Suisse (international private banking) done in March 2005
  - Reorganisation of property management business line (CLAM Immobilier + Uniger)
  - Merger of factoring operations (Eurofactor/Transfact)


CRÉDIT
AGRICOLE S.A.

Contents

Making significant headway: results up sharply

Robust earnings growth in all business lines

Contribution of business lines to net income before goodwill and integration-related costs


€m
2,754
+25.7%
3,461
589
501
371
870
782
223
(582)
658
529
412
960
1 053
335
(486)
French retail banking - Regional Banks
French retail banking - Crédit Lyonnais
Specialised financial services
Asset management, insurance and private banking
Corporate and investment banking
International retail banking
Proprietary asset management and other activities
2003
2004

- ✓ Nearly three-quarters of net income (before goodwill and integration-related costs) from retail banking and related business lines
- ✓ Sustained business momentum for the Regional Banks and Crédit Lyonnais retail banking network
- ✓ Continued growth in asset management and specialised financial services, especially in international markets
- ✓ Sharp drop in risk-related costs which benefits all business lines, especially Corporate & Investment Banking
- ✓ Robust increase in income for CIB financing activities


CRÉDIT
AGRICOLE S.A.

Making significant headway: results up sharply

Crédit Agricole S.A. : Earnings up sharply in 2004

€ m	2003	2004	Variation 2004/2003
Net banking income	**12,721**	**12,513**	**(1.6%)**
Operating expenses	(8,889)	(8,752)	(1.5%)
Gross operating income	**3,832**	**3,761**	**(1.9%)**
Risk-related costs	(1,121)	(576)	(48.6%)
Equity affiliates	856	1,113	+30.0%
Net income/(loss) on disposal of non-current assets	(49)	78	n.m..
Pre-tax income on ordinary activities	**3,518**	**4,376**	**+24.4%**
Integration-related costs	(513)	(349)	(32.0%)
Net income	**1,493**	**2,507**	**+67.9%**
Net income – Group share	**1,140**	**2,203**	**+93.2%**
Net income – Group share, before integration-related costs	**1,501**	**2,428**	**+61.8%**
Net income – Group share, before goodwill and integration-related costs	**2,401**	**3,157**	**+31.5%**

- ✓ Operating income virtually stable
- ✓ Risk-related costs significantly lower
- ✓ Pre-tax income on ordinary activities up sharply
- ✓ Substantial improvement in profitability:
  - Net income-Group share: up 93.2%
  - ROE*:13.6% (vs.10.6%)
  - EPS*: €2.14 (up 19.6%)

* Based on net income before goodwill and integration-related costs


CRÉDIT
AGRICOLE S.A.

Making significant headway: results up sharply

Q4-2004: integration stepped up

- ✓ Substantial development of businesses related to French and international retail banking (life and non-life insurance, consumer credit)
- ✓ In Corporate and Investment Banking, pick-up in capital market activities with a pronounced impact on income
- ✓ High contributions from equity associates (Regional Banks, Intesa)
- ✓ Increase in operating costs higher than anticipated by market, stems mainly from an acceleration of the integration process.


CRÉDIT
AGRICOLE S.A.

Three-year track record : A significant increase in size

€ bn	31/12/2001	31/12/2004	Change
Total assets	494.4	815.3	+65%
Shareholders' equity	14.8	24.9	+68%
Net banking income	6.3	12.5	+98%
Pre-tax income on ordinary activities	2.3	4.4	+91%


CRÉDIT
AGRICOLE S.A.

Three-year track record: Market capitalisation near doubled

	14 December 2001		1 April 2005
Share price	€ 16.6	+ 26% →	€ 20.97
No. of shares outstanding	€ 955.3m	X 1.5 →	€ 1,473.5m
Market cap.	€ 15.9bn	X 1.95 →	€ 30.9bn
Free float	€ 4.7bn	X 3.2 →	€ 15bn

Contents

Conclusion

✓ **Commitments made were met**

✓ **Development plan established, main focuses maintained:**

- **French leadership positions strengthened**
- **Group's international presence enlarged**
- **Principle of sustainable profitable growth confirmed**


CRÉDIT
AGRICOLE S.A.



CRÉDIT AGRICOLE S.A.

Appendices

Regional Banks: growth momentum confirmed

- **French Retail Banking leader**
- **Robust business growth:**
  Increases of 22.7% in loans and 34.8% in customer deposits over three years
- **Substantial rise in net income**



€m
+39.6x%
1,958
2,454
2,733
2001
2003
2004



CRÉDIT
AGRICOLE S.A.

Crédit Lyonnais: a solid performance

- **An ambitious corporate strategic plan**
  - Active policy to stimulate business with annual revenue growth of at least 3%
  - Target cost/income ratio: 65% in 2007/2008

- **Solid business growth over one year with good operating results. In 2004:**
  - Customer deposits: +6.1%
  - Loans outstanding: +6.8%
  - Income on ordinary activities: +12.8%
  - High ROE: 23.5%


CRÉDIT
AGRICOLE S.A.

Specialised Financial Services: business expanding rapidly

- **Consumer credit: robust development**
  - Stronger presence in France and Europe
    - *No. 1 in France with four brands: Sofinco, Finaref, Finalion, Viaxel*
    - *Expanding throughout Europe: active in 14 countries*
  - Surge in managed outstandings: 2.2x rise in three years
- **Lease finance and factoring: considerably larger size**
  - Lease finance: No. 2 in France – 2.2x increase in lease book in three years
  - Factoring: No. 1 in France – 6.6x rise in factor book in less than three years
- **A highly profitable business line**
  - Net income up 115% in two years; ROE: 19.7%


CRÉDIT
AGRICOLE S.A.

Asset Management, Insurance and Private Banking: leading positions

- **Strong organic growth and growth by acquisitions in all segments**
- **Assets under management: €406 billion**
- **Excellent financial performance**
  - Net banking income: +82% in three years
  - Net income: +97%
  - Cost/income ratio: 49.8% (- 3.1 percentage points in three years)
  - ROE: 17.2%


CRÉDIT
AGRICOLE S.A.

Asset Management, Insurance and Private Banking: leading positions

- **Asset management: No. 1 position in France strengthened**
  - Assets under management up 87% in three years
  - Rapid international expansion
- **No. 3 insurance group in France: No. 2 in life, No. 2 in non-life bancassurance**
  - Robust growth in life and non-life
  - High capabiliity for innovation: Personal Accident insurance – Farm insurance
- **Private banking: high growth in assets under management, +47% in three years**


CRÉDIT
AGRICOLE S.A.

Corporate and Investment Banking: 2004, a year of transition

- **Major commercial successes for Calyon in the aftermath of its creation**
  - Primary equity market: completion of main IPOs in 2004, advisor in major deals for 2005 (ADP, EDF, Areva, etc.)
  - Large securitisation and credit structuring deals
  - Leader in brokerage in Europe and in Asia and in futures
  - Syndicated loans: in 2004, No. 8 mandated lead arranger, No. 7 bookrunner.
  - Acquisition finance: arranger for the two largest deals in France


CRÉDIT
AGRICOLE S.A.

Corporate and Investment Banking: 2004, a year of transition

- **A respectable financial performance**
  - Expenses reduced
  - Risk-related costs slashed
  - ROE lifted to 14.2%

- **New ambitions confirmed**

International Retail Banking: sharply higher contribution

- **Strong earnings recovery for Banca Intesa**
  - Higher profit contribution
  - Strengthened ties
- **Operations outside Europe reconfigured**

CRÉDIT AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 5.3

Presentation on the conversion to IAS/IFRS standards

April 22, 2005

Please see attached.

Conversion to IAS/IFRS standards

22 April 2005


CRÉDIT
AGRICOLE S.A.

WARNING

This presentation does not include figures for listed companies in which the Group has a minority stake and which have not publicly reported the impact of converting their financial statements to IAS/IFRS standards. Their inclusion might lead to later changes in the disclosed information.

To facilitate interpretation of the accounts to be published for FY 2005 and their comparison with the 2004 accounts, this presentation focuses on the 2004 figures prepared under IAS/IFRS standards, including IAS 32 and 39. Figures relating to the impact from the application of IAS 32 and 39 in 2004 are estimates and have not been audited.

When forming their own opinion, readers should take into account all these uncertainty and risk factors.


CRÉDIT
AGRICOLE S.A.

CONTENTS



CRÉDIT
AGRICOLE S.A.

2005 timetable for financial communication

2004
2005
Period for comparison
First IAS/IFRS financial statements
JANUARY
FEBRUARY
MARCH
APRIL
MAY
JUNE
9 March: 2004 annual results (French standards)
22 APRIL: Impact of conversion to IAS/IFRS standards on 2004
2 June: 2005 first quarter results (IAS/IFRS standards)

- From 2005 first quarter results publication, financial communication will include a full IAS/IFRS comparison with estimated 2004 results under IAS/IFRS standards (incl. IAS 32 and 39)


CRÉDIT AGRICOLE S.A.

PREPARATION OF FIGURES

- ✓ The figures presented have been prepared using the IFRS standards adopted by the European Union at 31 December 2004 (including IFRS 2).
- ✓ Under these regulations, all standards except IAS 32 and 39, and IFRS 4 apply from 1 January 2004. Crédit Agricole S.A. applies IAS 32 and 39, and IFRS 4 from 1 January 2005.
- ✓ Nevertheless, to ensure comparability and clear information about conversion effects, the impact of this conversion, including applying IAS 32 and 39, and IFRS 4, on the consolidated balance sheet and income statement for 2004, have been estimated and are disclosed in this presentation. The prudential consequences of the accounting effects have also been estimated.
- ✓ The accounting principles and methods, on the basis of which all the financial information presented in this document has been prepared, have been reviewed by the Group's Auditors. As a result of this review, the Auditors have globally approved the principles used by the Group in applying IAS/IFRS standards at 1 January 2004 and 1 January 2005.


CRÉDIT
AGRICOLE S.A.

PREPARATION OF FIGURES

✓ The Audit Committee has reviewed all of the financial information presented in this document.

✓ The figures relating to the impact of IFRS standards applicable from 1 January 2004 (excluding IAS 32 and 39, and IFRS 4) on shareholders' equity at 1 January 2004 and on income in financial year 2004 have been audited.

✓ The figures relating to the impact of IFRS standards applicable from 1 January 2005 are now generally stable, with the exception of items on which further work is being conducted, in respect of reserves and the treatment of macro hedging and intragroup transactions. In this context, the Auditors have reported to the Audit Committee on the progress of their work related to the impact of IFRS standards at 1 January 2005 (including the effect of IAS 32 and 39, and IFRS 4).

✓ The estimates of the effect of IAS 32 and 39, and IFRS 4 on the 2004 consolidated balance sheet and income statement, ROE calculations and prudential estimates have not been audited.

✓ In general terms, the final impact of conversion to IAS/IFRS could differ from what is presented here, due for instance to the possibility that the standards might be further adapted during 2005.


CREDIT
AGRICOLE S.A.

PREPARATION OF FIGURES

✓Impact on shareholders' equity

The impact of adjustments on shareholders' equity may be final or temporary:

- Any adjustment which might have had an impact on the profit and loss account if IAS/IFRS standards had always been applied is recorded in **non-reversible shareholders' equity.** Example: FGBR and uneligible liabilities reserves, valuation of derivatives not eligible for hedge accounting.

- Any adjustment which might have had an impact on revaluation reserves if IAS/IFRS standards had always been applied is posted to **variable shareholders' equity.** Example: Revaluation of securities "available for sale" at fair value, valuation of derivatives for cash flow hedging.

- Any income which might have been deferred if IAS/IFRS standards had always been applied is posted to **amortisable shareholders' equity.** Example: Day one profit, spreading of certain commissions.

PREPARATION OF FIGURES

✓Impact on income statement

Variances in the income statement between French and IAS/IFRS standards may be final or temporary :

- Variances are **final** when the new standards either prohibit one kind of accounting treatment or make it compulsory.
  Example: Termination of amortisation of goodwill.

- **Temporary** effects are due to different valuation methods or to timing differences in the recognition of income/expenses.
  Example: Day one profit, spreading of given commissions.


CRÉDIT
AGRICOLE S.A.

CONTENTS



CRÉDIT
AGRICOLE S.A.

CREDIT AGRICOLE S.A.: Key Figures (excl. IAS 32 and 39)

✓2004 net income - Group share

- After goodwill and integration-related costs: €2,787m (+€584m)
- Before goodwill and integration-related costs: €3,191m (+€34m)

✓Shareholders' equity – Group share at 31 December 2004: €26,240m (+€1,300m)

✓ROE: 13.1% (- 0.5 point)

✓Tier One: 7.7 % (- 0.3 point)



CRÉDIT
AGRICOLE S.A.

CREDIT AGRICOLE S.A.: Key Figures (incl. IAS 32 and 39)

✓2004 net income - Group share
- After goodwill and integration-related costs: €2,507m (+€304m)
- Before goodwill and integration-related costs: €2,911m (- €246m)

✓Shareholders' equity – Group share at 1 January 2005
- Including unrealised capital gains: €26,603m (+ €1,663m)
- Before unrealised capital gains: €25,475m (+ €535m)

✓ROE*: 12.2% (- 1.4 point)

✓Tier One: 7.4 % (- 0.6 point)

* ROE on shareholders equity excluding unrealised capital gains


CRÉDIT
AGRICOLE S.A.

Impact on shareholders' equity – Group share and 2004 result excluding IAS 32 and 39

€m Net of tax	Shareholders' equity – Group share at 01/01/2004	Net income – Group share 2004	Changes in 2004 shareholders' equity	Shareholders' equity – Group share at 31/12/2004
French standards	**23,571**	**2,203**	**(834)**	**24,940**
Impact on non-reversible shareholders' equity	**551**	**513**	**(374)**	**690**
FGBR and liabilities reserves (IAS 37)	847	(10)	-	837
Badwill and goodwill (IFRS 3)	11	550	-	561
Deferred tax (IAS 12)	90	-	-	90
Treasury shares (IFRS 2)	(254)	-	(291)	(545)
Grants (IAS 20)	(128)	-	(78)	(206)
Other	(15)	(27)	(5)	(47)
Impact on variable shareholders' equity	**-**	**-**	**-**	**-**
Impact on amortisable shareholders' equity	**(57)**	**4**	**-**	**(53)**
Commissions and fees (IAS 18)	(57)	4	-	(53)
Other impacts	**601**	**67**	**(5)**	**663**
IAS/IFRS impact attributable to equity affiliates	601	67	(5)	663
IAS/IFRS impact exluding IAS 32 and 39	**1,095**	**584**	**(379)**	**1,300**
IAS/IFRS standards excluding IAS 32 and 39	**24,666**	**2,787**	**(1,213)**	**26,240**

CRÉDIT AGRICOLE S.A.

Impact on Crédit Agricole S.A. shareholders' equity – Group share at 1 January 2005

(€ m, net of tax)
Including IAS 32 and 39

	Estimation of net income - Group share*	Shareholders' equity – Group share at 1 January 2005
French standards	**2,203**	**24,940**
Impact on non-reversible shareholders' equity	**266**	**160**
FGBR and other uneligible reserves (IAS 30, 37 and 39)	(107)	837
Badwill and goodwill (IFRS 3)	550	561
Revaluation of securities: trading, impairment (IAS 39)	(232)	(85)
Revaluation of derivatives (IAS 39)	94	(448)
Micro hedging of fair value (IAS 39)	(12)	13
Deferred tax (IAS 12)	-	80
Treasury shares and stock options (IFRS 2 – IAS 32)	-	(545)
Grants	-	(206)
Other	(27)	(47)
Impact on variable shareholders' equity	**-**	**1,164**
Securities available for sale (IAS 39)	-	1,128
Micro hedging of cash flow (IAS 39)	-	(101)
Macro hedging of cash flow (IAS 39)	-	137
Impact on amortisable shareholders' equity	**(34)**	**(464)**
Day one profit (IAS 39)	(34)	(182)
Commissions and fees (IAS 18 – IAS 39)	-	(97)
Provisions for credit risk – Discounting (IAS 39)	-	(185)
IAS/IFRS impact attributable to equity affiliates	**72**	**803**
IAS/IFRS impact	**304**	**1,663**
IAS/IFRS standards	**2,507**	**26,603**

* Unaudited

Estimated impact on Crédit Agricole S.A. consolidated results

€ m Including IAS 32 and 39	French standards 2004	IAS/IFRS impact*	IAS/IFRS standards 2004*
Net banking income	**12,513**	**(404)**	**12,109**
Operating expenses	(8,752)	154	(8,598)
Gross operating income	**3,761**	**(250)**	**3,511**
Risk-related costs	(576)	4	(572)
Income from equity affiliates	1,113	72	1,185
Net gains/(loss) on disposal of non-current assets	78	(41)	37
Pre-tax income on ordinary activities	**4,376**	**(215)**	**4,161**
Extraordinary items + tax + FGBR (excl. integration-related costs)	(915)	(39)	(954)
Net income before goodwill and integration-related costs	**3,461**	**(254)**	**3,207**
Amortisation of goodwill and integration-related costs	(954)	550	(404)
Net income	**2,507**	**296**	**2,803**
Minority interests	304	(8)	296
Net income - Group share	**2,203**	**304**	**2,507**

Net income - Group share before goodwill and integration-related costs	3,157	(246)	2,911

* Unaudited


CRÉDIT
AGRICOLE S.A.

Impact already anticipated in financial statements under French standards

✓Fixed assets (IAS 16, 36, 38, 40)

Crédit Agricole S.A. has applied in anticipation starting 1 January 2004 the entirety of regulation CRC 2002-10, relating to amortisation and depreciation of assets.

This regulation implements the IAS standard into French standards.

The change in method applied in 2004 did not have any material impact.

The Crédit Agricole S.A. group opted to retain currently applied values of investment property.

✓Empoyee benefits (IAS 19)

Crédit Agricole S.A. has implemented CNC recommendation 2003-R.01 from 2004 financial statements under French standards. The effect of this change in accounting method was to reduce shareholders' equity by €151m net of tax.

This recommendation is similar to IAS 19 and enables convergence of treatment between French and IAS standards.

The Crédit Agricole S.A. group and its fully consolidated subsidiaries have not opted for the optional 'corridor' method.


CRÉDIT
AGRICOLE S.A.

Explanation of main variances

- ✓ FGBR and provisions for liabilities (IAS 30, 37 and 39)
- ✓ Scope and consolidation methods(IAS 27, 28 and 31)
- ✓ Business combinations and goodwill (IAS 36, IAS 38 and IFRS 3)
- ✓ Securities portfolios (IAS 39)
- ✓ Derivatives (IAS 39)
- ✓ Derivatives and micro hedging of fair value (IAS 39)
- ✓ Derivatives and micro hedging of cash flow (IAS 39)
- ✓ Derivatives and macro hedging (IAS 39 – carve-out)
- ✓ Day one profit (IAS 39)
- ✓ Net commission and fees income and effective interest rate (IAS 18 – IAS 39)
- ✓ Provisions for credit risk (IAS 39)
- ✓ Deferred tax (IAS 12)
- ✓ Treasury shares and share-based payments (IFRS 2 and IAS 32)
- ✓ Grants (IAS 20)


CRÉDIT
AGRICOLE S.A.

FGBR and Provisions for liabilities (IAS 30, 37 and 39)

French standards	IAS/IFRS treatment

• Under French standards, FGBR are created in addition to liabilities reserves.
• FGBR cover the following items in particular:
  • general credit risks
  • operating risks
  • home purchase savings schemes
  • legal risks.
	• Risks covered by FGBR according to IAS have been reversed as a contra-asset (global reserves according to IAS 39) or as liabilities reserves (provision for operating risks, provision for home purchase savings schemes).
	• FGBR and liabilities reserves previously established and which do not meet the criteria under standards 37 and 39 are posted definitively to consolidated reserves.
	• The valuation method used for the home purchase savings schemes was modified. The reserve established covers the risk of general imbalance in the home purchase savings schemes finance system.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share		Impact on shareholders' equity – Group share at 01/01/2005	
New method for valuing home purchase savings schemes provision	- €45m	FGBR and uneligible liabilities reserves	+ €837m
Uneligible liabilities reserves	- €62m	Impact on share of equity affiliates	+ €324m
	- €107m		


CRÉDIT
AGRICOLE S.A.

Scope and methods of consolidation (IAS 27, 28 and 31)

French standards	IAS/IFRS treatment
• The Crédit Agricole S.A. group only consolidates companies over which it has control (using full consolidation), those over which it has substantial influence (using the equity method) or over which it has joint control (proportional consolidation). Investments held temporarily as part of venture capital or structured finance transactions are not included in the scope of consolidation. • Dedicated mutual funds are consolidated under rule 99-07 § 10052. • Foreign exchange translation variance on equity in foreign subsidiaries is posted temporarily to consolidated reserves. It is posted to profit and loss when the subsidiaries are sold.	• Whether an entity can be consolidated or not is determined using criteria similar to those used under French standards. • There are no exceptions to consolidation. Therefore, dedicated mutual funds of insurance business are consolidated. • The fair-value option treatment may be used instead of the consolidation of minority interests (it will be applied to the Private Equity segment). • Consolidation methods remain the same. • IFRS standard 1 offers the option of definitively posting total currency translation adjustment to consolidated reserves at 1 January 2004 (-€163m). This option has been adopted by the Group.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity – Group share at 01/01/2005
No material impact	No material impact


CRÉDIT
AGRICOLE S.A.

Business combinations and goodwill (IAS 36, IAS 38 and IFRS 3)

French standards	IAS/IFRS treatment
• Business combinations are accounted for using the acquisition cost method. • Positive and negative goodwill arising from an acquisition is amortised using the straight-line method and is subject to exceptional depreciation in the event of impairment. • Allocation of goodwill to specific assets and liabilities and determination of the level of goodwill become final within one year after the closure of the accounting year of the acquisition.	• No change in treatment of acquisitions prior to 1 January 2004. • Goodwill recorded as at 1 January 2004 remains at the level determined under French standards. • Goodwill is no longer amortised from 1 January 2004 and is subject to an annual impairment test. • Negative goodwill prior to 1 January 2004 is posted to reserves; Badwill recognised after that date is posted to profit and loss.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share		Impact on shareholders' equity – Group share at 01/01/2005	
End of amortisation of goodwill and impairment test	+ €674m	Negative goodwill posted to reserves at 1 January 2004	+ €11m
Changes on Crédit Lyonnais goodwill after 1 January 2004	- €124m	Effect on 2004 profit and loss	+ €550m
	+ €550m		+ €561m
Impact on share in equity affiliates	+ €63m	Impact on share in equity affiliates	+ €203m


CRÉDIT
AGRICOLE S.A.

Investment portfolios (IAS 39) – 1/2

French standards	IAS/IFRS treatment

• Securities recognised as assets are recorded in portfolios as laid down by regulations (trading, available for sale, held to maturity, portfolio, other long-term securities, investments in associated companies) according to management intention on acquisition.
• They are valued according to their classification.
• Provisioning of unrealised losses on securities available for sale, investments in associates and similar is accounted for through the profit and loss account.
	• Securities are classified in four categories laid down by IAS 39:
	  • Assets at fair value through profit and loss
	  • Assets held to maturity
	  • Assets available for sale
	  • Loans and claims at amortised cost.
	• Private Equity portfolios are recorded as 'assets at fair value through profit and loss'. Unrealised gains on these investments at 1 January 2004 are posted to shareholders' equity.
	• Portfolios of 'assets held to maturity' and 'loans and claims' are recognised at amortised cost.
	• When assets available for sale are deemed impaired, unrealised losses are finally accounted for through the profit and loss.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share		Impact on shareholders' equity – Group share at 01/01/2005	
Revaluation of Private Equity at fair value: gains on disposal realised in 2004 posted to shareholders' equity at 1 January 2004	- €146m	Revaluation of Private Equity at fair value	€100m
Impairment (neutralisation of reversals of impairment provision) and other	- €86m	Impairment (lowest market price) and other	- €185m
	- €232m		- €85m


CRÉDIT
AGRICOLE S.A.

Investment portfolios (IAS 39) – 2/2

French standards	IAS/IFRS treatment
• Securities recognised as assets are classified in portfolios as laid down by regulations (trading, available for sale, held to maturity, portfolio, other long-term securities, investments in associated companies) according to management intention on acquisition. • They are valued according to their classification. • In case, provisioning of unrealised losses on securities available for sale, investments in associates and similar is possible through the profit and loss account.	• Securities are allocated to in four categories laid down by IAS 39: • Assets at fair value through profit and loss • Assets held to maturity • Assets available for sale • Loans and claims amortised cost. • Changes in value of the available for sale portfolio are posted to variable shareholders' equity.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity – Group share at 01/01/2005	
No material impact	Revaluation of securities available for sale	+ €1,128m
	Impact on share in equity affiliates	+ €213m


CRÉDIT
AGRICOLE S.A.

Derivatives (IAS 39)

French standards	IAS/IFRS treatment

• Derivatives are recorded in four categories (trading, single open position, micro hedging, macro hedging) according to management intention on establishment of the position.
• They are valued at historical cost or at market value, depending on their classification.
• Derivatives used for hedging are accounted for symmetrically to the instrument which they hedge.
• Provisions for unrealised losses may be charged against single open positions.
	• All derivatives are recognised on the balance sheet at fair value, whether they are held for trading purposes or used for hedging.
	• Changes in fair value are posted:
	  • to the profit and loss account for trading or fair value hedging
	  • to variable shareholders' equity for cash flow hedging.
	• Hedging relationships must meet tight eligibility and effectiveness conditions.
	• If these conditions are not met, the transactions are moved to the trading portfolio.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share		Impact on shareholders' equity – Group share at 01/01/2005	
Recognition in the trading portfolio of derivatives not eligible for hedging according to regulation	+ €94m	Recognition in the trading portfolio of derivatives not eligible for hedging according to regulation	- €448m



CREDIT
AGRICOLE S.A.

Derivatives and micro hedging of fair value (IAS 39)

French standards	IAS/IFRS treatment
• The purpose of the hedging contract is to reduce the risk of a change in price or interest rate on an asset or liability. • Accounting treatment for hedging derivatives follows that for the item hedged, generally accrual.	• Fair value hedging aims to hedge changes in the price of a financial asset, liability, or a firm commitment unaccounted for. • In case of micro hedging, the change in the fair value of the derivatives is recognised in the income statement as, symmetrically, that of the hedged item. Possible ineffectiveness is therefore charged to the income statement.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share		Impact on shareholders' equity – Group share at 01/01/2005	
Hedging ineffectiveness	- €12m	Hedging ineffectiveness	+ €13m



CRÉDIT
AGRICOLE S.A.

Derivatives and micro hedging of cash flow (IAS 39)

French standards	IAS/IFRS treatment
• The purpose of the hedging contract is to reduce the risk of a change in price or interest rate on a future item. • Accounting treatment for hedging derivatives follows that for the item hedged, generally accrual. • As long as the instrument hedged is not recognised on the balance sheet, the results of the hedging contract are deferred.	• Micro hedging of cash flows aims to cover the risk of variability of future cash flow (variable rate financial assets or liabilities, future refinancing rate). • Revaluation of cash flow hedging derivatives has, with respect of its hedge-efficient part, an impact on the variable shareholders' equity. The ineffective part of the hedge is posted to the income statement.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity – Group share at 01/01/2005
No material impact	Revaluation of cash flow micro hedging derivatives - €101m


CRÉDIT
AGRICOLE S.A.

Derivatives and macro hedging (IAS 39 – carve-out)

French standards	IAS/IFRS treatment
• Macro hedging consists of reducing general interest rate risk on the bank's balance sheet, using derivative instruments. In accounting terms, it is treated through interest accrual, symmetrically with the positions hedged. • This approach forms part of asset/liability management and includes recognition of all items on the balance sheet which lead to interest rate risk, whatever their legal status (sight deposits, for example).	• The Group favours the implementation of fair value macro hedges as allowed under IAS 39 'carve-out', since this is close to the asset/liability management approach and limits volatility in equity and earnings. Any change in the fair value of derivatives is posted to and neutralised in the income statement. • Because of the structure of their portfolios, some Group entities record macro hedging of cash flow relationships. In this case, changes in the fair value of derivatives are posted to variable shareholders' equity for the hedge-effective part. The ineffective part of the hedge is posted to the income statement.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity – Group share at 01/01/2005	
No material impact	Revaluation of cash flow macro hedging derivatives	+ €137m


CRÉDIT
AGRICOLE S.A.

Day one profit (IAS 39)

French standards	IAS/IFRS treatment
• Structured finance deals and complex financial instruments in capital markets are valued using internal valuation models. • The results of these valuations are posted to the profit and loss account over time.	• Where there are no prices in an active market, the fair value of a financial instrument is calculated using either the price of similar transactions or internal valuation models. • If internal models are used, the results are only recognised when they are based on standard models including 'observable' parameters. • When the parameters cannot be verified through market observation, the assessed result is not recorded in the accounts at inception. This value is reversed to the income statement over time until the parameters can be verified or the relevant product reaches maturity. • The Crédit Agricole S.A. group has retroactively restated all contracts on its books as at 1 January 2005.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share		Impact on shareholders' equity – Group share at 01/01/05	
Day one profit	- €34m	Day one profit	- €182m



CRÉDIT
AGRICOLE S.A.

Net commission and fees income and effective interest rate (IAS 18 – IAS 39)

French standards	IAS/IFRS treatment

• Commissions are treated according to the nature of the service.
• Interest is calculated using the contractual rate.
	• Initial valuation of loans at fair value, with ultimate recognition at amortised cost using the effective interest rate.
	• Commissions now spread or incorporated in the effective interest rate:
	  • commissions and fees to consumer credit specifiers
	  • commissions and fees on retail bank cards
	  • some corporate and investment bank participation fees.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity – Group share at 01/01/2005	
No material impact	Gains/(losses) to be spread	- €97m


CRÉDIT
AGRICOLE S.A.

Provisions for credit risk (IAS 39)

French standards	IAS/IFRS treatment
• Risks on doubtful outstandings are individually provisioned. • Collective provisions are charged for non-doubtful outstandings (sector risk). • Provisions are charged to match estimated losses (difference between book value and recoverable value).	• Individual provisions are accounted for when there is material evidence of impairment. They are estimated based on expected future cash flows net of guarantees and discounted using the original rate of the loan. • This is also the case when loans are restructured. • Collective provisions cover estimated impairment on a homogeneous group of risks (business sector, country at-risk, counterparties under close watch). They are based on the methodology developed under Basle II.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity – Group share at 01/01/2005	
No material impact	Revaluation of individual reserves	- €185m


CRÉDIT
AGRICOLE S.A.

Deferred tax (IAS 12)

French standards	IAS/IFRS treatment
• Life assurance companies' capitalisation reserve is not subject to deferred tax liabilities. • In spite of being non-deductible, FGBR are not posted to deferred tax assets.	• A deferred tax liability is recognised on the whole life assurance companies' reserve for depreciation of securities. • Changing part of the FGBR into reserves leads to the creation of a deferred tax asset on them.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity - Group share at 01/01/2005	
No material impact	Deferred tax liability on life assurance companies' reserve for depreciation of securities	- €285m
	Deferred tax asset on FGBR recognised in reserves	+ €365m
		+ €80m
	Impact on share in equity affiliates	+ €57m



CRÉDIT
AGRICOLE S.A.

Treasury shares and shares-based payments (IFRS 2 and IAS 32)

French standards	IAS/IFRS treatment
• The Group's stock option plans are hedged by the purchase of shares. • Provisions are charged to personnel costs against variance between the option strike price and the price at which shares are bought for hedging purposes.	• IFRS 2 applies to plans awarded after 7 November 2002. This applies to three Crédit Agricole S.A. stock option plans. • The fair value of the options is assessed when they are awarded. • This amount is recognised as a charge spread over the vesting period (four years). • Shareholders' equity is reduced by shares held to hedge plans.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity – Group share at 01/01/2005	
No material impact in 2004 as a previously reserve as set-up under French standards The ordinary annual charge is –€17m.	Impact of shares held to hedge plan	- €545m


CRÉDIT
AGRICOLE S.A.

Grants (IAS 20)

French standards	IAS/IFRS treatment
• Grants are included under a specific heading within consolidated shareholders' equity.	• Grants are included in the balance sheet as a deduction from asset accounts.

IAS/IFRS impact

Estimated impact on 2004 net income – Group share	Impact on shareholders' equity - Group share at 01/01/2005
No material impact	Deduction from asset accounts - €206m


CRÉDIT
AGRICOLE S.A.

CONTENTS


CRÉDIT
AGRICOLE S.A.

Summary of impacts on financial statements and prudential ratios, including IAS 32 and 39

Limited impact on income statement apart from end of amortisation of goodwill and one-off items in 2004

€ m Net of tax	Net income - Group share	Net income - group share before goodwill and integration-related costs	ROE
French standards	**2,203**	**3,157**	**13.6%**
End of amortisation of goodwill	674	-	
Changes on Crédit Lyonnais goodwill after 1 January 2004	(124)	-	
Gains on Private Equity since 1 January 2004 deemed realised as at 1 January, 2004	(146)	(146)	
Other items	(100)	(100)	
IAS/IFRS standards	**2,507**	**2,911**	**12.2%***

* ROE before unrealised capital gains ; ROE including unrealised capital gains: 11.6%


CRÉDIT
AGRICOLE S.A.

Summary of impacts on financial statements and prudential ratios, including IAS 32 and 39

Significant increase in shareholders' equity – Tier One capital impacted by reclassification of FGBR

€ bn Net of tax	Shareholders' equity – Group share at 01/01/2005	Net tier one capital at 01/01/2005	Tier one ratio
French standards	**24.9**	**17.3**	**8.0%**
Recording of part of FGBR of €1.9bn as: • contingency reserve • in equity	0.8	(1.1)	
Recognition of available for sales' securities portfolio, subject to later changes in market value	1.1		
Deferred recognition of some income (Day one profit, commissions and fees, ...)	(0.5)	(0.5)	
Deduction of treasury shares held for hedging stock option plans	(0.5)	-	
Share of IFRS adjustments by equity affiliates	0.8	0.4	
Impacts on net income before goodwill	(0.4)	(0.4)	
Impacts of goodwill on net income	0.7	-	
Other items	(0.3)	0.4	
IAS/IFRS standards	**26.6**	**16.1**	**7.4%**
IAS/IFRS standards excluding IAS 32 and 39	**26.2**		**7.7%**


CRÉDIT
AGRICOLE S.A.

CONTENTS


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of French retail banking

Main sources of variance between French and IAS/IFRS standards:

✓Spreading of commissions (bank cards, ...)

✓Impact on provisions for doubtful loans and impairment on restructured loans of discounting expected future cash flow at original loan rate

✓No reversal of impairment on securities available for sale

✓Transfer of reserves into shareholders' equity


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of French retail banking - Regional Banks

€ m	2004 Reported	Impact	2004 IFRS standards
Net banking income			
Operating expenses			
Gross operating income			
Risk-related costs			
Equity affiliates	718	10	728
Pre-tax income on ordinary activities	**718**	**10**	**728**
Extraordinary items + tax + FGBR	(60)		(60)
Net income before amortisation of goodwill	**658**	**10**	**668**
Cost/income ratio	**n.a.**		**n.a.**


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of French retail banking - Crédit Lyonnais

€ m	2004 Reported	Impact	2004 IFRS standards
Net banking income	**3,393**	**6**	**3,399**
Operating expenses	(2,479)	1	(2,478)
Gross operating income	**914**	**7**	**921**
Risk-related costs	(158)	(11)	(169)
Pre-tax income on ordinary activities	**756**	**(4)**	**752**
Extraordinary items + tax + FGBR	(227)	(7)	(234)
Net income before amortisation of goodwill	529	(11)	518
Cost/income ratio	**73.1 %**		**72.9%**


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Specialised financial services

Main sources of variance between French and IAS/IFRS standards:

✓Commissions to specifiers presented as reduction of net banking income, and spread over time

✓Impact on provisions for doubtful loans and impairment on restructured loans of discounting expected future cash flow at original loan rate


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Specialised financial services

€ m	2004 Reported	Impact	2004 IFRS standards
Net banking income	**2,387**	**(108)**	**2,279**
Operating expenses	(1,398)	170	(1,228)
Gross operating income	**989**	**62**	**1,051**
Risk-related costs	(342)	(27)	(369)
Equity affiliates	(3)	1	(2)
Pre-tax income on ordinary activities	**644**	**36**	**680**
Extraordinay items + tax + FGBR (before integration-related costs)	(232)	1	(231)
Net income before amortisation of goodwill	**412**	**37**	**449**
Cost/income ratio	**58.6%**		**53.9%**



CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Asset management, insurance and private banking

Main sources of variance between French and IAS/IFRS standards:

- ✓No reversal of impairment on securities available for sale
- ✓Posting to assets at fair value by income of securities valued under accrual in French standards
- ✓Insurance: significantly different presentation of balance-sheet; standards subject to evolution


CRÉDIT
AGRICOLE S.A.

Summary of impact on insurance businesses (IAS 27, IFRS 4, IAS 39)

French standards	IAS/IFRS treatment
• The accounting principles and valuation regulations for insurance businesses have been used in Crédit Agricole S.A.'s consolidated accounts, in accordance with regulation 99-07. • In accordance with regulation 2000-05 on consolidating insurance companies, Crédit Agricole S.A. does not consolidate dedicated mutual funds owned by insurance companies.	• The financial assets of group insurance companies have been reclassified in accordance with IAS standard 39 in four categories of authorised assets, for the most part under 'assets available for sale'. • In accordance with consolidation regulations, 7 dedicated mutual funds are consolidated. • Insurance liabilities are partly valued under French standards (IFRS 4) while awaiting additional standards relating to insurance company liabilities. • 'Shadow accounting' is used for insurance policies with profit sharing. This creates a liability to balance the revaluation of the corresponding assets. • Only the share of revaluation of assets held for own account impacts the level of shareholders' equity .
• Life assurance companies' reserve for depreciation of securities is not subject to deferred tax liabilities.	• A deferred tax liability is recognised on the whole life assurance companies' reserve for depreciation of securities

IAS/IFRS impact

Estimated impact on 2004 net income – Group share		Impact on shareholders' equity- Group share at 01/01/2005	
Net effect of revaluation of assets for own account*	- €10m	Net effect of revaluation of assets for own account*	+ €296m
		Deferred tax liability on life assurance companies' reserve for depreciation of securities*	- €285m

* Effects included in figures by nature of impact shown on previous slides


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Asset management, insurance and private banking

€ m	2004 Reported	Impact	2004 IFRS standards
Net banking income	**2,782**	**(37)**	**2,745**
Operating expenses	(1,385)	-	(1,385)
Gross operating income	**1,397**	**(37)**	**1,360**
Risk-related costs	(11)	2	(9)
Equity affiliates	12	1	13
Pre-tax income on ordinary activities	**1,398**	**(34)**	**1,364**
Extraordinary items + tax + FGBR (before integration-related costs)	(438)	5	(433)
Net income before amortisation of goodwill	960	(29)	931
Cost/income ratio	**49.8 %**		**50.4%**


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Corporate and investment banking (excluding Private Equity)

Main sources of variance between French and IAS/IFRS standards:

✓Day one profits deferred

✓Participation fees spread

✓No reversal of impairment on securities available for sale


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Corporate and investment banking (excluding Private Equity)

€ m	2004 Reported	Impact	2004 IFRS standards
Net banking income	**3,710**	**(8)**	**3,702**
Operating expenses	(2,620)	(2)	(2,622)
Gross operating income	**1,090**	**(10)**	**1,080**
Risk-related costs	50	(14)	36
Equity affiliates	73	1	74
Gain/'(loss) on disposal of non-current assets	30	(47)	(17)
Pre-tax income on ordinary activities	**1,243**	**(70)**	**1,173**
Extraordinary items + tax + FGBR (before integration-related costs)	(284)	(19)	(265)
Net income before amortisation of goodwill	**959**	**(51)**	**908**
Cost/income ratio	**70.6%**		**70.8%**


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Private Equity

Main sources of variance between French and IAS/IFRS standards:

✓Posting to assets at fair value through profit and loss of whole portfolio:

- Gains on disposals on 2004 assumed realised as at 1 January 2004
- Reduction in value of assets charged to net banking income and not to risk-related costs


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Private Equity

€ m	2004 Reported	Impact	2004 IFRS standards
Net banking income	**206**	**(273)**	**(67)**
Operating expenses	(36)	-	(36)
Gross operating income	**170**	**(273)**	**(103)**
Risk-related costs	(87)	84	(3)
Equity affiliates	-	-	-
Gain/(loss) on disposal of non-current assets	-	-	-
Pre-tax income on ordinary activities	**83**	**(189)**	**(106)**
Extraordinary items+ tax + FGBR (before integration-related costs)	11	40	51
Net income before amortisation of goodwill	**94**	**(149)**	**(55)**
Cost/income ratio	**17.5%**		**n.m.**



CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of International retail banking

Main sources of variance between French and IAS/IFRS standards:

✓Excluding direct impact of Intesa which have not been disclosed yet, the main one being the ending of amortisation of goodwill on the equity interest in Intesa


CRÉDIT
AGRICOLE S.A.



Impact on 2004 income statement by business line

Results of International retail banking

€ m	2004 Reported	Impact	2004 IFRS standards
Net banking income	**352**	**(8)**	**344**
Operating expenses	(278)	(4)	(282)
Gross operating income	**74**	**(12)**	**62**
Risk-related costs	(32)	2	(30)
Equity affiliates	305	63	368
Pre-tax income on ordinary activities	**347**	**53**	**400**
Extraordinary items + tax + FGBR (before integration-related costs)	(12)	6	(6)
Net income before amortisation of goodwill	**335**	**59**	**394**
Cost/income ratio	**79.0%**		**81.9%**



CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Proprietary asset management and other activities

Main sources of variance between French and IAS/IFRS standards:

✓Transfer of reserves into shareholders' equity


CRÉDIT
AGRICOLE S.A.

Impact on 2004 income statement by business line

Results of Proprietary asset management and other activities

€ m	2004 Reported	Impact	2004 IFRS standards
Net banking income	**(317)**	**25**	**(292)**
Operating expenses	(556)	(12)	(568)
Gross operating income	**(873)**	**13**	**(860)**
Risk-related costs	4	(33)	(29)
Equity affiliates	8	(4)	4
Gain/(loss) on disposal of non-current assets	48	6	54
Pre-tax income on ordinary activities	**(813)**	**(18)**	**(831)**
Extraordinary items + tax + FGBR (before integration-related costs)	327	(102)	225
Net income before amortisation of goodwill	**(486)**	**(120)**	**(606)**


CRÉDIT
AGRICOLE S.A.

Changes to the consolidated balance sheet

The main changes to the consolidated balance sheet relate to:

✓**Reclassifications**

- With no impact on total assets, in particular:

  New classification of securities portfolios, reclassification of intangibles into goodwill on Crédit Lyonnais business franchise

- Resulting in an increase in total assets, in particular:

  Contracts previously netted on the balance sheet no longer are; securities transactions are now recorded in the balance sheet as of the trade date and not as of the transaction date (transactions previously recorded under off-balance sheet items)

✓**Impact on asset and liability valuation, in particular:**

Securities and derivatives recorded at fair value


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated balance sheet at 1 January 2005

Assets (€ m)	French standards	IFRS* reclassifications	IFRS* impact	IFRS standards*
Cash, central banks	23,585			23,585
Financial assets at fair value		288,715	1,889	290,604
Derivatives instruments for hedging		215	283	498
Financial assets available for sale		129,043	6,037	135,080
Treasury bills and similar items	48,474	(48,474)		-
Due from banks	257,562	(47,396)	95	210,261
Of which Crédit Agricole internal transactions	*170,520*			*170,520*
Loans and advances to customers & lease finance/Claims on customers	165,957	(2,044)	(187)	163,726
Revaluation of macro hedged portfolio at fair value		15	4,569	4,584
Financial assets held to maturity		18,972		18,972
Securities transactions	88,144	(88,144)		-
Insurance companies' investments	139,234	(139,234)		-
Investment property		3,326	9	3,335
Investments and other securities held long term	2,602	(2,602)		-
Investments in equity affiliates	13,233	225	637	14,095
Tangible and intangible fixed assets	6,607	(3,789)	(27)	2,791
Goodwill	9,682	3,034	607	13,323
Tax assets		1,620	3,592	5,212
Accrued income and sundry assets	60,202	(13,763)	906	47,345
TOTAL	**815,282**	**99,719**	**18,410**	**933,411**

* Unaudited


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A. consolidated balance sheet at 1 January 2005

Liabilities (€ m)	French standards	IFRS* reclassifications	IFRS* impact	IFRS standards *
Central banks	504			504
Liabilities at fair value		203,595	2,860	206,455
Derivative instruments		268	845	1,113
Due to banks	142,469	(53,154)	122	89,437
Of which Crédit Agricole internal transactions	*14,286*			
Customer accounts in credit/Payable to customers	305,192	(7,309)	(7)	297,876
Debt securities in issue	101,032	(8,096)	132	93,068
Revaluation of macro hedged portfolio at fair value			3,288	3,288
Insurance companies' technical reserves	135,137		6,656	141,793
Tax liabilities		1,157	3,466	4,623
Accruals and sundry liabilities	76,758	(35,020)	162	41,900
Contingency reserves	4,867	291	(1,061)	4,087
Subordinated debt	18,509	(1)	264	18,772
Fund for general banking risks	1,833	(1,833)		-
Minority interests	4,041	(179)	30	3,892
Shareholders' equity	24,940	-	1,663	26,603
Net income for the year	*2,203*		*304*	*2,507*
Consolidated reserves	*5,291*			
TOTAL	**815,282**	**99,719**	**18,410**	**933,411**

* Unaudited


CRÉDIT
AGRICOLE S.A.

Details of IAS/IFRS impact on equity affiliates

(€m, net of tax)
Including IAS 32 and 39

	Shareholders' equity – Group share
Impact on non-reversible shareholders' equity	
FGBR and uneligible reserves (IAS 37)	324
Badwill and goodwill (IFRS 3)	203
Revaluation of securities: trading, impairment (IAS 39)	213
Deferred tax (IAS 12)	57
Other	6
IAS/IFRS impact on 1 January 2005 to equity affiliates	**803**


CRÉDIT
AGRICOLE S.A.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 5.4

AMF publication listing declaration by Crédit Agricole regarding transactions in its own shares

April 18, 2005

Please see attached English language summary.

Crédit Agricole S.A.
File No. 82-34771

Exhibit 5.4

English summary from French

AMF Notice published April 18, 2005

Declaration of transactions by companies in their own shares (article L. 225-209 of the French Commercial Code)

The AMF lists below information received from companies whose shares are listed on a regulated market (Eurolist) regarding transactions in their own shares.

Company	Operation	Number of shares	Period
CREDIT AGRICOLE	Transfer Sale	158 778 5 576	March 2005 -